As filed with the Securities and Exchange Commission on July 1, 2019

Registration No.        333-

811-21127

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933                                                          X

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 45

MERRILL LYNCH LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT D

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:      Flexible Premium Individual Deferred Variable Annuity Contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant is filing this Registration Statement for the purpose of registering interests under Merrill Lynch Investor Choice AnnuitySM (IRA Series) variable annuity contracts (“Contracts”) on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-119364) and funded by Merrill Lynch Life Variable Annuity Separate Account D (File No. 811-21127). Upon effectiveness of the merger between Transamerica Advisors Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Contracts and Merrill Lynch Life Variable Annuity Separate Account D was transferred intact to TLIC.

MERRILL LYNCH INVESTOR CHOICE ANNUITYSM (IRA SERIES)

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisor Life Insurance Company)

Merrill Lynch Life Variable Annuity Separate Account D

Supplement Dated July 1, 2019

to the

Prospectus dated May 1, 2018

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 355-8511

Transamerica Life Insurance Company (“TLIC”) is amending the prospectus for Merrill Lynch Investor Choice AnnuitySM (IRA Series) policies (the “Policies”) to provide information regarding the merger (the “Merger”) of the issuer of your Policy, Transamerica Advisors Life Insurance Company (“TALIC”, formerly known as Merrill Lynch Life Insurance Company), with and into TLIC.

TALIC had stopped issuing new Policies by 2009. Following the Merger, TLIC will not issue new TALIC Policies.

Effective on or about July 1, 2019, TALIC merged with and into its affiliate TLIC. Before the Merger, TALIC was the issuer of the Policies. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Annuity Separate Account D (the “Separate Account”) that funds the Policies, and the assets of the separate account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Policies. The Policies have thereby become flexible premium individual deferred variable annuity policies funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the insurance company that provides your Policy benefits from TALIC to TLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TLIC that reflects the change from TALIC to TLIC. Until we amend all forms we use that are related to the Policies, we may still reflect TALIC in correspondence and disclosure to you.

I. The following are the available investment options:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AIM Growth Series (Invesco Growth Series) – Class A Shares
Invesco Mid Cap Core Equity Fund	Invesco Mid Cap Core Equity Fund	Invesco Advisers, Inc.
AIM Sector Funds (Invesco Sector Funds) – Class A Shares
Invesco Comstock Fund	Invesco Comstock Fund	Invesco Advisers, Inc.
Invesco Value Opportunities Fund	Invesco Value Opportunities Fund	Invesco Advisers, Inc.
The AB Trust – Class A Shares
AB International Value Fund	AB International Value Fund	AllianceBernstein L.P.
AB Discovery Value Fund	AB Discovery Value Fund	AllianceBernstein L.P.
AB Value Fund	AB Value Fund	AllianceBernstein L.P.
Allianz Funds – Class A Shares
AllianzGI NFJ Dividend Value Fund	AllianzGI NFJ Dividend Value Fund	Allianz Global Investors Fund Management LLC

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AMG Funds - Class N Shares
AMG Renaissance Large Cap Growth Fund	AMG Renaissance Large Cap Growth Fund	AMG Funds, LLC
BlackRock Basic Value Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC
BlackRock Bond Fund, Inc. - Investor A Shares
BlackRock Total Return Fund	BlackRock Total Return Fund	BlackRock Advisors, LLC
BlackRock Capital Appreciation Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC
BlackRock Funds - Investor A Shares
BlackRock Advantage International Fund	BlackRock Advantage International Fund	BlackRock Advisors, LLC
BlackRock Funds II - Investor A Shares
BlackRock High Yield Bond Portfolio	BlackRock High Yield Bond Portfolio	BlackRock Advisors, LLC
BlackRock U.S. Government Bond Portfolio	BlackRock U.S. Government Bond Portfolio	BlackRock Advisors, LLC
BlackRock Funds III - Investor A Shares
iShares S&P 500 Index Fund	iShares S&P 500 Index Fund	BlackRock Advisors, LLC
BlackRock Global Allocation Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC
BlackRock Large Cap Series Fund, Inc. - Investor A Shares
BlackRock Advantage Large Cap Core Fund	BlackRock Advantage Large Cap Core Fund	BlackRock Advisors, LLC
BlackRock Large Cap Focus Growth Fund	BlackRock Large Cap Focus Growth Fund	BlackRock Advisors, LLC
BlackRock Advantage Large Cap Value Fund	BlackRock Advantage Large Cap Value Fund	BlackRock Advisors, LLC
BlackRock Series, Inc. – Investor A Shares
BlackRock International Fund	BlackRock International Fund	BlackRock Advisors, LLC
BlackRock Advantage U.S. Total Market Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC
Columbia Funds Series Trust - Class A Shares
Columbia Large Cap Growth Fund III	Columbia Large Cap Growth Fund III	Columbia Management Investment Advisers, LLC
Columbia Funds Series Trust I - Class A Shares
Columbia Mid Cap Growth Fund	Columbia Mid Cap Growth Fund	Columbia Management Investment Advisers, LLC
Davis New York Venture Fund, Inc. - Class A Shares		Davis Selected Advisers, L.P.
BNY Mellon Appreciation Fund, Inc.		BNY Mellon Investment Adviser, Inc.
Eaton Vance Mutual Funds Trust - Class A Shares
Eaton Vance Floating-Rate Fund	Eaton Vance Floating-Rate Fund	Boston Management and Research
Eaton Vance Special Investment Trust - Class A Shares
Eaton Vance Large-Cap Value Fund	Eaton Vance Large-Cap Value Fund	Boston Management and Research
Federated Equity Funds - Class A Shares
Federated Kaufmann Fund	Federated Kaufmann Fund	Federated Equity Management Company of Pennsylvania
Federated Equity Income Fund, Inc. - Class A Shares		Federated Equity Management Company of Pennsylvania
JPMorgan Trust II – Class A Shares
JPMorgan Multi-Cap Market Neutral Fund	JPMorgan Multi-Cap Market Neutral Fund	J.P. Morgan Investment Management, Inc.
JPMorgan Small Cap Growth Fund	JPMorgan Small Cap Growth Fund	J.P. Morgan Investment Management, Inc.
Janus Investment Fund - Class A Shares
Janus Henderson Enterprise Fund	Janus Henderson Enterprise Fund	Janus Capital Management LLC
Janus Henderson Forty Fund	Janus Henderson Forty Fund	Janus Capital Management LLC
Lord Abbett Affiliated Fund, Inc. - Class A Shares		Lord, Abbett & Co. LLC
Lord Abbett Bond-Debenture Fund, Inc. - Class A Shares		Lord, Abbett & Co. LLC
Lord Abbett Mid Cap Stock Fund, Inc. - Class A Shares		Lord, Abbett & Co. LLC
Invesco Oppenheimer Capital Appreciation Fund - Class A Shares		OppenheimerFunds, Inc.
Invesco Oppenheimer Main Street Funds®, Inc. - Class A Shares
Invesco Oppenheimer Main Street Fund®	Invesco Oppenheimer Main Street Fund®	OppenheimerFunds, Inc.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Invesco Oppenheimer Main Street Mid Cap Fund® - Class A Shares		OppenheimerFunds, Inc.
PIMCO Funds - Class A Shares
PIMCO CommodityRealReturn Strategy Fund®	PIMCO CommodityRealReturn Strategy Fund®	Pacific Investment Management Company LLC
PIMCO Low Duration Fund	PIMCO Low Duration Fund	Pacific Investment Management Company LLC
PIMCO Real Return Fund	PIMCO Real Return Fund	Pacific Investment Management Company LLC
PIMCO Total Return Fund	PIMCO Total Return Fund	Pacific Investment Management Company LLC
Pioneer Fund - Class A Shares		Amundi Pioneer Asset Management, Inc.
Pioneer Select Mid Cap Growth Fund - Class A Shares		Amundi Pioneer Asset Management, Inc.
Pioneer High Yield Fund - Class A Shares		Amundi Pioneer Asset Management, Inc.
Pioneer Real Estate Shares Fund - Class A Shares		Amundi Pioneer Asset Management, Inc.
Ready Assets Government Liquidity Fund		BlackRock Advisors, LLC
Templeton Growth Fund, Inc. - Class A Shares
Templeton Growth Fund, Inc.	Templeton Growth Fund, Inc.	Templeton Global Advisors Limited
Transamerica Funds - Class A Shares
TA Dividend Focused	Transamerica Dividend Focused	Transamerica Asset Management, Inc.
TA Bond	Transamerica Bond	Transamerica Asset Management, Inc.
TA Multi-Cap Growth	Transamerica Multi-Cap Growth	Alta Capital Management, LLC
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value	Transamerica Asset Management, Inc.
TA US Growth	Transamerica US Growth	Wellington Management Company, LLP
Transamerica Funds - Class A Shares
TA Asset Allocation - Conservative	Transamerica Asset Allocation- Conservative VP	J.P. Morgan Investment Management, Inc.
TA Asset Allocation - Moderate	Transamerica Asset Allocation- Moderate VP	J.P. Morgan Investment Management, Inc.
TA Asset Allocation - Moderate Growth	Transamerica Asset Allocation- Moderate Growth VP	J.P. Morgan Investment Management, Inc.
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced	J.P. Morgan Investment Management, Inc. and Aegon USA Investment Management, LLC
Transamerica Series Trust - Initial Class
TA BlackRock Government Money Market	Transamerica BlackRock Government Money Market VP	BlackRock Investment Management, LLC
TA Greystone International Growth	Transamerica Greystone International Growth VP	Greystone Managed Investments Inc.
Transamerica Series Trust - Service Class
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
TA TS&W International Equity	Transamerica TS&W International Equity VP	Thompson, Siegel & Walmsley LLC
TA US Growth	Transamerica US Growth VP	Wellington Management Company, LLP

II. The following hereby replaces the section of the prospectus describing the insurance company issuer of the Policies:

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

III. The following updates information in the Tax Information section of the prospectus.

TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the contract. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity contract until withdrawn. This is referred to as tax deferral.

If you purchase the contract as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your contract is referred to as a qualified contract. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified contract. There are limits on the amount of contributions you can make to a qualified contract. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a contract’s provisions, the plan’s provisions will control.

You will generally not be taxed on increases in the value of your contract until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the contract. You may also be subject to current taxation if you make a gift of a nonqualified contract without valuable consideration. All amounts received from the contract that are includible in income are taxed at ordinary income rates; no amounts received from the contract are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the contract for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the contract, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or policy.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the contract. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The Separate Account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Separate Account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the Separate Account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the Separate Account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your Contract and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your contract maintains its status as an annuity contract for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

Guaranteed Lifetime Withdrawal Benefits

For contracts with a guaranteed lifetime withdrawal benefit or a guaranteed minimum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. It is possible that the withdrawal base (with respect to the guaranteed lifetime withdrawal benefits) and the guaranteed future value (with respect to the guaranteed minimum accumulation benefit) could be taken into account to determine the contract value that is used to calculate required distributions and the amount of the distribution that would be included in income. The proper treatment of the Income Enhancement Option under a guaranteed lifetime withdrawal benefit is unclear. It is possible that the IRS could determine that the benefit provides some form of long term care insurance. In that event, the Internal Revenue Service may determine the Income Enhancement Option is an incidental benefit with adverse consequences for qualification as an Individual Retirement Annuity, you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your contract, and the amount of income attributable to guaranteed lifetime withdrawal payments could be affected. In addition, if the Income Enhancement Benefit causes an increase in payments calculated to meet the Required Minimum Distribution requirements it may violate the rules governing such distributions with adverse tax consequences. In view of this uncertainty, you should consult a tax adviser with any questions.

Medicare Tax

Distributions from nonqualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. We are required to report distributions taken from nonqualified annuity policies as being potentially subject to this tax.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this contract. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as a valid marriage under the applicable state law, will each be treated as a spouse as defined in this contract for state law purposes. However, individuals in other arrangements that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this contract for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this contract or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a tax adviser for more information on this subject.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable withdrawals, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the contract.

Qualified Policies

The qualified contract is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our contract administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a contract must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the contract as collateral security; (iii) subject to special rules, the total premium payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or withdrawals according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1⁄2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the contract value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions. Subject to certain exceptions, distributions prior to age 59 1⁄2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same rules that apply to IRA distributions and are taxed as ordinary income.

The IRS has not reviewed this contract for qualification as a traditional IRA, SIMPLE IRA or SEP IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the contract comport with qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when taken 5 tax years after the first contribution to any Roth IRA of the individual and taken after one of the following: attaining age 59 1⁄2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when taken from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this contract for qualification as a Roth IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the contract comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to Federal Insurance Contributions Act (FICA or Social Security) taxes. The contract includes a death benefit that in some cases may exceed the greater of the premium payments or the contract value. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occurred. Specifically distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the contract in connection with Section 403(b) plans may wish to consult with their tax adviser.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) contract comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the contract, and transactions under the contract and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the contract is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities) and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages, distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled “Withholding.” below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to substantial risk of forfeiture.

Taxation of Surrenders and Withdrawals - Qualified Policies

In the case of a withdrawal under a qualified contract (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the contract” to your total account balance or accrued benefit under the retirement plan. Your “investment in the contract” generally equals the amount of any non-deductible premium payments made by you or on your behalf. If you do not have any non-deductible premium payments, your investment in the contract will be treated as zero.

In addition, a penalty tax may be assessed on amounts surrendered from the contract prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a tax adviser for more information regarding the application of these exceptions to your circumstances. You may also be required to begin taking minimum distributions from the contract by a certain date. The terms of the plan may limit the rights otherwise available to you under the contract.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1⁄2 or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 70 1⁄2. The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating minimum required distributions. Consult a competent tax adviser before purchasing an optional living or death benefit.

Each owner is responsible for requesting distributions under the contract that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the contract with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

The Code generally requires that interest in a qualified contract be non-forfeitable.

You should consult your legal counsel or tax adviser if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a contract for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed minimum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as contract holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a tax adviser before purchasing this contract as a qualified contract.

Withholding

The portion of any distribution under a contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or taken. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the contract is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax adviser should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

IV. The following hereby replaces the Other Information – Independent Registered Public Accounting Firm section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Life Variable Annuity Separate Account D as of December 31, 2018 and for the years ended December 31, 2018 and 2017, and the statutory basis financial statements and schedules of Transamerica Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

V. The following updates information in the Other Information – Financial Condition of the Company section in the prospectus:

How to Obtain More Information. We encourage Policy owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our audited financial statements, as well as the audited financial statements of the Separate Account are located in the SAI. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center: Transamerica Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499, (319)-355-8511. In addition, the SAI is available on the SEC’s website at www.sec.gov.

VI. The following is added to the Other Information section in the prospectus:

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks Although to our knowledge these events have thus far not been material in nature, our management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

The Transamerica Chief Information Security Officer oversees the company’s information security program, and provides reporting up to company management and, directly or indirectly, to the Board of Directors, as well as Aegon’s Global Chief Information Security Officer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Transamerica’s companies are also subject to contractual restrictions with respect to the information of our clients and business partners. A number of our systems, employees and business partners have access to, and routinely process, the personal information of consumers. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

Merrill Lynch Life Variable Annuity

Separate Account D (the “Separate Account”)

Flexible Premium Individual Deferred

Variable Annuity Policy (the “Policy”)

issued by

Transamerica Advisors Life Insurance Company

Home Office: 425 West Capital Avenue

Suite 1800

                              Little Rock, Arkansas 72201

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 535-5549

offered through

Transamerica Capital, Inc.

Prospectus May 1, 2018 Merrill Lynch Investor Choice Annuity® (IRA Series)

This Prospectus describes a flexible premium individual deferred variable annuity policy issued by Transamerica Advisors Life Insurance Company (“we” or “us”). The policy allows the owner (or “you”) to accumulate an account value, and later apply the annuity value to receive fixed annuity payments. This Prospectus provides basic information that you should know before investing. Please read it carefully and keep it for future reference. We no longer offer the policy for sale to new purchasers.

The policy must be issued as an IRA policy, Roth IRA policy, or SEP IRA policy or purchased through an established IRA, Roth IRA, SIMPLE IRA, or SEP IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”). Please note that prior to September 25, 2007, this policy was permitted to be issued in connection with a retirement arrangement under Section 403(b) of the Internal Revenue Code (i.e. a tax sheltered annuity policy). However, effective September 25, 2007, we no longer accept any additional contributions from any source to your 403(b) policy. In addition, effective September 25, 2007, we prohibit the issue of a 403(b) policy in an exchange for the 403(b) policy or custodial account of another provider. The policy itself does not provide the tax advantages typically provided by a variable annuity. The tax advantages available with this policy exist solely through qualified policies or accounts. If this policy is not issued or purchased as such, the taxes on gains will not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the policy (including the annuity income and death benefits), before you purchase the policy in a tax-qualified plan.

The account value you accumulate under the policy will fluctuate daily, based on the investment performance of the Separate Account’s subaccounts in which you invest. Each subaccount invests in one underlying portfolio. We do not guarantee how any of the portfolios will perform. Investing in this policy involves risks, including possible loss of some or all of your investment.

Replacing your existing annuity or life insurance policy with this policy may not be to your advantage.

When you purchase your policy, you must select one of four Classes of the policy, each of which has a different surrender charge and asset-based insurance charge. The four available Classes of the policy are:

▶ B Class	▶ L Class
▶ C Class	▶ XC Class

If you select the XC Class, we will add a bonus amount to your account value each time you make a premium payment. In certain circumstances, we may take back all or a portion of the bonus amount. The overall expenses for the XC Class will be higher than the expenses for a similar policy that does not pay a bonus amount. Selecting the XC Class may be beneficial to you only if you own the policy for a sufficient length of time, and the investment performance of the Separate Account’s subaccounts in which you invest is sufficient to compensate for its higher expenses. Over time, the value of the bonus amount(s) could be more than offset by higher expenses.

The subaccounts available under this policy invest in underlying funds of the Portfolio listed below:

SUBACCOUNT	PORTFOLIO
AB International Value Fund	AB International Value Fund
AB Discovery Value Fund	AB Discovery Value Fund
AB Value Fund	AB Value Fund
AllianzGI NFJ Dividend Value Fund	AllianzGI NFJ Dividend Value Fund
AMG Renaissance Large Cap Growth Fund	AMG Renaissance Large Cap Growth Fund
BlackRock Advantage International Fund	BlackRock Advantage International Fund
BlackRock Advantage Large Cap Core Fund	BlackRock Advantage Large Cap Core Fund
BlackRock Advantage Large Cap Value Fund	BlackRock Advantage Large Cap Value Fund
BlackRock Advantage U.S. Total Market Fund, Inc. - Investor A Shares	BlackRock Advantage U.S. Total Market Fund, Inc. - Investor A Shares
BlackRock Basic Value Fund, Inc. - Investor A Shares	BlackRock Basic Value Fund, Inc. - Investor A Shares
BlackRock Capital Appreciation Fund, Inc. - Investor A Shares	BlackRock Capital Appreciation Fund, Inc. - Investor A Shares
BlackRock Global Allocation Fund, Inc. - Investor A Shares	BlackRock Global Allocation Fund, Inc. - Investor A Shares
BlackRock High Yield Bond Portfolio	BlackRock High Yield Bond Portfolio
BlackRock International Fund	BlackRock International Fund
BlackRock Large Cap Focus Growth Fund	BlackRock Large Cap Focus Growth Fund
BlackRock Total Return Fund	BlackRock Total Return Fund
BlackRock U.S. Government Bond Portfolio	BlackRock U.S. Government Bond Portfolio
Columbia Large Cap Growth Fund III	Columbia Large Cap Growth Fund III
Columbia Mid Cap Growth Fund	Columbia Mid Cap Growth Fund
Davis New York Venture Fund, Inc. - Class A Shares	Davis New York Venture Fund, Inc. - Class A Shares
Dreyfus Appreciation Fund, Inc.	Dreyfus Appreciation Fund, Inc.
Eaton Vance Floating-Rate Fund	Eaton Vance Floating-Rate Fund

SUBACCOUNT	PORTFOLIO
Eaton Vance Large-Cap Value Fund	Eaton Vance Large-Cap Value Fund
Federated Equity Income Fund, Inc. – Class A Shares	Federated Equity Income Fund, Inc. – Class A Shares
Federated Kaufmann Fund	Federated Kaufmann Fund
Invesco Comstock Fund	Invesco Comstock Fund
Invesco Mid Cap Core Equity Fund	Invesco Mid Cap Core Equity Fund
Invesco Value Opportunities Fund	Invesco Value Opportunities Fund
iShares S&P 500 Index Fund	iShares S&P 500 Index Fund
JPMorgan Small Cap Growth Fund	JPMorgan Small Cap Growth Fund
Janus Henderson Enterprise Fund	Janus Henderson Enterprise Fund
Janus Henderson Forty Fund	Janus Henderson Forty Fund
Lord Abbett Affiliated Fund, Inc. - Class A Shares	Lord Abbett Affiliated Fund, Inc. - Class A Shares
Lord Abbett Bond-Debenture Fund, Inc. - Class A Shares	Lord Abbett Bond-Debenture Fund, Inc. - Class A Shares
Lord Abbett Mid Cap Stock Fund, Inc. - Class A Shares	Lord Abbett Mid Cap Stock Fund, Inc. - Class A Shares
Oppenheimer Capital Appreciation Fund - Class A Shares	Oppenheimer Capital Appreciation Fund - Class A Shares
Oppenheimer Main Street Fund®	Oppenheimer Main Street Fund®
Oppenheimer Main Street Mid Cap Fund® - Class A Shares	Oppenheimer Main Street Mid Cap Fund® - Class A Shares
PIMCO CommodityRealReturn Strategy Fund®	PIMCO CommodityRealReturn Strategy Fund®
PIMCO Low Duration Fund	PIMCO Low Duration Fund
PIMCO Real Return Fund	PIMCO Real Return Fund
PIMCO Total Return Fund	PIMCO Total Return Fund
Pioneer Fund - Class A Shares	Pioneer Fund - Class A Shares
Pioneer High Yield Fund - Class A Shares	Pioneer High Yield Fund - Class A Shares
Pioneer Real Estate Shares Fund - Class A Shares	Pioneer Real Estate Shares Fund - Class A Shares
Pioneer Select Mid Cap Growth Fund - Class A Shares	Pioneer Select Mid Cap Growth Fund - Class A Shares
Ready Assets Government Liquidity Fund	Ready Assets Government Liquidity Fund
TA Asset Allocation – Conservative Class A Shares	Transamerica Asset Allocation – Conservative VP Class A Shares
TA Asset Allocation – Moderate Class A Shares	Transamerica Asset Allocation – Moderate VP Class A Shares
TA Asset Allocation – Moderate Growth Class A Shares	Transamerica Asset Allocation – Moderate Growth VP Class A Shares
TA Dividend Focused - Class A Shares	Transamerica Dividend Focused - Class A Shares
TA Flexible Income - Class A Shares	Transamerica Flexible Income - Class A Shares
TA Greystone International Growth – Initial Class	Transamerica Greystone International Growth VP – Initial Class
TA Multi-Cap Growth – Class A Shares	Transamerica Multi-Cap Growth – Class A Shares
TA Small/Mid Cap Value – Class A Shares	Transamerica Small/Mid Cap Value – Class A Shares
TA T. Rowe Price Small Cap – Service Class	Transamerica T. Rowe Price Small Cap VP – Service Class
TA TS&W International Equity –Service Class	Transamerica TS&W International Equity VP – Service Class
TA US Growth – Class A Shares	Transamerica US Growth VP – Class A Shares
TA WMC US Growth – Service Class	Transamerica WMC US Growth VP – Service Class
Templeton Growth Fund, Inc – Class A Shares	Templeton Growth Fund, Inc – Class A Shares

For a more detailed list of the available subaccounts, please refer to “Appendix A – Portfolios Associated with the Subaccounts”. More detailed information concerning the Funds available through this policy and their investment objectives, strategies, policies, risks, and expenses is contained in each Fund’s prospectus. Each year while you own the policy, we will send you the current Fund prospectuses or summary prospectuses.

You may also obtain a prospectus for any of the Funds by contacting our Service Center. In addition, if you receive a summary prospectus for a Fund, you may obtain a full statutory prospectus by referring to the contact information for the Fund company on the cover page of the summary prospectus. Please read the current prospectus or summary prospectus for each of the Funds carefully before investing and retain them for future reference.

The Funds available under this policy are also available for direct purchase by the general public outside of an annuity or life insurance policy. If you purchase shares of these Funds directly from a broker-dealer or mutual fund company, you won’t pay policy or Separate Account charges, but you also won’t have annuity options, death benefits or other optional benefits available. Because of these additional policy and Separate Account charges, which affect account values and subaccount returns, you should refer only to information regarding the Funds available through the Company, rather than to information that may be available through alternate sources.

Purchases and Redemptions of Fund Shares; Reinvestment. The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the policy. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

Certain features and benefits described in this Prospectus may vary in your state; all policy classes, features, and benefits may not be available in all states. Please see Appendix J “State policy availability and/or Variations of Certain Features and Benefits” later in this Prospectus for more information on state availability and/or variations of certain features and benefits.

To learn more about the policy, you may want to read the Statement of Additional Information dated May 1, 2018 (known as the “SAI”). For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. We have filed the SAI with the U.S. Securities and Exchange Commission (“SEC”) and have incorporated it by reference into this Prospectus. (It is legally a part of this Prospectus.) The SAI’s table of contents appears at the end of this Prospectus.

The SEC maintains a web site that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

The Securities and Exchange Commission has not approved these policies or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Although this Prospectus is primarily designed for potential purchasers of the policy, you may have previously purchased a policy and are receiving this Prospectus as a current policy owner. If you are a current policy owner, you should note that the options, features, and charges of the policy may vary over time (and as noted above, may vary depending on your state), and generally you may not change your policy or its features as issued. For more information about the particular options, features, and charges applicable to you, please contact your Financial Advisor, refer to your policy, see Appendix J, and/or note policy variations referenced throughout this Prospectus.

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

Definitions

•	account value: The sum of the values of your interests in the subaccounts of the Separate Account as of the end of a valuation period.

•	accumulation unit: A unit of measure used to determine the value of your interest in a subaccount during the accumulation period. There will be Class-distinct accumulation units for each subaccount.

•

accumulation unit value: The value of an accumulation unit during a valuation period. Class-distinct accumulation unit values are determined for each subaccount as of the close of trading (usually 4:00 p.m. (ET)) on each day the New York Stock Exchange is open.

•	annuitant: Any natural person(s) on whose life annuity payments are based.

•	annuity date: The date on which you choose to begin receiving annuity payments. The annuity date must occur by the oldest annuitant’s 95th birthday.

•

annuity value: The amount which will be applied to an annuity option on the annuity date. It is the account value on the annuity date reduced by any charges for premium taxes and any other charges deducted on the annuity date.

•	beneficiary(ies): The person(s) or entity(ies) designated by you to receive payment of the death benefit provided under the policy.

•

Individual Retirement Account (“IRA Account”): A custodial account meeting the requirements of Section 408(a) of the Internal Revenue Code (“IRC”). SIMPLE IRA and SEP IRA Accounts are specific types of IRA Accounts.

•	Individual Retirement Annuity (“IRA”): An annuity meeting the requirements of Section 408(b) of the IRC. A SEP IRA policy is a specific type of IRA.

•

joint annuitant: The policy does not permit two annuitants. However, you may designate a second person referred to as the joint annuitant for certain purposes solely under the GMIB and the GMWB riders. For the GMIB riders, the joint annuitant is a second person designated for payment of any GMIB under a joint and survivor life annuity. For the GMWB, the joint annuitant is a second person whose life will be used to determine the benefits under the GMWB rider. For purposes of the GMWB rider, the joint annuitant must be a spouse. The joint annuitant does not have any rights under the policy or the rider.

•	maturity date: The latest possible annuity date.

•

monthaversary: The policy date and the same calendar day of each successive month during the accumulation period. If the policy date falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent month, the monthaversary will be the first day of the following month.

•

net investment factor: An index used to measure the investment performance of a subaccount from one valuation period to the next valuation period. There will be a Class-distinct net investment factor for each subaccount.

•	nonqualified policy: A policy issued in connection with a retirement arrangement other than a qualified policy or an arrangement described in the IRC.

•	policy anniversary: An anniversary of the policy date.

•	policy date: The effective date of the policy. This is usually the business day we receive your initial premium at our Service Center.

•

policy value: The total value of your interest in the policy as of the end of the valuation period. It equals the account value less any bonus amounts subject to recapture (for XC Class policies), less uncollected charges.

•	policy year: A one year period starting on the policy date and on each policy anniversary thereafter.

•	qualified policy: A policy issued in connection with a retirement arrangement described under Section 403(b), 408(b), or 408A of the IRC.

•

quarterversary: The same calendar day of each successive three month period during the accumulation period, beginning with the policy date. If the policy date falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent third month, the quarterversary will be the first day of the following month.

•	Roth Individual Retirement Account (“Roth IRA Account”): A custodial account meeting the requirements of Section 408A of the IRC.

•	Roth Individual Retirement Annuity (“Roth IRA”): An annuity meeting the requirements of Section 408A of the IRC.

•

service center: Where you send correspondence, inquiries and transaction requests. You may the Service Center by mail at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001 or by phone at (800) 535-5549.

•

surrender value: The amount available upon surrender of the policy. It is equal to the policy value reduced by any charges which apply upon surrender, including the surrender charge, and any bonus amounts which are recaptured upon surrender, and increased by any credits, which are added upon surrender.

•	tax sheltered annuity: A policy issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

•	valuation period: The interval from one determination of the accumulation unit value for a subaccount to the next such determination.

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer account value between the subaccounts. State premium taxes may also be deducted.

Policy Owner Transaction Expenses

Sales Load Imposed on Premiums	None
State Premium Taxes	0% - 3.5%
Surrender Charge

Complete Years Elapsed Since Payment of Each Premium	As a% of premium withdrawn
	B Class	L Class	C Class	XC Class
0 years	7.0%	6.0%	2.0%	8.0%
1 year	6.0%	5.0%	0.0%	8.0%
2 years	5.0%	4.0%	0.0%	7.0%
3 years	4.0%	3.0%	0.0%	7.0%
4 years	3.0%	0.0%	0.0%	6.0%
5 years	2.0%	0.0%	0.0%	6.0%
6 years	1.0%	0.0%	0.0%	5.0%
7 years	0.0%	0.0%	0.0%	4.0%
8 years	0.0%	0.0%	0.0%	3.0%
9 years	0.0%	0.0%	0.0%	0.0%

	Maximum	Current
Transfer Fee[1]	$30	$25

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses. This table also includes the charges you will pay if you add optional riders to your policy.

Periodic Charges Other Than Fund Expenses

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts)	B Class	L Class	C Class	XC Class
Maximum Asset-Based Insurance Charge	2.00%	2.00%	2.00%	2.00%
Current Asset-Based Insurance Charge (if you purchased your policy on or after June 23, 2008)†	1.35%	1.55%	1.70%	1.75%
Current Asset-Based Insurance Charge (if you purchased your policy prior to June 23, 2008)	1.25%	1.45%	1.60%	1.65%

†

If we have not received necessary approval by June 23, 2008 in any state(s), we will continue to apply the lower Asset-Based Insurance Charge to policies purchased in that state until approval is obtained.

	Maximum	Current
Other Charges
Annual policy Fee[2]	$75	$50

[1]	Currently we are not charging for transfers, but reserve the right to do so.

[2]

The policy fee will be assessed per policy annually on each policy anniversary and upon surrender or annuitization only if the greater of account value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

	Maximum	Current
Annual Charge for Optional Riders[3]
Return of Premium GMDB (standard)[4]	0.40%	0.15%
Return of Premium GMDB (GMWB version)[5]	0.40%	0.15%
Return of Premium GMDB (GMIB version)[6]	0.40%	0.15%
Maximum Anniversary Value GMDB[4]	0.65%	0.25%
Greater of Maximum Anniversary Value and Roll-Up GMDB (Standard Version)[4]	1.20%	0.55%
Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version)[7]	1.20%	0.65%
ADB[8]	0.50%	0.25%
GMIB[9]	0.90%	0.50%

GMIB EXTRA
For policies purchased on or after June 23, 2008[10]	1.20%	0.75%
For policies purchased prior to June 23, 2008[10]	1.20%	0.65%

GMWB Single Life
For policies purchased on or after June 23, 2008[11]	1.25%	0.65%
For policies purchased on or after June 23, 2008 with the GMWB Income Enhancement Benefit[11]	1.55%	0.80%
For policies purchased prior to June 23, 2008[11]	1.25%	0.60%

GMWB Joint Life

For policies purchased on or after June 23, 2008[11]	1.50%	0.85%
For policies purchased on or after June 23, 2008 with the GMWB Income Enhancement Benefit[11]	2.00%	1.15%
For policies purchased prior to June 23, 2008[11]	1.50%	0.75%

The next table shows the Fund fees and expenses that you may pay periodically during the time that you own the policy. The table shows the minimum and maximum total operating expenses of the Fund for the most recently ended fiscal year* before any policy waivers and expense reimbursements. Although certain Fund classes impose sales charges on shares sold to the general public, any such Fund-level sales charges are waived for purchases and redemptions of Fund shares under the policy. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Range of Expenses for the Funds[12]	Minimum	Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including Investment Advisory Fees, 12b-1 Fees, and Other Expenses)	0.36%	2.03%

[3]

Each of these charges will be calculated on each monthaversary by multiplying the respective base by the respective current charge percentage and dividing the resulting amount by 12. The sum of the charges calculated on each of the three previous monthaversaries is collected on each quarterversary. If you terminate these riders at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We won’t deduct these charges after the annuity date.

*	For a list of these dates, see “Most Recently Ended Fiscal Years.”

[4]	The GMDB Base is generally the minimum value that would be paid under the applicable Guaranteed Minimum Death Benefit (“GMDB”). For more information, see “Death Benefit.”

[5]

The GMDB Base is generally the minimum value that would be paid under this GMDB. The Return of Premium GMDB (GMWB version) is available only if you elect a GMWB option (provided you purchased your policy on or after January 12, 2007). For more information, see “Death Benefit.”

[6]

The GMDB Base is generally the minimum value that would be paid under this GMDB. The Return of Premium GMDB (GMIB version) is available only if you elect the GMIB EXTRA rider. For more information, see “Death Benefit.”

[7]

The GMDB Base is generally the minimum value that would be paid under the GMDB. The Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) is only available if you elect the GMIB EXTRA rider (provided you purchased your policy on or after June 23, 2008). For more information, see “Death Benefit.”

[8]	The ADB Base is the account value. For more information, see “Additional Death Benefit.”

[9]	The GMIB Base is the amount used to calculate the monthly income payable under the Guaranteed Minimum Income Benefit (“GMIB”). For more information, see “Guaranteed Minimum Income Benefit.”

[10]	The GMIB EXTRA Base is the amount used to calculate the monthly income payable when the policy annuitizes under the GMIB EXTRA. For more information, see “Guaranteed Minimum Income Benefit EXTRA.”

[11]

The GMWB Base is the amount used to calculate the Guaranteed Lifetime Amount under the Guaranteed Minimum Withdrawal Benefit (“GMWB”). The Guaranteed Lifetime Amount is equal to the GMWB Base multiplied by the Lifetime Income Percentage. For more information, see “Guaranteed Minimum Withdrawal Benefit.”

[12]

The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. The expenses shown are those incurred for the most recently ended fiscal year for each Fund. Current or future expenses may be greater or less than those shown. The investment adviser for certain Funds may voluntarily reimburse or waive Fund expenses. For more information about these arrangements, consult the prospectuses for the Funds.

Most Recently Ended Fiscal Years

This Prospectus reflects information for each Fund as of the end of each Fund’s most recently completed fiscal year for which information was available as of the date of this Prospectus. These fiscal years are as follows:

Fiscal Year End	Funds
March 31, 2017	BlackRock Value Opportunities Fund, Inc., TA Barrow Hanley Dividend Focused, American Funds® EuroPacific Growth Fund®, Columbia Large Cap Growth Fund V, PIMCO CommodityRealReturn® Strategy Fund, PIMCO Real Return Fund, PIMCO Total Return Fund, PIMCO Low Duration Fund
June 30, 2017	BlackRock Basic Value Fund, Inc., BlackRock Advantage Global Fund, BlackRock International Fund, BlackRock Low Duration Bond Portfolio, AMG Renaissance Large Cap Growth Fund, AllianzGI NFJ Small-Cap Value Fund, AllianzGI NFJ Dividend Value Fund, AllianzGI NFJ Mid-Cap Value Fund, Delaware Smid Cap Growth Fund, JPMorgan Small Cap Growth Fund, Oppenheimer Main Street Mid Cap Fund®
July 31, 2017	American Funds® The Income Fund of America ®, Davis New York Venture Fund, Inc., Janus Henderson Forty Fund, Janus Henderson Enterprise Fund
August 31, 2017	BlackRock Capital Appreciation Fund, Inc., BlackRock Advantage International Fund, American Funds® The Growth Fund of America ®, Oppenheimer Capital Appreciation Fund, Oppenheimer Main Street Fund®, TA Greystone International Growth, Templeton Growth Fund, Inc.
September 30, 2017	BlackRock Total Return Fund, BlackRock High Yield Bond Portfolio, BlackRock U.S. Government Bond Portfolio
October 31, 2017	BlackRock Global Allocation Fund, Inc., BlackRock Advantage Large Cap Core Fund, BlackRock Large Cap Focus Growth Fund, BlackRock Advantage Large Cap Value Fund, TA Jennison Growth, Eaton Vance Floating-Rate Fund, Federated Equity Income Fund, Inc, Federated Kaufmann Fund, Lord Abbett Affiliated Fund, Inc., Pioneer High Yield Fund, TA Flexible Income, TA US Growth, TA Dividend Focused, TA Multi-Cap Growth, TA Small/Mid Cap Value
November 30, 2017	AB Discovery Value Fund, AB International Value Fund, AB Value Fund, Fidelity® Advisor Equity Growth Fund, TA TS&W International Equity, Pioneer Select Mid Cap Growth Fund
December 31, 2017	iShares MSCI EAFE International Index Fund, iShares Russell Small Cap Index Fund, iShares S&P 500 Index Fund, Ready Assets Government Liquidity Fund, Invesco Value Opportunities Fund, Invesco Mid Cap Core Equity Fund, American Funds® The Bond Fund of America SM, American Funds® The Investment Company of America®, Cohen & Steers Real Estate Securities Fund, TA T. Rowe Price Small Cap VP , TA Greystone International Growth, Dreyfus Appreciation Fund, Inc., Eaton Vance Large-Cap Value, Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett Mid Cap Stock Fund, Inc., Pioneer Fund, Pioneer Real Estate Shares Fund, Columbia Mid Cap Growth Fund, Invesco Comstock Fund

Examples

These Examples are intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy Owner Transaction Expenses, current Separate Account Annual Expenses, the current Annual policy Fee, the current Greater of Maximum Anniversary Value and Roll-Up GMDB Charge, the current ADB Charge, the current GMWB Joint Life Charge (with the Income Enhancement Benefit) and Annual Fund Operating Expenses. These costs reflect the most expensive combination of policy charges. These Examples assume the policy was purchased on or after June 23, 2008. If you elected fewer or a different combination of policy features, your costs would be lower than those shown.

Example 1. This Example assumes that you invest $10,000 in an XC Class policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1295	$2369	$3465	$5986
(b)	$1137	$1908	$2720	$4608

(2) If you annuitize or remain invested in the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$575	$1739	$2925	$5986
(b)	$409	$1260	$2156	$4608

Example 2. This Example assumes that you invest $10,000 in a C Class policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$750	$1725	$2903	$5949
(b)	$586	$1246	$2133	$4564

(2) If you annuitize or remain invested in the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$570	$1725	$2903	$5949
(b)	$404	$1246	$2133	$4564

Example 3. This Example assumes that you invest $10,000 in an L Class policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1096	$2043	$2836	$5834
(b)	$936	$1574	$2059	$4424

(2) If you annuitize or remain invested in the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$556	$1683	$2836	$5834
(b)	$389	$1201	$2059	$4424

Example 4. This Example assumes that you invest $10,000 in a B Class policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1166	$2077	$3017	$5681
(b)	$1009	$1611	$2250	$4238

(2) If you annuitize or remain invested in the policy at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$536	$1627	$2747	$5681
(b)	$370	$1142	$1962	$4238

Example 4, above, takes into account any bonus amounts that are subject to recapture. The circumstances under which bonus credits are recaptured are discussed later in this Prospectus.

Contractual waivers and reimbursements are reflected in the first year of the Example, but not in subsequent years. See the “Charges, Deductions, and Credits” section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

Condensed financial information containing the accumulation unit value history appears at the end of this Prospectus.

Capsule Summary of the Policy

This summary provides only a brief overview of the more important features of the policy. You may obtain more detailed information about the policy later in this Prospectus and in the Statement of Additional Information (“SAI”). Please read this Prospectus carefully.

Your Policy in General

•

General. This annuity is a policy between you (the policy owner) and us in which you agree to make one or more payments to us and, in return, we agree to make a series of payments to you at a later date. The policy must be issued as an IRA policy, Roth IRA policy, or SEP IRA policy or purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S. Please note that prior to September 25, 2007, this policy was permitted to be issued as a tax sheltered annuity policy. However, effective September 25, 2007, we no longer accept any additional contributions from any source to your 403(b) policy. In addition, effective September 25, 2007, we prohibit the issue of a 403(b) policy in an exchange for the 403(b) policy or custodial account of another provider. Federal law limits maximum annual contributions to Qualified policies.

Your account value will increase or decrease depending on the investment performance of the subaccounts to which you allocate premiums and transfer account value, the premiums you pay, the fees and charges we deduct, and the effects of any policy transactions (such as transfers and partial withdrawals) on your account value.

The policy itself does not provide the tax advantages typically provided by a variable annuity. The tax advantages available with this policy exist solely through the qualified policy or account. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the policy (including the annuity income and death benefits), before you purchase the policy in a tax-qualified plan.

•

Accumulation and Annuity Periods. Like all deferred annuities, the policy has two phases: the “pay-in” or accumulation period and the “payout” or annuity period. During the accumulation period, you can allocate premiums and transfer account value among any combination of subaccounts offered under the policy. The annuity period begins once you start receiving regular annuity payments from the policy. You may receive fixed annuity payments under one of the available annuity payment options. The annuity value you accumulate during the accumulation period will determine the dollar amount of any annuity payments you receive.

•

Death Benefit. The policy also provides a death benefit payable if the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) dies before the annuity date.

•

Retirement Savings Vehicle. The policy is designed to be a long-term investment in order to provide annuity benefits for you. If you withdraw money from the policy prematurely, you may incur substantial charges. In addition, any money you take out of the policy may be subject to tax, and if taken before age 59 1/2 may also be subject to a 10% federal penalty tax. For these reasons, you need to consider your current and short-term income needs carefully before you decide to buy the policy.

•

The Separate Account. You may allocate premium(s) into up to 20 of the available subaccounts. Each subaccount invests exclusively in one of the Funds listed in the beginning of this Prospectus. We reserve the right to offer other subaccounts in the future or close subaccounts to new premiums and incoming transfers of account value. Your investment returns on amounts you allocate to the subaccounts will fluctuate each day with the investment performance of those subaccounts and will be reduced by policy fees and charges. You bear the entire investment risk for amounts you allocate to the subaccounts.

•	State Variations. As noted, policies issued in your state may provide different features and benefits from those described in this Prospectus. See Appendix J for state variations.

•

Controlling Documents. This Prospectus provides a general description of the policies. Your actual policy and any riders or endorsements are the controlling documents. If you would like to review a copy of the policy or any riders or endorsements, contact our Service Center.

•

Other Policies We Issue. We offer other variable annuity policies that are available in different markets and have different fund selections. To obtain more information about these policies, contact our Service Center or your Financial Advisor.

For information concerning compensation paid for the sale of policies, see “Other Information – Selling the Policy.”

The Classes

•

The policy allows you to select one of four different charge structures subject to state availability based on your specific situation. Each different charge structure is referred to as a “Class.” Each Class imposes a different level of surrender charge and asset-based insurance charge. Your Financial Advisor can assist you in selecting the Class that is right for you, based on your needs and preferences. Prior to issuance, you must select one of the four available Classes of the policy:

➢

B Class — imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.25% (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.35% (guaranteed not to exceed 2.00%);

➢

L Class — imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.45% (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.55% (guaranteed not to exceed 2.00%);

➢

C Class — imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.60% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.70% (guaranteed not to exceed 2.00%); and

➢

XC Class — imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing annually over 9 years following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.65% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.75% (guaranteed not to exceed 2.00%). If you select this Class, we will add a bonus amount to your account value each time you make a premium payment. Under certain circumstances, we may recapture all or a portion of the bonus amount. The Internal Revenue Code generally requires that interest in a qualified policy be non-forfeitable, and it is unclear whether the bonus amount is consistent with these requirements. Consult a tax advisor before purchasing the XC Class as a qualified policy.

Premiums

•

Premium Flexibility. Generally, before the annuity date you can pay premiums as often as you like. The initial premium payment must be $10,000 or more. Subsequent premiums must be $50 or more. The minimum premiums do not vary by Class.

The policy must be issued as an IRA policy, Roth IRA policy, or SEP IRA policy or purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S. Please note that prior to September 25, 2007, this policy was permitted to be issued as a tax sheltered annuity policy. However, effective September 25, 2007, we no longer accept any additional contributions from any source to your 403(b) policy. In addition, effective September 25, 2007, we prohibit the issue of a 403(b) policy in an exchange for the 403(b) policy or custodial account of another provider. Federal law limits maximum annual contributions to the policy. For IRA policies, Roth IRA policies, SEP IRA policies, or tax sheltered annuity policies, we accept the following as initial premiums:

➢	rollover contributions from certain qualified plans governmental, 457(b) plans, and IRAs (Roth IRAs for Roth IRA policies);

➢	amounts transferred from another IRA; and

➢	contributions made pursuant to a Simplified Employee Pension up to certain limits.

Additional premiums will be accepted but cannot exceed the annual contribution limits for a calendar year, as specified under the IRC. Withdrawals from tax sheltered annuities are restricted. The policy owner must determine whether any premium qualifies as a permissible contribution subject to favorable tax treatment under the IRC. The policy owner must also determine whether such amount qualifies as a permissible rollover contribution for income tax purposes.

•

Contributions. You may contribute up to $5,500 ($6,500 if you are age 50 or older) to all traditional IRAs and Roth IRAs. Excess premiums will be assessed with a 6% Federal penalty each year until the excess money is withdrawn from the account. Maximum contributions may vary each year. Please contact a tax advisor for further information. • Third Party Checks. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Transamerica Advisors Life Insurance Company, however, in some circumstances, at our discretion we may accept third party checks that are from rollovers or transfers from other financial institutions. Any third party checks not accepted by our company will be returned.

•

Maximum Premium. We may refuse to issue a policy or accept additional premiums if the total premiums paid under all variable annuity policies issued by us or any other life insurance company affiliate, and owned by you (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) exceed $1,000,000.

•

Right to Refuse Premiums. We reserve the right to refuse to accept any premium payments. No additional premiums may be paid on or after the owner’s (or the annuitant’s, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) 85th birthday. New contributions (i.e., contributions other than transfers and rollovers) cannot be made to an IRA after age 70 1/2.

•

Premium Allocation. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your account value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the policy, we will place your premium(s) into the Ready Assets Government Liquidity Fund Subaccount for the first 14 days following the policy date. After 14 days, we’ll put the money into the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. If you have not made any withdrawals and we have placed your premiums in the Ready Assets Government Liquidity Fund Subaccount for 14 days as described above, we guarantee we will allocate at least your premiums to your selected subaccounts after the 14 day period, regardless of charges or investment performance. We reserve the right to discontinue providing this guarantee for policies issued after a specified date. We will not provide this guarantee to policy owners, in states where we return account value (less bonus amounts), who elect to put their premiums into the Ready Assets Government Liquidity Fund Subaccount. If your state permits us to return the account value (less bonus amounts) in the event you exercise your right to cancel the policy, we’ll invest your premium immediately in the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. However, for policies issued in California, for policy owners who are 60 years of age or older, we will put all premiums in the Ready Assets Government Liquidity Fund Subaccount for the first 35 days following the policy date, unless the policy owner directs us to invest the premiums immediately in other subaccounts. We also will not provide the guarantee discussed above to policies issued in California for policy owners who are 60 years of age or older, whose premiums are invested in the Ready Assets Government Liquidity Fund Subaccount.

•

Maximum Number of Subaccounts. Currently, you may allocate premiums or account value among up to 20 of the available subaccounts. Generally, within certain limits you may transfer account value periodically among subaccounts.

•

Funds Available for Investment. The Funds available for investment are listed at the beginning of this Prospectus. Each subaccount invests in a corresponding Fund. If you want detailed information about the investment objectives of the Funds, see “Investments of the Separate Account” and the prospectuses for the Funds.

Transfers Among Subaccounts

•

Limitation on Transfers. Before the annuity date, you may transfer all or part of your account value among the subaccounts up to twelve times per policy year without charge. You may make more than twelve transfers among available subaccounts during a policy year, but we may charge $25 per extra transfer (guaranteed not to exceed $30). Currently, we do not charge a transfer fee, but reserve the right to do so. See “Transfers Among Subaccounts.” We may impose additional restrictions on transfers that violate our Disruptive Trading Procedures. See “Transfers Among Subaccounts – Disruptive Trading.”

•

Minimum Amounts. Your transfer from a subaccount must be for a minimum of $100 or the total value in a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total subaccount value.

•	Transfer Programs. Several specialized transfer programs are available at no additional cost under the policy. You cannot use more than one such program at a time.

➢

First, we offer a Dollar Cost Averaging Program where money you’ve put in a designated subaccount is systematically transferred monthly or quarterly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in accumulation unit values over time. There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss. (See “Dollar Cost Averaging Program.”)

➢

Second, you may choose to participate in the Rebalancing Program where we automatically reallocate your account value monthly, quarterly, semi-annually, or annually in order to maintain a particular percentage allocation among the subaccounts that you select. (See “Rebalancing Program.”)

Partial Withdrawals, Guaranteed Lifetime Amount, and Surrender

•

Partial Withdrawals. At any time prior to the annuity date, if you submit a written request or obtain proper telephone authorization, you may withdraw part of your surrender value, subject to the following rules.

Partial withdrawals will reduce your account value. Depending on its amount and timing, a withdrawal may considerably reduce or eliminate some of the benefits and guarantees provided by your policy. For example, partial withdrawals may reduce benefits under the GMWB rider by substantially more than the amount withdrawn. You should carefully consider whether a partial withdrawal under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

•

Systematic Withdrawal Program. Under a Systematic Withdrawal Program, you may have automatic withdrawals made monthly, quarterly, semi-annually, or annually. For more information, see the “Systematic Withdrawal Program” section, later in this Prospectus.

•

Guaranteed Lifetime Amount. If you elected the GMWB, you may take minimum annual withdrawals called the Guaranteed Lifetime Amount (regardless of your account value) during your lifetime. See “Guaranteed Minimum Withdrawal Benefit” later in this Prospectus.

•	Surrender. At any time prior to annuitization, you may submit a written request to surrender your policy and receive its surrender value.

•

Surrender Charge. Surrenders and partial withdrawals may be subject to a surrender charge with the amount of the charge and the period that the charge applies depending on the Class (see “Surrender Charge”). However, we won’t impose a surrender charge to the extent that withdrawals from the policy in a policy year do not exceed the “free withdrawal amount” determined as of the date we receive your withdrawal request. The “free withdrawal amount” equals the greater of (a) the sum of: 10% of each premium subject to a surrender charge (not to exceed the amount of each premium that had not been previously withdrawn as of the beginning of the policy year), less any prior withdrawals during that policy year; and (b) the gain in the policy plus premiums remaining in the policy that are no longer subject to a surrender charge. The gain in the policy equals the excess, if any, of the policy value just prior to the withdrawal over total premiums paid into the policy less prior withdrawals of these premiums. The surrender charge applies to each subsequent premium payment, as well as the initial premium payment.

•

Tax Consequences. A partial withdrawal or surrender may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1/2. Withdrawals from tax sheltered annuities are restricted.

Death Benefits

•

Standard Death Benefit. The policy provides a death benefit if you die before the annuity date. Unless you select an optional guaranteed minimum death benefit (“GMDB”) below, the standard death benefit equals the account value, less uncollected charges and any bonus amounts subject to recapture on death. Depending on the age of the owner (annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) on the policy date, one or more of the GMDB options may not be available, so the standard death benefit will apply. If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.

•	GMDB Options. For an additional charge, you may elect one of the following GMDB options, provided you meet the age requirement specified for the GMDB option you choose:

➢	Return of Premium (a standard version or an alternative version is available if you elect either GMIB EXTRA or a GMWB)

➢	Maximum Anniversary Value

➢

Greater of Maximum Anniversary Value and Roll-Up (a standard version is currently available and an additional version is available if you purchased your policy on or after June 23, 2008 and you elect the GMIB EXTRA)

If you elect a GMDB option, the death benefit will not be less than the applicable GMDB Base.

•

Additional Death Benefit. Policy owners may elect the Additional Death Benefit (“ADB”) for an additional charge if the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account or SEP IRA Account) is not over age 75 on the policy date. The ADB is an optional rider that may provide, on the death of the owner, an additional death benefit that may be used to help defray some or all of the expenses attributable to taxes payable on death benefit proceeds paid under the policy.

You can find more detailed information about the standard death benefit, the GMDB options, and the ADB, and how they are calculated, including age limitations that apply, under “Death Benefit” and “Additional Death Benefit.”

The payment of a death benefit may have tax consequences (see “Tax Information”).

Also, any death benefit applicable under a GMDB and/or ADB during the accumulation period will terminate upon the annuity date.

Annuity Payments

•	Annuity payments begin on the annuity date and are made under the annuity option you select.

•

For policies purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S, you may select an annuity date that may not be earlier than the first policy anniversary and may not be later than the maturity date. The maturity date is the oldest annuitant’s 95th birthday. If you do not select an annuity date, the annuity date is the maturity date. For IRA Series policies, keep in mind that you may need to take distributions or annuitize prior to the oldest annuitant’s 95th birthday to meet Federal Required Minimum Distributions. The annuity date for IRAs and tax sheltered annuities is generally when the owner/annuitant reaches age 70 1/2. Details about the annuity options available under the policy can be found under “Annuity Options.”

•	Annuity payments may have tax consequences (see “Tax Information”).

•

If the annuitant and any joint annuitant are not over the age of 75 on the policy date, you may elect a GMIB rider for an additional charge. If the annuitant and any joint annuitant are not under the age of 45 and not over the age of 75 (age 70 if you purchased your policy prior to June 23, 2008) on the policy date, you may elect the GMIB EXTRA rider for an additional charge. The GMIB and GMIB EXTRA are optional riders that provide you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the rider.

•

All guaranteed benefit riders under the policy terminate when annuity payments begin or on the maturity date. The only benefits that remain include the guarantees provided under the terms of the annuity option.

Fees and Charges

•

Asset-Based Insurance Charge. We currently impose an asset-based insurance charge to cover expenses and certain risks. The amount of the charge varies by Class. We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. We don’t deduct this charge after the annuity date.

•

Surrender Charge. We may impose a surrender charge only if you surrender or take a withdrawal from your policy. The amount and period of the surrender charge varies by Class and applies to the initial premium and all subsequent premiums.

•

Policy Fee. If the greater of account value (less uncollected charges) or premiums (less withdrawals) is less than $50,000, we currently impose a $50 policy fee on each policy anniversary and upon surrender or annuitization to reimburse us for expenses related to maintenance of these policies. This policy fee will not exceed $75. We don’t deduct this fee upon payment of a death benefit or after the annuity date.

•

Transfer Fee. You may make up to twelve transfers among subaccounts per policy year without charge. If you make more than twelve, we may charge you $25 (guaranteed not to exceed $30) for each extra transfer. Currently we do not charge a transfer fee, but reserve the right to do so. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per policy year without charge.

•

Rider Charges. If you elect a GMDB, ADB, GMIB, or GMWB rider, we deduct a charge that compensates us for the costs and risks we assume in providing the benefit. We won’t deduct this charge after the annuity date. The charges vary according to which riders you choose. If a rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. For more information on each rider charge, see “Charges, Deductions, and Credits” later in this Prospectus.

•	Premium Taxes. Under certain circumstances, we deduct a charge for any premium taxes imposed. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 3.5%.

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Redemption Fee. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another in states where permissible, or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

•	Fund Expenses. You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

•

Current/Maximum Fees and Charges. We may change the current charges for the asset-based insurance charge, the policy fee, the transfer fee, the GMDB charge, the ADB charge, the GMIB charge, and the GMWB charge, but the charges will never exceed the maximum charges listed in the Fee Table.

You can find detailed information about all fees and charges imposed on the policy under “Charges, Deductions, and Credits.”

Right to Review (“Free Look”)

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When you receive the policy, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the policy, you may return it for a refund. The policy will then be deemed void. Some states allow a longer period of time to return the policy, particularly if the policy is replacing another policy.

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To receive a refund, return the policy along with your letter of instruction to the Service Center or to the Financial Advisor who sold it. The amount we return depends on your state’s requirements. Some states require us to return your premium(s) in the event you exercise your right to cancel the policy, while others permit us to return the account value less any bonus amounts as of the date we receive your returned policy.

Replacement of Policies

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It is advisable to always carefully consider the purchase of a policy as a replacement for an existing annuity policy or life insurance policy. You should replace an existing policy only when you determine that the policy is better for you. You may have to pay a surrender charge on your existing policy, and the new policy may impose a new surrender charge period. Before you buy a policy, ask your Financial Advisor if purchasing a policy will be advantageous, given the policy’s features, benefits, and charges compared to your existing policy. Because we will not issue the policy until we have received the initial premium from your existing insurance company, the issuance of the policy may be delayed.

Transamerica Advisors Life Insurance Company and the Separate Account

Transamerica Advisors Life Insurance Company

Transamerica Advisors Life Insurance Company was incorporated under the laws of the State of Washington on January 27, 1986. It was re-domesticated to the State of Arkansas on August 30, 1991. It is engaged in the sale of life insurance and annuity products. On December 28, 2007, the Company became an indirect wholly owned subsidiary of Aegon USA, Inc., now Aegon USA, LLC (“Aegon USA”). On December 31, 2015, Aegon USA merged into Transamerica Corporation and is a wholly-owned direct subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of the Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Prior to July 1, 2010, the Company was known as Merrill Lynch Life Insurance Company. The Company was formerly an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), a corporation whose common stock is traded on the New York Stock Exchange.

The Separate Account

The Merrill Lynch Life Variable Annuity Separate Account D (the “Separate Account”) offers through its subaccounts a variety of investment options. Each option has a different investment objective.

We established the Separate Account on June 21, 2002. It is governed by Arkansas law, our state of domicile. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account meets the definition of a separate account under the federal securities laws. The Separate Account’s assets are segregated from all of our other assets.

Segregation of Separate Account Assets

Effect of Segregation	•	Obligations to policy owners and beneficiaries that arise under the policy are our obligations.
	•	We own all of the assets in the Separate Account.
	•	The Separate Account’s income, gains, and losses, whether or not realized, derived from Separate Account assets are credited to or charged against the Separate Account without regard to our other income, gains, or losses.
	•	The assets in each Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account.
	•	If the Separate Account’s assets exceed the required reserves and other policy liabilities, we may from time to time in the normal course of business, transfer the excess to our general account. Such excess amounts may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Before making any such transfers, we will ensure that the Separate Account’s assets are sufficient to meet our obligations under the federal securities laws.
	•	The assets in the Separate Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct nor may the assets of the Separate Account be charged with any liabilities of other separate accounts.

Subaccount Investments

Subaccounts	•	Subaccounts may be added or closed in the future.

Performance of Similar Funds	•	Some of the underlying mutual funds offered through this Separate Account are available to the general public. The underlying fund portfolios of the Transamerica Series Trust are not available for purchase by the general public.
	•	Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other portfolio, even where the investment adviser, subadviser, or manager is the same.
	•	The names and investment objectives and policies of the underlying fund portfolios of the Transamerica Series Trust may be similar to other portfolios managed by the same investment advisor or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

Investments of the Separate Account

General Information and Investment Risks

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds’ prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to the Separate Account, separate accounts of Transamerica Advisors Life Insurance Company of New York (an indirect wholly owned subsidiary of Aegon USA), and members of the general public.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a policy for all policy owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

The Funds

The Funds available under the policy are listed in Appendix A.

Certain Payments We Receive With Regard to the Funds

We (and our affiliates) may directly or indirectly receive payments, which may be significant, from the Funds, their advisers, subadvisers, distributors, or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

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Rule 12b-1 and Shareholder Service Fees. We receive 12b-1 or shareholder service fees from some Funds. These fees are deducted from the assets of the Funds and decrease the Funds’ investment returns. The percentages differ, and some Funds may pay more than others. Currently, these fees annually range from 0.00% to 0.35% of the average daily assets of the Funds attributable to the policy and to certain other variable insurance policies that we and our affiliates issue. We may continue to receive 12b-1 or shareholder service fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we or our affiliates provide.

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Recordkeeping Fees. We receive fees from Fund assets for certain recordkeeping and transfer agency services. These fees are deducted from the assets of the Funds and decrease the Funds’ investment returns. The percentages differ, and some Funds may pay more than others. Currently, these fees annually range from 0% to 0.10% of the average daily assets of the Funds attributable to the policy and to certain other variable insurance policies that we and our affiliates issue.

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Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, subadviser, and/or distributor (or affiliates thereof) of the Funds may make payments to us and/or our affiliates. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the policy and, in our role as an intermediary, the Funds. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Policy owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees. The amount of the payments we receive is based on a percentage of the assets of the particular Funds attributable to the policy and to certain other variable insurance policies that we and our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others. These percentages currently range from 0.0% to 0.70% annually.

The combined percentages we receive with regard to each Fund currently range from 0.00% to 0.70%.

Furthermore, our parent, Transamerica Corporation (Transamerica), receives indirect compensation on assets invested in Transamerica’s proprietary Funds (the Transamerica Funds) because its affiliates receive compensation from the Funds for investment advisory, administrative, transfer agency, distribution, and/or other services. Thus, Transamerica may receive more revenue with respect to proprietary Funds than nonproprietary Funds.

Transamerica Funds (“TF”) and Transamerica Series Trust (“TST”): Because TST and TF are managed by Transamerica Asset Management, an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST and TF underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or benefits may be entered into for a variety of purposes, such as to allocate resources to us and to provide administrative services to the policyholders who invest in subaccounts that invest in the TST and TF underlying fund portfolios. These payments or benefits may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST or TF portfolio is subadvised by an entity that is affiliated with us, we may retain more revenue than on those TST and TF portfolios that are subadvised by non-affiliated entities.

Proceeds from these payments by the Funds, the advisers, the subadvisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the Funds. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the policies, see “Other Information – Selling the Policy” in this prospectus.

Selection of Underlying Funds

We select the underlying funds offered through this policy based on several criteria, including asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, and/or the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund’s adviser is one of our affiliates or whether the Fund, its adviser, or an affiliate makes payments to us or our affiliates. For additional information on these arrangements, see “Certain Payments We Receive With Regard to the Funds.” We review the Funds periodically and may remove a Fund or limit its availability to new premiums and/or incoming transfers of account value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from policy owners.

You are responsible for choosing the subaccounts and the amounts allocated to each subaccount that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi/annual reports. After you select subaccounts for your initial premium payment, you should monitor and periodically reevaluate your allocations to determine if they are still appropriate.

The Company does not provide investment advice and does not recommend or endorse any particular underlying Fund. You bear the risk of any decline in the account value of your policy resulting from the performance of the Funds you have chosen.

Other Share Classes and Portfolios

The Funds offer various classes of shares, each of which has a different level of expenses. Each Fund may also be a single series or portfolio of an open-end investment company that offers other series or portfolios. Accordingly, prospectuses for the Funds may provide information for share classes and series or portfolios that are not available through the policy. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares and particular series or portfolio that is available through the policy.

Purchases and Redemptions of Fund Shares; Reinvestment

The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the policy. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

Substitution of Investments

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the policies or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing account value or future premium payments, or both for some or all classes of policies. Furthermore, we may close subaccounts to allocation of new premium payments or incoming transfers of account value, or both for some or all classes of policies, at any time in our sole discretion. However, before any such substitution, we would obtain any necessary approval of the SEC and applicable state insurance departments. We will notify you of any substitutions.

Features and Benefits of the Policy

As we describe the policy, we will often use the word “you.” In this context “you” means “policy owner.”

Ownership of the Policy

The policy owner is entitled to exercise all rights under the policy. For IRA policies, Roth IRA policies, SEP IRA policies, or tax sheltered annuity policies, the policy owner and annuitant must be the same person. You may designate a beneficiary. If you die before the annuity date, the beneficiary will receive a death benefit. If you irrevocably name a beneficiary, you can later change the beneficiary only with the irrevocable beneficiary’s written consent. If an eligible spouse is named as the sole primary beneficiary, that spouse may, if eligible, continue the policy as the new owner under the Spousal Beneficiary Continuation Option. See “Spousal Beneficiary Continuation Option.”

For policies purchased through an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account the policy owner will be the account, the annuitant must generally be the account owner, and the account must be the beneficiary.

Federal tax law does not permit a change of ownership of a qualified policy. We are not responsible for the tax consequences of any change in ownership. The policy may not be sold, discounted, pledged, or assigned as collateral for a loan or as a security for the performance of any obligation unless permitted by law in your state. If certain qualified policies are assigned, pledged or transferred, such policy may lose its status as a qualified policy.

Issuing the Policy

Issue Age. For IRA policies, Roth IRA policies, or SEP IRA policies, the policy owner and annuitant generally must be under 70 1/2 years old when we issue the policy, unless certain exceptions are met. For policies purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S, the owner of the Account and any annuitant must not be older than 80 years old when we issue the policy.

•	If you elect the GMIB, no annuitant can be older than age 75 when we issue the policy.

•	If you elect the GMIB EXTRA, no annuitant can be younger than age 45 or older than age 70 (75 if you purchased your policy on or after June 23, 2008) when we issue the policy.

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If you elected a GMWB, no annuitant can be younger than age 60 (if you purchased your policy prior to January 11, 2008) or age 55 (if you purchased your policy on or after January 11, 2008, but before June 23, 2008) or older than age 80 when you elected the GMWB rider (there is no minimum age requirement if you purchased your policy on or after June 23, 2008).

Information We Need To Issue The Policy. Before we issue the policy, we need certain information from you. We may require you to complete and return certain documents in certain circumstances, such as when the policy is being issued to replace, or in exchange for, another annuity or life insurance policy. Once we review and approve the documents or the information provided, and you pay the initial premium, we’ll issue a policy. Generally, we’ll issue the policy and invest the premium within two business days of our receiving your premium. If we haven’t received necessary information within five business days (or longer if you consent), we will return the premium and no policy will be issued.

Right to Review (“Free Look”)

When you receive the policy, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days after you receive the policy, you may return it for a refund. The policy will then be deemed void. Some states allow a longer period of time to return the policy, particularly if the policy is replacing another policy.

To receive a refund, return the policy along with your letter of instruction to the Service Center or to the Financial Advisor who sold it. If your state requires us to return your premium(s) in the event you exercise your right to cancel the policy, we will refund the greater of all premium(s) paid into the policy less any withdrawals or the account value less any bonus amounts as of the date we receive your returned policy. If your state permits us to return the account value in the event you exercise your right to cancel the policy, we’ll refund the account value less any bonus amounts as of the date we receive your returned policy. For policies issued in California to policy owners who are 60 years of age or older and who directed us to invest the premiums immediately in a subaccount(s) other than the Ready Assets Government Liquidity Fund Subaccount, we’ll refund the account value less any bonus amounts as of the date we receive your returned policy.

Classes

The policy allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes a different level of surrender charge and asset-based insurance charge. Depending on your needs and preferences, you can choose the Class that best meets your needs. Prior to issuance, you must select one of the following four available Classes of the policy:

➢

B Class — imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.25% (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.35% (guaranteed not to exceed 2.00%);

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L Class — imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.45% (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.55% (guaranteed not to exceed 2.00%);

➢

C Class — imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.60% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.70% (guaranteed not to exceed 2.00%); and

➢

XC Class — imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing annually over 9 years following each premium payment. If you purchased your policy prior to June 23, 2008, the asset-based insurance charge is 1.65% of subaccount assets (guaranteed not to exceed 2.00%). If you purchased your policy on or after June 23, 2008, the asset-based insurance charge is 1.75% (guaranteed not to exceed 2.00%). If you select this Class, we will add a bonus amount to your account value each time you make a premium payment. Under certain circumstances, we may recapture all or a portion of the bonus amount.

Bonus Payment and Recapture (For XC Class)

With regard to your initial premium payment, we will add the applicable bonus amount to your account value on the policy date. With regard to each additional premium payment, we will add the applicable bonus amount to your account value at the end of the valuation period during which that premium payment is received and accepted at our Service Center. The bonus amount is allocated among the subaccounts in the same manner as the corresponding premium payment.

Each premium payment is allocated to the bonus tiers shown below based on the amount of cumulative premium payments. Each bonus tier amount is the amount of the premium payment allocated to that tier multiplied by the current bonus percentage associated with that tier. The bonus amount attributable to the premium payment is the sum of the bonus tier amounts. Because of the way the tiers work, it may not be advantageous to purchase multiple XC Class policies.

We may change the current bonus percentages, but they will never be less than the minimum bonus percentages listed in the table. Any changes may apply to newly issued policies and to subsequent premium payments for existing policies.

Tier	If Cumulative Premium Payments Are:	Then Maximum Bonus Percentage Is:	Then Current Bonus Percentage Is:	Then Minimum Bonus Percentage Is:
1	Less than or equal to $25,000	5.0%	4.5%	3.0%
2	Greater than $25,000 but less than or equal to $125,000	5.5%	4.5%	3.0%
3	Greater than $125,000 but less than or equal to $500,000	5.5%	4.5%	3.5%
4	Greater than $500,000 but less than or equal to $1,000,000	6.0%	4.5%	4.0%
5	Greater than $1,000,000	7.0%	4.5%	4.5%

We may apply different bonus percentages to each premium payment by breaking out the payment according to the ranges in the above table and multiplying the portion of the payment allocated to each tier by that tier’s current bonus percentage. However, a premium payment will only be allocated to the first tier if cumulative premium payments are less than or equal to $25,000. If the initial premium payment exceeds $25,000, the first tier will not apply and the second tier will apply to all cumulative premiums less than or equal to $125,000.

For example, an initial premium payment of $20,000 would receive a maximum bonus amount of $1,000 ($20,000 × 0.05 (tier 1)). If the initial premium payment is $100,000, the maximum bonus amount would be $5,500 ($100,000 × 0.055 (tier 2)). However, an initial premium payment of $700,000 would receive a maximum bonus amount of $39,500 ($125,000 × 0.055 (tier 2) + $375,000 × 0.055 (tier 3) + $200,000 × 0.06 (tier 4)). When calculating each bonus amount, “cumulative premium payments” do not include bonus amounts we have previously added to your account value.

From time to time, we may offer a promotional program with promotional rates for XC Class policies issued within specified periods of time (each a “Promotional Period”). Such promotional programs may apply to initial and/or subsequent premium payments received during the Promotional Period. Initial and/or subsequent premium payments received after the Promotional Period will receive the current bonus percentage in effect at that time. No bonus amount (or subsequent recapture thereof as discussed below) applied pursuant to a promotional program will be based on a percentage that exceeds the maximum bonus percentages shown in the above table. We may terminate any promotional program, or offer another promotional program, at any time in our sole discretion.

If you return the policy during the “free look” period (see “Right to Review (“Free Look”)”), we will take back all of the bonus amount(s) we added to your policy (i.e., recapture it). In addition, we may recapture the bonus in other circumstances. If you surrender the policy within the three year period following our receipt of a premium payment, we will recapture all or a portion of the bonus amount; if you make a partial withdrawal within the three year period following our receipt of a premium payment, we may recapture all or a portion of the bonus amount. The bonus recapture percentages are presented in the following schedule:

Completed Years Since Receipt	Bonus Recapture Percentage for Surrenders and Partial Withdrawals
0	100%
1	65%
2	30%
3+	0%

If you die (or the annuitant dies if the policy owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account), we will only recapture the bonus amounts credited within the six months prior to the date of death and any bonus amount credited after the date of death. The amount recaptured will be based on the schedule shown above. If you die and your spouse is eligible and elects to continue the policy, any remaining bonus amounts will no longer be subject to recapture. We do not recapture any bonus amounts on annuitization.

We will recapture bonus amounts from your account value at the end of the valuation period during which your transaction request for payment of a death benefit and due proof of death documentation is received and accepted at our Service Center.

For each premium payment, the bonus amount subject to recapture is equal to the applicable bonus recapture percentage multiplied by [(a) minus (b)] where:

(a)	is the bonus amount attributable to that premium; and

(b)	is the sum of: each previously recaptured bonus amount attributable to that premium payment divided by the bonus recapture percentage on the date such amount was recaptured.

If you make a partial withdrawal, we will deduct bonus amounts subject to recapture based on the associated premiums withdrawn from the policy, which are assumed to be withdrawn on a “First In, First Out” (or “FIFO”) basis. Currently, we do not recapture any bonus amounts on withdrawals that are within the “free withdrawal amount.” The amount recaptured is based on the bonus amount subject to recapture multiplied by the ratio of: (i) the associated premium withdrawn which was subject to a surrender charge to (ii) the total amount of that premium remaining in the policy immediately prior to the withdrawal which was subject to a surrender charge. We will deduct each recaptured bonus amount on a pro rata basis from among the subaccounts you are invested in, based on the ratio of your subaccount value to your account value before the partial withdrawal.

If we recapture a bonus, we will take back the bonus amount as if it had never been applied. However, you bear any investment loss and will retain any investment gain attributable to the bonus. We will not recredit any charges, including asset-based insurance charges, imposed on a bonus amount we later take back.

For an example of how we calculate and recapture bonus amounts, see Appendix B.

The XC Class imposes higher fees and charges that are used to fully or partially offset bonus amounts paid into the policy. During the surrender charge period, the amount of the bonus may be more than offset by the applicable bonus recapture percentages, higher surrender charges, and higher asset-based insurance charges. Policy Classes that do not offer a bonus amount and have lower fees and charges may provide larger cash surrender values than the XC Class, depending on the performance of your chosen subaccounts. We encourage you to talk with your Financial Adviser and determine which Class of the policy is most appropriate for you.

Premiums

Minimum and Maximum Premiums. The initial premium must be $10,000 or more. The minimum subsequent premium is $50. No additional premium payments will be accepted on or after the owner (or the annuitant if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) reaches age 85. The minimum premiums do not vary by Class. We may refuse to accept additional premiums, if the total premiums paid under all variable annuity policies issued by us or any other life insurance company affiliate, on your life (or the life of the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) exceed $1,000,000. New contributions (i.e., contributions other than transfers and rollovers) cannot be made to an IRA after age 70 1/2; however, if the policy is held by an IRA Account, Roth IRA Account, SIMPLE IRA Account, and SEP IRA Account, we will accept new contributions into the policy but not the Account. Restrictions on your subsequent premiums also apply if you elected a GMWB. (See “Guaranteed Minimum Withdrawal Benefit” later in this Prospectus.)

The policy must be issued as an IRA policy, Roth IRA policy, or SEP IRA policy, or purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S. Please note that prior to September 25, 2007, this policy was permitted to be issued as a tax sheltered annuity policy. However, effective September 25, 2007, we no longer accept any additional contributions from any source to your 403(b) policy. In addition, effective September 25, 2007, we prohibit the issue of a 403(b) policy in an exchange for the 403(b) policy or custodial account of another provider. Federal law limits maximum annual contributions to the policy. For IRA policies, Roth IRA policies, or SEP IRA Policies, we accept the following as initial premiums:

•	rollover contributions from certain qualified plans, governmental 457(b) plans, and IRAs;
•	amounts transferred from another IRA; and
•	contributions made pursuant to a Simplified Employee Pension up to certain limits.

Additional premiums will be accepted but cannot exceed the annual contribution limits for a calendar year, as specified under the IRC. The policy owner must determine whether any premium qualifies as a permissible contribution subject to favorable tax treatment under the IRC. The policy owner must also determine whether such amount qualifies as a permissible rollover contribution for income tax purposes.

How to Make Payments. You must either make premium payments directly to our Service Center at the address printed on the first page of this Prospectus or have the money transferred from your MLPF&S brokerage account.

Premium Investments. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest account value. If your state requires us to return your premium(s) in the event you exercise your right to cancel the policy, we will place your premium(s) into the Ready Assets Government Liquidity Fund Subaccount for the first 14 days following the policy date. After 14 days, we’ll put the money into the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. If you have not made any withdrawals and we have placed your premiums in the Ready Assets Government Liquidity Fund Subaccount for the first 14 days as described above, we guarantee we will allocate at least your premiums to your selected subaccounts after the 14 day period, regardless of charges or investment performance. We will not provide this guarantee to policy owners, in states where we return account value, who elect to put their premiums into the Ready Assets Government Liquidity Fund Subaccount. We reserve the right to discontinue providing this guarantee for policies issued after a specified date. If your state permits us to return the account value in the event you exercise your right to cancel the policy, we’ll invest your premium immediately in the subaccounts you’ve selected or according to the composition of the asset allocation model you’ve selected in effect at that time. However, for policies issued in California, for policy owners who are 60 years of age or older, we will put all premiums in the Ready Assets Government Liquidity Fund Subaccount for the first 35 days following the policy date, unless this policy owner directs us to invest the premiums immediately in other subaccounts. We also will not provide the guarantee discussed above to policies issued in California for policy owners who are 60 years of age or older, whose premiums are invested in the Ready Assets Government Liquidity Fund Subaccount.

Currently, you may allocate your premium among up to 20 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the BlackRock Basic Value Subaccount, 58% allocated to the BlackRock Total Return Subaccount, and 30% allocated to the BlackRock Capital Appreciation Subaccount. However, you may not allocate 33 1/3% to the BlackRock Basic Value Subaccount and 66 2/3% to the BlackRock Capital Appreciation Subaccount. If we don’t get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions we have on file. If your existing allocation instructions include any subaccounts that are closed, we will not accept the premium payment. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.

Accumulation Units

Each subaccount has a distinct value for each Class, called the accumulation unit value. The accumulation unit value for each Class and subaccount varies daily with the performance and expenses of the corresponding Fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

How Are My Policy Transactions Priced?

• We calculate a Class-specific accumulation unit value for each subaccount at the close of trading on each day that the New York Stock Exchange is open.

•  Transactions are priced, which means that accumulation units in your policy are purchased (added to your policy) or redeemed (taken out of your policy), at the accumulation unit value next calculated after our Service Center receives notice of the transaction.

• For premium payments, bonus amounts under an XC Class policy, and transfers into a subaccount accumulation units are purchased.

•  For payment of policy proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any policy fee, any surrender charge, any recapture of bonus amounts (for an XC Class policy), any ADB charge, any GMDB charge, any GMIB charge, or any GMWB charge, any transfer fee, and any premium taxes due, accumulation units are redeemed.

•  To the extent permitted by law, we may change when the accumulation unit value is calculated by giving you 30 days notice or we may defer calculation of the accumulation unit value if an emergency exists making valuation of assets in the Separate Account not reasonable, practicable or if the SEC permits such deferral.

How Do We Determine The Number of Units?

•  We determine the number of accumulation units purchased by dividing the dollar value of the premium payment, bonus amount under an XC Class policy, or the amount transferred into a Class of a subaccount by the value of one accumulation unit for that Class of the subaccount for the valuation period in which the premium payment or transfer is made or bonus amount is added.

•  Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the policy proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a Class of the subaccount, and deductions for any policy fee, any surrender charge, any recapture of bonus amounts (for an XC Class policy), any ADB charge, any GMDB charge, any GMIB charge, or any GMWB charge, any transfer fee, and any premium taxes due by the value of one accumulation unit for that Class of a subaccount for the valuation period in which the redemption is made.

• The number of subaccount accumulation units for a policy will therefore increase or decrease as these transactions are made.

•  The number of subaccount accumulation units will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the calculation of the accumulation unit values.

When we establish a subaccount, we set an initial value for an accumulation unit for each Class of that subaccount. Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for that Class and subaccount for the prior valuation period by the net investment factor for that Class and subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a Class of a subaccount from one valuation period to the next. For any Class of any subaccount, we determine the net investment factor by dividing the value of the assets of that subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for that Class and subaccount for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Separate Account or any charge that may be assessed against the Separate Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See “Charges, Deductions, and Credits – Other Charges.”)

Transfers Among Subaccounts

General. Before the annuity date, you may transfer all or part of your account value among the subaccounts up to twelve times per policy year without charge. You can make additional transfers among subaccounts during the policy year, but we may charge you $25 (guaranteed not to exceed $30) for each extra transfer. We will deduct the transfer fee pro rata from the amount transferred. If your premium(s) is placed in the Ready Assets Government Liquidity Fund Subaccount for the first 14 days following the policy date (35 days in California, if the premium(s) is required to be allocated to the Ready Assets Government Liquidity Fund Subaccount), you may not make transfers during this period. Transfers made by us under the Dollar Cost Averaging Program and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per policy year without charge we currently do not charge for transfers, but reserve the right to do so. (See “Dollar Cost Averaging Program,” and “Rebalancing Program.”)

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of account value. You must transfer at least $100 or the total value of a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total value of that subaccount.

You may request transfers in writing or, once we receive proper telephone authorization, by telephone. Once we receive proper authorization, transfer requests may also be made through your Financial Advisor, or another person you designate. Transfers will be processed as of the end of the valuation period on the date the Service Center receives all the information necessary to process the transfer. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone transfer requests to be received the following business day. (See “Other Information – Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

●	impose redemption fees on transfers; or
●

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

●	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Investment Restrictions

If you elect certain optional riders, you may be subject to investment restrictions requiring you to invest in certain underlying fund portfolios.. In the future, we may change the investment restrictions.

One or more of the underlying fund portfolios may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. The requirement to invest in accordance with investment restrictions may include investment in underlying fund portfolios which-include volatility control which may, in turn, reduce our risk. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in underlying fund portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the riders. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the riders that do not invest in funds that utilize volatility control strategies.

For more information about the underlying fund portfolios and the investment strategies they employ, please refer to the underlying fund portfolios’ current prospectuses.

Dollar Cost Averaging Program

What Is It? The policy offers an optional transfer program called Dollar Cost Averaging (“DCA”). This program may not begin until at least 30 days after the policy date. This program allows you to reallocate money at monthly or quarterly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly or quarterly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making transfers through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month or quarter we will transfer amounts from the subaccount that you designate and allocate them, in accordance with your allocation instructions, to the subaccounts that you select, as described in “Minimum Amounts” below.

If you choose the Rebalancing Program, or if you elected either a GMWB or a GMIB EXTRA, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

Participating in the DCA Program. You can choose the DCA Program before the annuity date. You may elect the DCA Program in writing or, once we receive proper telephone authorization, by telephone. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in a form satisfactory to us. Once you reach the annuity date, you may no longer use this program.

Minimum Amounts. To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount from which the DCA transfers will be made. We determine the amount by multiplying the specified length of your DCA Program in months or quarters by your specified monthly or quarterly transfer amount. Amounts of $100 or more must be allotted for each transfer in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your designated subaccount drop below the selected monthly or quarterly transfer amount you will need to put more money in to continue the DCA Program.

When Do We Make DCA Transfers? You select the date for DCA transfers, within certain limitations. We will make the first DCA transfer on the selected date following the later of 30 days (35 days in California if the premium(s) is required to be allocated to the Ready Assets Government Liquidity Fund Subaccount) after the policy date or the date we receive notice of your DCA election at our Service Center.

We’ll make subsequent DCA transfers on the same day of each succeeding month or quarter. You may change the frequency of the DCA transfer at any time. Currently, we don’t charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the policy each policy year.

Rebalancing Program

Under the Rebalancing Program, we will allocate your premiums and rebalance your account value monthly, quarterly, semi-annually, or annually based on the rebalancing date you select and according to the subaccounts and percentages you select based on your investment goals and risk tolerance.

If you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. You select the rebalancing frequency and the date for the initial rebalancing within certain limitations. The date you select cannot be earlier than 30 days from the policy date. On the date you select and on each rebalancing date thereafter based on the rebalancing frequency you select, we automatically reallocate your account value to maintain the particular percentage allocation among the subaccounts that you have selected. If based on your selected date, rebalancing would occur on a date that is not a business day, the rebalancing will occur on the business day following your selected date. You may change the frequency of the Rebalancing Program at any time.

We perform this periodic rebalancing to take account of:

•	increases and decreases in account value in each subaccount due to subaccount performance, and
•	increases and decreases in account value in each subaccount due to withdrawals, transfers, and premium payments.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or, once we receive proper telephone authorization, by telephone. If you elect the Rebalancing Program, you must include all account value in the program. Unless you instruct us otherwise, we allocate all premiums in accordance with the particular percentage allocation among the subaccounts that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. Currently, we don’t charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the policy each policy year.

For self-directed portfolios, future premiums for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of the Program participant’s asset allocation model. Accordingly, Program participants with self-directed portfolios should consider providing specific allocation instructions with each premium payment or contacting us to update their default allocation instructions.

The Rebalancing Program in accordance with certain allocation parameters may be used to satisfy the Allocation Guidelines and Restrictions required by certain guarantees. (See “Guaranteed Minimum Income Benefit EXTRA” or “Guaranteed Minimum Withdrawal Benefit.”)

We reserve the right to make changes to this program at any time. If you choose the DCA Program, you cannot also elect the Rebalancing Program.

Partial Withdrawals

When and How Partial Withdrawals are Made. Before the annuity date, you may make lump-sum withdrawals from the policy. Under certain circumstances, you may make systematic withdrawals. (See “Partial Withdrawals – Systematic Withdrawal Program.”) Surrender charges may apply and, for XC Class policies, bonus amounts may be recaptured. (See “Features and Benefits of the policy – Bonus Payment and Recapture” for more information on bonus recapture.) We don’t impose a surrender charge on withdrawals to the extent that they do not exceed the “free withdrawal amount” determined as of the date of the withdrawal request.

The “free withdrawal amount” equals the greater of (a) or (b), where:

(a) = the sum of: 10% of the amount of each premium subject to a surrender charge (not to exceed the amount of each premium that has not been previously withdrawn as of the beginning of the policy year); less any prior withdrawals during that policy year; and

(b) = the gain in the policy plus premiums remaining in the policy that are no longer subject to a surrender charge.

The gain in the Policy is determined as the excess, if any, of (b) over (a) where:	(a) = all premiums paid into the policy less prior withdrawals of premiums, and (b) = the policy value just prior to the withdrawal.

Any amount previously withdrawn from the policy during that policy year will be taken into account in determining the “free withdrawal amount” available as of the date of the withdrawal request. For withdrawals in any policy year, we assume gain is withdrawn first, followed by premiums. We do not currently recapture bonus amounts for withdrawals within the “free withdrawal amount.” Premiums are assumed to be withdrawn on a first-in, first-out (“FIFO”) basis.

Remember that partial withdrawals will reduce your account value. Depending on its amount and timing, a withdrawal may considerably reduce or eliminate some of the benefits and guarantees provided by your policy. For example, partial withdrawals may reduce benefits under the GMWB rider by substantially more than the amount withdrawn. You should carefully consider whether a partial withdrawal under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

Withdrawals may be subject to tax and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. Withdrawals from tax sheltered annuity policies are restricted. Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that withdrawals you request from a tax sheltered annuity policy comply with applicable tax requirements before we process your request. (See “Tax Information.”)

Example. Assume that you paid an initial premium of $100,000 for a Class B policy. Assume that your account value equals $105,000 on a subsequent date due to positive investment performance. On that date, you withdraw $20,000. The “free withdrawal amount” equals $10,000 determined as the greater of (a) 10% of each premium subject to a surrender charge (not to exceed the premiums that had not been previously withdrawn as of the beginning of the policy year), less any prior withdrawals during that policy year (10% of $100,000 = $10,000); and (b) gain ($105,000 - $100,000 = $5,000). Accordingly, $10,000 of your withdrawal would not be subject to a surrender charge, while the remaining $10,000 would be subject to a surrender charge.

Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your account value. You may make a withdrawal request in writing to our Service Center or, once we’ve received a proper telephone authorization, by telephone. You may direct your withdrawal to be paid into your bank account or other financial institution or sent to the address of record. We will process your partial withdrawal as of the end of the valuation period during which we receive the necessary information. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone withdrawal requests to be received the following business day. (See “Other Information – Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Minimum Amounts. The minimum amount that may be withdrawn is $40. Unless you have elected a GMWB or GMIB rider, we will not process a withdrawal which would reduce the surrender value below $5,000. We reserve the right to change these minimums.

What is the Systematic Withdrawal Program? The policy offers an optional Systematic Withdrawal Program. This program may not begin until at least 30 days after the policy date (35 days in California). You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your account value unless you specify otherwise. Fund Specific Systematic Withdrawals are allowed. The Systematic Withdrawal Program will end if the systematic withdrawals, when added to prior lump sum withdrawals from the policy in the same policy year, exceed the “Available Systematic Withdrawal Program Amount” described under “Program Amounts” below.

We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make changes to this program at any time.

Participating in the Systematic Withdrawal Program. You may choose the Systematic Withdrawal Program any time prior to the annuity date. You may elect the Systematic Withdrawal Program in writing or, once we receive proper telephone authorization, by telephone. You may change the payment date, frequency, payment amount, payment destination or cancel the Systematic Withdrawal Program at any time by notifying us in a form satisfactory to us. You may direct us to have the Systematic Withdrawal Program payments sent to your bank or other financial institution or the address of record. You may elect a payment date, which can be any date from the 1st through the 28th day of the month. Your participation in the program will automatically end when your policy reaches the annuity date.

Program Amounts. Each withdrawal must be for at least $40 and the remaining surrender value must be at least $5,000. We currently limit the total amount of these withdrawals in any policy year to:

•	10% of each premium paid into the policy (but not more than the remaining premium in the policy) that is subject to surrender charge, plus

•	100% of the remaining premiums in the policy that are no longer subject to a surrender charge, less

•	any prior withdrawals from the policy in that policy year.

Alternatively, you may select automatic withdrawals that correspond to values under certain riders (e.g., the Guaranteed Lifetime Amount, or a percentage of the GMIB EXTRA Roll-Up Base. Such automatic withdrawals may vary from year to year based on changes in the corresponding rider values. For more information, see “Death Benefit — GMDB Base – Greater of Maximum Anniversary Value and Roll-Up (GMIB Version),” “Guaranteed Minimum Income Benefit EXTRA,” and “Guaranteed Minimum Withdrawal Benefit.”

Surrenders

At any time before the annuity date you may surrender the policy through a full withdrawal of the surrender value, subject to the following conditions.

Surrenders	• Any request to surrender the policy must be in writing.
• The policy (or an affidavit of a lost policy) must be delivered to our Service Center.

•  We will pay you an amount equal to the surrender value as of the end of the valuation period when we process the surrender which is equal to the account value minus any surrender charge (which varies according to the Class of the policy), minus any recaptured bonus amount (for XC Class policies), minus any applicable policy fee, minus any uncollected ADB charge, minus any uncollected GMDB charge, minus any uncollected GMIB charge, or GMWB charge, and minus any applicable charge for premium taxes. (See “Charges, Deductions, and Credits.”)

•  We won’t impose a surrender charge on the “free withdrawal amount” determined as of the date of the surrender request. (See “Partial Withdrawals” for a discussion of the calculation of the “free withdrawal amount.”)

Surrenders

•  Surrenders may be subject to tax and, if made prior to age 59 1/2, may also be subject to a 10% federal penalty tax. Surrenders of tax sheltered annuities before age 59 1/2, death, disability, severance from employment, or hardship may be restricted unless proceeds are transferred to another tax sheltered annuity arrangement. Pursuant to new tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request from a tax sheltered annuity policy comply with applicable tax requirements before we process your request. (See “Federal Income Taxes.”)

Surrender Charges by Class	• B Class imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment.
• L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment.
• C Class imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following payment of each premium.
• XC Class imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing over 9 years following each premium payment.

For more information on surrender charges, see “Charges, Deductions, and Credits – Surrender Charge.”

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

●	Any surrenders over $250,000 unless it is a custodial annuity;

●	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for a policy owner’s account;
●	Any electronic fund transfer instruction changes on or within 15 days of an address change;
●

Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that policy owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

●	Any surrender when the Company does not have an originating or guaranteed signature on file unless it is a custodial owned annuity;
●	Any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 535-5549.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee when required.

Death of Annuitant Prior to Annuity Date

If the annuitant dies before the annuity date, no new annuitant may be named and the death benefit will be paid to the beneficiary. If your sole beneficiary is your surviving spouse, he or she, if eligible, may instead elect to continue the policy. (See “Spousal Beneficiary Continuation Option.”)

Death Benefit

Standard Death Benefit. The policy provides a death benefit to the beneficiary if you die (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account or SEP IRA Account) before the annuity date. Unless you purchase an optional guaranteed minimum death benefit (“GMDB”), the standard death benefit equals the account value, less uncollected charges (and for XC Class policies, any bonus amount subject to recapture), on the death of the owner. (See “Features and Benefits of the policy – Bonus Payment and Recapture” for more information on bonus recapture.) If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.

GMDB Options. For an additional charge, you may elect one of the GMDB options available under the policy subject to the following age restrictions.

Your Age (or the Age of the Annuitant, if the Owner is a IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) on the Policy Date	Optional Death Benefit

Age 75 or under	• Maximum Anniversary Value GMDB • Greater of Maximum Anniversary Value and Roll-Up GMDB (standard)

Age 80 or under	• Standard Return of Premium GMDB • Return of Premium GMDB (GMWB version)

Age 45 or over and age 70 or under	• Return of Premium GMDB (GMIB version) (if you purchased your policy prior to June 23, 2008)

Age 45 or over and age 75 or under	• Return of Premium GMDB (GMIB version) (if you purchased your policy on or after June 23, 2008) • Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version)

If you purchase a GMDB under the B Class, L Class, or C Class policies, the death benefit equals the greater of the account value less uncollected charges or the GMDB Base (described below). However, if you purchase a GMDB under the XC Class policy, the death benefit equals the greater of the account value, less uncollected charges and any bonus amounts subject to recapture on the death of the owner, or the GMDB Base. (See “Features and Benefits of the policy – Bonus Payment and Recapture” for more information on bonus recapture.) If a policy owner dies (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) within 90 days of the policy date, the GMDB Base is zero and no GMDB will be payable.

The GMDB options are:

•	Return of Premium GMDB (standard)
•	Return of Premium GMDB (GMIB version), available only if you elect GMIB EXTRA*
•	Return of Premium GMDB (GMWB version), available only if you elect a GMWB*
•	Maximum Anniversary Value GMDB
•	Greater of Maximum Anniversary Value and Roll-Up GMDB
•	Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version), available only if you elect GMIB EXTRA**

Once you elect a GMDB option, you cannot change or cancel it. Although we currently permit a GMDB option to be elected at issue only, we reserve the right to permit policy owners to elect a GMDB after issue in the future. The GMDB, however, will terminate if you annuitize or surrender the policy, upon death (unless the policy is continued by an eligible spousal beneficiary who qualifies to continue the GMDB rider); or if the policy otherwise terminates. In addition, if you elected a GMWB, the GMDB will terminate if an annuity date is set because your GMWB rider reaches settlement (see “Guaranteed Minimum Withdrawal Benefit”).

GMDB Base – Return of Premium (Standard Version). If you purchase the Return of Premium GMDB, the GMDB Base equals:

• the premiums paid into the policy less • “adjusted” withdrawals from the policy.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) ÷ (b) where:

(a) = GMDB Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

GMDB Base – Return of Premium (GMIB Version). If you purchase the Return of Premium GMDB (GMIB version), the GMDB Base equals:

• the premiums paid into the policy less • “adjusted” withdrawals from the policy.

For this formula, the GMDB Base is reduced dollar-for-dollar for withdrawals up to 5% (6% if you purchased your policy on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base at the beginning of a policy year (known as the “dollar-for-dollar limit”). That is, the “adjusted” withdrawal is equal to the withdrawal amount. If a requested withdrawal during the policy year causes total withdrawals during the policy year to exceed the dollar-for-dollar limit, then the GMDB Base equals the current GMDB Base reduced by the “adjusted withdrawal” amount, which equals the requested withdrawal amount multiplied by (a) divided by (b) where:

(a) = GMDB Base

(b) = the account value.

Both (a) and (b) are calculated immediately prior to such withdrawal.

*	Only available to policy owners who purchased the policy on or after January 12, 2007.
**	Only available to policy owners who purchased the policy on or after June 23, 2008.

If you notify us in writing and we determine the Required Minimum Distribution (“RMD”) for your policy is greater than 5% (6% if you purchased your policy on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base at the beginning of the policy year, then the adjustment factor is 1.0 for such withdrawal provided the total number of withdrawals from any subaccounts, during the policy year, including the amount of the requested withdrawal, does not exceed the RMD for your policy. See “Required Minimum Distributions” later in this Prospectus.

Please note that the Return of Premium GMDB (GMIB version) differs from the standard Return of Premium GMDB in the following ways:

•

The GMDB Base is reduced dollar-for-dollar for withdrawals up to the dollar-for-dollar limit. Only if a requested withdrawal during the policy year causes total withdrawals during the policy year to exceed the dollar-for-dollar limit, will the GMDB Base then equal the current GMDB Base reduced pro rata.

•

If a permissible owner/annuitant change is made (other than as a result of spousal continuation, or if ownership is transferred from an individual to a trust/entity with the same tax identification and vice versa), then the Return of Premium GMDB Base (GMIB version) will be reset to equal the current policy value, if lower.

•

The Return of Premium GMDB (GMIB version) will terminate if the GMIB EXTRA rider terminates (for a reason other than surpassing the GMIB EXTRA last exercise date), the GMIB EXTRA rider is exercised, or the policy reaches maturity. Please note: If the GMIB EXTRA rider terminates because the last exercise date has passed, in order to continue the Return of Premium GMDB (GMIB version) rider, you must continue to comply with the Allocation Guidelines and Restrictions (see “Allocation Guidelines and Restrictions” under “Guaranteed Minimum Income Benefit EXTRA”).

•	The Return of Premium GMDB (GMIB version) is only available if you elected the GMIB EXTRA (See “Guaranteed Minimum Income Benefit EXTRA” for age restrictions).

•	If you must take Required Minimum Distributions from your policy, please see “Required Minimum Distributions,” under “Guaranteed Minimum Income Benefit EXTRA,” later in this Prospectus.

GMDB Base – Return of Premium (GMWB Version). If you purchase the Return of Premium GMDB (GMWB version), the GMDB Base is reduced dollar-for-dollar for withdrawals in any policy year up to the current Guaranteed Lifetime Amount. As stated in the section “Guaranteed Minimum Withdrawal Benefit”, the Guaranteed Lifetime Amount is determined by multiplying the GMWB Base by the Lifetime Income Percentage based on the (younger) annuitant’s age at the time of the first withdrawal on or after the date the GMWB rider becomes effective (and may later be re-determined as a result of step-ups). If a withdrawal causes total withdrawals for that policy year to exceed the Guaranteed Lifetime Amount, the GMDB Base equals the lesser of the account value after the excess withdrawal or the GMDB Base reduced by the withdrawal amount. The GMDB Base is not permitted to exceed the GMWB Base; therefore, if the resulting GMDB Base is higher than your GMWB Base, we will reset your GMDB Base to equal your GMWB Base. (See “GMWB Base” later in this Prospectus for a discussion on how the GMWB Base is calculated).

If a permissible annuitant change is made (other than as a result of spousal continuation or ownership is transferred from an individual to a trust/entity with the same tax identification and vice versa), then the GMDB Base will be reset to equal the current policy value, if lower.

Please note that the Return of Premium GMDB (GMWB version) differs from the standard Return of Premium GMDB in the following ways:

•	The Return of Premium GMDB (GMWB Version) is only available if you purchased your policy on or after January 12, 2007.

•

The GMDB Base is reduced dollar-for-dollar for withdrawals in any policy year up to the current Guaranteed Lifetime Amount, whereas all withdrawals under the standard Return of Premium GMDB reduce the GMDB Base proportionately.

•

If a withdrawal causes total withdrawals for that policy year to exceed the Guaranteed Lifetime Amount, the GMDB Base equals the lesser of the account value after the excess withdrawal or the GMDB Base reduced by the withdrawal amount.

•	The GMDB Base is not permitted to exceed the GMWB Base; therefore, if the resulting GMDB Base is higher than your GMWB Base, we will reset your GMDB Base to equal your GMWB Base.

GMDB Base – Maximum Anniversary Value. If you purchase the Maximum Anniversary Value GMDB, the GMDB Base equals the greatest of the anniversary values.

An anniversary value is equal to the policy value on the policy date or on a policy anniversary increased by premium payments and decreased by “adjusted” withdrawals since the policy date or that anniversary. “Adjusted withdrawals” are calculated according to the formula used for the Return of Premium GMDB Base, as described above in the “GMDB Base — Return of Premium (Standard Version)” section.

We will calculate an anniversary value on the policy date and for each policy anniversary thereafter through the earlier of the policy anniversary on or following your 80th birthday or the anniversary on or prior to your date of death. If an owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, we will use the annuitant’s 80th birthday or the anniversary value on or prior to the annuitant’s date of death.

For an example of the calculation of the Maximum Anniversary Value GMDB, see Appendix C.

GMDB Base – Greater of Maximum Anniversary Value and Roll-Up (Standard Version). If you purchase the Greater of Maximum Anniversary Value and Roll-Up GMDB, the GMDB Base is the greater of:

•	the GMDB Maximum Anniversary Value Base; or

•	the GMDB Roll-Up Base.

The GMDB Maximum Anniversary Value Base is calculated as discussed above and all of the applicable limitations apply.

GMDB Base – Roll-Up. The GMDB Roll-Up Base equals the sum of GMDB Roll-Up Base A and GMDB Roll-Up Base B. Dividing the GMDB Roll-Up Base into these components allows us to apply different rates of interest to the GMDB Roll-Up Base associated with certain subaccounts (called “Restricted Subaccounts”). The Restricted Subaccounts currently include the Ready Assets Government Liquidity Fund Subaccount, and the Eaton Vance Floating-Rate Subaccount.

GMDB Roll-Up Base A: GMDB Roll-Up Base A is equal to:

•

the initial premium allocated to subaccounts other than the Restricted Subaccounts, with interest compounded daily from the policy date at an annual rate of 5% (3% for policies issued in Washington), plus

•

subsequent premiums allocated to and account value transferred into subaccounts other than the Restricted Subaccounts after the policy date, with interest compounded daily from the policy anniversary on or following each premium payment or transfer at an annual rate of 5% (3% for policies issued in Washington), less

•

all “adjusted” withdrawals (as defined in the box below) and all transfers from subaccounts other than the Restricted Subaccounts, with interest compounded daily from the policy anniversary on or following each withdrawal or transfer at an annual rate of 5% (3% for policies issued in Washington).

The GMDB Roll-Up Base A will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the policy year, including the amount of the requested withdrawal, is less than or equal to 5% (3% for policies issued in Washington), times the GMDB Roll-Up Base A as of the beginning of the policy year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMDB Roll-Up Base A on a dollar-for-dollar basis.

If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% (3% for policies issued in Washington), times the GMDB Roll-Up Base A as of the beginning of the policy year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMDB Roll-Up Base A and

(b) = the account value in all subaccounts other than the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

GMDB Roll-Up Base B: GMDB Roll-Up Base B is equal to:

•	the initial premium allocated to the Restricted Subaccounts, with interest compounded daily from the policy date at an annual rate of 3%, plus

•

subsequent premiums allocated to and account value transferred into the Restricted Subaccounts after the policy date, with interest compounded daily from the policy anniversary on or following each premium payment or transfer at an annual rate of 3%, less

•

all “adjusted” withdrawals (as defined in the box below) and all transfers from the Restricted Subaccounts, with interest compounded daily from the policy anniversary on or following each withdrawal or transfer at an annual rate of 3%.

The GMDB Roll-Up Base B will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals from Restricted Subaccounts during the policy year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMDB Roll-Up Base B as of the beginning of the policy year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMDB Roll-Up Base B on a dollar-for-dollar basis.

If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMDB Roll-Up Base B as of the beginning of the policy year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMDB Roll-Up Base B and

(b) = the account value in the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

The period during which the interest will accrue for purposes of calculating the GMDB Roll-Up Base A or GMDB Roll-Up Base B is limited. Interest accrues until the earliest of:

1.	The 20th policy anniversary;

2.	The policy anniversary on or following the owner’s (or the annuitant’s, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) 80th birthday;

3.	The date of death of the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account).

For an example of the calculation of the Greater of Maximum Anniversary Value and Roll-Up GMDB, see Appendix E.

GMDB Base — Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB Version).** (The Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) is only available if you elect the GMIB EXTRA. See “Guaranteed Minimum Income Benefit EXTRA” later in this prospectus. In addition, under this rider, the owner must be the annuitant and only spouses may be joint annuitants. You must be no less than 45 years old, but no more than 75 years old to elect this rider.

If you purchase the Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version), the GMDB Base equals the greater of:

•	The GMDB Maximum Anniversary Value Base; or

•	The GMDB Roll-Up Base.

The GMDB Maximum Anniversary Value Base is calculated as discussed above in the “GMDB Base — Maximum Anniversary Value” section with the following exception:

•

We will calculate an anniversary value on the policy date and for each policy anniversary thereafter through the earlier of the policy anniversary on or following your 85th birthday or the anniversary on or prior to your date of death. If the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, we will use the annuitant’s 85th birthday or the anniversary on or prior to the annuitant’s date of death.

The GMDB Roll-Up Base is equal to:

•

the initial premium (all premiums prior to the first quarter anniversary are treated as initial premiums) allocated to subaccounts, with interest compounded daily from the policy date at an annual rate of 6%; plus

•	subsequent premiums received after the policy date, with interest compounded daily from the policy anniversary on or following each premium payment at an annual rate of 6%; less

•	all “adjusted” withdrawals (as defined in the box below) with interest compounded daily from the policy anniversary on or following each withdrawal at an annual rate of 6%.

**	Only available to policy owners who purchased the policy on or after June 23, 2008.

“Adjusted” withdrawals: If the total of all withdrawals during the policy year, including the amount of the requested withdrawal, is less than or equal to 6% times the GMDB Roll-Up Base as of the beginning of the policy year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMDB Roll-Up Base on a dollar-for-dollar basis.

If the total of all withdrawals including the requested withdrawal is greater than 6% times the GMDB Roll-Up Base as of the beginning of the policy year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMDB Roll-Up Base and

(b) = the account value in all subaccounts

Both (a) and (b) are calculated immediately prior to the withdrawal.

•

The period during which interest will accrue for purposes of calculating the GMDB Roll-Up Base is limited. Interest accrues until the earlier of (1) the policy anniversary on or following the owner’s (or the annuitant’s, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) 85th birthday; and (2) the date of death of the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account).

Optional Reset: Under the Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) rider, on each policy anniversary up to and including the policy anniversary on or following the oldest annuitant’s 75th birthday, you can request that the GMDB Roll-Up Base be reset on such anniversary to equal the GMDB MAV Base, if higher. Your request must be by written notification to our Service Center and must be received no later than 30 days following such anniversary. Please note that by writing to our Service Center you may elect to receive automatic annual resets on each policy anniversary if the GMDB MAV Base on that anniversary exceeds the GMDB Roll-Up Base. Automatic annual resets continue until the earlier of (a) the 7th policy anniversary or (b) the policy anniversary on or following the oldest annuitant’s 75th birthday. You have the right to opt out of receiving the automatic annual resets at any time by submitting written notice to our Service Center. The GMDB Roll-Up Base and the GMIB EXTRA Roll-Up Base must reset at the same time. See “Optional Reset” under “Guaranteed Minimum Income Benefit EXTRA”.

Systematic Withdrawal Program: Under the Systematic Withdrawal Program, you may elect systematic withdrawals equal annually to 6% of the GMDB Roll-Up Base as of the beginning of the policy year divided by the requested frequency of the systematic withdrawals. If you elect the Systematic Withdrawal Program during a policy year, the systematic withdrawals will equal 6% of the GMDB Roll-Up Base as of the beginning of the policy year divided by the number of remaining systematic withdrawals in the policy year. In the following policy year, if the GMDB Roll-Up Base increases or decreases, then we will automatically increase or decrease the systematic withdrawals to be equal to 6% of the GMDB Roll-Up Base as of the beginning of that policy year divided by the requested frequency of the systematic withdrawals. If you take withdrawals outside the program during the policy year, we will decrease any subsequent systematic withdrawals to equal the remaining systematic withdrawal amount divided by the number of systematic withdrawals remaining in the policy year. If you take withdrawals outside the program that cause the systematic withdrawals to be less than $40, then we will terminate the Systematic Withdrawal Program. We also reserve the right to terminate the Systematic Withdrawal Program if you take any withdrawals outside the program. All withdrawals, regardless of whether they are taken inside or outside of the Systematic Withdrawal Program, will reduce the GMDB Roll-Up Base as described in the shaded box above entitled “Adjusted withdrawals.” For more information on the Systematic Withdrawal Program, see “Partial Withdrawals — Systematic Withdrawal Program.”

The Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) rider will terminate if the GMIB EXTRA rider terminates (for a reason other than surpassing the GMIB EXTRA last exercise date), the GMIB EXTRA rider is exercised, or the policy reaches maturity. Please note: If the GMIB EXTRA rider terminates because the last exercise date has passed, in order to continue the Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version) rider, you must continue to comply with the Allocation Guidelines and Restrictions. (See “Allocation Guidelines and Restrictions” under “Guaranteed Minimum Income Benefit EXTRA.”

GMDB Limitation. If a policy owner dies (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) within 90 days of the policy date, the GMDB Base is zero and no GMDB will be payable.

GMDB Charge. We deduct a charge for the selected GMDB option that compensates us for the costs and risks we assume in providing the GMDB benefit. (See “Charges, Deductions, and Credits – GMDB Charge.”)

Additional Death Benefit

You may elect the Additional Death Benefit (“ADB”) for an additional charge. The ADB may provide coverage in addition to that provided by your death benefit. The ADB is designed to help offset expenses, including income taxes, attributable to payment of the death benefit. The ADB, like the death benefit payable under the policy, is subject to federal income taxes. You cannot elect the ADB if you (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) are age 76 or older on the policy date. Once you elect the ADB, you cannot cancel it. The ADB, however, will terminate if you annuitize or surrender the policy, upon death (unless the policy is continued by an eligible spousal beneficiary who qualifies to continue the ADB rider), or if the policy otherwise terminates.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

The ADB effective date is the policy date unless an eligible spousal beneficiary continues the policy under the Spousal Beneficiary Continuation Option and the rider remains in effect. In that case, the ADB effective date is the spousal continuation date. See “Spousal Beneficiary Continuation Option.”

The amount of the ADB depends upon the amount of gain in your policy since the ADB effective date. Because withdrawals and poor investment performance of the Funds will reduce the amount of gain in your policy, they will reduce the value of the ADB. It is possible that the ADB may not have any value.

The ADB is not available in Washington.

The ADB is equal to the lesser of:

•	the ADB Gain multiplied by the ADB Gain Factor; and
•	the ADB Cap multiplied by the ADB Cap Factor.

The ADB will be determined as of the date we receive due proof of death of the owner (or the annuitant if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) at our Service Center. Any ADB will increase the death benefit otherwise payable under the policy. If the policy has more than one beneficiary, the ADB will be determined separately for each beneficiary as of the date we receive due proof of death from each such beneficiary. For purposes of this calculation, the following definitions apply:

ADB Gain: Account value less uncollected charges and bonus amounts subject to recapture upon death less ADB premiums, but not less than zero.

ADB Gain Factor: If the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) was under age 70 on the ADB effective date, the ADB Gain Factor is 45%. If the owner (or annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) was age 70 or older on the ADB effective date, the ADB Gain Factor is 30%.

“ADB premiums” are equal to (a) – (b) where:

(a) = the premiums paid into the policy;

(b) = prior withdrawals in excess of the ADB Gain after
         the policy date.

For purposes of this calculation, the ADB Gain is assumed to be withdrawn first.

ADB Cap: ADB premiums less any premiums paid within six months prior to the owner’s (or the annuitant’s, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) date of death and less any premiums paid after the date of death and prior to the date we receive due proof of death.

ADB Cap Factor: If the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) was under age 70 on the ADB effective date, the ADB Cap Factor is 45%. If the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) was age 70 or older on the ADB effective date, the ADB Cap Factor is 30%.

ADB Limitation. If the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) dies within 90 days of the ADB effective date, we will not pay the ADB.

ADB Charge. We deduct a charge for the ADB that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – ADB Charge.”)

For an example of the calculation of ADB, see Appendix F.

Payment of Death Benefit

Unless you have provided otherwise, the death benefit will be paid to, or in equal shares to:

a.

The primary beneficiary who survives you (or who survives the annuitant if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account); or, if no primary beneficiary survives you,

b.

The contingent beneficiary who survives you (or who survives the annuitant if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account); or, if no contingent beneficiary survives you,

c.	Your estate.

If a beneficiary survives you, but dies before the death benefit is paid, the heirs or estate of such beneficiary are entitled to the death benefit that would otherwise have been paid to such beneficiary.

The beneficiary must receive his or her respective death benefit under one of the following payment options unless an eligible spousal beneficiary continues the policy under the spousal beneficiary continuation option. See “Spousal Beneficiary Continuation Option”.

Death Benefit Options	• Option 1: payment of the death benefit in a lump sum within five years of the date of such owner’s death; or
• Option 2: payment of the entire death benefit within five years of the date of such owner’s death; or

•  Option 3: payment of the death benefit under an annuity option over the lifetime of such beneficiary, or over a period that does not exceed the life expectancy, as defined by Internal Revenue Service regulations, of such beneficiary, with payments starting within one year of the date of death of such owner. This option is not available if the beneficiary is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account.

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. Beneficiaries continue to bear the investment risk that the account value will increase or decrease until such time as they submit due proof of death.

In addition, for multiple beneficiaries, we will pay the first beneficiary to provide us with due proof of death their share of the death proceeds. We will not pay any remaining beneficiary their share until we receive due proof of death from that beneficiary. Such beneficiaries continue to bear the investment risk until they submit due proof of death. Please note, we may be required to remit the death benefit proceeds to a state prior to receiving due proof of death. (See “Other Information - Abandoned or Unclaimed Property.)

If the age of the owner (or an annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) is misstated, any death benefit will be adjusted to reflect the correct age.

Unless instructed otherwise, in writing, we will withhold the mandatory 10% federal withholding tax, and state tax, if applicable. Generally, death benefit proceeds may be taxable to the extent of gain. (See “Tax Information.”)

The payment of the death benefit is subject to our financial strength and claims-paying ability.

Spousal Beneficiary Continuation Option

If you die before the annuity date and your beneficiary is an eligible spousal beneficiary, your spouse, if eligible, may elect to continue the policy. To be an eligible spousal beneficiary, the spouse must not have been older than age 80 on the policy date. If your spouse has not chosen a death benefit payment option by the end of the 60 day period following our receipt of a certified death certificate, we will continue the policy under the spousal beneficiary continuation option. The “spousal continuation date” is the date on which the eligible spousal beneficiary provides all of the information required to continue the policy or the date the spousal beneficiary continuation option is automatically applied.

Your spouse becomes the policy owner and the beneficiary until he or she names a new beneficiary. If the death benefit which would have been paid to the surviving spouse is greater than the account value less uncollected charges as of the spousal continuation date, we will increase the account value of the continued policy to equal the death benefit we would have paid to the surviving spouse. On the spousal continuation date, any increase will be allocated to subaccounts based on the ratio of account value in each subaccount to the account value prior to the increase.

If the sole primary beneficiary of the policy is a revocable grantor trust and the spouse of the owner/annuitant is the sole grantor, trustee, and beneficiary of the trust and the trust is using the spouse of the owner/annuitant’s social security number at the time of claim, she or he shall be treated as the owner/annuitant’s spouse. In those circumstances, the owner/annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provisions of the policy.

If the owner is an individual retirement account within the meaning of IRC sections 408 or 408A, and if the annuitant’s spouse is the sole primary beneficiary of the annuitant’s interest in such account, then the policy will continue after the annuitant’s death and the annuitant’s spouse will be treated as the beneficiary of the policy for purposes of applying the spousal continuation provision of the policy.

The GMDB or the ADB option will continue unless on the spousal continuation date your spouse is:

Over age 75	• Maximum Anniversary Value GMDB

• Greater of Maximum Anniversary Value and Roll-Up GMDB (standard)

• ADB

Over age 80	• Return of Premium GMDB (standard)

• Return of Premium GMDB (GMWB version);

Under age 45 or over age 70	• Return of Premium GMDB (GMIB version) (if you purchased your policy prior to June 23, 2008)

Under age 45 or over age 75	• Return of Premium GMDB (GMIB version) (if you purchased your policy on or after June 23, 2008)

• Greater of Maximum Anniversary Value and Roll-Up GMDB (GMIB version)

If the ADB continues, we will make the following adjustments to the ADB:

•	The ADB effective date will be reset to spousal continuation date.

•	The ADB Gain Factor and the ADB Cap Factor will be based on the age of the spouse (and the oldest of all owners since the ADB effective date.)

•

The ADB premiums will be equal to the account value (less uncollected charges) on the spousal continuation date increased by premiums paid after that date and decreased by withdrawals in excess of the ADB Gain after that date.

The GMIB rider will continue unless the annuitant is changed on the spousal continuation date and the new annuitant was over age 75 on the policy date. (See “Guaranteed Minimum Income Benefit,” later in this Prospectus.)

The GMIB EXTRA rider will continue unless the annuitant is changed on the spousal continuation date and the new annuitant was under age 45 or over age 75 (age 70 if you purchased your policy prior to June 23, 2008) on the policy date. (See “Guaranteed Minimum Income Benefit EXTRA,” later in this Prospectus.)

The GMWB rider may continue if an eligible spousal beneficiary is at least 60 years old (if you purchased your policy prior to January 11, 2008) or 55 years old (if you purchased your policy on or after January 11, 2008, but before June 23, 2008) on the spousal continuation date (there is no minimum age requirement if you purchased your policy on or after June 23, 2008). (See “Guaranteed Minimum Withdrawal Benefit — Spousal Continuation,” later in this Prospectus.)

Spousal continuation does not satisfy the minimum required distribution rules for tax sheltered annuities. Therefore, if a spouse chooses to continue a tax sheltered annuity policy, he or she will be required to take minimum required distributions in order to avoid federal tax penalties.

Payments to Policy Owners

We’ll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules or regulations.

We may suspend or defer payments in the event that:

a.	the New York Stock Exchange is closed;

b.	trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

c.

the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Separate Account or to determine the value of the Separate Account’s assets;

d.	the Securities and Exchange Commission by order so permits for the protection of security holders; or

e.	the payment is derived from a check used to make a premium payment which has not cleared through the banking system.

If, pursuant to SEC rules, the Ready Assets Government Liquidity Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, then we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the Ready Assets Government Liquidity Subaccount until the Fund is liquidated.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a policy owner’s ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, withdrawals, surrenders, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Policy Changes

Changes to the Policy

•  Requests to change the beneficiary or annuity date of a policy (if permitted and acceptable to us) will take effect as of the date we receive such a request, unless we have already acted in reliance on the prior status.

• We are not responsible for the validity of such a request.
• Only our President, Vice President, Secretary, or Assistant Secretary may change this policy. No one else has authority to modify or waive any provision of the policy.
• Any change must be in writing, signed, and received at our Service Center.
• At any time, we may make such changes to the policy, without your consent as required to make it conform with any law, regulation, or ruling issued by a government agency.
• We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority and you.

Annuity Payments

We’ll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. You may select an annuity date that may not be earlier than the first policy anniversary and may not be later than the maturity date. The maturity date is the oldest annuitant’s 95th birthday. If you do not select an annuity date, the annuity date is the maturity date. You may change the annuity date at any time before the maturity date. For all policies, the annuity date must be at least twelve months after the policy date.

Keep in mind that you may need to take distributions or annuitize at age 70 1/2 to meet Federal Required Minimum Distributions under a policy. Until the annuity date, the account value will fluctuate. Generally, the annuity date for IRA policies, Roth IRA policies, SEP IRA policies, and tax sheltered annuities is when the owner/annuitant reaches age 70 1/2. However, we will not require IRA policies, Roth IRA policies, SEP IRA policies, and tax sheltered annuity policies to annuitize at age 70 1/2 if distributions from the policy are not necessary to meet Federal Required Minimum Distributions.

Policy owners may select from a variety of fixed annuity payment options that we make available from those outlined below in “Annuity Options.” If you don’t choose an annuity option, we’ll use the Life Annuity with Payments Guaranteed for 10 Years annuity option. We reserve the right to change the default annuity payment option at our discretion. You may change the annuity option before the annuity date. An option not set forth in this Prospectus may be chosen if it is acceptable to us. We reserve the right to limit annuity options available to IRA policy owners, Roth IRA policy owners, SEP IRA policy owners, and tax sheltered annuity policy owners to comply with the IRC or regulations under it. Although we currently do not permit partial annuitization, i.e., you may not apply a portion of your policy value to an annuity option while keeping the remainder of your policy in force, we reserve the right to permit it in the future.

We calculate your annuity payments as of the annuity date, not the date when the completed annuitization request form is received at the Service Center in good order. Until the annuity date, your account value will fluctuate in accordance with the performance of the investment options you have selected. After the annuity date, your policy does not participate in the performance of the Separate Account. On the annuity date, the annuity value will be transferred to our general account and will be applied to the annuity option at the current payout rates, which we will furnish at your request. We determine the dollar amount of annuity payments by applying your annuity value (which equals your account value, less any uncollected GMDB charge, ADB charge, GMIB charge, or GMWB charge, less any surrender charge unless prohibited by your state, and any applicable policy fee, and any applicable premium taxes) on the annuity date to our then current annuity payout rates. Payout rates show the amount of periodic payment that a $1,000 value buys. These rates are based on the annuitant’s age and sex (where permitted) and payment options and payment frequency at the time payments begin.

The payout rates cannot be less than the guaranteed payout rates which are based on the annuitant’s “adjusted age”, the guaranteed mortality table (if applicable), and the guaranteed interest rate.

The guaranteed interest rates will never be less than 1% per year. The interest rate is indexed and is determined as follows: for each calendar quarter the interest rate is equal to the average of 5-year constant maturity treasury rates as reported by the Federal Reserve over a consecutive 12 month period ending the second month of the previous calendar quarter, rounded to the nearest one-twentieth of 1%, less 1.25%.

You may choose to receive payments at any payment interval which we make available, but not less frequently than once per year. In most states, if the annuity value on the annuity date is less than $2,000, we will pay the annuity value in a lump sum. If any annuity payment would be less than $20, we may change the frequency of payments so that all payments will be at least $20. If after the change in frequency, the annual payment is less than $20, we will pay the annuity value in a lump sum. For IRA Accounts, Roth IRA Accounts, SIMPLE IRA Accounts, and SEP IRA Accounts, we will make annuity payments directly to the Account.

Evidence of Survival. We may require proof that any person on whose continued life any payments are based is alive. We reserve the right to withhold or discontinue payments until we receive proof, in a form satisfactory to us, that such person is living.

Gender-Based Annuity Purchase Rates. Generally, the policy provides for gender-based annuity purchase rates when life annuity options are chosen. However, in Montana, which has adopted regulations prohibiting gender-based rates, blended unisex annuity purchase rates will be applied to both male and female annuitants. Unisex annuity purchase rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates. The SEP IRA policy uses unisex annuity purchase rates.

Employers and employee organizations considering purchase of the policy should consult with their legal advisor to determine whether purchasing a policy containing gender-based payout rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We may offer such policy owners policies containing unisex payout rates.

Misstatement of Age or Sex. We may require proof at any time, in a form satisfactory to us, of the age or sex of any annuitant, owner or beneficiary if any payments and benefits under the policy are based on such person’s age and sex. If the age or sex of any such person has been misstated, any payments and benefits will be adjusted based on the correct age and sex of such person.

Once annuity payments have begun, any amount we have overpaid as a result of such misstatement will be deducted from the next payment(s) made by us under the policy. Any amount we have underpaid will be paid in full with the next payment made by us. We may pay interest on the underpayment at the rate required by the law of your state.

Annuity Options

The following fixed annuity payment options may be available. We may in the future offer more or fewer options. You may choose another option that is not set forth in this Prospectus if it is acceptable to us. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. Please note that there is no guarantee that aggregate payments under any of these annuity options will equal the total premiums paid. Please note that annuity options without a life contingency (e.g., payments of a fixed amount or for a fixed period) may not satisfy required minimum distribution rules. Consult a tax advisor before electing one of these options.

Death of Owner During the Annuity Period. If the owner (or the annuitant, if the owner is a non-natural person) dies during the annuity period, any remaining payments under the annuity option in effect will continue to be made at least as rapidly as under the distribution method in effect as of such owner’s death.

Death of Annuitant During the Annuity Period. If the annuitant under an Annuity Option, or the last surviving joint annuitant under a Joint and Survivor Annuity Option, dies while any guaranteed amounts remain unpaid, the beneficiary may choose either:

(a)	to receive payments for the remainder of the period guaranteed; or

(b)	to receive the present value of the remaining guaranteed payments in a lump sum.

The interest rate used to calculate any present value is the interest rate we used on the annuity date to compute the amount of the annuity payments.

How We Determine Present Value of Future

Guaranteed Annuity Payments

Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum, we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

Payments of a Fixed Amount

We will make equal payments in an amount you choose until the sum of all payments equals the annuity value applied, increased for interest credited. The amount you choose must provide at least ten years of payments. These payments don’t depend on the annuitant’s life. If the annuitant dies before the guaranteed amount has been paid, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Payments for a Fixed Period

We will make equal payments for a period you select of at least ten years. These payments don’t depend on the annuitant’s life. If the annuitant dies before the end of the period, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Life Annuity*	We make payments for as long as the annuitant lives. Payments will cease with the last payment made before the annuitant’s death.

Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies before the period ends, we guarantee payments for 5, 10, 15, or 20 years. If the annuitant dies before the guarantee period ends, the beneficiary may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Life Annuity With Guaranteed Return of Annuity Value

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies, we guarantee payments until the sum of all annuity payments equals the annuity value applied. If the annuitant dies while guaranteed amounts remain unpaid, the beneficiary may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed amount in a lump sum.

Joint and Survivor Life Annuity*	We make payments for the lives of the annuitant and a designated second person. Payments will continue as long as either one is living.

Joint and Survivor Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years

We make payments during the lives of the annuitant and a designated second person. Payments will continue as long as either one is living. In addition, even if the annuitant and the designated second person die before the guaranteed period ends, we guarantee payments for 5, 10, 15, or 20 years. If the annuitant and the designated second person die before the end of the period, the beneficiary may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If you die while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

Individual Retirement Account Annuity

This annuity option is available only to IRA policy owners, Roth IRA policy owners, and SEP IRA policy owners. Payments will be made annually based on either (a) the life expectancy of the annuitant; (b) the joint life expectancy of the annuitant and his or her spouse; (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date. Each annual payment will be determined in accordance with the applicable Internal Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at our current rate for this option. On the death of the measuring life or lives prior to full distribution of the remaining value, we will pay that value to the beneficiary in a lump sum.

*

These options are “pure” life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

Guaranteed Minimum Income Benefit Riders

The Guaranteed Minimum Income Benefit (“GMIB”) and the GMIB EXTRA** are optional riders that offer you the future ability to receive guaranteed minimum monthly fixed payments if you annuitize under certain terms and conditions of the rider. For a comparison of the significant differences between the two benefit riders, see Appendix K. For a detailed discussion of the GMIB and GMIB EXTRA, see “Guaranteed Minimum Income Benefit” and “Guaranteed Minimum Income Benefit EXTRA” below.

**	If you purchased your policy prior to January 12, 2007, the GMIB EXTRA is not available to you.

Guaranteed Minimum Income Benefit

General. If you are concerned that poor subaccount investment performance may adversely affect the annuity value on which your annuity payments will be based, we offer the optional GMIB rider for an additional charge. The GMIB provides you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB rider. If you elect the GMIB rider, you know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. You may never need to rely upon the GMIB rider, which should be viewed as a payment “floor.” You must annuitize under the terms and conditions of the GMIB rider to obtain any benefit from the GMIB. If you do not annuitize under the GMIB rider, the fees collected for this benefit will not be refunded even if you do not annuitize under this rider. There is a waiting period of 10 years from the policy date before you can annuitize under the GMIB rider. If you elect GMIB, you cannot elect any GMWB option or the GMIB EXTRA rider.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

For an example of the GMIB, please see Appendix F.

Because of the 10-year waiting period, you should not purchase the GMIB rider if you are over age 60 at issue and may need to annuitize the policy at age 70 1/2 to meet Required Minimum Distributions for IRAs, SEP IRAs, and tax sheltered annuities.

If you decide that you want the protection offered by the GMIB rider, you must elect it at issue. For payment of any GMIB benefit under a joint and survivor life annuity, you will be asked to designate a second person, referred to as the joint annuitant. You cannot elect the GMIB rider if the annuitant or joint annuitant is older than age 75 on the policy date. You may not cancel the GMIB rider once elected. The GMIB rider will terminate upon full surrender, annuitization (under the policy or GMIB rider), expiration of the last exercise period, death, or termination of the policy. The GMIB rider will also terminate if the annuitant or joint annuitant is changed and the new annuitant or joint annuitant was older than age 75 on the policy date. However, the GMIB rider will not terminate at death if an eligible spousal beneficiary continues the policy under the spousal beneficiary continuation option, unless the annuitant is also changed and the new annuitant was older than age 75 on the policy date. If there is a change of annuitant and the rider continues, the last exercise date may be reset to an earlier date. The GMIB rider currently may not be available in every state. Please see Appendix J.

Important Information About the GMIB Rider:

• We will not refund the GMIB charges, even if you do not annuitize under the GMIB rider.

• There is a 10-year waiting period before you can annuitize under the GMIB rider.

• You must elect the GMIB rider at issue.

• Once you elect the GMIB rider, you cannot cancel it.

• You cannot elect the GMIB rider if the annuitant or the joint annuitant (if any) are older than age 75 on the policy date.

•  If you elect the GMIB rider, we may in the future require you to use our quarterly rebalancing program and comply with investment allocation restrictions and guidelines. These restrictions and guidelines are further discussed later in this Prospectus. If you do not comply with the restrictions and guidelines within a certain timeframe, we may charge you more for the benefit.

How We Determine the Amount of Your Minimum Guaranteed Income. If you elect the GMIB rider, we determine the amount of minimum income available to you on the date you exercise the GMIB rider by applying the GMIB Base (less applicable premium taxes) to the GMIB Annuity Option Payout Rates (“GMIB rates”) for the annuity option you select.

The GMIB Base is only used to calculate the GMIB, and does not establish or guarantee an account value, cash value, minimum death benefit, or a minimum return for any subaccount.

Because the GMIB rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB rider guarantees may be less than the amount of income that would be provided by applying your annuity value to then-current annuity payout rates for the same annuity option. The payout rates may differ between the GMIB and the GMIB EXTRA. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB rider as a payment “floor.” Your amount of lifetime income, however, will not be less than it would be if we applied your annuity value on the exercise date to then-current annuity purchase rates for the same annuity option. Annuity payout rates depend on the sex (where permissible) and ages of the annuitant and any joint annuitant.

GMIB Base. The GMIB Base equals the greater of the GMIB MAV Base and the GMIB Roll-Up Base.

GMIB MAV Base. The GMIB MAV Base is equal to the greatest anniversary value. An anniversary value is equal to the policy value on the policy date and on each policy anniversary, increased by premium payments and decreased by “adjusted” withdrawals since the policy date or that anniversary.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) ÷ (b) where:

(a) = GMIB MAV Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

We will calculate an anniversary value on the policy date and on each policy anniversary thereafter through the earlier of the policy anniversary on or following the annuitant’s 80th birthday (or the joint annuitant’s 80th birthday if earlier) and the date you exercise your GMIB. Changes in the annuitant may cause the rider to terminate. If the rider continues in effect, changes in the annuitant will not increase the period of time used to determine anniversary values. At the time of the annuitant change, if as of the policy date a new annuitant was older than the annuitant whose age is then being used to determine anniversary values, and the period of time for calculating the anniversary values has not ended, then the limitation date used for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

GMIB Roll-Up Base. The GMIB Roll-Up Base equals the sum of GMIB Roll-Up Base A and GMIB Roll-Up Base B. Dividing the GMIB Roll-Up Base into these components allows us to apply different rates of interest to the GMIB Roll-Up Base associated with certain subaccounts (called “Restricted Subaccounts.”). The Restricted Subaccounts currently include the Ready Assets Government Liquidity Fund Subaccount, and the Eaton Vance Floating-Rate Subaccount.

For policy owners who purchased the policy on or after January 12, 2007:

GMIB Roll-Up Base A: GMIB Roll-Up Base A is equal to:

•

the initial premium on the policy date plus any subsequent premiums received before the earlier of the first withdrawal or the first quarterversary, allocated to the subaccounts other than the Restricted Subaccounts, with interest compounded daily from the policy date at an annual rate of 5%; plus

•

subsequent premiums received on or after the earlier of the first quarterversary or the first withdrawal, allocated to any subaccounts other than the Restricted Subaccounts, plus all amounts transferred into any subaccounts other than Restricted Subaccounts, with interest compounded daily from the policy anniversary on or following the effective date of each additional premium payment or transfer at an annual rate of 5%; less

•

all “adjusted” withdrawals (as defined in the box below) from, and all amounts transferred from, any subaccounts other than the Restricted Subaccounts, with interest compounded daily from the policy anniversary on or following the effective date of each withdrawal or transfer at an annual rate of 5%.

The GMIB Roll-Up Base A will not be less than zero.

For policy owners who purchased the policy prior to January 12, 2007:

The GMIB Roll-Up Base A is calculated as above, except that any subsequent premium payments you make after the initial premium, even if made before the earlier of the first quarterversary and the first withdrawal, will be credited at an annual rate of 5% interest only on or after the policy anniversary occurring after each such premium payment. That is, subsequent premiums are not considered “initial premium” for purposes of interest accrual.

“Adjusted” withdrawals: If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the policy year, including the amount of the requested withdrawal, is less than or equal to 5% times the GMIB Roll-Up Base A as of the beginning of the policy year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB Roll-Up Base A on a dollar-for-dollar basis.

If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% times the GMIB Roll-Up Base A as of the beginning of the policy year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMIB Roll-Up Base A and

(b) = the account value in all subaccounts other than the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

For policy owners who purchased the policy on or after January 12, 2007:

GMIB Roll-Up Base B: GMIB Roll-Up Base B is equal to:

•

the initial premium on the policy date plus any subsequent premiums received before the earlier of the first withdrawal or the first quarterversary, allocated to Restricted Subaccounts with interest compounded daily from the policy date at an annual rate of 3% plus

•

subsequent premiums received on or after the earlier of the first quarterversary or the first withdrawal, allocated to Restricted Subaccounts, plus all amounts transferred into Restricted Subaccounts, with interest compounded daily from the policy anniversary on or following the effective date of each additional premium payment or transfer at an annual rate of 3%; less

•

all “adjusted” withdrawals (as defined in the box below) from, and all amounts transferred from, Restricted Subaccounts, with interest compounded daily from the policy anniversary on or following the effective date of each withdrawal or transfer at an annual rate of 3%.

The GMIB Roll-Up Base B will not be less than zero.

For policy owners who purchased the policy prior to January 12, 2007:

The GMIB Roll-Up Base B is calculated as above, except that any subsequent premium payments you make after the initial premium, even if made before the earlier of the first quarterversary and the first withdrawal, will be credited at an annual rate of 3% interest only on or after the policy anniversary occurring after each such premium payment. That is, subsequent premiums are not considered “initial premium” for purposes of interest accrual.

“Adjusted” withdrawals: If the total of all withdrawals from Restricted Subaccounts during the policy year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMIB Roll-Up Base B as of the beginning of the policy year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB Roll-Up Base B on a dollar-for-dollar basis.

If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMIB Roll-Up Base B as of the beginning of the policy year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

(a) = GMIB Roll-Up Base B and

(b) = the account value in the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

GMIB Limitations. The period during which the interest will accrue for purposes of calculating the GMIB Roll-Up Base A or the GMIB Roll-Up Base B is limited. Interest accrues until the earliest of:

1.	The 20th policy anniversary;

2.	The policy anniversary on or following the annuitant’s 80th birthday (or the joint annuitant’s 80th birthday if earlier); or

3.	The date you exercise your GMIB.

If there is a change in annuitant and the GMIB continues, subsequent changes in annuitant will not increase the period of time used to determine interest. At the time of the annuitant change, if as of the policy date a new annuitant was older than the annuitant whose age is then being used to determine the period during which interest will accrue and the period of time for calculating such interest has not ended, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

For policy owners who purchased the policy on or after April 13, 2009:

Allocation Guidelines and Restrictions. We do not currently, but may in the future, impose certain allocation guidelines and restrictions. Under these allocation guidelines and restrictions, we may require policy owners with the GMIB rider, to allocate at least 25% but no more than 60% to subaccounts in the following investment categories: Large Cap, Mid Cap, Small Cap, International and Balanced (60% of the percentage allocated to any Balanced subaccount will count towards meeting the 25% minimum and 60% maximum allocation requirement to these investment categories). Additionally, no more than 40% of total allocations among the following investment categories is permissible: Small Cap, International, Alternative and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H.

We would also require policy owners with the GMIB rider to use the quarterly rebalancing feature. We will notify you at least 90 days in advance of the imposition of any such allocation guidelines and restrictions. If, at the end of this 90-day notice period, you have not complied with these allocation guidelines and restrictions, we will impose a higher charge for the GMIB for the duration of your policy, but in no event will this charge exceed the maximum charge shown in the “Fee Table.”

Please note: The changes described in the preceding two paragraphs do not apply to policies issued in Florida, New Jersey, Oregon, or Texas.

For policy owners who purchased the policy prior to April 13, 2009:

Allocation Guidelines and Restrictions. We do not currently, but may in the future, impose certain allocation guidelines and restrictions. Under these allocation guidelines and restrictions, we may require policy owners with the GMIB rider to allocate at least 40% but no more than 70% to subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories and no more than 40% of total allocations among the following investment categories: Small Cap, International, Alternative, and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H.

We would also require policy owners with the GMIB rider to use the quarterly rebalancing feature. We will notify you at least 90 days in advance of the imposition of any such allocation guidelines and restrictions. If, at the end of this 90-day notice period, you have not complied with these allocation guidelines and restrictions, we will impose a higher charge for the GMIB for the duration of your policy, but in no event will this charge exceed the maximum charge shown in the “Fee Table.”

Conditions for Electing to Receive Income Payments. You cannot exercise the GMIB until the expiration of the waiting period. The waiting period expires on the 10th policy anniversary. After the waiting period, you may only exercise the GMIB on a policy anniversary or within the 30 days immediately following that policy anniversary. The last timeframe within which you can exercise the GMIB begins at the policy anniversary on or following the 85th birthday of the oldest annuitant or joint annuitant named at any time under the GMIB rider and expires 30 days later. Because of the length of the waiting period combined with the latest permissible exercise date, we will not allow you to elect the GMIB rider if either the annuitant or joint annuitant is older than age 75 on the policy date.

If you annuitize your policy at any time other than during a permitted exercise period (even if necessary to meet federal minimum distribution requirements for IRAs or tax sheltered annuities), the GMIB is not available. For example, you cannot exercise the rider if you annuitize your policy twelve and one half years after you purchase the policy or seven years after you purchase the policy. You are not required to use the GMIB rider to receive annuity payments. However, we will not refund fees paid for the GMIB rider if you annuitize outside of the terms and conditions of the GMIB rider.

Available Annuity Options. The annuity options available when using the GMIB to receive your fixed income are limited to the following:

•	Life Annuity
•	Joint and Survivor Life Annuity
•	Life Annuity with Payments Guaranteed for 10 Years
•	Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years

If you select the Joint and Survivor Life Annuity or Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years, the designated second person is deemed to be the joint annuitant for purposes of the GMIB rider.

Change of Annuitant. If an annuitant or joint annuitant is changed and, as of the policy date, the new annuitant or joint annuitant was older than age 75, the GMIB rider will terminate. Otherwise, if the new annuitant’s or joint annuitant’s age on the policy date was older than the age of the oldest annuitant or joint annuitant currently being used to determine the GMIB, we will reset the last timeframe within which you can exercise the GMIB based on the new annuitant’s or joint annuitant’s age. If the recalculated last exercise date is earlier than the date of the change of annuitant, the GMIB rider will terminate. The policy does not permit two annuitants. However, you may designate a second person referred to as the joint annuitant for certain purposes solely under the GMIB and the GMWB riders. For the GMIB riders, the joint annuitant is a second person designated for payment of any GMIB under a joint and survivor life annuity. The joint annuitant does not have any rights under the policy or the rider.

Federal tax law requires that under an IRA, the owner must be the annuitant. These tax rules may limit your right to change the annuitant or joint annuitant, which you would otherwise have under the GMIB rider. Consult a tax advisor. If the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, all references to owner shall mean annuitant.

GMIB Charge. We deduct a charge for the GMIB rider that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – GMIB Charge.”)

Payment of the GMIB is subject to our financial strength and claims-paying ability.

For an example of the calculation of the GMIB, see Appendix F.

Guaranteed Minimum Income Benefit EXTRA*

General. In addition to the GMIB, we also offer the GMIB EXTRA, which is an enhanced version of the GMIB. As with the GMIB, you may choose to elect this option for an additional charge if you are concerned that poor subaccount investment performance may adversely affect the annuity value on which your annuity payments will be based. Also, as with the GMIB, if you decide you want the protection that GMIB EXTRA provides, you must elect it when your policy is issued. The GMIB EXTRA provides you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB EXTRA rider. If you elect the GMIB EXTRA rider, you know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. You may never need to rely upon the GMIB EXTRA rider, which should be viewed as a payment “floor.”

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

You must annuitize under the terms and conditions of the GMIB EXTRA rider to obtain any benefit from the rider. If you do not annuitize under the terms and conditions of the GMIB EXTRA rider, the charges collected for this benefit will not be refunded. There is an initial waiting period of 10 years from the policy date before you can annuitize under the GMIB EXTRA rider. If you elect the GMIB EXTRA rider, you cannot elect any GMWB option, or the GMIB rider. Furthermore, you cannot participate in the Dollar Cost Averaging Program.

Because of the 10-year waiting period, you should not purchase the GMIB EXTRA rider if you are over age 60 at issue and may need to annuitize the policy at age 70 1⁄2 to meet federal minimum distribution requirements for IRAs, SEP IRAs, and tax sheltered annuities.

Please note that while the GMIB and GMIB EXTRA serve the same general purpose, there are differences between the two options. Please read this section and the “Guaranteed Minimum Income Benefit” section carefully to decide if either of these options is right for you.

*	If you purchased your policy prior to January 12, 2007, the GMIB EXTRA is not available to you.

You cannot elect the GMIB EXTRA rider if you are younger than age 45 or older than age 70 (age 75 if you purchased your policy on or after June 23, 2008) on the policy date. Only spouses may be joint annuitants. If the owner is a natural person, then the annuitant must be the owner. The GMIB EXTRA rider is irrevocable– that is, you may not cancel the GMIB EXTRA rider once you elect it. The GMIB EXTRA rider will terminate upon full surrender, annuitization (under the policy or the GMIB EXTRA rider), expiration of the last exercise period, death, or termination of the policy. However, the GMIB EXTRA rider will not terminate at death if a spousal beneficiary (who is also a joint annuitant) elects to continue the policy under the spousal beneficiary continuation option or if an eligible spousal beneficiary (who is not a joint annuitant, but is at least age 45, but not over age 70 (age 75 if you purchased your policy on or after June 23, 2008) on the spousal continuation date) elects to continue the GMIB EXTRA rider as the sole owner/annuitant (provided the GMIB EXTRA rider is still available for sale at that time). The last exercise date and the last optional reset date will be recalculated based on the surviving spouse’s age on the spousal continuation date, if earlier. The GMIB EXTRA rider may not be available in every state. See Appendix J. Depending on when you purchased your policy, the GMIB EXTRA may vary (e.g., age limitations, payout rates, and certain percentage rates).

Important Information About the GMIB EXTRA Rider:

•  We will not refund the GMIB EXTRA charges, even if you do not annuitize under the GMIB EXTRA rider.

•  There is an initial 10-year waiting period before you can annuitize under the GMIB EXTRA rider. (If you choose to reset the GMIB EXTRA Roll-Up Base on a policy anniversary, a new 10-year waiting period begins.)

•  You must elect the GMIB EXTRA rider at policy issue.

•  Once you elect the GMIB EXTRA rider, you cannot cancel it.

•  You cannot elect the GMIB EXTRA rider if you are younger than age 45 or older than age 70 (age 75 if you purchased your policy on or after June 23, 2008).

•  If you elect the GMIB EXTRA rider, we require you to comply with allocation guidelines and restrictions.

How We Determine The Amount of Your Minimum Guaranteed Income. If you elect the GMIB EXTRA rider, we determine the amount of minimum income available to you on the date you exercise the GMIB EXTRA rider by applying the GMIB EXTRA Base (less applicable premium taxes) to the GMIB EXTRA Annuity Option Payout Rates (“GMIB EXTRA rates”) for the annuity option you select.

The GMIB EXTRA Base is only used to calculate the GMIB EXTRA guaranteed income payments, and does not establish or guarantee an account value, cash value, minimum death benefit, or a minimum return for any subaccount.

Because the GMIB EXTRA rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB EXTRA rider guarantees may be less than the amount of income that would be provided by applying your annuity value to then-current annuity payout rates for the same annuity option. The payout rates may differ between the GMIB and GMIB EXTRA and may differ depending on when you purchased your policy. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB EXTRA rider as a payment “floor.” Your amount of lifetime income, however, will not be less than it would be if we applied your annuity value on the exercise date to then-current annuity purchase rates for the same annuity option. Annuity payout rates depend on the sex (where permissible) and ages of the annuitant and any joint annuitant.

GMIB EXTRA Base. The GMIB EXTRA Base equals the greater of the GMIB EXTRA MAV Base and the GMIB EXTRA Roll-Up Base.

GMIB EXTRA MAV Base. The GMIB EXTRA MAV Base is equal to the greatest anniversary value. An anniversary value is equal to the policy value on the policy date and on each policy anniversary, increased by premium payments and decreased by “adjusted” withdrawals since the policy date or that anniversary.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a)/(b) where:

(a) = GMIB EXTRA MAV Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

We will calculate anniversary values until the earlier of:

•	the policy anniversary on or following the oldest annuitant’s 85th birthday; or

•	the date you exercise your GMIB EXTRA.

Changes in annuitant may cause the GMIB EXTRA rider to terminate. If the rider continues in effect, changes in annuitant will not increase the period of time used to determine anniversary values. At the time of the annuitant change, if as of the policy date a new annuitant was older than the annuitant whose age is then being used to determine anniversary values, and the period of time for calculating anniversary values has not ended, then the limitation date used for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

GMIB EXTRA Roll-Up Base: GMIB EXTRA Roll-Up Base is equal to:

•

the initial premium plus any subsequent premiums received before the earlier of the first withdrawal or the first quarterversary following the policy date with interest compounded daily from the policy date at an annual rate of 5% (6% if you purchased your policy on or after June 23, 2008); plus

•

all subsequent premiums received on or after the earlier of the first quarterversary or the first withdrawal following the policy date with interest compounded daily from the policy anniversary on or following the effective date of each additional premium payment at an annual rate of 5% (6% if you purchased your policy on or after June 23, 2008); less

•

all “adjusted” withdrawals (as defined in the box below) with interest compounded daily from the policy anniversary on or following the effective date of each withdrawal at an annual rate of 5% (6% if you purchased your policy on or after June 23, 2008).

The GMIB EXTRA Roll-Up Base will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals during the policy year, including the amount of the requested withdrawal, is less than or equal to 5% (6% if you purchased your policy on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base as of the beginning of the policy year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB EXTRA Roll-Up Base on a dollar-for-dollar basis.

If the total of all withdrawals, including the requested withdrawal, is greater than 5% (6% if you purchased your policy on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base as of the beginning of the policy year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor for the requested withdrawal is (a) divided by (b) where:

(a) = GMIB EXTRA Roll-Up Base and

(b) = the account value.

Both (a) and (b) are calculated immediately prior to such withdrawal.

Interest accrues until the earlier of:

•	the policy anniversary on or following the oldest annuitant’s 85th birthday; or

•	the date you exercise the GMIB EXTRA rider.

If there is a change of annuitant and the GMIB EXTRA rider continues, the period of time used to accrue interest will not increase. If the new annuitant is older than the previous annuitant, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

Required Minimum Distributions

Beginning in the year in which you reach age 70 1/2, provided that you have not begun annuity payments, we will send you a notice at the beginning of each calendar year advising you of the RMD amount for the policy. If the policy is owned by an IRA Account, SEP IRA Account or SIMPLE IRA Account, please note that the RMD amount for the policy will not be the full amount necessary to satisfy the RMD for the IRA Account, SEP IRA Account or SIMPLE IRA Account if the IRA Account, SEP IRA Account or SIMPLE IRA Account holds assets in addition to the policy. Special rules apply to withdrawals of the RMD amount for the policy only.

Because RMD requirements apply to calendar years, and cumulative withdrawals are determined based on policy years, you must notify us in writing if a particular withdrawal request is being made in order to satisfy your RMD. We will then determine whether the requested RMD withdrawal amount plus any withdrawals you have already taken during that policy year (together, “cumulative withdrawals”) exceeds 5% (6% if you purchased your policy on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base at the beginning of that policy year. If it does, your GMIB EXTRA Base will be adjusted as follows:

Cumulative withdrawals less than or equal to RMD for the policy:

If cumulative withdrawals for the policy year (including the requested RMD withdrawal) do not exceed the amount necessary to satisfy the RMD rules for the policy only, then to the extent withdrawals exceed 5% (6% if you purchased your policy on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base, effective at the beginning of the policy year, the adjustment factor for the requested RMD withdrawal is 1.0.

Consequently, we will reduce your GMIB EXTRA Base dollar-for-dollar in the amount of the RMD withdrawal.

Cumulative withdrawals greater than RMD for the policy:

If the total of all withdrawals during the policy year, including the requested RMD withdrawal, exceeds the amount necessary to satisfy the RMD rules for the policy only, the adjustment factor for the requested RMD withdrawal is
(a) divided by (b) where:

(a) = GMIB EXTRA Roll-Up Base, and

(b) = the account value

Both (a) and (b) are calculated immediately prior to such withdrawal.

For further information on RMDs, please see “Tax Information — Required Minimum Distributions.”

The imposition of the second — and more costly — adjustment factor to a withdrawal of the RMD amount for the policy may generally be avoided through careful timing of RMD withdrawals — e.g., by withdrawing only one calendar year’s RMD withdrawal amount for the policy during any policy year — and by requesting only the amount necessary, when added to other withdrawals made during a calendar year, to satisfy the RMD for the policy. Because the timing and the amount of the RMD withdrawal is critical, you should consult a tax adviser to help you determine the best time to request an RMD withdrawal.

For examples, please see Appendix N and Appendix O.

For policy owners who purchased the policy on or after April 13, 2009:

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 25% but no more than 60% to subaccounts in the following investment categories: Large Cap, Mid Cap, Small Cap, International and Balanced (60% of the percentage allocated to any Balanced subaccount will count towards meeting the 25% minimum and 60% maximum allocation requirement to these investment categories). Additionally, no more than 40% of total allocations among the following investment categories is permissible: Small Cap, International, Alternative and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H of this Prospectus.

Your total allocations must equal 100%. You may change your allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMIB EXTRA rider is in effect.

Please note: The changes described in the preceding two paragraphs do not apply to policies issued in Florida, New Jersey, Oregon, or Texas.

For policy owners who purchased the policy prior to April 13, 2009:

Allocation Guidelines and Restrictions. If you elect the GMIB EXTRA rider, you must participate in a quarterly Rebalancing Program in order to satisfy our Allocation Guidelines and Restrictions requirement. For both new and existing policies, we reserve the right to change these Allocation Guidelines and Restrictions or impose additional limitations on your ability to allocate to or make transfers among subaccounts.

The Rebalancing Program’s investment restrictions are generally designed to provide consistent returns by minimizing risk. In minimizing risk, however, such programs may also limit the potential for your account value to appreciate. If you were not subject to the Allocation Guidelines and Restrictions under this rider, it is possible that you could earn a higher rate of return on your account value. You should consult with your registered representative to assist you in determining whether these investment restrictions are suited for your financial needs and risk tolerance. For detailed information on the Rebalancing Program, see this section earlier in the prospectus.

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 40% but no more than 70% among subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories, and no more than 40% among subaccounts in the Small Cap, International, Alternative, and Money Market investment categories. The subaccounts currently available in these investment categories are listed in Appendix H of this Prospectus.

Your total allocations must equal 100%. You may change your premium allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMIB EXTRA rider is in effect.

Important Mechanics of the Rebalancing Program.

•	You must choose a quarterly rebalancing date, which can be any date from the 1st through the 28th day of a month.

•	Your first rebalancing date must be within 95 days from the policy date.

•	You must allocate any additional premiums in accordance with the subaccounts and percentages you have selected.

•

You may request to change your instructions while the GMIB EXTRA rider is in effect and/or to transfer among subaccounts provided that each request results in allocation of your account value that complies with the Allocation Guidelines and Restrictions.

•

If we tell you that a subaccount that you are invested in will close or be eliminated, you must provide new allocation instructions that comply with these guidelines and restrictions or the GMIB EXTRA rider will be terminated.

•	Only pro-rata withdrawal requests, affecting all subaccounts in which you are invested, will be permitted while the GMIB EXTRA rider is in effect.

Optional Reset. On each policy anniversary up to and including the policy anniversary on or following the oldest annuitant’s 75th birthday, you can request that the GMIB EXTRA Roll-Up Base be reset on such anniversary to equal the policy value, if higher. Your request must be by written notification to our Service Center and must be received no later than 30 days following such anniversary. Please note that by writing to our Service Center you may elect to receive automatic annual resets on each policy anniversary if the policy value on that policy anniversary exceeds the GMIB EXTRA Roll-Up Base. Automatic annual resets continue until the earlier of (a) the 7th policy anniversary or (b) the policy anniversary on or following the oldest annuitant’s 75th birthday. You have the right to opt out of receiving the automatic annual resets at anytime by submitting written notice to our Service Center. Each time the GMIB EXTRA Roll-Up Base resets to equal the current policy value, a new 10-year waiting period begins before you can exercise GMIB EXTRA.

Because of the 10-year waiting period, you should not reset the GMIB EXTRA Roll-Up Base if you are over age 60 and may need to annuitize the policy at age 70 1/2 to meet federal minimum distribution requirements for IRAs, SEP IRAs, and tax sheltered annuities.

Conditions For Electing To Receive Income Payments. You cannot exercise the GMIB EXTRA until the expiration of the waiting period. The waiting period expires on the 10th policy anniversary following the later of the policy date or the date of the last optional reset, if any. After the waiting period, you may exercise the GMIB EXTRA only on or during the 30 day period following each policy anniversary. The last timeframe during which you can exercise the GMIB EXTRA begins at the policy anniversary on or following the 85th birthday of the oldest annuitant named at any time under the GMIB EXTRA rider and expires 30 days later.

If you annuitize your policy at any time other than during a permitted exercise period (even if necessary to meet federal minimum distribution requirements for IRAs or tax sheltered annuities), the GMIB EXTRA is not available. For example, you cannot exercise the rider if you annuitize your policy 12 1/2 years after you purchase the policy or seven years after you purchase the policy. In addition, please note:

•

You are not required to use the GMIB EXTRA rider to receive annuity payments. However, we will not refund charges paid for the GMIB EXTRA rider even if you annuitize outside of the terms and conditions of the GMIB EXTRA rider.

•	The last exercise date and the last optional reset date will be recalculated based upon the surviving spouse’s age on the spousal continuation date, if earlier.

Available Annuity Options. The annuity options available when using the GMIB EXTRA to receive your fixed income are limited to the following:

•	Life Annuity

•	Joint and Survivor Life Annuity

•	Life Annuity with Payments Guaranteed for 10 Years

•	Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years

If you select the Joint and Survivor Life Annuity or the Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years, the designated person is deemed to be the joint annuitant for purposes of the GMIB EXTRA rider.

Change of Annuitant. In general, we will not permit a change of annuitant if as of the date of change, the new annuitant was younger than age 45 or older than age 70 (75 if you purchased your policy on or after June 23, 2008). If in the future the law requires us to permit such changes, the GMIB EXTRA rider will terminate. In addition, if the annuitant is changed to a spousal beneficiary who as of the spousal continuation date was younger than age 45, the GMIB EXTRA rider will terminate. If the recalculated last exercise date is earlier than the date of the change of annuitant, the GMIB EXTRA rider will terminate. The policy does not permit two annuitants. However, you may designate a second person referred to as the joint annuitant for certain purposes solely under the GMIB and the GMWB riders. For the GMIB riders, the joint annuitant is a second person designated for payment of any GMIB under a joint and survivor life annuity. The joint annuitant does not have any rights under the policy or the rider.

Federal tax law requires that under an IRA, the owner must be the annuitant. These tax rules may limit your right to change the annuitant or joint annuitant, which you would otherwise have under the GMIB EXTRA rider. Consult a tax advisor. If the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, all references to owner shall mean annuitant.

If there is a change of annuitant or an assignment of this policy (in jurisdictions where applicable), this rider will terminate unless the annuitant is changed under any of the circumstances described below:

1)

a spouse of the current annuitant is added as joint annuitant who is at least age 45, but not older than age 70 (75 if you purchased your policy on or after June 23, 2008) as of the effective date of the change;

2)	a spouse of the current annuitant is removed as a joint annuitant;

3)	as the result of the creation or termination of a trust, the life (or lives) upon which payment of the GMIB EXTRA is based has not changed.

Systematic Withdrawal Program. Effective June 23, 2008, under the Systematic Withdrawal Program, you may elect systematic withdrawals equal annually to 5% (6% if you purchased your policy on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of the policy year divided by the requested frequency of the systematic withdrawals. If you elect the Systematic Withdrawal Program during a policy year, the systematic withdrawals will equal 5% (6% if you purchased your policy on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of the policy year divided by the number of remaining systematic withdrawals in the policy year. In the following policy year, if the GMIB EXTRA Roll-Up Base increases or decreases, then we will automatically increase or decrease the systematic withdrawals to be equal to 5% (6% if you purchased your policy on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of that policy year divided by the requested frequency of the systematic withdrawals. If you take withdrawals outside the program during the policy year, we will decrease subsequent systematic withdrawals to equal the remaining systematic withdrawal amount divided by the number of systematic withdrawals remaining in the policy year. If you take withdrawals outside the program that cause the systematic withdrawals to be less than $40 then we will terminate the Systematic Withdrawal Program. We also reserve the right to terminate the Systematic Withdrawal Program if you take any withdrawals outside the program. All withdrawals, regardless of whether they are taken inside or outside of the Systematic Withdrawal Program, will reduce the GMIB EXTRA Roll-Up Base as described in the shaded box above entitled “Adjusted withdrawals.” For more information on the Systematic Withdrawal Program, see “Partial Withdrawals — Systematic Withdrawal Program.”

No Lapse Guarantee. If your account value is reduced to zero and the amount of your withdrawals has not exceeded 5% (6% if you purchased your policy on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base as of the beginning of that policy year, then the following will occur.

1)	An annuity date no earlier than the next policy anniversary will be set;

2)

the GMIB EXTRA Base less any applicable premium taxes as of such date will be applied to the GMIB EXTRA annuity option payout rates for the annuity option you select based on the age and sex (where permissible) of the annuitant(s); and

3)	all riders attached to the policy will terminate.

Any withdrawal which causes total withdrawals in any policy year to exceed 5% (6% if you purchased your policy on or after June 23, 2008) of the GMIB EXTRA Roll-Up Base will irrevocably terminate the No Lapse Guarantee.

If we determine that the RMD for your policy exceeds 5% (6% if you purchased your policy on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base at the beginning of the policy year, the No Lapse Guarantee will not terminate as a result, provided we determine that your GMIB EXTRA Roll-Up Base will be reduced dollar-for-dollar. (See “Required Minimum Distributions.”)

Please note that while the No Lapse Guarantee is in effect, the following provisions of your policy are waived:

•  The inactive policy provision which is discussed under “Inactive policy” in this Prospectus.

•  The minimum surrender value that is discussed under “Partial Withdrawals” in this Prospectus. However, this provision is not waived for a partial withdrawal that causes the No Lapse Guarantee to be terminated.

GMIB EXTRA Charge. We deduct a charge for the GMIB EXTRA rider that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – GMIB Charge.”)

Payment of the GMIB EXTRA is subject to our financial strength and claims-paying ability.

For an example of the GMIB EXTRA, please see Appendix F.

Guaranteed Minimum Withdrawal Benefit

The Guaranteed Minimum Withdrawal Benefit is no longer available for purchase. If you previously purchased the Guaranteed Minimum Withdrawal Benefit, your benefits will remain the same. However, if you have previously purchased the Guaranteed Minimum Withdrawal Benefit and have since terminated or terminate at any time in the future, you may no longer elect to purchase it again.

General

If you are concerned that poor subaccount investment performance may adversely impact the amount of money you can withdraw from your policy and/or that you may live substantially longer than expected, and outlive your account value, you may purchase the GMWB on a single life (“Single Life”) basis or on a joint life (“Joint Life”) basis. For an additional charge, the Single Life and Joint Life*riders are available to new purchasers at policy issue only, subject to state availability. Throughout this Prospectus, the Single Life and Joint Life riders will be collectively referred to as “GMWB.” If you elected the GMWB, during your lifetime you can take minimum annual withdrawals and payments from us, if necessary, regardless of your account value each policy year up to a specified amount, referred to as the Guaranteed Lifetime Amount. This means if your account value is depleted at any time while the GMWB is in effect, we guarantee that we will make payments to you equal to the Guaranteed Lifetime Amount over your life (and your spouse’s life, if you select the Joint Life rider), subject to certain conditions and restrictions. If you elect the GMWB rider you cannot elect GMIB or GMIB EXTRA.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

*	If you purchased your policy prior to January 12, 2007, only the Joint Life version of the GMWB was available.

You should not elect a GMWB if:

•	you plan to take withdrawals in excess of the Guaranteed Lifetime Amount because such excess withdrawals may significantly reduce or eliminate the value of the benefit;

•	you are interested in long-term accumulation rather than current payments and are not interested in the protection the benefit provides; or

•	you are using the policy to fund a roll-over tax sheltered annuity where withdrawal restrictions will apply.

The GMWB riders may not be available in every state; please see Appendix J. Depending on when you purchased your policy, the GMWB version may vary. See Appendix M.

Under the Joint Life rider, lifetime withdrawals and payments from us, if necessary, are guaranteed for your life and the life of the joint annuitant. Under the Single Life rider, lifetime withdrawals and payments from us, if necessary, are guaranteed only for your life. Also, please note that if you purchased your policy on or after January 12, 2007, adding a new joint annuitant under the Joint Life rider resets the GMWB Base to the current account value, if lower. The most significant difference between the Single Life rider and the Joint Life rider, in addition to whether lifetime withdrawals and payments from us, if necessary, may be provided over one or two lives, is that under the Single Life rider, joint annuitants are not permitted; whereas under the Joint Life rider, joint annuitants are permitted, but they must be spouses. Differences between the Single Life and the Joint Life riders are set forth in Appendix L.

What is the GMWB?

The GMWBs are optional riders that permit you to receive annual minimum withdrawals and payments from us, if necessary, regardless of your account value during your lifetime (or until the second annuitant’s death if there is a joint annuitant). There is an additional charge for this rider.

Important Information About the GMWB Rider:

•  If you do not choose to take withdrawals and/or do not receive lifetime payments while this rider is in effect, we will not refund the GMWB charges. If you do receive lifetime payments under your rider, there is a risk that the total amount of the lifetime payments you receive will not exceed the GMWB charges you have paid.

•  If you make withdrawals from your policy while the rider is in effect, those withdrawals are made from your own account value. We are only required to start using our own money to make lifetime payments to you when and if your account value is reduced to zero (for any reason other than due to an excess withdrawal).

•  We have designed the rider to protect you from outliving your account value. If the rider is terminated or you (and your spouse, if you select the Joint Life rider) die before your account value is reduced to zero, neither you nor your estate will receive any lifetime payments from us, nor will the rider provide for any cash value build-up to provide lifetime payments.

•  We limit your withdrawals to the Guaranteed Lifetime Amount each policy year and impose certain investment allocation guidelines and restrictions in order to minimize the risk that your account value will be reduced to zero before your (or your spouse’s) death. Accordingly, a significant risk against which the rider protects — that your account value will be reduced to zero (other than due to an excess withdrawal) while you are still alive — may be minimal. Thus, these restrictions also significantly reduce the likelihood that we will make any lifetime payments to you under the rider. In fact, if your policy’s investment performance over time is sufficient to generate gains that can sustain periodic withdrawals equal to or greater than the Guaranteed Lifetime Amount, then your account value will never be reduced to zero and we will never make lifetime payments to you.

•  For purposes of the Joint Life GMWB, if you have designated your spouse as your sole primary beneficiary, you may also designate your spouse as a second person whose life will be used to determine benefits under the GMWB rider, referred to as the “joint annuitant.” The joint annuitant does not have any rights under the policy or the rider.

•  You (and your joint annuitant, if any) must be at least 60 years old (if you purchased your policy prior to January 11, 2008) or 55 years old (if you purchased your policy on or after January 11, 2008, but before June 23, 2008) and not more than 80 years old when you elected the GMWB rider (there is no minimum age requirement if you purchased your policy on or after June 23, 2008).

•  If you elected either GMWB, certain investment allocation guidelines and restrictions apply, including participating in a Quarterly Rebalancing Program. These restrictions and guidelines are further discussed later in this Prospectus.

•  For both new and existing policies, you may elect either a GMWB or a GMIB, but not both optional benefits.

•  Please note that all withdrawals – even withdrawals made while the GMWB is in effect – reduce your account value and death benefit.

•  We will not accept additional premium payments after you take your first withdrawal after the GMWB Effective Date.

•  If you are under age 59 1⁄2, withdrawals under tax sheltered annuities are restricted. Generally, you should not purchase a GMWB rider under a tax sheltered annuity if you are younger than age 59 1/2 unless an exception to the withdrawal restriction applies. You should consult a tax adviser.

•  Federal tax law requires that if the owner is an individual natural person, then the owner also must be the annuitant. These tax rules may limit your right to change the annuitant or joint annuitant, which you would otherwise have under the GMWB rider. Changing an annuitant may have tax consequences. If the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, all references to owner shall mean annuitant and the age of the annuitant (and the age of the joint annuitant, if applicable) will be used. Joint annuitants may only be spouses.

•  If you elected the GMWB, you may not elect and/or continue the Dollar Cost Averaging Program discussed earlier in this Prospectus.

You should consult with your tax and financial professionals before purchasing the GMWB rider to determine whether the rider is suitable for you.

Important Term: The GMWB Effective Date is the date the GMWB rider becomes effective.

When May I Take Withdrawals?

If you elected the GMWB rider, any withdrawal will be subject to the terms of the GMWB rider. This means that any withdrawal amount (including the “free withdrawal amount”), if greater than the Guaranteed Lifetime Amount, will also reduce your GMWB Base as well as your account value. The “free withdrawal amount” is discussed earlier in this Prospectus.

In order to make withdrawals and still maintain the rider’s guarantee, you may request to withdraw up to the Guaranteed Lifetime Amount each policy year on or after the GMWB Effective Date. You should note that as long as you have made no withdrawals, the GMWB Base (and therefore the Guaranteed Lifetime Amount) can increase due to: (a) positive investment performance for ten years after the GMWB Effective Date (or, if you purchased your policy on or after January 12, 2007, for the life of the rider regardless of whether you take withdrawals); or (b) any roll-ups (for up to five policy years if you purchased your policy on or after January 12, 2007, but before June 23, 2008 or up to ten policy years if you purchased your policy on or after June 23, 2008). See definitions of “Lifetime Income Percentage” and “GMWB Base” below, to learn how your Guaranteed Lifetime Amount can increase.

What is the Guaranteed Lifetime Amount?

We determine your Guaranteed Lifetime Amount by multiplying the GMWB Base by a percentage based on age at the time of your first withdrawal on or after the GMWB Effective Date. This rate is called a Lifetime Income Percentage.

Lifetime Income Percentage X GMWB Base = Guaranteed Lifetime Amount

More specifically, we determine the initial Lifetime Income Percentage based on your age band (or the age band of the younger annuitant if there are joint annuitants) on the date of the first withdrawal on or after the GMWB Effective Date in accordance with the following chart. We will also re-determine, and if appropriate, step-up your Lifetime Income Percentage, based upon your age band (or the age band of the younger annuitant if there are joint annuitants) on any policy anniversary (on any third policy anniversary, if you purchased your policy prior to September 1, 2006), if we are increasing your GMWB Base to equal your policy value on such anniversary. (See “Automatic Step-Up” later in this section.)

If you purchased your GMWB Rider prior to January 11, 2008, the following table applies:

Age Band of (Younger) Annuitant at First Withdrawal or at Spousal Continuation	Lifetime Income Percentage
60-64	4.5%
65-69	5.0%
70-74	5.5%
75-79	6.0%
80+	7.0%

If you purchased your GMWB Rider on or after January 11, 2008, but before June 23, 2008, the following table applies:

Age Band of (Younger) Annuitant at First Withdrawal or at Spousal Continuation	Lifetime Income Percentage
55-59	4.0%
60-69	5.0%
70-79	6.0%
80+	7.0%

If you purchased your GMWB Rider on or after June 23, 2008, the following table applies:

Age Band of (Younger) Annuitant at First Withdrawal or at Spousal Continuation	Lifetime Income Percentage
0-54	0.0%
55-59	4.0%
60-69	5.0%
70-79	6.0%
80+	7.0%

Please note that any withdrawals you take before age 59 1/2 may also be subject to a 10% federal penalty tax.

If you elected the Single Life rider, annuitant changes are not permitted except upon spousal continuation. (See “Spousal Continuation” below.)

If you elected the Joint Life rider and later add a new joint annuitant, the GMWB Base is reset to the current account value, if lower, except upon spousal continuation (See “Spousal Continuation” below). However, if you purchased your policy prior to January 12, 2007, your GMWB Base will not be reset. The Lifetime Income Percentage may change based on the younger spouse’s age band or on the surviving spouse’s age band on the spousal continuation date. If a joint annuitant spouse is removed then the GMWB Base remains unchanged; however, if withdrawals were taken, the Lifetime Income Percentage may change based on the remaining annuitant’s age band on the date of the change. Any change in the GMWB Base or the Lifetime Income Percentage will also change the Guaranteed Lifetime Amount.

Example: To help understand how we calculate the Guaranteed Lifetime Amount, assume that you are age 65 and purchase an L Class policy with the Joint Life GMWB rider with an initial premium of $100,000. Also assume that you purchased your policy on or after June 23, 2008. You do not make any additional premium payments and take your first withdrawal on the fifth policy anniversary. The Lifetime Income Percentage locks in at 6.0% since you are age 70 at the time of the first withdrawal. If your GMWB Base equals $140,000 at such time, then the Guaranteed Lifetime Amount will equal $7,700 ($140,000 X .06). If you add your spouse as a co-owner, age 66, on the next policy anniversary and the policy value is $120,000; then your Lifetime Income Percentage will be reduced to 5.0%, since your spouse was age 66 at the time of the change and your GMWB Base will be reset to $120,000. Consequently your Guaranteed Lifetime Amount will equal $6,000 ($120,000 X .05).

Important Note: If you purchased your policy on or after June 23, 2008 and you take your first withdrawal before the owner (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) reaches age 55, we will automatically redetermine the Lifetime Income Percentage on the policy anniversary on or following the owner/annuitant’s 55th birthday. Furthermore, any withdrawal taken prior to the anniversary following the younger owner’s 55th birthday will be treated as an Excess Withdrawal.

What if I Withdraw Less Than the Guaranteed Lifetime Amount Each Year?

You may take withdrawals equal to or less than the Guaranteed Lifetime Amount during each policy year. If you choose to receive only a part of, or none of, your Guaranteed Lifetime Amount in any given policy year, you should be aware that your guaranteed minimum withdrawals are not cumulative. You cannot carry over any unused guaranteed minimum withdrawals to any future policy years. The following example is helpful to understand this concept:

Example: If your Guaranteed Lifetime Amount is $1,500 and you withdraw $1,000 during (the current) policy year, your Guaranteed Lifetime Amount will not increase the next policy year by the $500 you did not withdraw in the current policy year.

We do not impose a surrender charge on withdrawals up to the Guaranteed Lifetime Amount each policy year.

What If I Withdraw More Than the Guaranteed Lifetime Amount in a policy Year?

Each policy year, you may withdraw more than the Guaranteed Lifetime Amount in effect at the time of the withdrawal request. We refer to the portion of any withdrawal that causes cumulative withdrawals in a given year to exceed the Guaranteed Lifetime Amount as an “excess withdrawal.” An excess withdrawal could significantly reduce your GMWB Base and thereby reduce the amount of your future Guaranteed Lifetime Amount.

If cumulative withdrawals in a policy year have already exceeded the Guaranteed Lifetime Amount in effect at the time of a withdrawal request, then the entire amount of that withdrawal will be treated as an excess withdrawal.

Important: Excess withdrawals will reduce your GMWB Base and may do so by substantially more than the actual amount of the excess withdrawal. Excess withdrawals will also reduce your Guaranteed Lifetime Amount. You must carefully manage your withdrawals if you elect the GMWB rider. Due to the long-term nature of the rider’s guarantee, there is a risk that you may need funds in excess of your Guaranteed Lifetime Amount, and that if you do not have other sources of income available, you may need to make withdrawals that will reduce or even eliminate the amount of any lifetime payments you may receive under your rider. If you believe you may need to make excess withdrawals, you should have other sources of liquidity to avoid having to do so; otherwise, the rider may not be appropriate for you.

What is the GMWB Base?

As noted above, the GMWB Base is used to calculate the Guaranteed Lifetime Amount and determine the GMWB charge. This is important because when the GMWB Base increases, the Guaranteed Lifetime Amount and the GMWB charge also increase.

If you purchased your policy before January 12, 2007, prior to your first withdrawal (for up to ten years after the GMWB Effective Date), your GMWB Base will equal your GMWB Maximum Anniversary Value (“MAV”) Base. If you purchased your policy on or after January 12, 2007, your GMWB Base will equal the greater of your GMWB MAV Base and your GMWB Roll-Up Base. Below is a brief summary of how the GMWB Base may vary depending on the date that you purchased your policy.

If you purchased your policy prior to September 1, 2006:

•	Prior to your first withdrawal, for up to ten years after the GMWB Effective Date, your GMWB Base equals your GMWB MAV Base. We will not continue to calculate anniversary values after ten years.

•

After your first withdrawal, on or after the GMWB Effective Date, we will step up your GMWB Base to equal your policy value, if higher, every third policy anniversary. This will also apply even if you take your first withdrawal after ten years following the GMWB Effective Date.

If you purchased your policy on or after September 1, 2006, but prior to January 12, 2007:

•	Prior to your first withdrawal, for up to ten years after the GMWB Effective Date, your GMWB Base equals your GMWB MAV Base. We will not continue to calculate anniversary values after ten years.

•

After your first withdrawal, on or after the GMWB Effective Date, we will step up your GMWB Base to equal your policy value, if higher, on each policy anniversary. This will also apply even if you take your first withdrawal after ten years following the GMWB Effective Date.

If you purchased your policy on or after January 12, 2007, but prior to June 23, 2008:

•

Prior to your first withdrawal, your GMWB Base equals the greater of your GMWB MAV Base and your GMWB Roll-Up Base. We will calculate an anniversary value on the GMWB Effective Date and on each subsequent policy anniversary; therefore, your GMWB MAV Base can increase each year for the life of the rider. In addition, your GMWB Roll-Up Base can increase through the 5% Roll-Up and any Automatic Roll-Up Resets for up to five policy years.

•

After your first withdrawal, on or after the GMWB Effective Date, the GMWB Base may only be increased through automatic step-ups on each policy anniversary. The GMWB Base will be reset to equal your policy value, if higher.

If you purchased your policy on or after June 23, 2008:

•

Prior to your first withdrawal, your GMWB Base equals the greater of your GMWB MAV Base (the calculation of which includes the highest policy value on the policy anniversary and any of the preceding eleven monthaversaries) and your GMWB Roll-Up Base. We will calculate an anniversary value on the GMWB Effective Date and on each subsequent policy anniversary; therefore, your GMWB MAV Base can increase each year for the life of the rider. In addition, your GMWB Roll-Up Base can increase through the 5% Roll-Up and any Automatic Roll-Up Resets for up to ten policy years.

•

After your first withdrawal, on or after the GMWB Effective Date, if you have not taken an Excess Withdrawal or changed an annuitant during the policy year, the GMWB Base may be increased through automatic step-ups on each policy anniversary. The GMWB Base will be reset to equal the greater of (a) the policy value or (b) the highest monthaversary policy value since the last policy anniversary, if such value is higher than the GMWB Base.

•

After your first withdrawal, on or after the GMWB Effective Date, if you have taken an Excess Withdrawal or changed an annuitant during the policy year, the GMWB Base may be increased through automatic step-ups on each policy anniversary. The GMWB Base will be reset to equal your account value, if higher.

Important: You should carefully consider when to begin taking withdrawals if you have elected the GMWB. If you begin taking withdrawals too soon, you may limit the value of the GMWB. For example, you will not be able to increase your GMWB Base by making additional premium payments (if you purchased your policy prior to September 1, 2006, your potential for increases through step-ups will be limited to every third policy anniversary). If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

No additional premiums can be paid after the date of your first withdrawal on or after the GMWB Effective Date.

Important: The GMWB Base is used only to calculate the Guaranteed Lifetime Amount and the GMWB Charge, it is not available for withdrawal, and does not establish or guarantee an account value, surrender value, minimum death benefit, or a minimum return for any subaccount.

When and How is the GMWB Base Calculated?	Calculation of your GMWB Base depends on when you make your first withdrawal. There are three distinct time periods that are important to consider:

(1) On the GMWB Effective Date	For policy owners who purchased the policy before January 12, 2007: If the GMWB Effective Date is the policy date, the GMWB Base equals the initial premium. If the GMWB Effective Date is not the policy date, the GMWB Base equals the policy value on the GMWB Effective Date.

For policy owners who purchased the policy on or after January 12, 2007: If the GMWB Effective Date is the policy date, the GMWB Base equals the initial premium plus any additional premiums paid prior to the first quarterversary. If the GMWB Effective Date is not the policy date, the GMWB Base equals the policy value on the GMWB Effective Date.

(2) Prior to the First Withdrawal	For policy owners who purchased the policy on or after January 12, 2007: Prior to the first withdrawal after the GMWB Effective Date, the GMWB Base equals the greater of the GMWB MAV Base and the GMWB Roll-Up Base.

For policy owners who purchased the policy before January 12, 2007: Prior to the first withdrawal until ten years after the GMWB Effective Date, the GMWB Base equals the GMWB MAV Base.

GMWB MAV Base: If you purchased your policy prior to June 23, 2008, the GMWB MAV Base equals the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where:
(a) is the GMWB Base on the GMWB Effective Date, or is the policy value, on each policy anniversary thereafter; and

(b) is the sum of all additional premiums since the last policy anniversary.

If you purchased your policy on or after June 23, 2008, the GMWB MAV Base is equal to the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where:

(a) is the GMWB Base on the GMWB Effective Date and, on each policy anniversary thereafter, is the highest policy value on such anniversary or on any of the preceding eleven monthaversaries; and

(b) is the sum of all additional premiums since the date of the highest policy value used in the anniversary value calculation.

If you purchased your policy prior to January 12, 2007, as long as the rider is in effect, we will calculate an anniversary value on the GMWB Effective Date and on each policy anniversary thereafter through the earlier of the date you take your first withdrawal (on or after the GMWB Effective Date) and the 10th policy anniversary following the GMWB Effective Date. If you purchased your policy on or after January 12, 2007, there is no ten-year limitation.

No additional anniversary values will be calculated thereafter for purposes of determining the GMWB MAV Base.

GMWB Roll-Up Base: The GMWB Roll-Up Base equals

•  the GMWB Base on the later of the GMWB effective date plus additional premiums paid prior to the first quarterversary or the date of the most recent Automatic Roll-Up reset with interest compounded daily at an annual rate of 5%: plus

•  all additional premiums (other than additional premiums paid prior to the first Quarterversary after the policy Date) paid following the later of the GMWB effective date or the date of the most recent Automatic Roll-Up Reset with interest compounded daily from the effective date of each additional premium at an annual rate of 5%.

The period during which interest will accrue for purposes of calculating the GMWB Roll-Up Base is limited. Interest accrues until the earlier of:

• the date of your first withdrawal on or after the GMWB Effective Date; or

•  the fifth policy anniversary if you purchased your policy on or after January 12, 2007 but prior to June 23, 2008 following the later of the GMWB Effective Date or the most recent Automatic Roll-Up Reset or the tenth policy anniversary following the GMWB Effective Date (if you purchased your policy on or after June 23, 2008).

Automatic Roll-Up Reset. If you purchased your policy on or after January 12, 2007, but prior to June 23, 2008 on each of the first five policy anniversaries after the GMWB Effective Date, the GMWB Roll-Up Base will automatically reset to the policy value, if greater. The 5-year period restarts following the Automatic Roll-Up Reset.

If you purchased your policy on or after June 23, 2008, on each of the first ten policy anniversaries after the GMWB Effective Date and prior to your first withdrawal, we will automatically reset the GMWB Roll-Up Base to equal the greater of the current GMWB Roll-Up Base or the GMWB MAV Base on such policy anniversary. The 10-year period does not restart following the Automatic Roll-Up Reset.

(3) On and After the First Withdrawal	If you have not exceeded the Guaranteed Lifetime Amount during a policy year, the GMWB Base does not change. It equals the GMWB Base immediately prior to a withdrawal. However, the GMWB Base on and after any excess withdrawal will equal the lesser of:

(a) the GMWB Base immediately prior to such withdrawal less the Adjusted Excess Withdrawal; and

Adjusted Excess Withdrawal = Excess Withdrawal X GMWB Base/Account Value, where both the GMWB Base and the Account Value are determined immediately prior to such Excess Withdrawal.

(b) the account value after the Excess Withdrawal.

Please note that if the first withdrawal occurs on a policy anniversary, the GMWB Base immediately prior to such withdrawal will be adjusted to reflect the anniversary value (if higher) on that date prior to the withdrawal.

Automatic Step-Up

•  If you purchased your policy prior to September 1, 2006, on each third policy anniversary after the first withdrawal, if the policy value is higher than the GMWB Base, we will increase or “step-up” the GMWB Base to equal such value.

•  If you purchased your policy on or after September 1, 2006, but before June 23, 2008, on each policy anniversary after the first withdrawal, if the policy value is higher than the GMWB Base, we will increase or “step-up” the GMWB Base to equal such value.

•  If you purchased your policy on or after June 23, 2008 and you have not taken an Excess Withdrawal or changed an annuitant during the policy year, then on each policy anniversary after the first withdrawal, we will increase or “step-up” the GMWB Base to equal the greater of (a) the policy value or (b) the highest monthaversary policy value since the last policy anniversary, if such value is higher than the GMWB Base.

•  If you purchased your policy on or after June 23, 2008 and you have taken an Excess Withdrawal or changed an annuitant during the policy year, then on the subsequent anniversary to the Excess Withdrawal, we will increase or “step-up” the GMWB Base to equal the policy value, if it is higher than the GMWB Base.

The GMWB charge percentage will not change as a result of any step-up.

Please note that if your GMWB Base increases, there will be a corresponding increase to the charge imposed for this optional feature, as the charge is calculated as a percentage of the GMWB Base.

What is the Income Enhancement Benefit?

If you purchased your policy on or after June 23, 2008, you may elect the Income Enhancement Benefit for an extra charge. The Income Enhancement Benefit provides that after a one-year waiting period (the “Waiting Period”), if you or your spouse, if you selected the Joint Life rider (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) are confined to a hospital or nursing home due to a medical necessity for 180 of the last 365 days (the “Confinement Period”), we will double your Lifetime Income Percentage.

Important Information About the Income Enhancement Benefit:

•  The Income Enhancement Benefit may only be elected with the GMWB.

•  You cannot elect the Income Enhancement Benefit if you are already confined in a hospital or nursing care facility.

•  There is an additional charge for this benefit and it must be elected on the GMWB Effective Date.

•  There is a one-year waiting period from the GMWB Effective Date.

•  You or your spouse, if you selected the Joint Life rider must be confined at least 180 of the last 365 days.

•  If you or your spouse, if you selected the Joint Life rider leave the nursing home or hospital, we will revert the Lifetime Income Percentage back to the standard rate that is listed in the applicable Lifetime Income Percentage table.

•  You must submit appropriate paperwork and provide proof of confinement each policy year.

If you or your spouse, if you selected the Joint Life rider (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) are confined in a hospital or nursing facility due to a medical necessity for the Confinement Period and you have satisfied the Waiting Period (the Confinement Period and the Waiting Period are not required to occur consecutively), then we will double the Lifetime Income Percentage until the anniversary following the date you or your spouse, if you selected the Joint Life rider (or the annuitant, if the owner is an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account) are no longer confined.

Example: To help you understand the Income Enhancement Benefit, assume that you purchased your policy on or after June 23, 2008 and the first withdrawal was taken at age 72 and the applicable Lifetime Income Percentage is 6.0%. If you have satisfied the Waiting Period and have been confined in a hospital or nursing facility due to a medical condition for the Confinement Period, then the Lifetime Income Percentage will be increased to 12.0%.

Please note that any withdrawals you take before age 59 1/2 may also be subject to a 10% federal penalty tax.

The key terms under the Income Enhancement Benefit are defined as follows:

•

Hospital: An institution which: 1) is operated pursuant to the laws of the jurisdiction in which it is located; and 2) operates primarily for the care and treatment of sick and injured persons on an inpatient basis; and 3) provides 24-hour nursing service by or under the supervision of registered graduate professional nurses; and 4) is supervised by a staff of one or more licensed physicians; and 5) has medical, surgical and diagnostic facilities or access to such facilities.

•

Nursing Facility: A facility, or that part of a facility, which: 1) is licensed to operate pursuant to the laws and regulations of the state in which it is located as a nursing facility or an Alzheimer’s disease facility; and 2) provides care prescribed by a physician and performed or supervised by a registered graduate nurse, in addition to room and board accommodations, 24-hour nursing services, 7 days a week by an on-site registered nurse and related services on a continuing inpatient basis; and 3) has a planned program of policies and procedures developed with the advice of, and periodically reviewed by, at least one physician; and 4) maintains a clinical record of each patient. A nursing facility may be either a freestanding facility or a distinct part of a facility such as a ward, wing, unit, or swing bed of a hospital or other institution. If the facility complex to which an insured person is confined consists of wards, wings, floors, units, or swing-beds, the area of the facility in which such insured person is confined must be licensed as a nursing facility and the insured person’s assigned bed must be included as a part of such license.

The term “Nursing Facility” does not include, for example: 1) a hospital (except as provided above); 2) a rehabilitation hospital; 3) a place which is primarily for treatment of mental or nervous disorders, drug addiction, or alcoholism; 4) a home for the aged; 5) a rest home, community living center, or a place that provides domestic, resident, retirement or educational care; 6) assisted living facilities; 7) personal care homes; 8) residential care facilities; 9) adult foster care facilities; 10) congregate care facilities; 11) family and group assisted living facilities; 12) personal care boarding homes; 13) domiciliary care homes; 14) basic care facilities; or 15) similar facilities.

•

Medical Necessity: Confinement prescribed by a physician based on the individual’s inability to sustain himself or herself outside of a hospital or nursing facility due to physical or cognitive ailments.

•	Physician: A doctor of medicine or doctor of osteopathy, who is licensed as such and is operating within the scope of the license.

Please note that we require confirmation of confinement while you receive benefits under the Income Enhancement Benefit. Confirmation of confinement that you provide must be deemed satisfactory to us. Once you are no longer confined, the Lifetime Income Percentage will revert back to the applicable Lifetime Income Percentage listed in the applicable Lifetime Income Percentage table. Once confinement ends, you may requalify by satisfying the Income Enhancement Benefit requirements. You cannot elect the Income Enhancement Benefit if the qualifying person or persons is/are already confined in a hospital or nursing facility.

Important: It is possible that the increased payment amounts provided under the Income Enhancement Benefit could cause you to violate RMD rules. You should consult a tax adviser with respect to your own individual circumstances before purchasing the Income Enhancement Benefit.

Important: If you are an employed participant in a tax sheltered annuity plan, you may not be able to take advantage of the Income Enhancement Benefit before age 59 1/2 unless you also meet one of the exceptions to the pre-age 59 1/2 withdrawal restrictions.

Are Surrender Charges Applicable to Excess Withdrawals?

As noted above, we do not impose surrender charges on cumulative withdrawals in any given policy year, up to the Guaranteed Lifetime Amount. However, such withdrawals are counted toward the free withdrawal amount for purposes of calculating the surrender charge, if any, applicable to excess withdrawals. Please refer to the explanation of how the free withdrawal amount is calculated under “Partial Withdrawals,” earlier in this Prospectus. A surrender charge will apply if the excess withdrawal is attributable to premiums that are still subject to a surrender charge under your policy. (See “Charges, Deductions, and Credits – Surrender Charge” and “Charges, Deductions, and Credits – How the Surrender Charge Works” later in this Prospectus for a discussion of how surrender charges are calculated.)

Is a Minimum Surrender Value Required After a Partial Withdrawal?

While the GMWB rider is in effect, we will not require a minimum surrender value after a partial withdrawal, provided the partial withdrawal is not an excess withdrawal. If an excess withdrawal would reduce the account value below $5,000, we will either deny the request or terminate the policy.

May I Cancel the GMWB Rider?

You may cancel the GMWB rider on each fifth policy anniversary (each third policy anniversary, if you purchased your policy before January 12, 2007) after the policy date. You must notify our Service Center in writing at least three days but no more than 90 days prior to each such date for your cancellation to be effective on that third or fifth policy anniversary (as applicable). You may not re-elect the GMWB rider after cancellation.

When Will the GMWB Rider Terminate?

The GMWB rider will terminate upon the earliest of:

•	full surrender;

•	a withdrawal that reduces the GMWB Base to zero;

•	annuitization (under the policy);

•	death of owner (if a natural person) if the policy is not continued by an eligible spouse under the Spousal Beneficiary Continuation Option;

•	death of annuitant (if owner is custodial IRA Account) if not continued under Spousal Beneficiary Continuation Option;

•	termination of the policy;

•	establishment of an annuity date when your account value is reduced to zero, even if your GMWB Base is greater than zero; as described in “What if My Account Value Reaches Zero?” below;

•	following a divorce, the date of death of the joint annuitant if such death occurs before we receive notice of the divorce and the account value is greater than zero; or

•	cancellation of the GMWB rider.

All charges for this benefit will cease upon policy termination. While the GMWB rider is in effect, we will not terminate any policy that qualifies for termination due to inactivity. (See “Features and Benefits of the policy – Inactive policies” in your Prospectus.)

What if My Account Value Reaches Zero?

If any withdrawal or deduction of fees or charges reduces the account value to zero and the resulting GMWB Base is greater than zero, all riders attached to the policy will terminate and we will settle the GMWB. We will not settle the GMWB if your account value reduces to zero due to an Excess Withdrawal. In such an instance, your policy will terminate under the minimum surrender value provision.

How GMWB Settlement Works

•  We will pay the remaining Guaranteed Lifetime Amount, if any, not yet withdrawn in the current policy year, in a lump sum.

•  We will establish an annuity date no earlier than the policy anniversary following the date of the transaction that reduced the account value to zero.

•  We will pay a monthly payment equal to the Guaranteed Lifetime Amount divided by 12 until the death of the (second) annuitant.

Please note that we may accept different payment intervals or other lifetime annuity options, but your annuity payments will be reduced. Also if you request a full surrender and your account value at the time of the request is less than your remaining Guaranteed Lifetime Amount for that policy year, first, we will pay you a lump sum equal to such remaining Guaranteed Lifetime Amount. We will then establish an annuity date, as described immediately above. As with any distribution from the policy, tax consequences may apply. In this regard, before we establish an annuity date under GMWB settlement, we intend to treat any amounts received by you as withdrawals for tax purposes. After we establish an annuity date under GMWB settlement, we intend to treat any amounts received by you as annuity payments for tax purposes.

For an example of the operation of the Guaranteed Minimum Withdrawal Benefit, see Appendix H.

Required Minimum Distributions

Beginning in the year in which you reach age 70 1/2, provided that you have not begun annuity payments, we will send you a notice at the beginning of each calendar year advising you of the RMD amount for the policy. If the policy is owned by an IRA Account, SEP IRA Account or SIMPLE IRA Account, note that the RMD amount for the policy will not be the full amount necessary to satisfy the RMD for the Account if the Account holds assets in addition to the policy. Special rules apply to withdrawals of the RMD amount for the policy only.

Because RMD requirements apply to calendar years, and cumulative withdrawals are determined based on policy years, you must notify us in writing if a particular withdrawal request is being made in order to satisfy your RMD. We will then determine whether the requested RMD withdrawal amount plus any withdrawals you have already taken during that policy year (together, “cumulative withdrawals”) is greater than your Guaranteed Lifetime Amount. If it is, your GMWB Base will be impacted as follows:

Cumulative withdrawals less than or equal to RMD for the policy:

If cumulative withdrawals for the policy year (including the requested RMD withdrawal) do not exceed the amount necessary to satisfy the RMD rules for the policy only, then to the extent withdrawals exceed the Guaranteed Lifetime Amount we will not reduce your GMWB Base; the GMWB Base remains as it was prior to the RMD withdrawal.

Cumulative withdrawals greater than RMD for the policy:

If cumulative withdrawals for the policy year (including the requested RMD withdrawal) exceed the amount necessary to satisfy the RMD rules for the policy only, then to the extent withdrawals exceed the Guaranteed Lifetime Amount:

(i)  we will not reduce your GMWB Base for the portion of the excess withdrawal that satisfies RMD rules for the policy only

(ii)   we will treat the remaining portion that exceeds your RMD requirement for the policy as an excess withdrawal, and the GMWB Base will be reduced.

We will subtract from the GMWB Base, as determined just prior to the requested withdrawal, the excess withdrawal amount multiplied by the GMWB Base divided by the account value, where both the GMWB Base and the account value are determined immediately prior to the such excess withdrawal;

(iii)  your new GMWB Base will equal the lesser of the resulting amount in (ii) or your account value after the requested withdrawal is deducted.

Excess withdrawal treatment of the RMD amount for the policy may generally be avoided through careful timing of RMD withdrawals — e.g., by withdrawing only one calendar year’s RMD withdrawal amount for the policy during any policy year — and by requesting only the amount necessary, when added to other withdrawals made during a calendar year, to satisfy the RMD for the policy. Because the timing and the amount of the RMD withdrawal is critical, you should consult a tax adviser to help you determine the best time to request an RMD withdrawal.

Allocation Guidelines and Restrictions

If you elected the GMWB rider, you must participate in a quarterly Rebalancing Program in order to satisfy our Allocation Guidelines and Restrictions requirement. For both new and existing policies, we reserve the right to change these Allocation Guidelines and Restrictions or impose additional limitations on your ability to allocate to or make transfers among the subaccounts.

The Rebalancing Program’s investment restrictions are generally designed to provide consistent returns by minimizing risk. In minimizing risk, however, this program may also limit the potential for your account value to appreciate. If you were not subject to the Allocation Guidelines and Restrictions under this rider, it is possible that you could earn a higher rate of return on your account value. You should consult with your registered representative to assist you in determining whether these investment restrictions are suited for your financial needs and risk tolerance.

For detailed information on the Rebalancing Program, see these sections earlier in this Prospectus.

For contact owners who purchased the policy on or after April 13, 2009:

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 25% but no more than 60% to subaccounts in the following investment categories: Large Cap, Mid Cap, Small Cap, International and Balanced (60% of the percentage allocated to any Balanced subaccount will count towards meeting the 25% minimum and 60% maximum allocation requirement to these investment categories). Additionally, no more than 40% of total allocations among the following investment categories is permissible: Small Cap, International, Alternative, and Money Market. The subaccounts currently available in these investment categories are listed in Appendix H of this Prospectus.

Your total allocations must equal 100%. You may change your allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMWB rider is in effect.

Please note: The changes described in the preceding two paragraphs do not apply to policies issued in Florida, New Jersey, Oregon, or Texas.

Important Mechanics of the Rebalancing Program:

●   You must choose a quarterly rebalancing date, which can be any date from the 1st through the 28th day of a month.

●   Your first rebalancing date must be within 95 days from the GMWB Effective Date.

●   You must allocate any additional premiums in accordance with the subaccounts and percentages you have selected.

●   You may request to change your instructions while the GMWB rider is in effect and/or to transfer among subaccounts provided that each request results in allocation of your account value that complies with the Allocation Guidelines and Restrictions.

●   If we tell you that a subaccount that you are invested in will close or be eliminated, you must provide new allocation instructions that comply with these guidelines and restrictions or the GMWB rider will be terminated.

●   Only pro-rata withdrawal requests, affecting all subaccounts in which you are invested, will be permitted while the GMWB rider is in effect.

For contact owners who purchased the policy prior to April 13, 2009:

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 40% but no more than 70% among subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories, and no more than 40% among subaccounts in the Small Cap, International, Alternative, and Money Market investment categories. The subaccounts currently available in these investment categories are listed in Appendix H.

Your total allocations must equal 100%. You may change your allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMWB rider is in effect.

Important Mechanics of the Rebalancing Program:

•  You must choose a quarterly rebalancing date, which can be any date from the 1st through the 28th day of a month.

•  Your first rebalancing date must be within 95 days from the GMWB Effective Date.

•  You must allocate any additional premiums in accordance with the subaccounts and percentages you have selected.

•  You may request to change your instructions while the GMWB rider is in effect and/or to transfer among subaccounts provided that each request results in allocation of your account value that complies with the Allocation Guidelines and Restrictions.

•  If we tell you that a subaccount that you are invested in will close or be eliminated, you must provide new allocation instructions that comply with these guidelines and restrictions or the GMWB rider will be terminated.

•  Only pro-rata withdrawal requests, affecting all subaccounts in which you are invested, will be permitted while the GMWB rider is in effect.

Change of Annuitant

For policy owners who purchased the policy prior to January 12, 2007:

If you purchased your policy prior to January 12, 2007, under the Joint Life rider, when adding a new joint annuitant, the new joint annuitant must be at least 60 and not more than 80 years old as of the GMWB Effective Date, except upon spousal continuation where the maximum age limit is waived for the surviving spouse.

For policy owners who purchased the policy on or after January 12, 2007:

Under the Single Life rider, changes of annuitant are not permitted except upon spousal continuation. The new annuitant must be at least 60 years old (if you purchase your policy prior to January 11, 2008) or 55 years old (if you purchased your policy on or after January 11, 2008, but before June 23, 2008). If you purchased your policy on or after June 23, 2008, there is no minimum age requirement for the new annuitant. The maximum age limit is waived for the surviving spouse upon spousal continuation subject to the maturity date.

If you purchased your policy on or after January 12, 2007, under the Joint Life rider, adding a new joint annuitant resets the GMWB Base to the current account value, if lower. The new joint annuitant must be at least 60 (if you purchase your policy prior to January 11, 2008) or 55 years old (if you purchased your policy on or after January 11, 2008, but before June 23, 2008) and not more than 80 years old when added, except upon spousal continuation where the maximum age limit is waived for the surviving spouse subject to the maturity date. If you purchased your policy on or after June 23, 2008, there is no minimum age requirement for the new annuitant. Removing a joint annuitant does not affect the GMWB Base. The policy does not permit two annuitants. However, you may designate a second person referred to as the joint annuitant for certain purposes solely under the GMIB and the GMWB riders. For the GMWB, the joint annuitant is a second person whose life will be used to determine the benefits under the GMWB rider. For purposes of the GMWB rider, the joint annuitant must be a spouse. The joint annuitant does not have any rights under the policy or the rider.

Spousal Continuation*

Single Life

For policy owners who purchased the policy on or after January 12, 2007:

Under the Single Life rider, an eligible spousal beneficiary can continue the policy and the GMWB under the Spousal Beneficiary Continuation Option only if all of the following conditions are met: (i) the GMWB rider is still available for purchase; (ii) the surviving spouse was named as the sole primary beneficiary under the policy; and (iii) the surviving spouse is at least 60 years old (if you purchased your policy prior to January 11, 2008) or at least 55 years old (if you purchased your policy on or after January 11, 2008, but before June 23, 2008) on the spousal continuation date (there is no minimum age requirement if you purchased your policy on or after June 23, 2008). If (i), (ii) and (iii) are satisfied, then the following changes will occur:

*             Important note: If the policy owner is a non-natural owner and a non-grantor trust, spousal continuation generally is not available, and the GMWB may not be appropriate. In addition, spousal continuation may not satisfy RMD rules for tax sheltered annuities. Please consult your tax advisor.

•	If no withdrawal was taken on or after the GMWB Effective Date, the GMWB Base will remain unchanged; or

•	If a withdrawal was taken on or after the GMWB Effective Date, the GMWB Base will be reset to equal the account value less uncollected charges on the spousal continuation date; and

•	The Lifetime Income Percentage will be re-determined based upon the surviving spouse’s age band on the spousal continuation date.

Joint Life

Under the Joint Life rider, an eligible spousal beneficiary can continue the policy and the GMWB under the Spousal Beneficiary Continuation Option only if all of the following conditions are met:

Both Spouses “Covered”

(i) If both spouses are joint annuitants under the Joint Life rider; and (ii) each spouse has designated his or her “surviving spouse” as the sole primary beneficiary under the policy, then the following changes will occur:

•	The GMWB Base is reset to equal the greater of the account value less uncollected charges and the prior GMWB Base on the spousal continuation date;

•	The Lifetime Income Percentage will be re-determined based on the age band of the surviving spouse, if greater, on the spousal continuation date.

One Spouse “Covered”

(i) If the sole spousal owner dies; (ii) the rider is still available for purchase; and (iii) the surviving spouse is named as the sole primary beneficiary under the policy, then the following changes will occur:

•	The GMWB Base is reset to equal the greater of the account value less uncollected charges and the GMWB Base on the spousal continuation date;

•	The Lifetime Income Percentage will be re-determined based on the age band of the surviving spouse on the spousal continuation date.

For policy owners who purchased the policy prior to January 12, 2007:

If an eligible spousal beneficiary who was covered under the GMWB rider becomes the owner, we reset the GMWB Base to equal the greater of the account value less uncollected charges and the prior GMWB Base on the spousal continuation date. We will then determine the Lifetime Income Percentage and the Guaranteed Lifetime Amount based on the age band of the spouse on the spousal continuation date, subject to the terms and conditions in effect at that time.

For all policies, regardless of when purchased, you must designate your spouse as the sole primary beneficiary in order for him/her to be able to continue the GMWB rider under the spousal beneficiary continuation option.

In the Event of Divorce

In the event of divorce, the former spouses must provide a final decree of divorce (including any property settlement, order or agreement) to us at our Service Center, in a form acceptable to us. Under current tax law, the spousal beneficiary continuation option is not available to persons who are no longer spouses; therefore, lifetime withdrawals are not guaranteed for the lives of both the joint annuitants under a Joint Life rider if such joint annuitants divorce before your account value reaches zero. For this reason, we generally do not permit former spouses to continue as joint annuitants of the rider after divorce.

Furthermore, we are unable to “split” a policy into two policies upon divorce. If a final decree of divorce, property settlement, order or agreement requires that a policy be divided among two former joint annuitants, any partial surrender made for the purpose of dividing the annuity account value will be subject to any tax consequences that would normally apply. In addition, if the partial surrender made for such purpose causes cumulative withdrawals for that policy year to exceed the Guaranteed Lifetime Amount, the portion of the withdrawal that exceeds the Guaranteed Lifetime Amount will be treated as an excess withdrawal.

Continuation of the rider. We do permit either one of the former spousal joint annuitants to continue the rider and the policy by becoming the sole annuitant. Please note, however, that we will continue to charge for the Joint Life rider. Upon the death of the sole annuitant, the rider will terminate.

Until we receive notice that as a result of a divorce one of the former spouses will remain or become the sole annuitant of the policy, we will continue to treat both former spouses who were joint annuitants as the annuitants under a policy with a Joint Life rider. Please note, however, that we will terminate the rider upon the death of the first joint annuitant to die if such death occurs before the account value reaches zero, and we will not permit the surviving former spouse to continue the Joint Life rider under the spousal beneficiary continuation option, if we discover that divorce occurred before your account value reaches zero.

On or after the account value reaches zero. If divorce occurs on or after the account value reaches zero, we will split the monthly GMWB settlement payments according to the property settlement, order or agreement, pursuant to the final decree of divorce. Such property settlement, order or agreement should specifically reference this policy. Prior to your sending us such notification, we will make monthly GMWB settlement payments in the manner prescribed by the annuitant(s) pursuant to the terms of the GMWB rider.

In any event, you should consult a tax advisor concerning the tax consequences that can arise under your policy and the GMWB rider as a result of divorce.

Benefit Available on Maturity Date

If the maturity date occurs while the GMWB rider is in effect, you may choose monthly payments equal to (i) the Guaranteed Lifetime Amount divided by 12, or (ii) payments based upon your annuity value on the maturity date. These payments will continue until the death of the annuitant (or joint annuitant, if any). The payments you would receive under option (i) are different from the payments you would receive under option (ii). You should consult with your Financial Advisor to determine which option is more appropriate for you.

We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days prior to the maturity date.

Systematic Withdrawal Program. Effective June 23, 2008, under the Systematic Withdrawal Program, you may elect systematic withdrawals equal annually to the Guaranteed Lifetime Amount as of the beginning of the policy year divided by the requested frequency of the systematic withdrawals. If you elect the Systematic Withdrawal Program during a policy year, the systematic withdrawals will equal the Guaranteed Lifetime Amount as of the beginning of the policy year divided by the number of remaining systematic withdrawals in the policy year. In the following policy year, if the Guaranteed Lifetime Amount increases or decrease, then we will automatically increase or decrease the systematic withdrawals to be equal to the Guaranteed Lifetime Amount as of the beginning of that policy year divided by the requested frequency of the systematic withdrawals. If you take withdrawals outside the program during the policy year, we will decrease any subsequent systematic withdrawals to equal the remaining systematic withdrawal amount divided by the number of systematic withdrawals remaining in the policy year. If you take withdrawals outside the program that cause the systematic withdrawals to be less than $40, then we will terminate the Systematic Withdrawal Program. We also reserve the right to terminate the Systematic Withdrawal Program if you take any withdrawals outside the program. All withdrawals, regardless of whether they are taken inside or outside of the Systematic Withdrawal Program, will be treated as described in this section. For more information on the Systematic Withdrawal Program, see “Partial Withdrawals — Systematic Withdrawal Program.”

GMWB Charge. We deduct a charge for the GMWB rider that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – GMWB Charge.”)

Payment of the GMWB is subject to our financial strength and claims-paying ability.

Inactive Policy

In most states, the policy will be terminated at the end of any valuation period if all of the following conditions are satisfied:

1)	No premium payments have been received during the prior 24 months;

2)	The total of all premium payments made, less any partial withdrawals, is less than $2,000; and

3)	The account value (less uncollected charges) is less than $2,000.

Accordingly, no policy will be terminated due solely to negative investment performance. If the policy is terminated due to the above reasons, we will pay you the surrender value in a lump sum.

Charges, Deductions, and Credits

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the policies. The amount of the charges deducted may differ depending on the Class of the policy. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits. For example, the surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and we may use proceeds from other charges in part to cover such expenses.

Asset-Based Insurance Charge

We impose an asset-based insurance charge, which varies according to Class. The current asset-based insurance charge may be changed, but it will never exceed the maximum charge of 2.00% for any Class. If you purchased your policy prior to June 23, 2008, the current asset-based insurance charge is 1.25% for the B Class, 1.45% for the L Class, 1.60% for the C Class, and 1.65% for the XC Class. If you purchased your policy on or after June 23, 2008, the current asset-based insurance charge is 1.35% for the B Class, 1.55% for the L Class, 1.70% for the C Class, and 1.75% for the XC Class. Please note that if we have not received necessary approval by June 23, 2008 in any state(s), we will continue to apply the lower Asset-Based Insurance Charge to policies purchased in that state until approval is obtained.

We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment made under the policy. These guarantees include making annuity payments which won’t change based on our actual mortality experience.

The charge also compensates us for expense risks we assume to cover policy maintenance expenses. These expenses may include issuing policies, maintaining records, making available and maintaining subaccounts under the policy, and performing accounting, regulatory compliance, and reporting functions.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses. However, we may change the asset-based insurance charge at any time, but it will never exceed the maximum charge of 2.00% for any Class.

Surrender Charge

When Imposed. We may impose a surrender charge on partial withdrawals and surrenders. The amount of the surrender charge varies by Class. This charge is for expenses relating to the sale of the policy, such as commissions, preparation of sales literature, and other promotional activity. The surrender charge applies to each subsequent premium payment, as well as the initial payment. However, the policy permits withdrawal of the “free withdrawal amount” annually without a surrender charge through lump-sum or systematic withdrawals. (See “Withdrawals and Surrenders.”)

The surrender charge equals a percentage of each premium withdrawn. Each premium, whether initial or subsequent, is subject to the charge for the applicable period specified below (12 month periods) from the date we receive it, as follows:

Complete Years Elapsed Since Each Payment of Premium	B Class	L Class	C Class	XC Class
0 years	7.0%	6.0%	2.0%	8.0%
1 year	6.0%	5.0%	0.0%	8.0%
2 years	5.0%	4.0%	0.0%	7.0%
3 years	4.0%	3.0%	0.0%	7.0%
4 years	3.0%	0.0%	0.0%	6.0%
5 years	2.0%	0.0%	0.0%	6.0%
6 years	1.0%	0.0%	0.0%	5.0%
7 years	0.0%	0.0%	0.0%	4.0%
8 years	0.0%	0.0%	0.0%	3.0%
9 years	0.0%	0.0%	0.0%	0.0%

The charge is calculated on total premiums withdrawn from the policy. If the account value at the time of withdrawal is less than your premiums paid in, the charge will still be based on the remaining premiums.

The “free withdrawal amount” is never subject to the surrender charge. Also, currently, we do not impose a surrender charge on amounts withdrawn during any policy year up to the Guaranteed Lifetime Amount while the GMWB rider is in effect. (See “Guaranteed Minimum Withdrawal Benefit,” earlier in this Prospectus.)

For withdrawals in any policy year, we assume gain is withdrawn first, followed by premiums. Premiums are assumed to be withdrawn on a first-in, first-out (“FIFO”) basis. The example below explains this charge.

How The Surrender Charge Works

If you have an L Class policy, elected no optional riders, and made a $10,000 premium payment and due to negative investment experience only $9,500 remained in the policy when you withdrew it two years later, we would impose a 4.0% charge on the $9,000 (which represents the $10,000 premium payment less the $1,000 “free withdrawal amount”). If instead the $10,000 premium payment you made to the policy grew to $11,000 due to positive investment experience, and you withdrew $600 of gain two years later, and withdrew the remaining $10,400 in a subsequent withdrawal that same policy year (assuming no investment loss or gain between the two withdrawals), we would not impose a surrender charge on the $600 withdrawn (as it represents gain, and not premium) and we would impose a 4.0% surrender charge only on $10,000 of the $10,400 subsequent withdrawal (as $400 of that amount represents gain).

How Deducted. For surrenders, we deduct the charge from the amount of your withdrawal request. For partial withdrawals, we deduct the charge on a pro rata basis from among the subaccounts you’re invested in, based on the ratio of your subaccount value to your account value. The example below shows how this works.

Pro Rata Deductions

You have a C Class policy with a current account value of $100,000. $60,000 is in the BlackRock Basic Value Subaccount, and $40,000 is in the BlackRock International Subaccount. You withdraw $20,000 from the policy, and the entire $20,000 is subject to a 2% surrender charge ($400). Accordingly, $240 (60% of $400) is deducted from the BlackRock Basic Value Subaccount and $160 (40% of $400) is deducted from the BlackRock International Subaccount.

Policy Fee

We may charge a $50 policy fee on each policy anniversary, upon surrender, or upon annuitization. We will impose this fee if the greater of account value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

The policy fee compensates us for the expenses related to the maintenance of the policy. We do not deduct the policy fee after the annuity date. The policy fee may be changed, but it will never exceed the maximum fee of $75.

If the policy fee applies, we will deduct it as follows:	•	We deduct this fee from your account value on each policy anniversary before the annuity date.
	•	We deduct this fee from your account value if you surrender or annuitize the policy on any date other than a policy anniversary.
	•	We deduct this fee on a pro rata basis from all subaccounts in which your account value is invested.

Transfer Fee

You may make up to twelve transfers among subaccounts per policy year without charge. If you make more than twelve, we may charge you $25 (guaranteed not to exceed $30) for each extra transfer in that policy year. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per policy year without charge. (See “Dollar Cost Averaging Program,” “Rebalancing Program,” and “Transfers Among Subaccounts.”) We are not currently charging a transfer fee but reserve the right to do so.

GMDB Charge

If you elect a GMDB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won’t deduct this charge after the annuity date. The current and maximum GMDB charge percentages vary according to the type of GMDB that you choose. We have the right to change the current GMDB charge percentage, but it will never exceed the maximum GMDB charge percentage. The amount of the GMDB charge is calculated on each monthaversary by multiplying the GMDB Base by the current annual GMDB charge percentage noted below and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMDB charges calculated on each of the three previous monthaversaries from the account value. If the policy date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMDB charges. (See “Death Benefit – Guaranteed Minimum Death Benefit Options” for the definition of the respective GMDB Base values.) The annual GMDB charges are as follows:

Type of GMDB	Current GMDB Charge %	Maximum GMDB Charge %
Return of Premium (all versions)	0.15%	0.40%
Maximum Anniversary Value	0.25%	0.65%
Greater of Maximum Anniversary
Value and Roll-Up (Standard version)	0.55%	1.20%
Greater of Maximum Anniversary
Value and Roll-up GMDB
(GMIB version)	0.65%	1.20%

If the GMDB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any GMDB charge that would be collected on the next quarterversary. We deduct this GMDB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct this GMDB charge regardless of whether the GMDB has any value.

ADB Charge

If you elect the ADB, we deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won’t deduct this charge after the annuity date. The current annual ADB charge percentage is 0.25%. We have the right to change the current ADB charge percentage, but it will never exceed the maximum charge percentage which is 0.50%. The amount of the ADB charge is calculated on each monthaversary by multiplying the account value by the current annual ADB charge percentage and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the ADB charges calculated on each of the three previous monthaversaries from the account value. If the policy date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the ADB charges. If the ADB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct this ADB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct this ADB charge regardless of whether the ADB has any value.

GMIB Charge

If you elect a GMIB option, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We do not deduct this charge after the annuity date or the last exercise date. The current and maximum GMIB charge percentages vary according to the type of GMIB that you choose. (See the “Fee Table.”) We have the right to change the current GMIB charge percentage, but it will never exceed the maximum GMIB charge percentage. The amount of the GMIB charge is calculated on each monthaversary by multiplying the applicable GMIB Base by the current annual GMIB charge percentage and dividing the resulting amount by 12. (See “Guaranteed Minimum Income Benefit” and “Guaranteed Minimum Income Benefit EXTRA” for a definition of the GMIB Base and the GMIB EXTRA Base, respectively.) On each quarterversary, we deduct the sum of the GMIB charges calculated on each of the three previous monthaversaries from the account value. If the policy date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMIB charges. If the GMIB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMIB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the GMIB charge regardless of whether annuity payments under the GMIB would be higher than those provided under the policy.

GMWB Charge

If you elected a GMWB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We will not deduct the GMWB charge after the annuity date, nor will we assess the GMWB charge after GMWB Settlement. The current and maximum GMWB charge percentages vary according to the type of GMWB that you choose. (See the “Fee Table.”) We have the right to change the current GMWB charge percentage, but it will never exceed the maximum GMWB charge percentage. The amount of the GMWB charge is calculated on each monthaversary by multiplying the GMWB Base by the current annual GMWB charge percentage and dividing the resulting amount by 12. (See “Guaranteed Minimum Withdrawal Benefit” for the definition of GMWB Base.) Accordingly, if the GMWB Base increases, there will be a corresponding increase in the amount of the GMWB charge. On each quarterversary, we deduct the sum of the GMWB charges calculated on each of the three previous monthaversaries from the account value. If the policy date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMWB charges. If the GMWB Rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMWB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the GMWB charge regardless of whether the GMWB ever reaches GMWB settlement.

Other Charges

Redemption Fee. We reserve the right to impose a redemption fee upon a transfer from one subaccount to another in jurisdictions where permissible, or to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

Tax Charges. We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Separate Account any taxes imposed on the Separate Account’s investment earnings. (See “Tax Status of the policy.”)

Fund Expenses. In calculating net asset values, the Funds deduct advisory fees and operating expenses from assets. (See “Fee Table.”) Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund. Although certain Fund Classes impose sales charges on shares sold to the general public, any such Fund-level sales charges are waived for purchases and redemptions of Fund shares under the policy.

Changes in Policy Charges or Fees. If we have reserved the right to change a policy charge or fee, any such changes will be applied by Class, and will be based upon changes in applicable experience factors such as investment income and returns, mortality, persistency, expenses, and taxes. Any change will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which the policy is delivered. The charges after any change will not exceed the maximum charges.

Premium Taxes. Various jurisdictions impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the annuity value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 3.5% for qualified plans. Although we pay these taxes when due, we won’t deduct them from your account value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the policy.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the policy owner’s state of residence, our status within that jurisdiction, and the premium tax laws of that jurisdiction.

Policy Credits

Credits may be added to your account value. Currently, we are not adding any credits to your account value. We reserve the right to add, modify, or discontinue any credit at any time in our sole discretion.

Tax Information

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances.

When you invest in an annuity policy, you usually do not pay taxes on your investment gains until you withdraw the money – generally for retirement purposes. If you invest in a variable annuity as an IRA policy, Roth IRA policy, SEP IRA policy, or tax sheltered annuity policy (sometimes called a 403(b) policy), your policy is called a qualified policy. The tax rules applicable to qualified policies vary according to the type of retirement plan and the terms and conditions of the plan. We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the policy. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Tax Status of the Policy

Purchasing the policy. You may purchase the policy as a traditional IRA policy, Roth IRA policy, or SEP IRA policy or through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S. Please note that prior to September 25, 2007, this policy was permitted to be issued as a tax sheltered annuity policy. However, effective September 25, 2007, we no longer accept any additional contributions from any source to your 403(b) policy. In addition, effective September 25, 2007, we prohibit the issue of a 403(b) policy in an exchange for the 403(b) policy or custodial account of another provider. You should be aware that if you purchase the policy as an investment vehicle for an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, you may pay fees in excess of those that you would otherwise pay if the publicly available mutual funds available under the policy are purchased by the Account directly from the mutual fund provider. If you purchase the policy other than as a qualified policy, the policy is unlikely to satisfy diversification and owner investor control requirements under Federal tax law to be treated as an annuity policy for Federal tax purposes. Tax-deferral will be dependent upon continued qualification of your IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account. The tax treatment associated with withdrawals, transfers, assignments, and surrenders under the policy is uncertain when the policy is held by an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account. For further information, please consult a tax advisor.

Taxation of Annuities

Distributions and Required Minimum Distributions. For tax sheltered annuities, the Internal Revenue Code (IRC) requires that minimum distributions (referred to as “RMDs”) generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. For IRAs (and IRA annuities), RMDs generally must commence no later than April 1 of the calendar year following the calendar year in which the owner reaches age 70 1/2. Roth IRAs (and Roth IRA annuities) do not require distributions at any time prior to the owner’s death. Minimum distribution rules upon death of an owner apply to all qualified policies. More information regarding your RMDs is set forth below.

Withdrawals. In the case of a partial withdrawal under a qualified policy, a ratable portion of the amount you receive is taxable, generally based on the ratio of your “investment in the contract” to your total policy value. Your “investment in the contract” generally equals the amount of any non-deductible or after-tax contributions made by you or on your behalf. In some cases, your “investment in the contract” can be zero e.g., if you have made all pre-tax contributions to your qualified policy.

Although the tax treatment is not clear, if you purchased a GMWB rider and you take a partial withdrawal from your policy before the policy is annuitized, we intend to treat the value of the policy as the greater of:

(1)	your account value immediately before the distribution, or

(2)	your Guaranteed Lifetime Amount immediately before the distribution in calculating the amount of your distribution that is taxable.

See Appendix I for GMWB tax examples.

If you take a full withdrawal from your policy (a surrender), the entire amount received is includible in income to the extent it exceeds the “investment in the contract” (if any).

In some circumstances, the taxable portion of a partial withdrawal or a full surrender must be determined by aggregating certain policies or accounts, e.g., combining the “investment in the contract” and the values of all your traditional IRA policies and your traditional IRA Accounts.

Certain withdrawals from Roth IRAs are afforded special tax treatment. See below for additional information.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that withdrawals you request from a tax sheltered annuity policy comply with applicable tax requirements before we process your request.

Annuity Payments. Unless your policy has “investment in the contract,” e.g., because you made after tax-contributions to the policy, the entire amount of your annuity payment will be taxable. Although tax consequences may vary depending on the annuity option selected under an annuity policy, if the policy has “investment in the contract” a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Bonus amounts are not treated as an “investment in the contract.”

Taxation of Death Benefit Proceeds. Amounts may be paid from a policy because the owner or annuitant (if the owner is an IRA Account or Roth IRA Account) has died. If the payments are made in a single sum, they’re taxed the same way a full withdrawal from the policy is taxed. If they are distributed as annuity payments, they’re taxed as annuity payments. If the death benefit proceeds are paid neither as a single sum nor as annuity payments, they are taxed as partial withdrawals.

Assignments, Pledges and Transfers. Qualified policies generally cannot be assigned or pledged. In the case of an IRA, any assignment, pledge or transfer could cause the IRA to lose its qualified status as an IRA and/or the entire balance to be treated as withdrawn.

Individual Retirement Arrangements

Traditional IRAs. Section 408 of the IRC permits eligible individuals to contribute to an individual retirement program known as an “IRA.” This policy is available for purchase either as an IRA policy or through an established IRA Account with MLPF&S. An individual may make annual contributions to an IRA of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual’s gross income. The contributions may be deductible in whole or in part, depending on the individual’s income and whether the individual (or his spouse) is otherwise a participant in a qualified retirement plan. The individual may be eligible for a non-refundable tax credit with respect to a percentage of the contributions depending on the individual’s filing status and income. Distributions from certain eligible employer plans may be “rolled over” or directly transferred into an IRA on a tax-deferred basis without regard to these limits. You may also roll over distributions from an IRA to another IRA, if the distributed amount is contributed to the second IRA within 60 days of the distribution. Only one rollover per year is permitted between any of the IRAs you own. Amounts in the IRA (other than nondeductible contributions) are generally taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. IRAs have minimum distribution rules (RMDs) that govern the timing and amount of distributions (see below). You should refer to your policy adoption agreement or consult a tax advisor for more information about these distribution rules. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the policy comply with the tax law.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the IRC, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements. Distributions from SEP IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income.

Roth IRAs. A policy is available for purchase as a Roth IRA or by a separately established Roth IRA Account with MLPF&S. Roth IRAs, as described in section 408A of the IRC, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash, as a rollover or transfer from either another Roth IRA or a Roth account in an employer sponsored retirement plan, or as a conversion from another IRA. An individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual’s gross income. The individual may be eligible for a non-refundable tax credit with respect to a percentage of the contributions depending on the individual’s filing status and income. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. You may wish to consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Qualified distributions from a Roth IRA generally are not includible income. A qualified distribution must satisfy two requirements: (1) the distribution must generally be made after you attain age 59 1/2 (subject to certain exceptions) and (2) the distribution must be made in a year at least five taxable years after the year in which the first contribution is made to any Roth IRA that is established for the owner. Distributions from Roth IRAs that are not qualified may be includible in income and subject to a 10% penalty tax. In addition a 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Other Tax Issues for IRAs and Roth IRAs. Total annual contributions to all of an individual’s IRAs and Roth IRAs may not exceed the limit specified in the IRC or 100% of the compensation includible in the individual’s gross income. Distributions from an IRA or Roth IRA generally are subject to withholding for the owner’s Federal income tax liability. See below for more information.

We make no guarantees regarding the tax status of any policy and do not intend this discussion as tax advice. Please consult a tax advisor for more information.

Tax Sheltered Annuities

Section 403(b) of the IRC allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a policy that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death, or disability.

If your policy was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that withdrawals, surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a withdrawal, surrender or transfer, you consent to the sharing of confidential information about you, the policy, and transactions under the policy and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. Taxable “eligible rollover distributions” from tax sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, except certain distributions such as RMDs, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457 plan; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover. The policy includes enhanced death benefit provisions that could be characterized as an incidental benefit, the amount of which is limited in a tax sheltered annuity. Because an enhanced death benefit may exceed this limitation, individuals using the policy in connection with a 403(b) plan should consult their tax advisors. The ADB is not currently available with a tax sheltered annuity.

Why Must the Policies Only Be Qualified or Purchased through Qualified Accounts?

You may only purchase this policy as an IRA policy, Roth IRA policy, or SEP IRA policy or through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with MLPF&S. Please note that prior to September 25, 2007, this policy was permitted to be issued as a tax sheltered annuity policy. However, effective September 25, 2007, we no longer accept any additional contributions from any source to your 403(b) policy. In addition, effective September 25, 2007, we prohibit the issue of a 403(b) policy in an exchange for the 403(b) policy or custodial account of another provider. If we issued this policy other than as IRA policies, Roth IRA policies, SEP IRA policies, or tax sheltered annuity policies or other than through IRA Accounts, Roth IRA Accounts, SIMPLE IRA Accounts, or SEP IRA Accounts, the policies would not be treated as annuity policies for Federal income tax purposes and the owner would therefore be taxed currently on any earnings under the policy. Variable annuity policies (other than certain qualified policies, including those that qualify as IRAs) are generally not treated as annuities for Federal income tax purposes and thus lose their tax-deferred character if they do not satisfy certain diversification requirements set forth in section 817(h) of the IRC or if the owner can exercise control over the underlying investments. Investing in mutual fund shares that are “publicly available,” i.e., shares of mutual funds that can be purchased directly without purchasing a variable annuity or life insurance policy, is incompatible with these requirements. The mutual funds available through the policies are publicly available.

Accordingly, standing alone, the policies would not be treated as annuity policies for Federal income tax purposes. However, this does not mean that an individual purchasing a policy either as an IRA policy, Roth IRA policy, SEP IRA policy, or tax sheltered annuity policy or through an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, will be taxed currently on the policy’s earnings.

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If a policy is purchased through an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account, that Account should itself be exempt from current taxation until distributions occur, in accordance with the rules governing IRA Accounts, Roth IRA Accounts, SIMPLE IRA Accounts, or SEP IRA Accounts discussed above, as long as the Account continues to qualify as an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account. As a result, tax deferral of a policy that is purchased through such an Account will be dependent solely upon the continued qualification of the Separate Account as an IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account.

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Policies that qualify as IRAs, Roth IRAs, SEP IRAs, or tax sheltered annuities are not subject to restrictions against investing in publicly available mutual funds or to the distribution requirements of section 72(s). However, they must satisfy other requirements in order to qualify as IRAs, Roth IRAs, SEP IRAs, or tax sheltered annuities. We believe that policies purchased as IRAs, Roth IRAs, SEP IRAs, or tax sheltered annuities will satisfy the applicable requirements and will therefore be exempt from current taxation until distributions occur, in accordance with the rules described above governing the Federal income tax treatment of IRAs, Roth IRAs, SEP IRAs, or tax sheltered annuities.

Medicare Tax

In certain circumstances, a 3.8% Medicare tax may apply to some or all of an individual’s “investment income” if the individual’s income exceeds certain threshold amounts. While distributions from qualified policies are not subject to the tax because such distributions are not viewed as investment income, such distributions may be includible in income for purposes of determining whether certain Medicare tax income thresholds have been met. As such, distributions from your qualified policy could cause your other investment income to be subject to the tax. Please consult a tax advisor for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this policy. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as spouses under the applicable state law, will each be treated as a spouse as defined in this policy for state law purposes However, individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this policy for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this policy or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a tax adviser for more information on this subject.

Withholding

Distributions from the policies usually are subject to withholding for the recipient’s Federal income tax liability at rates that vary according to the type of distribution, the type of qualified plan, and the recipient’s tax status. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. However, except for eligible rollover distributions from qualified plans including tax sheltered annuities, recipients can usually choose not to have tax withheld from distributions. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes

While no attempt is being made to discuss the federal estate tax implications of the policy, a purchaser should keep in mind that the value of an annuity policy owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity policy, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax

Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of an annuity policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the IRC may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S. - source income that is generally subject to United Stated federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state and foreign taxation with respect to an annuity policy purchase.

Foreign Account Tax Compliance Act (“FATCA”)

We may be required to withhold at a rate of 30% under FATCA on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective foreign entities are advised to consult with a competent tax adviser regarding the application of FATCA to their particular situation.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the policy.

We have the right to modify the policy to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity policy owners currently receive.

Possible Charge For Our Taxes

Currently we don’t charge the Separate Account for any Federal, state, or local taxes on them or the policies (other than premium taxes), but we reserve the right to charge the Separate Account or the policies for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

Foreign Tax Credits

To the extent that any Fund makes the appropriate election, certain foreign taxes paid by the Fund will be treated as being paid by the Company, which may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the policy owners.

Required Minimum Distributions

When must RMDs be taken? Qualified policies are subject to certain required minimum distribution (RMD) rules. However, the RMD rules do not apply to Roth IRAs before death, and there are additional RMD rules for tax sheltered annuities. Please consult your tax adviser. Generally, the first RMD is for the calendar year in which you reach age 70 1⁄2 (or if later the year you retire for non-IRA qualified annuity policies). The IRS permits you to take this RMD during the calendar year you reach age 70 1⁄2 or to delay it until sometime between January 1 and (but no later than) April 1 of the next calendar year. If you choose to delay taking the first RMD payment until the subsequent calendar year, then you will have to take two RMDs that calendar year (the delayed RMD for the first calendar year and the RMD for the current calendar year).

Note that the RMD requirements apply to calendar years, and cumulative withdrawals from a policy are determined based on policy years. The imposition of a more costly adjustment factor to an RMD withdrawal may generally be avoided through careful timing of RMD withdrawals – e.g., by withdrawing only one calendar year’s RMD withdrawal amount for the policy during any policy year – and by requesting only the amount necessary, when added to other withdrawals made during a calendar year, to satisfy the RMD for the policy. Because the timing and the amount of the RMD withdrawal is critical, you should consult a tax adviser to help you determine the best time to request an RMD withdrawal.

If you choose to delay taking the first RMD payment until the subsequent calendar year with respect to the assets in the policy and cumulative withdrawals for that policy year (including the RMD amounts for the prior calendar year and current calendar year) exceed your Guaranteed Lifetime Amount or 5% (6% if you purchased your policy on or after June 23, 2008) times the GMIB EXTRA Roll-Up Base, we will treat any amount in excess of your RMD amount for the current calendar year as an Excess Withdrawal, which will reduce your GMWB Base or GMIB EXTRA Base, respectively. In other words, we will treat RMD withdrawals favorably only for the current calendar year.

There are additional RMD rules that apply after you die. These vary depending on whether you die before or after the date you are required to begin taking RMDs, and whether the beneficiary is spousal, non-spousal, or a non-natural person. To better understand these rules, you should consult your tax adviser.

For examples, please see Appendix P and Appendix Q.

How are RMDs calculated? IRS regulations mandate two methods of calculating RMDs: the account-based method and the annuity-based method. Prior to the time annuity payments begin under the policy, you must use the account-based method to calculate the RMD for the policy. Under this method, we determine your RMD for the policy by taking the sum of the account value of the policy as of December 31st of the past calendar year and the actuarial present value of any optional guarantees you elected (if applicable), and multiplying this amount by a number corresponding to your age from an IRS Table (RMD Factor). The resulting amount calculated is the RMD for the policy for that year. Please note that the purchase of additional policy benefits such as a GMIB or a GMWB can increase the amount of the RMD for your Contract.

Account-Based Method:	RMD amount for the policy = [account value as of Dec 31st + actuarial present value of optional guarantee(s)] * the applicable RMD Factor

(If your spouse is your sole beneficiary and is more than 10 years younger than you, the RMD Factor may be from another IRS table and may produce a smaller RMD amount.) The RMD amount will vary each year as the account value, actuarial present value of optional policy guarantees, and the RMD Factor change.

If you annuitize your policy, you must use the annuity-based method and do not have to do annual calculations.

Annuity-Based Method:	You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables. The annual annuity payout satisfies IRS regulations.

Under the account-based method, as long as the total amount you take every year satisfies your overall RMD amount for your non-Roth IRAs, you may choose to take the RMD from any one or more non-Roth IRAs that you own. However, you must take the RMD applicable to each type of qualified plan only from the plan to which the RMD amount relates. For example, if you own a tax sheltered annuity and a 401(k) plan, you must take the RMD required for the tax sheltered annuity from the tax sheltered annuity assets, and the RMD required for the 401(k) plan from the 401(k) assets. You may not take both from one or the other or from your IRA accounts. You also cannot take your IRA RMD amount from either the tax sheltered annuity or the 401(k) plan.

If the policy is held within a Merrill Lynch custodial IRA Account, you also may receive an additional RMD calculation from the Merrill Lynch Retirement Group each year that reflects the account value and RMD amount with respect to the entire IRA Account. If you hold other assets within your MLPF&S custodial IRA Account in addition to the policy, the RMD amount referenced in the custodial IRA Account notice will be greater than the RMD for the policy.

If you purchase the GMIB EXTRA, making an RMD withdrawal from the policy in excess of the RMD amount for the policy may significantly reduce your GMIB EXTRA Base. If you purchased the GMWB, making an RMD withdrawal from the policy in excess of the RMD amount for the policy may significantly reduce your GMWB Base.

Performance Information

From time to time, we may advertise yields, effective yields, and total returns for the subaccounts for a Class. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount for a Class are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the Ready Assets Government Liquidity Fund Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period on a Class-specific basis. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (other than the Ready Assets Government Liquidity Fund Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period on a Class-specific basis. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. We provide average annual total returns for the subaccounts on a Class-specific basis. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages include any surrender charge that would apply if you terminated the policy at the end of each period indicated, but exclude any deductions for premium taxes. Total returns do not reflect any rider charges, nor bonus amounts if applicable.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts for each Class. For example, we may present total return performance information that doesn’t reflect a deduction for the surrender charge. This presentation assumes that an investment in the policy will extend beyond the period when the surrender charge applies, consistent with the long term investment and retirement objectives of the policy. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations on a Class-specific basis. If we do, we’ll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the policies for each Class. We may also present total performance information for a hypothetical policy assuming allocation of the initial premium to more than one subaccount or assuming monthly or quarterly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical policy assuming participation in the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical policy. It will also reflect the deduction of charges described above except for the surrender charge, any rider charges, and any bonus amounts, if applicable. This information may also be compared to various indices.

Advertising and sales literature for the policies may also compare the performance of the subaccounts on a Class-specific basis and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts. Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Advertising and sales literature for the policies may also compare the performance of the subaccounts on a Class-specific basis to various indices measuring market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio.

Advertising and sales literature for the policies may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

Other Information

Financial Condition of the Company

We pay the benefits under your policy from our general account assets and/or from your account value held in the Separate Account. It is important that you understand that payments of the benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for account value allocated to the subaccounts. Your account value in the subaccounts is part of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account. Any guarantees under the policy that exceed your account value, such as those associated with any death benefit riders or living benefit riders, are paid from our general account (not the Separate Account). Therefore, any amounts that we may be obligated to pay under the policy in excess of Account Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the policies supported by it. We issue other types of insurance policies and financial products as well and we pay our obligations under these products from our assets in the general account.
Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and Account Value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information. We encourage both existing and prospective policy owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the SAI. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. In addition, the SAI is available on the SEC’s website at www.sec.gov. For additional information about the Company, please see our Annual Report on Form 10-K, which is available on our website at www.transamericaannuities.com/MerrillLynch.aspx.

Notices and Elections

To be effective, all notices, choices, and changes you make under the policy must be in “good order.” “Good order” means the actual receipt by us of the instructions relating to a transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information, and supporting legal documentation we require in order to effect the transaction (including spousal consent, if applicable). The instructions must be provided by you or your representative, if authorized by you in writing. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

“Received” or receipt in good order generally means that everything necessary must be received by us, at our Service Center specified in the Definitions. We reserve the right to reject electronic transactions that do not meet our requirements.

Currently, certain transactions may be made by telephone or other electronic means acceptable to us upon our receipt of the appropriate authorization. We may discontinue this option at any time.

If we have received proper telephone authorization, you may make the following choices via telephone:

(1)	Transfers
(2)	Premium allocation instructions
(3)	Withdrawals
(4)	Requests to change the annuity date

We will use reasonable procedures to confirm that a telephone request is genuine. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We will not be liable for losses resulting from telephone requests that we believe are genuine.

Because telephone transactions will be available to anyone who provides certain information about you and your policy, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider’s, your Financial Advisor’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider requests to be received the following business day. Although we have taken precautions to help our systems handle heavy use, we cannot guarantee reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

Certain Offers

From time to time, the Company has (and may again) offered some form of payment or incentive in return for terminating or modifying certain guaranteed benefits.

When the Company makes an offer, we may vary the offer amount, up or down, among the same group of policy owners based on certain criteria such as policy value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of policy owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining policy owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit and you retain your policy, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Mixed and Shared Funding

The underlying fund portfolios may serve as investment vehicles for variable life insurance policies, variable annuity policies and retirement plans (“mixed funding”) and shares of the underlying fund also may be sold to separate accounts of other insurance companies (“shared funding”). While the Company currently does not foresee any disadvantages to owners and participants arising from either mixed or shared funding, it is possible that the interests of owners of various policies and/or participants in various plans for which the underlying fund portfolios serve as investments might at some time be in conflict. The Company and each underlying fund portfolio’s Board of Directors intend to monitor events in order to identify any material conflicts and to determine what action, if any, to take. Such action could include the sale of underlying fund portfolio shares by one or more of the separate accounts, which could have adverse consequences. Such action could also include a decision that separate funds should be established for variable life and variable annuity separate accounts. In such an event, the Company would bear the attendant expenses, but owners and plan participants would no longer have the economies of scale resulting from a larger combined fund. Please read the prospectuses for the underlying fund portfolios, which discuss the underlying fund portfolios’ risks regarding mixed and shared funding, as applicable. Please see Voting Rights section below for how shares held by the Company would be voted.

Exchanges and/or Reinstatements

You can generally transfer qualified policies directly to another life insurance company as a “trustee-to-trustee transfer”. Before making a transfer, you should compare both annuities carefully. Remember that if you transfer another annuity for the one described in this prospectus, then you may pay a surrender charge on the other annuity, and there may be a new surrender charge period under this annuity and other charges may be higher (or lower) and the benefits under this annuity may be different. You should not transfer another annuity for this one unless you determine, after knowing all the facts, that the transfer is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through a transfer or otherwise).

You may ask us to reinstate your policy after such a transfer, full or partial withdrawal and in certain limited circumstances we will allow you to do so by returning the same total dollar amount of funds distributed to the applicable investment options. The dollar amount will be used to purchase new accumulation units at the then current price. In the event any subaccount previously invested in is closed and we don’t receive additional instructions, funds will be reallocated to the remaining available investment options according to the investment allocation instructions you previously provided. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned.

Voting Rights

We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Funds’ shareholder meetings. However, we will vote all Fund shares attributable to policies by following instructions we receive from you. If we don’t receive voting instructions, we’ll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We’ll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

(1)	the election of a Fund’s Board of Directors;
(2)	ratification of a Fund’s independent accountant;
(3)	approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;
(4)	any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and
(5)	any other matter requiring a vote of the Fund’s shareholders.

Reports to Policy Owners

At least once each policy year before the annuity date, we will send you information about your policy. It will provide your policy’s current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the account value and the surrender value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

Changes to the Separate Account

We may also add new subaccounts to the Separate Account, eliminate subaccounts in the Separate Account, deregister the Separate Account under the Investment Company Act of 1940 (the “1940 Act”), make any changes required by the 1940 Act, operate the Separate Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

Selling the Policy

We have entered into a distribution agreement with our affiliate, Transamerica Capital, Inc. (“Distributor”), for the distribution and sale of the policies. Distributor offers the policies through registered representatives of MLPF&S (“Financial Advisors”). The Financial Advisors are registered with FINRA, licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents.

We pay commissions to the Merrill Lynch Life Agencies for sales of the policies by the Financial Advisors. Pursuant to a sales agreement, the Merrill Lynch Life Agencies pay Distributor a portion of the commissions they receive from us for the sales of the policies, and the Distributor pays the Financial Advisors a portion of the commissions it receives from the Merrill Lynch Life Agencies for the sales of the policies. Distributor also compensates Retirement Solution Specialists (formerly known as District Annuity Specialist), who provide training and marketing support to Financial Advisors in a specific geographic region and whose compensation is based on sales in that region. Sales of the policies will help Retirement Solution Specialists meet their sales goals and affects their total compensation.

The maximum amount of commissions paid to the Merrill Lynch Life Agencies is 5.25% of each premium and up to 1.20% of account value per year. In addition, the maximum commission paid to the Merrill Lynch Life Agencies on the annuity date is 4.00% of account value. The maximum commission payable to Financial Advisors for policy sales is 2.25% (less for L and C Class policies) of each premium and up to 0.50% of account value per year. In addition, on the annuity date, the maximum commission payable to the Financial Advisors is 1.50% of account value not subject to a surrender charge. The amount of commissions will vary by Class, but will not exceed the maximum amounts listed above.

Financial Advisors and their branch managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items. Non-cash items include conferences, seminars, and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, and other similar items. In addition, Financial Advisors who meet certain productivity, persistency, and length of service standards and/or their branch managers may be eligible for additional compensation from Distributor. Retirement Solution Specialists who meet certain productivity standards may also be eligible for additional compensation from the Merrill Lynch Life Agencies. Sales of the policies may help Financial Advisors, their branch managers, and Retirement Solution Specialists qualify for such benefits. Distributor’s Financial Advisors and their branch managers may receive other payments from Distributor for services that do not directly involve the sale of the policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.

The Distributor does not currently sell the policies through other broker-dealers (“selling firms”). However, the Distributor may enter into selling agreements with selling firms in the future. Selling firms may be compensated on a different basis than the various Merrill Lynch Life Agencies and the Financial Advisors; however, commissions paid to selling firms and their sales representatives will not exceed those described above.

Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the policy.

State Regulation

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we’re licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from these audits and examinations will have a material adverse impact on our ability to meet our obligations.

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Life Variable Annuity Separate Account D as of December 31, 2017 and for the years ended December 31, 2017 and 2016, and the financial statements of Transamerica Advisors Life Insurance Company as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP,

One North Wacker Drive

Chicago, IL 60606.

Registration Statements

Registration Statements that relate to the policy and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission’s principal office in Washington, D.C., upon payment of a prescribed fee.

Cyber Security

We rely heavily on interconnected computer systems and digital data to conduct our variable product business activities. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Similarly, individual accounts are subject to the risk of unauthorized account access and transactions that target the funds in the accounts stemming from phishing schemes and other actions, or inactions by individual account holders (including the failure to maintain up-to-date security software and anti-virus programs). Such systems failures, cyber-attacks or unauthorized account access affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the underlying funds to lose value. There can be no assurance that we, the underlying funds or our service providers will avoid losses affecting your policy that result from cyber-attacks, information security breaches or unauthorized account access in the future.

For a complete description regarding the Company’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com /individual/terms-of-use.

Other Transamerica Policies

We offer a variety of fixed and variable annuity policies. They may offer features, including investment options, and have fees and charges, that are different from those in the policy offered by this Prospectus. Not every policy we issue is offered through every financial intermediary. Some financial intermediaries may not offer and/or limit the offering of certain features or options, as well as limit the availability of the policies, based on issue age, or other criteria established by the financial intermediary. Upon request, your financial professional can show you information regarding other Transamerica annuity policies that he or she distributes. You can also contact us to find out more about the availability of any of the Transamerica annuity policies.

You should work with your financial professional to decide whether this policy is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

ACCUMULATION UNIT VALUES

(Condensed Financial Information)

Class B

(if you purchased your contract prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

1/1/2008 to 12/31/2008	$13.43	$8.68	118,765.3
1/1/2009 to 12/31/2009	$8.68	$12.16	23,764.3
1/1/2010 to 12/31/2010	$12.16	$15.19	18,578.3
1/1/2011 to 12/31/2011	$15.19	$13.74	23,850.3
1/1/2012 to 12/31/2012	$13.74	$16.02	23,841.8
1/1/2013 to 12/31/2013	$16.02	$21.715234	19,774.071
1/1/2014 to 12/31/2014	$21.715234	$23.292909	14,584.554
1/1/2015 to 12/31/2015	$23.292909	$21.648087	13,698.581
1/1/2016 to 12/31/2016	$21.648087	$26.591900	12,525.153
1/1/2017 to 12/31/2017	$26.591900	$29.599843	12,027.559

AB International Value Fund

1/1/2008 to 12/31/2008	$10.43	$4.79	59,475.7
1/1/2009 to 12/31/2009	$4.79	$6.34	55,064.4
1/1/2010 to 12/31/2010	$6.34	$6.48	45,634.1
1/1/2011 to 12/31/2011	$6.48	$5.10	26,670.6
1/1/2012 to 12/31/2012	$5.10	$5.76	19,226.1
1/1/2013 to 12/31/2013	$5.76	$6.940086	14,156.622
1/1/2014 to 12/31/2014	$6.940086	$6.404498	30,808.144
1/1/2015 to 12/31/2015	$6.404498	$6.484546	23,808.919
1/1/2016 to 12/31/2016	$6.484546	$6.341813	21,196.706
1/1/2017 to 12/31/2017	$6.341813	$7.818418	18,678.037

AB Value Fund

1/1/2008 to 12/31/2008	$12.80	$7.34	9,819.2
1/1/2009 to 12/31/2009	$7.34	$8.64	9,641.5
1/1/2010 to 12/31/2010	$8.64	$9.50	9,687.4
1/1/2011 to 12/31/2011	$9.50	$9.01	9,490.6
1/1/2012 to 12/31/2012	$9.01	$10.22	6,503.4
1/1/2013 to 12/31/2013	$10.22	$13.695436	7,029.558
1/1/2014 to 12/31/2014	$13.695436	$15.089754	5,498.367
1/1/2015 to 12/31/2015	$15.089754	$13.761533	5,608.608
1/1/2016 to 12/31/2016	$13.761533	$15.080709	5,266.621
1/1/2017 to 12/31/2017	$15.080709	$16.888795	4,359.316

AllianzGI NFJ Dividend Value Fund

1/1/2008 to 12/31/2008	$10.28	$6.47	27,003.1
1/1/2009 to 12/31/2009	$6.47	$7.22	41,913.6
1/1/2010 to 12/31/2010	$7.22	$8.06	31,183.7
1/1/2011 to 12/31/2011	$8.06	$8.21	48,459.2
1/1/2012 to 12/31/2012	$8.21	$9.23	54,076.0
1/1/2013 to 12/31/2013	$9.23	$11.728651	51,382.189
1/1/2014 to 12/31/2014	$11.728651	$12.700231	44,006.242
1/1/2015 to 12/31/2015	$12.700231	$11.460322	41,799.238
1/1/2016 to 12/31/2016	$11.460322	$13.114934	32,716.506
1/1/2017 to 12/31/2017	$13.114934	$14.985766	27,511.117

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Small-Cap Value Fund

1/1/2008 to 12/31/2008	$14.94	$10.85	59,719.2
1/1/2009 to 12/31/2009	$10.85	$13.28	59,608.4
1/1/2010 to 12/31/2010	$13.28	$16.38	47,719.7
1/1/2011 to 12/31/2011	$16.38	$16.52	27,897.8
1/1/2012 to 12/31/2012	$16.52	$18.00	24,837.0
1/1/2013 to 12/31/2013	$18.00	$23.391091	24,183.910
1/1/2014 to 12/31/2014	$23.391091	$23.469046	20,986.696
1/1/2015 to 12/31/2015	$23.469046	$21.253246	15,708.712
1/1/2016 to 12/31/2016	$21.253246	$25.796685	12,635.581
1/1/2017 to 12/31/2017	$25.796685	$27.942650	11,895.406

American Funds® – Bond Fund of AmericaSM

1/1/2008 to 12/31/2008	$10.96	$9.50	850,838.1
1/1/2009 to 12/31/2009	$9.50	$10.78	749,997.5
1/1/2010 to 12/31/2010	$10.78	$11.42	241,254.2
1/1/2011 to 12/31/2011	$11.42	$12.01	117,708.6
1/1/2012 to 12/31/2012	$12.01	$12.56	104,778.8
1/1/2013 to 12/31/2013	$12.56	$12.154501	74,098.848
1/1/2014 to 12/31/2014	$12.154501	$12.667392	64,480.097
1/1/2015 to 12/31/2015	$12.667392	$12.535712	56,506.829
1/1/2016 to 12/31/2016	$12.535712	$12.715929	51,847.292
1/1/2017 to 12/31/2017	$12.715929	$12.956009	46,471.229

American Funds® – EuroPacific Growth Fund®

1/1/2008 to 12/31/2008	$19.14	$11.24	999,490.8
1/1/2009 to 12/31/2009	$11.24	$15.44	1,167,561.1
1/1/2010 to 12/31/2010	$15.44	$16.68	266,172.7
1/1/2011 to 12/31/2011	$16.68	$14.23	132,224.8
1/1/2012 to 12/31/2012	$14.23	$16.75	106,222.7
1/1/2013 to 12/31/2013	$16.75	$19.875985	92,180.867
1/1/2014 to 12/31/2014	$19.875985	$19.105534	84,777.867
1/1/2015 to 12/31/2015	$19.105534	$18.707413	74,172.529
1/1/2016 to 12/31/2016	$18.707413	$18.595863	60,262.925
1/1/2017 to 12/31/2017	$18.595863	$24.000546	49,702.134

American Funds® – Growth Fund of America®

1/1/2008 to 12/31/2008	$14.80	$8.91	1,454,615.6
1/1/2009 to 12/31/2009	$8.91	$11.84	181,756.4
1/1/2010 to 12/31/2010	$11.84	$13.13	599,953.1
1/1/2011 to 12/31/2011	$13.13	$12.34	299,604.8
1/1/2012 to 12/31/2012	$12.34	$14.69	243,752.6
1/1/2013 to 12/31/2013	$14.69	$19.406744	204,962.665
1/1/2014 to 12/31/2014	$19.406744	$20.935654	173,763.119
1/1/2015 to 12/31/2015	$20.935654	$21.778746	142,953.304
1/1/2016 to 12/31/2016	$21.778746	$23.311083	114,163.751
1/1/2017 to 12/31/2017	$23.311083	$29.024560	97,657.484

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Income Fund of America®

1/1/2008 to 12/31/2008	$13.33	$9.35	354,928.0
1/1/2009 to 12/31/2009	$9.35	$11.49	312,567.4
1/1/2010 to 12/31/2010	$11.49	$12.70	256,447.5
1/1/2011 to 12/31/2011	$12.70	$13.24	172,257.6
1/1/2012 to 12/31/2012	$13.24	$14.63	162,626.1
1/1/2013 to 12/31/2013	$14.63	$17.067359	127,057.835
1/1/2014 to 12/31/2014	$17.067359	$18.257366	104,328.598
1/1/2015 to 12/31/2015	$18.257366	$17.749502	87,343.849
1/1/2016 to 12/31/2016	$17.749502	$19.371446	77,253.437
1/1/2017 to 12/31/2017	$19.371446	$21.666162	70,917.712

American Funds® – Investment Company of America®

1/1/2008 to 12/31/2008	$13.55	$8.73	420,095.6
1/1/2009 to 12/31/2009	$8.73	$10.96	383,413.0
1/1/2010 to 12/31/2010	$10.96	$12.00	305,618.6
1/1/2011 to 12/31/2011	$12.00	$11.63	162,831.5
1/1/2012 to 12/31/2012	$11.63	$13.27	141,578.5
1/1/2013 to 12/31/2013	$13.27	$17.346870	121,264.852
1/1/2014 to 12/31/2014	$17.346870	$19.190289	107,747.321
1/1/2015 to 12/31/2015	$19.190289	$18.662325	89,210.327
1/1/2016 to 12/31/2016	$18.662325	$21.101068	74,315.224
1/1/2017 to 12/31/2017	$21.101068	$24.923690	62,865.968

AMG Renaissance Large Cap Growth Fund

7/28/2017 to 12/31/2017	$9.939828	$10.799488	1,104.903

BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.19	11,138.4
1/1/2012 to 12/31/2012	$10.19	$11.53	7,499.0
1/1/2013 to 12/31/2013	$11.53	$14.789008	12,905.507
1/1/2014 to 12/31/2014	$14.789008	$13.928869	16,975.496
1/1/2015 to 12/31/2015	$13.928869	$13.804988	11,563.720
1/1/2016 to 12/31/2016	$13.804988	$14.039426	9,851.042
1/1/2017 to 12/31/2017	$14.039426	$17.161139	8,976.347

BlackRock Advantage Large Cap Core Fund

1/1/2008 to 12/31/2008	$14.39	$8.89	76,542.1
1/1/2009 to 12/31/2009	$8.89	$10.57	73,594.3
1/1/2010 to 12/31/2010	$10.57	$11.59	61,185.8
1/1/2011 to 12/31/2011	$11.59	$11.44	65,276.8
1/1/2012 to 12/31/2012	$11.44	$12.91	61,334.0
1/1/2013 to 12/31/2013	$12.91	$17.018019	52,876.474
1/1/2014 to 12/31/2014	$17.018019	$18.764473	54,725.885
1/1/2015 to 12/31/2015	$18.764473	$18.544571	56,154.335
1/1/2016 to 12/31/2016	$18.544571	$20.151258	54,458.491
1/1/2017 to 12/31/2017	$20.151258	$24.226727	53,210.667

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage Large Cap Value Fund

1/1/2008 to 12/31/2008	$14.84	$9.43	80,193.3
1/1/2009 to 12/31/2009	$9.43	$10.62	72,870.7
1/1/2010 to 12/31/2010	$10.62	$11.58	57,780.2
1/1/2011 to 12/31/2011	$11.58	$11.10	61,242.5
1/1/2012 to 12/31/2012	$11.10	$12.33	56,308.7
1/1/2013 to 12/31/2013	$12.33	$16.161602	50,623.125
1/1/2014 to 12/31/2014	$16.161602	$17.810577	40,467.217
1/1/2015 to 12/31/2015	$17.810577	$17.225751	23,571.587
1/1/2016 to 12/31/2016	$17.225751	$19.306467	18,138.596
1/1/2017 to 12/31/2017	$19.306467	$22.358080	17,376.232

BlackRock Advantage U.S. Total Market

1/1/2008 to 12/31/2008	$12.90	$7.48	25,836.2
1/1/2009 to 12/31/2009	$7.48	$9.43	22,001.4
1/1/2010 to 12/31/2010	$9.43	$11.95	41,574.7
1/1/2011 to 12/31/2011	$11.95	$11.47	43,833.7
1/1/2012 to 12/31/2012	$11.47	$12.82	38,485.1
1/1/2013 to 12/31/2013	$12.82	$18.035075	33,557.229
1/1/2014 to 12/31/2014	$18.035075	$18.656295	33,294.562
1/1/2015 to 12/31/2015	$18.656295	$17.146577	24,726.592
1/1/2016 to 12/31/2016	$17.146577	$20.898630	20,302.030
1/1/2017 to 12/31/2017	$20.898630	$22.445034	17,531.214

BlackRock Basic Value Fund, Inc.

1/1/2008 to 12/31/2008	$13.33	$8.34	246,874.3
1/1/2009 to 12/31/2009	$8.34	$10.75	577,733.6
1/1/2010 to 12/31/2010	$10.75	$11.96	69,575.7
1/1/2011 to 12/31/2011	$11.96	$11.46	56,441.2
1/1/2012 to 12/31/2012	$11.46	$12.87	54,029.4
1/1/2013 to 12/31/2013	$12.87	$17.536503	51,260.642
1/1/2014 to 12/31/2014	$17.536503	$19.006286	46,245.356
1/1/2015 to 12/31/2015	$19.006286	$17.611319	255,278.612
1/1/2016 to 12/31/2016	$17.611319	$20.571893	174,418.393
1/1/2017 to 12/31/2017	$20.571893	$21.993216	162,874.421

BlackRock Capital Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$14.12	$8.48	625,134.5
1/1/2009 to 12/31/2009	$8.48	$11.44	641,072.0
1/1/2010 to 12/31/2010	$11.44	$13.48	810,165.4
1/1/2011 to 12/31/2011	$13.48	$12.09	907,332.6
1/1/2012 to 12/31/2012	$12.09	$13.61	695,089.4
1/1/2013 to 12/31/2013	$13.61	$17.978471	309,947.029
1/1/2014 to 12/31/2014	$17.978471	$19.237736	270,565.652
1/1/2015 to 12/31/2015	$19.237736	$20.301569	212,037.546
1/1/2016 to 12/31/2016	$20.301569	$19.977561	198,015.760
1/1/2017 to 12/31/2017	$19.977561	$26.160266	168,323.100

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation Fund, Inc.

1/1/2008 to 12/31/2008	$15.70	$12.31	629,252.1
1/1/2009 to 12/31/2009	$12.31	$14.79	612,878.6
1/1/2010 to 12/31/2010	$14.79	$16.05	749,528.5
1/1/2011 to 12/31/2011	$16.05	$15.26	751,362.4
1/1/2012 to 12/31/2012	$15.26	$16.58	695,140.5
1/1/2013 to 12/31/2013	$16.58	$18.741040	679,492.721
1/1/2014 to 12/31/2014	$18.741040	$18.855097	584,036.117
1/1/2015 to 12/31/2015	$18.855097	$18.425230	519,883.493
1/1/2016 to 12/31/2016	$18.425230	$18.878727	468,370.550
1/1/2017 to 12/31/2017	$18.878727	$21.128438	413,888.130

BlackRock Advantage Global Fund, Inc.

1/1/2008 to 12/31/2008	$16.93	$10.41	31,290.9
1/1/2009 to 12/31/2009	$10.41	$13.85	30,374.7
1/1/2010 to 12/31/2010	$13.85	$16.18	28,909.8
1/1/2011 to 12/31/2011	$16.18	$14.27	27,089.6
1/1/2012 to 12/31/2012	$14.27	$16.43	26,323.0
1/1/2013 to 12/31/2013	$16.43	$21.970942	25,175.159
1/1/2014 to 12/31/2014	$21.970942	$21.819659	23,509.870
1/1/2015 to 12/31/2015	$21.819659	$20.288222	19,628.665
1/1/2016 to 12/31/2016	$20.288222	$21.561072	19,447.195
1/1/2017 to 12/31/2017	$21.561072	$26.298712	15,150.438

BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.18	160,537.0
1/1/2012 to 12/31/2012	$10.18	$11.75	146,607.0
1/1/2013 to 12/31/2013	$11.75	$12.640249	289,531.753
1/1/2014 to 12/31/2014	$12.640249	$12.862473	244,372.192
1/1/2015 to 12/31/2015	$12.862473	$12.154214	214,651.840
1/1/2016 to 12/31/2016	$12.154214	$13.613358	188,136.057
1/1/2017 to 12/31/2017	$13.613358	$14.520150	164,095.129

BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.19	34,671.0
1/1/2012 to 12/31/2012	$9.19	$10.38	31,780.0
1/1/2013 to 12/31/2013	$10.38	$12.528793	29,497.219
1/1/2014 to 12/31/2014	$12.528793	$11.670154	29,093.195
1/1/2015 to 12/31/2015	$11.670154	$11.128420	25,679.253
1/1/2016 to 12/31/2016	$11.128420	$11.027044	22,823.893
1/1/2017 to 12/31/2017	$11.027044	$14.301384	13,092.603

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Focus Growth Fund

1/1/2008 to 12/31/2008	$13.78	$8.58	36,233.5
1/1/2009 to 12/31/2009	$8.58	$11.10	639,760.6
1/1/2010 to 12/31/2010	$11.10	$12.27	60,606.2
1/1/2011 to 12/31/2011	$12.27	$12.14	59,633.4
1/1/2012 to 12/31/2012	$12.14	$13.72	63,037.5
1/1/2013 to 12/31/2013	$13.72	$18.026198	56,538.964
1/1/2014 to 12/31/2014	$18.026198	$20.304860	43,907.397
1/1/2015 to 12/31/2015	$20.304860	$20.504868	39,975.302
1/1/2016 to 12/31/2016	$20.504868	$21.780061	33,003.372
1/1/2017 to 12/31/2017	$21.780061	$27.825717	31,830.919

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.93	6,197.4
1/1/2012 to 12/31/2012	$9.93	$10.28	3,937.3
1/1/2013 to 12/31/2013	$10.28	$10.254470	1,612.088
1/1/2014 to 12/31/2014	$10.254470	$10.246751	1,256.726
1/1/2015 to 12/31/2015	$10.246751	$10.168267	1,134.565
1/1/2016 to 12/31/2016	$10.168267	$10.208790	991.047
1/1/2017 to 12/31/2017	$10.208790	$10.255689	935.647

BlackRock Total Return Portfolio

1/1/2008 to 12/31/2008	$10.71	$9.35	81,258.2
1/1/2009 to 12/31/2009	$9.35	$10.71	82,420.7
1/1/2010 to 12/31/2010	$10.71	$11.60	71,653.7
1/1/2011 to 12/31/2011	$11.60	$11.96	76,409.7
1/1/2012 to 12/31/2012	$11.96	$12.95	75,477.1
1/1/2013 to 12/31/2013	$12.95	$12.728889	67,809.115
1/1/2014 to 12/31/2014	$12.728889	$13.543662	58,382.955
1/1/2015 to 12/31/2015	$13.543662	$13.378707	348,093.102
1/1/2016 to 12/31/2016	$13.378707	$13.634826	433,846.752
1/1/2017 to 12/31/2017	$13.634826	$13.980007	409,442.805

BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.30	24,193.7
1/1/2012 to 12/31/2012	$10.30	$10.42	19,138.1
1/1/2013 to 12/31/2013	$10.42	$10.029231	11,780.547
1/1/2014 to 12/31/2014	$10.029231	$10.433654	16,327.265
1/1/2015 to 12/31/2015	$10.433654	$10.330421	8,798.666
1/1/2016 to 12/31/2016	$10.330421	$10.326417	13,233.108
1/1/2017 to 12/31/2017	$10.326417	$10.370339	13,658.595

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Cohen & Steers Real Estate Securities Fund

1/1/2008 to 12/31/2008	$11.93	$7.53	28,422.9
1/1/2009 to 12/31/2009	$7.53	$10.22	21,384.1
1/1/2010 to 12/31/2010	$10.22	$12.78	18,617.1
1/1/2011 to 12/31/2011	$12.78	$13.39	17,117.8
1/1/2012 to 12/31/2012	$13.39	$15.48	14,349.6
1/1/2013 to 12/31/2013	$15.48	$15.963352	13,311.552
1/1/2014 to 12/31/2014	$15.963352	$20.830504	6,303.332
1/1/2015 to 12/31/2015	$20.830504	$22.083651	6,148.802
1/1/2016 to 12/31/2016	$22.083651	$23.501057	5,009.612
1/1/2017 to 12/31/2017	$23.501057	$25.016150	4,906.547

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965318	$10.071086	83,206.295
1/1/2017 to 12/31/2017	$10.071086	$12.689560	57,240.419

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.67	1,193.3
1/1/2012 to 12/31/2012	$8.67	$9.48	1,191.5
1/1/2013 to 12/31/2013	$9.48	$12.249942	403.169
1/1/2014 to 12/31/2014	$12.249942	$12.941714	383.393
1/1/2015 to 12/31/2015	$12.941714	$13.421191	3,657.027
1/1/2016 to 12/31/2016	$13.421191	$13.502861	6,847.533
1/1/2017 to 12/31/2017	$13.502861	$16.352393	6,461.748

Davis New York Venture Fund, Inc.

1/1/2008 to 12/31/2008	$13.98	$8.28	299,015.5
1/1/2009 to 12/31/2009	$8.28	$10.80	802,500.2
1/1/2010 to 12/31/2010	$10.80	$11.96	286,632.6
1/1/2011 to 12/31/2011	$11.96	$11.25	225,252.0
1/1/2012 to 12/31/2012	$11.25	$12.52	191,424.8
1/1/2013 to 12/31/2013	$12.52	$16.636153	173,681.787
1/1/2014 to 12/31/2014	$16.636153	$17.505485	127,807.341
1/1/2015 to 12/31/2015	$17.505485	$17.801833	104,444.694
1/1/2016 to 12/31/2016	$17.801833	$19.734737	92,750.573
1/1/2017 to 12/31/2017	$19.734737	$23.807397	81,809.880

Delaware Smid Cap Growth Fund

10/8/2010 to 12/31/2010	$10.00	$11.32	15,405.8
1/1/2011 to 12/31/2011	$11.32	$12.07	27,214.4
1/1/2012 to 12/31/2012	$12.07	$13.16	24,652.7
1/1/2013 to 12/31/2013	$13.16	$18.306039	14,530.362
1/1/2014 to 12/31/2014	$18.306039	$18.586047	14,138.302
1/1/2015 to 12/31/2015	$18.586047	$19.650023	11,889.293
1/1/2016 to 12/31/2016	$19.650023	$18.566643	10,523.550
1/1/2017 to 12/31/2017	$18.566643	$24.778786	9,435.327

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$13.29	$8.87	509,778.5
1/1/2009 to 12/31/2009	$8.87	$10.60	12,019.1
1/1/2010 to 12/31/2010	$10.60	$12.07	361,221.0
1/1/2011 to 12/31/2011	$12.07	$12.83	335,953.7
1/1/2012 to 12/31/2012	$12.83	$13.96	257,081.8
1/1/2013 to 12/31/2013	$13.96	$16.745207	180,585.068
1/1/2014 to 12/31/2014	$16.745207	$17.904917	149,356.122
1/1/2015 to 12/31/2015	$17.904917	$17.237893	86,834.657
1/1/2016 to 12/31/2016	$17.237893	$18.255830	74,868.062
1/1/2017 to 12/31/2017	$18.255830	$22.833311	63,327.842

Eaton Vance Floating-Rate Fund

1/1/2008 to 12/31/2008	$10.96	$7.53	23,999.0
1/1/2009 to 12/31/2009	$7.53	$10.87	27,165.2
1/1/2010 to 12/31/2010	$10.87	$11.73	35,586.4
1/1/2011 to 12/31/2011	$11.73	$11.82	35,048.9
1/1/2012 to 12/31/2012	$11.82	$12.63	36,427.5
1/1/2013 to 12/31/2013	$12.63	$13.036459	40,473.053
1/1/2014 to 12/31/2014	$13.036459	$12.922160	32,242.539
1/1/2015 to 12/31/2015	$12.922160	$12.517452	31,209.348
1/1/2016 to 12/31/2016	$12.517452	$13.714058	33,370.889
1/1/2017 to 12/31/2017	$13.714058	$14.096206	34,652.202

Eaton Vance Large-Cap Value Fund

1/1/2008 to 12/31/2008	$10.82	$7.00	257,491.0
1/1/2009 to 12/31/2009	$7.00	$8.09	687,718.7
1/1/2010 to 12/31/2010	$8.09	$8.79	1,030,440.7
1/1/2011 to 12/31/2011	$8.79	$8.29	928,750.7
1/1/2012 to 12/31/2012	$8.29	$9.48	626,806.8
1/1/2013 to 12/31/2013	$9.48	$12.113777	528,341.567
1/1/2014 to 12/31/2014	$12.113777	$13.274489	32,794.075
1/1/2015 to 12/31/2015	$13.274489	$12.967970	27,309.736
1/1/2016 to 12/31/2016	$12.967970	$14.032221	25,735.466
1/1/2017 to 12/31/2017	$14.032221	$15.910281	23,729.813

Federated Equity Income Fund, Inc.

04/19/2013 to 12/31/2013	$10.00	$11.940098	1,514.897
1/1/2014 to 12/31/2014	$11.940098	$12.728114	2,495.538
1/1/2015 to 12/31/2015	$12.728114	$11.887480	2,385.519
1/1/2016 to 12/31/2016	$11.887480	$12.854822	3,527.881
1/1/2017 to 12/31/2017	$12.854822	$14.734079	3,412.211

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann Fund

1/1/2008 to 12/31/2008	$16.96	$9.68	135,163.7
1/1/2009 to 12/31/2009	$9.68	$12.39	129,790.1
1/1/2010 to 12/31/2010	$12.39	$14.51	49,511.5
1/1/2011 to 12/31/2011	$14.51	$12.38	51,223.0
1/1/2012 to 12/31/2012	$12.38	$14.34	45,434.6
1/1/2013 to 12/31/2013	$14.34	$19.873389	38,680.857
1/1/2014 to 12/31/2014	$19.873389	$21.422734	35,337.107
1/1/2015 to 12/31/2015	$21.422734	$22.420203	34,146.190
1/1/2016 to 12/31/2016	$22.420203	$22.822735	28,456.607
1/1/2017 to 12/31/2017	$22.822735	$28.792437	24,984.565

Fidelity® Advisor Equity Growth Fund

1/1/2008 to 12/31/2008	$14.75	$7.73	2,507.3
1/1/2009 to 12/31/2009	$7.73	$9.76	1427.6
1/1/2010 to 12/31/2010	$9.76	$11.91	1,104.3
1/1/2011 to 12/31/2011	$11.91	$11.76	793.9
1/1/2012 to 12/31/2012	$11.76	$13.26	499.9
1/1/2013 to 12/31/2013	$13.26	$17.765484	236.956
1/1/2014 to 12/31/2014	$17.765484	$19.457277	5.042
1/1/2015 to 12/31/2015	$19.457277	$20.510636	0.058
1/1/2016 to 12/31/2016	$20.510636	$20.316231	0.000
1/1/2017 to 12/31/2017	$20.316231	$27.056499	0.000

Invesco Comstock Fund

1/1/2008 to 12/31/2008	$12.47	$7.89	91,756.3
1/1/2009 to 12/31/2009	$7.89	$10.09	87,473.9
1/1/2010 to 12/31/2010	$10.09	$11.52	809,912.7
1/1/2011 to 12/31/2011	$11.52	$11.15	967,384.1
1/1/2012 to 12/31/2012	$11.15	$13.10	706,775.7
1/1/2013 to 12/31/2013	$13.10	$17.491430	618,570.931
1/1/2014 to 12/31/2014	$17.491430	$18.849882	428,201.320
1/1/2015 to 12/31/2015	$18.849882	$17.510847	273,642.469
1/1/2016 to 12/31/2016	$17.510847	$20.377637	198,605.070
1/1/2017 to 12/31/2017	$20.377637	$23.701435	165,740.765

Invesco Mid Cap Core Equity Fund

1/1/2008 to 12/31/2008	$13.63	$9.76	31,240.8
1/1/2009 to 12/31/2009	$9.76	$12.55	182,887.5
1/1/2010 to 12/31/2010	$12.55	$13.95	38,652.1
1/1/2011 to 12/31/2011	$13.95	$12.92	29,467.5
1/1/2012 to 12/31/2012	$12.92	$14.08	29,063.6
1/1/2013 to 12/31/2013	$14.08	$17.963066	25,292.795
1/1/2014 to 12/31/2014	$17.963066	$18.539554	26,132.091
1/1/2015 to 12/31/2015	$18.539554	$17.515744	16,255.645
1/1/2016 to 12/31/2016	$17.515744	$19.375172	14,186.441
1/1/2017 to 12/31/2017	$19.375172	$22.013691	13,852.502

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.92	37,449.6
1/1/2012 to 12/31/2012	$0.92	$1.06	36,521.2
1/1/2013 to 12/31/2013	$1.06	$1.393465	32,134.232
1/1/2014 to 12/31/2014	$1.393465	$1.467141	35,198.831
1/1/2015 to 12/31/2015	$1.467141	$1.297827	34,533.083
1/1/2016 to 12/31/2016	$1.297827	$1.512545	33,926.231
1/1/2017 to 12/31/2017	$1.512545	$1.749265	32,754.130

iShares MSCI EAFE International Index Fund

1/1/2008 to 12/31/2008	$17.25	$9.81	6,585.7
1/1/2009 to 12/31/2009	$9.81	$12.40	6,540.8
1/1/2010 to 12/31/2010	$12.40	$13.11	6,474.2
1/1/2011 to 12/31/2011	$13.11	$11.29	6,409.1
1/1/2012 to 12/31/2012	$11.29	$13.19	1,863.4
1/1/2013 to 12/31/2013	$13.19	$15.786288	1,319.635
1/1/2014 to 12/31/2014	$15.786288	$14.585123	1,302.871
1/1/2015 to 12/31/2015	$14.585123	$14.239347	1,272.638
1/1/2016 to 12/31/2016	$14.239347	$14.172739	1,251.661
1/1/2017 to 12/31/2017	$14.172739	$17.474465	1,236.265

iShares Russell 2000 Small Cap Index Fund

1/1/2008 to 12/31/2008	$13.01	$8.46	8,062.8
1/1/2009 to 12/31/2009	$8.46	$10.55	3,974.1
1/1/2010 to 12/31/2010	$10.55	$13.17	3,936.1
1/1/2011 to 12/31/2011	$13.17	$12.39	3,900.2
1/1/2012 to 12/31/2012	$12.39	$14.19	2,271.5
1/1/2013 to 12/31/2013	$14.19	$19.436200	2,253.220
1/1/2014 to 12/31/2014	$19.436200	$20.066619	1,507.621
1/1/2015 to 12/31/2015	$20.066619	$18.893967	1,496.048
1/1/2016 to 12/31/2016	$18.893967	$22.585595	1,483.643
1/1/2017 to 12/31/2017	$22.585595	$25.505455	1,281.940

iShares S&P 500 Index Fund

04/19/2013 to 12/31/2013	$10.00	$11.922385	73,114.353
1/1/2014 to 12/31/2014	$11.922385	$13.334498	97,312.925
1/1/2015 to 12/31/2015	$13.334498	$13.303899	95,408.204
1/1/2016 to 12/31/2016	$13.303899	$14.658127	98,145.686
1/1/2017 to 12/31/2017	$14.658127	$17.572409	100,886.043

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.93	$12.73	86,932.0
1/1/2010 to 12/31/2010	$12.73	$15.79	12,658.0
1/1/2011 to 12/31/2011	$15.79	$15.29	5,676.6
1/1/2012 to 12/31/2012	$15.29	$17.71	2,886.0
1/1/2013 to 12/31/2013	$17.71	$22.81432	2,228.722
1/1/2014 to 12/31/2014	$22.81432	$25.153294	2,132.484
1/1/2015 to 12/31/2015	$25.153294	$25.609493	125,971.842
1/1/2016 to 12/31/2016	$25.609493	$28.241372	155,060.334
1/1/2017 to 12/31/2017	$28.241372	$35.164706	129,775.685

Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.40	$10.51	752,950.1
1/1/2010 to 12/31/2010	$10.51	$10.98	93,653.9
1/1/2011 to 12/31/2011	$10.98	$10.08	79,429.3
1/1/2012 to 12/31/2012	$10.08	$12.32	71,830.7
1/1/2013 to 12/31/2013	$12.32	$16.034892	59,360.33
1/1/2014 to 12/31/2014	$16.034892	$17.184739	50,470.390
1/1/2015 to 12/31/2015	$17.184739	$18.982114	44,922.993
1/1/2016 to 12/31/2016	$18.982114	$19.129653	40,825.154
1/1/2017 to 12/31/2017	$19.129653	$24.409030	29,063.220

JPMorgan Multi-Capital Market Neutral Fund (1)

1/1/2008 to 12/31/2008	$10.13	$9.97	5,926.0
1/1/2009 to 12/31/2009	$9.97	$9.82	6,530.7
1/1/2010 to 12/31/2010	$9.82	$9.25	7,115.5
1/1/2011 to 12/31/2011	$9.25	$9.10	5,623.3
1/1/2012 to 12/31/2012	$9.10	$8.99	5,728.7
1/1/2013 to 12/31/2013	$8.99	$9.240078	6,444.961
1/1/2014 to 12/31/2014	$9.240078	$9.253946	5,301.666
1/1/2015 to 12/31/2015	$9.253946	$9.247895	5,100.495
1/1/2016 to 12/31/2016	$9.247895	$9.007860	2,202.149
1/1/2017 to 12/31/2017	$9.007860	$9.170673	2,201.039

JPMorgan Small Cap Growth Fund

1/1/2008 to 12/31/2008	$10.97	$6.14	9,238.2
1/1/2009 to 12/31/2009	$6.14	$8.42	11,120.9
1/1/2010 to 12/31/2010	$8.42	$11.12	18,491.0
1/1/2011 to 12/31/2011	$11.12	$10.60	15,137.8
1/1/2012 to 12/31/2012	$10.60	$11.74	14,186.7
1/1/2013 to 12/31/2013	$11.74	$17.149196	14,112.959
1/1/2014 to 12/31/2014	$17.149196	$16.899380	9,766.096
1/1/2015 to 12/31/2015	$16.899380	$16.330490	15,880.319
1/1/2016 to 12/31/2016	$16.330490	$17.385703	16,756.964
1/1/2017 to 12/31/2017	$17.385703	$24.232287	16,811.186

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Lord Abbett Affiliated Fund, Inc.

1/1/2008 to 12/31/2008	$13.41	$8.32	228,842.6
1/1/2009 to 12/31/2009	$8.32	$9.81	18,188.1
1/1/2010 to 12/31/2010	$9.81	$11.08	17,424.6
1/1/2011 to 12/31/2011	$11.08	$10.08	32,088.8
1/1/2012 to 12/31/2012	$10.08	$11.54	21,159.6
1/1/2013 to 12/31/2013	$11.54	$15.061370	17,753.561
1/1/2014 to 12/31/2014	$15.061370	$16.669286	13,615.295
1/1/2015 to 12/31/2015	$16.669286	$15.770355	16,361.266
1/1/2016 to 12/31/2016	$15.770355	$18.275738	14,489.894
1/1/2017 to 12/31/2017	$18.275738	$20.958746	13,458.838

Lord Abbett Bond-Debenture Fund, Inc.

1/1/2008 to 12/31/2008	$11.77	$9.27	26,511.7
1/1/2009 to 12/31/2009	$9.27	$12.40	28,207.4
1/1/2010 to 12/31/2010	$12.40	$13.84	28,357.0
1/1/2011 to 12/31/2011	$13.84	$14.19	51,055.6
1/1/2012 to 12/31/2012	$14.19	$15.88	57,548.5
1/1/2013 to 12/31/2013	$15.88	$16.899690	27,059.247
1/1/2014 to 12/31/2014	$16.899690	$17.442524	21,221.362
1/1/2015 to 12/31/2015	$17.442524	$16.925412	17,983.162
1/1/2016 to 12/31/2016	$16.925412	$18.780411	17,384.385
1/1/2017 to 12/31/2017	$18.780411	$20.256271	18,116.030

Lord Abbett Mid Cap Stock Fund, Inc.

1/1/2008 to 12/31/2008	$13.28	$7.94	84,150.5
1/1/2009 to 12/31/2009	$7.94	$9.93	78,009.8
1/1/2010 to 12/31/2010	$9.93	$12.32	72,761.1
1/1/2011 to 12/31/2011	$12.32	$11.69	65,045.0
1/1/2012 to 12/31/2012	$11.69	$13.21	57,711.7
1/1/2013 to 12/31/2013	$13.21	$17.004069	55,961.976
1/1/2014 to 12/31/2014	$17.004069	$18.741086	47,151.775
1/1/2015 to 12/31/2015	$18.741086	$17.850619	42,797.011
1/1/2016 to 12/31/2016	$17.850619	$20.558236	37,500.863
1/1/2017 to 12/31/2017	$20.558236	$21.731583	35,706.427

Oppenheimer Capital Appreciation Fund

1/1/2008 to 12/31/2008	$13.33	$7.12	18,559.6
1/1/2009 to 12/31/2009	$7.12	$10.10	18,211.0
1/1/2010 to 12/31/2010	$10.10	$10.89	14,005.2
1/1/2011 to 12/31/2011	$10.89	$10.58	13,152.0
1/1/2012 to 12/31/2012	$10.58	$11.88	12,165.0
1/1/2013 to 12/31/2013	$11.88	$15.163841	11,723.383
1/1/2014 to 12/31/2014	$15.163841	$17.231724	10,856.167
1/1/2015 to 12/31/2015	$17.231724	$17.564913	14,099.477
1/1/2016 to 12/31/2016	$17.564913	$16.941109	14,132.062
1/1/2017 to 12/31/2017	$16.941109	$21.169732	13,018.042

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street Fund®

1/1/2008 to 12/31/2008	$13.23	$8.00	2,983.8
1/1/2009 to 12/31/2009	$8.00	$10.17	3,728.2
1/1/2010 to 12/31/2010	$10.17	$11.63	3,225.9
1/1/2011 to 12/31/2011	$11.63	$11.47	3,404.7
1/1/2012 to 12/31/2012	$11.47	$13.20	3,102.7
1/1/2013 to 12/31/2013	$13.20	$17.144319	903.936
1/1/2014 to 12/31/2014	$17.144319	$18.702454	892.376
1/1/2015 to 12/31/2015	$18.702454	$19.045256	880.382
1/1/2016 to 12/31/2016	$19.045256	$20.956583	4,268.562
1/1/2017 to 12/31/2017	$20.956583	$24.161660	8,697.192

Oppenheimer Main Street Mid Cap Fund®

1/1/2008 to 12/31/2008	$13.66	$8.32	14,099.6
1/1/2009 to 12/31/2009	$8.32	$11.26	11,301.4
1/1/2010 to 12/31/2010	$11.26	$13.69	13,530.6
1/1/2011 to 12/31/2011	$13.69	$13.16	24,409.9
1/1/2012 to 12/31/2012	$13.16	$15.18	21,081.9
1/1/2013 to 12/31/2013	$15.18	$19.998300	17,860.216
1/1/2014 to 12/31/2014	$19.998300	$22.173849	15,053.866
1/1/2015 to 12/31/2015	$22.173849	$20.317300	13,906.564
1/1/2016 to 12/31/2016	$20.317300	$22.757933	12,538.456
1/1/2017 to 12/31/2017	$22.757933	$25.776660	8,193.832

PIMCO CommodityRealReturn® Strategy Fund

1/1/2008 to 12/31/2008	$13.33	$7.41	350,455.8
1/1/2009 to 12/31/2009	$7.41	$10.21	272,107.8
1/1/2010 to 12/31/2010	$10.21	$12.45	238,809.6
1/1/2011 to 12/31/2011	$12.45	$11.30	222,594.2
1/1/2012 to 12/31/2012	$11.30	$11.70	204,503.6
1/1/2013 to 12/31/2013	$11.70	$9.817275	192,330.093
1/1/2014 to 12/31/2014	$9.817275	$7.897119	173,563.627
1/1/2015 to 12/31/2015	$7.897119	$5.765041	197,113.108
1/1/2016 to 12/31/2016	$5.765041	$6.498243	164,413.418
1/1/2017 to 12/31/2017	$6.498243	$6.567717	164,940.131

PIMCO Low Duration Fund

1/1/2008 to 12/31/2008	$10.53	$10.22	13,544.9
1/1/2009 to 12/31/2009	$10.22	$11.40	37,399.7
1/1/2010 to 12/31/2010	$11.40	$11.77	258,400.4
1/1/2011 to 12/31/2011	$11.77	$11.79	252,971.9
1/1/2012 to 12/31/2012	$11.79	$12.31	464,387.1
1/1/2013 to 12/31/2013	$12.31	$12.132695	729,408.923
1/1/2014 to 12/31/2014	12.132695	$12.034115	639,053.045
1/1/2015 to 12/31/2015	$12.034115	$11.923272	539,488.399
1/1/2016 to 12/31/2016	$11.923272	$11.960270	509,123.279
1/1/2017 to 12/31/2017	$11.960270	$11.988926	504,231.234

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Real Return Fund

1/1/2008 to 12/31/2008	$11.19	$10.29	534,346.3
1/1/2009 to 12/31/2009	$10.29	$12.04	330,591.1
1/1/2010 to 12/31/2010	$12.04	$12.77	365,234.0
1/1/2011 to 12/31/2011	$12.77	$14.01	316,511.2
1/1/2012 to 12/31/2012	$14.01	$15.06	458,849.9
1/1/2013 to 12/31/2013	$15.06	$13.472459	427,543.339
1/1/2014 to 12/31/2014	$13.472459	$13.704757	359,592.921
1/1/2015 to 12/31/2015	$13.704757	$13.109431	312,237.371
1/1/2016 to 12/31/2016	$13.109431	$13.545574	284,289.396
1/1/2017 to 12/31/2017	$13.545574	$13.846958	285,370.203

PIMCO Total Return Fund

1/1/2008 to 12/31/2008	$11.19	$11.53	2,044,371.7
1/1/2009 to 12/31/2009	$11.53	$12.91	1,737,133.5
1/1/2010 to 12/31/2010	$12.91	$13.82	1,470,092.6
1/1/2011 to 12/31/2011	$13.82	$14.16	1,318,057.0
1/1/2012 to 12/31/2012	$14.16	$15.37	1,590,971.4
1/1/2013 to 12/31/2013	$15.37	$14.833421	1,290,729.358
1/1/2014 to 12/31/2014	$14.833421	$15.276588	1,116,082.151
1/1/2015 to 12/31/2015	$15.276588	$15.137991	656,316.092
1/1/2016 to 12/31/2016	$15.137991	$15.279706	494,252.346
1/1/2017 to 12/31/2017	$15.279706	$15.804666	469,046.684

Pioneer Fund

1/1/2008 to 12/31/2008	$13.66	$8.85	21,569.8
1/1/2009 to 12/31/2009	$8.85	$10.86	20,070.8
1/1/2010 to 12/31/2010	$10.86	$12.41	39,437.8
1/1/2011 to 12/31/2011	$12.41	$11.69	22,317.0
1/1/2012 to 12/31/2012	$11.69	$12.69	14,281.8
1/1/2013 to 12/31/2013	$12.69	$16.678735	12,342.568
1/1/2014 to 12/31/2014	$16.678735	$18.262163	12,821.758
1/1/2015 to 12/31/2015	$18.262163	$17.958025	11,370.474
1/1/2016 to 12/31/2016	$17.958025	$19.437722	9,755.134
1/1/2017 to 12/31/2017	$19.437722	$23.331478	9,328.801

Pioneer High Yield Fund

1/1/2008 to 12/31/2008	$12.03	$7.48	16,710.5
1/1/2009 to 12/31/2009	$7.48	$11.98	99,665.1
1/1/2010 to 12/31/2010	$11.98	$13.92	18,989.4
1/1/2011 to 12/31/2011	$13.92	$13.51	16,990.2
1/1/2012 to 12/31/2012	$13.51	$15.34	18,132.7
1/1/2013 to 12/31/2013	$15.34	$17.019220	13,602.464
1/1/2014 to 12/31/2014	$17.019220	$16.778120	13,732.036
1/1/2015 to 12/31/2015	$16.778120	$15.759731	11,241.791
1/1/2016 to 12/31/2016	$15.759731	$17.765095	8,837.056
1/1/2017 to 12/31/2017	$17.765095	$18.859672	11,429.791

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Real Estate Shares Fund

5/1/2008 to 12/31/2008	$11.58	$6.34	118,910.1
1/1/2009 to 12/31/2009	$6.34	$8.14	121,196.5
1/1/2010 to 12/31/2010	$8.14	$10.32	15,239.7
1/1/2011 to 12/31/2011	$10.32	$11.10	15,401.0
1/1/2012 to 12/31/2012	$11.10	$12.68	17,627.9
1/1/2013 to 12/31/2013	$12.68	$12.666578	19,062.385
1/1/2014 to 12/31/2014	$12.666578	$16.215444	31,144.843
1/1/2015 to 12/31/2015	$16.215444	$16.696983	25,342.398
1/1/2016 to 12/31/2016	$16.696983	$17.496263	17,505.298
1/1/2017 to 12/31/2017	$17.496263	$17.832496	13,987.198

Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.33	2,496.6
1/1/2010 to 12/31/2010	$11.33	$13.39	1,271.9
1/1/2011 to 12/31/2011	$13.39	$12.89	2,007.5
1/1/2012 to 12/31/2012	$12.89	$13.57	2,783.9
1/1/2013 to 12/31/2013	$13.57	$19.350967	867.602
1/1/2014 to 12/31/2014	$19.350967	$20.838212	501.137
1/1/2015 to 12/31/2015	$20.838212	$20.862356	1,133.299
1/1/2016 to 12/31/2016	$20.862356	$21.321080	1,562.113
1/1/2017 to 12/31/2017	$21.321080	$27.327976	1,455.863

Ready Assets Government Liquidity Fund

1/1/2008 to 12/31/2008	$10.82	$10.96	202,303.3
1/1/2009 to 12/31/2009	$10.96	$10.85	114,301.1
1/1/2010 to 12/31/2010	$10.85	$10.72	80,735.8
1/1/2011 to 12/31/2011	$10.72	$10.59	88,090.0
1/1/2012 to 12/31/2012	$10.59	$10.46	90,496.9
1/1/2013 to 12/31/2013	$10.46	$10.326914	95,618.553
1/1/2014 to 12/31/2014	$10.326914	$10.199302	70,964.125
1/1/2015 to 12/31/2015	$10.199302	$10.072903	57,552.073
1/1/2016 to 12/31/2016	$10.072903	$9.948233	52,818.650
1/1/2017 to 12/31/2017	$9.948233	$9.845471	48,225.764

TA Asset Allocation – Conservative

3/27/2017 to 12/31/2017	$10.007998	$10.596600	0.000

TA Asset Allocation –Moderate

3/27/2017 to 12/31/2017	$9.998973	$10.766300	6,183.167

TA Asset Allocation –Moderate Growth

3/27/2017 to 12/31/2017	$9.998973	$11.000853	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.012049	$10.785403	7,778.556

TA Dividend Focused
2/05/2014 to 12/31/2014	$10.008012	$11.406005	622,234.035
1/1/2015 to 12/31/2015	$11.406005	$10.932154	342,085.728
1/1/2016 to 12/31/2016	$10.932154	$12.375619	562,585.222
1/1/2017 to 12/31/2017	$12.375619	$14.166306	474,607.188

TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	26,016.0
1/1/2010 to 12/31/2010	$1.02	$1.13	2,969.7
1/1/2011 to 12/31/2011	$1.13	$1.16	58,814.4
1/1/2012 to 12/31/2012	$1.16	$1.28	102,200.1
1/1/2013 to 12/31/2013	$1.28	$1.312279	110,576.216
1/1/2014 to 12/31/2014	$1.312279	$1.344429	137,612.463
1/1/2015 to 12/31/2015	$1.344429	$1.318103	131,232.550
1/1/2016 to 12/31/2016	$1.318103	$1.376041	128,660.796
1/1/2017 to 12/31/2017	$1.376041	$1.425674	143,863.479

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.019323	$10.612539	0.000

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037972	$10.959058	0.000

TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.073732	$10.574554	1,237,068.849

TA Multi-Cap Growth

5/1/2008 to 12/31/2008	$10.65	$6.75	0.0
1/1/2009 to 12/31/2009	$6.75	$9.00	0.0
1/1/2010 to 12/31/2010	$9.00	$11.98	357,660.7
1/1/2011 to 12/31/2011	$11.98	$10.69	384,141.0
1/1/2012 to 12/31/2012	$10.69	$11.47	387,926.2
1/1/2013 to 12/31/2013	$11.47	$15.635802	279,488.008
1/1/2014 to 12/31/2014	$15.635802	$15.305916	255,696.267
1/1/2015 to 12/31/2015	$15.305916	$14.239146	106,562.501
1/1/2016 to 12/31/2016	$14.239146	$12.469853	12,302.523
1/1/2017 to 12/31/2017	$12.469853	$15.128954	11,252.859

TA Multi-Managed Balanced

3/27/2017	$9.998973	$10.876811	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Small/Mid Cap Value

5/1/2008 to 12/31/2008	$10.39	$6.33	3,345.1
1/1/2009 to 12/31/2009	$6.33	$8.91	5,586.7
1/1/2010 to 12/31/2010	$8.91	$11.39	141,779.3
1/1/2011 to 12/31/2011	$11.39	$10.88	156,211.1
1/1/2012 to 12/31/2012	$10.88	$12.44	131,910.7
1/1/2013 to 12/31/2013	$12.44	$16.696626	408,356.859
1/1/2014 to 12/31/2014	$16.696626	$17.239259	365,117.712
1/1/2015 to 12/31/2015	$17.239259	$16.481416	301,735.182
1/1/2016 to 12/31/2016	$16.481416	$19.653270	265,047.522
1/1/2017 to 12/31/2017	$19.653270	$22.348621	222,311.128

TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034894	$11.084077	33,450.550

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080244	$10.643606	63,626.581

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.05	971,952.1
1/1/2013 to 12/31/2013	$10.05	$13.092908	532,324.022
1/1/2014 to 12/31/2014	$13.092908	$14.293205	453,370.533
1/1/2015 to 12/31/2015	$14.293205	$15.011139	338,309.695
1/1/2016 to 12/31/2016	$15.011139	$15.176186	314,969.952
1/1/2017 to 12/31/2017	$15.176186	$19.294310	267,509.162

TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021954	$10.876736	0.000

Templeton Growth Fund, Inc.

1/1/2008 to 12/31/2008	$14.51	$8.10	64,016.9
1/1/2009 to 12/31/2009	$8.10	$10.47	57,041.2
1/1/2010 to 12/31/2010	$10.47	$11.12	53,775.7
1/1/2011 to 12/31/2011	$11.12	$10.28	48,563.7
1/1/2012 to 12/31/2012	$10.28	$12.34	39,188.1
1/1/2013 to 12/31/2013	$12.34	$15.856549	35,757.244
1/1/2014 to 12/31/2014	$15.856549	$15.359704	29,550.540
1/1/2015 to 12/31/2015	$15.359704	$14.189095	29,312.166
1/1/2016 to 12/31/2016	$14.189095	$15.283359	26,366.866
1/1/2017 to 12/31/2017	$15.283359	$17.780766	25,172.550

Class B

(if you purchased your contract after June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

6/23/2008 to 12/31/2008	$12.90	$8.65	13,697.9
1/1/2009 to 12/31/2009	$8.65	$12.10	7,138.5
1/1/2010 to 12/31/2010	$12.10	$15.10	18,240.7
1/1/2011 to 12/31/2011	$15.10	$13.65	12,275.6
1/1/2012 to 12/31/2012	$13.65	$15.89	4,710.5
1/1/2013 to 12/31/2013	$15.89	$21.515980	8,848.891
1/1/2014 to 12/31/2014	$21.515980	$23.056110	10,354.154
1/1/2015 to 12/31/2015	$23.056110	$21.406575	10,038.796
1/1/2016 to 12/31/2016	$21.406575	$26.268962	7,795.393
1/1/2017 to 12/31/2017	$26.268962	$29.211252	7,501.106

AB International Value Fund

6/23/2008 to 12/31/2008	$9.00	$4.78	17,461.2
1/1/2009 to 12/31/2009	$4.78	$6.33	30,479.9
1/1/2010 to 12/31/2010	$6.33	$6.45	31,331.0
1/1/2011 to 12/31/2011	$6.45	$5.08	29,710.0
1/1/2012 to 12/31/2012	$5.08	$5.72	28,556.6
1/1/2013 to 12/31/2013	$5.72	$6.892948	24,617.413
1/1/2014 to 12/31/2014	$6.892948	$6.354631	24,385.767
1/1/2015 to 12/31/2015	$6.354631	$6.427616	21,180.295
1/1/2016 to 12/31/2016	$6.427616	$6.279852	20,762.673
1/1/2017 to 12/31/2017	$6.279852	$7.734318	29,437.981

AB Value Fund

6/23/2008 to 12/31/2008	$10.68	$7.31	0.0
1/1/2009 to 12/31/2009	$7.31	$8.59	17,039.0
1/1/2010 to 12/31/2010	$8.59	$9.44	27,385.5
1/1/2011 to 12/31/2011	$9.44	$8.94	18,426.0
1/1/2012 to 12/31/2012	$8.94	$10.13	0.0
1/1/2013 to 12/31/2013	$10.13	$13.569734	0.000
1/1/2014 to 12/31/2014	$13.569734	$14.936312	2,118.050
1/1/2015 to 12/31/2015	$14.936312	$13.607977	2,268.092
1/1/2016 to 12/31/2016	$13.607977	$14.897529	2,198.428
1/1/2017 to 12/31/2017	$14.897529	$16.667025	2,274.066

AllianzGI NFJ Dividend Value Fund

6/23/2008 to 12/31/2008	$9.38	$6.46	12,316.3
1/1/2009 to 12/31/2009	$6.46	$7.20	74,876.9
1/1/2010 to 12/31/2010	$7.20	$8.03	75,847.3
1/1/2011 to 12/31/2011	$8.03	$8.17	61,594.9
1/1/2012 to 12/31/2012	$8.17	$9.18	79,332.2
1/1/2013 to 12/31/2013	$9.18	$11.648992	74,005.682
1/1/2014 to 12/31/2014	$11.648992	$12.601360	65,635.478
1/1/2015 to 12/31/2015	$12.601360	$11.359724	40,502.750
1/1/2016 to 12/31/2016	$11.359724	$12.986829	36,109.262
1/1/2017 to 12/31/2017	$12.986829	$14.824597	30,283.593

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Small-Cap Value Fund

6/23/2008 to 12/31/2008	$15.04	$10.81	5,097.6
1/1/2009 to 12/31/2009	$10.81	$13.21	47,691.3
1/1/2010 to 12/31/2010	$13.21	$16.28	43,642.8
1/1/2011 to 12/31/2011	$16.28	$16.41	4,676.2
1/1/2012 to 12/31/2012	$16.41	$17.86	332.8
1/1/2013 to 12/31/2013	$17.86	$23.176452	319.807
1/1/2014 to 12/31/2014	$23.176452	$23.230439	287.296
1/1/2015 to 12/31/2015	$23.230439	$21.016130	83.359
1/1/2016 to 12/31/2016	$21.016130	$25.483398	82.784
1/1/2017 to 12/31/2017	$25.483398	$27.575794	82.258

American Funds® – Bond Fund of AmericaSM

6/23/2008 to 12/31/2008	$10.71	$9.46	79,074.4
1/1/2009 to 12/31/2009	$9.46	$10.72	326,292.2
1/1/2010 to 12/31/2010	$10.72	$11.35	64,918.6
1/1/2011 to 12/31/2011	$11.35	$11.93	1,413.2
1/1/2012 to 12/31/2012	$11.93	$12.46	0.0
1/1/2013 to 12/31/2013	$12.46	$12.042918	0.000
1/1/2014 to 12/31/2014	$12.042918	$12.538551	0.000
1/1/2015 to 12/31/2015	$12.538551	$12.395809	0.000
1/1/2016 to 12/31/2016	$12.395809	$12.561448	0.000
1/1/2017 to 12/31/2017	$12.561448	$12.785845	0.000

American Funds® – EuroPacific Growth Fund®

6/23/2008 to 12/31/2008	$17.12	$11.19	92,628.2
1/1/2009 to 12/31/2009	$11.19	$15.36	381,817.3
1/1/2010 to 12/31/2010	$15.36	$16.57	80,367.3
1/1/2011 to 12/31/2011	$16.57	$14.13	3,403.9
1/1/2012 to 12/31/2012	$14.13	$16.62	809.7
1/1/2013 to 12/31/2013	$16.62	$19.693483	618.678
1/1/2014 to 12/31/2014	$19.693483	$18.911177	490.535
1/1/2015 to 12/31/2015	$18.911177	$18.498585	374.784
1/1/2016 to 12/31/2016	$18.498585	$18.369898	312.489
1/1/2017 to 12/31/2017	$18.369898	$23.685306	265.582

American Funds® – Growth Fund of America®

6/23/2008 to 12/31/2008	$13.97	$8.87	110,547.2
1/1/2009 to 12/31/2009	$8.87	$11.78	184,562.9
1/1/2010 to 12/31/2010	$11.78	$13.05	175,617.7
1/1/2011 to 12/31/2011	$13.05	$12.25	7,763.4
1/1/2012 to 12/31/2012	$12.25	$14.57	2,995.9
1/1/2013 to 12/31/2013	$14.57	$19.228529	2,269.098
1/1/2014 to 12/31/2014	$19.228529	$20.722667	1,781.748
1/1/2015 to 12/31/2015	$20.722667	$21.535635	1,341.603
1/1/2016 to 12/31/2016	$21.535635	$23.027837	1,105.006
1/1/2017 to 12/31/2017	$23.027837	$28.643325	926.950

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Income Fund of America®

6/23/2008 to 12/31/2008	$12.16	$9.31	24,080.9
1/1/2009 to 12/31/2009	$9.31	$11.43	54,044.8
1/1/2010 to 12/31/2010	$11.43	$12.62	50,307.2
1/1/2011 to 12/31/2011	$12.62	$13.14	2,782.2
1/1/2012 to 12/31/2012	$13.14	$14.51	0.0
1/1/2013 to 12/31/2013	$14.51	$16.910658	0.000
1/1/2014 to 12/31/2014	$16.910658	$18.071651	0.000
1/1/2015 to 12/31/2015	$18.071651	$17.551386	0.000
1/1/2016 to 12/31/2016	$17.551386	$19.136086	0.000
1/1/2017 to 12/31/2017	$19.136086	$21.381606	0.000

American Funds® – Investment Company of America®

6/23/2008 to 12/31/2008	$12.11	$8.69	35,092.6
1/1/2009 to 12/31/2009	$8.69	$10.91	114,177.4
1/1/2010 to 12/31/2010	$10.91	$11.92	110,780.0
1/1/2011 to 12/31/2011	$11.92	$11.55	1,135.3
1/1/2012 to 12/31/2012	$11.55	$13.17	0.0
1/1/2013 to 12/31/2013	$13.17	$17.187575	0.000
1/1/2014 to 12/31/2014	$17.187575	$18.995066	0.000
1/1/2015 to 12/31/2015	$18.995066	$18.454006	0.000
1/1/2016 to 12/31/2016	$18.454006	$20.844689	0.000
1/1/2017 to 12/31/2017	$20.844689	$24.596350	0.000

AMG Renaissance Large Cap Growth Fund

7/28/2017 to 12/31/2017	$9.939772	$10.794870	0.000

BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.19	16,149.7
1/1/2012 to 12/31/2012	$10.19	$11.51	11,740.6
1/1/2013 to 12/31/2013	$11.51	$14.754973	12,537.827
1/1/2014 to 12/31/2014	$14.754973	$13.882909	13,592.233
1/1/2015 to 12/31/2015	$13.882909	$13.745678	12,553.303
1/1/2016 to 12/31/2016	$13.745678	$13.965127	11,541.584
1/1/2017 to 12/31/2017	$13.965127	$17.053316	10,058.274

BlackRock Advantage Large Cap Core Fund

6/23/2008 to 12/31/2008	$12.40	$8.85	1,947.1
1/1/2009 to 12/31/2009	$8.85	$10.52	21,542.7
1/1/2010 to 12/31/2010	$10.52	$11.52	15,393.1
1/1/2011 to 12/31/2011	$11.52	$11.36	24,606.0
1/1/2012 to 12/31/2012	$11.36	$12.80	23,266.2
1/1/2013 to 12/31/2013	$12.80	$16.861886	12,749.286
1/1/2014 to 12/31/2014	$16.861886	$18.573730	10,801.070
1/1/2015 to 12/31/2015	$18.573730	$18.337716	10,122.121
1/1/2016 to 12/31/2016	$18.337716	$19.906575	8,694.255
1/1/2017 to 12/31/2017	$19.906575	$23.908709	10,142.945

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage Large Cap Value Fund

6/23/2008 to 12/31/2008	$13.24	$9.39	13,723.4
1/1/2009 to 12/31/2009	$9.39	$10.57	21,157.2
1/1/2010 to 12/31/2010	$10.57	$11.51	21,007.0
1/1/2011 to 12/31/2011	$11.51	$11.02	25,942.3
1/1/2012 to 12/31/2012	$11.02	$12.23	15,710.1
1/1/2013 to 12/31/2013	$12.23	$16.013300	21,823.387
1/1/2014 to 12/31/2014	$16.013300	$17.629510	17,344.835
1/1/2015 to 12/31/2015	$17.629510	$17.033573	16,258.289
1/1/2016 to 12/31/2016	$17.033573	$19.071999	15,315.878
1/1/2017 to 12/31/2017	$19.071999	$22.064561	16,649.652

BlackRock Advantage U.S. Total Market Fund, Inc.

6/23/2008 to 12/31/2008	$12.08	$7.45	3,376.2
1/1/2009 to 12/31/2009	$7.45	$9.38	12,229.6
1/1/2010 to 12/31/2010	$9.38	$11.87	11,025.4
1/1/2011 to 12/31/2011	$11.87	$11.39	13,704.7
1/1/2012 to 12/31/2012	$11.39	$12.72	10,065.1
1/1/2013 to 12/31/2013	$12.72	$17.869511	8,036.006
1/1/2014 to 12/31/2014	$17.869511	$18.466546	7,658.522
1/1/2015 to 12/31/2015	$18.466546	$16.955204	7,473.383
1/1/2016 to 12/31/2016	$16.955204	$20.644730	6,490.978
1/1/2017 to 12/31/2017	$20.644730	$22.150260	9,071.646

BlackRock Basic Value

6/23/2008 to 12/31/2008	$11.92	$8.31	32,664.6
1/1/2009 to 12/31/2009	$8.31	$10.69	281,960.7
1/1/2010 to 12/31/2010	$10.69	$11.88	28,429.3
1/1/2011 to 12/31/2011	$11.88	$11.37	27,586.4
1/1/2012 to 12/31/2012	$11.37	$12.77	13,657.4
1/1/2013 to 12/31/2013	$12.77	$17.375522	10,509.318
1/1/2014 to 12/31/2014	$17,375522	$18.812983	7,902.010
1/1/2015 to 12/31/2015	$18.812983	$17.414771	138,141.815
1/1/2016 to 12/31/2016	$17.414771	$20.321965	98,156.403
1/1/2017 to 12/31/2017	$20.321965	$21.704361	85,563.186

BlackRock Capital Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$13.05	$8.44	71,843.4
1/1/2009 to 12/31/2009	$8.44	$11.38	276,989.9
1/1/2010 to 12/31/2010	$11.38	$13.39	380,893.7
1/1/2011 to 12/31/2011	$13.39	$12.01	474,071.0
1/1/2012 to 12/31/2012	$12.01	$13.49	374,488.4
1/1/2013 to 12/31/2013	$13.49	$17.813470	187,459.131
1/1/2014 to 12/31/2014	$17.813470	$19.042130	178,600.135
1/1/2015 to 12/31/2015	$19.042130	$20.075066	149,047.992
1/1/2016 to 12/31/2016	$20.075066	$19.734928	142,819.581
1/1/2017 to 12/31/2017	$19.734928	$25.816801	118,936.760

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation Fund, Inc.

6/23/2008 to 12/31/2008	$15.22	$12.26	149,658.0
1/1/2009 to 12/31/2009	$12.26	$14.72	857,230.8
1/1/2010 to 12/31/2010	$14.72	$15.95	920,588.0
1/1/2011 to 12/31/2011	$15.95	$15.15	873,275.6
1/1/2012 to 12/31/2012	$15.15	$16.45	771,765.3
1/1/2013 to 12/31/2013	$16.45	$18.569040	738,986.584
1/1/2014 to 12/31/2014	$18.569040	$18.663370	692,767.004
1/1/2015 to 12/31/2015	$18.663370	$18.219642	653,767.919
1/1/2016 to 12/31/2016	$18.219642	$18.649428	620,228.608
1/1/2017 to 12/31/2017	$18.649428	$20,850997	558,725.074

BlackRock Advantage Global Fund, Inc.

6/23/2008 to 12/31/2008	$16.28	$10.36	0.0
1/1/2009 to 12/31/2009	$10.36	$13.78	0.0
1/1/2010 to 12/31/2010	$13.78	$16.08	0.0
1/1/2011 to 12/31/2011	$16.08	$14.17	0.0
1/1/2012 to 12/31/2012	$14.17	$16.30	0.0
1/1/2013 to 12/31/2013	$16.30	$21.769323	0.000
1/1/2014 to 12/31/2014	$21.769323	$21.597804	0.000
1/1/2015 to 12/31/2015	$21.597804	$20.061849	0.000
1/1/2016 to 12/31/2016	$20.061849	$21.299187	0.000
1/1/2017 to 12/31/2017	$21.299187	$25.953400	0.000

BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.18	110,681.3
1/1/2012 to 12/31/2012	$10.18	$11.73	127,397.4
1/1/2013 to 12/31/2013	$11.73	$12.611170	229,124.767
1/1/2014 to 12/31/2014	$12.611170	$12.820047	205,260.229
1/1/2015 to 12/31/2015	$12.820047	$12.102008	205,836.923
1/1/2016 to 12/31/2016	$12.102008	$13.541348	175,577.234
1/1/2017 to 12/31/2017	$13.541348	$14.428942	151,337.376

BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.19	10,876.4
1/1/2012 to 12/31/2012	$9.19	$10.37	27,646.7
1/1/2013 to 12/31/2013	$10.37	$12.499007	25,903.724
1/1/2014 to 12/31/2014	$12.499007	$11.630769	25,299.140
1/1/2015 to 12/31/2015	$11.630769	$11.079768	20,566.748
1/1/2016 to 12/31/2016	$11.079768	$10.967856	20,234.682
1/1/2017 to 12/31/2017	$10.967856	$14.210457	24,434.098

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Focus Growth Fund

6/23/2008 to 12/31/2008	$12.15	$8.54	1,246.0
1/1/2009 to 12/31/2009	$8.54	$11.04	271,699.3
1/1/2010 to 12/31/2010	$11.04	$12.19	12,051.4
1/1/2011 to 12/31/2011	$12.19	$12.05	25,918.3
1/1/2012 to 12/31/2012	$12.05	$13.61	27,724.2
1/1/2013 to 12/31/2013	$13.61	$17.860826	19,996.432
1/1/2014 to 12/31/2014	$17.860826	$20.098480	15,353.503
1/1/2015 to 12/31/2015	$20.098480	$20.276166	19,939.933
1/1/2016 to 12/31/2016	$20.276166	$21.515628	16,949.164
1/1/2017 to 12/31/2017	$21.515628	$27.460505	13,925.889

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.93	0.0
1/1/2012 to 12/31/2012	$9.93	$10.27	0.0
1/1/2013 to 12/31/2013	$10.27	$10.229319	0.000
1/1/2014 to 12/31/2014	$10.229319	$10.211412	0.000
1/1/2015 to 12/31/2015	$10.211412	$10.123064	0.000
1/1/2016 to 12/31/2016	$10.123064	$10.153259	0.000
1/1/2017 to 12/31/2017	$10.153259	$10.189733	0.000

BlackRock Total Return Portfolio

6/23/2008 to 12/31/2008	$10.42	$9.31	0.0
1/1/2009 to 12/31/2009	$9.31	$10.65	1,835.0
1/1/2010 to 12/31/2010	$10.65	$11.53	1,613.4
1/1/2011 to 12/31/2011	$11.53	$11.87	3,342.6
1/1/2012 to 12/31/2012	$11.87	$12.85	14,232.7
1/1/2013 to 12/31/2013	$12.85	$12.612032	12,337.525
1/1/2014 to 12/31/2014	$12.612032	$13.405910	36,676.192
1/1/2015 to 12/31/2015	$13.405910	$13.229398	299,683.441
1/1/2016 to 12/31/2016	$13.229398	$13.469183	370,784.197
1/1/2017 to 12/31/2017	$13.469183	$13.796403	353,028.283

BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.29	24,744.8
1/1/2012 to 12/31/2012	$10.29	$10.41	25,353.7
1/1/2013 to 12/31/2013	$10.41	$10.004616	26,811.089
1/1/2014 to 12/31/2014	$10.004616	$10.397641	25,718.703
1/1/2015 to 12/31/2015	$10.397641	$10.284470	24,762.819
1/1/2016 to 12/31/2016	$10.284470	$10.270206	17,610.003
1/1/2017 to 12/31/2017	$10.270206	$10.303602	18,146.461

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Cohen & Steers Real Estate Securities Fund

6/23/2008 to 12/31/2008	$11.70	$7.50	0.0
1/1/2009 to 12/31/2009	$7.50	$10.17	0.0
1/1/2010 to 12/31/2010	$10.17	$12.70	0.0
1/1/2011 to 12/31/2011	$12.70	$13.29	0.0
1/1/2012 to 12/31/2012	$13.29	$15.35	0.0
1/1/2013 to 12/31/2013	$15.35	$15.816831	0.000
1/1/2014 to 12/31/2014	$15.816831	$20.618708	0.000
1/1/2015 to 12/31/2015	$20.618708	$21.837268	0.000
1/1/2016 to 12/31/2016	$21.837268	$23.215646	0.000
1/1/2017 to 12/31/2017	$23.215646	$24.687719	0.000

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965290	$10.069294	21,762.309
1/1/2017 to 12/31/2017	$10.069294	$12.674655	17,219.216

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.66	0.0
1/1/2012 to 12/31/2012	$8.66	$9.46	3,288.2
1/1/2013 to 12/31/2013	$9.46	$12.216643	7,446.507
1/1/2014 to 12/31/2014	$12.216643	$12.893621	7,200.589
1/1/2015 to 12/31/2015	$12.893621	$13.357948	6,731.629
1/1/2016 to 12/31/2016	$13.357948	$13.425795	6,941.243
1/1/2017 to 12/31/2017	$13.425795	$16.242866	6,308.391

Davis New York Venture Fund, Inc.

6/23/2008 to 12/31/2008	$12.57	$8.24	25,270.4
1/1/2009 to 12/31/2009	$8.24	$10.74	326,564.5
1/1/2010 to 12/31/2010	$10.74	$11.88	68,497.5
1/1/2011 to 12/31/2011	$11.88	$11.16	60,138.6
1/1/2012 to 12/31/2012	$11.16	$12.42	53,543.6
1/1/2013 to 12/31/2013	$12.42	$16.483422	49,277.018
1/1/2014 to 12/31/2014	$16.483422	$17.327433	38,569.626
1/1/2015 to 12/31/2015	$17.327433	$17.603151	27,871.157
1/1/2016 to 12/31/2016	$17.603151	$19.494972	20,613.075
1/1/2017 to 12/31/2017	$19.494972	$23.494727	15,105.503

Delaware Smid Cap Growth Fund

10/08/2010 to 12/31/2010	$10.00	$11.32	2,304.1
1/1/2011 to 12/31/2011	$11.32	$12.06	8,528.7
1/1/2012 to 12/31/2012	$12.06	$13.13	14,434.3
1/1/2013 to 12/31/2013	$13.13	$18.247338	7960.432
1/1/2014 to 12/31/2014	$18.247338	$18.507924	7,782.088
1/1/2015 to 12/31/2015	$18.507924	$19.547867	6,964.402
1/1/2016 to 12/31/2016	$19.547867	$18.451648	7,466.673
1/1/2017 to 12/31/2017	$18.451648	$24.600786	6,553.028

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$12.26	$8.84	55,014.0
1/1/2009 to 12/31/2009	$8.84	$10.55	542.7
1/1/2010 to 12/31/2010	$10.55	$12.00	186,510.7
1/1/2011 to 12/31/2011	$12.00	$12.74	199,053.5
1/1/2012 to 12/31/2012	$12.74	$13.85	171,286.6
1/1/2013 to 12/31/2013	$13.85	$16.591532	111,158.101
1/1/2014 to 12/31/2014	$16.591532	$17.722869	101,163.929
1/1/2015 to 12/31/2015	$17.722869	$17.045567	54,445.284
1/1/2016 to 12/31/2016	$17.045567	$18.034098	49,172.022
1/1/2017 to 12/31/2017	$18.034098	$22.533518	39,850.960

Eaton Vance Floating-Rate Fund

6/23/2008 to 12/31/2008	$10.76	$7.49	5,673.8
1/1/2009 to 12/31/2009	$7.49	$10.81	14,999.8
1/1/2010 to 12/31/2010	$10.81	$11.65	17,487.9
1/1/2011 to 12/31/2011	$11.65	$11.74	29,078.0
1/1/2012 to 12/31/2012	$11.74	$12.52	28,453.4
1/1/2013 to 12/31/2013	$12.52	$12.916755	34,830.393
1/1/2014 to 12/31/2014	$12.916755	$12.790715	34,342.910
1/1/2015 to 12/31/2015	$12.790715	$12.377737	29,095.198
1/1/2016 to 12/31/2016	$12.377737	$13.547431	30,176.517
1/1/2017 to 12/31/2017	$13.547431	$13.911066	16,939.565

Eaton Vance Large-Cap Value Fund

6/23/2008 to 12/31/2008	$10.21	$6.99	45,508.8
1/1/2009 to 12/31/2009	$6.99	$8.07	374,090.3
1/1/2010 to 12/31/2010	$8.07	$8.76	580,484.3
1/1/2011 to 12/31/2011	$8.76	$8.26	585,254.2
1/1/2012 to 12/31/2012	$8.26	$9.43	415,358.8
1/1/2013 to 12/31/2013	$9.43	$12.031533	307,976.221
1/1/2014 to 12/31/2014	$12.031533	$13.171181	40,440.321
1/1/2015 to 12/31/2015	$13.171181	$12.854179	38,135.689
1/1/2016 to 12/31/2016	$12.854179	$13.895201	34,552.603
1/1/2017 to 12/31/2017	$13.895201	$15.739220	30,246.966

Federated Equity Income Fund, Inc.

4/19/2013 to 12/31/2013	$10.00	$11.931726	9,023.567
1/1/2014 to 12/31/2014	$11.931726	$12.706480	7,289.124
1/1/2015 to 12/31/2015	$12.706480	$11.855407	7,327.890
1/1/2016 to 12/31/2016	$11.855407	$12.807340	7,236.919
1/1/2017 to 12/31/2017	$12.807340	$14.665039	13,433.304

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann Fund

6/23/2008 to 12/31/2008	$14.88	$9.63	17,135.3
1/1/2009 to 12/31/2009	$9.63	$12.33	48,656.3
1/1/2010 to 12/31/2010	$12.33	$14.42	19,206.1
1/1/2011 to 12/31/2011	$14.42	$12.29	23,044.7
1/1/2012 to 12/31/2012	$12.29	$14.22	19,855.3
1/1/2013 to 12/31/2013	$14.22	$19.690953	15,340.298
1/1/2014 to 12/31/2014	$19.690953	$21.204857	15,216.367
1/1/2015 to 12/31/2015	$21.204857	$22.169989	10,394.544
1/1/2016 to 12/31/2016	$22.169989	$22.545476	9,213.729
1/1/2017 to 12/31/2017	$22.545476	$28.414327	8,499.634

Fidelity® Advisor Equity Growth Fund

6/23/2008 to 12/31/2008	$13.44	$7.69	0.0
1/1/2009 to 12/31/2009	$7.69	$9.71	0.0
1/1/2010 to 12/31/2010	$9.71	$11.84	0.0
1/1/2011 to 12/31/2011	$11.84	$11.68	0.0
1/1/2012 to 12/31/2012	$11.68	$13.15	0.0
1/1/2013 to 12/31/2013	$13.15	$17.602418	0.000
1/1/2014 to 12/31/2014	$17.602418	$19.259419	0.000
1/1/2015 to 12/31/2015	$19.259419	$20.281776	0.000
1/1/2016 to 12/31/2016	$20.281776	$20.069465	0.000
1/1/2017 to 12/31/2017	$20.069465	$26.701259	0.000

Invesco Comstock Fund

6/23/2008 to 12/31/2008	$10.62	$7.86	0.0
1/1/2009 to 12/31/2009	$7.86	$10.04	5,209.4
1/1/2010 to 12/31/2010	$10.04	$11.45	398,751.7
1/1/2011 to 12/31/2011	$11.45	$11.07	498,068.9
1/1/2012 to 12/31/2012	$11.07	$12.99	350,750.3
1/1/2013 to 12/31/2013	$12.99	$17.330809	324,602.857
1/1/2014 to 12/31/2014	$17.330809	$18.658111	242,450.279
1/1/2015 to 12/31/2015	$18.658111	$17.315366	177,761.413
1/1/2016 to 12/31/2016	$17.315366	$20.130012	119,829.813
1/1/2017 to 12/31/2017	$20.130012	$23.390110	99,242.494

Invesco Mid Cap Core Equity Fund

6/23/2008 to 12/31/2008	$13.09	$9.72	1,899.9
1/1/2009 to 12/31/2009	$9.72	$12.49	82,900.8
1/1/2010 to 12/31/2010	$12.49	$13.86	30,591.6
1/1/2011 to 12/31/2011	$13.86	$12.82	27,379.7
1/1/2012 to 12/31/2012	$12.82	$13.96	21,292.8
1/1/2013 to 12/31/2013	$13.96	$17.798211	12,637.577
1/1/2014 to 12/31/2014	$17.798211	$18.351035	10,537.505
1/1/2015 to 12/31/2015	$18.351035	$17.320306	10,691.346
1/1/2016 to 12/31/2016	$17.320306	$19.139832	8,400.669
1/1/2017 to 12/31/2017	$19.139832	$21.724649	11,921.718

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.92	46,872.5
1/1/2012 to 12/31/2012	$0.92	$1.06	41,396.6
1/1/2013 to 12/31/2013	$1.06	$1.389830	41,599.729
1/1/2014 to 12/31/2014	$1.389830	$1.461842	38,816.722
1/1/2015 to 12/31/2015	$1.461842	$1.291843	41,067.020
1/1/2016 to 12/31/2016	$1.291843	$1.504073	40,658.490
1/1/2017 to 12/31/2017	$1.504073	$1.737735	$58,258.030

iShares MSCI EAFE International Index Fund

6/23/2008 to 12/31/2008	$15.29	$9.77	0.0
1/1/2009 to 12/31/2009	$9.77	$12.34	0.0
1/1/2010 to 12/31/2010	$12.34	$13.03	0.0
1/1/2011 to 12/31/2011	$13.03	$11.20	0.0
1/1/2012 to 12/31/2012	$11.20	$13.08	0.0
1/1/2013 to 12/31/2013	$13.08	$15.641385	0.000
1/1/2014 to 12/31/2014	$15.641385	$14.436788	0.000
1/1/2015 to 12/31/2015	$14.436788	$14.080424	0.000
1/1/2016 to 12/31/2016	$14.080424	$14.000545	0.000
1/1/2017 to 12/31/2017	$14.000545	$17.244961	0.000

iShares Russell 2000 Small Cap Index Fund

6/23/2008 to 12/31/2008	$12.14	$8.42	0.0
1/1/2009 to 12/31/2009	$8.42	$10.50	0.0
1/1/2010 to 12/31/2010	$10.50	$13.09	0.0
1/1/2011 to 12/31/2011	$13.09	$12.30	0.0
1/1/2012 to 12/31/2012	$12.30	$14.07	0.0
1/1/2013 to 12/31/2013	$14.07	$19.257856	0.000
1/1/2014 to 12/31/2014	$19.257856	$19.862612	0.000
1/1/2015 to 12/31/2015	$19.862612	$18.683173	0.000
1/1/2016 to 12/31/2016	$18.683173	$22.311304	0.000
1/1/2017 to 12/31/2017	$22.311304	$25.170592	0.000

iShares S&P 500 Index Fund

4/19/2013 to 12/31/2013	$10.00	$11.914041	43,974.056
1/1/2014 to 12/31/2014	$11.914041	$13.311855	40,857.944
1/1/2015 to 12/31/2015	$13.311855	$13.268022	39,211.558
1/1/2016 to 12/31/2016	$13.268022	$14.604002	37,141.385
1/1/2017 to 12/31/2017	$14.604002	$17.490073	39,915.830

Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.93	$12.73	40,331.4
1/1/2010 to 12/31/2010	$12.73	$15,76	12,096.2
1/1/2011 to 12/31/2011	$15,76	$15.25	14,829.5
1/1/2012 to 12/31/2012	$15.25	$17.65	14,221.4
1/1/2013 to 12/31/2013	$17.65	$22.712576	20,595.287
1/1/2014 to 12/31/2014	$22.712576	$25.016077	17,707.427
1/1/2015 to 12/31/2015	$25.016077	$25.444333	91,280.621
1/1/2016 to 12/31/2016	$25.444333	$28.031205	110,322.512
1/1/2017 to 12/31/2017	$28.031205	$34.868255	92,193.048

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.39	$10.48	425,158.0
1/1/2010 to 12/31/2010	$10.48	$10.94	129,158.8
1/1/2011 to 12/31/2011	$10.94	$10.03	127,150.8
1/1/2012 to 12/31/2012	$10.03	$12.25	114,601.8
1/1/2013 to 12/31/2013	$12.25	$15.926006	102,263.968
1/1/2014 to 12/31/2014	$15.926006	$17.050996	94,647.606
1/1/2015 to 12/31/2015	$17.050996	$18.815565	74,205.363
1/1/2016 to 12/31/2016	$18.815565	$18.942864	72,459.641
1/1/2017 to 12/31/2017	$18.942864	$24.146609	61,769.388

JPMorgan Multi-Capital Market Neutral Fund (1)

6/23/2008 to 12/31/2008	$10.14	$9.94	0.0
1/1/2009 to 12/31/2009	$9.94	$9.78	1,768.9
1/1/2010 to 12/31/2010	$9.78	$9.21	3,174.8
1/1/2011 to 12/31/2011	$9.21	$9.05	4,040.1
1/1/2012 to 12/31/2012	$9.05	$8.93	2,578.9
1/1/2013 to 12/31/2013	$8.93	$9.168179	2,886.372
1/1/2014 to 12/31/2014	$9.168179	$9.172763	2,935.979
1/1/2015 to 12/31/2015	$9.172763	$9.157591	2,888.902
1/1/2016 to 12/31/2016	$9.157591	$8.910976	3,001.698
1/1/2017 to 12/31/2017	$8.910976	$9.062989	3,231.196

JPMorgan Small Cap Growth Fund

6/23/2008 to 12/31/2008	$9.49	$6.13	5,256.6
1/1/2009 to 12/31/2009	$6.13	$8.39	11,574.2
1/1/2010 to 12/31/2010	$8.39	$11.08	10,252.8
1/1/2011 to 12/31/2011	$11.08	$10.55	11,693.7
1/1/2012 to 12/31/2012	$10.55	$11.68	9,341.6
1/1/2013 to 12/31/2013	$11.68	$17.032754	17,673.996
1/1/2014 to 12/31/2014	$17.032754	$16.767857	12,667.444
1/1/2015 to 12/31/2015	$16.767857	$16.187188	9,007.059
1/1/2016 to 12/31/2016	$16.187188	$17.215919	7,620.421
1/1/2017 to 12/31/2017	$17.215919	$23.971766	8,128.390

Lord Abbett Affiliated Fund, Inc.

6/23/2008 to 12/31/2008	$11.61	$8.29	42,253.5
1/1/2009 to 12/31/2009	$8.29	$9.76	15,475.4
1/1/2010 to 12/31/2010	$9.76	$11.01	13,970.4
1/1/2011 to 12/31/2011	$11.01	$10.01	24,478.9
1/1/2012 to 12/31/2012	$10.01	$11.45	21,982.9
1/1/2013 to 12/31/2013	$11.45	$14.923094	18,913.469
1/1/2014 to 12/31/2014	$14.923094	$16.499744	17,237.986
1/1/2015 to 12/31/2015	$16.499744	$15.594359	16,227.567
1/1/2016 to 12/31/2016	$15.594359	$18.053735	14,801.105
1/1/2017 to 12/31/2017	$18.053735	$20.683534	17,797.161

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Lord Abbett Bond-Debenture Fund, Inc.

6/23/2008 to 12/31/2008	$11.63	$9.23	3,447.3
1/1/2009 to 12/31/2009	$9.23	$12.34	40,265.3
1/1/2010 to 12/31/2010	$12.34	$13.75	37,773.6
1/1/2011 to 12/31/2011	$13.75	$14.09	30,855.4
1/1/2012 to 12/31/2012	$14.09	$15.75	28,370.1
1/1/2013 to 12/31/2013	$15.75	$16.744531	39,196.467
1/1/2014 to 12/31/2014	$16.744531	$17.265115	25,849.072
1/1/2015 to 12/31/2015	$17.265115	$16.736512	25,676.237
1/1/2016 to 12/31/2016	$16.736512	$18.552275	24,357.551
1/1/2017 to 12/31/2017	$18.552275	$19.990239	32,405.099

Lord Abbett Mid Cap Stock Fund, Inc.

6/23/2008 to 12/31/2008	$11.77	$7.91	18,194.4
1/1/2009 to 12/31/2009	$7.91	$9.88	23,902.5
1/1/2010 to 12/31/2010	$9.88	$12.24	22,899.3
1/1/2011 to 12/31/2011	$12.24	$11.60	21,391.2
1/1/2012 to 12/31/2012	$11.60	$13.10	17,590.9
1/1/2013 to 12/31/2013	$13.10	$16.848045	18,826.605
1/1/2014 to 12/31/2014	$16.848045	$18.550565	17,454.879
1/1/2015 to 12/31/2015	$18.550565	$17.651473	15,908.191
1/1/2016 to 12/31/2016	$17.651473	$20.308568	14,695.138
1/1/2017 to 12/31/2017	$20.308568	$21.446270	17,965.695

Oppenheimer Capital Appreciation Fund

6/23/2008 to 12/31/2008	$12.52	$7.09	0.0
1/1/2009 to 12/31/2009	$7.09	$10.05	0.0
1/1/2010 to 12/31/2010	$10.05	$10.82	0.0
1/1/2011 to 12/31/2011	$10.82	$10.51	0.0
1/1/2012 to 12/31/2012	$10.51	$11.78	0.0
1/1/2013 to 12/31/2013	$11.78	$15.024670	0.000
1/1/2014 to 12/31/2014	$15.024670	$17.056513	0.000
1/1/2015 to 12/31/2015	$17.056513	$17.368940	0.000
1/1/2016 to 12/31/2016	$17.368940	$16.735359	4,131.846
1/1/2017 to 12/31/2017	$16.735359	$20.891797	3,611.340

Oppenheimer Main Street Fund®

6/23/2008 to 12/31/2008	$12.15	$7.97	0.0
1/1/2009 to 12/31/2009	$7.97	$10.12	0.0
1/1/2010 to 12/31/2010	$10.12	$11.56	0.0
1/1/2011 to 12/31/2011	$11.56	$11.38	1,470.2
1/1/2012 to 12/31/2012	$11.38	$13.09	3,534.5
1/1/2013 to 12/31/2013	$13.09	$16.986957	3,673.518
1/1/2014 to 12/31/2014	$16.986957	$18.512274	3,711.353
1/1/2015 to 12/31/2015	$18.512274	$18.832746	3,113.359
1/1/2016 to 12/31/2016	$18.832746	$20.702039	3,708.573
1/1/2017 to 12/31/2017	$20.702039	$23.844413	2,291.607

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street Mid Cap Fund®

6/23/2008 to 12/31/2008	$12.80	$8.29	0.0
1/1/2009 to 12/31/2009	$8.29	$11.20	7,165.7
1/1/2010 to 12/31/2010	$11.20	$13.61	4,661.5
1/1/2011 to 12/31/2011	$13.61	$13.07	10,064.3
1/1/2012 to 12/31/2012	$13.07	$15.06	8,567.3
1/1/2013 to 12/31/2013	$15.06	$19.814817	5,934.621
1/1/2014 to 12/31/2014	$19.814817	$21.948452	5,385.147
1/1/2015 to 12/31/2015	$21.948452	$20.090663	5,405.127
1/1/2016 to 12/31/2016	$20.090663	$22.481583	4,922.993
1/1/2017 to 12/31/2017	$22.481583	$25.438272	4,411.997

PIMCO CommodityRealReturn® Strategy Fund

6/23/2008 to 12/31/2008	$16.80	$7.38	24,826.4
1/1/2009 to 12/31/2009	$7.38	$10.15	109,211.9
1/1/2010 to 12/31/2010	$10.15	$12.37	103,106.5
1/1/2011 to 12/31/2011	$12.37	$11.22	102,792.7
1/1/2012 to 12/31/2012	$11.22	$11.60	132,504.7
1/1/2013 to 12/31/2013	$11.60	$9.727104	162,614.002
1/1/2014 to 12/31/2014	$9.727104	$7.816750	175,308.396
1/1/2015 to 12/31/2015	$7.816750	$5.700655	224,172.045
1/1/2016 to 12/31/2016	$5.700655	$6.419251	204,171.832
1/1/2017 to 12/31/2017	$6.419251	$6.481424	206,278.539

PIMCO Low Duration Fund

6/23/2008 to 12/31/2008	$10.52	$10.20	630.8
1/1/2009 to 12/31/2009	$10.20	$11.37	36,352.9
1/1/2010 to 12/31/2010	$11.37	$11.73	240,590.2
1/1/2011 to 12/31/2011	$11.73	$11.73	237,785.4
1/1/2012 to 12/31/2012	$11.73	$12.24	389,518.6
1/1/2013 to 12/31/2013	$12.24	$12.050334	551,157.524
1/1/2014 to 12/31/2014	$12.050334	$11.940474	540,859.368
1/1/2015 to 12/31/2015	$11.940474	$11.818666	498,410.899
1/1/2016 to 12/31/2016	$11.818666	$11.843487	475,301.058
1/1/2017 to 12/31/2017	$11.843487	$11.860016	448,019.746

PIMCO Real Return Fund

6/23/2008 to 12/31/2008	$11.36	$10.25	70,276.3
1/1/2009 to 12/31/2009	$10.25	$11.98	227,943.3
1/1/2010 to 12/31/2010	$11.98	$12.69	296,727.1
1/1/2011 to 12/31/2011	$12.69	$13.91	274,408.7
1/1/2012 to 12/31/2012	$13.91	$14.94	354,301.8
1/1/2013 to 12/31/2013	$14.94	$13.348760	340,299.312
1/1/2014 to 12/31/2014	$13.348760	$13.565353	322,624.009
1/1/2015 to 12/31/2015	$13.565353	$12.963112	307,080.489
1/1/2016 to 12/31/2016	$12.963112	$13.380998	280,223.056
1/1/2017 to 12/31/2017	$13.380998	$13.665083	267,497.933

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return Fund

6/23/2008 to 12/31/2008	$11.19	$11.48	255,994.8
1/1/2009 to 12/31/2009	$11.48	$12.84	1,216,927.9
1/1/2010 to 12/31/2010	$12.84	$13.73	1,040,078.0
1/1/2011 to 12/31/2011	$13.73	$14.06	957,279.5
1/1/2012 to 12/31/2012	$14.06	$15.25	1,159,432.9
1/1/2013 to 12/31/2013	$15.25	$14.697240	997,677.551
1/1/2014 to 12/31/2014	$14.697240	$15.121205	915,887.889
1/1/2015 to 12/31/2015	$15.121205	$14.969042	613,737.227
1/1/2016 to 12/31/2016	$14.969042	$15.094078	463,707.059
1/1/2017 to 12/31/2017	$15.094078	$15.597089	436,129.742

Pioneer Fund

6/23/2008 to 12/31/2008	$12.55	$8.81	0.0
1/1/2009 to 12/31/2009	$8.81	$10.80	0.0
1/1/2010 to 12/31/2010	$10.80	$12.33	8,191.6
1/1/2011 to 12/31/2011	$12.33	$11.61	3,612.8
1/1/2012 to 12/31/2012	$11.61	$12.59	3,478.4
1/1/2013 to 12/31/2013	$12.59	$16.525632	3,230.980
1/1/2014 to 12/31/2014	$16.525632	$18.076440	3,078.157
1/1/2015 to 12/31/2015	$18.076440	$17.757634	3,028.900
1/1/2016 to 12/31/2016	$17.757634	$19.201614	2,941.296
1/1/2017 to 12/31/2017	$19.201614	$23.025114	2,805.204

Pioneer High Yield Fund

6/23/2008 to 12/31/2008	$11.84	$7.45	678.9
1/1/2009 to 12/31/2009	$7.45	$11.92	74,208.5
1/1/2010 to 12/31/2010	$11.92	$13.83	29,496.4
1/1/2011 to 12/31/2011	$13.83	$13.41	38,174.0
1/1/2012 to 12/31/2012	$13.41	$15.22	38,739.6
1/1/2013 to 12/31/2013	$15.22	$16.862975	33,293.351
1/1/2014 to 12/31/2014	$16.862975	$16.607464	33,262.429
1/1/2015 to 12/31/2015	$16.607464	$15.583843	27,424.293
1/1/2016 to 12/31/2016	$15.583843	$17.549272	24,679.907
1/1/2017 to 12/31/2017	$17.549272	$18.611987	23,360.779

Pioneer Real Estate Shares Fund

6/23/2008 to 12/31/2008	$10.27	$6.33	17,095.1
1/1/2009 to 12/31/2009	$6.33	$8.13	72,543.6
1/1/2010 to 12/31/2010	$8.13	$10.29	29,647.6
1/1/2011 to 12/31/2011	$10.29	$11.05	24,638.7
1/1/2012 to 12/31/2012	$11.05	$12.62	21,723.8
1/1/2013 to 12/31/2013	$12.62	$12.593128	26,773.418
1/1/2014 to 12/31/2014	$12.593128	$16.105325	24,299.017
1/1/2015 to 12/31/2015	$16.105325	$16.567014	20,577.554
1/1/2016 to 12/31/2016	$16.567014	$17.342740	19,159.743
1/1/2017 to 12/31/2017	$17.342740	$17.658408	16,942.618

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.33	369.6
1/1/2010 to 12/31/2010	$11.33	$13.37	0.0
1/1/2011 to 12/31/2011	$13.37	$12.86	0.0
1/1/2012 to 12/31/2012	$12.86	$13.52	0.0
1/1/2013 to 12/31/2013	$13.52	$19.266250	0.000
1/1/2014 to 12/31/2014	$19.266250	$20.726232	0.000
1/1/2015 to 12/31/2015	$20.726232	$20.729505	0.000
1/1/2016 to 12/31/2016	$20.729505	$21.164130	0.000
1/1/2017 to 12/31/2017	$21.164130	$27.099784	1,167.227

Ready Assets Government Liquidity Fund

6/23/2008 to 12/31/2008	$10.87	$10.92	43,082.1
1/1/2009 to 12/31/2009	$10.92	$10.80	12,281.9
1/1/2010 to 12/31/2010	$10.80	$10.65	1,939.0
1/1/2011 to 12/31/2011	$10.65	$10.51	24,131.9
1/1/2012 to 12/31/2012	$10.51	$10.37	18,009.8
1/1/2013 to 12/31/2013	$10.37	$10.232061	31,370.330
1/1/2014 to 12/31/2014	$10.232061	$10.095520	12,370.853
1/1/2015 to 12/31/2015	$10.095520	$9.960440	9,643.875
1/1/2016 to 12/31/2016	$9.960440	$9.827330	10,414.622
1/1/2017 to 12/31/2017	$9.827330	$9.716124	3,511.533

TA Asset Allocation - Conservative

3/27/2017 to 12/31/2017	$10.007916	$10.588480	0.000

TA Asset Allocation - Moderate

3/27/2017 to 12/31/2017	$9.998890	$10.758050	0.000

TA Asset Allocation – Moderate Growth

3/27/2017 to 12/31/2017	$9.998890	$10.992421	0.000

TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.012022	$10.781388	0.000

TA Dividend Focused

02/05/2014 to 12/31/2014	$10.007984	$11.395699	356,322.578
1/1/2015 to 12/31/2015	$11.395699	$10.911353	220,461.816
1/1/2016 to 12/31/2016	$10.911353	$12.339731	357,175.764
1/1/2017 to 12/31/2017	$12.339731	$14.111142	289,828.314

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	79,377.1
1/1/2010 to 12/31/2010	$1.02	$1.13	46,561.0
1/1/2011 to 12/31/2011	$1.13	$1.15	31,631.6
1/1/2012 to 12/31/2012	$1.15	$1.28	29,348.7
1/1/2013 to 12/31/2013	$1.28	$1.306897	82,228.017
1/1/2014 to 12/31/2014	$1.306897	$1.337548	100,578.167
1/1/2015 to 12/31/2015	$1.337548	$1.310038	106,294.866
1/1/2016 to 12/31/2016	$1.310038	$1.366247	124,803.230
1/1/2017 to 12/31/2017	$1.366247	$1.414112	179,202.469

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.073704	$10.570615	703,835.114

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037944	$10.954979	0.000

TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.019296	$10.608589	0.000

TA Multi-Cap Growth

6/23/2008 to 12/31/2008	$10.40	$6.74	0.0
1/1/2009 to 12/31/2009	$6.74	$8.99	0.0
1/1/2010 to 12/31/2010	$8.99	$11.95	148,818.2
1/1/2011 to 12/31/2011	$11.95	$10.65	172,359.0
1/1/2012 to 12/31/2012	$10.65	$11.41	173,997.5
1/1/2013 to 12/31/2013	$11.41	$15.545192	145,175.666
1/1/2014 to 12/31/2014	$15.545192	$15.202004	143,177.066
1/1/2015 to 12/31/2015	$15.202004	$14.128326	66,708.256
1/1/2016 to 12/31/2016	$14.128326	$12.360429	7,395.497
1/1/2017 to 12/31/2017	$12.360429	$14.981266	4,955.364

TA Multi-Managed Balanced

3/27/2017 to 12/31/2017	$9.998890	$10.868478	0.000

TA Small/Mid Cap Value

6/23/2008 to 12/31/2008	$10.93	$6.33	1,722.2
1/1/2009 to 12/31/2009	$6.33	$8.90	21,722.4
1/1/2010 to 12/31/2010	$8.90	$11.36	64.504.6
1/1/2011 to 12/31/2011	$11.36	$10.84	69,277.9
1/1/2012 to 12/31/2012	$10.84	$12.38	62,827.9
1/1/2013 to 12/31/2013	$12.38	$16.599854	231,327.775
1/1/2014 to 12/31/2014	$16.599854	$17.122199	223,505.536
1/1/2015 to 12/31/2015	$17.122199	$16.353127	207,244.542
1/1/2016 to 12/31/2016	$16.353127	$19.480808	183,952.838
1/1/2017 to 12/31/2017	$19.480808	$22.130439	148,662.510

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034866	$11.079949	117,083.226

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080216	$10.639644	47,525.601

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.04	510,593.9
1/1/2013 to 12/31/2013	$10.04	$13.068220	309,749.152
1/1/2014 to 12/31/2014	$13.068220	$14.252002	283,582.474
1/1/2015 to 12/31/2015	$14.252002	$14.952912	237,481.180
1/1/2016 to 12/31/2016	$14.952912	$15.102216	223,330.569
1/1/2017 to 12/31/2017	$15.102216	$19.181154	186,992.219

TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021927	$10.872683	0.000

Templeton Growth Fund, Inc.

6/23/2008 to 12/31/2008	$12.29	$8.07	0.0
1/1/2009 to 12/31/2009	$8.07	$10.41	4,142.9
1/1/2010 to 12/31/2010	$10.41	$11.05	5,608.6
1/1/2011 to 12/31/2011	$11.05	$10.20	5,949.1
1/1/2012 to 12/31/2012	$10.20	$12.23	10,523.8
1/1/2013 to 12/31/2013	$12.23	$15.711001	9,326.495
1/1/2014 to 12/31/2014	$15.711001	$15.203490	7,970.567
1/1/2015 to 12/31/2015	$15.203490	$14.030728	7,724.818
1/1/2016 to 12/31/2016	$14.030728	$15.097676	6,318.166
1/1/2017 to 12/31/2017	$15.097676	$17.547262	3,772.433

Class L

(if you purchased your contract prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

1/1/2008 to 12/31/2008	$13.35	$8.61	340,311.2
1/1/2009 to 12/31/2009	$8.61	$12.03	68,614.2
1/1/2010 to 12/31/2010	$12.03	$15.00	60,721.9
1/1/2011 to 12/31/2011	$15.00	$13.55	108,400.7
1/1/2012 to 12/31/2012	$13.55	$15.76	95,056.9
1/1/2013 to 12/31/2013	$15.76	$21.318600	80,015.507
1/1/2014 to 12/31/2014	$21.318600	$22.821760	42,766.114
1/1/2015 to 12/31/2015	$22.821760	$21.167795	37,667.462
1/1/2016 to 12/31/2016	$21.167795	$25.950078	28,935.001
1/1/2017 to 12/31/2017	$25.950078	$28.827905	35,644.173

AB International Value Fund

1/1/2008 to 12/31/2008	$10.41	$4.77	115,591.0
1/1/2009 to 12/31/2009	$4.77	$6.31	108,468.1
1/1/2010 to 12/31/2010	$6.31	$6.43	107,003.8
1/1/2011 to 12/31/2011	$6.43	$5.06	74,690.0
1/1/2012 to 12/31/2012	$5.06	$5.69	74,670.2
1/1/2013 to 12/31/2013	$5.69	$6.846144	48,994.393
1/1/2014 to 12/31/2014	$6.846144	$6.305167	50,693.250
1/1/2015 to 12/31/2015	$6.305167	$6.371215	44,656.110
1/1/2016 to 12/31/2016	$6.371215	$6.218549	56,692.283
1/1/2017 to 12/31/2017	$6.218549	$7.651178	57,426.196

AB Value Fund

1/1/2008 to 12/31/2008	$12.71	$7.28	33,784.5
1/1/2009 to 12/31/2009	$7.28	$8.55	35,592.7
1/1/2010 to 12/31/2010	$8.55	$9.38	34,153.8
1/1/2011 to 12/31/2011	$9.38	$8.88	44,232.2
1/1/2012 to 12/31/2012	$8.88	$10.05	39,198.7
1/1/2013 to 12/31/2013	$10.05	$13.445204	37,002.650
1/1/2014 to 12/31/2014	$13.445204	$14.784442	34,838.158
1/1/2015 to 12/31/2015	$14.784442	$13.456137	33,212.925
1/1/2016 to 12/31/2016	$13.456137	$14.716632	26,683.804
1/1/2017 to 12/31/2017	$14.716632	$16.448243	15,692.433

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Dividend Value Fund

1/1/2008 to 12/31/2008	$10.26	$6.45	92,539.5
1/1/2009 to 12/31/2009	$6.45	$7.17	102,010.8
1/1/2010 to 12/31/2010	$7.17	$8.00	86,081.1
1/1/2011 to 12/31/2011	$8.00	$8.13	172,375.6
1/1/2012 to 12/31/2012	$8.13	$9.13	172,239.5
1/1/2013 to 12/31/2013	$9.13	$11.569919	151,693.924
1/1/2014 to 12/31/2014	$11.569919	$12.503315	149,860.413
1/1/2015 to 12/31/2015	$12.503315	$11.260069	126,354.533
1/1/2016 to 12/31/2016	$11.260069	$12.860072	113,090.852
1/1/2017 to 12/31/2017	$12.860072	$14.665285	105,243.615

AllianzGI NFJ Small-Cap Value Fund

1/1/2008 to 12/31/2008	$14.85	$10.76	168,241.3
1/1/2009 to 12/31/2009	$10.76	$13.14	150,191.8
1/1/2010 to 12/31/2010	$13.14	$16.18	130,009.7
1/1/2011 to 12/31/2011	$16.18	$16.29	59,288.6
1/1/2012 to 12/31/2012	$16.29	$17.71	50,407.0
1/1/2013 to 12/31/2013	$17.71	$22.963789	45,046.160
1/1/2014 to 12/31/2014	$22.963789	$22.994259	40,785.086
1/1/2015 to 12/31/2015	$22.994259	$20.781660	33,726.721
1/1/2016 to 12/31/2016	$20.781660	$25.173992	31,708.527
1/1/2017 to 12/31/2017	$25.173992	$27.213841	27,895.830

American Funds® – Bond Fund of AmericaSM

1/1/2008 to 12/31/2008	$10.89	$9.42	2,166,094.7
1/1/2009 to 12/31/2009	$9.42	$10.67	1,891,978.6
1/1/2010 to 12/31/2010	$10.67	$11.28	617,019.6
1/1/2011 to 12/31/2011	$11.28	$11.84	201,616.2
1/1/2012 to 12/31/2012	$11.84	$12.36	166,160.7
1/1/2013 to 12/31/2013	$12.36	$11.932376	152,979.676
1/1/2014 to 12/31/2014	$11.932376	$12.411040	141,280.609
1/1/2015 to 12/31/2015	$12.411040	$12.257472	105,084.859
1/1/2016 to 12/31/2016	$12.257472	$12.408896	96,082.365
1/1/2017 to 12/31/2017	$12.408896	$12.617983	87,050.219

American Funds® – EuroPacific Growth Fund®

1/1/2008 to 12/31/2008	$19.02	$11.14	2,462,414.2
1/1/2009 to 12/31/2009	$11.14	$15.28	2,847,731.5
1/1/2010 to 12/31/2010	$15.28	$16.47	582,062.4
1/1/2011 to 12/31/2011	$16.47	$14.03	186,337.9
1/1/2012 to 12/31/2012	$14.03	$16.48	148,591.4
1/1/2013 to 12/31/2013	$16.48	$19.512746	121,999.132
1/1/2014 to 12/31/2014	$19.512746	$18.718885	114,305.692
1/1/2015 to 12/31/2015	$18.718885	$18.292186	99,896.810
1/1/2016 to 12/31/2016	$18.292186	$18.146833	92,636.014
1/1/2017 to 12/31/2017	$18.146833	$23.374400	78,225.392

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Growth Fund of America®

1/1/2008 to 12/31/2008	$14.71	$8.83	3,067,712.8
1/1/2009 to 12/31/2009	$8.83	$11.71	1,400,663.4
1/1/2010 to 12/31/2010	$11.71	$12.97	1,194,396.0
1/1/2011 to 12/31/2011	$12.97	$12.16	461,569.8
1/1/2012 to 12/31/2012	$12.16	$14.45	383,605.0
1/1/2013 to 12/31/2013	$14.45	$19.052003	346,414.038
1/1/2014 to 12/31/2014	$19.052003	$20.511890	313,444.436
1/1/2015 to 12/31/2015	$20.511890	$21.295271	275,504.429
1/1/2016 to 12/31/2016	$21.295271	$22.748148	251,343.983
1/1/2017 to 12/31/2017	$22.748148	$28.267239	215,582.317

American Funds® – Income Fund of America®

1/1/2008 to 12/31/2008	$13.24	$9.27	681,368.8
1/1/2009 to 12/31/2009	$9.27	$11.37	579,855.8
1/1/2010 to 12/31/2010	$11.37	$12.54	499,531.7
1/1/2011 to 12/31/2011	$12.54	$13.05	188,162.2
1/1/2012 to 12/31/2012	$13.05	$14.40	171,982.8
1/1/2013 to 12/31/2013	$14.40	$16.755410	153,162.366
1/1/2014 to 12/31/2014	$16.755410	$17.887851	142,664.672
1/1/2015 to 12/31/2015	$17.887851	$17.355507	128,839.241
1/1/2016 to 12/31/2016	$17.355507	$18.903684	118,838.606
1/1/2017 to 12/31/2017	$18.903684	$21.100896	103,558.620

American Funds® – Investment Company of America®

1/1/2008 to 12/31/2008	$13.46	$8.65	715,135.7
1/1/2009 to 12/31/2009	$8.65	$10.85	666,935.2
1/1/2010 to 12/31/2010	$10.85	$11.85	575,689.1
1/1/2011 to 12/31/2011	$11.85	$11.46	258,475.1
1/1/2012 to 12/31/2012	$11.46	$13.06	230,111.3
1/1/2013 to 12/31/2013	$13.06	$17.029811	207,563.835
1/1/2014 to 12/31/2014	$17.029811	$18.801893	193,990.324
1/1/2015 to 12/31/2015	$18.801893	$18.248073	166,630.815
1/1/2016 to 12/31/2016	$18.248073	$20.591559	153,007.325
1/1/2017 to 12/31/2017	$20.591559	$24.273442	130,647.022

AMG Renaissance Large Cap Growth Fund

7/28/2017 to 12/31/2017	$9.939718	10.790268	0.000

BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.19	19,153.2
1/1/2012 to 12/31/2012	$10.19	$11.50	24,092.6
1/1/2013 to 12/31/2013	$11.50	$14.721036	21,094.351
1/1/2014 to 12/31/2014	$14.721036	$13.837126	14,899.484
1/1/2015 to 12/31/2015	$13.837126	$13.686646	13,842.593
1/1/2016 to 12/31/2016	$13.686646	$13.891301	10,507.704
1/1/2017 to 12/31/2017	$13.891301	$16.946266	8,567.282

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage Large Cap Core Fund

1/1/2008 to 12/31/2008	$14.30	$8.81	308,435.1
1/1/2009 to 12/31/2009	$8.81	$10.46	301,501.4
1/1/2010 to 12/31/2010	$10.46	$11.45	277,370.7
1/1/2011 to 12/31/2011	$11.45	$11.28	186,616.6
1/1/2012 to 12/31/2012	$11.28	$12.70	152,659.2
1/1/2013 to 12/31/2013	$12.70	$16.707200	141,166.263
1/1/2014 to 12/31/2014	$16.707200	$18.384950	117,353.732
1/1/2015 to 12/31/2015	$18.384950	$18.133184	105,856.995
1/1/2016 to 12/31/2016	$18.133184	$19.664943	95,984.594
1/1/2017 to 12/31/2017	$19.664943	$23.594979	71,943.745

BlackRock Advantage Large Cap Value Fund

1/1/2008 to 12/31/2008	$14.75	$9.35	207,423.9
1/1/2009 to 12/31/2009	$9.35	$10.51	183,701.3
1/1/2010 to 12/31/2010	$10.51	$11.44	169,025.9
1/1/2011 to 12/31/2011	$11.44	$10.94	119,905.0
1/1/2012 to 12/31/2012	$10.94	$12.13	93,275.1
1/1/2013 to 12/31/2013	$12.13	$15.866402	82,626.468
1/1/2014 to 12/31/2014	$15.866402	$17.450325	70,153.737
1/1/2015 to 12/31/2015	$17.450325	$16.843591	64,270.645
1/1/2016 to 12/31/2016	$16.84359	$18.840500	54,445.252
1/1/2017 to 12/31/2017	$18.840500	$21.775021	51,372.047

BlackRock Advantage U.S. Total Market Fund, Inc.

1/1/2008 to 12/31/2008	$12.81	$7.42	25,938.3
1/1/2009 to 12/31/2009	$7.42	$9.33	30,915.6
1/1/2010 to 12/31/2010	$9.33	$11.80	28,647.1
1/1/2011 to 12/31/2011	$11.80	$11.31	38,941.0
1/1/2012 to 12/31/2012	$11.31	$12.61	33,171.4
1/1/2013 to 12/31/2013	$12.61	$17.705522	26,165.383
1/1/2014 to 12/31/2014	$17.705522	$18.278789	28,471.614
1/1/2015 to 12/31/2015	$18.278789	$16.766026	24,702.690
1/1/2016 to 12/31/2016	$16.766026	$20.394060	23,327.924
1/1/2017 to 12/31/2017	$20.394060	$21.859476	22,333.641

BlackRock Basic Value Fund, Inc.

1/1/2008 to 12/31/2008	$13.24	$8.27	637,816.6
1/1/2009 to 12/31/2009	$8.27	$10.64	1,478,253.3
1/1/2010 to 12/31/2010	$10.64	$11.81	133,259.8
1/1/2011 to 12/31/2011	$11.81	$11.29	90,417.0
1/1/2012 to 12/31/2012	$11.29	$12.66	92,749.8
1/1/2013 to 12/31/2013	$12.66	$17.216056	70,333.007
1/1/2014 to 12/31/2014	$17.216056	$18.621684	59,736.906
1/1/2015 to 12/31/2015	$18.621684	$17.220449	620,060.894
1/1/2016 to 12/31/2016	$17.220449	$20.075185	402,434.942
1/1/2017 to 12/31/2017	$20.075185	$21.419428	366,176.508

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Capital Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$14.03	$8.41	1,679,911.7
1/1/2009 to 12/31/2009	$8.41	$11.32	1,690,448.5
1/1/2010 to 12/31/2010	$11.32	$13.31	2,093,799.6
1/1/2011 to 12/31/2011	$13.31	$11.92	2,355,651.7
1/1/2012 to 12/31/2012	$11.92	$13.38	1,772,827.7
1/1/2013 to 12/31/2013	$13.38	$17.650019	827,472.988
1/1/2014 to 12/31/2014	$17.650019	$18.848534	716,491.900
1/1/2015 to 12/31/2015	$18.848534	$19.851095	568,626.468
1/1/2016 to 12/31/2016	$19.851095	$19.495311	529,124.520
1/1/2017 to 12/31/2017	$19.495311	$25.477942	435,725.234

BlackRock Global Allocation Fund, Inc.

1/1/2008 to 12/31/2008	$15.60	$12.21	1,498,016.9
1/1/2009 to 12/31/2009	$12.21	$14.64	1,510,490.1
1/1/2010 to 12/31/2010	$14.64	$15.85	1,642,998.5
1/1/2011 to 12/31/2011	$15.85	$15.05	1,537,599.3
1/1/2012 to 12/31/2012	$15.05	$16.31	1,479,626.8
1/1/2013 to 12/31/2013	$16.31	$18.398645	1,378,648.787
1/1/2014 to 12/31/2014	$18.398645	$18.473615	1,117,414.024
1/1/2015 to 12/31/2015	$18.473615	$18.016366	1,012,909.272
1/1/2016 to 12/31/2016	$18.016366	$18.422995	917,323.767
1/1/2017 to 12/31/2017	$18.422995	$20.577317	793,947.507

BlackRock Advantage Global Fund, Inc.

1/1/2008 to 12/31/2008	$16.82	$10.32	22,603.8
1/1/2009 to 12/31/2009	$10.32	$13.70	20,879.2
1/1/2010 to 12/31/2010	$13.70	$15.98	15,692.7
1/1/2011 to 12/31/2011	$15.98	$14.07	13,717.6
1/1/2012 to 12/31/2012	$14.07	$16.16	10,699.7
1/1/2013 to 12/31/2013	$16.16	$21.569638	8,931.113
1/1/2014 to 12/31/2014	$21.569638	$21.378293	8,415.186
1/1/2015 to 12/31/2015	$21.378293	$19.838086	7,349.223
1/1/2016 to 12/31/2016	$19.838086	$21.040656	6,850.461
1/1/2017 to 12/31/2017	$21.040656	$25.612841	4,416.247

BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.18	354,325.7
1/1/2012 to 12/31/2012	$10.18	$11.72	323,428.8
1/1/2013 to 12/31/2013	$11.72	$12.582165	662,158.538
1/1/2014 to 12/31/2014	$12.582165	$12.777788	603,594.446
1/1/2015 to 12/31/2015	$12.777788	$12.050052	560,500.929
1/1/2016 to 12/31/2016	$12.050052	$13.469789	496,030.217
1/1/2017 to 12/31/2017	$13.469789	$14.338389	445,545.882

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.18	28,987.1
1/1/2012 to 12/31/2012	$9.18	$10.35	14,171.2
1/1/2013 to 12/31/2013	$10.35	$12.469301	17,041.263
1/1/2014 to 12/31/2014	$12.469301	$11.591510	38,795.204
1/1/2015 to 12/31/2015	$11.591510	$11.031331	38,456.849
1/1/2016 to 12/31/2016	$11.031331	$10.909028	31,475.689
1/1/2017 to 12/31/2017	$10.909028	$14.120162	34,235.782

BlackRock Large Cap Focus Growth Fund

1/1/2008 to 12/31/2008	$13.69	$8.51	125,143.9
1/1/2009 to 12/31/2009	$8.51	$10.98	1,675,506.3
1/1/2010 to 12/31/2010	$10.98	$12.12	184,432.5
1/1/2011 to 12/31/2011	$12.12	$11.97	152,827.4
1/1/2012 to 12/31/2012	$11.97	$13.50	139,695.6
1/1/2013 to 12/31/2013	$13.50	$17.696967	123,527.760
1/1/2014 to 12/31/2014	$17.696967	$19.894197	108,071.714
1/1/2015 to 12/31/2015	$19.894197	$20.050021	89,777.802
1/1/2016 to 12/31/2016	$20.050021	$21.254473	77,238.744
1/1/2017 to 12/31/2017	$21.254473	$27.100169	54,640.874

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.92	4,318.5
1/1/2012 to 12/31/2012	$9.92	$10.25	4,191.5
1/1/2013 to 12/31/2013	$10.25	$10.204214	4,187.492
1/1/2014 to 12/31/2014	$10.204214	$10.176160	4,146.519
1/1/2015 to 12/31/2015	$10.176160	$10.078032	4,104.145
1/1/2016 to 12/31/2016	$10.078032	$10.098014	4,059.751
1/1/2017 to 12/31/2017	$10.098014	$10.124180	4,023.989

BlackRock Total Return Portfolio

1/1/2008 to 12/31/2008	$10.64	$9.28	123,184.5
1/1/2009 to 12/31/2009	$9.28	$10.60	127,363.9
1/1/2010 to 12/31/2010	$10.60	$11.46	134,613.3
1/1/2011 to 12/31/2011	$11.46	$11.78	123,796.7
1/1/2012 to 12/31/2012	$11.78	$12.74	126,135.4
1/1/2013 to 12/31/2013	$12.74	$12.496261	120,058.016
1/1/2014 to 12/31/2014	$12.496261	$13.269581	120,318.727
1/1/2015 to 12/31/2015	$13.269581	$13.081769	900,169.359
1/1/2016 to 12/31/2016	$13.081769	$13.305616	1,131,232.473
1/1/2017 to 12/31/2017	$13.305616	$13.615274	1,077,890.790

BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.29	53,158.5
1/1/2012 to 12/31/2012	$10.29	$10.39	32,198.9
1/1/2013 to 12/31/2013	$10.39	$9.980101	30,459.082
1/1/2014 to 12/31/2014	$9.980101	$10.361802	22,681.803
1/1/2015 to 12/31/2015	$10.361802	$10.238772	21,774.039
1/1/2016 to 12/31/2016	$10.238772	$10.214376	20,155.292
1/1/2017 to 12/31/2017	$10.214376	$10.237380	15,350.967

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Cohen & Steers Real Estate Securities Fund

1/1/2008 to 12/31/2008	$11.85	$7.47	19,475.6
1/1/2009 to 12/31/2009	$7.47	$10.11	17,811.0
1/1/2010 to 12/31/2010	$10.11	$12.62	12,624.8
1/1/2011 to 12/31/2011	$12.62	$13.20	12,332.5
1/1/2012 to 12/31/2012	$13.20	$15.22	11,248.7
1/1/2013 to 12/31/2013	$15.22	$15.671699	10,952.129
1/1/2014 to 12/31/2014	$15.671699	$20.409109	10,707.618
1/1/2015 to 12/31/2015	$20.409109	$21.593691	10,395.867
1/1/2016 to 12/31/2016	$21.593691	$22.933863	9,656.554
1/1/2017 to 12/31/2017	$22.933863	$24.363760	9,321.218

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965263	$10.067509	165,213.016
1/1/2017 to 12/31/2017	$10.067509	$12.659788	154,781.617

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.65	386.4
1/1/2012 to 12/31/2012	$8.65	$9.45	380.6
1/1/2013 to 12/31/2013	$9.45	$12.183462	2,614.679
1/1/2014 to 12/31/2014	$12.183462	$12.845740	2,412.754
1/1/2015 to 12/31/2015	$12.845740	$13.295037	4,538.572
1/1/2016 to 12/31/2016	$13.295037	$13.349260	4,335.063
1/1/2017 to 12/31/2017	$13.349260	$16.134195	5,332.213

Davis New York Venture Fund, Inc.

1/1/2008 to 12/31/2008	$13.89	$8.21	809,072.4
1/1/2009 to 12/31/2009	$8.21	$10.69	2,138,422.8
1/1/2010 to 12/31/2010	$10.69	$11.81	773,812.6
1/1/2011 to 12/31/2011	$11.81	$11.08	496,773.3
1/1/2012 to 12/31/2012	$11.08	$12.31	454,459.1
1/1/2013 to 12/31/2013	$12.31	$16.332147	388,776.527
1/1/2014 to 12/31/2014	$16.332147	$17.151240	353,251.255
1/1/2015 to 12/31/2015	$17.151240	$17.406739	319,020.981
1/1/2016 to 12/31/2016	$17.406739	$19.258263	271,287.225
1/1/2017 to 12/31/2017	$19.258263	$23.186335	241,250.774

Delaware Smid Cap Growth Fund

10/8/2010 to 12/31/2010	$10.00	$11.32	46,608.3
1/1/2011 to 12/31/2011	$11.32	$12.05	57,434.3
1/1/2012 to 12/31/2012	$12.05	$13.10	48,700.9
1/1/2013 to 12/31/2013	$13.10	$18.188831	35,890.172
1/1/2014 to 12/31/2014	$18.188831	$18.430134	35,176.207
1/1/2015 to 12/31/2015	$18.430134	$19.446253	29,091.677
1/1/2016 to 12/31/2016	$19.446253	$18.337455	24,221.622
1/1/2017 to 12/31/2017	$18.337455	$24.424193	17,017.030

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$13.20	$8.80	1,400,413.4
1/1/2009 to 12/31/2009	$8.80	$10.49	58,311.7
1/1/2010 to 12/31/2010	$10.49	$11.92	946,402.2
1/1/2011 to 12/31/2011	$11.92	$12.65	944,503.5
1/1/2012 to 12/31/2012	$12.65	$13.73	703,421.6
1/1/2013 to 12/31/2013	$13.73	$16.439295	485,477.458
1/1/2014 to 12/31/2014	$16.439295	$17.542699	365,779.823
1/1/2015 to 12/31/2015	$17.542699	$16.855408	221,012.597
1/1/2016 to 12/31/2016	$16.855408	$17.815160	189,387.284
1/1/2017 to 12/31/2017	$17.815160	$22.237779	155,733.576

Eaton Vance Floating-Rate Fund

1/1/2008 to 12/31/2008	$10.89	$7.46	46,210.4
1/1/2009 to 12/31/2009	$7.46	$10.75	44,575.6
1/1/2010 to 12/31/2010	$10.75	$11.58	54,383.9
1/1/2011 to 12/31/2011	$11.58	$11.66	51,016.0
1/1/2012 to 12/31/2012	$11.66	$12.42	48,512.9
1/1/2013 to 12/31/2013	$12.42	$12.798176	72,559.453
1/1/2014 to 12/31/2014	$12.798176	$12.660618	74,901.522
1/1/2015 to 12/31/2015	$12.660618	$12.239590	71,207.199
1/1/2016 to 12/31/2016	$12.239590	$13.382879	64,760.422
1/1/2017 to 12/31/2017	$13.382879	$13.728393	75,613.519

Eaton Vance Large-Cap Value Fund

1/1/2008 to 12/31/2008	$10.80	$6.97	742,518.8
1/1/2009 to 12/31/2009	$6.97	$8.04	1,848,582.1
1/1/2010 to 12/31/2010	$8.04	$8.72	2,684,963.4
1/1/2011 to 12/31/2011	$8.72	$8.22	2,357,564.4
1/1/2012 to 12/31/2012	$8.22	$9.37	1,562,143.5
1/1/2013 to 12/31/2013	$9.37	$11.949857	1,312,298.680
1/1/2014 to 12/31/2014	$11.949857	$13.068703	69,194.479
1/1/2015 to 12/31/2015	$13.068703	$12.741418	61,704.707
1/1/2016 to 12/31/2016	$12.741418	$13.759585	59,317.771
1/1/2017 to 12/31/2017	$13.759585	$15.570068	48,693.225

Federated Equity Income Fund, Inc.

4/19/2013 to 12/31/2013	$10.00	$11.923377	17,663.224
1/1/2014 to 12/31/2014	$11.923377	$12.684891	11,827.858
1/1/2015 to 12/31/2015	$12.684891	$11.823427	14,778.372
1/1/2016 to 12/31/2016	$11.823427	$12.760069	13,875.194
1/1/2017 to 12/31/2017	$12.760069	$14.596359	19,554.509

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann Fund

1/1/2008 to 12/31/2008	$16.85	$9.59	437,036.4
1/1/2009 to 12/31/2009	$9.59	$12.26	396,906.1
1/1/2010 to 12/31/2010	$12.26	$14.33	175,957.9
1/1/2011 to 12/31/2011	$14.33	$12.20	152,259.7
1/1/2012 to 12/31/2012	$12.20	$14.11	137,023.0
1/1/2013 to 12/31/2013	$14.11	$19.510228	107,649.118
1/1/2014 to 12/31/2014	$19.510228	$20.989245	99,173.147
1/1/2015 to 12/31/2015	$20.989245	$21.922630	91,216.782
1/1/2016 to 12/31/2016	$21.922630	$22.271729	84,460.981
1/1/2017 to 12/31/2017	$22.271729	$28.041367	73,223.301

Fidelity® Advisor Equity Growth Fund

1/1/2008 to 12/31/2008	$14.65	$7.66	1,852.1
1/1/2009 to 12/31/2009	$7.66	$9.66	1,827.3
1/1/2010 to 12/31/2010	$9.66	$11.76	1,806.9
1/1/2011 to 12/31/2011	$11.76	$11.59	1,788.9
1/1/2012 to 12/31/2012	$11.59	$13.05	1,770.0
1/1/2013 to 12/31/2013	$13.05	$17.440879	1,753.145
1/1/2014 to 12/31/2014	$17.440879	$19.063593	1,737.697
1/1/2015 to 12/31/2015	$19.063593	$20.055489	1,721.774
1/1/2016 to 12/31/2016	$20.055489	$19.825769	1,704.518
1/1/2017 to 12/31/2017	$19.825769	$26.350772	1,689.358

Invesco Comstock Fund

1/1/2008 to 12/31/2008	$12.38	$7.82	227,252.0
1/1/2009 to 12/31/2009	$7.82	$9.98	212,212.2
1/1/2010 to 12/31/2010	$9.98	$11.38	2,063,746.6
1/1/2011 to 12/31/2011	$11.38	$10.99	2,371,225.1
1/1/2012 to 12/31/2012	$10.99	$12.88	1,647,402.4
1/1/2013 to 12/31/2013	$12.88	$17.171692	1,557,915.217
1/1/2014 to 12/31/2014	$17.171692	$18.468328	1,113,535.361
1/1/2015 to 12/31/2015	$18.468328	$17.122103	753,833.496
1/1/2016 to 12/31/2016	$17.122103	$19.885518	549,714.950
1/1/2017 to 12/31/2017	$19.885518	$23.082991	428,614.287

Invesco Mid Cap Core Equity Fund

1/1/2008 to 12/31/2008	$13.54	$9.68	66,694.9
1/1/2009 to 12/31/2009	$9.68	$12.42	437,326.8
1/1/2010 to 12/31/2010	$12.42	$13.78	68,107.8
1/1/2011 to 12/31/2011	$13.78	$12.73	62,982.2
1/1/2012 to 12/31/2012	$12.73	$13.85	53,689.2
1/1/2013 to 12/31/2013	$13.85	$17.634877	37,019.421
1/1/2014 to 12/31/2014	$17.634877	$18.164442	37,734.797
1/1/2015 to 12/31/2015	$18.164442	$17.127050	32,570.212
1/1/2016 to 12/31/2016	$17.127050	$18.907430	30,030.621
1/1/2017 to 12/31/2017	$18.907430	$21.439472	24,826.736

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.92	69,182.4
1/1/2012 to 12/31/2012	$0.92	$1.06	61,237.0
1/1/2013 to 12/31/2013	$1.06	$1.386197	45,899.669
1/1/2014 to 12/31/2014	$1.386197	$1.456572	40,854.257
1/1/2015 to 12/31/2015	$1.456572	$1.285898	45,769.956
1/1/2016 to 12/31/2016	$1.285898	$1.495670	3,681.640
1/1/2017 to 12/31/2017	$1.495670	$1.726307	3,339.555

iShares MSCI EAFE International Index Fund

1/1/2008 to 12/31/2008	$17.14	$9.73	12,304.2
1/1/2009 to 12/31/2009	$9.73	$12.27	11,536.5
1/1/2010 to 12/31/2010	$12.27	$12.95	11,020.0
1/1/2011 to 12/31/2011	$12.95	$11.12	9,817.1
1/1/2012 to 12/31/2012	$11.12	$12.97	7,652.2
1/1/2013 to 12/31/2013	$12.97	$15.497871	5,064.787
1/1/2014 to 12/31/2014	$15.497871	$14.290022	4,332.506
1/1/2015 to 12/31/2015	$14.290022	$13.923348	3,934.306
1/1/2016 to 12/31/2016	$13.923348	$13.830584	3,880.196
1/1/2017 to 12/31/2017	$13.830584	$17.018636	3,757.937

iShares Russell 2000 Small Cap Index Fund

1/1/2008 to 12/31/2008	$12.93	$8.38	7,578.6
1/1/2009 to 12/31/2009	$8.38	$10.44	4,020.9
1/1/2010 to 12/31/2010	$10.44	$13.01	3,984.7
1/1/2011 to 12/31/2011	$13.01	$12.21	3,951.6
1/1/2012 to 12/31/2012	$12.21	$13.96	2,879.9
1/1/2013 to 12/31/2013	$13.96	$19.081136	1,415.124
1/1/2014 to 12/31/2014	$19.081136	$19.660673	1,042.670
1/1/2015 to 12/31/2015	$19.660673	$18.474734	932.008
1/1/2016 to 12/31/2016	$18.474734	$22.040438	923.226
1/1/2017 to 12/31/2017	$22.040438	$24.840238	886.038

iShare S&P 500 Index Fund

4/19/2013 to 12/31/2013	$10.00	$11.905699	200,351.871
1/1/2014 to 12/31/2014	$11.905699	$13.289234	256,241.011
1/1/2015 to 12/31/2015	$13.289234	$13.232226	232,813.045
1/1/2016 to 12/31/2016	$13.232226	$14.550094	267,797.501
1/1/2017 to 12/31/2017	$14.550094	$17.408163	267,607.118

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.92	$12.72	251,585.8
1/1/2010 to 12/31/2010	$12.72	$15.74	49,549.9
1/1/2011 to 12/31/2011	$15.74	$15.21	47,924.6
1/1/2012 to 12/31/2012	$15.21	$17.59	45,434.6
1/1/2013 to 12/31/2013	$17.59	$22.611329	38,612.058
1/1/2014 to 12/31/2014	$22.611329	$24.879682	33,657.740
1/1/2015 to 12/31/2015	$24.879682	$25.280312	347,176.103
1/1/2016 to 12/31/2016	$25.280312	$27.822773	419,793.836
1/1/2017 to 12/31/2017	$27.822773	$34.574514	343,112.391

Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.38	$10.45	1,898,614.8
1/1/2010 to 12/31/2010	$10.45	$10.90	137,487.3
1/1/2011 to 12/31/2011	$10.90	$9.98	146,276.5
1/1/2012 to 12/31/2012	$9.98	$12.18	128,993.3
1/1/2013 to 12/31/2013	$12.18	$15.817903	109,586.421
1/1/2014 to 12/31/2014	$15.817903	$16.918316	81,048.178
1/1/2015 to 12/31/2015	$16.918316	$18.650489	66,413.045
1/1/2016 to 12/31/2016	$18.650489	$18.757965	52,753.825
1/1/2017 to 12/31/2017	$18.757965	$23.887113	44,827.488

JPMorgan Multi-Capital Market Neutral Fund (1)

1/1/2008 to 12/31/2008	$10.09	$9.92	23,622.5
1/1/2009 to 12/31/2009	$9.92	$9.74	30,119.7
1/1/2010 to 12/31/2010	$9.74	$9.17	27,998.1
1/1/2011 to 12/31/2011	$9.17	$9.00	16,248.6
1/1/2012 to 12/31/2012	$9.00	$8.87	13,512.8
1/1/2013 to 12/31/2013	$8.87	$9.096840	12,947.820
1/1/2014 to 12/31/2014	$9.096840	$9.092289	8,215.843
1/1/2015 to 12/31/2015	$9.092289	$9.068178	8,686.517
1/1/2016 to 12/31/2016	$9.068178	$8.815188	12,621.398
1/1/2017 to 12/31/2017	$8.815188	$8.956638	12,836.523

JPMorgan Small Cap Growth Fund

1/1/2008 to 12/31/2008	$10.95	$6.12	10,488.0
1/1/2009 to 12/31/2009	$6.12	$8.37	18,493.8
1/1/2010 to 12/31/2010	$8.37	$11.04	16,614.7
1/1/2011 to 12/31/2011	$11.04	$10.50	22,284.1
1/1/2012 to 12/31/2012	$10.50	$11.61	21,439.0
1/1/2013 to 12/31/2013	$11.61	$16.917127	15,861.906
1/1/2014 to 12/31/2014	$16.917127	$16.637355	8,750.692
1/1/2015 to 12/31/2015	$16.637355	$16.045146	7,128.440
1/1/2016 to 12/31/2016	$16.045146	$17.047859	6,900.167
1/1/2017 to 12/31/2017	$17.047859	$23.714118	14,910.956

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Lord Abbett Affiliated Fund, Inc.

1/1/2008 to 12/31/2008	$13.32	$8.25	638,551.9
1/1/2009 to 12/31/2009	$8.25	$9.71	77,721.5
1/1/2010 to 12/31/2010	$9.71	$10.94	85,157.1
1/1/2011 to 12/31/2011	$10.94	$9.94	57,534.2
1/1/2012 to 12/31/2012	$9.94	$11.35	38,397.4
1/1/2013 to 12/31/2013	$11.35	$14.786153	33,724.881
1/1/2014 to 12/31/2014	$14.786153	$16.331993	23,256.715
1/1/2015 to 12/31/2015	$16.331993	$15.420371	18,910.761
1/1/2016 to 12/31/2016	$15.420371	17.834522	17,277.985
1/1/2017 to 12/31/2017	$17.834522	$20.412028	21,909.518

Lord Abbett Bond-Debenture Fund, Inc.

1/1/2008 to 12/31/2008	$11.69	$9.19	174,585.4
1/1/2009 to 12/31/2009	$9.19	$12.27	151,353.8
1/1/2010 to 12/31/2010	$12.27	$13.66	141,535.9
1/1/2011 to 12/31/2011	$13.66	$13.99	161,759.1
1/1/2012 to 12/31/2012	$13.99	$15.62	139,497.9
1/1/2013 to 12/31/2013	$15.62	$16.590810	136,008.328
1/1/2014 to 12/31/2014	$16.590810	$17.089515	136,123.244
1/1/2015 to 12/31/2015	$17.089515	$16.549729	128,752.013
1/1/2016 to 12/31/2016	$16.549729	$18.326976	102,992.959
1/1/2017 to 12/31/2017	$18.326976	$19.727795	107,443.829

Lord Abbett Mid Cap Stock Fund, Inc.

1/1/2008 to 12/31/2008	$13.19	$7.87	277,144.2
1/1/2009 to 12/31/2009	$7.87	$9.83	270,839.2
1/1/2010 to 12/31/2010	$9.83	$12.17	233,545.6
1/1/2011 to 12/31/2011	$12.17	$11.52	169,996.5
1/1/2012 to 12/31/2012	$11.52	$13.00	47,637.9
1/1/2013 to 12/31/2013	$13.00	$16.693441	131,021.191
1/1/2014 to 12/31/2014	$16.693441	$18.361960	118,337.380
1/1/2015 to 12/31/2015	$18.361960	$17.454541	108,680.180
1/1/2016 to 12/31/2016	$17.454541	$20.061992	95,248.468
1/1/2017 to 12/31/2017	$20.061992	$21.164781	81,802.171

Oppenheimer Capital Appreciation Fund

1/1/2008 to 12/31/2008	$13.24	$7.06	18,254.7
1/1/2009 to 12/31/2009	$7.06	$9.99	10,937.1
1/1/2010 to 12/31/2010	$9.99	$10.75	10,151.4
1/1/2011 to 12/31/2011	$10.75	$10.43	4,623.2
1/1/2012 to 12/31/2012	$10.43	$11.69	4,559.8
1/1/2013 to 12/31/2013	$11.69	$14.886799	4,393.463
1/1/2014 to 12/31/2014	$14.886799	$16.883105	14,307.398
1/1/2015 to 12/31/2015	$16.883105	$17.175151	13,311.525
1/1/2016 to 12/31/2016	$17.175151	$16.532154	9,957.059
1/1/2017 to 12/31/2017	$16.532154	$20.617578	9,439.079

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street Fund®

1/1/2008 to 12/31/2008	$13.14	$7.93	4158.8
1/1/2009 to 12/31/2009	$7.93	$10.07	5,663.0
1/1/2010 to 12/31/2010	$10.07	$11.49	5,283.9
1/1/2011 to 12/31/2011	$11.49	$11.30	14,317.7
1/1/2012 to 12/31/2012	$11.30	$12.98	10,633.0
1/1/2013 to 12/31/2013	$12.98	$16.831039	8,753.730
1/1/2014 to 12/31/2014	$16.831039	$18.324022	7,824.035
1/1/2015 to 12/31/2015	$18.324022	$18.622594	6,084.719
1/1/2016 to 12/31/2016	$18.622594	$22.208710	19,205.949
1/1/2017 to 12/31/2017	$22.208710	$25.104481	18,275.392

Oppenheimer Main Street Mid Cap Fund®

1/1/2008 to 12/31/2008	$13.57	$8.25	16,793.1
1/1/2009 to 12/31/2009	$8.25	$11.14	23,127.6
1/1/2010 to 12/31/2010	$11.14	$13.52	17,991.6
1/1/2011 to 12/31/2011	$13.52	$12.98	19,753.3
1/1/2012 to 12/31/2012	$12.98	$14.93	23,280.6
1/1/2013 to 12/31/2013	$14.93	$19.633079	22,631.604
1/1/2014 to 12/31/2014	$19.633079	$21.725398	21,224.376
1/1/2015 to 12/31/2015	$21.725398	$19.866598	18,577.424
1/1/2016 to 12/31/2016	$19.866598	$20.450638	8,887.178
1/1/2017 to 12/31/2017	$20.450638	$23.531379	7,852.037

PIMCO CommodityRealReturn® Strategy Fund

1/1/2008 to 12/31/2008	$13.24	$7.35	803,928.5
1/1/2009 to 12/31/2009	$7.35	$10.10	583,587.9
1/1/2010 to 12/31/2010	$10.10	$12.30	510,101.6
1/1/2011 to 12/31/2011	$12.30	$11.14	474,690.3
1/1/2012 to 12/31/2012	$11.14	$11.51	445,591.2
1/1/2013 to 12/31/2013	$11.51	$9.637776	481,623.229
1/1/2014 to 12/31/2014	$9.637776	$7.737215	454,333.133
1/1/2015 to 12/31/2015	$7.737215	$5.636993	572,892.108
1/1/2016 to 12/31/2016	$5.636993	$6.341245	512,555.030
1/1/2017 to 12/31/2017	$6.341245	$6.396272	515,284.647

PIMCO Low Duration Fund

1/1/2008 to 12/31/2008	$10.51	$10.18	34,780.0
1/1/2009 to 12/31/2009	$10.18	$11.34	58,105.5
1/1/2010 to 12/31/2010	$11.34	$11.68	699,482.2
1/1/2011 to 12/31/2011	$11.68	$11.67	666,735.4
1/1/2012 to 12/31/2012	$11.67	$12.17	1,158,735.5
1/1/2013 to 12/31/2013	$12.17	$11.968565	1,761,587.626
1/1/2014 to 12/31/2014	$11.968565	$11.847588	1,586,235.002
1/1/2015 to 12/31/2015	$11.847588	$11.715008	1,408,976.356
1/1/2016 to 12/31/2016	$11.715008	$11.727919	1,320,430.411
1/1/2017 to 12/31/2017	$11.727919	$11.732593	1,244,387.644

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Real Return Fund

1/1/2008 to 12/31/2008	$11.12	$10.21	1,484,196.8
1/1/2009 to 12/31/2009	$10.21	$11.92	917,100.8
1/1/2010 to 12/31/2010	$11.92	$12.61	1,017,120.1
1/1/2011 to 12/31/2011	$12.61	$13.81	837,969.3
1/1/2012 to 12/31/2012	$13.81	$14.81	1,157,745.4
1/1/2013 to 12/31/2013	$14.81	$13.226216	1,109,142.794
1/1/2014 to 12/31/2014	$13.226216	$13.427389	981,885.512
1/1/2015 to 12/31/2015	$13.427389	$12.818432	889,609.804
1/1/2016 to 12/31/2016	$12.818432	$13.218469	778,635.225
1/1/2017 to 12/31/2017	$13.218469	$13.485638	749,046.907

PIMCO Total Return Fund

1/1/2008 to 12/31/2008	$11.12	$11.43	5,643,841.7
1/1/2009 to 12/31/2009	$11.43	$12.78	4,893,857.5
1/1/2010 to 12/31/2010	$12.78	$13.65	3,815,145.9
1/1/2011 to 12/31/2011	$13.65	$13.96	3,166,206.4
1/1/2012 to 12/31/2012	$13.96	$15.12	3,731,723.9
1/1/2013 to 12/31/2013	$15.12	$14.562307	3,020,904.923
1/1/2014 to 12/31/2014	$14.562307	$14.967399	2,656,840.907
1/1/2015 to 12/31/2015	$14.967399	$14.801970	1,638,389.303
1/1/2016 to 12/31/2016	$14.801970	$14.910731	1,240,248.749
1/1/2017 to 12/31/2017	$14.910731	$15.392270	1,137,822.349

Pioneer Fund

1/1/2008 to 12/31/2008	$13.57	$8.77	35,685.4
1/1/2009 to 12/31/2009	$8.77	$10.74	30,597.3
1/1/2010 to 12/31/2010	$10.74	$12.26	72,574.7
1/1/2011 to 12/31/2011	$12.26	$11.53	25,073.4
1/1/2012 to 12/31/2012	$11.53	$12.49	19,025.3
1/1/2013 to 12/31/2013	$12.49	$16.374028	11,899.546
1/1/2014 to 12/31/2014	$16.374028	$17.892703	11,320.720
1/1/2015 to 12/31/2015	$17.892703	$17.559557	10,541.385
1/1/2016 to 12/31/2016	$17.559557	$18.968512	8,436.790
1/1/2017 to 12/31/2017	$18.968512	$22.722942	7,143.651

Pioneer High Yield Fund

1/1/2008 to 12/31/2008	$11.95	$7.42	56,618.5
1/1/2009 to 12/31/2009	$7.42	$11.86	277,736.8
1/1/2010 to 12/31/2010	$11.86	$13.75	52,156.8
1/1/2011 to 12/31/2011	$13.75	$13.32	56,945.3
1/1/2012 to 12/31/2012	$13.32	$15.09	55,494.2
1/1/2013 to 12/31/2013	$15.09	$16.708184	48,623.363
1/1/2014 to 12/31/2014	$16.708184	$16.438569	42,889.784
1/1/2015 to 12/31/2015	$16.438569	$15.409929	41,260.298
1/1/2016 to 12/31/2016	$15.409929	$17.336152	37,361.106
1/1/2017 to 12/31/2017	$17.336152	$18.367649	35,058.537

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Real Estate Shares Fund

5/1/2008 to 12/31/2008	$11.58	$6.33	315,545.0
1/1/2009 to 12/31/2009	$6.33	$8.11	318,228.1
1/1/2010 to 12/31/2010	$8.11	$10.26	26,392.8
1/1/2011 to 12/31/2011	$10.26	$11.01	32,697.2
1/1/2012 to 12/31/2012	$11.01	$12.56	40,704.8
1/1/2013 to 12/31/2013	$12.56	$12.520129	38,255.640
1/1/2014 to 12/31/2014	$12.520129	$15.995971	43,332.817
1/1/2015 to 12/31/2015	$15.995971	$16.438081	40,788.188
1/1/2016 to 12/31/2016	$16.438081	$17.190649	42,777.139
1/1/2017 to 12/31/2017	$17.190649	$17.486103	33,931.477

Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.32	6,292.9
1/1/2010 to 12/31/2010	$11.32	$13.35	6,467.3
1/1/2011 to 12/31/2011	$13.35	$12.83	5,120.5
1/1/2012 to 12/31/2012	$12.83	$13.48	4,888.8
1/1/2013 to 12/31/2013	$13.48	$19.181929	4,849.009
1/1/2014 to 12/31/2014	$19.181929	$20.614886	4,810.988
1/1/2015 to 12/31/2015	$20.614886	$20.597518	4,771.181
1/1/2016 to 12/31/2016	$20.597518	$21.008427	259.636
1/1/2017 to 12/31/2017	$21.008427	$26.873623	257.161

Ready Assets Government Liquidity Fund

1/1/2008 to 12/31/2008	$10.75	$10.87	373,091.8
1/1/2009 to 12/31/2009	$10.87	$10.74	233,427.5
1/1/2010 to 12/31/2010	$10.74	$10.59	102,343.7
1/1/2011 to 12/31/2011	$10.59	$10.44	90,218.0
1/1/2012 to 12/31/2012	$10.44	$10.29	83,691.3
1/1/2013 to 12/31/2013	$10.29	$10.138135	43,161.734
1/1/2014 to 12/31/2014	$10.138135	$9.992844	33,021.706
1/1/2015 to 12/31/2015	$9.992844	$9.849284	27,908.741
1/1/2016 to 12/31/2016	$9.849284	$9.707978	52,044.777
1/1/2017 to 12/31/2017	$9.707978	$9.588542	77,638.200

TA Asset Allocation - Conservative

3/27/2017 to 12/31/2017	$10.007834	$10.580363	0.000

TA Asset Allocation - Moderate

3/27/2017 to 12/31/2017	$9.998808	$10.749795	0.000

TA Asset Allocation – Moderate Growth

3/27/2017 to 12/31/2017	$9.998808	$10.983989	0.000

TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.011994	$10.777370	1,845.249

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Dividend Focused

02/05/2014 to 12/31/2014	$$10.007957	$11.385406	1,569,364.675
1/1/2015 to 12/31/2015	$$11.385406	$10.890597	922,160.983
1/1/2016 to 12/31/2016	$10.890597	$12.304001	1,497,976.166
1/1/2017 to 12/31/2017	$12.304001	$14.056276	1,229,689.326

TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	20,578.1
1/1/2010 to 12/31/2010	$1.02	$1.13	31,096.2
1/1/2011 to 12/31/2011	$1.13	$1.15	235,607.7
1/1/2012 to 12/31/2012	$1.15	$1.27	226,313.2
1/1/2013 to 12/31/2013	$1.27	$1.301546	275,828.422
1/1/2014 to 12/31/2014	$1.301546	$1.330769	217,703.710
1/1/2015 to 12/31/2015	$1.330769	$1.302098	198,650.934
1/1/2016 to 12/31/2016	$1.302098	$1.356615	185,734.075
1/1/2017 to 12/31/2017	$1.356615	$1.402740	188,165.641

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.073677	$10.566686	3,139,964.155

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037917	$10.950900	5,601.019

TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.019268	$10.604641	3,721.551

TA Multi-Cap Growth

5/1/2008 to 12/31/2008	$10.65	$6.74	0.0
1/1/2009 to 12/31/2009	$6.74	$8.97	0.0
1/1/2010 to 12/31/2010	$8.97	$11.92	892,725.7
1/1/2011 to 12/31/2011	$11.92	$10.61	897,000.6
1/1/2012 to 12/31/2012	$10.61	$11.36	886,419.4
1/1/2013 to 12/31/2013	$11.36	$15.455187	695,851.569
1/1/2014 to 12/31/2014	$15.455187	$15.098862	645,814.170
1/1/2015 to 12/31/2015	$15.098862	$14.018442	278,701.237
1/1/2016 to 12/31/2016	$14.018442	$12.252074	25,935.085
1/1/2017 to 12/31/2017	$12.252074	$14.835137	22,696.247

TA Multi-Managed Balanced

3/27/2017 to 12/31/2017	$9.998808	$10.860150	2,999.716

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Small/Mid Cap Value

5/1/2008 to 12/31/2008	$10.39	$6.32	11,129.0
1/1/2009 to 12/31/2009	$6.32	$8.88	16,011.5
1/1/2010 to 12/31/2010	$8.88	$11.33	328,099.2
1/1/2011 to 12/31/2011	$11.33	$10.80	368,857.1
1/1/2012 to 12/31/2012	$10.80	$12.32	313,626.3
1/1/2013 to 12/31/2013	$12.32	$16.503673	1,014,903.324
1/1/2014 to 12/31/2014	$16.503673	$17.005975	916,276.579
1/1/2015 to 12/31/2015	$17.005975	$16.225889	803,355.337
1/1/2016 to 12/31/2016	$16.225889	$19.309985	703,127.179
1/1/2017 to 12/31/2017	$19.309985	$21.914523	568,225.938

TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034839	$11.075825	172,032.003

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080189	$10.635680	112,635.632

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.03	2,385,611.0
1/1/2013 to 12/31/2013	$10.03	$13.043590	1,371,068.511
1/1/2014 to 12/31/2014	$13.043590	$14.210919	1,193,825.512
1/1/2015 to 12/31/2015	$14.210919	$14.894903	949,061.167
1/1/2016 to 12/31/2016	$14.894903	$15.028647	875,084.325
1/1/2017 to 12/31/2017	$15.028647	$19.068704	725,551.638

TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021899	$10.868639	0.000

Templeton Growth Fund, Inc.

1/1/2008 to 12/31/2008	$14.42	$8.03	158,309.6
1/1/2009 to 12/31/2009	$8.03	$10.36	147,793.8
1/1/2010 to 12/31/2010	$10.36	$10.98	133,923.6
1/1/2011 to 12/31/2011	$10.98	$10.13	109,794.8
1/1/2012 to 12/31/2012	$10.13	$12.13	97,851.2
1/1/2013 to 12/31/2013	$12.13	$15.566846	92,096.111
1/1/2014 to 12/31/2014	$15.566846	$15.048933	85,275.655
1/1/2015 to 12/31/2015	$15.048933	$13.874203	76,563.738
1/1/2016 to 12/31/2016	$13.874203	$14.914368	70,989.238
1/1/2017 to 12/31/2017	$14.914368	$17.316941	66,045.475

Class L

(if you purchased your contract after June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

6/23/2008 to 12/31/2008	$12.81	$8.57	29,972.3
1/1/2009 to 12/31/2009	$8.57	$11.97	5,920.0
1/1/2010 to 12/31/2010	$11.97	$14.91	27,457.9
1/1/2011 to 12/31/2011	$14.91	$13.45	22,736.1
1/1/2012 to 12/31/2012	$13.45	$15.63	22,050.4
1/1/2013 to 12/31/2013	$15.63	$21.123050	18,172.320
1/1/2014 to 12/31/2014	$21.123050	$22.589826	17,666.283
1/1/2015 to 12/31/2015	$22.589826	$20.931729	16,666.833
1/1/2016 to 12/31/2016	$20.931729	$25.635125	13,989.117
1/1/2017 to 12/31/2017	$25.635125	$28.449640	13,982.995

AB International Value Fund

6/23/2008 to 12/31/2008	$8.97	$4.76	54,477.4
1/1/2009 to 12/31/2009	$4.76	$6.29	60,359.3
1/1/2010 to 12/31/2010	$6.29	$6.40	62,613.6
1/1/2011 to 12/31/2011	$6.40	$5.03	83,006.4
1/1/2012 to 12/31/2012	$5.03	$5.66	79,588.9
1/1/2013 to 12/31/2013	$5.66	$6.799636	64,687.316
1/1/2014 to 12/31/2014	$6.799636	$6.256071	36,140.482
1/1/2015 to 12/31/2015	$6.256071	$6.315271	19,887.782
1/1/2016 to 12/31/2016	$6.315271	$6.157807	19,272.356
1/1/2017 to 12/31/2017	$6.157807	$7.568913	12,778.373

AB Value Fund

6/23/2008 to 12/31/2008	$10.61	$7.25	0.0
1/1/2009 to 12/31/2009	$7.25	$8.50	263.9
1/1/2010 to 12/31/2010	$8.50	$9.33	2,205.9
1/1/2011 to 12/31/2011	$9.33	$8.82	2,214.6
1/1/2012 to 12/31/2012	$8.82	$9.97	2,214.0
1/1/2013 to 12/31/2013	$9.97	$13.321808	3,727.749
1/1/2014 to 12/31/2014	$13.321808	$14.634121	5,068.659
1/1/2015 to 12/31/2015	$14.634121	$13.305998	5,121.213
1/1/2016 to 12/31/2016	$13.305998	$14.537934	5,350.304
1/1/2017 to 12/31/2017	$14.537934	$16.232316	3,599.492

AllianzGI NFJ Dividend Value Fund

6/23/2008 to 12/31/2008	$9.35	$6.44	73,268.8
1/1/2009 to 12/31/2009	$6.44	$7.15	127,293.1
1/1/2010 to 12/31/2010	$7.15	$7.97	133,292.7
1/1/2011 to 12/31/2011	$7.97	$8.09	147,433.6
1/1/2012 to 12/31/2012	$8.09	$9.07	150,843.5
1/1/2013 to 12/31/2013	$9.07	$11.491413	118,990.555
1/1/2014 to 12/31/2014	$11.491413	$12.406064	98,047.108
1/1/2015 to 12/31/2015	$12.406064	$11.161315	106,359.070
1/1/2016 to 12/31/2016	$11.161315	$12.734601	110,960.666
1/1/2017 to 12/31/2017	$12.734601	$14.507729	101,390.871

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Small-Cap Value Fund

6/23/2008 to 12/31/2008	$14.93	$10.71	25,117.0
1/1/2009 to 12/31/2009	$10.71	$13.07	27,416.2
1/1/2010 to 12/31/2010	$13.07	$16.08	28,333.6
1/1/2011 to 12/31/2011	$16.08	$16.17	4,455.4
1/1/2012 to 12/31/2012	$16.17	$17.57	909.5
1/1/2013 to 12/31/2013	$17.57	$22.753164	883.793
1/1/2014 to 12/31/2014	$22.753164	$22.760568	841.824
1/1/2015 to 12/31/2015	$22.760568	$20.549884	0.000
1/1/2016 to 12/31/2016	$20.549884	$24.868460	0.000
1/1/2017 to 12/31/2017	$24.868460	$26.856756	0.000

American Funds® – Bond Fund of AmericaSM

6/23/2008 to 12/31/2008	$10.64	$9.38	253,361.4
1/1/2009 to 12/31/2009	$9.38	$10.61	760,712.6
1/1/2010 to 12/31/2010	$10.61	$11.21	147,911.4
1/1/2011 to 12/31/2011	$11.21	$11.76	3,293.4
1/1/2012 to 12/31/2012	$11.76	$12.26	389.6
1/1/2013 to 12/31/2013	$12.26	$11.822851	0.000
1/1/2014 to 12/31/2014	$11.822851	$12.284830	0.000
1/1/2015 to 12/31/2015	$12.284830	$12.120708	0.000
1/1/2016 to 12/31/2016	$12.120708	$12.258220	0.000
1/1/2017 to 12/31/2017	$12.258220	$12.452353	0.000

American Funds® – EuroPacific Growth Fund®

6/23/2008 to 12/31/2008	$16.99	$11.09	297,777.1
1/1/2009 to 12/31/2009	$11.09	$15.20	801,959.4
1/1/2010 to 12/31/2010	$15.20	$16.37	129,124.9
1/1/2011 to 12/31/2011	$16.37	$13.93	13,355.6
1/1/2012 to 12/31/2012	$13.93	$16.34	2,616.7
1/1/2013 to 12/31/2013	$16.34	$19.333652	2,312.278
1/1/2014 to 12/31/2014	$19.333652	$18.528527	2,227.626
1/1/2015 to 12/31/2015	$18.528527	$18.088054	0.000
1/1/2016 to 12/31/2016	$18.088054	$17.926455	0.000
1/1/2017 to 12/31/2017	$17.926455	$23.067542	0.000

American Funds® – Growth Fund of America®

6/23/2008 to 12/31/2008	$13.86	$8.79	380,176.4
1/1/2009 to 12/31/2009	$8.79	$11.65	411,582.0
1/1/2010 to 12/31/2010	$11.65	$12.89	371,154.7
1/1/2011 to 12/31/2011	$12.89	$12.08	21,874.2
1/1/2012 to 12/31/2012	$12.08	$14.33	15,330.1
1/1/2013 to 12/31/2013	$14.33	$18.877080	12,332.696
1/1/2014 to 12/31/2014	$18.877080	$20.303264	10,142.504
1/1/2015 to 12/31/2015	$20.303264	$21.057606	4,510.633
1/1/2016 to 12/31/2016	$21.057606	$22.471859	2,005.423
1/1/2017 to 12/31/2017	$22.471859	$27.896115	1,991.675

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Income Fund of America®

6/23/2008 to 12/31/2008	$12.07	$9.23	28,323.6
1/1/2009 to 12/31/2009	$9.23	$11.31	82,544.0
1/1/2010 to 12/31/2010	$11.31	$12.47	86,093.0
1/1/2011 to 12/31/2011	$12.47	$12.96	9,392.1
1/1/2012 to 12/31/2012	$12.96	$14.28	3,255.5
1/1/2013 to 12/31/2013	$14.28	$16.601638	3,104.958
1/1/2014 to 12/31/2014	$16.601638	$17.705967	817.668
1/1/2015 to 12/31/2015	$17.705967	$17.161863	0.000
1/1/2016 to 12/31/2016	$17.161863	$18.674156	0.000
1/1/2017 to 12/31/2017	$18.674156	$20.823921	0.000

American Funds® – Investment Company of America®

6/23/2008 to 12/31/2008	$12.02	$8.62	38,943.9
1/1/2009 to 12/31/2009	$8.62	$10.79	71,529.3
1/1/2010 to 12/31/2010	$10.79	$11.77	75,012.0
1/1/2011 to 12/31/2011	$11.77	$11.38	3,922.9
1/1/2012 to 12/31/2012	$11.38	$12.95	1,279.8
1/1/2013 to 12/31/2013	$12.95	$16.873486	1,272.515
1/1/2014 to 12/31/2014	$16.873486	$18.610685	1,266.348
1/1/2015 to 12/31/2015	$18.610685	$18.044432	0.000
1/1/2016 to 12/31/2016	$18.044432	$20.341487	0.000
1/1/2017 to 12/31/2017	$20.341487	$23.954772	0.000

AMG Renaissance Large Cap Growth Fund

7/28//2017 to 12/31/2017	$9.939663	$10.785655	3,284.432

BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.18	95,074.9
1/1/2012 to 12/31/2012	$10.18	$11.48	89,955.2
1/1/2013 to 12/31/2013	$11.48	$14.687204	82,196.024
1/1/2014 to 12/31/2014	$14.687204	$13.791521	80,805.526
1/1/2015 to 12/31/2015	$13.791521	$13.627891	82,035.083
1/1/2016 to 12/31/2016	$13.627891	$13.817888	75,076.308
1/1/2017 to 12/31/2017	$13.817888	$16.839918	68,896.937

BlackRock Advantage Large Cap Core Fund

6/23/2008 to 12/31/2008	$12.30	$8.77	5,490.7
1/1/2009 to 12/31/2009	$8.77	$10.41	22,416.8
1/1/2010 to 12/31/2010	$10.41	$11.38	19,997.9
1/1/2011 to 12/31/2011	$11.38	$11.20	32,792.9
1/1/2012 to 12/31/2012	$11.20	$12.60	37,370.3
1/1/2013 to 12/31/2013	$12.60	$16.553966	30,349.786
1/1/2014 to 12/31/2014	$16.553966	$18.198119	27,559.084
1/1/2015 to 12/31/2015	$18.198119	$17.930968	27,998.259
1/1/2016 to 12/31/2016	$17.930968	$19.426283	24,571.952
1/1/2017 to 12/31/2017	$19.426283	$23.285403	23,458.356

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage Large Cap Value Fund

6/23/2008 to 12/31/2008	$13.14	$9.31	6,161.8
1/1/2009 to 12/31/2009	$9.31	$10.46	13,007.4
1/1/2010 to 12/31/2010	$10.46	$11.37	35,800.0
1/1/2011 to 12/31/2011	$11.37	$10.86	37,985.7
1/1/2012 to 12/31/2012	$10.86	$12.03	33,209.9
1/1/2013 to 12/31/2013	$12.03	$15.720864	31,729.344
1/1/2014 to 12/31/2014	$15.720864	$17.272981	30,501.321
1/1/2015 to 12/31/2015	$17.272981	$16.655747	25,638.867
1/1/2016 to 12/31/2016	$16.655747	$18.611841	22,597.722
1/1/2017 to 12/31/2017	$18.611841	$21.489314	23,237.982

BlackRock Advantage U.S. Total Market Fund, Inc.

6/23/2008 to 12/31/2008	$11.99	$7.39	927.3
1/1/2009 to 12/31/2009	$7.39	$9.29	4,952.0
1/1/2010 to 12/31/2010	$9.29	$11.72	4,386.9
1/1/2011 to 12/31/2011	$11.72	$11.23	13,092.9
1/1/2012 to 12/31/2012	$11.23	$12.51	13,480.0
1/1/2013 to 12/31/2013	$12.51	$17.543106	10,505.941
1/1/2014 to 12/31/2014	$17.543106	$18.093009	10,450.433
1/1/2015 to 12/31/2015	$18.093009	$16.579024	9,148.597
1/1/2016 to 12/31/2016	$16.579024	$20.146519	9,467.905
1/1/2017 to 12/31/2017	$20.146519	$21.572636	9,329.067

BlackRock Basic Value Fund, Inc.

6/23/2008 to 12/31/2008	$11.83	$8.24	92,459.1
1/1/2009 to 12/31/2009	$8.24	$10.58	603,457.8
1/1/2010 to 12/31/2010	$10.58	$11.74	34,342.7
1/1/2011 to 12/31/2011	$11.74	$11.21	35,188.0
1/1/2012 to 12/31/2012	$11.21	$12.56	28,269.4
1/1/2013 to 12/31/2013	$12.56	$17.058078	13,611.094
1/1/2014 to 12/31/2014	$17.058078	$18.432376	14,456.463
1/1/2015 to 12/31/2015	$18.432376	$17.028338	289,798.764
1/1/2016 to 12/31/2016	$17.028338	$19.831471	188,242.589
1/1/2017 to 12/31/2017	$19.831471	$21.138313	167,877.189

BlackRock Capital Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$12.95	$8.37	211,127.7
1/1/2009 to 12/31/2009	$8.37	$11.26	601,181.3
1/1/2010 to 12/31/2010	$11.26	$13.23	834,307.6
1/1/2011 to 12/31/2011	$13.23	$11.83	1,010,363.9
1/1/2012 to 12/31/2012	$11.83	$13.27	781,273.5
1/1/2013 to 12/31/2013	$13.27	$17.488069	350,419.190
1/1/2014 to 12/31/2014	$17.488069	$18.656913	324,482.530
1/1/2015 to 12/31/2015	$18.656913	$19.629640	264,551.205
1/1/2016 to 12/31/2016	$19.629640	$19.258641	235,570.779
1/1/2017 to 12/31/2017	$19.258641	$25.143582	195,713.324

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation Fund, Inc.

6/23/2008 to 12/31/2008	$15.10	$12.16	280,891.0
1/1/2009 to 12/31/2009	$12.16	$14.56	1,229,966.4
1/1/2010 to 12/31/2010	$14.56	$15.75	1,308,724.8
1/1/2011 to 12/31/2011	$15.75	$14.94	1,195,155.4
1/1/2012 to 12/31/2012	$14.94	$16.18	1,106,218.2
1/1/2013 to 12/31/2013	$16.18	$18.229876	1,055,023.342
1/1/2014 to 12/31/2014	$18.229876	$18.285857	900,493.126
1/1/2015 to 12/31/2015	$18.285857	$17.815427	801,792.129
1/1/2016 to 12/31/2016	$17.815427	$18.199374	758,531.784
1/1/2017 to 12/31/2017	$18.199374	$20.307293	659,582.223

BlackRock Advantage Global Fund, Inc.

6/23/2008 to 12/31/2008	$16.16	$10.28	0.0
1/1/2009 to 12/31/2009	$10.28	$13.63	0.0
1/1/2010 to 12/31/2010	$13.63	$15.88	0.0
1/1/2011 to 12/31/2011	$15.88	$13.97	0.0
1/1/2012 to 12/31/2012	$13.97	$16.03	0.0
1/1/2013 to 12/31/2013	$16.03	$21.371783	0.000
1/1/2014 to 12/31/2014	$21.371783	$21.161024	0.000
1/1/2015 to 12/31/2015	$21.161024	$19.616835	0.000
1/1/2016 to 12/31/2016	$19.616835	$20.785259	0.000
1/1/2017 to 12/31/2017	$20.785259	$25.276745	0.000

BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.17	246,638.7
1/1/2012 to 12/31/2012	$10.17	$11.70	250,491.3
1/1/2013 to 12/31/2013	$11.70	$12.553217	431,605.423
1/1/2014 to 12/31/2014	$12.553217	$12.735637	393,486.111
1/1/2015 to 12/31/2015	$12.735637	$11.998298	366,441.487
1/1/2016 to 12/31/2016	$11.998298	$13.398579	312,214.472
1/1/2017 to 12/31/2017	$13.398579	$14.248370	288,284.486

BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.18	20,551.6
1/1/2012 to 12/31/2012	$9.18	$10.34	16,662.5
1/1/2013 to 12/31/2013	$10.34	$12.439674	15,638.40
1/1/2014 to 12/31/2014	$12.439674	$11.552402	17,759.263
1/1/2015 to 12/31/2015	$11.552402	$10.983110	18,180.211
1/1/2016 to 12/31/2016	$10.983110	$10.850523	20,115.118
1/1/2017 to 12/31/2017	$10.850523	$14.030458	22,456.201

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Focus Growth Fund

6/23/2008 to 12/31/2008	$12.06	$8.47	12,378.7
1/1/2009 to 12/31/2009	$8.47	$10.92	614,263.5
1/1/2010 to 12/31/2010	$10.92	$12.04	38,262.5
1/1/2011 to 12/31/2011	$12.04	$11.88	65,548.5
1/1/2012 to 12/31/2012	$11.88	$13.39	66,918.0
1/1/2013 to 12/31/2013	$13.39	$17.534630	54,492.075
1/1/2014 to 12/31/2014	$17.534630	$19.691988	48,028.205
1/1/2015 to 12/31/2015	$19.691988	$19.826392	32,235.542
1/1/2016 to 12/31/2016	$19.826392	$20.996480	30,682.347
1/1/2017 to 12/31/2017	$20.996480	$26.744558	27,273.873

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.92	0.0
1/1/2012 to 12/31/2012	$9.92	$10.24	0.0
1/1/2013 to 12/31/2013	$10.24	$10.179220	0.000
1/1/2014 to 12/31/2014	$10.179220	$10.141094	0.000
1/1/2015 to 12/31/2015	$10.141094	$10.033260	0.000
1/1/2016 to 12/31/2016	$10.033260	$10.043137	0.000
1/1/2017 to 12/31/2017	$10.043137	$10.059134	0.000

BlackRock Total Return Portfolio

6/23/2008 to 12/31/2008	$10.34	$9.24	4,007.8
1/1/2009 to 12/31/2009	$9.24	$10.54	44,835.3
1/1/2010 to 12/31/2010	$10.54	$11.39	42,427.5
1/1/2011 to 12/31/2011	$11.39	$11.70	50,948.8
1/1/2012 to 12/31/2012	$11.70	$12.64	48,869.0
1/1/2013 to 12/31/2013	$12.64	$12.381572	53,678.258
1/1/2014 to 12/31/2014	$12.381572	$13.134639	46,481.850
1/1/2015 to 12/31/2015	$13.134639	$12.935797	573,451.143
1/1/2015 to 12/31/2015	$13.134639	$12.935797	573,451.143
1/1/2016 to 12/31/2016	$12.935797	$13.144046	765,770.493
1/1/2017 to 12/31/2017	$13.144046	$13.436543	761,686.319

BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.28	33,246.2
1/1/2012 to 12/31/2012	$10.28	$10.38	46,325.9
1/1/2013 to 12/31/2013	$10.38	$9.955640	31,845.592
1/1/2014 to 12/31/2014	$9.955640	$10.326066	30,578.883
1/1/2015 to 12/31/2015	$10.326066	$10.193264	28,728.104
1/1/2016 to 12/31/2016	$10.193264	$10.158852	29,094.596
1/1/2017 to 12/31/2017	$10.158852	$10.171579	30,960.236

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Cohen & Steers Real Estate Securities Fund

6/23/2008 to 12/31/2008	$11.62	$7.43	0.0
1/1/2009 to 12/31/2009	$7.43	$10.06	0.0
1/1/2010 to 12/31/2010	$10.06	$12.54	0.0
1/1/2011 to 12/31/2011	$12.54	$13.10	0.0
1/1/2012 to 12/31/2012	$13.10	$15.10	0.0
1/1/2013 to 12/31/2013	$15.10	$15.527894	0.000
1/1/2014 to 12/31/2014	$15.527894	$20.201646	0.000
1/1/2015 to 12/31/2015	$20.201646	$21.352818	0.000
1/1/2016 to 12/31/2016	$21.352818	$22.655473	0.000
1/1/2017 to 12/31/2017	$22.655473	$24.044031	0.000

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965236	$10.065725	75,980.428
1/1/2017 to 12/31/2017	$10.065725	$12.644947	54,290.073

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.65	27,276.6
1/1/2012 to 12/31/2012	$8.65	$9.43	8,148.1
1/1/2013 to 12/31/2013	$9.43	$12.150372	8,078.375
1/1/2014 to 12/31/2014	$12.150372	$12.798051	7,824.043
1/1/2015 to 12/31/2015	$12.798051	$13.232451	10,511.851
1/1/2016 to 12/31/2016	$13.232451	$13.273178	10,703.250
1/1/2017 to 12/31/2017	$13.273178	$16.026252	9,347.085

Davis New York Venture Fund, Inc.

6/23/2008 to 12/31/2008	$12.48	$8.18	62,779.1
1/1/2009 to 12/31/2009	$8.18	$10.63	728,030.0
1/1/2010 to 12/31/2010	$10.63	$11.74	142,540.4
1/1/2011 to 12/31/2011	$11.74	$11.00	127,542.4
1/1/2012 to 12/31/2012	$11.00	$12.21	95,087.2
1/1/2013 to 12/31/2013	$12.21	$16.182285	88,347.246
1/1/2014 to 12/31/2014	$16.182285	$16.976880	86,127.414
1/1/2015 to 12/31/2015	$16.976880	$17.212544	67,231.337
1/1/2016 to 12/31/2016	$17.212544	$19.024441	59,311.564
1/1/2017 to 12/31/2017	$19.024441	$22.882005	49,010.608

Delaware Smid Cap Growth Fund

10/8/2010 to 12/31/2010	$10.00	$11.32	8,875.7
1/1/2011 to 12/31/2011	$11.32	$12.03	9,843.6
1/1/2012 to 12/31/2012	$12.03	$13.07	8,348.2
1/1/2013 to 12/31/2013	$13.07	$18.130582	4,128.125
1/1/2014 to 12/31/2014	$18.130582	$18.352757	3,083.633
1/1/2015 to 12/31/2015	$18.352757	$19.345247	1,695.524
1/1/2016 to 12/31/2016	$19.345247	$18.224032	1,806.547
1/1/2017 to 12/31/2017	$18.224032	$24.248938	1,703.879

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$12.16	$8.76	204,359.0
1/1/2009 to 12/31/2009	$8.76	$10.44	25,233.2
1/1/2010 to 12/31/2010	$10.44	$11.85	442,475.1
1/1/2011 to 12/31/2011	$11.85	$12.56	454,894.1
1/1/2012 to 12/31/2012	$12.56	$13.62	342,392.9
1/1/2013 to 12/31/2013	$13.62	$16.288495	220,634.524
1/1/2014 to 12/31/2014	$16.288495	$17.364405	188,572.963
1/1/2015 to 12/31/2015	$17.364405	$16.667424	107,093.851
1/1/2016 to 12/31/2016	$16.667424	$17.598931	92,877.308
1/1/2017 to 12/31/2017	$17.598931	$21.945991	76,631.894

Eaton Vance Floating-Rate Fund

6/23/2008 to 12/31/2008	$10.68	$7.43	13,309.6
1/1/2009 to 12/31/2009	$7.43	$10.70	43,022.4
1/1/2010 to 12/31/2010	$10.70	$11.51	46,184.7
1/1/2011 to 12/31/2011	$11.51	$11.57	44,621.3
1/1/2012 to 12/31/2012	$11.57	$12.32	44,064.1
1/1/2013 to 12/31/2013	$12.32	$12.680737	50,188.285
1/1/2014 to 12/31/2014	$12.680737	$12.531897	73,836.534
1/1/2015 to 12/31/2015	$12.531897	$12.103028	60,778.490
1/1/2016 to 12/31/2016	$12.103028	$13.220393	59,577.003
1/1/2017 to 12/31/2017	$13.220393	$13.548193	69,156.146

Eaton Vance Large-Cap Value Fund

6/23/2008 to 12/31/2008	$10.18	$6.96	181,028.4
1/1/2009 to 12/31/2009	$6.96	$8.02	844,885.0
1/1/2010 to 12/31/2010	$8.02	$8.69	1,315,341.7
1/1/2011 to 12/31/2011	$8.69	$8.18	1,275,285.9
1/1/2012 to 12/31/2012	$8.18	$9.32	906,205.5
1/1/2013 to 12/31/2013	$9.32	$11.868748	656,872.841
1/1/2014 to 12/31/2014	$11.868748	$12.967027	62,685.719
1/1/2015 to 12/31/2015	$12.967027	$12.629649	58,852.864
1/1/2016 to 12/31/2016	$12.629649	$13.625296	58,030.338
1/1/2017 to 12/31/2017	$13.625296	$15,402756	55,080.814

Federated Equity Income Fund, Inc.

4/19/2013 to 12/31/2013	$10.00	$11.915016	6,855.652
1/1/2014 to 12/31/2014	$11.915016	$12.663332	6,526.159
1/1/2015 to 12/31/2015	$12.663332	$11.791539	6,527.712
1/1/2016 to 12/31/2016	$11.791539	$12.712984	23,870.883
1/1/2017 to 12/31/2017	$12.712984	$14.528002	22,637.709

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann Fund

6/23/2008 to 12/31/2008	$14.77	$9.55	53,083.4
1/1/2009 to 12/31/2009	$9.55	$12.20	118,375.2
1/1/2010 to 12/31/2010	$12.20	$14.24	54,424.7
1/1/2011 to 12/31/2011	$14.24	$12.11	42,478.1
1/1/2012 to 12/31/2012	$12.11	$13.99	36,591.7
1/1/2013 to 12/31/2013	$13.99	$19.331243	33,965.567
1/1/2014 to 12/31/2014	$19.331243	$20.775891	33,065.788
1/1/2015 to 12/31/2015	$20.775891	$21.678100	29,645.446
1/1/2016 to 12/31/2016	$21.678100	$22.001374	32,466.177
1/1/2017 to 12/31/2017	$22.001374	$27.673391	28,127.995

Fidelity® Advisor Equity Growth Fund

6/23/2008 to 12/31/2008	$13.34	$7.63	0.0
1/1/2009 to 12/31/2009	$7.63	$9.61	0.0
1/1/2010 to 12/31/2010	$9.61	$11.69	0.0
1/1/2011 to 12/31/2011	$11.69	$11.51	0.0
1/1/2012 to 12/31/2012	$11.51	$12.94	0.0
1/1/2013 to 12/31/2013	$12.94	$17.280870	0.000
1/1/2014 to 12/31/2014	$17.280870	$18.869812	0.000
1/1/2015 to 12/31/2015	$18.869812	$19.831780	0.000
1/1/2016 to 12/31/2016	$19.831780	$19.585102	0.000
1/1/2017 to 12/31/2017	$19.585102	$26.004973	0.000

Invesco Comstock Fund

6/23/2008 to 12/31/2008	$10.54	$7.79	8,005.7
1/1/2009 to 12/31/2009	$7.79	$9.93	20,016.6
1/1/2010 to 12/31/2010	$9.93	$11.31	898,812.2
1/1/2011 to 12/31/2011	$11.31	$10.91	1,076,293.6
1/1/2012 to 12/31/2012	$10.91	$12.78	766,321.2
1/1/2013 to 12/31/2013	$12.78	$17.014076	674,913.708
1/1/2014 to 12/31/2014	$17.014076	$18.280523	499,179.628
1/1/2015 to 12/31/2015	$18.280523	$16.931040	349,897.246
1/1/2016 to 12/31/2016	$16.931040	$19.644041	227,091.575
1/1/2017 to 12/31/2017	$19.644041	$22.779987	188,128.575

Invesco Mid Cap Core Equity Fund

6/23/2008 to 12/31/2008	$12.99	$9.64	21,948.9
1/1/2009 to 12/31/2009	$9.64	$12.35	135,752.6
1/1/2010 to 12/31/2010	$12.35	$13.69	32,136.2
1/1/2011 to 12/31/2011	$13.69	$12.64	24,853.1
1/1/2012 to 12/31/2012	$12.64	$13.74	23,771.0
1/1/2013 to 12/31/2013	$13.74	$17.473090	21,203.578
1/1/2014 to 12/31/2014	$17.473090	$17.979803	16,786.536
1/1/2015 to 12/31/2015	$17.979803	$16.936003	16,665.321
1/1/2016 to 12/31/2016	$16.936003	$18.677901	15,904.264
1/1/2017 to 12/31/2017	$18.677901	$21.158106	15,848.309

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.91	0.0
1/1/2012 to 12/31/2012	$0.91	$1.06	0.0
1/1/2013 to 12/31/2013	$1.06	$1.382614	0.000
1/1/2014 to 12/31/2014	$1.382614	$1.451353	0.000
1/1/2015 to 12/31/2015	$1.451353	$1.280010	0.000
1/1/2016 to 12/31/2016	$1.280010	$1.487336	0.000
1/1/2017 to 12/31/2017	$1.487336	1.714986	0.000

iShares MSCI EAFE International Index Fund

6/23/2008 to 12/31/2008	$15.18	$9.69	0.0
1/1/2009 to 12/31/2009	$9.69	$12.21	0.0
1/1/2010 to 12/31/2010	$12.21	$12.87	0.0
1/1/2011 to 12/31/2011	$12.87	$11.04	0.0
1/1/2012 to 12/31/2012	$11.04	$12.87	0.0
1/1/2013 to 12/31/2013	$12.87	$15.355670	0.000
1/1/2014 to 12/31/2014	$15.355670	$14.144748	0.000
1/1/2015 to 12/31/2015	$14.144748	$13.768030	0.000
1/1/2016 to 12/31/2016	$13.768030	$13.662678	0.000
1/1/2017 to 12/31/2017	$13.662678	$16.795289	0.000

iShares Russell 2000 Small Cap Index Fund

6/23/2008 to 12/31/2008	$12.05	$8.35	0.0
1/1/2009 to 12/31/2009	$8.35	$10.39	0.0
1/1/2010 to 12/31/2010	$10.39	$12.93	0.0
1/1/2011 to 12/31/2011	$12.93	$12.12	0.0
1/1/2012 to 12/31/2012	$12.12	$13.84	0.0
1/1/2013 to 12/31/2013	$13.84	$18.906123	0.000
1/1/2014 to 12/31/2014	$18.906123	$19.460863	0.000
1/1/2015 to 12/31/2015	$19.460863	$18.268693	0.000
1/1/2016 to 12/31/2016	$18.268693	$21.772925	0.000
1/1/2017 to 12/31/2017	$21.772925	$24.514289	0.000

iShares S&P 500 Index Fund

04/19/2013 to 12/31/2013	$10.00	$11.897357	82,485.238
1/1/2014 to 12/31/2014	$11.897357	$13.266647	81,942.813
1/1/2015 to 12/31/2015	$13.266647	$13.196527	110,620.024
1/1/2016 to 12/31/2016	$13.196527	$14.496398	136,256.528
1/1/2017 to 12/31/2017	$14.496398	$17.326630	161,054.822

Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.92	$12.71	78,331.2
1/1/2010 to 12/31/2010	$12.71	$15.72	17,513.1
1/1/2011 to 12/31/2011	$15.72	$15.17	13,935.9
1/1/2012 to 12/31/2012	$15.17	$17.53	12,537.9
1/1/2013 to 12/31/2013	$17.53	$22.510606	11,806.374
1/1/2014 to 12/31/2014	$22.510606	$24.744100	12,370.225
1/1/2015 to 12/31/2015	$24.744100	$25.117417	169,632.937
1/1/2016 to 12/31/2016	$25.117417	$27.615966	198,647.577
1/1/2017 to 12/31/2017	$27.615966	$34.283345	163,754.120

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.36	$10.43	813,141.1
1/1/2010 to 12/31/2010	$10.43	$10.86	157,442.0
1/1/2011 to 12/31/2011	$10.86	$9.93	170,766.0
1/1/2012 to 12/31/2012	$9.93	$12.11	171,991.5
1/1/2013 to 12/31/2013	$12.11	$15.710572	152,877.508
1/1/2014 to 12/31/2014	$15.710572	$16.786732	118,365.631
1/1/2015 to 12/31/2015	$16.786732	$18.486936	99,258.679
1/1/2016 to 12/31/2016	$18.486936	$18.574951	92,970.298
1/1/2017 to 12/31/2017	$18.574951	$23.630499	73,196.734

JPMorgan Multi-Capital Market Neutral Fund (1)

6/23/2008 to 12/31/2008	$10.10	$9.89	4,263.9
1/1/2009 to 12/31/2009	$9.89	$9.71	22,509.1
1/1/2010 to 12/31/2010	$9.71	$9.12	21,638.1
1/1/2011 to 12/31/2011	$9.12	$8.95	14,088.6
1/1/2012 to 12/31/2012	$8.95	$8.81	13,535.7
1/1/2013 to 12/31/2013	$8.81	$9.026112	14,011.950
1/1/2014 to 12/31/2014	$9.026112	$9.012577	10,795.757
1/1/2015 to 12/31/2015	$9.012577	$8.979702	10,167.897
1/1/2016 to 12/31/2016	$8.979702	$8.720486	10,156.739
1/1/2017 to 12/31/2017	$8.720486	$8.851579	6,454.438

JPMorgan Small Cap Growth Fund

6/23/2008 to 12/31/2008	$9.47	$6.11	765.5
1/1/2009 to 12/31/2009	$6.11	$8.35	15,005.2
1/1/2010 to 12/31/2010	$8.35	$10.99	4,459.7
1/1/2011 to 12/31/2011	$10.99	$10.44	2,997.5
1/1/2012 to 12/31/2012	$10.44	$11.54	4,393.3
1/1/2013 to 12/31/2013	$11.54	$16.802318	6,929.212
1/1/2014 to 12/31/2014	$16.802318	$16.507932	10,659.221
1/1/2015 to 12/31/2015	$16.507932	$15.904411	11,307.053
1/1/2016 to 12/31/2016	$15.904411	$16.881506	10,869.644
1/1/2017 to 12/31/2017	$16.881506	$23.459335	10,322.715

Lord Abbett Affiliated Fund, Inc.

6/23/2008 to 12/31/2008	$11.52	$8.22	105,225.2
1/1/2009 to 12/31/2009	$8.22	$9.66	18,673.7
1/1/2010 to 12/31/2010	$9.66	$10.87	17,624.6
1/1/2011 to 12/31/2011	$10.87	$9.87	8,743.2
1/1/2012 to 12/31/2012	$9.87	$11.26	6,171.3
1/1/2013 to 12/31/2013	$11.26	$14.650484	4,407.937
1/1/2014 to 12/31/2014	$14.650484	$16.165968	3,964.429
1/1/2015 to 12/31/2015	$16.165968	$15.248347	3,756.274
1/1/2016 to 12/31/2016	$15.248347	$17.618019	3,389.183
1/1/2017 to 12/31/2017	$17.618019	$20.144155	4,612.256

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Lord Abbett Bond-Debenture Fund, Inc.

6/23/2008 to 12/31/2008	$11.54	$9.15	2,267.7
1/1/2009 to 12/31/2009	$9.15	$12.21	45,367.8
1/1/2010 to 12/31/2010	$12.21	$13.58	52,285.0
1/1/2011 to 12/31/2011	$13.58	$13.89	79,606.4
1/1/2012 to 12/31/2012	$13.89	$15.49	80,114.9
1/1/2013 to 12/31/2013	$15.49	$16.438557	72,719.419
1/1/2014 to 12/31/2014	$16.438557	$16.915765	62,692.084
1/1/2015 to 12/31/2015	$16.915765	$16.365077	55,015.600
1/1/2016 to 12/31/2016	$16.365077	$18.104445	49,665.892
1/1/2017 to 12/31/2017	$18.104445	$19.468829	46,921.659

Lord Abbett Mid Cap Stock Fund, Inc.

6/23/2008 to 12/31/2008	$11.68	$7.84	16,970.8
1/1/2009 to 12/31/2009	$7.84	$9.78	19,974.7
1/1/2010 to 12/31/2010	$9.78	$12.09	16,172.5
1/1/2011 to 12/31/2011	$12.09	$11.44	24,129.9
1/1/2012 to 12/31/2012	$11.44	$12.89	26,465.4
1/1/2013 to 12/31/2013	$12.89	$16.540336	34,588.406
1/1/2014 to 12/31/2014	$16.540336	$18.175372	26,723.422
1/1/2015 to 12/31/2015	$18.175372	$17.259893	26,537.167
1/1/2016 to 12/31/2016	$17.259893	$19.818525	22,935.857
1/1/2017 to 12/31/2017	$19.818525	$20.887095	20,352.835

Oppenheimer Capital Appreciation Fund

6/23/2008 to 12/31/2008	$12.42	$7.03	3,329.9
1/1/2009 to 12/31/2009	$7.03	$9.94	11,107.9
1/1/2010 to 12/31/2010	$9.94	$10.68	3,925.0
1/1/2011 to 12/31/2011	$10.68	$10.36	3,098.6
1/1/2012 to 12/31/2012	$10.36	$11.59	3,055.9
1/1/2013 to 12/31/2013	$11.59	$14.750215	2,660.387
1/1/2014 to 12/31/2014	$14.750215	$16.711489	9,698.145
1/1/2015 to 12/31/2015	$16.711489	$16.983573	7,841.598
1/1/2016 to 12/31/2016	$16.983573	$16.331461	7,877.432
1/1/2017 to 12/31/2017	$16.331461	$20.346995	6,317.366

Oppenheimer Main Street Fund®

6/23/2008 to 12/31/2008	$12.06	$7.90	891.3
1/1/2009 to 12/31/2009	$7.90	$10.02	1,295.2
1/1/2010 to 12/31/2010	$10.02	$11.42	464.2
1/1/2011 to 12/31/2011	$11.42	$11.22	2,141.2
1/1/2012 to 12/31/2012	$11.22	$12.88	2,431.1
1/1/2013 to 12/31/2013	$12.88	$16.676633	2,192.081
1/1/2014 to 12/31/2014	$16.676633	$18.137766	914.833
1/1/2015 to 12/31/2015	$18.137766	$18.414879	437.739
1/1/2016 to 12/31/2016	$18.414879	$20.202407	764.125
1/1/2017 to 12/31/2017	$20.202407	$23.222601	752.814

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street Mid Cap Fund®

6/23/2008 to 12/31/2008	$12.70	$8.22	0.0
1/1/2009 to 12/31/2009	$8.22	$11.08	0.0
1/1/2010 to 12/31/2010	$11.08	$13.44	1,762.1
1/1/2011 to 12/31/2011	$13.44	$12.88	15,364.4
1/1/2012 to 12/31/2012	$12.88	$14.81	14,302.8
1/1/2013 to 12/31/2013	$14.81	$19.453041	12,041.472
1/1/2014 to 12/31/2014	$19.453041	$21.504654	5,994.629
1/1/2015 to 12/31/2015	$21.504654	$19.645076	4,178.390
1/1/2016 to 12/31/2016	$19.645076	$21.939218	3,574.477
1/1/2017 to 12/31/2017	$21.939218	$24.775142	3,085.657

PIMCO CommodityRealReturn® Strategy Fund

6/23/2008 to 12/31/2008	$16.68	$7.31	94,476.9
1/1/2009 to 12/31/2009	$7.31	$10.05	171,901.0
1/1/2010 to 12/31/2010	$10.05	$12.22	155,856.2
1/1/2011 to 12/31/2011	$12.22	$11.06	159,294.3
1/1/2012 to 12/31/2012	$11.06	$11.41	169,353.7
1/1/2013 to 12/31/2013	$11.41	$9.549293	208,464.855
1/1/2014 to 12/31/2014	$9.549293	$7.658507	202,908.117
1/1/2015 to 12/31/2015	$7.658507	$5.574060	265,206.178
1/1/2016 to 12/31/2016	$5.574060	$6.264201	223,621.596
1/1/2017 to 12/31/2017	$6.264201	$6.312259	229,207.170

PIMCO Low Duration Fund

6/23/2008 to 12/31/2008	$10.49	$10.16	4,781.8
1/1/2009 to 12/31/2009	$10.16	$11.30	32,249.9
1/1/2010 to 12/31/2010	$11.30	$11.64	450,348.9
1/1/2011 to 12/31/2011	$11.64	$11.62	441,614.5
1/1/2012 to 12/31/2012	$11.62	$12.10	771,745.2
1/1/2013 to 12/31/2013	$12.10	$11.887364	1,070,120.386
1/1/2014 to 12/31/2014	$11.887364	$11.755448	1,005,423.627
1/1/2015 to 12/31/2015	$11.755448	$11.612275	917,853.419
1/1/2016 to 12/31/2016	$11.612275	$11.613494	827,870.616
1/1/2017 to 12/31/2017	$11.613494	$11.606543	805,389.875

PIMCO Real Return Fund

6/23/2008 to 12/31/2008	$11.28	$10.16	226,849.6
1/1/2009 to 12/31/2009	$10.16	$11.85	447,363.0
1/1/2010 to 12/31/2010	$11.85	$12.53	569,758.5
1/1/2011 to 12/31/2011	$12.53	$13.71	512,539.4
1/1/2012 to 12/31/2012	$13.71	$14.69	704,030.2
1/1/2013 to 12/31/2013	$14.69	$13.104841	654,120.115
1/1/2014 to 12/31/2014	$13.104841	$13.290867	587,404.704
1/1/2015 to 12/31/2015	$13.290867	$12.675410	558,222.564
1/1/2016 to 12/31/2016	$12.675410	$13.057971	516,427.771
1/1/2017 to 12/31/2017	$13.057971	$13.308625	512,872.901

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return Fund

6/23/2008 to 12/31/2008	$11.11	$11.39	949,990.5
1/1/2009 to 12/31/2009	$11.39	$12.71	2,531,179.7
1/1/2010 to 12/31/2010	$12.71	$13.56	2,157,889.4
1/1/2011 to 12/31/2011	$13.56	$13.86	1,982,649.8
1/1/2012 to 12/31/2012	$13.86	$15.00	2,445,467.2
1/1/2013 to 12/31/2013	$15.00	$14.428658	2,018,162.763
1/1/2014 to 12/31/2014	$14.428658	$14.815217	1,802,706.064
1/1/2015 to 12/31/2015	$14.815217	$14.636819	1,126,378.333
1/1/2016 to 12/31/2016	$14.636819	$14.729700	839,906.282
1/1/2017 to 12/31/2017	$14.729700	$15.190243	820,848.325

Pioneer Fund

6/23/2008 to 12/31/2008	$12.46	$8.74	0.0
1/1/2009 to 12/31/2009	$8.74	$10.69	0.0
1/1/2010 to 12/31/2010	$10.69	$12.18	9,228.5
1/1/2011 to 12/31/2011	$12.18	$11.44	4,806.3
1/1/2012 to 12/31/2012	$11.44	$12.38	873.7
1/1/2013 to 12/31/2013	$12.38	$16.223807	427.479
1/1/2014 to 12/31/2014	$16.223807	$17.710831	373.040
1/1/2015 to 12/31/2015	$17.710831	$17.363694	0.000
1/1/2016 to 12/31/2016	$17.363694	$18.738264	0.000
1/1/2017 to 12/31/2017	$18.738264	$22.424766	0.000

Pioneer High Yield Fund

6/23/2008 to 12/31/2008	$11.76	$7.38	2,632.5
1/1/2009 to 12/31/2009	$7.38	$11.80	135,953.9
1/1/2010 to 12/31/2010	$11.80	$13.66	25,053.5
1/1/2011 to 12/31/2011	$13.66	$13.22	35,415.5
1/1/2012 to 12/31/2012	$13.22	$14.97	31,742.0
1/1/2013 to 12/31/2013	$14.97	$16.554885	31,204.504
1/1/2014 to 12/31/2014	$16.554885	$16.271464	26,634.179
1/1/2015 to 12/31/2015	$16.271464	$15.238022	25,346.701
1/1/2016 to 12/31/2016	$15.238022	$17.125676	18,642.843
1/1/2017 to 12/31/2017	$17.125676	$18.126567	22,703.182

Pioneer Real Estate Shares Fund

6/23/2008 to 12/31/2008	$10.26	$6.32	43,869.9
1/1/2009 to 12/31/2009	$6.32	$8.10	93,981.1
1/1/2010 to 12/31/2010	$8.10	$10.23	6,675.2
1/1/2011 to 12/31/2011	$10.23	$10.97	11,159.9
1/1/2012 to 12/31/2012	$10.97	$12.50	18,164.6
1/1/2013 to 12/31/2013	$12.50	$12.447611	25,089.544
1/1/2014 to 12/31/2014	$12.447611	$15.887449	25,894.487
1/1/2015 to 12/31/2015	$15.887449	$16.310242	23,997.911
1/1/2016 to 12/31/2016	$16.310242	$17.039989	37,126.794
1/1/2017 to 12/31/2017	$17.039989	$17.315568	35,744.365

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.32	0.0
1/1/2010 to 12/31/2010	$11.32	$13.33	0.0
1/1/2011 to 12/31/2011	$13.33	$12.80	5,278.9
1/1/2012 to 12/31/2012	$12.80	$13.43	4,895.8
1/1/2013 to 12/31/2013	$13.43	$19.098013	5,108.545
1/1/2014 to 12/31/2014	$19.098013	$20.504174	4,782.131
1/1/2015 to 12/31/2015	$20.504174	$20.466422	7,540.809
1/1/2016 to 12/31/2016	$20.466422	$20.853940	7,233.220
1/1/2017 to 12/31/2017	$20.853940	$26.649434	6,373.028

Ready Assets Government Liquidity Fund

6/23/2008 to 12/31/2008	$10.79	$10.82	244,932.2
1/1/2009 to 12/31/2009	$10.82	$10.68	112,980.3
1/1/2010 to 12/31/2010	$10.68	$10.52	115,835.3
1/1/2011 to 12/31/2011	$10.52	$10.36	78,152.8
1/1/2012 to 12/31/2012	$10.36	$10.20	42,333.0
1/1/2013 to 12/31/2013	$10.20	$10.045057	21,592.482
1/1/2014 to 12/31/2014	$10.045057	$9.891214	15,654.918
1/1/2015 to 12/31/2015	$9.891214	$9.739367	33,786.443
1/1/2016 to 12/31/2016	$9.739367	$9.590081	38,115.916
1/1/2017 to 12/31/2017	$9.590081	$9,462672	34,059.056

TA Asset Allocation - Conservative

3/27/2017 to 12/31/2017	$10.007751	$10.572244	0.000

TA Asset Allocation – Moderate

3/27/2017 to 12/31/2017	$9.998726	$10.741564	0.000

TA Asset Allocation – Moderate Growth

3/27/2017 to 12/31/2017	$9.998726	$10.975579	0.000

TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.011967	$10.773357	0.000

TA Dividend Focused

2/05/2014 to 12/31/2014	$10.007930	$11.375114	754,923.711
1/1/2015 to 12/31/2015	$11.375114	$10.869874	454,257.150
1/1/2016 to 12/31/2016	$10.869874	$12.268352	743,813.260
1/1/2017 to 12/31/2017	$12.268352	$14.001577	622,711.285

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	103,801.2
1/1/2010 to 12/31/2010	$1.02	$1.13	93,942.0
1/1/2011 to 12/31/2011	$1.13	$1.15	89,551.4
1/1/2012 to 12/31/2012	$1.15	$1.27	103,089.4
1/1/2013 to 12/31/2013	$1.27	$1.296244	93,794.049
1/1/2014 to 12/31/2014	$1.296244	$1.324002	174,450.316
1/1/2015 to 12/31/2015	$1.324002	$1.294181	159,063.982
1/1/2016 to 12/31/2016	$1.294181	$1.347025	155,879.034
1/1/2017 to 12/31/2017	$1.347025	$1.391450	162,901.092

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.073649	$10.562747	1,368,378.661

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037890	$10.946819	0.000

TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.019241	$10.600697	0.000

TA Multi-Cap Growth

6/23/2008 to 12/31/2008	$10.39	$6.73	0.0
1/1/2009 to 12/31/2009	$6.73	$8.95	1,222.0
1/1/2010 to 12/31/2010	$8.95	$11.88	333,932.8
1/1/2011 to 12/31/2011	$11.88	$10.57	383,319.3
1/1/2012 to 12/31/2012	$10.57	$11.30	402,850.0
1/1/2013 to 12/31/2013	$11.30	$15.365690	310,227.650
1/1/2014 to 12/31/2014	$15.365690	$14.996422	304,357.648
1/1/2015 to 12/31/2015	$14.996422	$13.909396	135,269.856
1/1/2016 to 12/31/2016	$13.909396	$12.144656	10,963.095
1/1/2017 to 12/31/2017	$12.144656	$14.690427	9,156.501

TA Multi-Managed Balanced

3/27/2017 to 12/31/2017	$9.998726	$10.851821	0.000

TA Small/Mid Cap Value

6/23/2008 to 12/31/2008	$10.93	$6.32	21,247.0
1/1/2009 to 12/31/2009	$6.32	$8.87	52,133.8
1/1/2010 to 12/31/2010	$8.87	$11.30	134,983.0
1/1/2011 to 12/31/2011	$11.30	$10.76	148,905.0
1/1/2012 to 12/31/2012	$10.76	$12.26	134,061.8
1/1/2013 to 12/31/2013	$12.26	16.408132	498,983.609
1/1/2014 to 12/31/2014	16.408132	$16.890617	475,271.755
1/1/2015 to 12/31/2015	$16.890617	$16.099707	434,839.396
1/1/2016 to 12/31/2016	$16.099707	$19.140742	365,686.584
1/1/2017 to 12/31/2017	$19.140742	$21.700807	304,325.101

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034811	$11.071702	36,281.654

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080161	$10.631714	70,048.368

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.02	1,109,054.5
1/1/2013 to 12/31/2013	$10.02	$13.019017	619,142.113
1/1/2014 to 12/31/2014	$13.019017	$14.169965	566,691.491
1/1/2015 to 12/31/2015	$14.169965	$14.837132	466,233.332
1/1/2016 to 12/31/2016	$14.837132	$14.955443	413,683.331
1/1/2017 to 12/31/2017	$14.955443	$18.956919	341,841.507

TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021872	$10.864588	0.000

Templeton Growth Fund, Inc.

6/23/2008 to 12/31/2008	$12.20	$8.00	4,107.9
1/1/2009 to 12/31/2009	$8.00	$10.30	4,912.0
1/1/2010 to 12/31/2010	$10.30	$10.91	7,426.7
1/1/2011 to 12/31/2011	$10.91	$10.06	24,349.2
1/1/2012 to 12/31/2012	$10.06	$12.04	21,485.2
1/1/2013 to 12/31/2013	$12.04	$15.424036	17,570.597
1/1/2014 to 12/31/2014	$15.424036	$14.895960	19,466.281
1/1/2015 to 12/31/2015	$14.895960	$13.719436	18,811.603
1/1/2016 to 12/31/2016	$13.719436	$14.733310	17,964.752
1/1/2017 to 12/31/2017	$14.733310	$17.089667	13,284.340

Class C

(if you purchased your contract prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

1/1/2008 to 12/31/2008	$13.28	$8.55	22,238.3
1/1/2009 to 12/31/2009	$8.55	$11.94	3,699.4
1/1/2010 to 12/31/2010	$11.94	$14.87	3,631.5
1/1/2011 to 12/31/2011	$14.87	$13.40	5,754.9
1/1/2012 to 12/31/2012	$13.40	$15.57	13,111.5
1/1/2013 to 12/31/2013	$15.57	$21.025975	14,501.386
1/1/2014 to 12/31/2014	$21.025975	$22.474748	13,196.485
1/1/2015 to 12/31/2015	$22.474748	$20.814677	12,870.643
1/1/2016 to 12/31/2016	$20.814677	$25.479033	6,060.441
1/1/2017 to 12/31/2017	$25.479033	$28.262316	3,499.019

AB International Value Fund

1/1/2008 to 12/31/2008	$10.40	$4.75	54,458.40
1/1/2009 to 12/31/2009	$4.75	$6.28	49,016.1
1/1/2010 to 12/31/2010	$6.28	$6.39	46,346.4
1/1/2011 to 12/31/2011	$6.39	$5.02	47,981.1
1/1/2012 to 12/31/2012	$5.02	$5.64	46,900.2
1/1/2013 to 12/31/2013	$5.64	$6.776537	44,237.621
1/1/2014 to 12/31/2014	$6.776537	$6.231712	80,974.076
1/1/2015 to 12/31/2015	$6.231712	$6.287531	78,507.742
1/1/2016 to 12/31/2016	$6.287531	$6.127694	45,892.588
1/1/2017 to 12/31/2017	$6.127694	$7.528143	40,246.384

AB Value Fund

1/1/2008 to 12/31/2008	$12.65	$7.24	0.0
1/1/2009 to 12/31/2009	$7.24	$8.48	0.0
1/1/2010 to 12/31/2010	$8.48	$9.30	0.0
1/1/2011 to 12/31/2011	$9.30	$8.78	0.0
1/1/2012 to 12/31/2012	$8.78	$9.93	0.0
1/1/2013 to 12/31/2013	$9.93	$13.260578	0.000
1/1/2014 to 12/31/2014	$13.260578	$14.559569	0.000
1/1/2015 to 12/31/2015	$14.559569	$13.231599	0.000
1/1/2016 to 12/31/2016	$13.231599	$14.449423	0.000
1/1/2017 to 12/31/2017	$14.449423	$16.125465	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Dividend Value Fund

1/1/2008 to 12/31/2008	$10.25	$6.43	6,764.4
1/1/2009 to 12/31/2009	$6.43	$7.14	10,098.6
1/1/2010 to 12/31/2010	$7.14	$7.95	10,595.5
1/1/2011 to 12/31/2011	$7.95	$8.07	12,847.6
1/1/2012 to 12/31/2012	$8.07	$9.05	18,988.7
1/1/2013 to 12/31/2013	$9.05	$11.452379	17,279.476
1/1/2014 to 12/31/2014	$11.452379	$12.357736	16,604.141
1/1/2015 to 12/31/2015	$12.357736	$11.112278	16,734.981
1/1/2016 to 12/31/2016	$11.112278	$12.672312	15,972.818
1/1/2017 to 12/31/2017	$12.672312	$14.429565	15,403.884

AllianzGI NFJ Small-Cap Value Fund

1/1/2008 to 12/31/2008	$14.77	$10.69	25,366.7
1/1/2009 to 12/31/2009	$10.69	$13.04	24,374.5
1/1/2010 to 12/31/2010	$13.04	$16.03	22,089.9
1/1/2011 to 12/31/2011	$16.03	$16.11	15,932.6
1/1/2012 to 12/31/2012	$16.11	$17.49	15,737.6
1/1/2013 to 12/31/2013	$17.49	$22.648612	15,563.786
1/1/2014 to 12/31/2014	$22.648612	$22.644651	15,092.492
1/1/2015 to 12/31/2015	$22.644651	$20.434995	11,067.914
1/1/2016 to 12/31/2016	$20.434995	$24.717072	6,381.393
1/1/2017 to 12/31/2017	$24.717072	$26.679963	6,303.565

American Funds® – Bond Fund of AmericaSM

1/1/2008 to 12/31/2008	$10.84	$9.36	171,538.4
1/1/2009 to 12/31/2009	$9.36	$10.58	152,225.4
1/1/2010 to 12/31/2010	$10.58	$11.18	54,121.3
1/1/2011 to 12/31/2011	$11.18	$11.71	22,432.6
1/1/2012 to 12/31/2012	$11.71	$12.21	15,079.6
1/1/2013 to 12/31/2013	$12.21	$11.768489	11,480.117
1/1/2014 to 12/31/2014	$11.768489	$12.222234	10,189.777
1/1/2015 to 12/31/2015	$12.222234	$12.052914	7,294.470
1/1/2016 to 12/31/2016	$12.052914	$12.183562	6,760.021
1/1/2017 to 12/31/2017	$12.183562	$12.370329	6,601.809

American Funds® – EuroPacific Growth Fund®

1/1/2008 to 12/31/2008	$18.92	$11.07	153,153.0
1/1/2009 to 12/31/2009	$11.07	$15.16	179593.9
1/1/2010 to 12/31/2010	$15.16	$16.32	25,074.0
1/1/2011 to 12/31/2011	$16.32	$13.88	14,794.6
1/1/2012 to 12/31/2012	$13.88	$16.28	12,826.9
1/1/2013 to 12/31/2013	$16.28	$19.244753	7,844.352
1/1/2014 to 12/31/2014	$19.244753	$18.434107	7,111.908
1/1/2015 to 12/31/2015	$18.434107	$17.986884	5,237.446
1/1/2016 to 12/31/2016	$17.986884	$17.817283	4,757.373
1/1/2017 to 12/31/2017	$17.817283	$22.915636	4,683.745

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Growth Fund of America®

1/1/2008 to 12/31/2008	$14.64	$8.78	196,701.1
1/1/2009 to 12/31/2009	$8.78	$11.62	79,828.8
1/1/2010 to 12/31/2010	$11.62	$12.85	72,079.5
1/1/2011 to 12/31/2011	$12.85	$12.03	40,299.4
1/1/2012 to 12/31/2012	$12.03	$14.27	35,101.1
1/1/2013 to 12/31/2013	$14.27	$18.790260	23,543.785
1/1/2014 to 12/31/2014	$18.790260	$20.199766	22,071.633
1/1/2015 to 12/31/2015	$20.199766	$20.939785	11,746.598
1/1/2016 to 12/31/2016	$20.939785	$22.334962	10,752.382
1/1/2017 to 12/31/2017	$22.334962	$27.712373	10,538.949

American Funds® – Income Fund of America®

1/1/2008 to 12/31/2008	$13.18	$9.21	27,888.2
1/1/2009 to 12/31/2009	$9.21	$11.28	21,624.5
1/1/2010 to 12/31/2010	$11.28	$12.43	17,869.8
1/1/2011 to 12/31/2011	$12.43	$12.91	12,286.6
1/1/2012 to 12/31/2012	$12.91	$14.22	7,361.2
1/1/2013 to 12/31/2013	$14.22	$16.525276	6,238.622
1/1/2014 to 12/31/2014	$16.525276	$17.615713	5,010.698
1/1/2015 to 12/31/2015	$17.615713	$17.065852	1,112.967
1/1/2016 to 12/31/2016	$17.065852	$18.560406	1,076.482
1/1/2017 to 12/31/2017	$18.560406	$20.686753	1,043.278

American Funds® – Investment Company of America®

1/1/2008 to 12/31/2008	$13.39	$8.60	22,670.7
1/1/2009 to 12/31/2009	$8.60	$10.76	35,187.2
1/1/2010 to 12/31/2010	$10.76	$11.74	28,022.7
1/1/2011 to 12/31/2011	$11.74	$11.34	16,363.9
1/1/2012 to 12/31/2012	$11.34	$12.90	11,079.1
1/1/2013 to 12/31/2013	$12.90	$16.795865	2,520.721
1/1/2014 to 12/31/2014	$16.795865	$18.515815	2,378.881
1/1/2015 to 12/31/2015	$18.515815	$17.943472	296.634
1/1/2016 to 12/31/2016	$17.943472	$20.217561	204.343
1/1/2017 to 12/31/2017	$20.217561	$23.796972	203.575

AMG Renaissance Large Cap Growth Fund

7/28/2017 to 12/31/2017	$9.939636	$10.783353	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.18	266.1
1/1/2012 to 12/31/2012	$10.18	$11.47	0.0
1/1/2013 to 12/31/2013	$11.47	$14.670295	0.000
1/1/2014 to 12/31/2014	$14.670295	$13.768755	12,074.083
1/1/2015 to 12/31/2015	$13.768755	$13.598601	12,060.868
1/1/2016 to 12/31/2016	$13.598601	$13.781305	10,636.675
1/1/2017 to 12/31/2017	$13.781305	$16.786965	9,396.198

BlackRock Advantage Large Cap Core Fund

1/1/2008 to 12/31/2008	$14.23	$8.75	24,258.8
1/1/2009 to 12/31/2009	$8.75	$10.38	35,357.3
1/1/2010 to 12/31/2010	$10.38	$11.34	34,415.5
1/1/2011 to 12/31/2011	$11.34	$11.16	26,844.8
1/1/2012 to 12/31/2012	$11.16	$12.54	25,528.1
1/1/2013 to 12/31/2013	$12.54	$16.477914	16,267.012
1/1/2014 to 12/31/2014	$16.477914	$18.105451	15,318.309
1/1/2015 to 12/31/2015	$18.105451	$17.830739	14,636.610
1/1/2016 to 12/31/2016	$17.830739	$19.308033	14,171.201
1/1/2017 to 12/31/2017	$19.308033	$23.132132	14,437.848

BlackRock Advantage Large Cap Value Fund

1/1/2008 to 12/31/2008	$14.68	$9.29	32,031.7
1/1/2009 to 12/31/2009	$9.29	$10.43	36,421.9
1/1/2010 to 12/31/2010	$10.43	$11.33	34,379.1
1/1/2011 to 12/31/2011	$11.33	$10.82	24,667.4
1/1/2012 to 12/31/2012	$10.82	$11.98	20,620.6
1/1/2013 to 12/31/2013	$11.98	$15.648627	17,822.636
1/1/2014 to 12/31/2014	$15.648627	$17.185011	9,673.427
1/1/2015 to 12/31/2015	$17.185011	$16.562629	8,814.263
1/1/2016 to 12/31/2016	$16.562629	$18.498531	8,087.781
1/1/2017 to 12/31/2017	$18.498531	$21.347852	7,228.667

BlackRock Advantage U.S. Total Market Fund, Inc.

1/1/2008 to 12/31/2008	$12.75	$7.37	2,811.6
1/1/2009 to 12/31/2009	$7.37	$9.26	2,784.0
1/1/2010 to 12/31/2010	$9.26	$11.69	2,579.1
1/1/2011 to 12/31/2011	$11.69	$11.18	2,552.0
1/1/2012 to 12/31/2012	$11.18	$12.46	2,415.5
1/1/2013 to 12/31/2013	$12.46	$17.462446	2,300.947
1/1/2014 to 12/31/2014	$17.462446	$18.000809	2,202.465
1/1/2015 to 12/31/2015	$18.000809	$16.486287	2,189.394
1/1/2016 to 12/31/2016	$16.486287	$20.023808	1,891.699
1/1/2017 to 12/31/2017	$20.023808	$21,430547	368.713

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Basic Value Fund, Inc.

1/1/2008 to 12/31/2008	$13.18	$8.22	50,225.0
1/1/2009 to 12/31/2009	$8.22	$10.55	112,663.1
1/1/2010 to 12/31/2010	$10.55	$11.70	9,570.3
1/1/2011 to 12/31/2011	$11.70	$11.17	5,660.7
1/1/2012 to 12/31/2012	$11.17	$12.51	5,426.1
1/1/2013 to 12/31/2013	$12.51	$16.979692	5,899.755
1/1/2014 to 12/31/2014	$16.979692	$18.338496	6,954.909
1/1/2015 to 12/31/2015	$18.338496	$16.933133	54,297.118
1/1/2016 to 12/31/2016	$16.933133	$19.710738	38,279.593
1/1/2017 to 12/31/2017	$19.710738	$20.999151	35,132.810

BlackRock Capital Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$13.96	$8.35	139,423.5
1/1/2009 to 12/31/2009	$8.35	$11.23	137,083.8
1/1/2010 to 12/31/2010	$11.23	$13.18	169,721.4
1/1/2011 to 12/31/2011	$13.18	$11.79	190,910.7
1/1/2012 to 12/31/2012	$11.79	$13.22	151,723.4
1/1/2013 to 12/31/2013	$13.22	$17.407688	79,722.103
1/1/2014 to 12/31/2014	$17.407688	$18.561882	69,066.376
1/1/2015 to 12/31/2015	$18.561882	$19.519895	58,033.138
1/1/2016 to 12/31/2016	$19.519895	$19.141386	52,151.504
1/1/2017 to 12/31/2017	$19.141386	$24.978039	46,274.130

BlackRock Global Allocation Fund, Inc.

1/1/2008 to 12/31/2008	$15.52	$12.13	372,531.4
1/1/2009 to 12/31/2009	$12.13	$14.52	308,811.4
1/1/2010 to 12/31/2010	$14.52	$15.70	275,739.3
1/1/2011 to 12/31/2011	$15.70	$14.88	291,013.8
1/1/2012 to 12/31/2012	$14.88	$16.11	287,625.9
1/1/2013 to 12/31/2013	$16.11	$18.146068	249,134.364
1/1/2014 to 12/31/2014	$18.146068	$18.192694	199,274.447
1/1/2015 to 12/31/2015	$18.192694	$17.715792	188,520.243
1/1/2016 to 12/31/2016	$17.715792	$18.088544	178,525.714
1/1/2017 to 12/31/2017	$18.088544	$20.173565	169,684.045

BlackRock Advantage Global Fund, Inc.

1/1/2008 to 12/31/2008	$16.74	$10.25	4,429.7
1/1/2009 to 12/31/2009	$10.25	$13.60	4,217.2
1/1/2010 to 12/31/2010	$13.60	$15.83	4,143.2
1/1/2011 to 12/31/2011	$15.83	$13.92	4,074.5
1/1/2012 to 12/31/2012	$13.92	$15.96	3,664.0
1/1/2013 to 12/31/2013	$15.96	$21.273603	1,413.569
1/1/2014 to 12/31/2014	$21.273603	$21.053270	1,377.757
1/1/2015 to 12/31/2015	$21.053270	$19.507184	1,342.512
1/1/2016 to 12/31/2016	$19.507184	$20.658743	1,306.460
1/1/2017 to 12/31/2017	$20.658743	$25.110367	1,273.475

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.17	24,855.5
1/1/2012 to 12/31/2012	$10.17	$11.69	26,546.1
1/1/2013 to 12/31/2013	$11.69	$12.538790	58,733.429
1/1/2014 to 12/31/2014	$12.538790	$12.714645	49,413.594
1/1/2015 to 12/31/2015	$12.714645	$11.972529	46,369.208
1/1/2016 to 12/31/2016	$11.972529	$13.363122	42,006.727
1/1/2017 to 12/31/2017	$13.363122	$14.203589	39,310.800

BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.18	0.0
1/1/2012 to 12/31/2012	$9.18	$10.33	0.0
1/1/2013 to 12/31/2013	$10.33	$12.424911	0.000
1/1/2014 to 12/31/2014	$12.424911	$11.532925	0.000
1/1/2015 to 12/31/2015	$11.532925	$10.959114	0.000
1/1/2016 to 12/31/2016	$10.959114	$10.821406	0.000
1/1/2017 to 12/31/2017	$10.821406	$13.985835	0.000

BlackRock Large Cap Focus Growth Fund

1/1/2008 to 12/31/2008	$13.62	$8.45	33,816.1
1/1/2009 to 12/31/2009	$8.45	$10.89	146,660.0
1/1/2010 to 12/31/2010	$10.89	$12.01	33,122.4
1/1/2011 to 12/31/2011	$12.01	$11.84	35,962.6
1/1/2012 to 12/31/2012	$11.84	$13.33	29,534.0
1/1/2013 to 12/31/2013	$13.33	$17.454070	29,616.896
1/1/2014 to 12/31/2014	$17.454070	$19.591737	18,844.673
1/1/2015 to 12/31/2015	$19.591737	$19.715587	13,472.272
1/1/2016 to 12/31/2016	$19.715587	$20.868706	2,363.350
1/1/2017 to 12/31/2017	$20.868706	$26.568563	2,267.095

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.92	1,028.5
1/1/2012 to 12/31/2012	$9.92	$10.23	952.9
1/1/2013 to 12/31/2013	$10.23	$10.166734	883.370
1/1/2014 to 12/31/2014	$10.166734	$10.123582	819.271
1/1/2015 to 12/31/2015	$10.123582	$10.010928	756.377
1/1/2016 to 12/31/2016	$10.010928	$10.015774	692.501
1/1/2017 to 12/31/2017	$10.015774	$10.026726	633.631

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Total Return Portfolio

1/1/2008 to 12/31/2008	$10.59	$9.22	19,292.4
1/1/2009 to 12/31/2009	$9.22	$10.51	22,061.7
1/1/2010 to 12/31/2010	$10.51	$11.35	19,212.9
1/1/2012 to 12/31/2012	$11.66	$12.59	19,308.8
1/1/2013 to 12/31/2013	$12.59	$12.324625	24,097.057
1/1/2014 to 12/31/2014	$12.324625	$13.067711	13,988.914
1/1/2015 to 12/31/2015	$13.067711	$12.863446	83,244.932
1/1/2016 to 12/31/2016	$12.863446	$13.063997	107,804.988
1/1/2017 to 12/31/2017	$13.063997	$13.348047	108,417.547

BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.28	13,866.7
1/1/2012 to 12/31/2012	$10.28	$10.37	14,240.3
1/1/2013 to 12/31/2013	$10.37	$9.943438	15,395.958
1/1/2014 to 12/31/2014	$9.943438	$10.308257	15,316.142
1/1/2015 to 12/31/2015	$10.308257	$10.170598	14,855.886
1/1/2016 to 12/31/2016	$10.170598	$10.131196	14,642.036
1/1/2017 to 12/31/2017	$10.131196	$10.138832	12,771.407

Cohen & Steers Real Estate Securities Fund

1/1/2008 to 12/31/2008	$11.79	$7.42	2,049.7
1/1/2009 to 12/31/2009	$7.42	$10.03	1,951.3
1/1/2010 to 12/31/2010	$10.03	$12.51	1,464.2
1/1/2011 to 12/31/2011	$12.51	$13.06	137.7
1/1/2012 to 12/31/2012	$13.06	$15.04	136.4
1/1/2013 to 12/31/2013	$15.04	$15.456506	135.328
1/1/2014 to 12/31/2014	$15.456506	$20.098733	134.305
1/1/2015 to 12/31/2015	$20.098733	$21.233420	133.234
1/1/2016 to 12/31/2016	$21.233420	$22.517547	132.116
1/1/2017 to 12/31/2017	$22.517547	$23.885745	131.120

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965222	$10.064829	13,285.243
1/1/2017 to 12/31/2017	$10.064829	$12.637507	9,300.544

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.64	0.0
1/1/2012 to 12/31/2012	$8.64	$9.42	3,433.9
1/1/2013 to 12/31/2013	$9.42	$12.133872	2,904.636
1/1/2014 to 12/31/2014	$12.133872	$12.774269	2,806.985
1/1/2015 to 12/31/2015	$12.774269	$13.201255	0.000
1/1/2016 to 12/31/2016	$13.201255	$13.235264	0.000
1/1/2017 to 12/31/2017	$13.235264	$15.972512	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Davis New York Venture Fund, Inc.

1/1/2008 to 12/31/2008	$13.82	$8.16	81,313.9
1/1/2009 to 12/31/2009	$8.16	$10.60	168,671.4
1/1/2010 to 12/31/2010	$10.60	$11.70	59,723.9
1/1/2011 to 12/31/2011	$11.70	$10.96	54,481.5
1/1/2012 to 12/31/2012	$10.96	$12.16	50,530.7
1/1/2013 to 12/31/2013	$12.16	$16.107881	47,668.990
1/1/2014 to 12/31/2014	$16.107881	$16.890370	42,834.240
1/1/2015 to 12/31/2015	$16.890370	$17.116263	32,387.588
1/1/2016 to 12/31/2016	$17.116263	$18.908572	16,405.453
1/1/2017 to 12/31/2017	$18.908572	$22.731307	15,961.638

Delaware Smid Cap Growth Fund

10/8/2010 to 12/31/2010	$10.00	$11.31	4,628.2
1/1/2011 to 12/31/2011	$11.31	$12.02	4,398.8
1/1/2012 to 12/31/2012	$12.02	$13.06	3,411.8
1/1/2013 to 12/31/2013	$13.06	$18.101522	3,235.093
1/1/2014 to 12/31/2014	$18.101522	$18.314181	3,079.322
1/1/2015 to 12/31/2015	$18.314181	$19.294935	2,986.866
1/1/2016 to 12/31/2016	$19.294935	$18.167552	2,829.260
1/1/2017 to 12/31/2017	$18.167552	$24.161752	773.842

Dreyfus Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$13.14	$8.74	116,918.8
1/1/2009 to 12/31/2009	$8.74	$10.41	16,610.8
1/1/2010 to 12/31/2010	$10.41	$11.81	82,462.1
1/1/2011 to 12/31/2011	$11.81	$12.51	79,019.4
1/1/2012 to 12/31/2012	$12.51	$13.57	68,515.7
1/1/2013 to 12/31/2013	$13.57	$16.213611	49,073.318
1/1/2014 to 12/31/2014	$16.213611	$17.275921	38,242.373
1/1/2015 to 12/31/2015	$17.275921	$16.574202	16,929.199
1/1/2016 to 12/31/2016	$16.574202	$17.491759	16,146.556
1/1/2017 to 12/31/2017	$17.491759	$21.801490	14,075.594

Eaton Vance Floating-Rate Fund

1/1/2008 to 12/31/2008	$10.84	$7.41	6,607.1
1/1/2009 to 12/31/2009	$7.41	$10.67	5,401.5
1/1/2010 to 12/31/2010	$10.67	$11.47	6,298.8
1/1/2011 to 12/31/2011	$11.47	$11.53	4,560.1
1/1/2012 to 12/31/2012	$11.53	$12.27	1,369.6
1/1/2013 to 12/31/2013	$12.27	$12.622413	556.216
1/1/2014 to 12/31/2014	$12.622413	$12.468032	288.435
1/1/2015 to 12/31/2015	$12.468032	$12.035337	285.568
1/1/2016 to 12/31/2016	$12.035337	$13.139891	282.625
1/1/2017 to 12/31/2017	$13.139891	$13.458973	279.888

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Eaton Vance Large-Cap Value Fund

1/1/2008 to 12/31/2008	$10.79	$6.95	59,315.9
1/1/2009 to 12/31/2009	$6.95	$8.01	139,915.3
1/1/2010 to 12/31/2010	$8.01	$8.68	210,506.6
1/1/2011 to 12/31/2011	$8.68	$8.16	198,664.3
1/1/2012 to 12/31/2012	$8.16	$9.29	142,361.1
1/1/2013 to 12/31/2013	$9.29	$11.828427	113,649.157
1/1/2014 to 12/31/2014	$11.828427	$12.916506	9,435.244
1/1/2015 to 12/31/2015	$12.916506	$12.574144	9,137.579
1/1/2016 to 12/31/2016	$12.574144	$13.558629	8,776.966
1/1/2017 to 12/31/2017	$13.558629	$15.319767	8,265.486

Federated Equity Income Fund, Inc.

4/19/2013 to 12/31/2013	$10.00	$11.910848	9,269.940
1/1/2014 to 12/31/2014	$11.910848	$12.652554	9,089.316
1/1/2015 to 12/31/2015	$12.652554	$11.775610	9,010.801
1/1/2016 to 12/31/2016	$11.775610	$12.689470	8,674.479
1/1/2017 to 12/31/2017	$12.689470	$14.493909	8,249.172

Federated Kaufmann Fund

1/1/2008 to 12/31/2008	$16.76	$9.53	30,250.0
1/1/2009 to 12/31/2009	$9.53	$12.17	27,444.0
1/1/2010 to 12/31/2010	$12.17	$14.19	13,205.6
1/1/2011 to 12/31/2011	$14.19	$12.07	7,847.5
1/1/2012 to 12/31/2012	$12.07	$13.93	7,707.8
1/1/2013 to 12/31/2013	$13.93	$19.242396	8,157.262
1/1/2014 to 12/31/2014	$19.242396	$20.670064	7,055.474
1/1/2015 to 12/31/2015	$20.670064	$21.556894	6,888.594
1/1/2016 to 12/31/2016	$21.556894	$21.867431	6,830.100
1/1/2017 to 12/31/2017	$21.867431	$27.491208	5,387.006

Fidelity® Advisors Equity Growth Fund

1/1/2008 to 12/31/2008	$14.58	$7.61	0.0
1/1/2009 to 12/31/2009	$7.61	$9.58	0.0
1/1/2010 to 12/31/2010	$9.58	$11.65	0.0
1/1/2011 to 12/31/2011	$11.65	$11.47	0.0
1/1/2012 to 12/31/2012	$11.47	$12.89	0.0
1/1/2013 to 12/31/2013	$12.89	$17.201443	0.000
1/1/2014 to 12/31/2014	$17.201443	$18.773687	0.000
1/1/2015 to 12/31/2015	$18.773687	$19.720888	0.000
1/1/2016 to 12/31/2016	$19.720888	$19.465853	0.000
1/1/2017 to 12/31/2017	$19.465853	$25.833767	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Comstock Fund

1/1/2008 to 12/31/2008	$12.32	$7.78	9,120.6
1/1/2009 to 12/31/2009	$7.78	$9.91	6,194.2
1/1/2010 to 12/31/2010	$9.91	$11.27	152,889.7
1/1/2011 to 12/31/2011	$11.27	$10.87	171,508.3
1/1/2012 to 12/31/2012	$10.87	$12.72	124,232.9
1/1/2013 to 12/31/2013	$12.72	$16.935848	123.928.945
1/1/2014 to 12/31/2014	$16.935848	$18.187373	84,427.439
1/1/2015 to 12/31/2015	$18.187373	$16.836345	57,242.093
1/1/2016 to 12/31/2016	$16.836345	$19.524409	41,327.733
1/1/2017 to 12/31/2017	$19.524409	$22.629960	33,165.874

Invesco Mid Cap Core Equity Fund

1/1/2008 to 12/31/2008	$13.47	$9.62	0.0
1/1/2009 to 12/31/2009	$9.62	$12.32	27,980.2
1/1/2010 to 12/31/2010	$12.32	$13.65	1,855.2
1/1/2011 to 12/31/2011	$13.65	$12.59	1,869.6
1/1/2012 to 12/31/2012	$12.59	$13.68	1,746.7
1/1/2013 to 12/31/2013	$13.68	$17.392804	1,427.693
1/1/2014 to 12/31/2014	$17.392804	$17.888240	1,324.768
1/1/2015 to 12/31/2015	$17.888240	$16.841329	1,247.614
1/1/2016 to 12/31/2016	$16.841329	$18.564207	1,121.163
1/1/2017 to 12/31/2017	$18.564207	$21.018835	996.729

Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.91	0.0
1/1/2012 to 12/31/2012	$0.91	$1.06	0.0
1/1/2013 to 12/31/2013	$1.06	$1.380798	0.000
1/1/2014 to 12/31/2014	$1.380798	$1.448725	0.000
1/1/2015 to 12/31/2015	$1.448725	$1.277050	0.000
1/1/2016 to 12/31/2016	$1.277050	$1.483159	0.000
1/1/2017 to 12/31/2017	$1.483159	$1.709311	0.000

iShares MSCI EAFE International Index Fund

1/1/2008 to 12/31/2008	$17.06	$9.67	2,641.2
1/1/2009 to 12/31/2009	$9.67	$12.18	1,267.7
1/1/2010 to 12/31/2010	$12.18	$12.83	1,221.8
1/1/2011 to 12/31/2011	$12.83	$11.00	1,178.8
1/1/2012 to 12/31/2012	$11.00	$12.81	661.9
1/1/2013 to 12/31/2013	$12.81	$15.285101	629.450
1/1/2014 to 12/31/2014	$15.285101	$14.072691	599.514
1/1/2015 to 12/31/2015	$14.072691	$13.691027	570.139
1/1/2016 to 12/31/2016	$13.691027	$13.579474	540.269
1/1/2017 to 12/31/2017	$13.579474	$16.684689	512.778

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
iShares Russell 2000 Small Cap Index Fund

1/1/2008 to 12/31/2008	$12.86	$8.33	1,015.4
1/1/2009 to 12/31/2009	$8.33	$10.36	0.0
1/1/2010 to 12/31/2010	$10.36	$12.89	0.0
1/1/2011 to 12/31/2011	$12.89	$12.08	0.0
1/1/2012 to 12/31/2012	$12.08	$13.79	0.0
1/1/2013 to 12/31/2013	$13.79	$18.819222	0.000
1/1/2014 to 12/31/2014	$18.819222	$19.361729	0.000
1/1/2015 to 12/31/2015	$19.361729	$18.166539	0.000
1/1/2016 to 12/31/2016	$18.166539	$21.640356	0.000
1/1/2017 to 12/31/2017	$21.640356	$24.352889	0.000

iShares S&P 500 Index Fund

4/19/2013 to 12/31/2013	$10.00	$11.893191	44,464.932
1/1/2014 to 12/31/2014	$11.893191	$13.255379	88,059.970
1/1/2015 to 12/31/2015	$13.255379	$13.178733	85,420.907
1/1/2016 to 12/31/2016	$13.178733	$14.469613	75,100.416
1/1/2017 to 12/31/2017	$14.469613	$17.286002	62,325.848

Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.92	$12.71	15,510.9
1/1/2010 to 12/31/2010	$12.71	$15.70	4,372.3
1/1/2011 to 12/31/2011	$15.70	$15.16	6,550.4
1/1/2012 to 12/31/2012	$15.16	$17.50	5,144.7
1/1/2013 to 12/31/2013	$17.50	$22.460430	5,496.578
1/1/2014 to 12/31/2014	$22.460430	$24.676601	4,193.121
1/1/2015 to 12/31/2015	$24.676601	$25.036374	30,398.210
1/1/2016 to 12/31/2016	$25.036374	$27.513111	37,496.701
1/1/2017 to 12/31/2017	$27.513111	$34.138647	36,820.865

Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.35	$10.41	141,209.1
1/1/2010 to 12/31/2010	$10.41	$10.84	14,470.4
1/1/2011 to 12/31/2011	$10.84	$9.91	27,844.1
1/1/2012 to 12/31/2012	$9.91	$12.07	21,458.0
1/1/2013 to 12/31/2013	$12.07	$15.657198	10,729.240
1/1/2014 to 12/31/2014	$15.657198	$16.72133	11,406.023
1/1/2015 to 12/31/2015	$16.72133	$18.405717	10,058.708
1/1/2016 to 12/31/2016	$18.405717	$18.484097	9,313.964
1/1/2017 to 12/31/2017	$18.484097	$23.503192	8,364.885

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
JPMorgan Multi-Capital Market Neutral Fund (1)

1/1/2008 to 12/31/2008	$10.07	$9.87	183.2
1/1/2009 to 12/31/2009	$9.87	$9.69	1,192.8
1/1/2010 to 12/31/2010	$9.69	$9.10	1,152.9
1/1/2011 to 12/31/2011	$9.10	$8.92	1,142.2
1/1/2012 to 12/31/2012	$8.92	$8.78	1,131.4
1/1/2013 to 12/31/2013	$8.78	$8.990947	739.288
1/1/2014 to 12/31/2014	$8.990947	$8.972982	734.376
1/1/2015 to 12/31/2015	$8.972982	$8.935775	729.459
1/1/2016 to 12/31/2016	$8.935775	$8.673483	724.206
1/1/2017 to 12/31/2017	$8.673483	$8.799477	719.264

JPMorgan Small Cap Growth Fund

1/1/2008 to 12/31/2008	$10.94	$6.11	0.0
1/1/2009 to 12/31/2009	$6.11	$8.33	0.0
1/1/2010 to 12/31/2010	$8.33	$10.97	0.0
1/1/2011 to 12/31/2011	$10.97	$10.42	3,013.6
1/1/2012 to 12/31/2012	$10.42	$11.51	2,798.7
1/1/2013 to 12/31/2013	$11.51	$16.745219	2,703.221
1/1/2014 to 12/31/2014	$16.745219	$16.443596	2,726.318
1/1/2015 to 12/31/2015	$16.443596	$15.834504	2,551.439
1/1/2016 to 12/31/2016	$15.834504	$16.798907	2,376.180
1/1/2017 to 12/31/2017	$16.798907	$23.332925	1,891.999

Lord Abbett Affiliated Fund, Inc.

1/1/2008 to 12/31/2008	$13.25	$8.20	51,853.2
1/1/2009 to 12/31/2009	$8.20	$9.63	1,660.6
1/1/2010 to 12/31/2010	$9.63	$10.84	1,642.3
1/1/2011 to 12/31/2011	$10.84	$9.83	1,618.2
1/1/2012 to 12/31/2012	$9.83	$11.21	1,594.4
1/1/2013 to 12/31/2013	$11.21	$14.583104	1,573.664
1/1/2014 to 12/31/2014	$14.583104	$16.083577	1,566.254
1/1/2015 to 12/31/2015	$16.083577	$15.163049	1,545.751
1/1/2016 to 12/31/2016	$15.163049	$17.510721	1,524.305
1/1/2017 to 12/31/2017	$17.510721	$20.011492	1,505.411

Lord Abbett Bond-Debenture Fund, Inc.

1/1/2008 to 12/31/2008	$11.64	$9.13	13,436.0
1/1/2009 to 12/31/2009	$9.13	$12.18	12.957.9
1/1/2010 to 12/31/2010	$12.18	$13.54	12,498.3
1/1/2011 to 12/31/2011	$13.54	$13.84	10,105.9
1/1/2012 to 12/31/2012	$13.84	$15.43	13,829.9
1/1/2013 to 12/31/2013	$15.43	$16.362971	14,602.638
1/1/2014 to 12/31/2014	$16.362971	$18.829559	13,772.858
1/1/2015 to 12/31/2015	$18.829559	$16.273535	10,499.557
1/1/2016 to 12/31/2016	$16.273535	$17.994179	9,874.484
1/1/2017 to 12/31/2017	$17.994179	$19.340616	9,529.643

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Lord Abbett Mid Cap Stock Fund, Inc.

1/1/2008 to 12/31/2008	$13.13	$7.82	30,469.9
1/1/2009 to 12/31/2009	$7.82	$9.75	24,250.0
1/1/2010 to 12/31/2010	$9.75	$12.05	20,716.4
1/1/2011 to 12/31/2011	$12.05	$11.39	17,817.4
1/1/2012 to 12/31/2012	$11.39	$12.84	16,540.2
1/1/2013 to 12/31/2013	$12.84	$16.464305	15,279.881
1/1/2014 to 12/31/2014	$16.464305	$18.082786	12,522.591
1/1/2015 to 12/31/2015	$18.082786	$17.163382	9,430.537
1/1/2016 to 12/31/2016	$17.163382	$19.697846	8,742.123
1/1/2017 to 12/31/2017	$19.697846	$20.749559	7,169.563

Oppenheimer Capital Appreciation Fund

1/1/2008 to 12/31/2008	$13.18	$7.02	2,354.6
1/1/2009 to 12/31/2009	$7.02	$9.91	2,068.0
1/1/2010 to 12/31/2010	$9.91	$10.65	1,999.7
1/1/2011 to 12/31/2011	$10.65	$10.32	1,831.7
1/1/2012 to 12/31/2012	$10.32	$11.54	1,705.2
1/1/2013 to 12/31/2013	$11.54	$14.682415	1,515.820
1/1/2014 to 12/31/2014	$14.682415	$16.626362	1,335.966
1/1/2015 to 12/31/2015	$16.626362	$16.888621	1,196.496
1/1/2016 to 12/31/2016	$16.888621	$16.232036	1,148.294
1/1/2017 to 12/31/2017	$16.232036	$20.213042	1,027.128

Oppenheimer Main Street Fund®

1/1/2008 to 12/31/2008	$13.08	$7.88	885.2
1/1/2009 to 12/31/2009	$7.88	$9.99	880.5
1/1/2010 to 12/31/2010	$9.99	$11.38	871.3
1/1/2011 to 12/31/2011	$11.38	$11.18	830.8
1/1/2012 to 12/31/2012	$11.18	$12.82	821.2
1/1/2013 to 12/31/2013	$12.82	$16.599940	1,225.657
1/1/2014 to 12/31/2014	$16.599940	$18.045335	1,088.683
1/1/2015 to 12/31/2015	$18.045335	$18.311874	987.069
1/1/2016 to 12/31/2016	$18.311874	$20.079357	801.281
1/1/2017 to 12/31/2017	$20.079357	$23.069660	709.433

Oppenheimer Main Street Mid Cap Fund®

1/1/2008 to 12/31/2008	$13.50	$8.20	12,646.5
1/1/2009 to 12/31/2009	$8.20	$11.05	10,600.1
1/1/2010 to 12/31/2010	$11.05	$13.40	9,186.1
1/1/2011 to 12/31/2011	$13.40	$12.84	6,448.1
1/1/2012 to 12/31/2012	$12.84	$14.75	6,008.2
1/1/2013 to 12/31/2013	$14.75	$19.363631	5,340.997
1/1/2014 to 12/31/2014	$19.363631	$21.395105	3,523.230
1/1/2015 to 12/31/2015	$21.395105	$19.535213	4,256.670
1/1/2016 to 12/31/2016	$19.535213	$21.805623	4,570.616
1/1/2017 to 12/31/2017	$21.805623	$24.612002	1,703.999

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO CommodityRealReturn® Strategy Fund

1/1/2008 to 12/31/2008	$13.18	$7.30	110,385.7
1/1/2009 to 12/31/2009	$7.30	$10.02	84,600.4
1/1/2010 to 12/31/2010	$10.02	$12.18	78,898.5
1/1/2011 to 12/31/2011	$12.18	$11.02	70,385.6
1/1/2012 to 12/31/2012	$11.02	$11.37	70,353.9
1/1/2013 to 12/31/2013	$11.37	$9.505354	60,997.509
1/1/2014 to 12/31/2014	$9.505354	$7.619461	49,821.100
1/1/2015 to 12/31/2015	$7.619461	$5.542855	58,140.812
1/1/2016 to 12/31/2016	$5.542855	$6.226022	53,243.456
1/1/2017 to 12/31/2017	$6.226022	$6.270657	48,604.904

PIMCO Low Duration Fund

1/1/2008 to 12/31/2008	$10.50	$10.16	1,966.3
1/1/2009 to 12/31/2009	$10.16	$11.29	11,743.7
1/1/2010 to 12/31/2010	$11.29	$11.62	66,332.2
1/1/2011 to 12/31/2011	$11.62	$11.59	60,766.3
1/1/2012 to 12/31/2012	$11.59	$12.07	106,589.2
1/1/2013 to 12/31/2013	$12.07	$11.846994	160,330.742
1/1/2014 to 12/31/2014	$11.846994	$11.709662	140,528.891
1/1/2015 to 12/31/2015	$11.709662	$11.561269	121,882.964
1/1/2016 to 12/31/2016	$11.561269	$11.556694	119,547.901
1/1/2017 to 12/31/2017	$11.556694	$11.544020	121,218.255

PIMCO Real Return Fund

1/1/2008 to 12/31/2008	$11.07	$10.14	128,410.2
1/1/2009 to 12/31/2009	$10.14	$11.82	84,804.5
1/1/2010 to 12/31/2010	$11.82	$12.49	93,690.3
1/1/2011 to 12/31/2011	$12.49	$13.66	78,931.6
1/1/2012 to 12/31/2012	$13.66	$14.63	109,382.4
1/1/2013 to 12/31/2013	$14.63	$13.044565	106,103.164
1/1/2014 to 12/31/2014	$13.044565	$13.223121	91,140.057
1/1/2015 to 12/31/2015	$13.223121	$12.604496	84,796.174
1/1/2016 to 12/31/2016	$12.604496	$12.978412	78,382.452
1/1/2017 to 12/31/2017	$12.978412	$13.220947	80,233.182

PIMCO Total Return Fund

1/1/2008 to 12/31/2008	$11.07	$11.36	460,920.8
1/1/2009 to 12/31/2009	$11.36	$12.68	378,090.2
1/1/2010 to 12/31/2010	$12.68	$13.52	303,687.3
1/1/2011 to 12/31/2011	$13.52	$13.81	267,913.5
1/1/2012 to 12/31/2012	$13.81	$14.94	328,180.3
1/1/2013 to 12/31/2013	$14.94	$14.362323	266,683.594
1/1/2014 to 12/31/2014	$14.362323	$14.739734	248,813.496
1/1/2015 to 12/31/2015	$14.739734	$14.554967	165,528.045
1/1/2016 to 12/31/2016	$14.554967	$14.639996	129,486.575
1/1/2017 to 12/31/2017	$14.639996	$15.090207	130,031.690

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Fund

1/1/2008 to 12/31/2008	$13.50	$8.72	4,314.4
1/1/2009 to 12/31/2009	$8.72	$10.66	411.4
1/1/2010 to 12/31/2010	$10.66	$12.14	795.9
1/1/2011 to 12/31/2011	$12.14	$11.40	3,389.6
1/1/2012 to 12/31/2012	$11.40	$12.33	3,076.4
1/1/2013 to 12/31/2013	$12.33	$16.149244	2,506.263
1/1/2014 to 12/31/2014	$16.149244	$17.620627	2,127.010
1/1/2015 to 12/31/2015	$17.620627	$17.266619	1,834.590
1/1/2016 to 12/31/2016	$17.266619	$18.624201	1,146.364
1/1/2017 to 12/31/2017	$18.624201	$22.277155	918.892

Pioneer High Yield Fund

1/1/2008 to 12/31/2008	$11.90	$7.37	8,366.9
1/1/2009 to 12/31/2009	$7.37	$11.77	24,074.0
1/1/2010 to 12/31/2010	$11.77	$13.62	5,826.0
1/1/2011 to 12/31/2011	$13.62	$13.17	6,851.8
1/1/2012 to 12/31/2012	$13.17	$14.91	6,389.1
1/1/2013 to 12/31/2013	$14.91	$16.478768	6,302.454
1/1/2014 to 12/31/2014	$16.478768	$16.188550	5,946.425
1/1/2015 to 12/31/2015	$16.188550	$15.152792	5,902.079
1/1/2016 to 12/31/2016	$15.152792	$17.021384	5,537.560
1/1/2017 to 12/31/2017	$17.021384	$18.007196	5,390.350

Pioneer Real Estate Shares Fund

5/1/2008 to 12/31/2008	$11.57	$6.32	23,474.2
1/1/2009 to 12/31/2009	$6.32	$8.09	22,140.7
1/1/2010 to 12/31/2010	$8.09	$10.21	3,158.3
1/1/2011 to 12/31/2011	$10.21	$10.95	3,892.2
1/1/2012 to 12/31/2012	$10.95	$12.47	4,544.8
1/1/2013 to 12/31/2013	$12.47	$12.411514	3,175.914
1/1/2014 to 12/31/2014	$12.411514	$15.833467	8,180.585
1/1/2015 to 12/31/2015	$15.833467	$16.246717	8,301.342
1/1/2016 to 12/31/2016	$16.246717	$16.965146	7,500.525
1/1/2017 to 12/31/2017	$16.965146	$17.230944	7,656.420

Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.32	7,711.0
1/1/2010 to 12/31/2010	$11.32	$13.32	7,620.5
1/1/2011 to 12/31/2011	$13.32	$12.78	7,537.1
1/1/2012 to 12/31/2012	$12.78	$13.41	273.1
1/1/2013 to 12/31/2013	$13.41	$19.056226	1,089.554
1/1/2014 to 12/31/2014	$19.056226	$20.449084	268.219
1/1/2015 to 12/31/2015	$20.449084	$20.401225	266.066
1/1/2016 to 12/31/2016	$20.401225	$20.777106	0.000
1/1/2017 to 12/31/2017	$20.777106	$26.538008	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Ready Assets Government Liquidity Fund

1/1/2008 to 12/31/2008	$10.70	$10.80	47,062.0
1/1/2009 to 12/31/2009	$10.80	$10.66	30,807.4
1/1/2010 to 12/31/2010	$10.66	$10.49	25,231.8
1/1/2011 to 12/31/2011	$10.49	$10.32	41,105.0
1/1/2012 to 12/31/2012	$10.32	$10.16	17,494.8
1/1/2013 to 12/31/2013	$10.16	$9.998869	5,520.616
1/1/2014 to 12/31/2014	$9.998869	$9.840806	3,566.074
1/1/2015 to 12/31/2015	$9.840806	$9.684890	3,995.699
1/1/2016 to 12/31/2016	$9.684890	$9.531668	5,192.864
1/1/2017 to 12/31/2017	$9.531668	$9,400326	4.986.355

TA Asset Allocation - Conservative

3/27/2017 to 12/31/2017	$10.007710	$10.568196	0.000

TA Asset Allocation - Moderate

3/27/2017 to 12/31/2017	$9.998685	$10.737443	0.000

TA Asset Allocation – Moderate Growth

3/27/2017 to 12/31/2017	$9.998685	$10.971378	0.000

TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.011953	$10.771347	0.000

TA Dividend Focused

2/05/2014 to 12/31/2014	$10.007916	$11.369973	126,029.167
1/1/2015 to 12/31/2015	$11.369973	$10.859518	74,848.448
1/1/2016 to 12/31/2016	$10.859518	$12.250539	127,733.687
1/1/2017 to 12/31/2017	$12.250539	$13.974289	112,427.459

TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	0.0
1/1/2010 to 12/31/2010	$1.02	$1.13	0.0
1/1/2011 to 12/31/2011	$1.13	$1.15	35,681.7
1/1/2012 to 12/31/2012	$1.15	$1.27	34,715.0
1/1/2013 to 12/31/2013	$1.27	$1.293573	58,470.807
1/1/2014 to 12/31/2014	$1.293573	$1.320634	57,387.429
1/1/2015 to 12/31/2015	$1.320634	$1.290241	53,762.976
1/1/2016 to 12/31/2016	$1.290241	$1.342251	50,768.396
1/1/2017 to 12/31/2017	$1.342251	$1.385825	49,600.550

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.073636	$10.560775	269,258.978

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037876	$10.944776	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.019227	$10.598724	0.000

TA Multi-Cap Growth

5/1/2008 to 12/31/2008	$10.65	$6.73	0.0
1/1/2009 to 12/31/2009	$6.73	$8.95	0.0
1/1/2010 to 12/31/2010	$8.95	$11.87	67,566.6
1/1/2011 to 12/31/2011	$11.87	$10.55	67,827.0
1/1/2012 to 12/31/2012	$10.55	$11.28	67,844.8
1/1/2013 to 12/31/2013	$11.28	$15.321129	56,054.276
1/1/2014 to 12/31/2014	$15.321129	$14.945449	50,684.512
1/1/2015 to 12/31/2015	$14.945449	$13.855183	21,045.967
1/1/2016 to 12/31/2016	$13.855183	$12.091268	1,140.138
1/1/2017 to 12/31/2017	$12.091268	$14.618572	1,117.634

TA Multi-Managed Balanced

3/27/2017 to 12/31/2017	$9.998685	$10.847661	0.000

TA Small/Mid Cap Value

5/1/2008 to 12/31/2008	$10.39	$6.31	349.9
1/1/2009 to 12/31/2009	$6.31	$8.86	5,186.4
1/1/2010 to 12/31/2010	$8.86	$11.28	25,172.3
1/1/2011 to 12/31/2011	$11.28	$10.74	26,524.7
1/1/2012 to 12/31/2012	$10.74	$12.23	23,569.0
1/1/2013 to 12/31/2013	$12.23	$16.360561	83,330.525
1/1/2014 to 12/31/2014	$16.360561	$16.833221	73,402.829
1/1/2015 to 12/31/2015	$16.833221	$16.036963	65,472.579
1/1/2016 to 12/31/2016	$16.036963	$19.056614	60,441.925
1/1/2017 to 12/31/2017	$19.056614	$21.594670	52,301.785

TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034798	$11.069639	29,890.977

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080148	$10.629743	10,153.223

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.02	185,497.3
1/1/2013 to 12/31/2013	$10.02	$13.006732	109,369.698
1/1/2014 to 12/31/2014	$13.006732	$14.149530	92,274.820
1/1/2015 to 12/31/2015	$14.149530	$14.808334	74,350.081
1/1/2016 to 12/31/2016	$14.808334	$14.918959	72,901.741
1/1/2017 to 12/31/2017	$14.918959	$18.901256	64,917.932

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021858	$10.862567	0.000

Templeton Growth Fund, Inc.

1/1/2008 to 12/31/2008	$14.35	$7.98	6,923.3
1/1/2009 to 12/31/2009	$7.98	$10.28	6,634.9
1/1/2010 to 12/31/2010	$10.28	$10.88	6,831.4
1/1/2011 to 12/31/2011	$10.88	$10.02	9,055.9
1/1/2012 to 12/31/2012	$10.02	$11.99	8,245.5
1/1/2013 to 12/31/2013	$11.99	$15.353145	5,737.378
1/1/2014 to 12/31/2014	$15.353145	$14.820080	5,528.665
1/1/2015 to 12/31/2015	$14.820080	$13.642719	5,234.390
1/1/2016 to 12/31/2016	$13.642719	$14.643598	4,260.250
1/1/2017 to 12/31/2017	$14.643598	$16.977148	3,932.491

Class C

(if you purchased your contract after June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

6/23/2008 to 12/31/2008	$12.74	$8.52	3,503.3
1/1/2009 to 12/31/2009	$8.52	$11.88	720.9
1/1/2010 to 12/31/2010	$11.88	$14.77	591.8
1/1/2011 to 12/31/2011	$14.77	$13.31	4,695.4
1/1/2012 to 12/31/2012	$13.31	$15.44	5,795.7
1/1/2013 to 12/31/2013	$15.44	$20.833235	4,849.551
1/1/2014 to 12/31/2014	$20.833235	$22.246466	4,629.780
1/1/2015 to 12/31/2015	$22.246466	20.582659	4,489.372
1/1/2016 to 12/31/2016	$20.582659	$25.169942	4,025.749
1/1/2017 to 12/31/2017	$25.169942	$27.891652	3,949.149

AB International Value Fund

6/23/2008 to 12/31/2008	$8.95	$4.75	1,775.2
1/1/2009 to 12/31/2009	$4.75	$6.26	8,450.3
1/1/2010 to 12/31/2010	$6.26	$6.37	9,182.9
1/1/2011 to 12/31/2011	$6.37	$5.00	8,115.6
1/1/2012 to 12/31/2012	$5.00	$5.61	9,022.9
1/1/2013 to 12/31/2013	$5.61	$6.730530	7,796.214
1/1/2014 to 12/31/2014	$6.730530	$6.183201	21,561.703
1/1/2015 to 12/31/2015	$6.183201	$6.232349	18,564.709
1/1/2016 to 12/31/2016	$6.232349	$6.067869	19,193.750
1/1/2017 to 12/31/2017	$6.067869	$7.447208	17,576.458

AB Value Fund

6/23/2008 to 12/31/2008	$10.55	$7.21	0.0
1/1/2009 to 12/31/2009	$7.21	$8.43	0.0
1/1/2010 to 12/31/2010	$8.43	$9.24	0.0
1/1/2011 to 12/31/2011	$9.24	$8.72	0.0
1/1/2012 to 12/31/2012	$8.72	$9.85	0.0
1/1/2013 to 12/31/2013	$9.85	$13.138974	0.000
1/1/2014 to 12/31/2014	$13.138974	$14.411639	0.000
1/1/2015 to 12/31/2015	$14.411639	$13.084053	0.000
1/1/2016 to 12/31/2016	$13.084053	$14.274069	0.000
1/1/2017 to 12/31/2017	$14.274069	$15.913889	0.000

AllianzGI NFJ Dividend Value Fund

6/23/2008 to 12/31/2008	$9.33	$6.42	0.0
1/1/2009 to 12/31/2009	$6.42	$7.12	25,969.0
1/1/2010 to 12/31/2010	$7.12	$7.92	25,192.9
1/1/2011 to 12/31/2011	$7.92	$8.03	42,847.9
1/1/2012 to 12/31/2012	$8.03	$8.99	41,877.0
1/1/2013 to 12/31/2013	$8.99	$11.374668	36,447.717
1/1/2014 to 12/31/2014	$11.374668	$12.261613	25,347.944
1/1/2015 to 12/31/2015	$12.261613	$11.014820	26,398.482
1/1/2016 to 12/31/2016	$11.014820	$12.548669	23,963.158
1/1/2017 to 12/31/2017	$12.548669	$14.274550	17,934.478

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Small-Cap Value Fund

6/23/2008 to 12/31/2008	$14.84	$10.65	2,175.9
1/1/2009 to 12/31/2009	$10.65	$12.97	6,283.0
1/1/2010 to 12/31/2010	$12.97	$15.93	5,640.3
1/1/2011 to 12/31/2011	$15.93	$16.00	1,273.2
1/1/2012 to 12/31/2012	$16.00	$17.35	0.0
1/1/2013 to 12/31/2013	$17.35	$22.440961	0.000
1/1/2014 to 12/31/2014	$22.440961	$22.414592	0.000
1/1/2015 to 12/31/2015	$22.414592	$20.207155	0.000
1/1/2016 to 12/31/2016	$20.207155	$24.417149	0.000
1/1/2017 to 12/31/2017	$24.417149	$26.329951	0.000

American Funds® – Bond Fund of AmericaSM

6/23/2008 to 12/31/2008	$10.58	$9.32	20,512.2
1/1/2009 to 12/31/2009	$9.32	$10.53	45,349.2
1/1/2010 to 12/31/2010	$10.53	$11.11	2,474.2
1/1/2011 to 12/31/2011	$11.11	$11.63	0.0
1/1/2012 to 12/31/2012	$11.63	$12.11	0.0
1/1/2013 to 12/31/2013	$12.11	$11.660511	0.000
1/1/2014 to 12/31/2014	$11.660511	$12.097991	0.000
1/1/2015 to 12/31/2015	$12.097991	$11.918466	0.000
1/1/2016 to 12/31/2016	$11.918466	$12.035655	0.000
1/1/2017 to 12/31/2017	$12.035655	$12.207982	0.000

American Funds® – EuroPacific Growth Fund®

6/23/2008 to 12/31/2008	$16.90	$11.02	20,590.6
1/1/2009 to 12/31/2009	$11.02	$15.08	57,329.7
1/1/2010 to 12/31/2010	$15.08	$16.22	5,579.2
1/1/2011 to 12/31/2011	$16.22	$13.78	0.0
1/1/2012 to 12/31/2012	$13.78	$16.14	0.0
1/1/2013 to 12/31/2013	$16.14	$19.068198	0.000
1/1/2014 to 12/31/2014	$19.068198	$18.246721	0.000
1/1/2015 to 12/31/2015	$18.246721	$17.786247	0.000
1/1/2016 to 12/31/2016	$17.786247	$17.600996	0.000
1/1/2017 to 12/31/2017	$17.600996	$22.614913	0.000

American Funds® – Growth Fund of America®

6/23/2008 to 12/31/2008	$13.78	$8.74	20,924.0
1/1/2009 to 12/31/2009	$8.74	$11.56	23,175.6
1/1/2010 to 12/31/2010	$11.56	$12.77	26,540.8
1/1/2011 to 12/31/2011	$12.77	$11.95	0.0
1/1/2012 to 12/31/2012	$11.95	$14.15	0.0
1/1/2013 to 12/31/2013	$14.15	$18.617869	0.000
1/1/2014 to 12/31/2014	$18.617869	$19.994437	0.000
1/1/2015 to 12/31/2015	$19.994437	$20.706205	0.000
1/1/2016 to 12/31/2016	$20.706205	$22.063825	0.000
1/1/2017 to 12/31/2017	$22.063825	$27.348687	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Income Fund of America®

6/23/2008 to 12/31/2008	$12.00	$9.17	6,277.4
1/1/2009 to 12/31/2009	$9.17	$11.22	7,523.1
1/1/2010 to 12/31/2010	$11.22	$12.35	7,320.1
1/1/2011 to 12/31/2011	$12.35	$12.82	1,177.6
1/1/2012 to 12/31/2012	$12.82	$14.10	0.0
1/1/2013 to 12/31/2013	$14.10	$16.373673	0.000
1/1/2014 to 12/31/2014	$16.373673	$17.436659	0.000
1/1/2015 to 12/31/2015	$17.436659	$16.875494	0.000
1/1/2016 to 12/31/2016	$16.875494	$18.335102	0.000
1/1/2017 to 12/31/2017	$18.335102	$20.415276	0.000

American Funds® – Investment Company of America®

6/23/2008 to 12/31/2008	$11.96	$8.56	1,201.9
1/1/2009 to 12/31/2009	$8.56	$10.71	1,162.7
1/1/2010 to 12/31/2010	$10.71	$11.66	1,147.7
1/1/2011 to 12/31/2011	$11.66	$11.26	0.0
1/1/2012 to 12/31/2012	$11.26	$12.79	0.0
1/1/2013 to 12/31/2013	$12.79	$16.641753	0.000
1/1/2014 to 12/31/2014	$16.641753	$18.327586	0.000
1/1/2015 to 12/31/2015	$18.327586	$17.743298	0.000
1/1/2016 to 12/31/2016	$17.743298	$19.972121	0.000
1/1/2017 to 12/31/2017	$19.972121	$23.484669	0.000

AMG Renaissance Large Cap Growth Fund

7/28/2017 to 12/31/2017	$9.939609	$10.778749	0.000

BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.18	739.1
1/1/2012 to 12/31/2012	$10.18	$11.46	0.0
1/1/2013 to 12/31/2013	$11.46	$14.636585	0.000
1/1/2014 to 12/31/2014	$14.636585	$13.723375	4,086.854
1/1/2015 to 12/31/2015	$13.723375	$13.540222	3,193.202
1/1/2016 to 12/31/2016	$13.540222	$13.708470	3,167.473
1/1/2017 to 12/31/2017	$13.708470	$16.681612	2,920.798

BlackRock Advantage Large Cap Core Fund

6/23/2008 to 12/31/2008	$12.24	$8.72	8,465.4
1/1/2009 to 12/31/2009	$8.72	$10.32	11,010.7
1/1/2010 to 12/31/2010	$10.32	$11.27	11,029.0
1/1/2011 to 12/31/2011	$11.27	$11.08	10,695.3
1/1/2012 to 12/31/2012	$11.08	$12.44	10,421.7
1/1/2013 to 12/31/2013	$12.44	$16.326827	13,067.919
1/1/2014 to 12/31/2014	$16.326827	$17.921507	11,866.137
1/1/2015 to 12/31/2015	$17.921507	$17.631938	13,909.788
1/1/2016 to 12/31/2016	$17.631938	$19.073758	13,479.291
1/1/2017 to 12/31/2017	$19.073758	$22.828707	8,838.891

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage Large Cap Value Fund

6/23/2008 to 12/31/2008	$13.07	$9.25	0.0
1/1/2009 to 12/31/2009	$9.25	$10.38	5,921.3
1/1/2010 to 12/31/2010	$10.38	$11.26	7,059.6
1/1/2011 to 12/31/2011	$11.26	$10.75	8,344.5
1/1/2012 to 12/31/2012	$10.75	$11.88	7,040.6
1/1/2013 to 12/31/2013	$11.88	$15.505190	5,902.333
1/1/2014 to 12/31/2014	$15.505190	$17.010480	3,873.862
1/1/2015 to 12/31/2015	$17.010480	$16.378027	3,699.402
1/1/2016 to 12/31/2016	$16.378027	$18.274130	3,451.440
1/1/2017 to 12/31/2017	$18.274130	$21.067875	1,167.879

BlackRock Advantage U.S. Total Market Fund, Inc.

6/23/2008 to 12/31/2008	$11.93	$7.34	0.0
1/1/2009 to 12/31/2009	$7.34	$9.21	0.0
1/1/2010 to 12/31/2010	$9.21	$11.62	0.0
1/1/2011 to 12/31/2011	$11.62	$11.10	0.0
1/1/2012 to 12/31/2012	$11.10	$12.36	0.0
1/1/2013 to 12/31/2013	$12.36	$17.302292	1,080.392
1/1/2014 to 12/31/2014	$17.302292	$17.817886	1,070.888
1/1/2015 to 12/31/2015	$17.817886	$16.302435	1,072.454
1/1/2016 to 12/31/2016	$16.302435	$19.780811	1,075.983
1/1/2017 to 12/31/2017	$19.780811	$21.149388	0.000

BlackRock Basic Value Fund, Inc.

6/23/2008 to 12/31/2008	$11.76	$8.18	8,622.7
1/1/2009 to 12/31/2009	$8.18	$10.50	45,998.2
1/1/2010 to 12/31/2010	$10.50	$11.63	0.0
1/1/2011 to 12/31/2011	$11.63	$11.09	0.0
1/1/2012 to 12/31/2012	$11.09	$12.40	0.0
1/1/2013 to 12/31/2013	$12.40	$16.823940	0.000
1/1/2014 to 12/31/2014	$16.823940	$18.152116	0.000
1/1/2015 to 12/31/2015	$18.152116	$16.744281	17,535.674
1/1/2016 to 12/31/2016	$16.744281	$19.471507	12,786.944
1/1/2017 to 12/31/2017	$19.471507	$20.723604	12,251.433

BlackRock Capital Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$12.88	$8.32	21,227.6
1/1/2009 to 12/31/2009	$8.32	$11.17	48,215.2
1/1/2010 to 12/31/2010	$11.17	$13.10	62,364.7
1/1/2011 to 12/31/2011	$13.10	$11.71	80,182.7
1/1/2012 to 12/31/2012	$11.71	$13.11	52,743.1
1/1/2013 to 12/31/2013	$13.11	$17.248057	30,065.953
1/1/2014 to 12/31/2014	$17.248057	$18.373282	27,834.699
1/1/2015 to 12/31/2015	$18.373282	$19.302245	23,222.464
1/1/2016 to 12/31/2016	$19.302245	$18.909105	22,550.576
1/1/2017 to 12/31/2017	$18.909105	$24.650367	19,982.176

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation Fund, Inc.

6/23/2008 to 12/31/2008	$15.02	$12.08	14,147.6
1/1/2009 to 12/31/2009	$12.08	$14.45	120,893.6
1/1/2010 to 12/31/2010	$14.45	$15.61	135,234.7
1/1/2011 to 12/31/2011	$15.61	$14.78	121,888.5
1/1/2012 to 12/31/2012	$14.78	$15.98	122,662.2
1/1/2013 to 12/31/2013	$15.98	$17.979689	119,402.400
1/1/2014 to 12/31/2014	$17.979689	$18.007857	106,366.122
1/1/2015 to 12/31/2015	$18.007857	$17.518269	104,774.679
1/1/2016 to 12/31/2016	$17.518269	$17.869049	102,397.680
1/1/2017 to 12/31/2017	$17.869049	$19.908924	81,499.023

BlackRock Advantage Global Fund, Inc.

6/23/2008 to 12/31/2008	$16.07	$10.21	0.0
1/1/2009 to 12/31/2009	$10.21	$13.52	0.0
1/1/2010 to 12/31/2010	$13.52	$15.73	0.0
1/1/2011 to 12/31/2011	$15.73	$13.82	0.0
1/1/2012 to 12/31/2012	$13.82	$15.83	0.0
1/1/2013 to 12/31/2013	$15.83	$21.078571	0.000
1/1/2014 to 12/31/2014	$21.078571	$20.839400	0.000
1/1/2015 to 12/31/2015	$20.839400	$19.289695	0.000
1/1/2016 to 12/31/2016	$19.289695	$20.408077	0.000
1/1/2017 to 12/31/2017	$20.408077	$24.780965	0.000

BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.17	15,401.6
1/1/2012 to 12/31/2012	$10.17	$11.68	12,431.7
1/1/2013 to 12/31/2013	$11.68	$12.509959	26,013.554
1/1/2014 to 12/31/2014	$12.509959	$12.672725	24,496.290
1/1/2015 to 12/31/2015	$12.672725	$11.921113	24,040.202
1/1/2016 to 12/31/2016	$11.921113	$13.292493	22,178.725
1/1/2017 to 12/31/2017	$13.292493	$14.114431	20,074.341

BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.18	5,109.2
1/1/2012 to 12/31/2012	$9.18	$10.32	5,279.2
1/1/2013 to 12/31/2013	$10.32	$12.395382	4,522.596
1/1/2014 to 12/31/2014	$12.395382	$11.494009	3,935.250
1/1/2015 to 12/31/2015	$11.494009	$10.911207	4,193.309
1/1/2016 to 12/31/2016	$10.911207	$10.763354	4,231.733
1/1/2017 to 12/31/2017	$10.763354	$13.896958	3,062.023

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Focus Growth Fund

6/23/2008 to 12/31/2008	$11.99	$8.42	273.9
1/1/2009 to 12/31/2009	$8.42	$10.84	49,102.9
1/1/2010 to 12/31/2010	$10.84	$11.93	5,070.1
1/1/2011 to 12/31/2011	$11.93	$11.75	2,558.2
1/1/2012 to 12/31/2012	$11.75	$13.22	1,511.2
1/1/2013 to 12/31/2013	$13.22	$17.294056	1,056.573
1/1/2014 to 12/31/2014	$17.294056	$19.392725	667.904
1/1/2015 to 12/31/2015	$19.392725	$19.495817	0.000
1/1/2016 to 12/31/2016	$19.495817	$20.615533	0.000
1/1/2017 to 12/31/2017	$20.615533	$26.220102	0.000

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.91	0.0
1/1/2012 to 12/31/2012	$9.91	$10.21	0.0
1/1/2013 to 12/31/2013	$10.21	$10.141816	0.000
1/1/2014 to 12/31/2014	$10.141816	$10.088682	0.000
1/1/2015 to 12/31/2015	$10.088682	$9.966447	0.000
1/1/2016 to 12/31/2016	$9.966447	$9.961347	0.000
1/1/2017 to 12/31/2017	$9.961347	$9.962295	0.000

BlackRock Total Return Portfolio

6/23/2008 to 12/31/2008	$10.28	$9.18	122.7
1/1/2009 to 12/31/2009	$9.18	$10.46	3,361.9
1/1/2010 to 12/31/2010	$10.46	$11.28	3,291.9
1/1/2011 to 12/31/2011	$11.28	$11.57	2,344.9
1/1/2012 to 12/31/2012	$11.57	$12.48	2,427.4
1/1/2013 to 12/31/2013	$12.48	$12.211558	2,751.065
1/1/2014 to 12/31/2014	$12.211558	$12.934883	2,740.620
1/1/2015 to 12/31/2015	$12.934883	$12.719962	35,216.515
1/1/2016 to 12/31/2016	$12.719962	$12.905401	47,525.584
1/1/2017 to 12/31/2017	$12.905401	$13.172865	50,285.286

BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.28	6,134.5
1/1/2012 to 12/31/2012	$10.28	$10.35	6,017.4
1/1/2013 to 12/31/2013	$10.35	$9.919063	6,642.087
1/1/2014 to 12/31/2014	$9.919063	$10.272720	6,508.379
1/1/2015 to 12/31/2015	$10.272720	$10.125386	6,237.981
1/1/2016 to 12/31/2016	$10.125386	$10.076112	6,273.236
1/1/2017 to 12/31/2017	$10.076112	$10.073653	6,498.730

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Cohen & Steers Real Estate Securities Fund

6/23/2008 to 12/31/2008	$11.55	$7.39	0.0
1/1/2009 to 12/31/2009	$7.39	$9.98	0.0
1/1/2010 to 12/31/2010	$9.98	$12.43	0.0
1/1/2011 to 12/31/2011	$12.43	$12.96	0.0
1/1/2012 to 12/31/2012	$12.96	$14.91	0.0
1/1/2013 to 12/31/2013	$14.91	$15.314779	0.000
1/1/2014 to 12/31/2014	$15.314779	$19.894557	0.000
1/1/2015 to 12/31/2015	$19.894557	$20.996722	0.000
1/1/2016 to 12/31/2016	$20.996722	$22.244376	0.000
1/1/2017 to 12/31/2017	$22.244376	$23.572475	0.000

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965195	$10.063047	17,481.703
1/1/2017 to 12/31/2017	$10.063047	$12.622683	12,546.831

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.64	0.0
1/1/2012 to 12/31/2012	$8.64	$9.41	0.0
1/1/2013 to 12/31/2013	$9.41	$12.100940	0.000
1/1/2014 to 12/31/2014	$12.100940	$12.726871	214.731
1/1/2015 to 12/31/2015	$12.726871	$13.139120	201.475
1/1/2016 to 12/31/2016	$13.139120	$13.159854	208.734
1/1/2017 to 12/31/2017	$13.159854	$15.865698	192.411

Davis New York Venture Fund, Inc.

6/23/2008 to 12/31/2008	$12.41	$8.12	9,111.8
1/1/2009 to 12/31/2009	$8.12	$10.55	69,467.4
1/1/2010 to 12/31/2010	$10.55	$11.63	24,333.4
1/1/2011 to 12/31/2011	$11.63	$10.89	19,453.2
1/1/2012 to 12/31/2012	$10.89	$12.06	18,583.8
1/1/2013 to 12/31/2013	$12.06	$15.960108	14,894.507
1/1/2014 to 12/31/2014	$15.960108	$16.718686	13,095.746
1/1/2015 to 12/31/2015	$16.718686	$16.925354	12,445.850
1/1/2016 to 12/31/2016	$16.925354	$18.679038	11,300.105
1/1/2017 to 12/31/2017	$18.679038	$22.432999	9,212.574

Delaware Smid Cap Growth Fund

10/8/2010 to 12/31/2010	$10.00	$11.31	0.0
1/1/2011 to 12/31/2011	$11.31	$12.01	0.0
1/1/2012 to 12/31/2012	$12.01	$13.03	0.0
1/1/2013 to 12/31/2013	$13.03	$18.043581	0.000
1/1/2014 to 12/31/2014	$18.043581	$18.237302	0.000
1/1/2015 to 12/31/2015	$18.237302	$19.194731	0.000
1/1/2016 to 12/31/2016	$19.194731	$18.055194	0.000
1/1/2017 to 12/31/2017	$18.055194	$23.988399	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$12.10	$8.70	16,815.0
1/1/2009 to 12/31/2009	$8.70	$10.36	2,814.1
1/1/2010 to 12/31/2010	$10.36	$11.74	33,568.8
1/1/2011 to 12/31/2011	$11.74	$12.42	48,624.3
1/1/2012 to 12/31/2012	$12.42	$13.45	36,440.8
1/1/2013 to 12/31/2013	$13.45	$16.064938	28,963.602
1/1/2014 to 12/31/2014	$16.064938	$17.100397	23,746.026
1/1/2015 to 12/31/2015	$17.100397	$16.389400	19,139.527
1/1/2016 to 12/31/2016	$16.389400	$17.279489	18,904.774
1/1/2017 to 12/31/2017	$17.279489	$21.515467	12,956.311

Eaton Vance Floating-Rate Fund

6/23/2008 to 12/31/2008	$10.62	$7.38	0.0
1/1/2009 to 12/31/2009	$7.38	$10.61	12,231.4
1/1/2010 to 12/31/2010	$10.61	$11.40	12,025.3
1/1/2011 to 12/31/2011	$11.40	$11.45	11,657.9
1/1/2012 to 12/31/2012	$11.45	$12.17	11,676.7
1/1/2013 to 12/31/2013	$12.17	$12.506635	12,444.550
1/1/2014 to 12/31/2014	$12.506635	$12.341311	8,453.205
1/1/2015 to 12/31/2015	$12.341311	$11.901096	7,784.437
1/1/2016 to 12/31/2016	$11.901096	$12.980383	6,931.826
1/1/2017 to 12/31/2017	$12.980383	$13.282344	4,656.515

Eaton Vance Large-Cap Value Fund

6/23/2008 to 12/31/2008	$10.16	$6.94	13,114.6
1/1/2009 to 12/31/2009	$6.94	$7.99	64,492.5
1/1/2010 to 12/31/2010	$7.99	$8.64	98,158.3
1/1/2011 to 12/31/2011	$8.64	$8.12	91,644.1
1/1/2012 to 12/31/2012	$8.12	$9.24	55,901.9
1/1/2013 to 12/31/2013	$9.24	$11.748195	42,634.272
1/1/2014 to 12/31/2014	$11.748195	$12.816081	5,555.301
1/1/2015 to 12/31/2015	$12.816081	$12.463909	5,392.181
1/1/2016 to 12/31/2016	$12.463909	$13.426401	5,014.071
1/1/2017 to 12/31/2017	$13.426401	$15.155238	4,138.056

Federated Equity Income Fund, Inc.

04/19/2013 to 12/31/2013	$10.00	$11.902498	0.000
1/1/2014 to 12/31/2014	$11.902498	$12.631054	0.000
1/1/2015 to 12/31/2015	$12.631054	$11.743848	0.000
1/1/2016 to 12/31/2016	$11.743848	$12.642631	0.000
1/1/2017 to 12/31/2017	$12.642631	$14.426027	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann Fund

6/23/2008 to 12/31/2008	$14.69	$9.49	2,969.3
1/1/2009 to 12/31/2009	$9.49	$12.10	7,534.5
1/1/2010 to 12/31/2010	$12.10	$14.11	2,157.6
1/1/2011 to 12/31/2011	$14.11	$11.98	2,150.9
1/1/2012 to 12/31/2012	$11.98	$13.82	1,465.8
1/1/2013 to 12/31/2013	$13.82	$19.065910	1,183.355
1/1/2014 to 12/31/2014	$19.065910	$20.460016	1,103.511
1/1/2015 to 12/31/2015	$20.460016	$21.316501	1,010.110
1/1/2016 to 12/31/2016	$21.316501	$21.602031	996.352
1/1/2017 to 12/31/2017	$21.602031	$27.130503	891.275

Fidelity® Advisor Equity Growth Fund

6/23/2008 to 12/31/2008	$13.27	$7.58	0.0
1/1/2009 to 12/31/2009	$7.58	$9.53	0.0
1/1/2010 to 12/31/2010	$9.53	$11.58	0.0
1/1/2011 to 12/31/2011	$11.58	$11.38	0.0
1/1/2012 to 12/31/2012	$11.38	$12.78	0.0
1/1/2013 to 12/31/2013	$12.78	$17.043679	0.000
1/1/2014 to 12/31/2014	$17.043679	$18.582917	0.000
1/1/2015 to 12/31/2015	$18.582917	$19.500984	0.000
1/1/2016 to 12/31/2016	$19.500984	$19.229615	0.000
1/1/2017 to 12/31/2017	$19.229615	$25.494832	0.000

Invesco Comstock Fund

6/23/2008 to 12/31/2008	$10.48	$7.74	1,344.8
1/1/2009 to 12/31/2009	$7.74	$9.85	2,737.0
1/1/2010 to 12/31/2010	$9.85	$11.20	69,105.9
1/1/2011 to 12/31/2011	$11.20	$10.80	78,667.7
1/1/2012 to 12/31/2012	$10.80	$12.62	46,493.2
1/1/2013 to 12/31/2013	$12.62	$16.780440	44,545.752
1/1/2014 to 12/31/2014	$16.780440	$18.002463	32,417.810
1/1/2015 to 12/31/2015	$18.002463	$16.648502	23,084.627
1/1/2016 to 12/31/2016	$16.648502	$19.287336	15,735.777
1/1/2017 to 12/31/2017	$19.287336	$22.332922	13,138.900

Invesco Mid Cap Core Equity Fund

6/23/2008 to 12/31/2008	$12.92	$9.58	2,156.6
1/1/2009 to 12/31/2009	$9.58	$12.26	13,280.1
1/1/2010 to 12/31/2010	$12.26	$13.56	2,947.7
1/1/2011 to 12/31/2011	$13.56	$12.50	2,447.5
1/1/2012 to 12/31/2012	$12.50	$13.57	2,024.8
1/1/2013 to 12/31/2013	$13.57	$17.233263	1,882.076
1/1/2014 to 12/31/2014	$17.233263	$17.706425	0.000
1/1/2015 to 12/31/2015	$17.706425	$16.653482	0.000
1/1/2016 to 12/31/2016	$16.653482	$18.338852	0.000
1/1/2017 to 12/31/2017	$18.338852	$20.743002	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.91	1,430.3
1/1/2012 to 12/31/2012	$0.91	$1.06	1,324.0
1/1/2013 to 12/31/2013	$1.06	$1.377221	0.000
1/1/2014 to 12/31/2014	$1.377221	$1.443526	0.000
1/1/2015 to 12/31/2015	$1.443526	$1.271197	0.000
1/1/2016 to 12/31/2016	$1.271197	$1.474877	0.000
1/1/2017 to 12/31/2017	$1.474877	$1.698073	0.000

iShares MSCI EAFE International Index Fund

6/23/2008 to 12/31/2008	$15.10	$9.63	0.0
1/1/2009 to 12/31/2009	$9.63	$12.11	0.0
1/1/2010 to 12/31/2010	$12.11	$12.75	0.0
1/1/2011 to 12/31/2011	$12.75	$10.93	0.0
1/1/2012 to 12/31/2012	$10.93	$12.71	0.0
1/1/2013 to 12/31/2013	$12.71	$15.144954	0.000
1/1/2014 to 12/31/2014	$15.144954	$13.929720	0.000
1/1/2015 to 12/31/2015	$13.929720	$13.538388	0.000
1/1/2016 to 12/31/2016	$13.538388	$13.414699	0.000
1/1/2017 to 12/31/2017	$13.414699	$16.465821	0.000

iShares Russell 2000 Small Cap Index Fund

6/23/2008 to 12/31/2008	$11.98	$8.30	0.0
1/1/2009 to 12/31/2009	$8.30	$10.31	0.0
1/1/2010 to 12/31/2010	$10.31	$12.81	0.0
1/1/2011 to 12/31/2011	$12.81	$11.99	0.0
1/1/2012 to 12/31/2012	$11.99	$13.67	0.0
1/1/2013 to 12/31/2013	$13.67	$18.64689	0.000
1/1/2014 to 12/31/2014	$18.64689	$19.165040	0.000
1/1/2015 to 12/31/2015	$19.165040	$17.964014	0.000
1/1/2016 to 12/31/2016	$17.964014	$21.377798	0.000
1/1/2017 to 12/31/2017	$21.377798	$24.033445	0.000

iShares S&P 500 Index Fund

4/19/2013 to 12/31/2013	$10.00	$11.884864	1,587.375
1/1/2014 to 12/31/2014	$11.884864	$13.232867	18,593.428
1/1/2015 to 12/31/2015	$13.232867	$13.143191	14,617.687
1/1/2016 to 12/31/2016	$13.143191	$14.416216	13,073.244
1/1/2017 to 12/31/2017	$14.416216	$17.205059	12,169.127

Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.92	$12.70	8,568.1
1/1/2010 to 12/31/2010	$12.70	$15.68	3,539.4
1/1/2011 to 12/31/2011	$15.68	$15.12	3,757.2
1/1/2012 to 12/31/2012	$15.12	$17.44	3,522.5
1/1/2013 to 12/31/2013	$17.44	$22.360440	3,067.221
1/1/2014 to 12/31/2014	$22.360440	$24.542193	2,601.062
1/1/2015 to 12/31/2015	$24.542193	$24.875116	11,341.166
1/1/2016 to 12/31/2016	$24.875116	$27.308683	14,208.594
1/1/2017 to 12/31/2017	$27.308683	$33.851243	12,088.223

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.34	$10.38	77,236.1
1/1/2010 to 12/31/2010	$10.38	$10.80	31,214.8
1/1/2011 to 12/31/2011	$10.80	$9.86	16,839.0
1/1/2012 to 12/31/2012	$9.86	$12.00	14,808.1
1/1/2013 to 12/31/2013	$12.00	$15.551009	14,620.527
1/1/2014 to 12/31/2014	$15.551009	$16.591331	11,026.210
1/1/2015 to 12/31/2015	$16.591331	$18.244356	9,460.186
1/1/2016 to 12/31/2016	$18.244356	$18.303795	9,421.428
1/1/2017 to 12/31/2017	$18.303795	$23.250770	3,475.407

JPMorgan Multi-Capital Market Neutral Fund (1)

6/23/2008 to 12/31/2008	$10.06	$9.85	0.0
1/1/2009 to 12/31/2009	$9.85	$9.65	706.6
1/1/2010 to 12/31/2010	$9.65	$9.06	823.3
1/1/2011 to 12/31/2011	$9.06	$8.87	300.5
1/1/2012 to 12/31/2012	$8.87	$8.72	341.9
1/1/2013 to 12/31/2013	$8.72	$8.921050	975.447
1/1/2014 to 12/31/2014	$8.921050	$8.894324	972.949
1/1/2015 to 12/31/2015	$8.894324	$8.848588	380.890
1/1/2016 to 12/31/2016	$8.848588	$8.580299	397.623
1/1/2017 to 12/31/2017	$8.580299	$8.696263	430.195

JPMorgan Small Cap Growth Fund

6/23/2008 to 12/31/2008	$9.45	$6.09	2,434.4
1/1/2009 to 12/31/2009	$6.09	$8.31	2,526.3
1/1/2010 to 12/31/2010	$8.31	$10.93	2,103.8
1/1/2011 to 12/31/2011	$10.93	$10.37	4,147.0
1/1/2012 to 12/31/2012	$10.37	$11.44	4,024.6
1/1/2013 to 12/31/2013	$11.44	$16.631637	3,765.549
1/1/2014 to 12/31/2014	$16.631637	$16.315727	3,927.658
1/1/2015 to 12/31/2015	$16.315727	$15.695660	3,431.725
1/1/2016 to 12/31/2016	$15.695660	$16.635015	3,340.432
1/1/2017 to 12/31/2017	$16.635015	$23.082279	1,908.046

Lord Abbett Affiliated Fund, Inc.

6/23/2008 to 12/31/2008	$11.46	$8.16	8,643.9
1/1/2009 to 12/31/2009	$8.16	$9.58	0.0
1/1/2010 to 12/31/2010	$9.58	$10.77	0.0
1/1/2011 to 12/31/2011	$10.77	$9.76	0.0
1/1/2012 to 12/31/2012	$9.76	$11.12	0.0
1/1/2013 to 12/31/2013	$11.12	$14.449351	0.000
1/1/2014 to 12/31/2014	$14.449351	$15.920141	0.000
1/1/2015 to 12/31/2015	$15.920141	$14.993969	0.000
1/1/2016 to 12/31/2016	$14.993969	$17.298209	0.000
1/1/2017 to 12/31/2017	$17.298209	$19.748944	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Lord Abbett Bond-Debenture Fund, Inc.

6/23/2008 to 12/31/2008	$11.48	$9.09	0.0
1/1/2009 to 12/31/2009	$9.09	$12.11	11,306.6
1/1/2010 to 12/31/2010	$12.11	$13.45	10,708.6
1/1/2011 to 12/31/2011	$13.45	$13.74	9,863.1
1/1/2012 to 12/31/2012	$13.74	$15.30	9,091.3
1/1/2013 to 12/31/2013	$15.30	$16.212878	11,612.192
1/1/2014 to 12/31/2014	$16.212878	$16.658525	11,120.177
1/1/2015 to 12/31/2015	$16.658525	$16.092051	10,241.634
1/1/2016 to 12/31/2016	$16.092051	$17.775802	9,250.916
1/1/2017 to 12/31/2017	$17.775802	$19.086856	6,919.796

Lord Abbett Mid Cap Stock Fund, Inc.

6/23/2008 to 12/31/2008	$11.62	$7.79	0.0
1/1/2009 to 12/31/2009	$7.79	$9.70	3,567.8
1/1/2010 to 12/31/2010	$9.70	$11.98	3,630.6
1/1/2011 to 12/31/2011	$11.98	$11.31	10,281.2
1/1/2012 to 12/31/2012	$11.31	$12.73	9,591.6
1/1/2013 to 12/31/2013	$12.73	$16.313332	8,341.071
1/1/2014 to 12/31/2014	$16.313332	$17.899054	7,257.703
1/1/2015 to 12/31/2015	$17.899054	$16.972009	6,788.914
1/1/2016 to 12/31/2016	$16.972009	$19.458832	6,419.181
1/1/2017 to 12/31/2017	$19.458832	$20.477360	4,952.577

Oppenheimer Capital Appreciation Fund

6/23/2008 to 12/31/2008	$12.35	$6.99	0.0
1/1/2009 to 12/31/2009	$6.99	$9.86	0.0
1/1/2010 to 12/31/2010	$9.86	$10.58	0.0
1/1/2011 to 12/31/2011	$10.58	$10.24	0.0
1/1/2012 to 12/31/2012	$10.24	$11.45	0.0
1/1/2013 to 12/31/2013	$11.45	$14.547765	0.000
1/1/2014 to 12/31/2014	$14.547765	$16.457422	0.000
1/1/2015 to 12/31/2015	$16.457422	$16.700303	0.000
1/1/2016 to 12/31/2016	$16.700303	$16.035051	0.000
1/1/2017 to 12/31/2017	$16.035051	$19.947866	0.000

Oppenheimer Main Street Fund®

6/23/2008 to 12/31/2008	$11.99	$7.85	0.0
1/1/2009 to 12/31/2009	$7.85	$9.94	0.0
1/1/2010 to 12/31/2010	$9.94	$11.31	0.0
1/1/2011 to 12/31/2011	$11.31	$11.10	0.0
1/1/2012 to 12/31/2012	$11.10	$12.72	0.0
1/1/2013 to 12/31/2013	$12.72	$16.447693	0.000
1/1/2014 to 12/31/2014	$16.447693	$17.861963	0.000
1/1/2015 to 12/31/2015	$17.861963	$18.107683	0.000
1/1/2016 to 12/31/2016	$18.107683	$19.835694	0.000
1/1/2017 to 12/31/2017	$19.835694	$22.767001	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street Mid Cap Fund®

6/23/2008 to 12/31/2008	$12.63	$8.17	0.0
1/1/2009 to 12/31/2009	$8.17	$10.99	550.4
1/1/2010 to 12/31/2010	$10.99	$13.31	560.3
1/1/2011 to 12/31/2011	$13.31	$12.74	913.9
1/1/2012 to 12/31/2012	$12.74	$14.63	470.9
1/1/2013 to 12/31/2013	$14.63	$19.186131	407.065
1/1/2014 to 12/31/2014	$19.186131	$21.177809	0.000
1/1/2015 to 12/31/2015	$21.177809	$19.317473	0.000
1/1/2016 to 12/31/2016	$19.317473	$21.541110	0.000
1/1/2017 to 12/31/2017	$21.541110	$24.289225	0.000

PIMCO CommodityRealReturn® Strategy Fund

6/23/2008 to 12/31/2008	$16.58	$7.27	7,416.2
1/1/2009 to 12/31/2009	$7.27	$9.97	22,063.3
1/1/2010 to 12/31/2010	$9.97	$12.11	19.977.2
1/1/2011 to 12/31/2011	$12.11	$10.94	18,617.0
1/1/2012 to 12/31/2012	$10.94	$11.27	17,883.0
1/1/2013 to 12/31/2013	$11.27	$9.418114	16,541.253
1/1/2014 to 12/31/2014	$9.418114	$7.541969	17,355.654
1/1/2015 to 12/31/2015	$7.541969	$5.480989	21,711.699
1/1/2016 to 12/31/2016	$5.480989	$6.150398	20,773.003
1/1/2017 to 12/31/2017	$6.150398	$6.188315	22,260.461

PIMCO Low Duration Fund

6/23/2008 to 12/31/2008	$10.47	$10.14	0.0
1/1/2009 to 12/31/2009	$10.14	$11.26	2,040.4
1/1/2010 to 12/31/2010	$11.26	$11.57	28,896.0
1/1/2011 to 12/31/2011	$11.57	$11.53	28,700.9
1/1/2012 to 12/31/2012	$11.53	$12.00	44,581.9
1/1/2013 to 12/31/2013	$12.00	$11.766675	65,382.469
1/1/2014 to 12/31/2014	$11.766675	$11.618658	65,916.816
1/1/2015 to 12/31/2015	$11.618658	$11.459942	59,039.107
1/1/2016 to 12/31/2016	$11.459942	$11.444002	57,168.589
1/1/2017 to 12/31/2017	$11.444002	$11.420045	59,277.266

PIMCO Real Return Fund

6/23/2008 to 12/31/2008	$11.22	$10.10	21,040.8
1/1/2009 to 12/31/2009	$10.10	$11.76	42,188.8
1/1/2010 to 12/31/2010	$11.76	$12.41	48,116.7
1/1/2011 to 12/31/2011	$12.41	$13.56	43,039.8
1/1/2012 to 12/31/2012	$13.56	$14.51	48,927.2
1/1/2013 to 12/31/2013	$14.51	$12.924893	50,053.641
1/1/2014 to 12/31/2014	$12.924893	$13.088719	41,198.926
1/1/2015 to 12/31/2015	$13.088719	$12.463897	38,662.372
1/1/2016 to 12/31/2016	$12.463897	$12.820875	37,100.449
1/1/2017 to 12/31/2017	$12.820875	$13.047444	$39,363.170

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return Fund

6/23/2008 to 12/31/2008	$11.05	$11.31	82,550.0
1/1/2009 to 12/31/2009	$11.31	$12.61	223,501.0
1/1/2010 to 12/31/2010	$12.61	$13.44	189,497.9
1/1/2011 to 12/31/2011	$13.44	$13.71	180,523.6
1/1/2012 to 12/31/2012	$13.71	$14.82	185,213.1
1/1/2013 to 12/31/2013	$14.82	$14.230578	169,387.358
1/1/2014 to 12/31/2014	$14.230578	$14.589924	165,042.182
1/1/2015 to 12/31/2015	$14.589924	$14.392630	119,628.499
1/1/2016 to 12/31/2016	$14.392630	$14.462298	105,505.846
1/1/2017 to 12/31/2017	$14.462298	$14.892192	101,899.308

Pioneer Fund

6/23/2008 to 12/31/2008	$12.39	$8.68	2,356.9
1/1/2009 to 12/31/2009	$8.68	$10.60	2,403.3
1/1/2010 to 12/31/2010	$10.60	$12.07	2,280.6
1/1/2011 to 12/31/2011	$12.07	$11.32	2,274.3
1/1/2012 to 12/31/2012	$11.32	$12.23	2,229.4
1/1/2013 to 12/31/2013	$12.23	$16.001165	2,024.735
1/1/2014 to 12/31/2014	$16.001165	$17.441609	0.000
1/1/2015 to 12/31/2015	$17.441609	$17.074124	0.000
1/1/2016 to 12/31/2016	$17.074124	$18.398222	0.000
1/1/2017 to 12/31/2017	$18.398222	$21.984929	0.000

Pioneer High Yield Fund

6/23/2008 to 12/31/2008	$11.69	$7.34	0.0
1/1/2009 to 12/31/2009	$7.34	$11.70	8,949.9
1/1/2010 to 12/31/2010	$11.70	$13.53	1,400.3
1/1/2011 to 12/31/2011	$13.53	$13.08	7,791.9
1/1/2012 to 12/31/2012	$13.08	$14.79	7,487.8
1/1/2013 to 12/31/2013	$14.79	$16.327610	8,337.332
1/1/2014 to 12/31/2014	$16.327610	$16.024008	8,336.739
1/1/2015 to 12/31/2015	$16.024008	$14.983771	8,621.902
1/1/2016 to 12/31/2016	$14.983771	$16.814762	8,091.357
1/1/2017 to 12/31/2017	$16.814762	$17.770879	6,509.146

Pioneer Real Estate Shares Fund

6/23/2008 to 12/31/2008	$10.26	$6.31	3,627.1
1/1/2009 to 12/31/2009	$6.31	$8.08	8,729.9
1/1/2010 to 12/31/2010	$8.08	$10.19	755.3
1/1/2011 to 12/31/2011	$10.19	$10.91	1,290.0
1/1/2012 to 12/31/2012	$10.91	$12.41	669.6
1/1/2013 to 12/31/2013	$12.41	$12.339663	1,164.186
1/1/2014 to 12/31/2014	$12.339663	$15.726084	2,781.699
1/1/2015 to 12/31/2015	$15.726084	$16.120389	1,955.998
1/1/2016 to 12/31/2016	$16.120389	$16.816484	1,892.843
1/1/2017 to 12/31/2017	$16.816484	$17.062932	1,995.926

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.31	0.0
1/1/2010 to 12/31/2010	$11.31	$13.30	0.0
1/1/2011 to 12/31/2011	$13.30	$12.75	0.0
1/1/2012 to 12/31/2012	$12.75	$13.37	0.0
1/1/2013 to 12/31/2013	$13.37	$18.972945	0.000
1/1/2014 to 12/31/2014	$18.972945	$20.339358	0.000
1/1/2015 to 12/31/2015	$20.339358	$20.271469	0.000
1/1/2016 to 12/31/2016	$20.271469	$20.624396	0.000
1/1/2017 to 12/31/2017	$20.624396	$26.316724	0.000

Ready Assets Government Liquidity Fund

6/23/2008 to 12/31/2008	$10.73	$10.76	5,536.9
1/1/2009 to 12/31/2009	$10.76	$10.60	7,895.6
1/1/2010 to 12/31/2010	$10.60	$10.42	8,392.4
1/1/2011 to 12/31/2011	$10.42	$10.25	3,124.0
1/1/2012 to 12/31/2012	$10.25	$10.08	2,216.0
1/1/2013 to 12/31/2013	$10.08	$9.907131	2,398.015
1/1/2014 to 12/31/2014	$9.907131	$9.740769	2,382.467
1/1/2015 to 12/31/2015	$9.740769	$9.576855	2,236.802
1/1/2016 to 12/31/2016	$9.576855	$9.415951	2,151.100
1/1/2017 to 12/31/2017	$9.415951	$9.276958	2,182.014

TA Asset Allocation - Conservative

3/27/2017 to 12/31/2017	$10.007628	$10.560094	0.000

TA Asset Allocation – Moderate

3/27/2017 to 12/31/2017	$9.998603	$10.729213	0.000

TA Asset Allocation – Moderate Growth

3/27/2017 to 12/31/2017	$9.998603	$10.962968	0.000

TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.011940	$10.767339	0.000

TA Dividend Focused

02/05/2014 to 12/31/2014	$10.007888	$11.359696	48,172.773
1/1/2015 to 12/31/2015	$11.359696	$10.838868	27,755.900
1/1/2016 to 12/31/2016	$10.838868	$12.215071	45,455.609
1/1/2017 to 12/31/2017	$12.215071	$13.919945	41,201.337

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	6,949.9
1/1/2010 to 12/31/2010	$1.02	$1.12	6,610.7
1/1/2011 to 12/31/2011	$1.12	$1.15	11,917.0
1/1/2012 to 12/31/2012	$1.15	$1.26	12,031.1
1/1/2013 to 12/31/2013	$1.26	$1.288278	13,306.344
1/1/2014 to 12/31/2014	$1.288278	$1.313893	13,526.999
1/1/2015 to 12/31/2015	$1.313893	$1.282371	13,307.573
1/1/2016 to 12/31/2016	$1.282371	$1.332738	13,314.706
1/1/2017 to 12/31/2017	$1.332738	$1.374630	14,263.100

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.073622	$10.556849	109,351.122

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037862	$10.940697	0.000

TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.019214	$10.594775	0.000

TA Multi-Cap Growth

6/23/2008 to 12/31/2008	$10.39	$6.72	0.0
1/1/2009 to 12/31/2009	$6.72	$8.93	0.0
1/1/2010 to 12/31/2010	$8.93	$11.83	26,460.0
1/1/2011 to 12/31/2011	$11.83	$10.51	26,913.4
1/1/2012 to 12/31/2012	$10.51	$11.22	22,514.0
1/1/2013 to 12/31/2013	$11.22	$15.232499	19,063.511
1/1/2014 to 12/31/2014	$15.232499	$14.844136	18,619.546
1/1/2015 to 12/31/2015	$14.844136	$13.747497	8,896.396
1/1/2016 to 12/31/2016	$13.747497	$11.985330	967.338
1/1/2017 to 12/31/2017	$11.985330	$14.476042	251.642

TA Multi-Managed Balanced

3/27/2017 to 12/31/2017	$9.998603	$10.839346	0.000

TA Small/Mid Cap Value

6/23/2008 to 12/31/2008	$10.92	$6.31	852.1
1/1/2009 to 12/31/2009	$6.31	$8.84	738.3
1/1/2010 to 12/31/2010	$8.84	$11.25	8,511.7
1/1/2011 to 12/31/2011	$11.25	$10.70	8,695.4
1/1/2012 to 12/31/2012	$10.70	$12.17	5,654.6
1/1/2013 to 12/31/2013	$12.17	$16.265883	30,776.546
1/1/2014 to 12/31/2014	$16.265883	$16.719080	29,537.059
1/1/2015 to 12/31/2015	$16.719080	$15.912300	25,911.271
1/1/2016 to 12/31/2016	$15.912300	$18.889655	23,896.915
1/1/2017 to 12/31/2017	$18.889655	$21.384141	20,906.907

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034784	$11.065521	10,748.051

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080134	$10.625789	8,856.816

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.01	64,519.9
1/1/2013 to 12/31/2013	$10.01	$12.982227	38,591.583
1/1/2014 to 12/31/2014	$12.982227	$14.108754	35,044.866
1/1/2015 to 12/31/2015	$14.108754	$14.750890	31,009.977
1/1/2016 to 12/31/2016	$14.750890	$14.846276	29,916.751
1/1/2017 to 12/31/2017	$14.846276	$18.790442	26,774.498

TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021844	$10.858513	0.000

Templeton Growth Fund, Inc.

6/23/2008 to 12/31/2008	$12.13	$7.95	0.0
1/1/2009 to 12/31/2009	$7.95	$10.22	0.0
1/1/2010 to 12/31/2010	$10.22	$10.81	0.0
1/1/2011 to 12/31/2011	$10.81	$9.95	0.0
1/1/2012 to 12/31/2012	$9.95	$11.89	0.0
1/1/2013 to 12/31/2013	$11.89	$15.212309	0.000
1/1/2014 to 12/31/2014	$15.212309	$14.669450	0.000
1/1/2015 to 12/31/2015	$14.669450	$13.490555	0.000
1/1/2016 to 12/31/2016	$13.490555	$14.465845	0.000
1/1/2017 to 12/31/2017	$14.465845	$16.754360	0.000

Class XC

(if you purchased your contract prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

1/1/2008 to 12/31/2008	$13.26	$8.54	250,710.1
1/1/2009 to 12/31/2009	$8.54	$11.91	60,645.8
1/1/2010 to 12/31/2010	$11.91	$14.82	67,283.4
1/1/2011 to 12/31/2011	$14.82	$13.35	159,840.2
1/1/2012 to 12/31/2012	$13.35	$15.51	147,759.5
1/1/2013 to 12/31/2013	$15.51	$20.929384	110,023.624
1/1/2014 to 12/31/2014	$20.929384	$22.360323	107,059.715
1/1/2015 to 12/31/2015	$22.360323	$20.698346	103,130.741
1/1/2016 to 12/31/2016	$20.698346	$25.324063	55,420.524
1/1/2017 to 12/31/2017	$25.324063	$28.076417	51,751.279

AB International Value Fund

1/1/2008 to 12/31/2008	$10.40	$4.75	218,732.4
1/1/2009 to 12/31/2009	$4.75	$6.27	189,211.7
1/1/2010 to 12/31/2010	$6.27	$6.38	138,533.4
1/1/2011 to 12/31/2011	$6.38	$5.01	106,013.7
1/1/2012 to 12/31/2012	$5.01	$5.62	100,740.7
1/1/2013 to 12/31/2013	$5.62	$6.753494	92,028.639
1/1/2014 to 12/31/2014	$6.753494	$6.207415	98,249.563
1/1/2015 to 12/31/2015	$6.207415	$6.259889	90,247.017
1/1/2016 to 12/31/2016	$6.259889	$6.097723	78,579.346
1/1/2017 to 12/31/2017	$6.097723	$7.487578	72,690.819

AB Value Fund

1/1/2008 to 12/31/2008	$12.63	$7.22	19,466.1
1/1/2009 to 12/31/2009	$7.22	$8.46	18,110.0
1/1/2010 to 12/31/2010	$8.46	$9.27	14,067.0
1/1/2011 to 12/31/2011	$9.27	$8.75	5,328.1
1/1/2012 to 12/31/2012	$8.75	$9.89	4,679.4
1/1/2013 to 12/31/2013	$9.89	$13.199613	6,165.903
1/1/2014 to 12/31/2014	$13.199613	$14.485389	9,673.126
1/1/2015 to 12/31/2015	$14.485389	$13.157595	9,145.962
1/1/2016 to 12/31/2016	$13.157595	$14.361472	10,619.439
1/1/2017 to 12/31/2017	$14.361472	$16.019321	10,557.439

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Dividend Value Fund

1/1/2008 to 12/31/2008	$10.24	$6.42	126,655.7
1/1/2009 to 12/31/2009	$6.42	$7.13	155,380.2
1/1/2010 to 12/31/2010	$7.13	$7.94	110,133.7
1/1/2011 to 12/31/2011	$7.94	$8.05	60,680.1
1/1/2012 to 12/31/2012	$8.05	$9.02	66,049.5
1/1/2013 to 12/31/2013	$9.02	$11.413455	99,780.431
1/1/2014 to 12/31/2014	$11.413455	$12.309575	88,979.057
1/1/2015 to 12/31/2015	$12.309575	$11.063437	64,224.018
1/1/2016 to 12/31/2016	$11.063437	$12.610357	49,386.366
1/1/2017 to 12/31/2017	$12.610357	$14.351880	44,513.212

AllianzGI NFJ Small-Cap Value Fund

1/1/2008 to 12/31/2008	$14.75	$10.67	101,840.8
1/1/2009 to 12/31/2009	$10.67	$13.01	98,945.3
1/1/2010 to 12/31/2010	$13.01	$15.98	89,991.7
1/1/2011 to 12/31/2011	$15.98	$16.05	56,953.1
1/1/2012 to 12/31/2012	$16.05	$17.42	49,384.8
1/1/2013 to 12/31/2013	$17.42	$22.544545	42,407.972
1/1/2014 to 12/31/2014	$22.544545	$22.529324	40,214.573
1/1/2015 to 12/31/2015	$22.529324	$20.320753	34,361.132
1/1/2016 to 12/31/2016	$20.320753	$24.566688	33,197.483
1/1/2017 to 12/31/2017	$24.566688	$26.504412	32,295.412

American Funds® – Bond Fund of AmericaSM

1/1/2008 to 12/31/2008	$10.82	$9.34	1,820,222.9
1/1/2009 to 12/31/2009	$9.34	$10.56	1,624,784.0
1/1/2010 to 12/31/2010	$10.56	$11.14	722,672.1
1/1/2011 to 12/31/2011	$11.14	$11.67	270,677.1
1/1/2012 to 12/31/2012	$11.67	$12.16	218,539.7
1/1/2013 to 12/31/2013	$12.16	$11.714371	170,168.555
1/1/2014 to 12/31/2014	$11.714371	$12.159944	141,854.886
1/1/2015 to 12/31/2015	$12.159944	$11.985494	128,653.096
1/1/2016 to 12/31/2016	$11.985494	$12.109394	110,524.376
1/1/2017 to 12/31/2017	$12.109394	$12.288895	92,428.473

American Funds® – EuroPacific Growth Fund®

1/1/2008 to 12/31/2008	$18.89	$11.05	1,979,837.4
1/1/2009 to 12/31/2009	$11.05	$15.12	2,158,359.2
1/1/2010 to 12/31/2010	$15.12	$16.27	532,067.7
1/1/2011 to 12/31/2011	$16.27	$13.83	207,176.7
1/1/2012 to 12/31/2012	$13.83	$16.21	145,982.4
1/1/2013 to 12/31/2013	$16.21	$19.156261	133,979.213
1/1/2014 to 12/31/2014	$19.156261	$18.340163	144,161.723
1/1/2015 to 12/31/2015	$18.340163	$17.886268	93,088.682
1/1/2016 to 12/31/2016	$17.886268	$17.708833	80,817.180
1/1/2017 to 12/31/2017	$17.708833	$22.764810	70,927.737

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Growth Fund of America®

1/1/2008 to 12/31/2008	$14.61	$8.76	2,719,634.5
1/1/2009 to 12/31/2009	$8.76	$11.59	1,484,736.5
1/1/2010 to 12/31/2010	$11.59	$12.81	1,243,021.9
1/1/2011 to 12/31/2011	$12.81	$11.99	468,523.7
1/1/2012 to 12/31/2012	$11.99	$14.21	403,301.6
1/1/2013 to 12/31/2013	$14.21	$18.703882	372,453.955
1/1/2014 to 12/31/2014	$18.703882	$20.096850	304,081.157
1/1/2015 to 12/31/2015	$20.096850	$20.822685	240,201.975
1/1/2016 to 12/31/2016	$20.822685	$22.199030	189,577.783
1/1/2017 to 12/31/2017	$22.199030	$27.529985	158,385.346

American Funds® – Income Fund of America®

1/1/2008 to 12/31/2008	$13.16	$9.19	667,530.9
1/1/2009 to 12/31/2009	$9.19	$11.25	583,645.3
1/1/2010 to 12/31/2010	$11.25	$12.39	441,477.2
1/1/2011 to 12/31/2011	$12.39	$12.86	184,545.1
1/1/2012 to 12/31/2012	$12.86	$14.16	151,884.4
1/1/2013 to 12/31/2013	$14.16	$16.449287	145,098.390
1/1/2014 to 12/31/2014	$16.449287	$17.525947	126,852.539
1/1/2015 to 12/31/2015	$17.525947	$16.970390	104,307.127
1/1/2016 to 12/31/2016	$16.970390	$18.447431	90,544.257
1/1/2017 to 12/31/2017	$18.447431	$20.550582	75,367.681

American Funds® – Investment Company of America®

1/1/2008 to 12/31/2008	$13.37	$8.58	851,250.5
1/1/2009 to 12/31/2009	$8.58	$10.73	734,570.6
1/1/2010 to 12/31/2010	$10.73	$11.70	643,562.4
1/1/2011 to 12/31/2011	$11.70	$11.30	251,863.3
1/1/2012 to 12/31/2012	$11.30	$12.84	214,731.3
1/1/2013 to 12/31/2013	$12.84	$16.718583	197,569.957
1/1/2014 to 12/31/2014	$16.718583	$18.421410	148,549.084
1/1/2015 to 12/31/2015	$18.421410	$17.843060	114,090.268
1/1/2016 to 12/31/2016	$17.843060	$20.094458	93,113.199
1/1/2017 to 12/31/2017	$20.094458	$23.640301	87,562.246

AMG Renaissance Large Cap Growth Fund

7/28/2017 to 12/31/2017	$9.939581	10.781047	0.000

BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.18	26,080.4
1/1/2012 to 12/31/2012	$10.18	$11.47	22,611.0
1/1/2013 to 12/31/2013	$11.47	$14.653442	19,368.925
1/1/2014 to 12/31/2014	$14.653442	$13.746059	23,030.232
1/1/2015 to 12/31/2015	$13.746059	$13.569398	22,531.974
1/1/2016 to 12/31/2016	$13.569398	$13.744880	21,010.873
1/1/2017 to 12/31/2017	$13.744880	$16.734247	27,628.849

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage Large Cap Core Fund

1/1/2008 to 12/31/2008	$14.21	$8.74	229,474.6
1/1/2009 to 12/31/2009	$8.74	$10.35	243,633.1
1/1/2010 to 12/31/2010	$10.35	$11.31	212,233.7
1/1/2011 to 12/31/2011	$11.31	$11.12	173,105.3
1/1/2012 to 12/31/2012	$11.12	$12.49	156,098.8
1/1/2013 to 12/31/2013	$12.49	$16.402176	126,963.627
1/1/2014 to 12/31/2014	$16.402176	$18.013237	119,236.200
1/1/2015 to 12/31/2015	$18.013237	$17.731051	110,009.015
1/1/2016 to 12/31/2016	$17.731051	$19.190570	95,288.425
1/1/2017 to 12/31/2017	$19.190570	$22.979959	83,433.396

BlackRock Advantage Large Cap Value Fund

1/1/2008 to 12/31/2008	$14.65	$9.27	153,787.6
1/1/2009 to 12/31/2009	$9.27	$10.40	150,839.7
1/1/2010 to 12/31/2010	$10.40	$11.30	137,864.7
1/1/2011 to 12/31/2011	$11.30	$10.78	119,676.6
1/1/2012 to 12/31/2012	$10.78	$11.93	105,903.9
1/1/2013 to 12/31/2013	$11.93	$15.576761	88,138.499
1/1/2014 to 12/31/2014	$15.576761	$17.097545	66,122.926
1/1/2015 to 12/31/2015	$17.097545	$16.470087	61,258.838
1/1/2016 to 12/31/2016	$16.470087	$18.386034	52,849.140
1/1/2017 to 12/31/2017	$18.386034	$21.207455	38,098.073

BlackRock Advantage U.S. Total Market Fund, Inc.

1/1/2008 to 12/31/2008	$12.73	$7.36	20,231.1
1/1/2009 to 12/31/2009	$7.36	$9.24	13,952.3
1/1/2010 to 12/31/2010	$9.24	$11.65	11,437.8
1/1/2011 to 12/31/2011	$11.65	$11.14	18,016.3
1/1/2012 to 12/31/2012	$11.14	$12.41	16,000.4
1/1/2013 to 12/31/2013	$12.41	$17.382175	13,926.505
1/1/2014 to 12/31/2014	$17.382175	$17.909101	14,508.578
1/1/2015 to 12/31/2015	$17.909101	$16.394097	12,918.092
1/1/2016 to 12/31/2016	$16.394097	$19.901962	9,957.334
1/1/2017 to 12/31/2017	$19.901962	$21.289525	8,786.175

BlackRock Basic Value Fund, Inc.

1/1/2008 to 12/31/2008	$13.16	$8.20	552,391.6
1/1/2009 to 12/31/2009	$8.20	$10.52	1,151,647.7
1/1/2010 to 12/31/2010	$10.52	$11.66	166,731.6
1/1/2011 to 12/31/2011	$11.66	$11.13	111,156.1
1/1/2012 to 12/31/2012	$11.13	$12.46	100,292.2
1/1/2013 to 12/31/2013	$12.46	$16.901642	99,639.977
1/1/2014 to 12/31/2014	$16.901642	$18.245073	105,699.998
1/1/2015 to 12/31/2015	$18.245073	$16.838445	564,786.779
1/1/2016 to 12/31/2016	$16.838445	$19.590793	366,815.200
1/1/2017 to 12/31/2017	$19.590793	$20.860967	315,887.886

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Capital Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$13.94	$8.34	1,191,091.8
1/1/2009 to 12/31/2009	$8.34	$11.20	1,210,743.4
1/1/2010 to 12/31/2010	$11.20	$13.14	1,594,542.2
1/1/2011 to 12/31/2011	$13.14	$11.75	1,978,757.6
1/1/2012 to 12/31/2012	$11.75	$13.17	1,524,305.2
1/1/2013 to 12/31/2013	$13.17	$17.327680	758,634.674
1/1/2014 to 12/31/2014	$17.327680	$18.467332	648,183.941
1/1/2015 to 12/31/2015	$18.467332	$19.410753	520,184.959
1/1/2016 to 12/31/2016	$19.410753	$19.024912	456,266.574
1/1/2017 to 12/31/2017	$19.024912	$24.813695	358,521.178

BlackRock Global Allocation Fund, Inc.

1/1/2008 to 12/31/2008	$15.49	$12.11	1,475,106.5
1/1/2009 to 12/31/2009	$12.11	$14.49	1,402,489.5
1/1/2010 to 12/31/2010	$14.49	$15.65	1,402,592.0
1/1/2011 to 12/31/2011	$15.65	$14.83	1,386,542.6
1/1/2012 to 12/31/2012	$14.83	$16.05	1,308,280.1
1/1/2013 to 12/31/2013	$16.05	$18.062673	1,214,240.641
1/1/2014 to 12/31/2014	$18.062673	$18.100025	1,134,884.782
1/1/2015 to 12/31/2015	$18.100025	$17.616738	954,233.308
1/1/2016 to 12/31/2016	$17.616738	$17.978481	837,578.233
1/1/2017 to 12/31/2017	$17.978481	$20.040833	765,578.131

BlackRock Advantage Global Fund, Inc.

1/1/2008 to 12/31/2008	$16.71	$10.23	34,919.7
1/1/2009 to 12/31/2009	$10.23	$13.56	31,441.7
1/1/2010 to 12/31/2010	$13.56	$15.78	26,627.4
1/1/2011 to 12/31/2011	$15.78	$13.87	23,474.2
1/1/2012 to 12/31/2012	$13.87	$15.90	20,081.3
1/1/2013 to 12/31/2013	$15.90	$21.175838	17,012.464
1/1/2014 to 12/31/2014	$21.175838	$20.946035	15,016.851
1/1/2015 to 12/31/2015	$20.946035	$19.398107	10,262.108
1/1/2016 to 12/31/2016	$19.398107	$20.533040	8,315.825
1/1/2017 to 12/31/2017	$20.533040	$24.945145	5,577.680

BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.17	338,041.8
1/1/2012 to 12/31/2012	$10.17	$11.69	325,838.0
1/1/2013 to 12/31/2013	$11.69	$12.524359	639,043.617
1/1/2014 to 12/31/2014	$12.524359	$12.693658	552,873.708
1/1/2015 to 12/31/2015	$12.693658	$11.946786	500,863.758
1/1/2016 to 12/31/2016	$11.946786	$13.327772	427,001.190
1/1/2017 to 12/31/2017	$13.327772	$14.158944	361,563.095

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.18	50,521.0
1/1/2012 to 12/31/2012	$9.18	$10.32	54,509.1
1/1/2013 to 12/31/2013	$10.32	$12.410151	47,428.105
1/1/2014 to 12/31/2014	$12.410151	$11.513466	50,534.870
1/1/2015 to 12/31/2015	$11.513466	$10.935147	44,260.157
1/1/2016 to 12/31/2016	$10.935147	$10.792374	43,407.749
1/1/2017 to 12/31/2017	$10.792374	$13.941365	62,406.469

BlackRock Large Cap Focus Growth Fund

1/1/2008 to 12/31/2008	$13.60	$8.44	60,205.9
1/1/2009 to 12/31/2009	$8.44	$10.87	1,191,383.9
1/1/2010 to 12/31/2010	$10.87	$11.97	116,251.7
1/1/2011 to 12/31/2011	$11.97	$11.79	81,035.8
1/1/2012 to 12/31/2012	$11.79	$13.28	80,052.8
1/1/2013 to 12/31/2013	$13.28	$17.373853	65,363.505
1/1/2014 to 12/31/2014	$17.373853	$19.491931	52,527.597
1/1/2015 to 12/31/2015	$19.491931	$19.605348	50,871.031
1/1/2016 to 12/31/2016	$19.605348	$20.741716	49,777.082
1/1/2017 to 12/31/2017	$20.741716	$26.393742	41,438.384

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.91	7,057.7
1/1/2012 to 12/31/2012	$9.91	$10.22	6,638.7
1/1/2013 to 12/31/2013	$10.22	$10.154280	6,189.632
1/1/2014 to 12/31/2014	$10.154280	$10.106130	4,393.203
1/1/2015 to 12/31/2015	$10.106130	$9.988678	4,043.782
1/1/2016 to 12/31/2016	$9.988678	$9.988561	3,749.641
1/1/2017 to 12/31/2017	$9.988561	$9.994498	3,529.584

BlackRock Total Return Portfolio

1/1/2008 to 12/31/2008	$10.57	$9.20	98,769.5
1/1/2009 to 12/31/2009	$9.20	$10.49	92,853.7
1/1/2010 to 12/31/2010	$10.49	$11.32	86,236.8
1/1/2011 to 12/31/2011	$11.32	$11.62	77,032.5
1/1/2012 to 12/31/2012	$11.62	$12.54	71,400.3
1/1/2013 to 12/31/2013	$12.54	$12.267960	58,583.783
1/1/2014 to 12/31/2014	$12.267960	$13.001119	54,957.095
1/1/2015 to 12/31/2015	$13.001119	$12.791499	747,576.606
1/1/2016 to 12/31/2016	$12.791499	$12.984482	904,902.848
1/1/2017 to 12/31/2017	$12.984482	$13.260185	815,713.412

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.28	87,813.7
1/1/2012 to 12/31/2012	$10.28	$10.36	76,634.9
1/1/2013 to 12/31/2013	$10.36	$9.931237	66,543.298
1/1/2014 to 12/31/2014	$9.931237	$10.290469	57,963.253
1/1/2015 to 12/31/2015	$10.290469	$10.147961	47,133.050
1/1/2016 to 12/31/2016	$10.147961	$10.103624	63,102.474
1/1/2017 to 12/31/2017	$10.103624	$10.106205	67,613.802

Cohen & Steers Real Estate Securities Fund

1/1/2008 to 12/31/2008	$11.77	$7.40	45,381.4
1/1/2009 to 12/31/2009	$7.40	$10.01	38,447.0
1/1/2010 to 12/31/2010	$10.01	$12.47	31,578.9
1/1/2011 to 12/31/2011	$12.47	$13.01	25,336.2
1/1/2012 to 12/31/2012	$13.01	$14.98	23,270.7
1/1/2013 to 12/31/2013	$14.98	$15.385483	19,411.562
1/1/2014 to 12/31/2014	$15.385483	$19.996388	17,107.996
1/1/2015 to 12/31/2015	$19.996388	$21.114745	13,578.390
1/1/2016 to 12/31/2016	$21.114745	$22.380584	11,985.126
1/1/2017 to 12/31/2017	$22.380584	$23.728635	10,566.864

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965209	$10.063938	163,889.556
1/1/2017 to 12/31/2017	$10.063938	$12.630112	159,612.965

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.64	4,012.7
1/1/2012 to 12/31/2012	$8.64	$9.41	4,096.9
1/1/2013 to 12/31/2013	$9.41	$12.117388	13,506.188
1/1/2014 to 12/31/2014	$12.117388	$12.750552	3,884.737
1/1/2015 to 12/31/2015	$12.750552	$13.170149	3,722.254
1/1/2016 to 12/31/2016	$13.170149	$13.197525	3,164.132
1/1/2017 to 12/31/2017	$13.197525	$15.919036	2,956.020

Davis New York Venture Fund, Inc.

1/1/2008 to 12/31/2008	$13.80	$8.14	587,024.6
1/1/2009 to 12/31/2009	$8.14	$10.57	1,556,499.0
1/1/2010 to 12/31/2010	$10.57	$11.66	517,347.4
1/1/2011 to 12/31/2011	$11.66	$10.93	373,530.1
1/1/2012 to 12/31/2012	$10.93	$12.11	347,426.7
1/1/2013 to 12/31/2013	$12.11	$16.033825	300,629.906
1/1/2014 to 12/31/2014	$16.033825	$16.804315	257,078.316
1/1/2015 to 12/31/2015	$16.804315	$17.020550	212,676.565
1/1/2016 to 12/31/2016	$17.020550	$18.793491	178,595.984
1/1/2017 to 12/31/2017	$18.793491	$22.581712	143,895.996

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Delaware Smid Cap Growth Fund

10/8/2010 to 12/31/2010	$10.00	$11.31	42,788.9
1/1/2011 to 12/31/2011	$11.31	$12.02	28,909.9
1/1/2012 to 12/31/2012	$12.02	$13.05	29,001.2
1/1/2013 to 12/31/2013	$13.05	$18.072514	24,231.391
1/1/2014 to 12/31/2014	$18.072514	$18.275691	19,997.836
1/1/2015 to 12/31/2015	$18.275691	$19.244764	16,751.743
1/1/2016 to 12/31/2016	$19.244764	$18.111310	15,543.275
1/1/2017 to 12/31/2017	$18.111310	$24.074949	8,909.493

Dreyfus Appreciation Fund, Inc.

1/1/2008 to 12/31/2008	$13.11	$8.72	989,896.5
1/1/2009 to 12/31/2009	$8.72	$10.38	31,120.8
1/1/2010 to 12/31/2010	$10.38	$11.77	748,757.7
1/1/2011 to 12/31/2011	$11.77	$12.47	890,389.1
1/1/2012 to 12/31/2012	$12.47	$13.51	689,718.2
1/1/2013 to 12/31/2013	$13.51	$16.139104	479,884.706
1/1/2014 to 12/31/2014	$16.139104	$17.187945	407,202.641
1/1/2015 to 12/31/2015	$17.187945	$16.481548	272,803.967
1/1/2016 to 12/31/2016	$16.481548	$17.385344	200,668.579
1/1/2017 to 12/31/2017	$17.385344	$21.658061	162,551.878

Eaton Vance Floating-Rate Fund

1/1/2008 to 12/31/2008	$10.82	$7.40	45,248.4
1/1/2009 to 12/31/2009	$7.40	$10.64	45,604.2
1/1/2010 to 12/31/2010	$10.64	$11.44	38,387.3
1/1/2011 to 12/31/2011	$11.44	$11.49	39,875.7
1/1/2012 to 12/31/2012	$11.49	$12.22	34,481.8
1/1/2013 to 12/31/2013	$12.22	$12.564360	44,523.559
1/1/2014 to 12/31/2014	$12.564360	$12.404478	50,211.912
1/1/2015 to 12/31/2015	$12.404478	$11.967990	42,016.963
1/1/2016 to 12/31/2016	$11.967990	$13.059875	37,636.910
1/1/2017 to 12/31/2017	$13.059875	$13.370355	39,803.056

Eaton Vance Large-Cap Value Fund

1/1/2008 to 12/31/2008	$10.78	$6.95	546,425.1
1/1/2009 to 12/31/2009	$6.95	$8.00	1,333,495.2
1/1/2010 to 12/31/2010	$8.00	$8.66	2,057,691.7
1/1/2011 to 12/31/2011	$8.66	$8.14	2,025,353.5
1/1/2012 to 12/31/2012	$8.14	$9.27	1,372,175.7
1/1/2013 to 12/31/2013	$9.27	$11.788217	1,156,640.062
1/1/2014 to 12/31/2014	$11.788217	$12.866168	85,887.335
1/1/2015 to 12/31/2015	$12.866168	$12.518881	84,456.882
1/1/2016 to 12/31/2016	$12.518881	$13.492356	73,714.041
1/1/2017 to 12/31/2017	$13.492356	$15.237285	60,515.227

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Equity Income Fund, Inc.

4/19/2013 to 12/31/2013	$10.00	$11.906670	13,464.603
1/1/2014 to 12/31/2014	$11.906670	$12.641800	19,064.126
1/1/2015 to 12/31/2015	$12.641800	$11.759711	13,867.663
1/1/2016 to 12/31/2016	$11.759711	$12.666038	17,629.552
1/1/2017 to 12/31/2017	$12.666038	$14.459938	19,556.108

Federated Kaufmann Fund

1/1/2008 to 12/31/2008	$16.74	$9.51	273,568.2
1/1/2009 to 12/31/2009	$9.51	$12.13	252,516.5
1/1/2010 to 12/31/2010	$12.13	$14.15	100,004.2
1/1/2011 to 12/31/2011	$14.15	$12.02	70,041.0
1/1/2012 to 12/31/2012	$12.02	$13.88	60,746.7
1/1/2013 to 12/31/2013	$13.88	$19.153916	52,864.523
1/1/2014 to 12/31/2014	$19.153916	$20.564730	42,613.033
1/1/2015 to 12/31/2015	$20.564730	$21.436315	33,818.220
1/1/2016 to 12/31/2016	$21.436315	$21.734324	28,192.865
1/1/2017 to 12/31/2017	$21.734324	$27.310262	25,632.811

Fidelity® Advisor Equity Growth Fund

1/1/2008 to 12/31/2008	$14.56	$7.60	3,037.8
1/1/2009 to 12/31/2009	$7.60	$9.56	2,563.4
1/1/2010 to 12/31/2010	$9.56	$11.62	2,296.6
1/1/2011 to 12/31/2011	$11.62	$11.43	2,166.4
1/1/2012 to 12/31/2012	$11.43	$12.83	1,914.5
1/1/2013 to 12/31/2013	$12.83	$17.122343	1,806.165
1/1/2014 to 12/31/2014	$17.122343	$18.678019	1,711.214
1/1/2015 to 12/31/2015	$18.678019	$19.610576	1,616.628
1/1/2016 to 12/31/2016	$19.610576	$19.347365	1,499.906
1/1/2017 to 12/31/2017	$19.347365	$25.663727	1,198.350

Invesco Comstock Fund

1/1/2008 to 12/31/2008	$12.30	$7.76	137,574.1
1/1/2009 to 12/31/2009	$7.76	$9.88	130,286.8
1/1/2010 to 12/31/2010	$9.88	$11.24	1,592,191.8
1/1/2011 to 12/31/2011	$11.24	$10.84	1,959,343.3
1/1/2012 to 12/31/2012	$10.84	$12.67	1,395,337.6
1/1/2013 to 12/31/2013	$12.67	$16.857928	1,340,362.195
1/1/2014 to 12/31/2014	$16.857928	$18.094642	924,604.376
1/1/2015 to 12/31/2015	$18.094642	$16.742121	602,546.632
1/1/2016 to 12/31/2016	$16.742121	$19.405500	416,456.114
1/1/2017 to 12/31/2017	$19.405500	$22.480925	330,519.041

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Mid Cap Core Equity Fund

1/1/2008 to 12/31/2008	$13.45	$9.60	69,460.9
1/1/2009 to 12/31/2009	$9.60	$12.29	331,790.3
1/1/2010 to 12/31/2010	$12.29	$13.60	90,103.7
1/1/2011 to 12/31/2011	$13.60	$12.55	76,110.2
1/1/2012 to 12/31/2012	$12.55	$13.62	76,953.1
1/1/2013 to 12/31/2013	$13.62	$17.312861	79,960.380
1/1/2014 to 12/31/2014	$17.312861	$17.797115	74,705.704
1/1/2015 to 12/31/2015	$17.797115	$16.747153	69,910.522
1/1/2016 to 12/31/2016	$16.747153	$18.451228	58,720.090
1/1/2017 to 12/31/2017	$18.451228	$20.880509	45,855.143

Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.91	117,087.8
1/1/2012 to 12/31/2012	$0.91	$1.06	96,148.3
1/1/2013 to 12/31/2013	$1.06	$1.379012	135,846.569
1/1/2014 to 12/31/2014	$1.379012	$1.446128	129,167.032
1/1/2015 to 12/31/2015	$1.446128	$1.274125	127,063.662
1/1/2016 to 12/31/2016	$1.274125	$1.479019	114,566.804
1/1/2017 to 12/31/2017	$1.479019	$1.703692	76,413.422

iShares MSCI EAFE International Index Fund

1/1/2008 to 12/31/2008	$17.03	$9.65	23,313.9
1/1/2009 to 12/31/2009	$9.65	$12.15	22,305.0
1/1/2010 to 12/31/2010	$12.15	$12.79	20,293.7
1/1/2011 to 12/31/2011	$12.79	$10.96	14,781.3
1/1/2012 to 12/31/2012	$10.96	$12.76	13,955.4
1/1/2013 to 12/31/2013	$12.76	$15.214867	11,915.662
1/1/2014 to 12/31/2014	$15.214867	$14.001024	10,506.822
1/1/2015 to 12/31/2015	$14.001024	$13.614500	9,810.402
1/1/2016 to 12/31/2016	$13.614500	$13.496863	7,064.658
1/1/2017 to 12/31/2017	$13.496863	$16.574932	5,756.945

iShares Russell 2000 Small Cap Index Fund

1/1/2008 to 12/31/2008	$12.84	$8.31	1,797.0
1/1/2009 to 12/31/2009	$8.31	$10.33	1,774.0
1/1/2010 to 12/31/2010	$10.33	$12.85	1,754.2
1/1/2011 to 12/31/2011	$12.85	$12.04	1,735.4
1/1/2012 to 12/31/2012	$12.04	$13.73	1,669.8
1/1/2013 to 12/31/2013	$13.73	$18.732740	1,653.334
1/1/2014 to 12/31/2014	$18.732740	$19.263112	1,638.013
1/1/2015 to 12/31/2015	$19.263112	$18.064970	1,605.699
1/1/2016 to 12/31/2016	$18.064970	$21.508685	675.617
1/1/2017 to 12/31/2017	$21.508685	$24.192643	643.762

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
iShares S&P 500 Index Fund

4/19/2013 to 12/31/2013	$10.00	$11.889022	187,023.854
1/1/2014 to 12/31/2014	$11.889022	$13.244098	195,719.371
1/1/2015 to 12/31/2015	$13.244098	$13.160935	127,118.522
1/1/2016 to 12/31/2016	$13.160935	$14.442900	111,560.057
1/1/2017 to 12/31/2017	$14.442900	$17.245493	123,013.943

Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.92	$12.71	173,248.1
1/1/2010 to 12/31/2010	$12.71	$15.69	40,386.1
1/1/2011 to 12/31/2011	$15.69	$15.14	28,434.6
1/1/2012 to 12/31/2012	$15.14	$17.47	27,385.5
1/1/2013 to 12/31/2013	$17.47	$22.410359	24,561.895
1/1/2014 to 12/31/2014	$22.410359	$24.609293	24,467.443
1/1/2015 to 12/31/2015	$24.609293	$24.955605	285,369.633
1/1/2016 to 12/31/2016	$24.955605	$27.410740	328,327.584
1/1/2017 to 12/31/2017	$27.410740	$33.994685	260,842.064

Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.35	$10.40	1,458,648.0
1/1/2010 to 12/31/2010	$10.40	$10.82	203,822.8
1/1/2011 to 12/31/2011	$10.82	$9.89	132,777.4
1/1/2012 to 12/31/2012	$9.89	$12.04	104,314.1
1/1/2013 to 12/31/2013	$12.04	$15.604011	93,846.841
1/1/2014 to 12/31/2014	$15.604011	$16.656212	81,549.913
1/1/2015 to 12/31/2015	$16.656212	$18.324868	63,614.907
1/1/2016 to 12/31/2016	$18.324868	$18.393766	58,276.976
1/1/2017 to 12/31/2017	$18.393766	$23.376696	51,735.822

JPMorgan Multi-Capital Market Neutral Fund (1)

1/1/2008 to 12/31/2008	$10.06	$9.86	22,911.6
1/1/2009 to 12/31/2009	$9.86	$9.67	24,291.4
1/1/2010 to 12/31/2010	$9.67	$9.08	21,894.9
1/1/2011 to 12/31/2011	$9.08	$8.89	23,547.8
1/1/2012 to 12/31/2012	$8.89	$8.75	24,521.2
1/1/2013 to 12/31/2013	$8.75	$8.955939	25,178.856
1/1/2014 to 12/31/2014	$8.955939	$8.933571	23,819.833
1/1/2015 to 12/31/2015	$8.933571	$8.892072	22,227.456
1/1/2016 to 12/31/2016	$8.892072	$8.626778	14,333.539
1/1/2017 to 12/31/2017	$8.626778	$8.747732	17,300.760

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
JPMorgan Small Cap Growth Fund

1/1/2008 to 12/31/2008	$10.93	$6.10	31,758.2
1/1/2009 to 12/31/2009	$6.10	$8.32	39,043.6
1/1/2010 to 12/31/2010	$8.32	$10.95	36,459.7
1/1/2011 to 12/31/2011	$10.95	$10.39	31,705.7
1/1/2012 to 12/31/2012	$10.39	$11.47	29,384.0
1/1/2013 to 12/31/2013	$11.47	$16.688312	34,161.256
1/1/2014 to 12/31/2014	$16.688312	$16.379520	32,645.396
1/1/2015 to 12/31/2015	$16.379520	$15.764910	27,780.310
1/1/2016 to 12/31/2016	$15.764910	$16.716762	25,221.104
1/1/2017 to 12/31/2017	$16.716762	$23.207272	20,637.680

Lord Abbett Affiliated Fund, Inc.

1/1/2008 to 12/31/2008	$13.23	$8.18	491,944.8
1/1/2009 to 12/31/2009	$8.18	$9.61	54,537.3
1/1/2010 to 12/31/2010	$9.61	$10.80	61,042.2
1/1/2011 to 12/31/2011	$10.80	$9.80	58,114.5
1/1/2012 to 12/31/2012	$9.80	$11.17	51,071.3
1/1/2013 to 12/31/2013	$11.17	$14.516087	43,563.050
1/1/2014 to 12/31/2014	$14.516087	$16.001662	39,979.249
1/1/2015 to 12/31/2015	$16.001662	$15.078285	30,300.703
1/1/2016 to 12/31/2016	$15.078285	$17.404191	26,042.064
1/1/2017 to 12/31/2017	$17.404191	$19.879845	33,452.876

Lord Abbett Bond-Debenture Fund, Inc.

1/1/2008 to 12/31/2008	$11.62	$9.11	153,114.0
1/1/2009 to 12/31/2009	$9.11	$12.14	153,419.7
1/1/2010 to 12/31/2010	$12.14	$13.50	135,435.5
1/1/2011 to 12/31/2011	$13.50	$13.79	108,041.4
1/1/2012 to 12/31/2012	$13.79	$15.36	108,348.1
1/1/2013 to 12/31/2013	$15.36	$16.287742	115,531.228
1/1/2014 to 12/31/2014	$16.287742	$16.743809	110,524.246
1/1/2015 to 12/31/2015	$16.743809	$16.182523	85,430.566
1/1/2016 to 12/31/2016	$16.182523	$17.884662	74,914.457
1/1/2017 to 12/31/2017	$17.884662	$19.213317	72,666.712

Lord Abbett Mid Cap Stock Fund, Inc.

1/1/2008 to 12/31/2008	$13.11	$7.81	226,472.0
1/1/2009 to 12/31/2009	$7.81	$9.73	192,421.0
1/1/2010 to 12/31/2010	$9.73	$12.01	165,196.3
1/1/2011 to 12/31/2011	$12.01	$11.35	134,946.7
1/1/2012 to 12/31/2012	$11.35	$12.79	119,199.8
1/1/2013 to 12/31/2013	$12.79	$16.388642	106,316.383
1/1/2014 to 12/31/2014	$16.388642	$17.990679	92,306.962
1/1/2015 to 12/31/2015	$17.990679	$17.067408	75,391.918
1/1/2016 to 12/31/2016	$17.067408	$19.577990	71,229.452
1/1/2017 to 12/31/2017	$19.577990	$20.613023	63,529.973

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Capital Appreciation Fund

1/1/2008 to 12/31/2008	$13.16	$7.00	38,943.3
1/1/2009 to 12/31/2009	$7.00	$9.89	44,151.7
1/1/2010 to 12/31/2010	$9.89	$10.62	33,181.9
1/1/2011 to 12/31/2011	$10.62	$10.28	35,182.6
1/1/2012 to 12/31/2012	$10.28	$11.50	38,023.4
1/1/2013 to 12/31/2013	$11.50	$14.614937	34,506.339
1/1/2014 to 12/31/2014	$14.614937	$16.541684	35,835.686
1/1/2015 to 12/31/2015	$16.541684	$16.794211	24,618.198
1/1/2016 to 12/31/2016	$16.794211	$16.133289	21,332.078
1/1/2017 to 12/31/2017	$16.133289	$20.080062	18,410.955

Oppenheimer Main Street Fund®

1/1/2008 to 12/31/2008	$13.06	$7.87	41,918.6
1/1/2009 to 12/31/2009	$7.87	$9.96	34,385.2
1/1/2010 to 12/31/2010	$9.96	$11.35	31,629.6
1/1/2011 to 12/31/2011	$11.35	$11.14	28,170.9
1/1/2012 to 12/31/2012	$11.14	$12.77	31,438.2
1/1/2013 to 12/31/2013	$12.77	$16.523636	24,060.053
1/1/2014 to 12/31/2014	$16.523636	$17.953400	26,163.708
1/1/2015 to 12/31/2015	$17.953400	$18.209467	25,363.192
1/1/2016 to 12/31/2016	$18.209467	$19.957166	27,475.765
1/1/2017 to 12/31/2017	$19.957166	$22.917844	27,571.552

Oppenheimer Main Street Mid Cap Fund®

1/1/2008 to 12/31/2008	$13.48	$8.18	51,400.5
1/1/2009 to 12/31/2009	$8.18	$11.02	39,871.9
1/1/2010 to 12/31/2010	$11.02	$13.35	28,652.5
1/1/2011 to 12/31/2011	$13.35	$12.79	25,678.3
1/1/2012 to 12/31/2012	$12.79	$14.69	29,682.4
1/1/2013 to 12/31/2013	$14.69	$19.274671	29,591.489
1/1/2014 to 12/31/2014	$19.274671	$21.286179	28,160.352
1/1/2015 to 12/31/2015	$21.286179	$19.426043	23,802.992
1/1/2016 to 12/31/2016	$19.426043	$21.672998	13,816.783
1/1/2017 to 12/31/2017	$21.672998	$24.450127	12,497.604

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO CommodityRealReturn® Strategy Fund

1/1/2008 to 12/31/2008	$13.16	$7.28	529,436.5
1/1/2009 to 12/31/2009	$7.28	$9.99	397,119.6
1/1/2010 to 12/31/2010	$9.99	$12.14	348,697.3
1/1/2011 to 12/31/2011	$12.14	$10.98	351,126.2
1/1/2012 to 12/31/2012	$10.98	$11.32	359,036.0
1/1/2013 to 12/31/2013	$11.32	$9.461646	416,554.471
1/1/2014 to 12/31/2014	$9.461646	$7.580625	395,563.147
1/1/2015 to 12/31/2015	$7.580625	$5.511841	481,963.752
1/1/2016 to 12/31/2016	$5.511841	$6.188111	408,480.639
1/1/2017 to 12/31/2017	$6.188111	$6.229364	351,908.359

PIMCO Low Duration Fund

1/1/2008 to 12/31/2008	$10.49	$10.15	35,076.1
1/1/2009 to 12/31/2009	$10.15	$11.27	49,496.5
1/1/2010 to 12/31/2010	$11.27	$11.59	621,846.3
1/1/2011 to 12/31/2011	$11.59	$11.56	633,097.0
1/1/2012 to 12/31/2012	$11.56	$12.03	1,133,186.9
1/1/2013 to 12/31/2013	$12.03	$11.806751	1,662,933.652
1/1/2014 to 12/31/2014	$11.806751	$11.664057	1,438,005.081
1/1/2015 to 12/31/2015	$11.664057	$11.510477	1,241,008.304
1/1/2016 to 12/31/2016	$11.510477	$11.500221	1,119,663.615
1/1/2017 to 12/31/2017	$11.500221	$11.481869	1,017,476.133

PIMCO Real Return Fund

1/1/2008 to 12/31/2008	$11.05	$10.12	1,049,299.0
1/1/2009 to 12/31/2009	$10.12	$11.79	668,436.4
1/1/2010 to 12/31/2010	$11.79	$12.45	819,056.3
1/1/2011 to 12/31/2011	$12.45	$13.61	780,940.3
1/1/2012 to 12/31/2012	$13.61	$14.57	1,061,831.5
1/1/2013 to 12/31/2013	$14.57	$12.984584	995,622.628
1/1/2014 to 12/31/2014	$12.984584	$13.155733	841,994.084
1/1/2015 to 12/31/2015	$13.155733	$12.533990	754,880.707
1/1/2016 to 12/31/2016	$12.533990	$12.899421	663,495.339
1/1/2017 to 12/31/2017	$12.899421	$13.133926	616,123.162

PIMCO Total Return Fund

1/1/2008 to 12/31/2008	$11.05	$11.34	4,300,333.6
1/1/2009 to 12/31/2009	$11.34	$12.64	3,658,087.7
1/1/2010 to 12/31/2010	$12.64	$13.48	3,121,998.8
1/1/2011 to 12/31/2011	$13.48	$13.76	2,862,815.6
1/1/2012 to 12/31/2012	$13.76	$14.88	3,501,949.8
1/1/2013 to 12/31/2013	$14.88	$14.296293	2,921,627.497
1/1/2014 to 12/31/2014	$14.296293	$14.664634	2,475,715.007
1/1/2015 to 12/31/2015	$14.664634	$14.473568	1,491,400.183
1/1/2016 to 12/31/2016	$14.473568	$14.550890	1,049,513.999
1/1/2017 to 12/31/2017	$14.550890	$14.990892	937,685.428

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Fund

1/1/2008 to 12/31/2008	$13.48	$8.70	52,868.1
1/1/2009 to 12/31/2009	$8.70	$10.63	46,135.2
1/1/2010 to 12/31/2010	$10.63	$12.10	77,201.8
1/1/2011 to 12/31/2011	$12.10	$11.36	45,600.9
1/1/2012 to 12/31/2012	$11.36	$12.28	38,321.7
1/1/2013 to 12/31/2013	$12.28	$16.075048	37,002.628
1/1/2014 to 12/31/2014	$16.075048	$17.530894	30,699.226
1/1/2015 to 12/31/2015	$17.530894	$17.170106	29,518.996
1/1/2016 to 12/31/2016	$17.170106	$18.510901	27,696.530
1/1/2017 to 12/31/2017	$18.510901	$22.130596	30,316.610

Pioneer High Yield Fund

1/1/2008 to 12/31/2008	$11.88	$7.35	59,035.3
1/1/2009 to 12/31/2009	$7.35	$11.73	233,695.9
1/1/2010 to 12/31/2010	$11.73	$13.57	63,014.5
1/1/2011 to 12/31/2011	$13.57	$13.12	60,996.5
1/1/2012 to 12/31/2012	$13.12	$14.85	58,924.3
1/1/2013 to 12/31/2013	$14.85	$16.403017	63,413.554
1/1/2014 to 12/31/2014	$16.403017	$16.106075	56,963.317
1/1/2015 to 12/31/2015	$16.106075	$15.068053	48,152.426
1/1/2016 to 12/31/2016	$15.068053	$16.917801	40,514.079
1/1/2017 to 12/31/2017	$16.917801	$17.888695	33,808.239

Pioneer Real Estate Shares Fund

5/1/2008 to 12/31/2008	$11.57	$6.31	226,775.7
1/1/2009 to 12/31/2009	$6.31	$8.08	218,817.0
1/1/2010 to 12/31/2010	$8.08	$10.20	24,994.8
1/1/2011 to 12/31/2011	$10.20	$10.93	50,696.6
1/1/2012 to 12/31/2012	$10.93	$12.44	49,308.1
1/1/2013 to 12/31/2013	$12.44	$12.375531	55,226.403
1/1/2014 to 12/31/2014	$12.375531	$15.779686	50,508.425
1/1/2015 to 12/31/2015	$15.779686	$16.183422	42,801.622
1/1/2016 to 12/31/2016	$16.183422	$16.890681	41,134.288
1/1/2017 to 12/31/2017	$16.890681	$17.146754	38,802.265

Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.32	7,834.9
1/1/2010 to 12/31/2010	$11.32	$13.31	6,256.2
1/1/2011 to 12/31/2011	$13.31	$12.77	9,375.5
1/1/2012 to 12/31/2012	$12.77	$13.39	9,367.5
1/1/2013 to 12/31/2013	$13.39	$19.014522	9,583.099
1/1/2014 to 12/31/2014	$19.014522	$20.394124	8,534.757
1/1/2015 to 12/31/2015	$20.394124	$20.336216	6,841.300
1/1/2016 to 12/31/2016	$20.336216	$20.700626	5,564.565
1/1/2017 to 12/31/2017	$20.700626	$26.427155	4,586.778

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Ready Assets Government Liquidity Fund

1/1/2008 to 12/31/2008	$10.68	$10.78	339,927.3
1/1/2009 to 12/31/2009	$10.78	$10.63	299,817.9
1/1/2010 to 12/31/2010	$10.63	$10.46	222,533.1
1/1/2011 to 12/31/2011	$10.46	$10.29	159,607.8
1/1/2012 to 12/31/2012	$10.29	$10.12	151,376.3
1/1/2013 to 12/31/2013	$10.12	$9.952900	119,555.849
1/1/2014 to 12/31/2014	$9.952900	$9.790661	107,679.853
1/1/2015 to 12/31/2015	$9.790661	$9.630724	97,224.129
1/1/2016 to 12/31/2016	$9.630724	$9.473657	91,469.475
1/1/2017 to 12/31/2017	$9.473657	$9.338456	107,394.339

TA Asset Allocation - Conservative

3/27/2017 to 12/31/2017	$10.007669	$10.564144	7,206.650

TA Asset Allocation - Moderate

3/27/2017 to 12/31/2017	$9.998644	$10.733327	2,360.060

TA Asset Allocation – Moderate Growth

3/27/2017 to 12/31/2017	$9.998644	$10.967171	70,185.915

TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.011926	$10.769347	6,572.716

TA Dividend Focused

2/05/2014 to 12/31/2014	$10.007902	$11.364837	1,283,568.944
1/1/2015 to 12/31/2015	$11.364837	$10.849195	739,704.820
1/1/2016 to 12/31/2016	$10.849195	$12.232831	1,153,735.772
1/1/2017 to 12/31/2017	$12.232831	$13.947144	912,364.601

TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	9,131.9
1/1/2010 to 12/31/2010	$1.02	$1.12	42,718.0
1/1/2011 to 12/31/2011	$1.12	$1.15	38,518.7
1/1/2012 to 12/31/2012	$1.15	$1.27	100,636.2
1/1/2013 to 12/31/2013	$1.27	$1.290956	82,820.649
1/1/2014 to 12/31/2014	$1.290956	$1.317292	92,889.342
1/1/2015 to 12/31/2015	$1.317292	$1.286332	26,415.002
1/1/2016 to 12/31/2016	$1.286332	$1.337514	71,159.842
1/1/2017 to 12/31/2017	$1.337514	$1.380238	31,205.523

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.073608	$10.558810	2,263,466.590

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037848	$10.942742	4,748.664

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.019200	$10.596745	1,923.839

TA Multi-Cap Growth

5/1/2008 to 12/31/2008	$10.65	$6.72	0.0
1/1/2009 to 12/31/2009	$6.72	$8.94	0.0
1/1/2010 to 12/31/2010	$8.94	$11.85	670,849.5
1/1/2011 to 12/31/2011	$11.85	$10.53	738,842.3
1/1/2012 to 12/31/2012	$10.53	$11.25	754,224.4
1/1/2013 to 12/31/2013	$11.25	$15.276762	617,563.100
1/1/2014 to 12/31/2014	$15.276762	$14.894721	555,546.840
1/1/2015 to 12/31/2015	$14.894721	$13.801244	243,704.918
1/1/2016 to 12/31/2016	$13.801244	$12.038216	44,104.716
1/1/2017 to 12/31/2017	$12.038216	$14.547179	30,815.479

TA Multi-Managed Balanced

3/27/2017 to 12/31/2017	$9.998644	$10.843501	768.526

TA Small/Mid Cap Value

5/1/2008 to 12/31/2008	$10.38	$6.31	1,052.9
1/1/2009 to 12/31/2009	$6.31	$8.85	9,921.1
1/1/2010 to 12/31/2010	$8.85	$11.26	235,877.4
1/1/2011 to 12/31/2011	$11.26	$10.72	271,977.8
1/1/2012 to 12/31/2012	$10.72	$12.20	239,211.4
1/1/2013 to 12/31/2013	$12.20	$16.313159	867,498.774
1/1/2014 to 12/31/2014	$16.313159	$16.776057	755,707.768
1/1/2015 to 12/31/2015	$16.776057	$15.974522	651,134.666
1/1/2016 to 12/31/2016	$15.974522	$18.972997	544,314.595
1/1/2017 to 12/31/2017	$18.972997	$21,489205	424,971.220

TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034770	$11.067583	116,278.498

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080120	$10.627759	103,785.488

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.02	1,984,654.1
1/1/2013 to 12/31/2013	$10.02	$12.994474	1,161,173.153
1/1/2014 to 12/31/2014	$12.994474	$14.129124	968,937.845
1/1/2015 to 12/31/2015	$14.129124	$14.779575	754,100.955
1/1/2016 to 12/31/2016	$14.779575	$14.882590	668,613.188
1/1/2017 to 12/31/2017	$14.882590	$18.845794	528,076.204

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021831	$10.860539	0.000

Templeton Growth Fund, Inc.

1/1/2008 to 12/31/2008	$14.33	$7.96	178,682.6
1/1/2009 to 12/31/2009	$7.96	$10.25	156,692.9
1/1/2010 to 12/31/2010	$10.25	$10.84	150,097.6
1/1/2011 to 12/31/2011	$10.84	$9.99	144,816.4
1/1/2012 to 12/31/2012	$9.99	$11.94	124,555.2
1/1/2013 to 12/31/2013	$11.94	$15.282544	103,077.459
1/1/2014 to 12/31/2014	$15.282544	$14.744553	81,964.494
1/1/2015 to 12/31/2015	$14.744553	$13.566403	56,657.229
1/1/2016 to 12/31/2016	$13.566403	$14.554462	57,624.497
1/1/2017 to 12/31/2017	$14.554462	$16.865399	50,184.019

Class XC

(if you purchased your contract after June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AB Discovery Value Fund

6/23/2008 to 12/31/2008	$12.71	$8.50	8,222.7
1/1/2009 to 12/31/2009	$8.50	$11.84	2,967.7
1/1/2010 to 12/31/2010	$11.84	$14.73	4,239.2
1/1/2011 to 12/31/2011	$14.73	$13.26	11,623.9
1/1/2012 to 12/31/2012	$13.26	$15.38	13,616.6
1/1/2013 to 12/31/2013	$15.38	$20.737522	11,793.213
1/1/2014 to 12/31/2014	$20.737522	$22.133185	9,713.010
1/1/2015 to 12/31/2015	$22.133185	$20.467599	8,734.897
1/1/2016 to 12/31/2016	$20.467599	$25.016815	5,917.247
1/1/2017 to 12/31/2017	$25.016815	$27.708147	8,585.951

AB International Value Fund

6/23/2008 to 12/31/2008	$8.95	$4.74	10,231.6
1/1/2009 to 12/31/2009	$4.74	$6.25	26,558.4
1/1/2010 to 12/31/2010	$6.25	$6.35	29,222.2
1/1/2011 to 12/31/2011	$6.35	$4.98	3,792.0
1/1/2012 to 12/31/2012	$4.98	$5.59	1,283.5
1/1/2013 to 12/31/2013	$5.59	$6.707661	8,279.704
1/1/2014 to 12/31/2014	$6.707661	$6.159110	7,951.416
1/1/2015 to 12/31/2015	$6.159110	$6.204961	10,936.156
1/1/2016 to 12/31/2016	$6.204961	$6.038198	11,295.335
1/1/2017 to 12/31/2017	$6.038198	$7.407112	8,541.340

AB Value Fund

6/23/2008 to 12/31/2008	$10.53	$7.19	0.0
1/1/2009 to 12/31/2009	$7.19	$8.41	0.0
1/1/2010 to 12/31/2010	$8.41	$9.21	0.0
1/1/2011 to 12/31/2011	$9.21	$8.69	0.0
1/1/2012 to 12/31/2012	$8.69	$9.81	0.0
1/1/2013 to 12/31/2013	$9.81	$13.078587	0.000
1/1/2014 to 12/31/2014	$13.078587	$14.338229	0.000
1/1/2015 to 12/31/2015	$14.338229	$13.010901	0.000
1/1/2016 to 12/31/2016	$13.010901	$14.187217	0.000
1/1/2017 to 12/31/2017	$14.187217	$15.809173	0.000

AllianzGI NFJ Dividend Value Fund

6/23/2008 to 12/31/2008	$9.33	$6.41	14,361.2
1/1/2009 to 12/31/2009	$6.41	$7.11	41,416.5
1/1/2010 to 12/31/2010	$7.11	$7.91	28,663.0
1/1/2011 to 12/31/2011	$7.91	$8.01	28,982.0
1/1/2012 to 12/31/2012	$8.01	$8.97	44,050.7
1/1/2013 to 12/31/2013	$8.97	$11.336056	30,809.123
1/1/2014 to 12/31/2014	$11.336056	$12.213883	24,740.474
1/1/2015 to 12/31/2015	$12.213883	$10.966445	28,375.959
1/1/2016 to 12/31/2016	$10.966445	$12.487361	26,089.680
1/1/2017 to 12/31/2017	$12.487361	$14.197729	22,212.078

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AllianzGI NFJ Small-Cap Value Fund

6/23/2008 to 12/31/2008	$14.82	$10.62	9,004.7
1/1/2009 to 12/31/2009	$10.62	$12.94	20,680.1
1/1/2010 to 12/31/2010	$12.94	$15.88	18,608.8
1/1/2011 to 12/31/2011	$15.88	$15.94	801.3
1/1/2012 to 12/31/2012	$15.94	$17.28	49.9
1/1/2013 to 12/31/2013	$17.28	$22.337869	49.221
1/1/2014 to 12/31/2014	$22.337869	$22.300467	48.511
1/1/2015 to 12/31/2015	$22.300467	$20.094217	47.823
1/1/2016 to 12/31/2016	$20.094217	$24.268637	47.123
1/1/2017 to 12/31/2017	$24.268637	$26.156766	46.464

American Funds® – Bond Fund of AmericaSM

6/23/2008 to 12/31/2008	$10.56	$9.30	59,041.9
1/1/2009 to 12/31/2009	$9.30	$10.50	172,060.6
1/1/2010 to 12/31/2010	$10.50	$11.07	59,854.0
1/1/2011 to 12/31/2011	$11.07	$11.59	8,781.5
1/1/2012 to 12/31/2012	$11.59	$12.06	0.0
1/1/2013 to 12/31/2013	$12.06	$11.606933	0.000
1/1/2014 to 12/31/2014	$11.606933	$12.036386	0.000
1/1/2015 to 12/31/2015	$12.036386	$11.851844	0.000
1/1/2016 to 12/31/2016	$11.851844	$11.962432	0.000
1/1/2017 to 12/31/2017	$11.962432	$12.127663	0.000

American Funds® – EuroPacific Growth Fund®

6/23/2008 to 12/31/2008	$16.86	$11.00	58,658.3
1/1/2009 to 12/31/2009	$11.00	$15.04	182,478.8
1/1/2010 to 12/31/2010	$15.04	$16.17	39,550.4
1/1/2011 to 12/31/2011	$16.17	$13.73	380.5
1/1/2012 to 12/31/2012	$13.73	$16.08	0.0
1/1/2013 to 12/31/2013	$16.08	$18.980584	0.000
1/1/2014 to 12/31/2014	$18.980584	$18.153799	0.000
1/1/2015 to 12/31/2015	$18.153799	$17.686814	0.000
1/1/2016 to 12/31/2016	$17.686814	$17.493909	0.000
1/1/2017 to 12/31/2017	$17.493909	$22.466132	0.000

American Funds® – Growth Fund of America®

6/23/2008 to 12/31/2008	$13.76	$8.72	127,010.8
1/1/2009 to 12/31/2009	$8.72	$11.53	158,508.2
1/1/2010 to 12/31/2010	$11.53	$12.73	155,726.4
1/1/2011 to 12/31/2011	$12.73	$11.90	10,161.7
1/1/2012 to 12/31/2012	$11.90	$14.10	743.1
1/1/2013 to 12/31/2013	$14.10	$18.532252	731.968
1/1/2014 to 12/31/2014	$18.532252	$19.892535	720.966
1/1/2015 to 12/31/2015	$19.892535	$20.590389	709.793
1/1/2016 to 12/31/2016	$20.590389	$21.929535	698.064
1/1/2017 to 12/31/2017	$21.929535	$27.168694	686.720

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Funds® – Income Fund of America®

6/23/2008 to 12/31/2008	$11.98	$9.15	3,195.5
1/1/2009 to 12/31/2009	$9.15	$11.19	11,549.1
1/1/2010 to 12/31/2010	$11.19	$12.31	11,058.7
1/1/2011 to 12/31/2011	$12.31	$12.77	498.2
1/1/2012 to 12/31/2012	$12.77	$14.04	490.3
1/1/2013 to 12/31/2013	$14.04	$16.298406	482.708
1/1/2014 to 12/31/2014	$16.298406	$17.347830	475.207
1/1/2015 to 12/31/2015	$17.347830	$16.781132	467.512
1/1/2016 to 12/31/2016	$16.781132	$18.223530	459.403
1/1/2017 to 12/31/2017	$18.223530	$20.280929	451.499

American Funds® – Investment Company of America®

6/23/2008 to 12/31/2008	$11.93	$8.54	19,223.2
1/1/2009 to 12/31/2009	$8.54	$10.68	38,024.3
1/1/2010 to 12/31/2010	$10.68	$11.63	36,851.7
1/1/2011 to 12/31/2011	$11.63	$11.22	2,048.2
1/1/2012 to 12/31/2012	$11.22	$12.74	365.5
1/1/2013 to 12/31/2013	$12.74	$16.56244	360.341
1/1/2014 to 12/31/2014	$16.56244	$18.234197	355.249
1/1/2015 to 12/31/2015	$18.234197	$17.644058	350.172
1/1/2016 to 12/31/2016	$17.644058	$19.850560	344.883
1/1/2017 to 12/31/2017	$19.850560	$23.330100	339.846

AMG Renaissance Large Cap Growth Fund

7/28/2017 to 12/31/2017	$9.939555	$10.776450	0.000

BlackRock Advantage International Fund

9/9/2011 to 12/31/2011	$10.00	$10.18	28,510.4
1/1/2012 to 12/31/2012	$10.18	$11.45	18,607.6
1/1/2013 to 12/31/2013	$11.45	$14.619743	15,751.059
1/1/2014 to 12/31/2014	$14.619743	$13.700728	16,303.174
1/1/2015 to 12/31/2015	$13.700728	$13.511116	16,077.844
1/1/2016 to 12/31/2016	$13.511116	$13.672213	16,543.505
1/1/2017 to 12/31/2017	$13.672213	$16.629216	11,130.510

BlackRock Advantage Large Cap Core Fund

6/23/2008 to 12/31/2008	$12.21	$8.70	10,058.6
1/1/2009 to 12/31/2009	$8.70	$10.30	10,170.8
1/1/2010 to 12/31/2010	$10.30	$11.24	1,212.1
1/1/2011 to 12/31/2011	$11.24	$11.04	20,229.6
1/1/2012 to 12/31/2012	$11.04	$12.39	16,576.1
1/1/2013 to 12/31/2013	$12.39	$16.251861	15,444.445
1/1/2014 to 12/31/2014	$16.251861	$17.830313	14,454.208
1/1/2015 to 12/31/2015	$17.830313	$17.533441	13,182.435
1/1/2016 to 12/31/2016	$17.533441	$18.957803	12,509.634
1/1/2017 to 12/31/2017	$18.957803	$22.678609	11,035.622

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Advantage Large Cap Value Fund

6/23/2008 to 12/31/2008	$13.05	$9.23	1,876.5
1/1/2009 to 12/31/2009	$9.23	$10.35	20,734.8
1/1/2010 to 12/31/2010	$10.35	$11.23	25,677.7
1/1/2011 to 12/31/2011	$11.23	$10.71	34,305.1
1/1/2012 to 12/31/2012	$10.71	$11.83	21,721.6
1/1/2013 to 12/31/2013	$11.83	$15.433933	21,614.501
1/1/2014 to 12/31/2014	$15.433933	$16.923832	18,069.568
1/1/2015 to 12/31/2015	$16.923832	$16.286450	14,744.460
1/1/2016 to 12/31/2016	$16.286450	$18.162937	13,178.413
1/1/2017 to 12/31/2017	$18.162937	$20.929249	11,005.878

BlackRock Advantage U.S. Total Market Fund, Inc.

6/23/2008 to 12/31/2008	$11.90	$7.33	3,109.8
1/1/2009 to 12/31/2009	$7.33	$9.19	3,324.9
1/1/2010 to 12/31/2010	$9.19	$11.58	2,575.0
1/1/2011 to 12/31/2011	$11.58	$11.06	22,022.3
1/1/2012 to 12/31/2012	$11.06	$12.31	22,683.6
1/1/2013 to 12/31/2013	$12.31	$17.222796	17,245.754
1/1/2014 to 12/31/2014	$17.222796	$17.727159	17,395.827
1/1/2015 to 12/31/2015	$17.727159	$16.211316	17,384.634
1/1/2016 to 12/31/2016	$16.211316	$19.660470	15,324.015
1/1/2017 to 12/31/2017	$19.660470	$21.010231	13,892.072

BlackRock Basic Value Fund, Inc.

6/23/2008 to 12/31/2008	$11.74	$8.17	2,093.0
1/1/2009 to 12/31/2009	$8.17	$10.47	122,639.6
1/1/2010 to 12/31/2010	$10.47	$11.59	2,701.2
1/1/2011 to 12/31/2011	$11.59	$11.05	6,085.8
1/1/2012 to 12/31/2012	$11.05	$12.35	7,320.6
1/1/2013 to 12/31/2013	$12.35	$16.746619	8,519.346
1/1/2014 to 12/31/2014	$16.746619	$18.059664	7,951.087
1/1/2015 to 12/31/2015	$18.059664	$16.650663	77,175.960
1/1/2016 to 12/31/2016	$16.650663	$19.353026	53,912.471
1/1/2017 to 12/31/2017	$19.353026	$20.587248	47,486.652

BlackRock Capital Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$12.86	$8.30	42,489.6
1/1/2009 to 12/31/2009	$8.30	$11.14	123,528.3
1/1/2010 to 12/31/2010	$11.14	$13.06	164,860.8
1/1/2011 to 12/31/2011	$13.06	$11.66	240,059.4
1/1/2012 to 12/31/2012	$11.66	$13.06	192,165.1
1/1/2013 to 12/31/2013	$13.06	$17.168789	92,963.317
1/1/2014 to 12/31/2014	$17.168789	$18.279696	84,730.908
1/1/2015 to 12/31/2015	$18.279696	$19.194324	70,860.508
1/1/2016 to 12/31/2016	$19.194324	$18.794048	68,372.016
1/1/2017 to 12/31/2017	$18.794048	$24.488170	52,367.987

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation Fund, Inc.

6/23/2008 to 12/31/2008	$14.99	$12.05	132,249.1
1/1/2009 to 12/31/2009	$12.05	$14.41	403,360.0
1/1/2010 to 12/31/2010	$14.41	$15.56	518,571.5
1/1/2011 to 12/31/2011	$15.56	$14.72	465,605.4
1/1/2012 to 12/31/2012	$14.72	$15.92	451,777.2
1/1/2013 to 12/31/2013	$15.92	$17.897050	440,447.398
1/1/2014 to 12/31/2014	$17.897050	$17.916129	458,222.320
1/1/2015 to 12/31/2015	$17.916129	$17.420317	448,428.761
1/1/2016 to 12/31/2016	$17.420317	$17.760313	419,447.010
1/1/2017 to 12/31/2017	$17.760313	$19.777906	398,841.081

BlackRock Advantage Global Fund, Inc.

6/23/2008 to 12/31/2008	$16.04	$10.19	0.0
1/1/2009 to 12/31/2009	$10.19	$13.49	0.0
1/1/2010 to 12/31/2010	$13.49	$15.68	0.0
1/1/2011 to 12/31/2011	$15.68	$13.77	0.0
1/1/2012 to 12/31/2012	$13.77	$15.77	0.0
1/1/2013 to 12/31/2013	$15.77	$20.981721	0.000
1/1/2014 to 12/31/2014	$20.981721	$20.733270	0.000
1/1/2015 to 12/31/2015	$20.733270	$19.181859	0.000
1/1/2016 to 12/31/2016	$19.181859	$20.283914	0.000
1/1/2017 to 12/31/2017	$20.283914	$24.617934	0.000

BlackRock High Yield Bond Portfolio

9/9/2011 to 12/31/2011	$10.00	$10.17	70,272.1
1/1/2012 to 12/31/2012	$10.17	$11.67	64,982.8
1/1/2013 to 12/31/2013	$11.67	$12.495581	100,885.445
1/1/2014 to 12/31/2014	$12.495581	$12.651835	83,690.189
1/1/2015 to 12/31/2015	$12.651835	$11.895511	86,683.981
1/1/2016 to 12/31/2016	$11.895511	$13.257356	79,083.236
1/1/2017 to 12/31/2017	$13.257356	$14.070111	67,109.982

BlackRock International Fund

8/12/2011 to 12/31/2011	$10.00	$9.17	5,826.3
1/1/2012 to 12/31/2012	$9.17	$10.31	5,729.4
1/1/2013 to 12/31/2013	$10.31	$12.380665	575.143
1/1/2014 to 12/31/2014	$12.380665	$11.474613	601.147
1/1/2015 to 12/31/2015	$11.474613	$10.887343	598.532
1/1/2016 to 12/31/2016	$10.887343	$10.734486	616.593
1/1/2017 to 12/31/2017	$10.734486	$13.852773	575.098

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Focus Growth Fund

6/23/2008 to 12/31/2008	$11.97	$8.40	0.0
1/1/2009 to 12/31/2009	$8.40	$10.81	124,830.3
1/1/2010 to 12/31/2010	$10.81	$11.89	1,679.7
1/1/2011 to 12/31/2011	$11.89	$11.71	8,868.4
1/1/2012 to 12/31/2012	$11.71	$13.17	9,803.8
1/1/2013 to 12/31/2013	$13.17	$17.214582	7,446.984
1/1/2014 to 12/31/2014	$17.214582	$19.293940	6,677.395
1/1/2015 to 12/31/2015	$19.293940	$19.386810	4,767.199
1/1/2016 to 12/31/2016	$19.386810	$20.490108	4,556.127
1/1/2017 to 12/31/2016	$20.490108	$26.047597	3,993.106

BlackRock Low Duration Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$9.91	0.0
1/1/2012 to 12/31/2012	$9.91	$10.21	0.0
1/1/2013 to 12/31/2013	$10.21	$10.129414	0.000
1/1/2014 to 12/31/2014	$10.129414	$10.071303	0.000
1/1/2015 to 12/31/2015	$10.071303	$9.944304	0.000
1/1/2016 to 12/31/2016	$9.944304	$9.934272	0.000
1/1/2017 to 12/31/2017	$9.934272	$9.930261	0.000

BlackRock Total Return Portfolio

6/23/2008 to 12/31/2008	$10.26	$9.16	20,305.8
1/1/2009 to 12/31/2009	$9.16	$10.43	35,544.3
1/1/2010 to 12/31/2010	$10.43	$11.25	35,147.5
1/1/2011 to 12/31/2011	$11.25	$11.53	23,010.5
1/1/2012 to 12/31/2012	$11.53	$12.43	21,854.4
1/1/2013 to 12/31/2013	$12.43	$12.155409	19,961.952
1/1/2014 to 12/31/2014	$12.155409	$12.868961	23,164.751
1/1/2015 to 12/31/2015	$12.868961	$12.648802	131,225.487
1/1/2016 to 12/31/2016	$12.648802	$12.826841	166,037.542
1/1/2017 to 12/31/2017	$12.826841	$13.086140	154,044.108

BlackRock U.S. Government Bond Portfolio

7/15/2011 to 12/31/2011	$10.00	$10.27	1,894.0
1/1/2012 to 12/31/2012	$10.27	$10.35	1,479.8
1/1/2013 to 12/31/2013	$10.35	$9.906915	1,581.849
1/1/2014 to 12/31/2014	$9.906915	$10.255005	1,518.776
1/1/2015 to 12/31/2015	$10.255005	$10.102890	1,134.130
1/1/2016 to 12/31/2016	$10.102890	$10.048739	1,136.233
1/1/2017 to 12/31/2017	$10.048739	$10.041282	1,147.869

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Cohen & Steers Real Estate Securities Fund

6/23/2008 to 12/31/2008	$11.53	$7.37	0.0
1/1/2009 to 12/31/2009	$7.37	$9.95	0.0
1/1/2010 to 12/31/2010	$9.95	$12.39	0.0
1/1/2011 to 12/31/2011	$12.39	$12.92	0.0
1/1/2012 to 12/31/2012	$12.92	$14.85	0.0
1/1/2013 to 12/31/2013	$14.85	$15.244387	0.000
1/1/2014 to 12/31/2014	$15.244387	$19.793227	0.000
1/1/2015 to 12/31/2015	$19.793227	$20.879339	0.000
1/1/2016 to 12/31/2016	$20.879339	$22.109050	0.000
1/1/2017 to 12/31/2017	$22.109050	$23.417388	0.000

Columbia Large Cap Growth Fund III

10/27/2016 to 12/31/2016	$9.965181	$10.062154	36,530.175
1/1/2017 to 12/31/2017	$10.062154	$12.615287	27,721.724

Columbia Mid Cap Growth Fund

4/8/2011 to 12/31/2011	$10.00	$8.63	656.4
1/1/2012 to 12/31/2012	$8.63	$9.40	361.7
1/1/2013 to 12/31/2013	$9.40	$12.084506	3,004.936
1/1/2014 to 12/31/2014	$12.084506	$12.703237	2,878.458
1/1/2015 to 12/31/2015	$12.703237	$13.108164	277.130
1/1/2016 to 12/31/2016	$13.108164	$13.122328	281.300
1/1/2017 to 12/31/2017	$13.122328	$15.812564	278.952

Davis New York Venture Fund, Inc.

6/23/2008 to 12/31/2008	$12.39	$8.11	23,926.3
1/1/2009 to 12/31/2009	$8.11	$10.52	164,929.6
1/1/2010 to 12/31/2010	$10.52	$11.59	38,780.7
1/1/2011 to 12/31/2011	$11.59	$10.85	26,356.6
1/1/2012 to 12/31/2012	$10.85	$12.01	25,154.0
1/1/2013 to 12/31/2013	$12.01	$15.886779	37,124.095
1/1/2014 to 12/31/2014	$15.886779	$16.633550	35,570.005
1/1/2015 to 12/31/2015	$16.633550	$16.830738	25,610.469
1/1/2016 to 12/31/2016	$16.830738	$18.565395	24,051.120
1/1/2017 to 12/31/2017	$18.565395	$22.285418	22,298.545

Delaware Smid Cap Growth Fund

10/8/2010 to 12/31/2010	$10.00	$11.31	5,610.0
1/1/2011 to 12/31/2011	$11.31	$12.00	982.4
1/1/2012 to 12/31/2012	$12.00	$13.02	518.5
1/1/2013 to 12/31/2013	$13.02	$18.014683	432.763
1/1/2014 to 12/31/2014	$18.014683	$18.198995	423.043
1/1/2015 to 12/31/2015	$18.198995	$19.144836	386.856
1/1/2016 to 12/31/2016	$19.144836	$17.999317	378.263
1/1/2017 to 12/31/2017	$17.999317	$23.902245	375.106

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Dreyfus Appreciation Fund, Inc.

6/23/2008 to 12/31/2008	$12.07	$8.69	38,039.3
1/1/2009 to 12/31/2009	$8.69	$10.33	8,763.3
1/1/2010 to 12/31/2010	$10.33	$11.70	110,375.8
1/1/2011 to 12/31/2011	$11.70	$12.38	121,338.7
1/1/2012 to 12/31/2012	$12.38	$13.40	96,311.0
1/1/2013 to 12/31/2013	$13.40	$15.991106	72,699.129
1/1/2014 to 12/31/2014	$15.991106	$17.013300	62,681.828
1/1/2015 to 12/31/2015	$17.013300	$16.297759	38,973.596
1/1/2016 to 12/31/2016	$16.297759	$17.174348	33,582.645
1/1/2017 to 12/31/2017	$17.174348	$21.373897	23,530.335

Eaton Vance Floating-Rate Fund

6/23/2008 to 12/31/2008	$10.60	$7.37	0.0
1/1/2009 to 12/31/2009	$7.37	$10.58	5,062.7
1/1/2010 to 12/31/2010	$10.58	$11.37	6,604.4
1/1/2011 to 12/31/2011	$11.37	$11.41	17,429.0
1/1/2012 to 12/31/2012	$11.41	$12.12	10,222.3
1/1/2013 to 12/31/2013	$12.12	$12.449125	12,995.625
1/1/2014 to 12/31/2014	$12.449125	$12.278424	15,140.465
1/1/2015 to 12/31/2015	$12.278424	$11.834538	9,440.610
1/1/2016 to 12/31/2016	$11.834538	$12.901382	10,002.376
1/1/2017 to 12/31/2017	$12.901382	$13.194926	17,958.266

Eaton Vance Large-Cap Value Fund

6/23/2008 to 12/31/2008	$10.15	$6.94	35,211.0
1/1/2009 to 12/31/2009	$6.94	$7.97	159,347.2
1/1/2010 to 12/31/2010	$7.97	$8.63	259,874.8
1/1/2011 to 12/31/2011	$8.63	$8.10	280,444.4
1/1/2012 to 12/31/2012	$8.10	$9.21	202,942.0
1/1/2013 to 12/31/2013	$9.21	$11.708287	148,511.819
1/1/2014 to 12/31/2014	$11.708287	$12.766164	14,880.314
1/1/2015 to 12/31/2015	$12.766164	$12.409156	13,842.159
1/1/2016 to 12/31/2016	$12.409156	$13.360782	13,539.585
1/1/2017 to 12/31/2017	$13.360782	15.073656	13,796.502

Federated Equity Income Fund, Inc.

4/19/2013 to 12/31/2013	$10.00	$11.898335	5,277.364
1/1/2014 to 12/31/2014	$11.898335	$12.620324	5,810.185
1/1/2015 to 12/31/2015	$12.620324	$11.727994	14,404.182
1/1/2016 to 12/31/2016	$11.727994	$12.619300	14,912.844
1/1/2017 to 12/31/2017	$12.619300	$14.392233	10,963.925

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann Fund

6/23/2008 to 12/31/2008	$14.66	$9.47	10,154.3
1/1/2009 to 12/31/2009	$9.47	$12.07	21,971.9
1/1/2010 to 12/31/2010	$12.07	$14.06	7,979.1
1/1/2011 to 12/31/2011	$14.06	$11.94	6,704.6
1/1/2012 to 12/31/2012	$11.94	$13.76	7,081.7
1/1/2013 to 12/31/2013	$13.76	$18.978287	3,437.795
1/1/2014 to 12/31/2014	$18.978287	$20.355790	3,147.754
1/1/2015 to 12/31/2015	$20.355790	$21.197308	2,742.269
1/1/2016 to 12/31/2016	$21.197308	$21.470584	3,011.131
1/1/2017 to 12/31/2017	$21.470584	$26.951996	2,565.429

Fidelity® Advisor Equity Growth Fund

6/23/2008 to 12/31/2008	$13.24	$7.56	0.0
1/1/2009 to 12/31/2009	$7.56	$9.51	0.0
1/1/2010 to 12/31/2010	$9.51	$11.55	0.0
1/1/2011 to 12/31/2011	$11.55	$11.34	0.0
1/1/2012 to 12/31/2012	$11.34	$12.73	0.0
1/1/2013 to 12/31/2013	$12.73	$16.965344	0.000
1/1/2014 to 12/31/2014	$16.965344	$18.488259	0.000
1/1/2015 to 12/31/2015	$18.488259	$19.391945	0.000
1/1/2016 to 12/31/2016	$19.391945	$19.112604	0.000
1/1/2017 to 12/31/2017	$19.112604	$25.327081	0.000

Invesco Comstock Fund

6/23/2008 to 12/31/2008	$10.46	$7.73	0.0
1/1/2009 to 12/31/2009	$7.73	$9.83	407.1
1/1/2010 to 12/31/2010	$9.83	$11.17	174,665.1
1/1/2011 to 12/31/2011	$11.17	$10.76	240,309.3
1/1/2012 to 12/31/2012	$10.76	$12.57	175,646.4
1/1/2013 to 12/31/2013	$12.57	$16.703306	163,003.672
1/1/2014 to 12/31/2014	$16.703306	$17.910755	116,900.002
1/1/2015 to 12/31/2015	$17.910755	$16.555402	81,324.298
1/1/2016 to 12/31/2016	$16.555402	$19.169971	58,147.936
1/1/2017 to 12/31/2017	$19.169971	$22.185959	44,482.769

Invesco Mid Cap Core Equity Fund

6/23/2008 to 12/31/2008	$12.89	$9.56	12,458.9
1/1/2009 to 12/31/2009	$9.56	$12.23	56,626.4
1/1/2010 to 12/31/2010	$12.23	$13.52	29,893.2
1/1/2011 to 12/31/2011	$13.52	$12.46	32,634.9
1/1/2012 to 12/31/2012	$12.46	$13.51	30,675.7
1/1/2013 to 12/31/2013	$13.51	$17.154111	34,755.789
1/1/2014 to 12/31/2014	$17.154111	$17.616288	33,367.888
1/1/2015 to 12/31/2015	$17.616288	$16.560427	29,472.446
1/1/2016 to 12/31/2016	$16.560427	$18.227346	28,314.053
1/1/2017 to 12/31/2017	$18.227346	$20.606604	22,383.831

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco Value Opportunities

5/20/2011 to 12/31/2011	$1.00	$0.91	6,933.5
1/1/2012 to 12/31/2012	$0.91	$1.06	6,445.2
1/1/2013 to 12/31/2013	$1.06	$1.375414	49,685.832
1/1/2014 to 12/31/2014	$1.375414	$1.440913	47,321.522
1/1/2015 to 12/31/2015	$1.440913	$1.268266	13,069.713
1/1/2016 to 12/31/2016	$1.268266	$1.470746	13,429.567
1/1/2017 to 12/31/2017	$1.470746	$1.692465	12,676.446

iShares MSCI EAFE International Index Fund

6/23/2008 to 12/31/2008	$15.07	$9.61	0.0
1/1/2009 to 12/31/2009	$9.61	$12.08	0.0
1/1/2010 to 12/31/2010	$12.08	$12.71	0.0
1/1/2011 to 12/31/2011	$12.71	$10.89	0.0
1/1/2012 to 12/31/2012	$10.89	$12.66	0.0
1/1/2013 to 12/31/2013	$12.66	$15.075345	0.000
1/1/2014 to 12/31/2014	$15.075345	$13.858771	0.000
1/1/2015 to 12/31/2015	$13.858771	$13.462689	0.000
1/1/2016 to 12/31/2016	$13.462689	$13.333078	0.000
1/1/2017 to 12/31/2017	$13.333078	$16.357473	0.000

iShares Russell 2000 Small Cap Index Fund

6/23/2008 to 12/31/2008	$11.96	$8.28	0.0
1/1/2009 to 12/31/2009	$8.28	$10.28	0.0
1/1/2010 to 12/31/2010	$10.28	$12.77	0.0
1/1/2011 to 12/31/2011	$12.77	$11.95	0.0
1/1/2012 to 12/31/2012	$11.95	$13.62	0.0
1/1/2013 to 12/31/2013	$13.62	$18.560993	0.000
1/1/2014 to 12/31/2014	$18.560993	$19.067432	0.000
1/1/2015 to 12/31/2015	$19.067432	$17.863581	0.000
1/1/2016 to 12/31/2016	$17.863581	$21.247751	0.000
1/1/2017 to 12/31/2017	$21.247751	$23.875341	0.000

iShares S&P 500 Index Fund

4/19/2013 to 12/31/2013	$10.00	$11.880696	13,006.408
1/1/2014 to 12/31/2014	$11.880696	$13.221599	19,014.455
1/1/2015 to 12/31/2015	$13.221599	$13.125442	34,585.498
1/1/2016 to 12/31/2016	$13.125442	$14.389610	32,147.039
1/1/2017 to 12/31/2017	$14.389610	$17.164761	38,893.976

Janus Henderson Enterprise Fund

7/6/2009 to 12/31/2009	$9.92	$12.70	35,082.1
1/1/2010 to 12/31/2010	$12.70	$15.67	20,642.1
1/1/2011 to 12/31/2011	$15.67	$15.10	15,384.8
1/1/2012 to 12/31/2012	$15.10	$17.41	13,604.0
1/1/2013 to 12/31/2013	$17.41	$22.310644	13,351.596
1/1/2014 to 12/31/2014	$22.310644	$24.475299	12,686.966
1/1/2015 to 12/31/2015	$24.475299	$24.794902	53,338.775
1/1/2016 to 12/31/2016	$24.794902	$27.207107	61,990.814
1/1/2017 to 12/31/2017	$27.207107	$33.708525	50,016.163

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Janus Henderson Forty Fund

7/6/2009 to 12/31/2009	$7.33	$10.37	206,985.2
1/1/2010 to 12/31/2010	$10.37	$10.78	64,960.7
1/1/2011 to 12/31/2011	$10.78	$9.84	43,859.7
1/1/2012 to 12/31/2012	$9.84	$11.97	27,857.3
1/1/2013 to 12/31/2013	$11.97	$15.498222	21,849.976
1/1/2014 to 12/31/2014	$15.498222	$16.526751	22,733.435
1/1/2015 to 12/31/2015	$16.526751	$18.164257	19,774.256
1/1/2016 to 12/31/2016	$18.164257	$18.214393	19,701.178
1/1/2017 to 12/31/2017	$18.214393	$23.125679	19,901.261

JPMorgan Multi-Capital Market Neutral Fund (1)

6/23/2008 to 12/31/2008	$10.05	$9.83	1,603.2
1/1/2009 to 12/31/2009	$9.83	$9.63	2,218.6
1/1/2010 to 12/31/2010	$9.63	$9.03	2,341.5
1/1/2011 to 12/31/2011	$9.03	$8.84	519.2
1/1/2012 to 12/31/2012	$8.84	$8.69	577.5
1/1/2013 to 12/31/2013	$8.69	$8.886319	585.492
1/1/2014 to 12/31/2014	$8.886319	$8.855267	1,056.162
1/1/2015 to 12/31/2015	$8.855267	$8.805327	1,000.291
1/1/2016 to 12/31/2016	$8.805327	$8.534121	967.885
1/1/2017 to 12/31/2017	$8.534121	$8.645140	1,028.908

JPMorgan Small Cap Growth Fund

6/23/2008 to 12/31/2008	$9.44	$6.09	0.0
1/1/2009 to 12/31/2009	$6.09	$8.30	20,646.7
1/1/2010 to 12/31/2010	$8.30	$10.91	18,106.0
1/1/2011 to 12/31/2011	$10.91	$10.34	19,324.2
1/1/2012 to 12/31/2012	$10.34	$11.41	18,358.1
1/1/2013 to 12/31/2013	$11.41	$16.575143	15,734.401
1/1/2014 to 12/31/2014	$16.575143	$16.252180	15,914.368
1/1/2015 to 12/31/2015	$16.252180	$15.626702	15,373.772
1/1/2016 to 12/31/2016	$15.626702	$16.553709	14,275.064
1/1/2017 to 12/31/2017	$16.553709	$22.958017	10,477.053

Lord Abbett Affiliated Fund, Inc.

6/23/2008 to 12/31/2008	$11.43	$8.15	20,643.6
1/1/2009 to 12/31/2009	$8.15	$9.56	0.0
1/1/2010 to 12/31/2010	$9.56	$10.74	0.0
1/1/2011 to 12/31/2011	$10.74	$9.73	0.0
1/1/2012 to 12/31/2012	$9.73	$11.08	0.0
1/1/2013 to 12/31/2013	$11.08	$14.382959	0.000
1/1/2014 to 12/31/2014	$14.382959	$15.839066	0.000
1/1/2015 to 12/31/2015	$15.839066	$14.910149	0.000
1/1/2016 to 12/31/2016	$14.910149	$17.192985	336.657
1/1/2017 to 12/31/2017	$17.192985	$19.619023	311.733

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Lord Abbett Bond-Debenture Fund, Inc.

6/23/2008 to 12/31/2008	$11.46	$9.07	8,384.3
1/1/2009 to 12/31/2009	$9.07	$12.08	27,803.1
1/1/2010 to 12/31/2010	$12.08	$13.41	38,260.3
1/1/2011 to 12/31/2011	$13.41	$13.69	14,025.0
1/1/2012 to 12/31/2012	$13.69	$15.24	15,361.6
1/1/2013 to 12/31/2013	$15.24	$16.138346	12,065.982
1/1/2014 to 12/31/2014	$16.138346	$16.573657	11,897.084
1/1/2015 to 12/31/2015	$16.573657	$16.002063	17,275.824
1/1/2016 to 12/31/2016	$16.002063	$17.667625	17,694.284
1/1/2017 to 12/31/2017	$17.667625	$18.961245	24,220.762

Lord Abbett Mid Cap Stock Fund, Inc.

6/23/2008 to 12/31/2008	$11.60	$7.77	10,870.3
1/1/2009 to 12/31/2009	$7.77	$9.68	27,147.0
1/1/2010 to 12/31/2010	$9.68	$11.94	18,085.1
1/1/2011 to 12/31/2011	$11.94	$11.27	17,897.1
1/1/2012 to 12/31/2012	$11.27	$12.68	15,146.2
1/1/2013 to 12/31/2013	$12.68	$16.238391	18,327.016
1/1/2014 to 12/31/2014	$16.238391	$17.807922	16,652.940
1/1/2015 to 12/31/2015	$17.807922	$16.877146	20,088.084
1/1/2016 to 12/31/2016	$16.877146	$19.340464	17,960.633
1/1/2017 to 12/31/2017	$19.340464	$20.342660	14,547.846

Oppenheimer Capital Appreciation Fund

6/23/2008 to 12/31/2008	$12.33	$6.97	0.0
1/1/2009 to 12/31/2009	$6.97	$9.84	626.6
1/1/2010 to 12/31/2010	$9.84	$10.55	640.9
1/1/2011 to 12/31/2011	$10.55	$10.21	595.6
1/1/2012 to 12/31/2012	$10.21	$11.40	568.5
1/1/2013 to 12/31/2013	$11.40	$14.480919	564.406
1/1/2014 to 12/31/2014	$14.480919	$16.373615	560.363
1/1/2015 to 12/31/2015	$16.373615	$16.606951	556.048
1/1/2016 to 12/31/2016	$16.606951	$15.937504	551.427
1/1/2017 to 12/31/2017	$15.937504	$19.816641	0.000

Oppenheimer Main Street Fund®

6/23/2008 to 12/31/2008	$11.97	$7.83	0.0
1/1/2009 to 12/31/2009	$7.83	$9.91	1,227.6
1/1/2010 to 12/31/2010	$9.91	$11.28	1,177.5
1/1/2011 to 12/31/2011	$11.28	$11.06	1,167.1
1/1/2012 to 12/31/2012	$11.06	$12.67	1,115.6
1/1/2013 to 12/31/2013	$12.67	$16.372119	1,004.859
1/1/2014 to 12/31/2014	$16.372119	$17.770995	952.771
1/1/2015 to 12/31/2015	$17.770995	$18.006456	894.649
1/1/2016 to 12/31/2016	$18.006456	$19.715018	876.201
1/1/2017 to 12/31/2017	$19.715018	$22.617208	5,132.123

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Main Street Mid Cap Fund®

6/23/2008 to 12/31/2008	$12.61	$8.15	0.0
1/1/2009 to 12/31/2009	$8.15	$10.96	1,338.1
1/1/2010 to 12/31/2010	$10.96	$13.27	1,334.2
1/1/2011 to 12/31/2011	$13.27	$12.70	2,635.0
1/1/2012 to 12/31/2012	$12.70	$14.57	2,234.2
1/1/2013 to 12/31/2013	$14.57	$19.098018	1,951.125
1/1/2014 to 12/31/2014	$19.098018	$21.070000	1,764.656
1/1/2015 to 12/31/2015	$21.070000	$19.209516	1,771.855
1/1/2016 to 12/31/2016	$19.209516	$21.410102	2,088.465
1/1/2017 to 12/31/2017	$21.410102	$24.129468	1,992.263

PIMCO CommodityRealReturn® Strategy Fund

6/23/2008 to 12/31/2008	$16.55	$7.25	14,912.8
1/1/2009 to 12/31/2009	$7.25	$9.94	50,128.5
1/1/2010 to 12/31/2010	$9.94	$12.07	43,111.8
1/1/2011 to 12/31/2011	$12.07	$10.90	54,123.4
1/1/2012 to 12/31/2012	$10.90	$11.23	53,300.0
1/1/2013 to 12/31/2013	$11.23	$9.374819	55,022.487
1/1/2014 to 12/31/2014	$9.374819	$7.503547	58,166.898
1/1/2015 to 12/31/2015	$7.503547	$5.450338	80,088.798
1/1/2016 to 12/31/2016	$5.450338	$6.112958	72,049.570
1/1/2017 to 12/31/2017	$6.112958	$6.147566	70,750.897

PIMCO Low Duration Fund

6/23/2008 to 12/31/2008	$10.46	$10.13	3,641.6
1/1/2009 to 12/31/2009	$10.13	$11.24	20,693.2
1/1/2010 to 12/31/2010	$11.24	$11.55	106,193.2
1/1/2011 to 12/31/2011	$11.55	$11.51	107,754.4
1/1/2012 to 12/31/2012	$11.51	$11.96	184,781.6
1/1/2013 to 12/31/2013	$11.96	$11.726725	278,850.454
1/1/2014 to 12/31/2014	$11.726725	$11.573412	247,213.275
1/1/2015 to 12/31/2015	$11.573412	$11.409614	212,342.770
1/1/2016 to 12/31/2016	$11.409614	$11.388097	209,553.259
1/1/2017 to 12/31/2017	$11.388097	$11.358591	186,848.474

PIMCO Real Return Fund

6/23/2008 to 12/31/2008	$11.19	$10.08	49,901.8
1/1/2009 to 12/31/2009	$10.08	$11.73	155,928.1
1/1/2010 to 12/31/2010	$11.73	$12.37	158,701.8
1/1/2011 to 12/31/2011	$12.37	$13.52	142,935.8
1/1/2012 to 12/31/2012	$13.52	$14.45	183,950.2
1/1/2013 to 12/31/2013	$14.45	$12.865465	172,802.136
1/1/2014 to 12/31/2014	$12.865465	$13.022006	140,577.791
1/1/2015 to 12/31/2015	$13.022006	$12.394168	133,108.754
1/1/2016 to 12/31/2016	$12.394168	$12.742816	123,839.953
1/1/2017 to 12/31/2017	$12.742816	$12.961552	113,568.564

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return Fund

6/23/2008 to 12/31/2008	$11.03	$11.29	191,285.0
1/1/2009 to 12/31/2009	$11.29	$12.58	564,364.5
1/1/2010 to 12/31/2010	$12.58	$13.39	458,530.5
1/1/2011 to 12/31/2011	$13.39	$13.66	466,400.3
1/1/2012 to 12/31/2012	$13.66	$14.76	585,081.4
1/1/2013 to 12/31/2013	$14.76	$14.165179	516,581.128
1/1/2014 to 12/31/2014	$14.165179	$14.515628	411,434.369
1/1/2015 to 12/31/2015	$14.515628	$14.312184	266,429.740
1/1/2016 to 12/31/2016	$14.312184	$14.374320	215,961.321
1/1/2017 to 12/31/2017	$14.374320	$14.794206	197,502.149

Pioneer Fund

6/23/2008 to 12/31/2008	$12.37	$8.66	0.0
1/1/2009 to 12/31/2009	$8.66	$10.58	0.0
1/1/2010 to 12/31/2010	$10.58	$12.03	0.0
1/1/2011 to 12/31/2011	$12.03	$11.28	0.0
1/1/2012 to 12/31/2012	$11.28	$12.18	0.0
1/1/2013 to 12/31/2013	$12.18	$15.927669	0.000
1/1/2014 to 12/31/2014	$15.927669	$17.352805	0.000
1/1/2015 to 12/31/2015	$17.352805	$16.978689	0.000
1/1/2016 to 12/31/2016	$16.978689	$18.286307	0.000
1/1/2017 to 12/31/2017	$18.286307	$21.840304	0.000

Pioneer High Yield Fund

6/23/2008 to 12/31/2008	$11.67	$7.32	0.0
1/1/2009 to 12/31/2009	$7.32	$11.67	43,442.1
1/1/2010 to 12/31/2010	$11.67	$13.49	18,709.4
1/1/2011 to 12/31/2011	$13.49	$13.03	14,348.8
1/1/2012 to 12/31/2012	$13.03	$14.73	14,660.1
1/1/2013 to 12/31/2013	$14.73	$16.252608	14,775.208
1/1/2014 to 12/31/2014	$16.252608	$15.942434	14,967.447
1/1/2015 to 12/31/2015	$15.942434	$14.900047	15,874.557
1/1/2016 to 12/31/2016	$14.900047	$16.712522	15,934.588
1/1/2017 to 12/31/2017	$16.712522	$17.654017	12,841.197

Pioneer Real Estate Shares Fund

6/23/2008 to 12/31/2008	$10.26	$6.31	8,571.6
1/1/2009 to 12/31/2009	$6.31	$8.07	38,390.9
1/1/2010 to 12/31/2010	$8.07	$10.17	16,926.4
1/1/2011 to 12/31/2011	$10.17	$10.89	15,522.9
1/1/2012 to 12/31/2012	$10.89	$12.38	18,820.2
1/1/2013 to 12/31/2013	$12.38	$12.303901	28,838.057
1/1/2014 to 12/31/2014	$12.303901	$15.672684	24,213.742
1/1/2015 to 12/31/2015	$15.672684	$16.057622	19,084.473
1/1/2016 to 12/31/2016	$16.057622	$16.742702	19,012.654
1/1/2017 to 12/31/2017	$16.742702	$16.979594	18,559.934

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer Select Mid Cap Growth Fund

8/28/2009 to 12/31/2009	$10.53	$11.31	609.2
1/1/2010 to 12/31/2010	$11.31	$13.29	569.1
1/1/2011 to 12/31/2011	$13.29	$12.74	542.6
1/1/2012 to 12/31/2012	$12.74	$13.34	0.0
1/1/2013 to 12/31/2013	$13.34	$18.931430	0.000
1/1/2014 to 12/31/2014	$18.931430	$20.284708	0.000
1/1/2015 to 12/31/2015	$20.284708	$20.206890	0.000
1/1/2016 to 12/31/2016	$20.206890	$20.548485	0.000
1/1/2017 to 12/31/2017	$20.548485	$26.206803	0.000

Ready Assets Government Liquidity Fund

6/23/2008 to 12/31/2008	$10.71	$10.73	22,739.8
1/1/2009 to 12/31/2009	$10.73	$10.57	19,023.2
1/1/2010 to 12/31/2010	$10.57	$10.39	19,806.7
1/1/2011 to 12/31/2011	$10.39	$10.21	9,366.4
1/1/2012 to 12/31/2012	$10.21	$10.04	8,431.0
1/1/2013 to 12/31/2013	$10.04	$9.861600	8,867.046
1/1/2014 to 12/31/2014	$9.861600	$9.691151	8,859.451
1/1/2015 to 12/31/2015	$9.691151	$9.523306	21,383.012
1/1/2016 to 12/31/2016	$9.523306	$9.358657	20,803.885
1/1/2017 to 12/31/2017	$9.358657	$9.215903	21,601.606

TA Asset Allocation - Conservative

3/27/2017 to 12/31/2017	$10.007587	$10.556046	0.000

TA Asset Allocation - Moderate

3/27/2017 to 12/31/2017	$9.998562	$10.725093	0.000

TA Asset Allocation – Moderate Growth

3/27/2017 to 12/31/2017	$9.998562	$10.958765	0.000

TA Barrow Hanley Dividend Focused

8/16/2017 to 12/31/2017	$10.011912	$10.765336	0.000

TA Dividend Focused

02/05/2014 to 12/31/2014	$10.07875	$11.354573	173,879.981
1/1/2015 to 12/31/2015	$11.354573	$10.828558	104,419.393
1/1/2016 to 12/31/2016	$10.828558	$12.197412	173,385.238
1/1/2017 to 12/31/2017	$12.197412	$13.892893	131,920.871

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA Flexible Income

11/12/2009 to 12/31/2009	$1.00	$1.02	4,575.4
1/1/2010 to 12/31/2010	$1.02	$1.12	4,419.2
1/1/2011 to 12/31/2011	$1.12	$1.14	11,111.5
1/1/2012 to 12/31/2012	$1.14	$1.26	16,518.0
1/1/2013 to 12/31/2013	$1.26	$1.285658	38,258.739
1/1/2014 to 12/31/2014	$1.285658	$1.310589	39,490.014
1/1/2015 to 12/31/2015	$1.310589	$1.278518	38,667.221
1/1/2016 to 12/31/2016	$1.278518	$1.328072	39,307.477
1/1/2017 to 12/31/2017	$1.328072	$1.369134	25,993.310

TA Greystone International Growth (2)

8/16/2017 to 12/31/2017	$10.073595	$10.554883	350,169.914

TA Jennison Growth

8/16/2017 to 12/31/2017	$10.037835	$10.938667	0.000

TA JPMorgan Mid Cap Value

8/16/2017 to 12/31/2017	$10.019186	$10.592795	0.000

TA Multi-Cap Growth

6/23/2008 to 12/31/2008	$10.39	$6.72	0.0
1/1/2009 to 12/31/2009	$6.72	$8.92	308.8
1/1/2010 to 12/31/2010	$8.92	$11.82	68,558.8
1/1/2011 to 12/31/2011	$11.82	$10.49	86,047.3
1/1/2012 to 12/31/2012	$10.49	$11.20	86,635.9
1/1/2013 to 12/31/2013	$11.20	$15.188397	73,985.381
1/1/2014 to 12/31/2014	$15.188397	$14.793752	72,079.728
1/1/2015 to 12/31/2015	$14.793752	$13.693976	29,702.291
1/1/2016 to 12/31/2016	$13.693976	$11.932746	1,400.752
1/1/2017 to 12/31/2017	$11.932746	$14.405356	1,313.056

TA Multi-Managed Balanced

3/27/2017 to 12/31/2017	$9.998562	$10.835187	0.000

TA Small/Mid Cap Value

6/23/2008 to 12/31/2008	$10.92	$6.30	4,025.3
1/1/2009 to 12/31/2009	$6.30	$8.83	8,586.9
1/1/2010 to 12/31/2010	$8.83	$11.23	31,134.7
1/1/2011 to 12/31/2011	$11.23	$10.68	38,518.7
1/1/2012 to 12/31/2012	$10.68	$12.14	30,348.3
1/1/2013 to 12/31/2013	$12.14	$16.218784	114,651.117
1/1/2014 to 12/31/2014	$16.218784	$16.662318	107,139.677
1/1/2015 to 12/31/2015	$16.662318	$15.850347	96,359.665
1/1/2016 to 12/31/2016	$15.850347	$18.806761	87,070.024
1/1/2017 to 12/31/2017	$18.806761	$21.279685	66,567.387

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
TA T. Rowe Price Small Cap

8/16/2017 to 12/31/2017	$10.034757	$11.063461	$10,746.988

TA TS&W International Equity

8/16/2017 to 12/31/2017	$10.080107	$10.623809	27,348.357

TA US Growth

2/10/2012 to 12/31/2012	$10.00	$10.01	248,074.9
1/1/2013 to 12/31/2013	$10.01	$12.969992	144,839.467
1/1/2014 to 12/31/2014	$12.969992	$14.088399	130,693.817
1/1/2015 to 12/31/2015	$14.088399	$14.722244	106,695.038
1/1/2016 to 12/31/2016	$14.722244	$14.810094	101,809.106
1/1/2017 to 12/31/2017	$14.810094	$18.735299	77,184.603

TA WMC US Growth

8/16/2017 to 12/31/2017	$10.021817	$10.856500	0.000

Templeton Growth Fund, Inc.

6/23/2008 to 12/31/2008	$12.11	$7.93	14,431.8
1/1/2009 to 12/31/2009	$7.93	$10.19	15,764.9
1/1/2010 to 12/31/2010	$10.19	$10.77	15,937.0
1/1/2011 to 12/31/2011	$10.77	$9.91	2,801.8
1/1/2012 to 12/31/2012	$9.91	$11.84	2,548.6
1/1/2013 to 12/31/2013	$11.84	$15.142449	5,799.687
1/1/2014 to 12/31/2014	$15.142449	$14.594772	5,872.867
1/1/2015 to 12/31/2015	$14.594772	$13.415149	3,376.815
1/1/2016 to 12/31/2016	$13.415149	$14.377854	4,082.370
1/1/2017 to 12/31/2017	$14.377854	$16.644145	3,841.692

(1)	Effective on or about March 28, 2018 JPMorgan Multi-Cap Market Neutral Fund subadvised by J.P.Morgan Investment Management, Inc. was liquidated.
(2)

Effective on or about August 18, 2017 because of the VIT Substitution Columbia Acorn International and Templeton Foreign Fund – Class A Shares was replaced by Transamerica MFS International Equity VP subadvisor MFS® Investment Management. Effective on May 1, 2018 Transamerica MFS International Equity VP had a name change to Transamerica Greystone International Growth VP subadvisor Greystone Managed Investments Inc.

Table of Contents of the Statement of Additional Information

The contents of the Statement of Additional Information for the policy include the following:

Appendix A – Portfolios Associated With The Subaccounts

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AIM Growth Series (Invesco Growth Series) – Class A Shares
Invesco Mid Cap Core Equity Fund	Invesco Mid Cap Core Equity Fund	Invesco Advisers, Inc.
Investment Objective: Long-term growth of capital.
AIM Sector Funds (Invesco Sector Funds) – Class A Shares
Invesco Comstock Fund	Invesco Comstock Fund	Invesco Advisers, Inc.
Investment Objective: Total return through growth of capital and current income.
Invesco Value Opportunities Fund	Invesco Value Opportunities Fund	Invesco Advisers, Inc.
Investment Objective: Total return through growth of capital and current income.
The AB Trust – Class A Shares
AB Discovery Value Fund	AB Discovery Value Fund	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AB International Value Fund	AB International Value Fund	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AB Value Fund	AB Value Fund	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
Allianz Funds – Class A Shares
AllianzGI NFJ Dividend Value Fund	AllianzGI NFJ Dividend Value Fund	Allianz Global Investors Fund Management LLC
Investment Objective: Long-term growth of capital and income.
AMG Funds – Class N Shares
AMG Renaissance Large Cap Growth Fund	AMG Renaissance Large Cap Growth Fund	AMG Funds, LLC
Investment Objective: To provide investors with long-term capital appreciation.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
BlackRock Basic Value Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC

Investment Objective: To seek capital appreciation and, secondarily, income by investing in securities, primarily equity securities, that management of the Fund believes are undervalued and therefore represent basic investment value..

BlackRock Bond Fund, Inc. - Investor A Shares
BlackRock Total Return Fund	BlackRock Total Return Fund	BlackRock Advisors, LLC
Investment Objective: To realize a total return that exceed that of the Bloomberg Barclays U.S. Aggregate Bond Index.
BlackRock Capital Appreciation Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC
Investment Objective: Long-term growth of capital.
BlackRock Funds - Investor A Shares
BlackRock Advantage International Fund	BlackRock Advantage International Fund	BlackRock Advisors, LLC
Investment Objective: To provide long-term capital appreciation.
BlackRock Funds II - Investor A Shares
BlackRock High Yield Bond Portfolio	BlackRock High Yield Bond Portfolio	BlackRock Advisors, LLC
Investment Objective: Seek to maximize total return, consistent with income generation and prudent investment management.
BlackRock U.S. Government Bond Portfolio	BlackRock U.S. Government Bond Portfolio	BlackRock Advisors, LLC
Investment Objective: To seek to maximize total return, consistent with income generation and prudent investment management.
BlackRock Funds III - Investor A Shares
iShares S&P 500 Index Fund (1)	iShares S&P 500 Index Fund (1)	BlackRock Advisors, LLC

Investment Objective: Seeks to provide investment results that correspond to the total return performance of publicily-traded common stocks in the aggregate, as represented by the Standard & Poor’s® 500 Index (“S&P 500 Index” or the “underlying Index”).

BlackRock Global Allocation Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC

Investment Objective: To provide a high total investment return through a fully managed investment policy utilizing United States and foreign equity securities, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends..

BlackRock Large Cap Series Fund, Inc. - Investor A Shares
BlackRock Advantage Large Cap Core Fund	BlackRock Advantage Large Cap Core Fund	BlackRock Advisors, LLC
Investment Objective: To seek long-term capital growth.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
BlackRock Large Cap Focus Growth Fund	BlackRock Large Cap Focus Growth Fund	BlackRock Advisors, LLC
Investment Objective: To seek long-term capital growth
BlackRock Advantage Large Cap Value Fund	BlackRock Advantage Large Cap Value Fund	BlackRock Advisors, LLC
Investment Objective: To seek long-term capital growth.
BlackRock Series, Inc. – Investor A Shares
BlackRock International Fund	BlackRock International Fund	BlackRock Advisors, LLC
Investment Objective: Seeks long-term capital growth through investments primarily in a diversified portfolio of equity securities of companies located outside the United States.
BlackRock Advantage U.S. Total Market Fund, Inc. - Investor A Shares		BlackRock Advisors, LLC

Investment Objective: To seek long-term growth of capital by investing in a diversified portfolio of securities, primarily common stock, of relatively small companies that management of the Fund believes have special investment value and emerging growth companies regardless of size..

Columbia Funds Series Trust - Class A Shares
Columbia Large Cap Growth Fund III(2)	Columbia Large Cap Growth Fund III(2)	Columbia Management Investment Advisers, LLC
Investment Objective: Seeks long-term growth of capital.
Columbia Funds Series Trust I- Class A Shares
Columbia Mid Cap Growth Fund	Columbia Mid Cap Growth Fund	Columbia Management Investment Advisers, LLC

Investment Objective: Seeks significant capital appreciation by investing, under normal market conditions, at least 80% of its assets (plus any borrowings for investment purposes) in stocks of companies with a market capitalization, at the time of initial purchase, equal to or less than the largest stock in the Russell Midcap Index.

Davis New York Venture Fund, Inc. - Class A Shares		Davis Selected Advisers, L.P.
Investment Objective: Seek long-term growth of capital
Dreyfus Appreciation Fund, Inc.		The Dreyfus Corporation
Investment Objective: Seek long-term capital appreciation consistent with the preservation of capital. Its secondary goal is current income.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Eaton Vance Mutual Funds Trust - Class A Shares
Eaton Vance Floating Rate Fund	Eaton Vance Floating Rate Fund	Boston Management and Research
Investment Objective: To provide a high level of current income.
Eaton Vance Special Investment Trust - Class A Shares
Eaton Vance Large Cap Value Fund	Eaton Vance Large Cap Value Fund	Boston Management and Research
Investment Objective: Seek total return.
Federated Equity Funds - Class A Shares
Federated Kaufmann Fund	Federated Kaufmann Fund	Federated Equity Management Company of Pennsylvania
Investment Objective: Seeking to provide capital appreciation by investing principally in common stocks of small- and medium-sized companies.
Federated Equity Income Fund, Inc. – Class A Shares		Federated Equity Management Company of Pennsylvania
Investment Objective: Above-market yield and capital appreciation.
Janus Investment Fund - Class A Shares
Janus Henderson Enterprise Fund	Janus Henderson Enterprise Fund	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.
Janus Henderson Forty Fund	Janus Henderson Forty Fund	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.
JPMorgan Trust II – Class A Shares
JPMorgan Small Cap Growth Fund	JPMorgan Small Cap Growth Fund	J.P. Morgan Investment Management, Inc.
Investment Objective: Seeks long-term capital growth primarily by investing in a portfolio of equity securities of small-capitalization and emerging growth companies.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Lord Abbett Affiliated Fund, Inc. - Class A Shares		Lord, Abbett & Co. LLC
Investment Objective: Long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Bond-Debenture Fund, Inc. - Class A Shares		Lord, Abbett & Co. LLC
Investment Objective: Seek high current income and the opportunity for capital appreciation to produce a high total return.
Lord Abbett Mid Cap Stock Fund, Inc. - Class A Shares		Lord, Abbett & Co. LLC
Investment Objective: Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Oppenheimer Capital Appreciation Fund - Class A Shares		OppenheimerFunds, Inc.
Investment Objective: Seeks capital appreciation.
Oppenheimer Main Street Funds®, Inc. - Class A Shares
Oppenheimer Main Street Fund®	Oppenheimer Main Street Fund®	OppenheimerFunds, Inc.
Investment Objective: Seeks capital appreciation.
Oppenheimer Main Street Mid Cap Fund® - Class A Shares		OppenheimerFunds, Inc.
Investment Objective: Seeks capital appreciation.
PIMCO Funds - Class A Shares
PIMCO CommodityRealReturn Strategy Fund®	PIMCO CommodityRealReturn Strategy Fund®	Pacific Investment Management Company LLC
Investment Objective: Seeks maximum real return, consistent with prudent investment management.
PIMCO Low Duration Fund	PIMCO Low Duration Fund	Pacific Investment Management Company LLC
Investment Objective: Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Real Return Fund	PIMCO Real Return Fund	Pacific Investment Management Company LLC
Investment Objective: Seeks maximum real return, consistent with preservation of capital and prudent investment management.
PIMCO Total Return Fund	PIMCO Total Return Fund	Pacific Investment Management Company LLC
Investment Objective: Seeks maximum total return, consistent with preservation of capital and prudent investment management.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Pioneer Fund - Class A Shares		Amundi Pioneer Asset Management, Inc (2)
Investment Objective: Reasonable income and capital growth.
Pioneer High Yield Fund - Class A Shares		Amundi Pioneer Asset Management, Inc (3)
Investment Objective: Maximize total return through a combination of income and capital appreciation.
Pioneer Real Estate Shares Fund - Class A Shares		Amundi Pioneer Asset Management, Inc (4)
Investment Objective: Long-term growth of capital. Current income is a secondary objective.
Pioneer Select Mid Cap Growth Fund - Class A Shares		Amundi Pioneer Asset Management, Inc (5)
Investment Objective: Long-term capital growth.
Ready Assets Government Liquidity Fund		BlackRock Advisors, LLC

Investment Objective: To seek preservation of capital, liquidity and the highest possible current income consistent with this objective available from investing in a diversified portfolio of short-term money market securities.

Templeton Growth Fund, Inc. - Class A Shares
Templeton Growth Fund, Inc.	Templeton Growth Fund, Inc.	Templeton Global Advisors Limited
Investment Objective: Long-term capital growth.
Transamerica Funds - Class A Shares
TA Asset Allocation – Conservative	Transamerica Asset Allocation – Conservative	J.P. Morgan Investment Management, Inc.
Investment Objective:
TA Asset Allocation – Moderate	Transamerica Asset Allocation – Moderate	J.P. Morgan Investment Management, Inc.
Investment Objective:
TA Asset Allocation – Moderate Growth	Transamerica Asset Allocation – Moderate Growth	J.P. Morgan Investment Management, Inc.
Investment Objective:
TA Dividend Focused	Transamerica Dividend Focused	Transamerica Asset Management, Inc.
Investment Objective: Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.
TA Flexible Income	Transamerica Flexible Income	Transamerica Asset Management, Inc.
Investment Objective: Seeks to provide a high total return through a combination of current income and capital appreciation.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TA Multi-Cap Growth	Transamerica Multi-Cap Growth	Alta Capital Management, LLC
Investment Objective: Seeks long-term capital appreciation.
TA Small/Mid Cap Value	Transamerica Small/Mid Cap Value	Transamerica Asset Management, Inc.
Investment Objective: To maximize total return.
TA US Growth	Transamerica US Growth VP	Transamerica Asset Management, Inc.
Investment Objective: To maximize long-term growth.
Transamerica Series Trust - Initial Class
TA Greystone International Growth (6)	Transamerica Greystone International Growth VP (6)	Greystone Managed Investments Inc. (6)
Investment Objective: Seeks long-term capital appreciation.
Transamerica Series Trust - Service Class
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap	T. Rowe Price Associates, Inc.
Investment Objective: Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.
TA TS&W International Equity	Transamerica TS&W International Equity	Thompson, Siegel & Walmsley LLC
Investment Objective: Seeks maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.
TA WMC US Growth)	Transamerica WMC US Growth VP	Wellington Management Company, LLP
Investment Objective: Seeks to maximize long-term growth.

(1) Effective on or about June 19, 2017 BlackRock S&P 500 Index Fund was renamed the iShares S&P 500 Index Fund.
(2) Effective on or about July 3, 2017 Pioneer Fund had a subadvisor change to Amundi Pioneer Asset Management, Inc. previously Pioneer Investment Management, Inc.
(3)Effective on or about July 3, 2017 Pioneer Select Mid Cap Growth Fund had a subadvisor change to Amundi Pioneer Asset Management, Inc. previously Pioneer Investment Management, Inc.
(4) Effective on or about July 3, 2017 Pioneer High Yield Fund had a subadvisor change to Amundi Pioneer Asset Management, Inc. previously Pioneer Investment Management, Inc.
(5) Effective on or about July 3, 2017 Pioneer Real Estate Shares Fund had a subadvisor change to Amundi Pioneer Asset Management, Inc. previously Pioneer Investment Management, Inc.

(6) Effective on or about August 18, 2017 because of the VIT Substitution Columbia Acorn International and Templeton Foreign Fund – Class A Shares was replaced by Transamerica MFS International Equity VP subadvisor MFS® Investment Management. Effective on May 1, 2018 Transamerica MFS International Equity VP will be replaced by Transamerica Greystone International Growth VP subadvisor Greystone Managed Investments Inc.

Additional Information:
1. The following subaccounts were closed to new investments on May 1, 2007:
American Century Capital Portfolios, Inc. – A Class Shares
Equity Income Fund	Equity Income Fund	American Century Investment Management, Inc.
Investment Objective: Seek current income. Capital appreciation is a secondary objective.
American Century Mutual Funds, Inc. – A Class Shares
Ultra® Fund	Ultra® Fund	American Century Investment Management, Inc.
Investment Objective: Seeks long-term capital growth.
BlackRock Funds II - Investor A Shares
BlackRock Low Duration Bond Portfolio	BlackRock Low Duration Bond Portfolio	BlackRockAdvisors, LLC
Investment Objective: To seek to maximize total return, consistent with income generation and prudent investment management.
BlackRock Advantage Global Fund, Inc. - Investor A Shares		BlackRockAdvisors, LLC
Investment Objective: To seek long-term capital appreciation.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
BlackRock Index Funds, Inc. - Investor A Shares
iShares MSCI EAFE International Index Fund (1)	iShares MSCI EAFE International Index Fund (1)	BlackRockAdvisors, LLC

Investment Objective: To match the performance of the MSCI EAFE Index (Europe, Autralasia, Far East)(the “MSCI EAFE Index” or the “Underlying Index”) in U.S. dollars with net dividends as closely as possible before the deduction of Fund expenses.

iShares Russell 2000 Small Cap Index Fund(2)	iShares Russell 2000 Small Cap Index Fund(2)	BlackRockAdvisors, LLC
Investment Objective: To match the performance of the Russell 2000® Index (the “Russell 2000” or the “Underlying Index”) as closely as possible before the deduction of Fund expenses..
Fidelity Advisor Series I - Class A Shares
Fidelity Advisor® Equity Growth Fund	Fidelity Advisor® Equity Growth Fund	Fidelity Management & Research Company
Investment Objective: Seeks capital appreciation.
2. The following subaccount was closed to new investments on November 9, 2007
Allianz Funds – Class A Shares
AllianzGI NFJ Mid Cap Value Fund	AllianzGI NFJ Mid Cap Value Fund	Allianz Global Investors Fund Management LLC
Investment Objective: Long-term growth of capital and income.
3. The following subaccount was closed to new investments on March 28, 2008
Cohen & Steers Real Estate Securities Fund – Class A Shares		Cohen & Steers Capital Management, Inc.
Investment Objective: Total return through investment in real estate securities.
4. Effective close of business on or about December 31, 2010, the following subaccounts will be closed to new investments.
American Funds® – Class F-1 Shares
EuroPacific Growth Fund®	EuroPacific Growth Fund®	Capital Research and Management CompanySM
Investment Objective: To provide you with long-term growth of capital.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
The Bond Fund of AmericaSM	The Bond Fund of AmericaSM	Capital Research and Management CompanySM
Investment Objective: To provide a high level of current income as is consistent with the preservation of capital.
The Growth Fund of America®	The Growth Fund of America®	Capital Research and Management CompanySM
Investment Objective: To provide you with growth of capital
The Income Fund of America®	The Income Fund of America®	Capital Research and Management CompanySM
Investment Objective: To provide you with current income while secondarily striving for capital growth.
The Investment Company of America®	The Investment Company of America®	Capital Research and Management CompanySM
Investment Objective: To achieve long-term growth of capital and income.
5. The following subaccount will be closed to new investment on July 31, 2011
Allianz Funds – Class A Shares
AllianzGI NFJ Small-Cap Value Fund	AllianzGI NFJ Small-Cap Value Fund	Allianz Global Investors Fund Management LLC
Investment Objective: Long-term growth of capital and income.

6. The following subaccount is only available to owners that held an investment in this subaccount on February 24, 2012. However, if any such owner surrenders all of his or her money from this subaccount after close of business February 24, 2012, that owner may not reinvest in this subaccount.

Delaware Group Equity Funds IV- Class A Shares
Delaware Smid Cap Growth Fund	Delaware Smid Cap Growth Fund	Delaware Management Company
Investment Objective: Seeks long-term capital appreciation.

7. The following American Century Equity Income Fund - A Class Shares subaccount was closed to new investments on May 1, 2007, the fund was replaced with the VIT Substitution by Transamerica Barrow Hanley Dividend Focused VP & American Century Ultra Fund - A Class Shares subaccount was closed to new investments on May 1, 2007, the fund was replaced with the VIT Substitution by Transamerica Jennison Growth VP effective on August 18, 2017:

Transamerica Series Trust -Service Class
TA Barrow Hanley Dividend Focused	Transamerica Barrow Hanley Dividend Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC
Investment Objective: Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.

TA Jennison Growth	Transamerica Jennison Growth	Jennison Associates LLC
Investment Objective: Seeks long-term growth of capital.

8. The following AllianzGI NFJ Mid-Cap Value Fund - Class A subaccount was closed to new investments on November 9, 2007, the fund was replaced with VIT Substitution by the Transamerica JPMorgan Mid Cap Value VP - Service Class fund effective on or about August 18, 2017:

Transamerica Series Trust – Service Class
TA JPMorgan Mid Cap Value	Transamerica JPMorgan Mid Cap Value VP	J.P. Morgan Investment Management Inc.
Investment Objective: Seeks growth from capital appreciation.

(1) Effective on or about June 19, 2017 BlackRock International Index Fund was renamed the iShares MSCI EAFE International Index Fund
(2) Effective on or about June 19, 2017 BlackRock Small Cap Index Fund was renamed the iShares Russell 2000 Small-Cap Index Fund

Appendix B – Example of Bonus Payment and Recapture

Example: You purchased a Merrill Lynch Investor Choice Annuity® XC Class policy with an initial premium of $400,000 on May 10, 2009. You make a withdrawal (including any applicable surrender charge (SC)) of $155,000 on July 5, 2010 and pay a subsequent premium of $200,000 on August 1, 2010. Your bonus amounts paid and recaptured, based on hypothetical account values and transactions, are illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account. There is, of course, no assurance that the Separate Account will experience positive investment performance. This example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate bonus amounts paid and recaptured, see “Features and Benefits of the policy – Bonus Payment and Recapture.”

							Bonus Amount
		Transactions		Bonus Amounts		Account	Subject to
Date		Prem.	Withdr.	Paid	Recaptured	Value	Recapture
5/10/2009	The policy is issued	$400,000		$ 18,000		$418,000	$18,000
	Premium Allocated to Tier 1 = $125,000
	Premium Allocated to Tier 2 = $275,000
	Bonus 1 = (.045 x $125,000) + (.045 x $275,000) = $5,625 + $12,375 = $18,000
	Bonus 1 Subj. to Recapture = Bonus Recapture Percentage (BRP)Year 1 x Bonus 1 = 100% x $18,000 = $18,000

5/10/2010	First policy anniversary					$428,000	$11,700
	Assume account value increased by $10,000 due to positive investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 2 x Bonus 1 = 65% x $18,000 = $11,700

7/5/2010	Owner takes a $155,000 withdrawal		$155,000		$3,540	$273,160	$8,160
	Assume account value increased by $3,700 due to positive investment performance.
	Bonus 1 Subj. to Recapture Before Withdrawal = BRP Year 2 x Bonus 1 = 65% x $18,000 = $11,700
	Gain = account value Before Withdrawal — Bonus Amounts Subj. to Recapture — Remaining Premiums = $431,700 — $11,700 — $400,000 = $20,000
	Free Withdrawal Amount = Greater of 10% Premium or Gain = Max ($40,000, $20,000) = $40,000
	Prem 1 Withdrawn = Withdrawal — Gain = $155,000 — $20,000 = $135,000
	Prem 1 Withdrawn without SC = Free-Out — Gain = $40,000 — $20,000 = $20,000
	Bonus 1 Recapture Ratio = Prem 1 Withdrawn Subj. to SC/Prem 1 Remaining Immediately Prior = ($135,000 — $20,000)/($400,000 — $20,000) = $115,000/$380,000 = .3026
	Bonus 1 Recaptured = Bonus 1 Subj. to Recapture x Bonus 1 Recapture Ratio = $11,700 x .3026 = $3,540
	Bonus 1 Subj. to Recapture After Withdrawal = BRP Year 2 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 65% x ($18,000 — $3,540/65%) = $8,160

8/1/2010	Owner puts in $200,000 additional premium	$200,000		$10,000		$459,385	$18,160
	Assume account value decreased by $23,775 due to negative investment performance.
	Premium Allocated to Tier 2 = $100,000
	Premium Allocated to Tier 3 = $100,000
	Bonus 2 = (.045 x $100,000) + (.055 x $100,000) = $10,000
	Bonus 2 Subj. to Recapture = BRP Year 1 x Bonus 2 = 100% x $10,000 = $10,000
	Bonus 1 Subj. to Recapture = BRP Year 2 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 65% x ($18,000 — $3,540/65%) = $8,160

5/10/2011	Second policy anniversary					$454,385	$13,766
	Assume account value decreased by $5,000 due to negative investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 3 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 30% x ($18,000 — $3,540/65%) = $3,766
	Bonus 2 Subj. to Recapture = BRP Year 1 x (Bonus 2 — Recaptured Amount/BRP at time of recapture) = 100% x ($10,000 — $0) = $10,000

5/10/2012	Third policy anniversary					$479,385	$6,500
	Assume account value increased by $25,000 due to positive investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 4 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 0% x ($18,000 — $3,540/65%) = $0
	Bonus 2 Subj. to Recapture = BRP Year 2 x (Bonus 2 — Recaptured Amount/BRP at time of recapture) = 65% x ($10,000 — $0) = $6,500

Appendix C – Example of Maximum Anniversary Value GMDB

Example: Assume that you were under age 76 at issue. You paid an initial premium of $100,000 on May 10, 2009 and a subsequent premium of $10,000 on June 28, 2010. You also made withdrawals (including any applicable surrender charge) of $5,000 on August 3, 2009 and $40,000 on September 22, 2010. Your death benefit, based on hypothetical account values and transactions, and selection of the Maximum Anniversary Value (“MAV”) GMDB option, is illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit when the MAV GMDB is selected. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate the death benefit, see “GMDB Base – Maximum Anniversary Value.”

				(A)	(B)
		Transactions		GMDB	Account
Date		Prem.	Withdr.	MAV Base	Value	Death Benefit
5/10/2009	The policy is issued	$100,000		$100,000	$100,000	$100,000 (maximum of (A),(B))
	5/10/09 anniversary value = Initial Premium on 5/10/09 = $100,000
	GMDB MAV Base = greatest of anniversary values = $100,000

5/10/2010	First policy anniversary			$110,000	$110,000	$110,000 (maximum of (A),(B))
	Assume account value increased by $10,000 due to positive investment performance.
	5/10/10 anniversary value = account value on 5/10/10 = $110,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $110,000

6/28/2010	Owner puts in $10,000 additional premium	$10,000		$120,000	$114,000	$120,000 (maximum of (A),(B))
	Assume account value decreased by $6,000 due to negative investment performance.
	5/10/10 anniversary value = anniversary value before premium + additional premium = $110,000 + $10,000 = $120,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $120,000

8/3/2010	Owner takes a $5,000 withdrawal		$5,000	$114,000	$95,000	$114,000 (maximum of (A),(B))
	Assume account value decreased by $14,000 due to negative investment performance.
	Adjusted withdrawal = withdrawal x (GMDB MAV Base before withdrawal) (account value before withdrawal)
	= $5,000 x ($120,000/$100,000)
	= $6,000
	5/10/10 anniversary value = 5/10/10 anniversary value before w/d – adjusted withdrawal = $120,000 – $6,000 = $114,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $114,000

9/22/2010	Owner takes a $40,000 withdrawal		$40,000	$76,000	$80,000	$80,000 (maximum of (A),(B))
	Assume account value increased by $25,000 due to positive investment performance.
	Adjusted withdrawal = withdrawal x (GMDB MAV Base before withdrawal) (account value before withdrawal)
	= $40,000 x ($114,000/$120,000)
	= $38,000
	5/10/10 anniversary value = 5/10/10 anniversary value before – adjusted withdrawal = $114,000 – $38,000 = $76,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $76,000

5/10/2011	Second policy anniversary			$76,000	$70,000	$76,000 (maximum of (A),(B))
	Assume account value decreased by $10,000 due to negative investment performance.
	5/10/10 anniversary value = $76,000
	5/10/11 anniversary value = account value on 5/10/11 = $70,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $76,000

Appendix D – Example of Greater of Maximum Anniversary Value GMDB and Roll-Up GMDB*

Example: Assume that you were under age 76 at issue. You paid an initial premium of $100,000 on May 10, 2009 and a subsequent premium of $10,000 on June 28, 2010. You also make withdrawals (including any applicable surrender charge) of $5,000 on August 3, 2010 and $40,000 on September 22, 2010. Your death benefit, based on hypothetical account values and transactions, and selection of the Greater of Maximum Anniversary Value (“MAV”) and Roll-Up GMDB option, is illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit when the Greater of MAV and Roll-Up GMDB is selected and no premiums are allocated to or transferred into Restricted Subaccounts. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate the death benefit, see “GMDB – Greater of Maximum Anniversary Value and Roll-Up.”

		Transactions		(A) GMDB	(B) GMDB Roll-Up	(C) Account
Date		Prem.	Withdr.	MAV Base	Base	Value	Death Benefit
5/10/2009	The policy is issued	$100,000		$100,000	$100,000	$100,000	$100,000 (maximum of (A), (B), (C))

5/10/09 anniversary value = Initial Premium on 5/10/09 = $100,000

GMDB MAV Base = greatest of anniversary values = $100,000

GMDB Roll-Up Base = Initial Premium allocated to other than Restricted Subaccounts = $100,000

5/10/2010	First policy anniversary			$110,000	$105,000	$110,000	$110,000 (maximum of (A), (B), (C))

Assume account value increased by $10,000 due to positive investment performance.

5/10/09 anniversary value = account value on 5/10/09 = $110,000

GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $110,000

GMDB Roll-Up Base = 5/10/09 GMDB Roll-Up Base @ 5% = $100,000 × 1.05 = $105,000

6/28/2010	Owner puts in $10,000 additional premium	$10,000		$120,000	$115,690	$114,000	$120,000 (maximum of (A), (B), (C))

Assume account value decreased by $6,000 due to negative investment performance.

5/10/10 anniversary value = anniversary value before premium + additional premium = $120,000

GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $120,000

GMDB Roll-Up Base = 5/10/09 GMDB Roll-Up Base @ 5% + additional premium

= $105,000 × (1.05)^(49/365) + $10,000 = $115,690

8/3/2010	Owner takes a $5,000 withdrawal		$5,000	$114,000	$111,200	$95,000	$114,000 (maximum of (A), (B), (C))
	Assume account value decreased by $14,000 due to negative investment performance.
	(GMDB MAV Base before withdrawal)
	MAV adj. w/d = withdrawal × (account value before withdrawal)
	= $5,000 × ($120,000/$100,000) = $6,000
	5/10/09 anniversary value = 5/10/10 anniversary value before w/d –MAV adj. w/d = $120,000 –$6,000 = $114,000
	GMDB MAV Base = greatest of anniversary values = 5/10/09 anniversary value = $114,000
	Since $5,000 < .05 × $105,000 = $5,520, withdrawals are dollar-for-dollar with no adjustment.
	GMDB Roll-Up Base = 5/10/11 GMDB Roll-Up Base @ 5% + additional premium – Roll-Up adj. w/d = $105,000 × (1.05)^(85/365) + $10,000 – $5,000 = $111,200
9/22/2010	Owner takes a $40,000 withdrawal		$40,000	$76,000	$74,608	$80,000	$80,000 (maximum of (A), (B), (C))
	Assume account value increased by $25,000 due to positive investment performance.
	MAV adj. w/d = withdrawal × (GMDB MAV Base before withdrawal)
	(account value before withdrawal)
	= $40,000 × ($114,000/$120,000) = $38,000
	5/10/11 anniversary value = 5/10/10 anniversary value before w/d –MAV adj. w/d
	= $114,000 –$38,000 = $76,000
	Since $40,000 + $5,000 > .05 × $105,000 = $5,520 withdrawals are adjusted pro-rata.
	Roll-Up adj. w/d = withdrawal × (GMDB Roll-Up Base before withdrawal) (account value before withdrawal)

	= $40,000 × ($105,000 × (1.05)^(135/365) + $10,000 –$5,000) = $37,304
	($120,000)
	GMDB Roll-Up Base = 5/10/09 GMDB Roll-Up Base @ 5% + additional premium – Roll-Up adj. w/ds
	= $105,000 x (1.05)^(135/365) + $10,000 – $ 5,000 – $37,304 = $74,608
5/10/2011	Second policy anniversary			$76,000	$77,946	$70,000	$77,946 (maximum of (A), (B), (C))
	Assume account value decreased by $10,000 due to negative investment performance. 5/10/11 anniversary value = account value on 5/10/11 = $70,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $76,000
	GMDB Roll-Up Base = 5/10/10 GMDB Roll-Up Base @ 5% + additional premium –Roll-Up adj. w/d
	= $105,000 x 1.05 + $10,000 – $5,000 – $37,304 = $77,946

* For purposes of this example, assume the policy was not issued in the State of Washington.

Appendix E – Example of ADB*

The purpose of this example is to illustrate the operation of the Additional Death Benefit (ADB). The investment returns assumed are hypothetical and are not representative of past or future performance. Actual investment returns may be more or less than those shown and will depend upon a number of factors, including the investment allocations made by a policy owner and the investment experience of the funds. The example assumes no withdrawals and does not reflect the deduction of any fees and charges.

For a detailed explanation of how we calculate the Additional Death Benefit, see “Additional Death Benefit.”

Example: Assume that a policy owner, (age 60) purchases a Merrill Lynch Investor Choice Annuity® (B Class) policy with the Additional Death Benefit, and the policy owner makes an initial premium payment of $100,000. The policy owner’s spouse is age 55 and is named the primary beneficiary. The account value less uncollected charges as of receipt of due proof of death is $300,000. The following chart depicts the potential Additional Death Benefit at the death of the policy owner.

ADB Premiums	$100,000
Account Value less uncollected charges	$300,000
ADB Gain	$200,000
Additional Death Benefit Lesser of 45% of ADB Gain ($90,000) or 45% of ADB Premiums ($45,000)	$ 45,000

Assuming the Account Value less uncollected charges is greater than the Guaranteed Minimum Death Benefit, the total death benefit payable equals $300,000 + $45,000 = $345,000. Assuming a lump sum payout and an income tax rate of 36%, the after-tax death benefit is $256,800.

If instead, the policy owner was age 70, the percentage used in the above calculations would have been 30% since the policy owner at issue was over age 69 and the Additional Death Benefit would have been $30,000 equal to the lesser of 30% of ADB Gain ($60,000) or 30% of ADB Premiums ($30,000).

*    For purposes of this example assume the policy is not issued in the state of Washington.

APPENDIX F — Example of GMIB Riders

The purpose of this example is to illustrate the operation of the Guaranteed Minimum Income Benefit. No investment returns are assumed as only the GMIB guaranteed minimum payments are illustrated. Actual investment returns may result in a higher payment. However, both GMIB riders would generally not have provided any additional benefit in these cases unless there was a sudden, sharp decline in investment returns. The example assumes no investment in Restricted Subaccounts (not applicable for GMIB EXTRA), no withdrawals and no premium taxes. Any change to these assumptions would reduce the GMIB Base and therefore the GMIB guaranteed minimum payment.

Facts: Assume that a male, age 55 purchases a Merrill Lynch Investor Choice Annuity® (B Class) policy with an initial premium payment of $100,000, selects GMIB (or GMIB EXTRA) and specifies the Life with Payments Guaranteed for 10 Years annuity option. The following chart shows the GMIB guaranteed minimum payout amounts under each rider if he were to exercise GMIB on the policy anniversaries shown:

Policy Anniversary*	GMIB Rider		GMIB EXTRA Rider (Applicable to policy owners who purchased the policy prior to June 23, 2008)		GMIB EXTRA Rider (Applicable to policy owners who purchased the policy on or after June 23, 2008)****)
	GMIB Base	Annual GMIB Payments**	GMIB Base	Annual GMIB Payments**	GMIB Base	Annual GMIB Payments**
5th	$127,628	Not Available For Exercise	$127,628	Not Available For Exercise	$133,823	Not Available For Exercise
10th	$162,889	$9,011	$162,889	$9,011	$179,085	$8,682
15th	$207,893	$12,997	$207,893	$12,997	$239,656	$13,085
20th	$265,330	$18,976	$265,330	$18,976	$320,714	$20,013
25th	$265,330	$21,715	$338,635	$27,714	$429,187	$30,798
30th***	$265,330	$24,516	$432,194	$39,935	$574,349	$47,418
35th	n/a	GMIB TERMINATED	n/a	GMIB TERMINATED	n/a	GMIB TERMINATED
*	The policy may also be annuitized under the terms and conditions of each GMIB rider during the 30 day period immediately following each policy anniversary whenever GMIB is available for exercise.

**

GMIB payments must be made on a monthly basis. Annual amounts (monthly times 12) are illustrative. The version of GMIB EXTRA first available on June 23, 2008 uses different and lower payout factors than GMIB and the prior version of GMIB EXTRA.

***

If the policy were not annuitized during the 30 day period following this policy anniversary, each GMIB rider would terminate and no future guaranteed minimum income benefit would be provided. Furthermore, GMIB charges previously collected would not be refunded.

****	Subject to state availability.

For a detailed explanation of how we calculate the GMIB Base and determine the actual payout amount upon exercise of GMIB, see “Guaranteed Minimum Income Benefit” for the GMIB Rider and “Guaranteed Minimum Income Benefit EXTRA” for the GMIB EXTRA Rider.

APPENDIX G – Example of GMWB

Example: You purchased a Merrill Lynch Investor Choice Annuity® B Class policy with an initial premium of $100,000 on July 1, 2009 at the age of 72. You selected the Guaranteed Minimum Withdrawal Benefit Single Life rider and immediately took your first withdrawal. You continue to take withdrawals each policy Year as shown below. Your Guaranteed Lifetime Amount (GLA) and GMWB Base, based on hypothetical policy values and transactions, are illustrated below. For a detailed explanation of how we calculate the GMWB Base and GMWB Charge, see “Guaranteed Minimum Withdrawal Benefit.”

		Transactions		Policy	GMWB		GLA
Date		Prem.	Withdr.	Value	Base	GLA	REMAINING
7/1/2009	The policy is issued and the owner takes a $6,000 withdrawal.	$100,000		$94,000	$100,000	$6,000	$ —
	The Lifetime Income Percentage is 6.0%. No Roll-Up is applicable since the owner took an immediate withdrawal

5/1/2012	10th Monthaversary in the second policy year			$120,000	$100,000	$6,000	$6,000

	Assume policy value increased by $26,000 due to positive investment performance and that this is the highest monthaversary value since issue. Assume no prior annual ratchet

7/1/2012	Third policy anniversary			$115,000	$120,000	$7,200	$7,200

Assume policy value decreased by $5,000 due to negative investment performance and that the $120,000 policy value achieved in month 10 represents the highest monthaversary value for the policy year. A ratchet occurs increasing the GMWB Base to $120,000. The Lifetime Income Percentage remains 6.0%

8/15/2012	Owner takes a $7,200 withdrawal		$ 7,200	$103,000	$120,000	$7,200	$ —
	Assume policy value decreased by $4,800 to $110,200 due to negative investment performance. No adjustments apply since withdrawals have not exceeded the GLA during the policy year

10/1/2012	Owner takes a $35,000 withdrawal		$35,000	$65,000	$65,000	$ —	$ —
	Assume policy value decreased by $3,000 to $100,000 due to negative investment performance. The previous withdrawal equaled the GLA so entire withdrawal is an excess withdrawal
	Adj. Excess w/d = Excess w/d x (GMWB Base before the excess withdrawal)
	(account value before the excess withdrawal)
	= ($35,000) x ($120,000 /$100,000) = $35,000 x (6/5)
	= $42,000
	GMWB Base = Min (GMWB Base prior less Adj. Excess w/d, account value after excess w/d)
	= Min ($120,000 — $42,000, $65,000) = $65,000

7/1/2013	Fourth policy anniversary			$64,000	$65,000	$3,900	$3,900
	Assume policy value decreased by $1,000 to $64,000 due to negative investment performance

10/1/2013	Owner takes a $39,900 withdrawal		$39,900	$16,000	$16,000	$3,900	$ —
	Assume policy value decreased by $8,100 to $55,900 due to negative investment performance. No previous w/ds have been taken during the policy year so $36,000 is an excess withdrawal.
	Adj. Excess w/d = Excess w/d x (GMWB Base before the excess withdrawal)
	(account value before the excess withdrawal)
	= $36,000 x ($65,000 /($55,900 — $3,900) ) = $36,000 x (5/4)
	= $45,000
	GMWB Base = Min (GMWB Base prior less Adj. Excess w/d, account value after excess w/d)
	= Min ($65,000 — $45,000, $55,900 — $39,900)
	= Min ($20,000, $16,000) = $16,000

7/1/2021	Twelfth policy anniversary — Owner requests a $800 withdrawal		$ 800	$ —	*GMWB RIDER TERMINATED*

Assume withdrawals equal to the GLA have been taken each policy year and the Automatic Step-Up has not changed the GMWB Base. Assume policy value has decreased by $15,200 to $800 due to withdrawals and negative investment performance. You receive the remaining $800 of policy value and the Company pays

You an additional $160. The GMWB Rider and Base policy terminate. Lifetime monthly payments of

$960 /12 = $80 are established with an Annuity Date of 7/1/2023

Appendix H – GMIB and GMWB Investment Categories

GMIB and GMWB Investment Category	Subaccounts
Large Cap	BlackRock Basic Value, BlackRock Capital Appreciation, BlackRock Large Cap Core, BlackRock Large Cap Growth, BlackRock Large Cap Value, iShares S&P 500 Index, Invesco Value Opportunities, AB Value, AMG Managers Cadence Capital Appreciation, Davis New York Venture, Dreyfus Appreciation, Federated Equity Income Fund, Inc., Lord Abbett Affiliated, Marsico Growth Fund, Oppenheimer Capital Appreciation, AllianzGI NFJ Dividend Value, Eaton Vance Large-Cap Value, Janus Henderson Forty Fund, Oppenheimer Main Street, Pioneer Fund, TA Dividend Focused, TA Diversified Equity, Invesco Comstock
Mid Cap	Invesco Mid Cap Core Equity, Federated Kaufmann, Lord Abbett Mid Cap Stock Fund, Janus Henderson Enterprise Fund, Columbia Mid Cap Growth, TA Multi-Cap Growth
Small Cap	BlackRock Value Opportunities, AB Discovery Value, TA T. Rowe Price Small Cap VP, Oppenheimer Main Street Mid Cap Fund, Pioneer Select Mid Cap Growth Fund , JPMorgan Small Cap Growth, TA Small/Mid Cap Value
International	Templeton Foreign, Templeton Growth, TA TS&W International Equity, AB International Value, BlackRock International, TA Greystone International Growth, BlackRock Advantage International Fund
Balanced	BlackRock Global Allocation Fund
Money Market	Ready Assets Government Liquidity Fund
Fixed Income	BlackRock Total Return, BlackRock High Yield Bond Portfolio, BlackRock U.S. Government Bond Portfolio, Eaton Vance Floating-Rate, Lord Abbett Bond-Debenture, PIMCO Real Return, PIMCO Total Return, Pioneer High Yield, PIMCO Low Duration, TA Flexible Income
Alternative	Cohen & Steers Real Estate Securities Fund, PIMCO CommodityRealReturn® Strategy, Pioneer Real Estate Shares

Appendix I – GMWB Tax Examples

The following examples illustrate how we intend to tax report a $5,000 payment received by you at various stages under a policy with a GMWB benefit. Assume the Guaranteed Lifetime Amount is also $5,000. It should be noted that all taxable amounts received under your policy will be treated as ordinary income. Please note that the tax consequences associated with payments received in accordance with the GMWB are unclear and a tax advisor should be consulted.

(1)

Before annuity payments begin, earnings (or gains) come out first from the policy and are taxable as ordinary income. Thus, if taken as a pre-annuity date withdrawal, the entire $5,000 payment will consist of taxable earnings until the account value is reduced to an amount below the greater of (i) the investment in the policy (generally equal to the total premium payments); or (ii) the $5,000 Guaranteed Lifetime Amount.

(2)

Over time, as withdrawals are made from the policy, the account value may be reduced to zero, but the GMWB benefit still guarantees that $5,000 will be paid each year. The tax treatment of a $5,000 withdrawal may differ as the account value approaches and reaches zero:

Example 1

Year during which account value goes to zero

Assume the account value is $500. $500 of the withdrawal will be from the account value and $4,500 will be part of the GMWB benefit. If the investment in the policy at the time of payment is $1,000, we will report $4,000 as taxable gain and we will reduce the investment in policy to zero. Investment in the policy after the payment equals zero.

Years after account value goes to zero

Full amount of the $5,000 payment is taxed as gain, because investment in the policy is now zero.

Example 2

Year during which account value goes to zero

Assuming again an account value of $500, $500 of the withdrawal will be taken from the account value and $4,500 will be paid to you as part of the GMWB benefit. If investment in the policy at the time of payment is $15,000, we will report the entire $5,000 payment as a nontaxable return of premiums, because investment in the policy is greater than both the guaranteed lifetime payment and the account value. Investment in the policy immediately after the payment would be reduced by the full amount of the nontaxable payment received by you, to $10,000.

Years after account value goes to zero

Assume the expected return under the policy is $91,000 ($5,000 each year times the life expectancy of the covered person). The exclusion ratio for the annual $5,000 guaranteed lifetime payments will be 11 percent (which is calculated by dividing the investment in the policy of $10,000 by the expected return of $91,000). Thus, $4,450 will be reported as taxable income and $550 may be excluded from each annual payment of $5000 until the entire $10,000 investment in the policy is recovered. After the entire investment in the policy is recovered, the full amount of each guaranteed lifetime payment will be taxable.

Appendix J – State Policy Availability and/or Variations of Certain Features and Benefits

The following information is a summary of the states where certain features and/or benefits are either not available as of the date of this Prospectus or vary from the policy’s features and benefits as previously described in this Prospectus.

States Where Certain Features and/or Benefits are Not Available or have Certain Variations to Features and/or Benefits:

State	Features and Benefits	Availability or Variation
California	See “Right to Review” (“Free Look”)” “ See “Partial Withdrawals – Systematic Withdrawal Program” See “Dollar Cost Averaging”

For policies issued in California to policy owners who are 60 years of age or older, and who directed us on the application to invest the premiums immediately in subaccount(s) other than the Ready Assets Government Liquidity Fund Subaccount, we will refund the account value less any bonus amounts as of the date you return the policy.

This feature begins 35 days after the policy date.

This feature begins 35 days after the policy date.

Maryland	C Class policies	Not available.
Minnesota	“Guaranteed Minimum Income Benefit EXTRA”	Currently not available.
Montana	See “Gender-Based Annuity Purchase Rates”	Blended unisex annuity purchase rates are applied to both male and female annuitants; annuity payments under life annuity payout options will be the same for male and female annuitants of the same age on the annuity date.
Oregon	See “Bonus Payment and Recapture”	For XC (bonus) Class policies issued in Oregon, the bonus rate will never be lower than the rate shown on your policy Schedule Page.
Washington	See “Bonus Payment and Recapture” See “Death Benefit – GMDB Roll-Up Base A” “Additional Death Benefit”

For XC (bonus) Class policies issued in Washington, the bonus rate will never be lower than the rate shown on your policy Schedule Page.

Interest rate credited to premiums allocated to subaccounts (other than Restricted Subaccounts) for GMDB Roll-Up Base A is compounded daily at an annual rate of 3%.

Not available.

Appendix K – Differences between GMIB & GMIB EXTRA

	GMIB	GMIB EXTRA*
Issue Age	Maximum issue age for policies purchased through established IRA, Roth IRA, SEP IRA, or tax sheltered annuity policies is 75 (older annuitant). No minimum issue age.	Maximum issue age is 70 (older annuitant) (age 75 if you purchased your policy on or after June 23, 2008) and minimum issue age is 45 (younger annuitant). Natural owner(s) must be annuitant(s) and only spouses may be joint annuitants.
Charge	The current charge is 0.50% (0.90% maximum).	The current charge is 0.65% (0.75% if you purchased your policy on or after June 23, 2008) (1.20% maximum).
Investment Restrictions	No allocation guidelines or investment restrictions currently apply.	Allocation guidelines and investment restrictions apply.
Restricted Subaccounts	Restricted Subaccounts (3% interest on GMIB Roll-Up Base B).	No Restricted Subaccounts (5% (6% if you purchased your policy on or after June 23, 2008) interest on entire GMIB EXTRA Roll-Up Base).
GMIB Roll-Up Base	GMIB Roll-Up Base accrues interest until the earlier of 20 policy years or the policy anniversary on or following the oldest annuitant’s 80th birthday.	GMIB EXTRA Roll-Up Base accrues interest until the policy anniversary on or following the oldest annuitant’s 85th birthday.
GMIB MAV Base	Anniversary values for GMIB MAV Base calculated until the policy anniversary on or following the oldest annuitant’s 80th birthday.	Anniversary values for GMIB EXTRA MAV Base calculated until the policy anniversary on or following the oldest annuitant’s 85th birthday.
Optional Reset	No optional resets of GMIB Roll-Up Base.	Optional resets of GMIB EXTRA Roll-Up Base until oldest annuitant’s 75th birthday (restarts the 10-year waiting period).
RMD Provision	RMD withdrawals will reduce the GMIB Roll-Up Base in the same manner as all other withdrawals.	RMD withdrawals attributable to assets in the policy will reduce the GMIB EXTRA Roll-Up Base subject to limited dollar-for-dollar treatment. (“See Required Minimum Distributions”).
No Lapse Guarantee	No Lapse Guarantee not available.	If account value is reduced to zero, No Lapse Guarantee automatically exercises GMIB EXTRA.

*	Please note that if you purchased your policy prior to January 12, 2007, the GMIB EXTRA is not available.

Appendix L – Differences Between Single Life GMWB and Joint Life GMWB

GMWB	Single Life Rider*	Joint Life Rider
Charge	• The current charge is 0.60% (0.65% if you purchased your policy on or after June 23, 2008) (1.25% maximum). • The current charge is 0.80% if you elect the Income Enhancement Benefit (1.55% maximum).	The current charge is 0.75% (0.85% if you purchased your policy on or after June 23, 2008) (1.50% maximum). • The current charge is 1.15% if you elect the Income Enhancement Benefit (2.00% maximum).
Policy Structuring	Joint annuitants are not permitted.	Joint annuitants are permitted, but must be spouses.
Annuitant Changes

•   Changes of annuitant are not permitted under the Single Life rider, except upon spousal continuation. If spousal continuation occurs prior to the first withdrawal, the GMWB Base will remain unchanged. If a withdrawal was made before spousal continuation, the GMWB Base will be reset to equal the account value less uncollected charges.

•   The Lifetime Income Percentage may change because it is based on the spouse’s age on the spousal continuation date.

•   The continuing spouse must be at least 60 years old (if you purchased your policy prior to January 11, 2008) or 55 years old (if you purchased your policy on or after January 11, 2008, but before June 23, 2008) on the date of the change (there is no minimum age requirement if you purchased your policy on or after June 23, 2008).

•   Adding a new joint annuitant resets the GMWB Base to the current account value, if lower. Where a new annuitant is named upon spousal continuation, the GMWB Base will be reset to equal the account value less uncollected charges, if greater.

•   The Lifetime Income Percentage may change based on the younger spouse’s age on the date of the change, or on the surviving spouse’s age on the spousal continuation date, if greater.

•   If the joint annuitant spouse is removed, the GMWB Base remains unchanged; however, if prior withdrawals were taken, the Lifetime Income Percentage may change based on the remaining annuitant’s age on the date of the first withdrawal or most recent Automatic Step-Up, if later.

•   The new joint annuitant spouse must be at least 60 years old (if you purchased your policy prior to January 11, 2008) or 55 years old (if you purchased your policy on or after January 11, 2008, but before June 23, 2008 and not more than 80 years old (there is no minimum age requirement if you purchased your policy on or after June 23, 2008) when added, except upon spousal continuation, in which case, the maximum age limit is waived for the surviving spouse.

*	Please note that if you purchased your policy prior to January 12, 2007, the Single Life GMWB Rider is not available.

Appendix M — GMWB Variations Depending On Date of Policy Purchase

The GMWB varies depending on when you purchased your Policy. The key differences are shown in the following chart. Please see “Guaranteed Minimum Withdrawal Benefit” for a complete list of the differences.

	Step-Up of Lifetime Income Percentage	Step-Up of the GMWB Base	Cancellation of the GMWB Rider	Re-Election of the GMWB Rider	GMWB MAV Base	Automatic Roll-Up Rest
If you purchased your policy prior to September 1, 2006:	After the first withdrawal on or after the GMWB Effective Date, we will redetermine and if appropriate step-up your Lifetime Income Percentage based upon your age band (or the age band of the younger annuitant if there are joint annuitants) on any third policy anniversary, if we are increasing your GMWB Base to equal your policy value on such anniversary.	After the first withdrawal on or after the GMWB Effective Date, if the policy value is higher than the GMWB Base, we will step-up the GMWB Base to equal such value on each third policy anniversary.	You may cancel the GMWB rider on each third policy anniversary after the policy date.	If you previously canceled your GMWB rider and you wish to re-elect it, you may do so on each third policy anniversary after the policy date.	The GMWB MAV Base equals the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where: (a) is the GMWB Base on the GMWB Effective Date, or is the policy value on each policy anniversary thereafter; and (b) is the sum of all additional premiums since the date of the highest policy value used in the last anniversary value calculation.	Not available.
If you purchased your policy on or after September 1, 2006, but prior to January 12, 2007:	After the first withdrawal on or after the GMWB Effective Date, we will redetermine and if appropriate step-up your Lifetime Income Percentage based upon your age band (or the age band of the younger annuitant if there are joint annuitants) on any policy Anniversary, if we are increasing your GMWB Base to equal your policy value on such anniversary.	After the first withdrawal on or after the GMWB Effective Date, if the policy value is higher than the GMWB Base, we will step-up the GMWB Base to equal such value on each policy anniversary.	Same as above.	Same as above.	Same as above.	Not available.
If you purchased your policy on or after January 12, 2007:	Same as above.	Same as above.	You may cancel the GMWB rider on each fifth policy anniversary after the policy date.	If you previously canceled your GMWB rider and you wish to re-elect it, you may do so on each fifth policy anniversary after the policy date.	Same as above.	On each of the first five policy anniversaries after the GMWB Effective Date, the GMWB Roll-Up Base will automatically reset to the policy value, if greater. Interest will continue to accrue for five years after each automatic rollup reset, if any.

	Step-Up of Lifetime Income Percentage	Step-Up of the GMWB Base	Cancellation of the GMWB Rider	Re-Election of the GMWB Rider	GMWB MAV Base	Automatic Roll-Up Rest
If you purchased your policy on or after June 23, 2008:	Same as above.

After your first withdrawal, on or after the GMWB Effective Date, if you have taken an Excess Withdrawal during the policy year, the GMWB Base may be increased through automatic step-ups on each policy anniversary. The GMWB Base will be reset to equal your policy value, if higher.

After your first withdrawal, on or after the GMWB Effective Date, if you have not taken an Excess Withdrawal during the policy year, the GMWB Base may be increased through automatic step-ups on each policy anniversary. The GMWB Base will be reset to equal the greater of (a) the policy value or (b) the highest monthaversary policy value since the last policy anniversary, if such value is higher than the GMWB Base.

			Same as above.	Same as above.	The GMWB MAV Base is equal to the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where: (a) is the GMWB Base on the GMWB Effective Date and, on each policy anniversary thereafter, is the highest policy value on such anniversary or on any of the preceding eleven monthaversaries; and (b) is the sum of all additional premiums since the last policy anniversary.	On each of the first ten policy anniversaries after the GMWB Effective Date and prior to your first withdrawal, we will automatically reset the GMWB Roll-Up to equal the greater of the current GMWB Roll-Up Base or the GMWB MAV Base on such policy anniversary.
		Minimum Age Requirement to Purchase the GMWB*				Income Enhancement Benefit
If you purchased your policy prior to January 11, 2008		You and your joint annuitant (if applicable) must be at least 60 years old.				Not available.
If you purchased your policy on or after January 11, 2008, but prior to June 23, 2008		You and your joint annuitant (if applicable) must be at least 55 years old.				Not available.
If you purchased your policy on or after June 23, 2008		There is no minimum age requirement.				Available.

*Please note that the age bands also differ based on the policy date, please see “Guaranteed Minimum Withdrawal Benefit — Guaranteed Lifetime Amount”.

APPENDIX N- Example of RMD Calculations under the GMIB EXTRA

Example: You purchased a Merrill Lynch Investor Choice Annuity® B Class policy with an initial premium of $100,000 on June 1, 2009 at the age of 70. You select the GMIB EXTRA rider. You make your first withdrawal on September 1, 2014 at the age of 75 and elect to take RMD withdrawals from your policy as shown below. Values associated with your GMIB EXTRA rider, based on hypothetical Account Values and transactions, are illustrated below. For a detailed explanation of how we calculate the GMIB EXTRA Base and GMIB EXTRA Charge, see “Guaranteed Minimum Income Benefit EXTRA.”

Date			Transactions		Account	GMIB Extra Roll-Up Base	GMIB Extra Roll-Up Base	5% GMIB Dollar-for-Dollar Withdrawal Limit for	Remaining 5% GMIB Dollar-for-Dollar Withdrawal Limit for
			Prem.	Withdr.	Value	(Before Activity)	(After Activity)	Policy Year
									Policy Year
6/1/2009		The policy is issued	$100,000		$100,000	$100,000	$100,000	$5,000	$5,000
1/1/2014	Enter 2014 tax year				$125,000	$125,095	$125,095	$6,078	$6,078

		Assume Account Value increased by $25,000 due to positive investment performance and the RMD amount for the 2014 tax year is determined to be $6,500 (based on IRA owner’s age and sex).

6/1/2014		Fifth policy anniversary			$130,000	$127,645	$127,645	$6,382	$6,382
		Assume Account Value increased by $5,000 due to positive investment performance. Also assume the owner has not elected any Optional Resets.						(additional $118 will be permitted for RMD)

9/1/2014		You take $5,000 withdrawal		$5,000	$125,000	$129,225	$124,225	$6,382	$1,382
		Assume Account Value decreased by $5,000 as a result of withdrawal. Since the withdrawal amount of $5,000 is less than the Remaining 5% GMIB Dollar-for-Dollar Limit for the policy year ($6,382), the GMIB EXTRA Roll-Up Base is reduced dollar- for-dollar.						(additional $118 will be permitted for RMD)
1/1/2015		Enter 2015 tax year			$135,000	$126,349	$126,349	$6,382	$1,382
		Assume Account Value increased by $10,000 due to positive investment performance and the RMD amount for the 2015 tax year is determined to be $6,700 (based on IRA owner’s age and sex).						(additional $118 will be permitted for RMD)

3/1/2015		Service Center notified $6,700 withdrawal will be taken for RMD purposes		$6,700	$98,300	$127,389	$119,261	$6,381	$ —
		Assume Account Value decreased by $30,000 due to negative investment performance before the withdrawal and further decreased by $6,700 as a result of withdrawal. Cumulative withdrawals during the policy year = $5,000 + $6,700 = $11,700. Since the RMD amount for the 2015 tax year is $6,500, any withdrawal that causes cumulative withdrawals during the policy year to exceed $6,500 will be treated as an adjusted withdrawal and the GMIB EXTRA Roll-Up Base will be “adjusted” as follows:						(additional $118 will be permitted for RMD)
	Adjusted Withdrawal = withdrawal ×	(GMIB EXTRA Roll-Up Base before withdrawal)
		(Account Value before the withdrawal)
	= ($6,700) × ($127,389 /$105,000) = $8,129
	GMIB EXTRA Roll-Up Base = GMIB EXTRA Roll-Up Base (prior to withdrawal) — Adj.Withdrawal = $127,389 — $8,129 = $119,261

6/1/2015	Sixth policy anniversary				$98,000	$120,899	$120,899	$6,045	$6,045
	Assume no change in Account Value.							(additional $655 will be permitted for RMD)
9/1/2015	No activity				$98,000	$122,395	$122,395	$6,045	$6,045
								(additional $655 will be permitted for RMD)

APPENDIX O- Example of RMD Calculations under the GMIB EXTRA

Example: You purchased a Merrill Lynch Investor Choice Annuity® B Class policy with an initial premium of $100,000 on June 1, 2009 at the age of 70. You select the GMIB EXTRA rider. You make your first withdrawal on September 1, 2014 at the age of 75 and elect to take RMD withdrawals from your policy as shown below. Values associated with your GMIB EXTRA rider, based on hypothetical Account Values and transactions, are illustrated below. For a detailed explanation of how we calculate the GMIB EXTRA Base and GMIB EXTRA Charge, see “Guaranteed Minimum Income Benefit EXTRA.”

Date		Transactions		Account	GMIB Extra Roll-Up Base	GMIB Extra Roll-Up Base	5% GMIB Dollar-for-Dollar Withdrawal Limit for	Remaining 5% GMIB Dollar-for-Dollar Withdrawal Limit for
		Prem.	Withdr.	Value	(Before Activity)	(After Activity)	Policy Year	Policy Year
6/1/2009	The policy is issued	$100,000		$100,000	$100,000	$100,000	$5,000	$5,000
1/1/2014	Enter 2014 tax year			$125,000	$125,095	$125,095	$6,078	$6,078

	Assume Account Value increased by $25,000 due to positive investment performance and the RMD amount for the 2014 tax year is determined to be $6,500 (based on IRA owner’s age and sex).

6/1/2014	Fifth policy anniversary			$130,000	$127,645	$127,645	$6,382	$6,382
	Assume Account Value increased by $5,000 due to positive investment performance. Also assume the owner has not elected any Optional Resets.						(additional $118 will be permitted for RMD)

9/1/2014	You take $5,000 withdrawal		$5,000	$125,000	$129,225	$124,225	$6,382	$1,382
	Assume Account Value decreased by $5,000 as a result of withdrawal. Since the withdrawal amount of $5,000 is less than the Remaining 5% GMIB Dollar-for-Dollar Limit for the policy year ($6,382), the GMIB EXTRA Roll-Up Base is reduced dollar-for-dollar.						(additional $118 will be permitted for RMD)

1/1/2015	Enter 2015 tax year			$135,000	$126,349	$126,349	$6,382	$1,382
	Assume Account Value increased by $10,000 due to positive investment performance and the RMD amount for the 2015 tax year is determined to be $6,700 (based on IRA owner’s age and sex).						(additional $118 will be permitted for RMD)

3/1/2015	Service Center notified $1,500 withdrawal will be taken for RMD purposes		$1,500	$103,500	$127,389	$125,889	$6,381	$ —
	Assume Account Value decreased by $30,000 due to negative investment performance before the withdrawal and further decreased by $1,500 as a result of withdrawal. Cumulative withdrawals during the policy year = $5,000 + $1,500 = $6,500. Since cumulative withdrawals during the policy year do not exceed the RMD amount, the $1,500 withdrawal will reduce the GMIB EXTRA Roll-Up Base dollar-for-dollar.						(additional $118 will be permitted for RMD)

6/1/2015	Sixth policy anniversary			$103,500	$127,572	$127,527	$6,376	$6,376
	Assume no change in Account Value.						(additional $324 will be permitted for RMD)
9/1/2016	Service Center notified $5,000 withdrawal will be taken for RMD purposes		$5,000	$98,500	$129,105	$124,105	$6,376	$1,376
	Assume now Account Value decreased by $5,000 as a result of withdrawal. Cumulative withdrawals during the policy year = $5,000. Since cumulative withdrawals during the policy year do not exceed the RMD amount, the $5,000 withdrawal will reduce the GMIB EXTRA Roll-Up Base dollar-for-dollar.						(additional $324 will be permitted for RMD)

APPENDIX P — Example of RMD Calculations under the GMWB

Example: You purchased a Merrill Lynch Investor Choice Annuity® B Class policy with an initial premium of $100,000 on June 1, 2009. You selected the GMWB rider covering two lives and immediately took your first withdrawal and elected to take RMD withdrawals from your policy as shown below. The younger spouse (in this case, the joint annuitant) is age 60 at issue. Values associated with your GMWB rider, based on hypothetical Account Values and transactions, are illustrated below. For a detailed explanation of how we calculate the GMWB Base and GMWB Charge, see “Guaranteed Minimum Withdrawal Benefit.”

Date			Transactions		Account		Guaranteed Lifetime	Remaining Guaranteed Lifetime Amount in Policy	Excess Withdrawal
			Prem.	Withdr.	Value	GMWB Base	Amount	Year	Amount
6/1/2009		The policy is issued and the owner takes a $3,000 withdrawal	$100,000	$3,000	$97,000	$100,000	$5,000	$2,000	$ —
		The Lifetime Income Percentage is 5.0%. No Roll-Up is applicable since the owner took an immediate withdrawal.

1/1/2010		Enter 2010 tax year			$97,000	$100,000	$5,000	$2,000

		Assume no change in Account Value and the RMD amount for the 2010 tax year is determined to be $5,500 (based on IRA owner’s age and sex).

3/1/2010		Service Center notified $5,000 withdrawal will be taken for RMD purposes		$5,000	$92,000	$96,907	$5,000	$ —	$3,000
		Assume Account Value decreased by $5,000 as a result of withdrawal. Cumulative withdrawals during the policy year = $3,000 + $5,000 = $8,000. Since cumulative withdrawals during the policy year exceeds the GLA amount of $5,000, the $3,000 withdrawal will be treated as an adjusted withdrawal and the GMWB base will be adjusted as follow:
	Adjusted Withdrawal = Excess withdrawal ×	(GMWB Base before withdrawal)
		(Account Value before the withdrawal)
		= ($3,000) × ($100,000 /$97,000) = $3,093
		GMWB Base = GMWB Base (prior to withdrawal) — Adj.Withdrawal
		= $100,000 — $3,093 = $96,907

6/1/2010		policy anniversary			$92,000	$96,907	$4,845	$4,845
		Assume no change in Account Value.

9/1/2010		No Activity			$92,000	$96,907	$4,845	$4,845

APPENDIX Q — Example of RMD Calculations under the GMWB

Example: You purchased a Merrill Lynch Investor Choice Annuity® B Class policy with an initial premium of $100,000 on June 1, 2009. You selected the GMWB rider covering two lives and immediately took your first withdrawal and elected to take RMD withdrawals from your policy as shown below. The younger spouse (in this case, the joint annuitant) is age 60 at issue. Values associated with your GMWB rider, based on hypothetical Account Values and transactions, are illustrated below. For a detailed explanation of how we calculate the GMWB Base and GMWB Charge, see “Guaranteed Minimum Withdrawal Benefit.”

		Transactions		Account		Guaranteed Lifetime	Remaining Guaranteed Lifetime Amount in	Excess Withdrawal
Date				Value	GMWB Base	Amount	Policy Year	Amount
		Prem.	Withdr.

6/1/2009	The policy is issued and the owner takes a $3,000 withdrawal	$100,000	$3,000	$97,000	$100,000	$5,000	$2,000	$—
	The Lifetime Income Percentage is 5.0%. No Roll-Up is applicable since the owner took an immediate withdrawal.

1/1/2010	Enter 2010 tax year			$97,000	$100,000	$5,000	$2,000
	Assume no change in Account Value and the RMD amount for the 2010 tax year is determined to be $6,000 (based on IRA owner’s age and sex).

06/1/2010	policy anniversary			$97,000	$100,000	$5,000	$5,000	$—
	Assume no change in Account Value.					(additional $1,000 will be permitted for RMD)
9/1/2010	Service Center notified $6,000 withdrawal will be taken for RMD purposes		$5,000	$91,000	$100,000	$5,000	$ —	$—
	Assume Account Value decreased by $6,000 as a result of withdrawal. Cumulative withdrawals during the policy year = $6,000. Since cumulative withdrawals during the policy year is equal to the RMD amount, the $6,000 withdrawal will not reduce the GMWB Base.					(additional $1,000 will be permitted for RMD)

6/1/2011	Policy anniversary			$91,000	$100,000	$5,000	$5,000

MERRILL LYNCH INVESTOR CHOICE ANNUITYSM (IRA SERIES)

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Annuity Separate Account D

Supplement Dated July 1, 2019

to the

Statement of Additional Information dated May 1, 2019

This Supplement updates certain information contained in the Statement of Additional Information for the Merrill Lynch Investor Choice AnnuitySM (IRA Series) Annuity contract (the “Contract”). Please read this Supplement carefully and retain it for future reference.

Effective on or about July 1, 2019, Transamerica Advisors Life Insurance Company (“TALIC”; formerly known as Merrill Lynch Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TALIC was the issuer of the contracts. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Annuity Separate Account D (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TALIC had stopped issuing new Contracts by 2009. Following the Merger, TLIC will not issue new Contracts.

F I N A N C I A L   S T A T E M E N T S – S T A T U T O R Y   B A S I S

A N D   S U P P L E M E N T A R Y   I NF O R M AT I O N

Transamerica Life Insurance Company

Years Ended December 31, 2018, 2017 and 2016

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory balance sheets of Transamerica Life Insurance Company (the “Company”) as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017 or the results of its operations or its cash flows for the years ended December 31, 2018, 2017, and 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Firebird Re Corp (FReC) into the Company on October 1, 2018 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental Summary of Investments - Other Than Investments in Related Parties of the Company as of December 31, 2018 and the Supplementary Insurance Information and Reinsurance of the Company as of December 31, 2018, 2017, and 2016 and for the years then ended are presented for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 25, 2019

2

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2018	2017
Admitted assets
Cash, cash equivalents and short-term investments	$2,216,702	$1,900,643
Bonds	26,467,809	28,033,583
Preferred stocks	97,382	103,437
Common stocks	2,998,481	2,954,730
Mortgage loans on real estate	4,574,654	4,202,142
Real estate	114,446	189,044
Policy loans	551,658	580,338
Securities lending reinvested collateral assets	1,670,537	2,460,919
Derivatives	1,923,048	801,215
Other invested assets	1,658,658	1,637,441

Total cash and invested assets	42,273,375	42,863,492

Accrued investment income	399,446	389,011
Premiums deferred and uncollected	115,210	108,500
Current federal income tax recoverable	–	822,090
Net deferred income tax asset	616,798	534,723
Variable annuity reserve hedge offset deferral	231,853	86,794
Other assets	1,461,317	1,210,199
Separate account assets	71,917,551	80,820,068

Total admitted assets	$117,015,550	$126,834,877

Liabilities and capital and surplus

Aggregate reserves for policies and contracts	$25,906,526	$25,749,685
Policy and contract claim reserves	485,636	399,919
Liability for deposit-type contracts	915,773	1,042,297
Other policyholders’ funds	17,582	17,782
Transfers from separate accounts due or accrued	(1,009,941)	(1,282,980)
Funds held under reinsurance treaties	3,785,867	3,504,298
Asset valuation reserve	683,668	698,859
Interest maintenance reserve	290,361	479,605
Derivatives	933,049	794,861
Payable for collateral under securities loaned and other transactions	2,849,569	2,866,693
Borrowed money	3,042,853	4,163,554
Other liabilities	1,418,761	959,829
Separate account liabilities	71,917,550	80,820,067

Total liabilities	111,237,254	120,214,469
Total capital and surplus	5,778,296	6,620,408

Total liabilities and capital and surplus	$117,015,550	$126,834,877

See accompanying notes.

3

Transamerica Life Insurance Company

Statements of Operations - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Revenues
Premiums and other considerations	$11,422,235	$(3,130,626)	$14,078,543
Net investment income	1,610,651	2,433,048	2,444,917
Commissions and expense allowances on reinsurance ceded	835,062	608,958	394,708
Reserve adjustment on reinsurance ceded	(67,838)	(1,210,892)	13,653
Consideration received on reinsurance recapture and novations	217,258	462,313	7,326
Separate accounts net gain from operations	-	139,852	-
Fee revenue and other income	1,830,164	1,844,079	1,679,532

Total revenue	15,847,532	1,146,732	18,618,679

Benefits and expenses
Death benefits	1,588,268	1,428,999	1,543,390
Annuity benefits	1,068,107	1,098,585	1,304,475
Accident and health benefits	295,343	141,823	327,969
Surrender benefits	14,680,368	13,050,057	10,418,017
Other benefits	132,097	131,327	155,409
Net increase (decrease) in reserves	156,841	(12,630,602)	1,526,057
Commissions	886,178	901,852	1,057,363
Net transfers to (from) separate accounts	(3,475,926)	(2,037,592)	729,211
IMR adjustment due to reinsurance	(13,229)	(2,065,984)	81,293
General insurance expenses and other	1,205,559	1,021,021	1,020,330

Total benefits and expenses	16,523,606	1,039,486	18,163,514

Gain (loss) from operations before dividends and federal income taxes	(676,074)	107,246	455,165

Dividends to policyholders	5,953	8,057	5,969

Gain (loss) from operations before federal income taxes	(682,027)	99,189	449,196
Federal income tax (benefit) expense	(29,827)	(1,047,090)	(138,751)

Net gain (loss) from operations	(652,200)	1,146,279	587,947
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	(686,354)	(542,579)	(307,183)

Net income (loss)	$(1,338,554)	$603,700	$280,764

See accompanying notes.

4

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2016	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,597	$(58,000)	$150,000	$3,096,538	$2,292	$2,255,496	5,454,685
Merger of Firebird Re Corp (FREC)	-	-	-	-	950,000	-	424,816	1,374,816
Balance at January 1, 2016 (FREC Merger)	6,762	1,597	(58,000)	150,000	4,046,538	2,292	2,680,312	6,829,501
Net income (loss)	-	-	-	-	-	-	280,764	280,764
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	575,869	(536,884)	38,985
Change in net deferred income tax asset	-	-	-	-	-	-	189,046	189,046
Change in nonadmitted assets	-	-	-	-	-	-	111,753	111,753
Cumulative effect of change in accounting principle	-	-		-	-	-	(276,056)	(276,056)
Change in asset valuation reserve	-	-	-	-	-	-	58,227	58,227
Change in surplus in separate accounts	-	-		-	-	-	2,604	2,604
Dividends to stockholders	-	-	-	-	-	-	(385,630)	(385,630)
Return of capital	-	-	-	-	(389,056)	-	-	(389,056)
Other changes - net	-	(315)		-	(3,652)	(225)	11,455	7,263
Balance at December 31, 2016	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	$6,467,401
Net income (loss)	-	-	-	-	-	-	603,700	603,700
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	(489,076)	1,162,662	673,586
Change in net deferred income tax asset	-	-	-	-	-	-	(902,675)	(902,675)
Change in nonadmitted assets	-	-	-	-	-	-	455,996	455,996
Change in asset valuation reserve	-	-	-	-	-	-	118,144	118,144
Change in surplus in separate accounts	-	-	-	-	-	-	(117,876)	(117,876)
Change in surplus as a result of reinsurance	-	-	-	-	-	-	230,908	230,908
Dividends to stockholders	-	-	-	-	-	-	(480,523)	(480,523)
Return of capital	-	-	-	-	(422,572)	-	-	(422,572)
Other changes - net	-	(298)	-	-	(626)	981	(5,738)	(5,681)
Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408

Continued on next page.

5

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2017	$6,762	$984	$ (58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408
Net income (loss)	-	-	-	-	-	-	(1,338,554)	(1,338,554)
Change in net unrealized capital gains/losses, net of tax	-	-	-	-	-	145,059	1,105,421	1,250,480
Change in net deferred income tax asset	-	-	-	-	-	-	167,651	167,651
Change in nonadmitted assets	-	-	-	-	-	-	45,136	45,136
Change in asset valuation reserve	-	-	-	-	-	-	15,191	15,191
Change in surplus as a result of reinsurance	-	-	-	-	-	-	17,616	17,616
Return of capital	-	-	-	-	(558,740)	-	-	(558,740)
Dividends to stockholders	-	-	-	-	-	-	(424,567)	(424,567)
Other changes - net	-	(559)	-	-	2,576	(3,047)	(15,295)	(16,325)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,674,468	$231,853	$2,772,788	$5,778,296

See accompanying notes.

6

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Operating activities
Premiums and annuity considerations	$11,422,390	$5,413,864	$12,213,919
Net investment income	1,728,466	2,416,637	2,274,152
Other income	2,749,714	6,752,780	2,103,378
Benefit and loss related payments	(17,799,778)	(15,725,651)	(13,440,153)
Net transfers from separate accounts	3,746,156	2,315,254	(601,686)
Commissions and operating expenses	(1,852,164)	(2,012,766)	(2,029,374)
Dividends paid to policyholders	(6,350)	(7,348)	(6,935)
Federal income taxes (paid) received	936,341	486,361	(214,756)

Net cash provided by (used in) operating activities	924,775	(360,869)	298,545

Investing activities
Proceeds from investments sold, matured or repaid	$8,587,250	$9,911,821	$13,351,892
Costs of investments acquired	(7,266,323)	(7,968,737)	(15,148,007)
Net change in policy loans	28,681	27,407	41,992
Net cost of investments acquired	(7,237,642)	(7,941,330)	(15,106,015)

Net cash provided by (used in) investing activities	$1,349,608	$1,970,491	$(1,754,123)

Financing and miscellaneous activities
Capital and paid in surplus received (returned)	$(556,833)	$(434,179)	$(408,074)
Dividends to stockholders	(364,220)	(480,523)	(385,630)
Net deposits (withdrawals) on deposit-type contracts	(140,549)	(2,121,885)	(213,365)
Net change in borrowed money	(1,125,180)	1,884,482	1,770,364
Net change in funds held under reinsurance treaties	(271,793)	(75,583)	(63,372)
Net change in payable for collateral under securities lending and other transactions	(18,578)	(151,384)	(800,797)
Other cash (applied) provided	518,829	58,364	670,775

Net cash provided by (used in) financing and miscellaneous activities	(1,958,324)	(1,320,708)	569,901
Net increase (decrease) in cash, cash equivalents and short-term investments	316,059	288,914	(885,677)
Cash, cash equivalents and short-term investments:
Beginning of year	1,900,643	1,611,729	2,497,406

End of year	$2,216,702	$1,900,643	$1,611,729

See accompanying notes.

7

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2018	2017	2016

Non-cash activities during the year not included in the Statutory Statement of Cash Flows:

Non-cash dividend to parent company	$60,347	$-	$-
Investments received for insured securities losses	16,489	-	-
Write off of prepaid real estate related assets	2,727	-	-
Non-cash capital contribution to investment subsidiary	1,971	-	-
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	-	7,196,754	-
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	-	5,650,741	2,648,094
Transfer of bonds to settle reinsurance obligations	-	22,479	2,556
Asset transfer of ownership between hedge funds	-	62,567	-

8

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2018

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. On January 1, 2016, the Company completed a merger with Global Preferred Re Limited (GPRe), a Bermuda-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of FReC and GPRe on a US statutory basis were carried forward to the merged company. As a result of the mergers, FReC and GPRe’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC and GPRe is no longer reflected as ceded risk in the restated merged financials.

Summarized financial information for the company and FReC presented separately for periods prior to the merger is as follows:

	Year Ended December 31 2017	Year Ended December 31 2016
Revenues:
Company	$907,248	$18,431,210
FReC	239,484	187,469

	$1,146,732	$18,618,679

Net income (loss):
Company	$520,708	$332,890
FReC	82,992	(52,126)

	$603,700	$280,764

9

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31 2017
Assets:
Company	$125,311,106
FReC	1,523,771
Change in deferred tax admissibility due to merger	–

$126,834,877

Liabilities:
Company	$119,892,350
FReC	322,119
Change in deferred tax admissibility due to merger	–

$120,214,469

Capital and surplus:
Company	$5,418,756
FReC	1,201,652
Change in deferred tax admissibility due to merger	–

$6,620,408

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

10

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements:

The Company, with the permission of the Iowa Commissioner of Insurance, is allowed special accounting treatment for certain hedges of interest rate exposures on variable annuity products that would not otherwise conform to current accounting guidance under Statement of Statutory Accounting Principle (SSAP) No. 86 – Derivatives of the NAIC SAP. The Company recognizes a reserve hedge offset deferral for the difference between the hedge results associated with a highly effective clearly defined hedge strategy related to variable annuity interest rate risks and the corresponding interest-rate related impact to variable annuity results. During 2018, 2017 and 2016, the deferral was granted and will be amortized through special surplus funds, change in net unrealized capital gains (losses) financial statement line, on a straight line basis over a period of 10 years beginning in the period of deferral. The Company may request permission from the IID for the deferral annually.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

11

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2018	2017	2016
Net income (loss), State of Iowa basis				$(1,338,554)	$603,700	$280,764
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	-	-	-

Net income (loss), NAIC SAP				$(1,338,554)	$603,700	$280,764

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$5,778,296	$6,620,408	$6,467,401
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	(231,853)	(86,794)	(575,869)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$5,546,443	$6,533,614	$5,891,532

12

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

13

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

14

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

15

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are primarily reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain.

16

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under US GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For US GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

17

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are

18

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a USD denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the delta risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

19

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

20

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of receivables from reinsurance, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of amounts withheld by the Company, accrued expenses and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

21

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

22

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

23

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted. Deferred state income taxes are not recorded under SSAP No. 101, whereas under GAAP state income taxes are included in the computation of deferred income taxes.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under NAIC SAP.

24

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Subsidiaries and affiliated companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

25

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective December 31, 2018, the NAIC adopted revisions to SSAP No. 21, Other Admitted Assets. Revisions incorporated accounting guidance for structured settlement income streams acquired by insurers as investments. Periodic-certain structured settlements acquired in accordance with all state and federal laws are to be reported as admitted assets. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Effective January 1, 2018, the NAIC adopted revisions to SSAP No. 100, Fair Value, which allow net asset value (NAV) per share as a practical expedient to fair value, either when specifically named in a SSAP or when specific conditions exist. The revisions adopt ASU 2009-12: Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent) and ASU 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). The adoption of this guidance did not impact the financial position or results of operations of the Company as the Company does not use NAV as a practical expedient.

Prior Period Correction

During 2018, management identified and corrected errors in the calculation of Related Party balances received and paid. Amounts received from related parties for 2017 and 2016 were understated by $207,569 and $202,159, respectively. Amounts paid to related parties for 2017 and 2016 were understated by $167,018 and $193,093, respectively. This is reflected in the Related Party disclosure in Note 13. The error did not affect any other footnotes or the financial statements.

Change in Accounting Principles

The Company has certain liabilities associated with financial instruments activity including securities lending collateral payable, derivative cash collateral payable, and dollar repurchase agreements. During 2018, Management determined that including these liabilities as part of Note 4 provides the user improved clarity, information, and usefulness. This change is noted as a change in accounting principle and was implemented on a prospective basis beginning in 2018.

Reclassifications

The Company reclassified certain balances within the statutory basis financial statement presentation on the Balance Sheets, Statements of Operations and Statements of Cash Flows to better align with industry practice. All prior period amounts were reclassified to conform with the current period presentation. The Company did not change any financial statement totals reported in the prior periods as a result of reclassifications.

26

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

27

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

28

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price & spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

29

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

30

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,857,985	$1,857,985	$1,333,140	$524,845	$–	$–
Short-term notes receivable from affiliates	261,000	261,000	–	261,000	–	–
Bonds	27,150,574	26,467,809	6,777,150	19,937,391	436,033	–
Preferred stocks, other than affiliates	91,213	97,382	–	88,216	2,997	–
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	–
Mortgage loans on real estate	4,621,578	4,574,654	–	–	4,621,578	–
Other invested assets	240,960	214,317	–	229,234	11,726	–
Derivative assets:
Options	835,056	835,056	–	835,056	–	–
Interest rate swaps	708,359	708,707	–	708,359	–	–
Currency swaps	15,288	15,495	–	15,288	–	–
Credit default swaps	48,036	49,219	–	48,036	–	–
Equity swaps	278,712	278,712	–	278,712	–	–
Interest rate futures	20,473	20,473	20,473	–	–	–
Equity futures	15,386	15,386	15,386	–	–	–
Derivative assets total	1,921,310	1,923,048	35,859	1,885,451	–	–
Policy loans	551,658	551,658	–	551,658	–	–
Securities lending reinvested collateral	1,507,848	1,507,848	71,045	1,436,803	–	–
Separate account assets	71,293,672	71,273,648	67,626,229	3,663,620	3,823	–

Liabilities
Investment contract liabilities	12,930,349	12,022,177	–	243,143	12,687,205	–
Derivative liabilities:
Options	314,840	314,840	–	314,840	–	–
Interest rate swaps	366,016	580,625	–	366,016	–	–
Currency swaps	1,706	645	–	1,706	–	–
Credit default swaps	(1,311)	12,827	–	(1,311)	–	–
Equity swaps	16,512	16,512	–	16,512	–	–
Interest rate futures	6,730	6,730	6,730	–	–	–
Equity futures	870	870	870	–	–	–
Derivative liabilities total	705,363	933,049	7,600	697,763	–	–
Dollar repurchase agreements	204,253	204,253	–	204,253	–	–
Payable for securities lending	1,670,537	1,670,537	–	1,670,537	–	–
Payable for derivative cash collateral	1,179,032	1,179,032	–	1,179,032	–	–
Separate account annuity liabilities	66,262,464	66,264,300	3,069	66,222,440	36,955	–

31

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,654,664	$1,654,682	$1,077,469	$577,195	$–	$–
Short-term notes receivable from affiliates	168,300	168,300	–	168,300	–	–
Bonds	30,396,348	28,033,583	8,822,765	20,934,757	638,826	–
Preferred stocks, other than affiliates	94,950	96,276	–	91,770	3,180	–
Common stocks, other than affiliates	203,091	203,091	5,320	20	197,751	–
Mortgage loans on real estate	4,330,683	4,202,142	–	–	4,330,683	–
Other invested assets	250,440	212,466	–	244,488	5,952	–
Derivative assets:
Options	170,119	170,119	–	170,119	–	–
Interest rate swaps	574,599	574,448	–	541,454	33,145	–
Currency swaps	8,349	10,269	–	8,349	–	–
Credit default swaps	55,537	36,620	–	55,537	–	–
Equity swaps	9,760	9,760	–	9,760	–	–
Policy loans	580,338	580,338	–	580,338	–	–
Securities lending reinvested collateral	2,460,919	2,460,919	–	2,460,919	–	–
Separate account assets	80,149,650	80,096,666	76,888,437	3,253,417	7,796	–

Liabilities
Investment contract liabilities	12,427,585	11,460,334	–	251,404	12,176,181	–
Derivative liabilities:
Options	45,443	45,443	–	45,443	–	–
Interest rate swaps	305,657	438,194	–	303,184	2,473	–
Currency swaps	5,041	2,776	–	5,041	–	–
Credit default swaps	(12,107)	23,526	–	(12,107)	–	–
Equity swaps	284,921	284,921	–	284,921	–	–
Separate account annuity liabilities	74,664,347	74,665,853	1,550	74,619,387	43,410	–

32

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$26,472	$8,205	$34,677
Hybrid securities	–	2,282	–	2,282

Total bonds	–	28,754	8,205	36,959

Preferred stock
Industrial and miscellaneous	–	1,601	2,997	4,598

Total preferred stock	–	1,601	2,997	4,598

Common stock
Mutual funds	12,648	–	–	12,648
Industrial and miscellaneous	2,753	6	156,572	159,331

Total common stock	15,401	6	156,572	171,979

Cash equivalents and short-term
Mutual funds	1,333,140	–	–	1,333,140

Total cash equivalents and short-term	1,333,140	–	–	1,333,140

Securities lending reinvested collateral	71,045	–	–	71,045
Derivative assets	35,859	1,828,844	–	1,864,703
Separate account assets	67,486,247	3,103,229	3,823	70,593,299

Total assets	$68,941,692	$4,962,434	$171,597	$74,075,723

Liabilities:
Derivative liabilities	$7,600	$772,387	$–	779,987
Separate account liabilities	3,069	–	–	3,069

Total liabilities	$10,669	$772,387	$–	$783,056

33

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$21,438	$14,618	$36,056

Total bonds	–	21,438	14,618	36,056

Preferred stock
Industrial and miscellaneous	–	1,964	3,180	5,144

Total preferred stock	–	1,964	3,180	5,144

Common stock
Mutual funds	–	5	–	5
Industrial and miscellaneous	5,320	15	197,751	203,086

Total common stock	5,320	20	197,751	203,091

Cash equivalents and short-term
Government	–	69,167	–	69,167
Money market mutual funds	1,077,470	–	–	1,077,470

Total cash equivalents and short-term	1,077,470	69,167	–	1,146,637

Securities lending reinvested collateral	–	2,460,919	–	2,460,919
Derivative assets	–	721,333	31,703	753,036
Separate account assets	76,780,559	2,607,246	51,040	79,438,845

Total assets	$77,863,349	$5,882,087	$298,292	$84,043,728

Liabilities:
Derivative liabilities	$–	$679,730	$2,473	$682,203
Separate account liabilities	1,550	–	–	1,550

Total liabilities	$1,550	$679,730	$2,473	$683,753

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of level 3 are summarized in the schedule of changes in level 3 asset and liabilities. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 and 2017.

Bonds classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Common stock classified as Level 3 are comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

Cash equivalents and short-term investments classified as level 1 are primarily money market mutual funds and are measured at fair value. For those securities with a pricing source of ‘amortized cost’; amortized cost is a proxy for fair value.

34

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Securities lending reinvested in collateral is valued and classified in the same way as the underlying collateral, which is primarily composed of short-term investments.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Derivatives classified as Level 3 represent interest rate swaps calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap. The inputs are taken from market instruments to the extent that they exist.

Separate account assets and liabilities are valued and classified in the same way as general account assets and liabilities (described above).

The following tables summarize the changes in assets classified as Level 3 for 2018 and 2017:

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)

Bonds
Government	$–	$–	$–	$(3)	$3
RMBS	–	–	–	(26)	26
Other	14,619	–	5,465	108	423
Preferred stock	3,180	–	–	–	(754)
Common stock	197,751	–	270	(2,000)	3,398
Other long term	–	920	1,040	–	(310)
Derivatives	29,230	–	–	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018

Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	–	–	–	1,479	8,206
Preferred stock	828	–	259	–	2,997
Common stock	–	216	42,400	123	156,572
Other long term	430	–	–	–	–
Derivatives	–	–	(3,869)	(80,576)	–
Separate account assets	100	–	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

35

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2017	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$–	$–	$–	$(8)	$8
RMBS	–	–	–	(30)	30
Other	18,746	2,571	2,555	2	1,306
Preferred stock	3,153	–	–	–	(518)
Common stock	192,928	7	6	(2,246)	1,896
Derivatives	(358,974)	457	–	(174,683)	387,747
Separate account assets	45,420	3,249	2,719	16	4,887

Total	$(98,727)	$6,284	$5,280	$(176,949)	$395,356

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2017
Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	$–	$6,082	$–	$11,533	$14,619
Preferred stock	546	–	–	–	3,180
Common stock	155	12,164	1,000	6,148	197,750
Derivatives	–	–	(8,536)	(166,147)	29,230
Separate account assets	5,393	–	755	4,452	51,040

Total	$6,094	$18,246	$(6,781)	$(144,014)	$295,819

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2018, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2018, the Company held two properties as held-for sale, where carrying amount of $15,168 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

36

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,387,028	$246,948	$121,683	$6,512,293
State, municipal and other government	732,171	34,020	18,984	747,207
Hybrid securities	249,112	13,176	7,196	255,092
Industrial and miscellaneous	15,065,090	711,594	368,812	15,407,872
Mortgage and other asset-backed securities	4,034,408	257,889	64,185	4,228,112
Total bonds	26,467,809	1,263,627	580,860	27,150,576
Unaffiliated preferred stocks	97,382	3,022	9,191	91,213
Total	$26,565,191	$1,266,649	$590,051	$27,241,789

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Bonds:
United States Government and agencies	$7,991,164	$647,439	$91,438	$8,547,165
State, municipal and other government	649,273	64,326	4,664	708,935
Hybrid securities	315,345	44,852	11,156	349,041
Industrial and miscellaneous	14,674,617	1,528,517	66,209	16,136,925
Mortgage and other asset-backed securities	4,403,184	298,152	47,054	4,654,282
Total bonds	28,033,583	2,583,286	220,521	30,396,348
Unaffiliated preferred stocks	96,276	5,552	6,878	94,950
	$28,129,859	$2,588,838	$227,399	$30,491,298

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$187,538	$15,572	$19	$203,091

37

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2018
December 31:	Carrying Value	Fair Value
Due in one year or less	$694,758	$701,949
Due after one year through five years	4,349,981	4,351,741
Due after five years through ten years	5,340,061	5,500,383
Due after ten years	12,048,601	12,368,391

	22,433,401	22,922,464
Mortgage and other asset-backed securities	4,034,408	4,228,112

	$26,467,809	$27,150,576

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2018 and 2017 is as follows:

		2018

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$408,244	$25,720	$3,771,156	$95,963
State, municipal and other government	81,284	6,595	179,206	12,389
Hybrid securities	13,815	2,063	104,398	5,133
Industrial and miscellaneous	1,490,093	135,948	4,732,483	232,864
Mortgage and other asset-backed securities	762,982	37,966	793,414	26,219

Total bonds	2,756,418	208,292	9,580,657	372,568

Preferred stocks-unaffiliated	22,257	6,098	33,300	3,093
Common stocks-unaffiliated	–	–	11,083	1,130

Total	$2,778,675	$214,390	$9,625,040	$376,791

38

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$1,367,915	$89,250	$190,002	$2,188
State, municipal and other government	87,540	4,243	48,382	421
Hybrid securities	74,461	11,156	–	–
Industrial and miscellaneous	1,197,291	49,558	1,038,803	16,651
Mortgage and other asset-backed securities	615,787	31,026	746,813	16,028

Total bonds	3,342,994	185,233	2,024,000	35,288

Preferred stocks-unaffiliated	18,880	6,817	3,846	61
Common stocks-unaffiliated	–	–	549	19

	$3,361,874	$192,050	$2,028,395	$35,368

During 2018 and 2017, respectively, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2016 there was $27,182 of loan-backed structured securities with a recognized OTTI due to the inability or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2018, 2017 and 2016 the Company recognized OTTI of $4,339, $7,960 and $17,321, respectively.

39

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2018, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
059515AC0	$2,646	$2,494	$152	$2,494	$2,214	3/31/2018
14984WAA8	1,740	1,678	62	1,678	1,530	3/31/2018
3622EEAA0	6,023	5,988	35	5,988	6,022	3/31/2018
52522QAM4	41,713	41,166	547	41,166	40,475	3/31/2018
65536PAA8	648	636	12	636	491	3/31/2018
48123HAA1	259	248	11	248	82	3/31/2018
126380AA2	5,069	5,069	(0)	5,069	5,287	3/31/2018
05950WAM0	1,425	1,172	253	1,172	1,189	06/30/2018
059515AC0	2,368	2,335	33	2,335	2,072	06/30/2018
65536PAA8	622	440	182	440	476	06/30/2018
48123HAA1	239	–	239	–	56	09/30/2018
225470FJ7	1,142	1,106	36	1,106	1,084	12/31/2018
22944BCX4	54,890	54,108	782	54,108	49,073	12/31/2018
36828QQK5	4,500	2,505	1,995	2,505	4,326	12/31/2018

			$4,339

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2018 and 2017 is as follows:

	2018		2017
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$37,966	$39,883	$31,010	$29,380
The aggregate related fair value of securities with unrealized losses	762,982	815,146	614,741	770,935

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 610 and 468 securities with a carrying amount of $2,993,065 and $3,553,923, and an unrealized loss of $214,390 and $192,050 with an average price of 92.8 and 93.9 (fair value/amortized cost). Of this portfolio, 90.7% and 89.7% were investment grade with associated unrealized losses of $161,075 and $141,101, respectively.

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 1,323 and 504 securities with a carrying amount of $9,989,618 and $2,063,194 and an unrealized loss of $375,662 and

40

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

$35,349 with an average price of 96.2 and 97.3 (fair value/amortized cost). Of this portfolio, 89.6% and 87.4% were investment grade with associated unrealized losses of $291,872 and $27,177, respectively.

At December 31, 2018 and 2017, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2018 and 2017, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 13 and 5 securities with a cost of $12,212 and $592 and an unrealized loss of $1,130 and $43 with an average price of 90.8 and 92.8 (fair value/cost).

The following structured notes were held at December 31, 2018 and 2017:

December 31, 2018
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
912810QV3	$14,974	$14,436	$16,404	NO
912810RA8	772,522	875,159	856,899	NO
912810RL4	1,145,407	1,169,921	1,230,189	NO
44965TAA5	5,822	5,137	5,829	NO
44965UAA2	3,605	3,047	3,606	NO

Total	$1,942,330	$2,067,700	$2,112,927

December 31, 2017
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
44965TAA5	$4,296	$4,802	$4,301	NO
44965UAA2	205	241	205	NO
912810QV3	14,974	15,644	16,022	NO
912810RA8	772,522	951,760	831,117	NO
912810RL4	1,195,281	1,333,989	1,249,924	NO

Total	$1,987,278	$2,306,436	$2,101,569

41

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book /Adjusted Carrying Value	Fair Value
December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

December 31, 2017
Bond, amortized cost	4	$33,531	$35,359
Loan-backed and structured securities, amortized cost	1	9	9

Total	5	$33,540	$35,368

During 2018 and 2017, the Company sold, redeemed or otherwise disposed of 152 and 112 securities as a result of a callable feature which generated investment income of $17,409 and $44,912 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2018	2017	2016
Proceeds	$5,597,099	$17,928,678	$11,073,491

Gross realized gains	$73,153	$2,373,050	$167,936
Gross realized losses	(207,526)	(151,088)	(120,206)

Net realized capital gains (losses)	$(134,373)	$2,221,962	$47,730

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2018, 2017 and 2016 of $10,795, 19,101 and $40,319 respectively.

At December 31, 2018 and 2017, the Company had no investments in restructured securities.

42

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2018 and 2017 were as follows:

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,619,855	$2,620,074
A	42,814	1,734,474	1,777,288
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	–	–	–

	$58,453	$4,516,201	$4,574,654

December 31, 2017
	Farm	Commercial	Total
AAA - AA	$16,247	$2,421,619	$2,437,866
A	41,447	1,549,298	1,590,745
BBB	–	125,975	125,975
BB	–	16,144	16,144
B	8,912	49,118	58,030

	$66,606	$4,162,154	$4,228,760

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%. During 2017, the Company issued mortgage loans with a maximum interest rate of 7.35% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2017 at the time of origination was 77%. During 2016, the Company issued mortgage loans with a maximum interest rate of 8.71% and a minimum interest rate of 3.00% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2016 at the time of origination was 91%.

43

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2018 and 2017, the Company did not reduce the interest rate on any outstanding mortgage loans.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2018 and 2017.

	Farm	Commercial
		Insured	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$–	$4,435,184	$4,485,760
(b) 30-59 Days Past Due	–	–	–	–
(c) 60-89 Days Past Due	–	–	57,005	57,005
(d) 90-179 Days Past Due	7,875	–	–	7,875
(e) 180+ Days Past Due	–	–	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	–	–	7,876
(b) Interest accrued	96	–	–	96
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$–	$1,286,604	$1,318,128

		Commercial
	Farm	Insured	All Other	Total
December 31, 2017
Recorded Investment (All)
(a) Current	$66,606	$–	$4,153,714	$4,220,320
(b) 30-59 Days Past Due	–	–	3,641	3,641
(c) 60-89 Days Past Due	–	–	–	–
(d) 90-179 Days Past Due	–	–	–	–
(e) 180+ Days Past Due	–	–	4,799	4,799
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$34,964	$–	$1,252,751	$1,287,715

At December 31, 2018 and 2017, respectively, multiple mortgage loans with a carrying value of $24,014 and $4,799 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2018 or 2017. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2018 and 2017 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2018 and 2017, respectively, the Company held $0 and $49,118 in impaired loans with related allowance for credit losses of $0 and $26,618. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2018 and 2017, respectively. There were no mortgage loans subject to participant or co-lender mortgage loan agreements for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2018 and 2017 was $49,118 and $10,793, respectively.

44

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2018	2017	2016
Balance at beginning of period	$26,618	$1,421	$1,569
Additions, net charged to operations	–	26,618	174
Recoveries in amounts previously charged off	(26,618)	(1,421)	(322)

Balance at end of period	$–	$26,618	$1,421

As of December 31, 2018 and 2017, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2018, 2017 and 2016, respectively, the Company recognized $852, $5,359 and $677 of interest income on impaired loans. Interest income of $860, $2,806 and $786, respectively, was recognized on a cash basis for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018 and 2017, the Company held a mortgage loan loss reserve in the AVR of $46,231 and $42,871, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2018	2017		2018	2017
Pacific	28%	28%	Apartment	47%	46%
South Atlantic	22	20	Retail	21	23
Middle Atlantic	16	18	Office	16	17
W. North Central	8	8	Industrial	12	9
E. North Central	8	6	Other	2	2
W. South Central	7	8	Agricultural	1	2
Mountain	6	7	Medical	1	1
E. South Central	4	4
New England	1	1

45

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, 2017 and 2016, the Company had mortgage loans with a total net admitted asset value of $23,144, $83,445 and $81,895, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2018, 2017 and 2016 related to such restructurings. At December 31, 2018 there were no commitments to lend additional funds to debtors owing receivables, however, there was one such commitment at December 31, 2017 for $3,000.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $26,231, $4,033 and $7,500 were taken on real estate in 2018, 2017 and 2016, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Summary of Operations, for the year ended December 31, 2018.

As of December 31, 2018, there are 9 properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2018, 6 properties classified as held for sale were disposed of resulting in a net realized gain of $4,579, which was included in net realized capital gains (losses) within the Summary of Operations.

The Company also disposed of other properties during 2018 resulting in net realized gains of $26,756. Two properties were disposed of during 2017 resulting in a realized loss of ($69).

The carrying value of the Company’s real estate assets at December 31, 2018 and 2017 was as follows:

	2018	2017
Home office properties	$52,466	$84,719
Investment properties	18,953	104,325
Properties held for sale	43,027	–
	$114,446	$189,044

Accumulated depreciation on real estate at December 31, 2018 and 2017, was $72,083 and $71,624, respectively.

Other Invested Assets

During 2018, the Company recorded impairments of $3,363, $10,619, and $54,902 throughout 2018, 2017, and 2016. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated. These write-downs are included in net realized capital gains (losses) within the statement of operations.

46

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $62,567, which resulted in a realized gain of $16,974.

Tax Credits

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Other LIHTC tax benefits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2017, the Company had ownership interests in forty-nine LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2018 to 2029 is $38,608. LIHTC tax credits recognized during 2017 was $12,366. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2018 and 2017:

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount	*
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

		December 31, 2017
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,332	$7,400
Economic Redevelopment and Growth Tax Credits	NJ	2,982	14,449

Total		$4,314	$21,849

*The	unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

47

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, was as follows:

	2018	2017
Fair value - positive	$2,109,376	$1,098,479
Fair value - negative	(893,430)	(909,070)

At December 31, 2018, 2017 and 2016, the Company has recorded unrealized gains (losses) of $829,565 ($120,083) and ($591,186), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2018, 2017 and 2016 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 25 years for forecasted hedge transactions. At December 31, 2018 and 2017, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2018 and 2017, the Company has accumulated deferred gains in the amount of $0 and $1,898, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2019.

48

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for year-end December 31, is as follows:

	2018	2017	2016

Options:
Calls	$45,514	$2,067	$1,524
Caps	–	(1,203)	–
Puts	(38,626)	(1,337)	10,700

Total options	$6,888	$(473)	$12,224

Swaps:
Interest rate	$(296,623)	$307,519	$642,433
Credit	(14,247)	10,107	3,046
Foreign exchange	–	–	(2,959)
Total return	(198,766)	(1,412,666)	(510,883)

Total swaps	$(509,636)	$(1,095,040)	$131,637

Futures - net positions	(263,032)	59,052	(337,977)
Lehman settlements	537	1,195	1,241

Total realized gains (losses)	$(765,243)	$(1,035,266)	$(192,875)

Fair value of replicated assets and credit default swaps (as underlying), as of December 31, is as follows:

	2018	2017	2016
Replicated assets	$3,685,810	$3,568,730	$4,576,931
Credit default swaps	40,443	71,130	41,602
Interest rate swaps	2,188	(27,891)	(73,920)

Capital gains (losses) related to credit swap transactions (which are primarily replication transactions), as of December 31, is as follows:

	2018	2017	2016
Capital gains (losses)	$(4,435)	$10,107	$3,046

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

49

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2018 and 2017:

		2018

Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)

AAA/AA/A	1
Single name credit default swaps (3)		$5,252	$453,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,143	463,085	3.4

BBB	2
Single name credit default swaps (3)		28,016	1,754,450	2.7
Credit default swaps referencing indices		7,750	897,000	3.2

Subtotal		35,766	2,651,450	2.9

BB	3
Single name credit default swaps (3)		2,655	135,500	2.6
Credit default swaps referencing indices		-	-	-

Subtotal		2,655	135,500	2.6

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7
Credit default swaps referencing indices		-	-	-

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0
Credit default swaps referencing indices		-	-	-

Subtotal		(312)	5,000	1.0

In or near default	6
Single name credit default swaps (3)		-	-	-
Credit default swaps referencing indices		-	-	-

Subtotal		-	-	-

Total		$40,443	$3,282,035	3.0

50

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		2017
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$55,569	$2,051,835	3.0
Credit default swaps referencing indices		13,655	665,000	4.3
Subtotal		69,224	2,716,835	3.3
BBB	2
Single name credit default swaps (3)		1,907	75,000	2.2
Credit default swaps referencing indices		-	-
Subtotal		1,907	75,000	2.2
BB	3
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
B	4
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
CCC and lower	5
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
In or near default	6
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
Total		$71,131	$2,791,835	3.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,282,035 from the table above were $0. At December 31, 2017, the maximum amounts of potential future recoveries available to offset the $2,791,835 from the table above were $10,000.

51

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2018	2017	2018	2017
Derivative assets:
Credit default swaps	$2,379,467	$1,435,700	$48,036	$55,537
Currency swaps	129,622	57,608	15,288	8,349
Equity futures	17	(2)	15,386	–
Equity swaps	3,668,687	408,478	278,712	9,760
Interest rate futures	38	30	20,473	–
Interest rate swaps	24,837,035	20,767,735	708,359	574,599
Options	19,736,876	13,536,702	835,056	170,119
Derivative liabilities:
Credit default swaps	1,262,568	1,756,135	(1,311)	(12,107)
Currency swaps	18,459	41,865	1,706	5,041
Equity futures	(1)	–	870	–
Equity swaps	136,057	5,444,454	16,512	284,921
Interest rate futures	(17)	–	6,730	–
Interest rate swaps	15,034,996	13,175,966	366,016	305,657
Options	(3,466,359)	(7,052,116)	314,840	45,443

*Futures	are presented in contract format. Swaps and options are presented in notional format.

52

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2018 and 2017, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2018
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,669,762	$–	$–	$–	$1,669,762
Subject to repurchase agreements	205,405	–	–	–	205,405
Subject to dollar repurchase agreements	361,063	–	–	–	361,063
FHLB capital stock	133,400	–	–	–	133,400
On deposit with states	37,249	–	–	–	37,249
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	–	–	–	4,405,503
Pledged as collateral not captured in other categories	637,227	–	–	–	637,227
Other restricted assets	1,172,934	–	–	–	1,172,934

Total Restricted Assets	$8,622,543	$–	$–	$–	$8,622,543

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2017)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$2,461,167	$(791,405)	$–	$1,669,762	1.44%	1.44%
Subject to repurchase agreements	116,023	89,382	–	205,405	0.18%	0.18%
Subject to reverse repurchase agreements	–	–	–	–	0.00%	0.00%
Subject to dollar repurchase agreements	278,626	82,437	–	361,063	0.31%	0.31%
Subject to dollar reverse repurchase agreements	–	–	–	–	0.00%	0.00%
FHLB capital stock	175,800	(42,400)	–	133,400	0.11%	0.11%
On deposit with states	40,862	(3,613)	–	37,249	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,999,339	(593,836)	–	4,405,503	3.76%	3.76%
Pledged as collateral not captured in other categories	600,943	36,284	–	637,227	0.54%	0.54%
Other restricted assets	423,770	749,164	–	1,172,934	1.00%	1.00%

Total Restricted Assets	$9,096,530	$(473,987)	$–	$8,622,543	7.37%	7.37%

53

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts reported as Other restricted assets in the table above represent assets held in trust related to reinsurance.

The following tables show the pledged or restricted assets in other categories as of December 31, 2018 and 2017, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2018
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$587,361	$–	$–	$–	$587,361
Secured Funding Agreements	46,723	–	–	–	46,723
AMBAC	3,143	–	–	–	3,143

Total	$637,227	$–	$–	$–	$637,227

	Gross (Admitted & Nonadmitted) Restricted			Percentage

Description of Assets	Total From Prior Year (2017)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$577,146	$10,215	$587,361	0.50%	0.50%
Secured Funding Agreements	19,943	26,780	46,723	0.04%	0.04%
AMBAC	3,854	(711)	3,143	0.00%	0.00%

Total	$600,943	$36,284	$637,227	0.54%	0.54%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2018 and 2017:

	2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,379,285	$1,379,285	3.05%	3.06%
Securities lending collateral assets	1,670,537	1,670,537	3.69	3.70
Other	3,999	3,999	0.01	0.01

Total Collateral Assets	$3,053,821	$3,053,821	6.75%	6.77%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,054,914	7.77%

54

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$725,234	$725,235	1.55%	1.55%
Securities lending collateral assets	2,460,919	2,460,919	5.25	5.27
Other	9,974	9,973	0.02	0.02

Total Collateral Assets	$3,196,127	$3,196,127	6.82%	6.84%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,197,011	7.97%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2018	2017	2016
Income:
Bonds	$1,220,282	$1,597,423	$1,821,601
Preferred stocks	7,711	5,655	6,159
Common stocks	100,616	214,463	13,474
Mortgage loans on real estate	202,918	239,980	284,532
Real estate	20,190	20,862	22,698
Policy loans	38,144	39,825	41,872
Cash, cash equivalents and short-term	37,671	23,632	15,464
Derivatives	65,909	100,763	221,031
Other invested assets	72,460	294,772	81,017

Gross investment income	1,765,901	2,537,375	2,507,848
Less: investment expenses	201,761	167,604	142,071

Net investment income before amortization of IMR	1,564,140	2,369,771	2,365,777
Amortization of IMR	46,511	63,277	79,140

Net investment income	$1,610,651	$2,433,048	$2,444,917

55

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2018	2017	2016
Bonds	$(146,705)	$2,202,327	$(38,959)
Preferred stocks	1,539	535	933
Common stocks	(3,690)	(1,978)	885
Mortgage loans on real estate	(25,561)	89,463	145
Real estate	5,104	(4,101)	(3,377)
Cash, cash equivalents and short-term investments	(41)	(185)	131
Derivatives	(765,780)	(1,036,461)	(185,514)
Other invested assets	113,193	117,051	(143,751)

Change in realized capital gains (losses), before taxes	(821,941)	1,366,651	(369,507)
Federal income tax effect	6,082	(197,793)	(7,059)
Transfer from (to) interest maintenance reserve	129,505	(1,711,437)	69,383

Net realized capital gains (losses) on investments	$(686,354)	$(542,579)	$(307,183)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2018	2017	2016

Bonds	$34,974	$64,814	$87,348
Preferred stocks	(859)	(564)	(102)
Common stocks	1,874	1,468	95
Affiliated entities	157,530	398,521	420,679
Mortgage loans on real estate	26,618	(25,197)	149
Cash equivalents and short-term investments	143	8	(141)
Derivatives	1,052,471	(73,945)	(282,801)
Other invested assets	32,650	180,441	44,126

Change in unrealized capital gains (losses), before taxes	1,305,401	545,546	269,353
Taxes on unrealized capital gains (losses)	(54,921)	124,074	(202,078)

Change in unrealized capital gains (losses), net of tax	$1,250,480	$669,620	$67,275

56

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations at December 31, 2018 and 2017 were as follows:

	2018		2017
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,077	$173	$233	$(644)
Ordinary renewal business	94,263	84,248	88,791	78,408
Group life direct business	16,474	7,911	17,510	8,438
Credit direct business	13	13	55	55

	$111,827	$92,345	$106,589	$86,257

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows:

	Year Ended December 31
	2018	2017

Life insurance reserves	$11,431,333	$11,854,033
Annuity reserves and supplementary contracts with life contingencies	13,793,355	13,180,233
Accident and health reserves (including long term care)	681,838	715,419
Total policy reserves	$25,906,526	25,749,685

Deposit funds	915,773	1,042,297
Policy claims	485,636	399,919
Total policy reserves, deposit funds and claim liabilities	$27,307,935	$27,191,901

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

57

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2018 and 2017.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Valuation Manual section 21 (VM-21), Requirements for Principle-Based Reserves for Variable Annuities. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

58

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in VM-21 for determining the SSA.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2018 and 2017, the Company had insurance in force aggregating $78,179,488 and $93,922,936, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $1,667,131 and $1,816,099 to cover these deficiencies as of December 31, 2018 and 2017, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$-	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758
	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180
Total accident and health reserves	$814,744			$767,421

59

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2017
2017	$-	$316,002	$215,157	$100,845
2016 and prior	1,425,390	(1,282,531)	86,503	56,356
	1,425,390	$(966,529)	$301,660	157,201

Active life reserve	$3,953,654			$657,543
Total accident and health reserves	$5,379,044			$814,744

The Company’s unpaid claims reserve was decreased by (21,859) and ($1,282,351) for the years ended December 31, 2018 and 2017, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity. The change in 2017 resulted primarily from a new intercompany reinsurance agreement on the long term care block.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2018 and 2017 was $3,091 and $3,278, respectively. The Company incurred $16,534 and paid $16,722 of claim adjustment expenses during 2018, of which $1,771 of the paid amount was attributable to insured or covered events of prior years. The Company incurred -$17,765 and paid $15,543 of claim adjustment expenses during 2017, of which $1,190 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

60

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,186,894	$–	$–	$1,186,894	1%
At book value less surrender charge of 5% or more	502,104	–	–	502,104	1
At fair value	97,353	–	65,968,217	66,065,570	78
Total with adjustment or at fair value	1,786,351	–	65,968,217	67,754,568	80
At book value without adjustment (minimal or no charge or adjustment)	11,213,583	–	–	11,213,583	13
Not subject to discretionary withdrawal provision	5,744,774	38,792	254,223	6,037,789	7
Total annuity reserves and deposit liabilities	18,744,708	38,792	66,222,440	85,005,940	100%

Less reinsurance ceded	3,225,879	–	–	3,225,879
Net annuity reserves and deposit liabilities	$15,518,829	$38,792	$66,222,440	$81,780,061

	December 31 2017
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$981,060	$–	$–	$981,060	1%
At book value less surrender charge of 5% or more	309,366	–	–	309,366	1
At fair value	104,165	–	74,544,361	74,648,526	80
Total with adjustment or at fair value	1,394,591	–	74,544,361	75,938,952	82
At book value without adjustment (minimal or no charge or adjustment)	12,266,170	–	–	12,266,170	13
Not subject to discretionary withdrawal provision	4,681,115	44,915	75,027	4,801,057	5
Total annuity reserves and deposit liabilities	18,341,876	44,915	74,619,388	93,006,179	100%

Less reinsurance ceded	4,149,269	–	-	4,149,269
Net annuity reserves and deposit liabilities	$14,192,607	$44,915	$74,619,388	$88,856,910

61

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$–	$–	$11,732	$9,160,718	$9,172,450

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$–	$23,984	$14,808	$69,455,743	$69,494,535
Amortized cost	–	646,872	–	–	646,872
Total as of December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	69,201,520	69,201,520
At book value without fair value adjustment and with current surrender charge of less than 5%	–	646,872	–	–	646,872
Subtotal	–	646,872	–	69,201,520	69,848,392
Not subject to discretionary withdrawal	–	23,984	14,808	254,223	293,015
Total separate account reserve liabilities at December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

62

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$–	$–	$10,782	$8,705,180	$8,715,962

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$–	$25,346	$19,569	$78,023,636	$78,068,551
Amortized cost	–	633,003	–	–	633,003
Total as of December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	77,948,609	77,948,609
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,003	–	–	633,003
Subtotal	–	633,003	–	77,948,609	78,581,612
Not subject to discretionary withdrawal	–	25,346	19,569	75,027	119,942
Total separate account reserve liabilities at December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

63

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2016	$–	$64	$10,970	$8,767,639	$8,778,673

Reserves for separate accounts as of December 31, 2016 with assets at:
Fair value	$–	$21,505	$20,001	$70,154,420	$70,195,926
Amortized cost	–	633,674	–	–	633,674
Total as of December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2016:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	70,116,163	70,116,163
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,674	–	–	633,674
Subtotal	–	633,674	–	70,116,163	70,749,837
Not subject to discretionary withdrawal	–	21,505	20,001	38,257	79,763
Total separate account reserve liabilities at December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2018	2017	2016
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,198,986	$8,742,039	$8,767,931
Transfers from separate accounts	(12,522,352)	(11,223,730)	(8,507,967)
Net transfers to separate accounts	(3,323,366)	(2,481,691)	259,964
Miscellaneous reconciling adjustments	(152,560)	444,099	469,247
Net transfers as reported in the statements of operations of the life, accident and health annual statement	$(3,475,926)	$(2,037,592)	$729,211

64

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2018 and 2017, the Company’s separate account statement included legally insulated assets of $71,917,551 and $80,820,068, respectively. The assets legally insulated from general account claims at December 31, 2018 and 2017 are attributed to the following products:

	2018	2017
Group annuities	$23,941,313	$27,892,661
Variable annuities	43,329,322	48,043,845
Fixed universal life	695,569	665,407
Variable universal life	3,737,005	3,952,973
Variable life	198,613	222,858
Modified separate accounts	4,813	29,090
Registered Market Value
Annuity Product - SPL	10,916	13,234
Total separate account assets	$71,917,551	$80,820,068

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $519,373, $505,695, $483,307, $434,084, and $342,823, to the general account in 2018, 2017, 2016, 2015, and 2014, respectively. During the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the general account of the Company had paid $47,746, $43,334, $77,232, $223,304, and $35,985 respectively, toward separate account guarantees.

At December 31, 2018 and 2017, the Company reported guaranteed separate account assets at amortized cost in the amount of $643,109 and $616,456, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $679,964 and $669,442 at December 31, 2018 and 2017, respectively, which would have resulted in an unrealized gain of $36,855 and $52,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

65

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2018	2017	2016
Direct premiums	$14,431,051	$13,588,837	$14,081,227
Reinsurance assumed - non affiliates	1,268,615	1,351,628	1,412,887
Reinsurance assumed - affiliates	125,367	325,332	113,578
Reinsurance ceded - non affiliates	(3,040,806)	(15,100,457)	(2,018,612)
Reinsurance ceded - affiliates	(1,361,992)	(3,295,966)	489,464
Net premiums earned	$11,422,235	$(3,130,626)	$14,078,544

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,045 which has been included in the Statement of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statement of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statement of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R and Appendix A-791, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business

66

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction, the company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,306 which has been included in the Statement of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,013 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

67

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statement of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

68

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2016, the Company recaptured fixed annuity and funding agreement business previously ceded to TPLIC, an affiliate, on a coinsurance basis. The Company received cash and invested assets of $3,017,999 and recaptured policy and claim reserves of $3,030,564. A reinsurance receivable from TPLIC was established for the remaining $12,565 of assets to be transferred in support of the transferred policy and claim reserves. In addition, TPLIC transferred $82,218 of transfer date IMR to the Company. The Company paid net consideration to TPLIC resulting in a pre-tax loss of $40,086, which has been included in the Statement of Operations.

Effective October 1, 2016, TPLIC recaptured medium-term note funding agreements previously ceded to the Company on a coinsurance basis. The Company transferred cash and invested assets of $114,175 and released deposit-type reserves of $112,238 and a hedge novation of $2,228. A payable to TPLIC of $292 was established for remaining assets to be transferred in support of the hedge novation. The Company received consideration from TPLIC resulting in a pre-tax gain of $2,936 which has been included in the Statement of Operations.

Effective September 30, 2016, the Company ceded term life business to TWRI, an affiliate, on a coinsurance funds withheld basis. The Company paid an initial reinsurance premium of $41,565, transferred other net assets of $2,042, and released life and claim reserves of $296,656 and $21,926, respectively, resulting in a pre-tax gain of $274,974 ($178,733 net of tax) which has been credited directly to unassigned surplus. Effective January 1, 2017, an amendment was made to the reinsurance agreement with TWRI to allow reinsurance of post December 31, 2016 issue dates up to June 30, 2017 issue dates. The policies with issue dates in 2017 are subject to a $50 million maximum in total annualized premium.

The Company received reinsurance recoveries in the amount of $3,726,987, $3,735,152 and $3,220,276, during 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,061,987 and $285,160. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2018 and 2017 of $42,222,952 and $41,782,338, respectively, of which $20,685,628 and $20,587,204 were ceded to affiliates.

During 2018, 2017 and 2016 amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $514,911 ($335,855 after tax), $90,556 ($62,716 after tax) and $255,425 ($176,996 after tax), respectively.

The Company reports a reinsurance deposit receivable of $0 and $0 as of December 31, 2018 and 2017, respectively. In 1996, the Company entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2018, 2017 and 2016, the Company obtained letters of credit of $56,994, $55,017 and $98,006, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

69

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2018 and 2017 and the change from the prior year are comprised of the following components:

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,594,229	$129,592	$1,723,821
Statutory Valuation Allowance Adjustment	–	–	–
Adjusted Gross Deferred Tax Assets	1,594,229	129,592	1,723,821
Deferred Tax Assets Nonadmitted	96,652	–	96,652
Subtotal (Net Deferred Tax Assets)	1,497,577	129,592	1,627,169
Deferred Tax Liabilities	803,480	206,891	1,010,371
Net Admitted Deferred Tax Assets	$694,097	$(77,299)	$616,798

	December 31, 2017
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,460,587	$135,094	$1,595,681
Statutory Valuation Allowance Adjustment	2,432	–	2,432
Adjusted Gross Deferred Tax Assets	1,458,155	135,094	1,593,249
Deferred Tax Assets Nonadmitted	65,996	–	65,996
Subtotal (Net Deferred Tax Assets)	1,392,159	135,094	1,527,253
Deferred Tax Liabilities	774,613	217,917	992,530
Net Admitted Deferred Tax Assets	$617,546	$(82,823)	$534,723

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$133,642	$(5,502)	$128,140
Statutory Valuation Allowance Adjustment	(2,432)	–	(2,432)
Adjusted Gross Deferred Tax Assets	136,074	(5,502)	130,572
Deferred Tax Assets Nonadmitted	30,656	–	30,656
Subtotal (Net Deferred Tax Assets)	105,418	(5,502)	99,916
Deferred Tax Liabilities	28,867	(11,026)	17,841
Net Admitted Deferred Tax Assets	$76,551	$5,524	$82,075

70

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2018	2017	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$535,134	$349,887	$185,247
Investments	203,467	184,414	19,053
Deferred acquisition costs	224,432	146,018	78,414
Tax credit carry-forward	349,547	522,986	(173,439)
Foreign CFC Holdings	116,610	97,641	18,969
Policyholder Reserve Transitional Amount	100,487	103,545	(3,058)
Other (including items <5% of ordinary tax assets)	64,552	56,096	8,456
Subtotal	1,594,229	1,460,587	133,642

Statutory valuation allowance adjustment	–	2,432	(2,432)
Nonadmitted	96,652	65,996	30,656
Admitted ordinary deferred tax assets	1,497,577	1,392,159	105,418

Capital:
Investments	129,592	135,094	(5,502)
Other (including items <5% of total total capital tax assets)	–	–	–
Subtotal	129,592	135,094	(5,502)

Statutory valuation allowance adjustment	–	–	–
Nonadmitted	–	–	–
Admitted capital deferred tax assets	129,592	135,094	(5,502)
Admitted deferred tax assets	$1,627,169	$1,527,253	$99,916

	Year Ended December 31
	2018	2017	Change
Deferred Tax Liabilities:
Ordinary
Investments	$548,455	$525,495	$22,960
Policyholder reserves	34,570	42,066	(7,496)
Foreign CFC Holdings	90,887	77,311	13,576
Policyholder Reserve Transitional Amount	110,176	110,804	(628)
Other (including items <5% of total ordinary tax liabilities)	19,392	18,937	455
Subtotal	803,480	774,613	28,867
Capital
Investments	206,891	217,917	(11,026)
Other (including items <5% of total capital tax liabilities)	–	–	–
Subtotal	206,891	217,917	(11,026)
Deferred tax liabilities	1,010,371	992,530	17,841
Net deferred tax assets/liabilities	$616,798	$534,723	$82,076

71

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law. As a result, the Company reported a valuation allowance of $2,432 against its minimum tax credit carryover deferred tax assets to reflect the estimated sequestration fee expected to be charged on refunded credits in the 2017 financial statements. On January 14th, 2019, the Internal Revenue Service issued an announcement on its official website stating that certain refundable minimum tax credits will not be subject to sequestration. As a result, the Company released its valuation allowance related to sequestration in the 2018 financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law reducing the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $9,524, excluding $42,450 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

As a result of the TCJA, the Company’s tax reserve deductible temporary difference increased by $52,726. This change results in an offsetting $(52,726) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The tax reserve deductible temporary difference increased $18,569 from the estimate in the 2017 financials due to model refinements during 2018 to implement the Tax Cuts and Jobs Act provisions.

72

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2018 and 2017 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	583,655	33,143	616,798
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	583,655	33,143	616,798
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	774,224
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	913,922	96,449	1,010,371
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,497,577	$129,592	$1,627,169

			December 31, 2017
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	506,608	28,115	534,723
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	912,852
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	885,551	106,979	992,530
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,392,159	$135,094	$1,527,253

73

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	77,047	5,028	82,075
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	77,047	5,028	82,075
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(138,628)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	28,371	(10,530)	17,841
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$105,418	$(5,502)	$99,916

	December 31
	2018	2017	Change
Ratio Percentage Used To Determine Recovery
Period and Threshold Limitation Amount	836%	901%	-65%

Amount of Adjusted Capital and Surplus Used To
Determine Recovery Period and Threshold
Limitation in 2(b)2 above	$5,161,496	$6,085,680	$(924,184)

The impact of tax planning strategies at December 31, 2018 and 2017 was as follows:

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

74

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	8%	16%	8%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2018	2017	Change
Current Income Tax

Federal	$(29,827)	$(1,047,121)	$1,017,294
Foreign	–	31	(31)
Subtotal	(29,827)	(1,047,090)	1,017,263
Federal income tax on net capital gains	(6,082)	197,793	(203,875)
Utilization of capital loss carry-forwards	–	–	–
Other	–	–	–
Federal and foreign income taxes incurred	$(35,909)	$(849,297)	$813,388

	Year Ended December 31
	2017	2016	Change
Current Income Tax

Federal	$(1,047,121)	$(138,750)	$(908,371)
Foreign	31	(1)	32
Subtotal	(1,047,090)	(138,751)	(908,339)
Federal income tax on net capital gains	197,793	7,059	190,734
Utilization of capital loss carry-forwards	–		–
Other	–	–	–
Federal and foreign income taxes incurred	$(849,297)	$(131,692)	$(717,605)

75

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2018	2017	2016

Current income taxes incurred	$(35,909)	$(849,297)	$(131,692)

Change in deferred income taxes (without tax on unrealized gains and losses)	(167,651)	902,675	(189,046)

Total income tax reported	$(203,560)	$53,378	$(320,738)

Income before taxes	$(1,503,967)	$1,466,016	$79,690
	21.00%	35.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$(315,833)	$513,105	$27,892

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	$(29,121)	$(74,961)	$(74,012)
Tax credits	(51,984)	(53,734)	(25,037)
Tax adjustment for IMR	(12,999)	(747,003)	669
Surplus adjustment for in-force ceded	3,699	80,818	608
Nondeductible expenses	1,476	1,202	1,049
Deferred tax benefit on other items in surplus	166,621	131,796	(233,112)
Prior year tax return adjustment	26,916	4,179	1,486
Life-owned life insurance	(1,790)	(2,975)	(2,966)
Dividends from certain foreign corporations	2,895	2,639	1,620
Statutory valuation allowance	2,432	(2,432)	–
Pre-tax income of SMLLC’s	15,812	230,025	14,093
Tax-free distribution	–	129,644	–
Intercompany Dividends	(19,031)	(150,570)	(2,966)
Partnership Permanent Adjustment	(2,407)	(2,136)	(1,914)
Change in tax rates	–	9,524	–
Deferred only transfer - IWA	–	(16,157)	–
Audit Adjustment - Permanent	–	–	(21,196)
Other	9,754	414	(6,952)

Total income tax reported	$(203,560)	$53,378	$(320,738)

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see attached listing of companies in the Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2018.

76

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amount	Origination Dates	Expiration Dates
General Business Credit	$34,914	12-31-2008	12-31-2028
General Business Credit	51,944	12-31-2009	12-31-2029
General Business Credit	54,087	12-31-2010	12-31-2030
General Business Credit	45,647	12-31-2011	12-31-2031
General Business Credit	31,125	12-31-2012	12-31-2032
General Business Credit	24,880	12-31-2013	12-31-2033
General Business Credit	19,912	12-31-2014	12-31-2034
General Business Credit	14,991	12-31-2015	12-31-2035
General Business Credit	3,604	12-31-2016	12-31-2036
General Business Credit	7,119	12-31-2017	12-31-2037
General Business Credit	22,758	12-31-2018	12-31-2038
Total General Business Credit	$310,981
Foreign Tax Credit	$24,051	12-31-2017	12-31-2027
Total Foreign Tax Credit	$24,051

Gross AMT Credit Recognized as:

1a	Current year recoverable	$–
1b	Deferred tax asset (DTA)	14,515
2	Beginning Balance of AMT Credit Carryover	48,869
3	Amounts Recovered+	34,354
4	Adjustments	–
5	Ending Balance of AMT Credit Carryover (5=2-3-4)	14,515
6	Reduction for Sequestration	–
7	Nonadmitted by Reporting Entity	–
8	Reporting Entity Ending Balance (8=5-6-7)	$14,515

The Company elected to account for its alternative minimum tax credit (AMT Credit) carryforward as a deferred tax asset.

The Company incurred no income taxes during 2018, 2017, and 2016, available for recoupment in the event of future net capital losses.

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

	December 31,
	2018	2017
Unrecognized tax benefits, opening balance	$11,091	$9,763
Additions for - tax positions of prior years	2,538	1,328

Unrecognized tax benefits, ending balance	$13,629	$11,091

The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

77

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense/(benefit) related to income taxes for the years ending in December 31, 2018, 2017, and 2016 is $5,183, $(14,348), and $864, respectively. The total interest/(payable) receivable balance as of December 31, 2018 and 2017 is $(1,381) and $3,577, respectively. The Company recorded no liability for penalties.

The Company modified its calculation of dividends that are eligible for dividends received deduction in 2016. This resulted in recording a permanent tax benefit of $20,250 in the Company’s 2016 financial statement for years 2011-2015. This was treated as a change in estimate.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and an examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2018 and 2017.

The Company has 42,500 Series A preferred shares authorized, 42,500 shares issued, and 42,500 shares held by the Company as treasury stock, with a par value of $10. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2018. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $577,829.

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by Transamerica Corporation.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

78

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

On September 12, 2017 and June 28, 2017, the Company paid ordinary common stock dividends of $240,000 and $188,393, respectively, to its parent company.
The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018. On June 28 and December 21, 2017, the Company paid a cash return of capital in the amount of $372,572 and $50,000, respectively, to its parent.

The Company received ordinary common stock dividends from Transamerica Financial Life Insurance Company (TFLIC) in the amounts of $12,105 on June 29, 2018, $9,075 on December 21, 2017 and $10,289 on June 28, 2017. On December 13, 2018 and December 21, 2017, the Company received preferred stock dividends of $430 and $3, respectively, from TFLIC.

On December 18, 2018 and June 15, 2017, the Company received common stock dividends of $23,520 and $188,400, respectively, from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from SRC.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

The Company received a return of capital of $27,000 on June 28, 2017 from its subsidiary Investors Warranty of America, LLC (IWA).

On December 28, 2017, the Company received a return of capital of $135,000 and dividends of $221,506 from LIICA Holdings, LLC, a subsidiary.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2018, the Company meets the minimum RBC requirements.

On September 30, 2002, Life Investors Insurance Company of America (LIICA), which merged in to the Company effective October 2, 2008, received $150,000 from TA Corp in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

79

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Additional information related to the outstanding surplus notes at December 31, 2018 and 2017 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest

2018	$150,000	$9,000	$144,000	$2,250
2017	$150,000	$9,000	$135,000	$2,250

11. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2018 and 2017, respectively, securities with a fair value of $1,625,915 and $2,385,635 were on loan under securities lending agreements. At December 31, 2017, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,670,537 and $2,460,919 at December 31, 2018 and 2017, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2018	2017
Open	$1,669,762	$2,461,167
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–
Total	1,669,762	2,461,167

Securities received	–	–
Total collateral received	$1,669,762	$2,461,167

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

80

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2018		2017

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Open	$245,460	$245,460	$264,039	$264,039
30 days or less	418,414	418,414	913,484	913,484
31 to 60 days	300,130	300,130	376,158	376,158
61 to 90 days	173,187	173,187	489,542	489,542
91 to 120 days	301,294	301,294	191,141	191,141
121 to 180 days	232,052	232,052	226,555	226,555
181 to 365 days	–	–	–	–
1 to 2 years	–	–	–	–
2 to 3 years	–	–	–	–
Greater than 3 years	–	–	–	–

Total	1,670,537	1,670,537	2,460,919	2,460,919

Securities received	–	–	–	–

Total collateral reinvested	$1,670,537	$1,670,537	$2,460,919	$2,460,919

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,659,224 (fair value of $1,670,537) that are currently tradable securities that could be sold and used to pay for the $1,669,762 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by Transamerica Corporation (TA Corp) which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $12,769, $13,133 and $15,745 was allocated to the Company for the years ended December 31, 2018, 2017 and 2016 respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements

81

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP 102, Pensions. Pension expenses were $23,481, $30,676 and $35,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of post retirement expenses was $5,027, $7,332 and $6,527 for the years ended December 31, 2018, 2017 and 2016, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2018, 2017 and 2016 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the

82

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $892,554, $1,115,739 and $1,195,341 during 2018, 2017 and 2016, respectively. The amount paid as a result of being a party to these agreements was $580,203, $811,607 and $803,847 during 2018, 2017 and 2016, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $136,995, $148,943 and $136,494 for these services during 2018, 2017 and 2016, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $40,843, $37,029 and $57,231 for the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2018, 2017 and 2016, the Company received (paid) net interest of ($365), ($834) and $122 from (to) affiliates, respectively. At December 31, 2018 and 2017, respectively, the Company reported net payables from affiliates of $36,791 and $489. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

At December 31, 2017, the Company had short-term intercompany notes receivable of $168,300.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$53,600	December 21, 2018	1.18%
TA Corp	114,700	December 29, 2018	1.18%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2018 and 2017, the cash surrender value of these policies was $179,004 and $174,952, respectively, and is included in Other assets on the balance sheet. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $167,126 and $166,473 at December 31, 2018 and 2017, respectively, and is included in Aggregate reserves for policies and contracts on the balance sheet.

83

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$25,943
Real Estate Alternatives Portfolio 3, LLC	$29,149
Real Estate Alternatives Portfolio 4 HR, LLC	$88,280
Aegon Multi-Family Equity Fund, LLC	$54,942
Natural Resources Alternatives Portfolio I, LLC	$90,600
Zero Beta Fund, LLC	$257,831

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97, entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from IWA, a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statement of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

84

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2018 and 2017:

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$–
GARNET ASSURANCE CORP	100	–	–	–
LIFE INVESTORS ALLIANCE LLC	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–
0	–	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$–

Aggregate Total	XXX	$1,023,065	$1,023,065	$–

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$16,471	$16,471	$–
GARNET ASSURANCE CORP	–	–	–	–
LIFE INVESTORS ALLIANCE LLC	–	–	–	–
ASIA INVESTMENT HOLDING LTD	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$16,471	$16,471	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,117,737	$1,117,737	$–

Aggregate Total	XXX	$1,117,737	$1,117,737	$–

85

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA		–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA		–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA		–	Y	N	I
GARNET ASSURANCE CORP III	NA		–	N	N	I
0	–		–	–	–	–
Total SSAP No. 97 8b(iii) Entities	–	–	$16,471	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$815,587	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$832,058	–	–	–
Aggregate Total	–	–	$832,058	–	–	–

86

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31, 2017

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2017	$17,072	Y	N	I
GARNET ASSURANCE CORP	S1	9/27/2017	–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	S1	9/27/2017	–	Y	N	I
ASIA INVESTMENT HOLDING LTD	S1	9/27/2017	–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	S1	9/21/2017	–	Y	N	I
GARNET ASSURANCE CORP III	S1	12/28/2017	–	N	N	I
Total SSAP No. 97 8b(iii) Entities	–	–	$17,072	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S1	12/28/2017	$924,067	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$924,067	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$941,139	–	–	–
Aggregate Total	–	–	$941,139	–	–	–

* S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing

** I – Immaterial or M – Material

(1) NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Letter of credit
Pine Falls Re (PFRe)	Letter of credit
Stonebridge Reinsurance Company (SRC)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

87

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has three LPS with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Riverwood Reinsurance, Inc. (TRRI)	Parental guarantee
TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$–	$(210,000)	$–	$–
Pine Falls Re**	–	(1,200,000)	–	–
Stonebridge Reinsurance Company**	–	(753,321)	–	–
MLIC Re**	–	(830,000)	–	–
TLIC Riverwood Reinsurance, Inc.	–	(2,163,084)	1,049,158	–
TLIC Oakbrook Reinsurance, Inc.	–	(1,136,283)	128,495	–
TLIC Watertree Reinsurance, Inc.	–	(745,523)	493,278	–

*    Per AP&P Manual (without permitted or prescribed practices)

**    The SCA is valued at zero in the Company’s financial statements

The above SCA entities had not been permitted to include a letter of credit as an admitted asset recognized in the financial statements, the risk- based capital would have been below the mandatory control level. If the RBC for each of the insurance SCA entities listed above would have triggered a regulatory event had they not used a prescribed practice.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

14. Commitments and Contingencies

At December 31, 2018 and 2017, the Company has mortgage loan commitments of $238,370 and $91,038, respectively.

88

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments for $718,870 and $701,790 as of December 31, 2018 and 2017, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $55,107 and $40,605, respectively.

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2018 and 2017 was $11,086 and $14,987, respectively.

At December 31, 2018 and 2017, the Company has private placement commitments outstanding of $78,516 and $46,679, respectively.

The Company sold $1,658 and $0 of “to-be-announced” (TBA) securities as of December 31, 2018 and 2017, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. In addition, the amount of cash collateral pledged by the Company as of December 31, 2018 and 2017, respectively, was $0 and $15,151.

At December 31, 2018 and 2017, securities in the amount of $227,624 and $45,201, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2018. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2018, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to

89

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2018, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2018, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB holds related statutory-basis policy and claim reserves of $2,212,527 and $1,918,249, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,458,012 and $3,168,807, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

90

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $587 and $545 under this agreement in 2018 and 2017, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2018 and 2017 for the total payout block is $3,235,571 and $3,286,580, respectively. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2018 and 2017:

	December 31
	2018	2017
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,670,570	$5,087,084

Current liability recognized in financial statements:
Noncontingent liabilities	–	–

Contingent liabilities	–	–

Ultimate financial statement impact if action required:
Incurred claims	5,670,539	5,087,056
Other	31	28
Total impact if action required	$5,670,570	$5,087,084

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,274,093. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

91

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2018	2017
Membership Stock:
Class A	$–	$–
Class B	10,000	10,000
Activity Stock	123,400	165,800
Excess Stock	–	–
Total	$133,400	$175,800

At December 31, 2018 and 2017, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Decemeber 31, 2017
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

At December 31, 2018 and 2017, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

	Fair Value	Carry Value
Decemeber 31, 2017
Total Collateral Pledged	$5,262,087	$4,999,339
Maximum Collateral Pledged	5,534,849	5,317,412

92

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the borrowings from the FHLB were as follows:

	December 31, 2018		December 31, 2017
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established

Debt[1]	$2,820,000	$–	$3,820,000	$–
Funding agreements[2]	265,000	266,742	325,000	326,380
Other	–	–	–	–

Total	$3,085,000	$266,742	$4,145,000	$326,380

1 The maximum amount of borrowing during 2018 was $2,820,000

2 The maximum amount of borrowing during 2018 was $265,000

As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years. As of December 31, 2017, the weighted average interest rate on FHLB advances was 1.544% with a weighted average term of 5.2 years.

At December 31, 2018 the prepayment penalties information is as follows:

Does the Company have prepayment obligations under the following arrangements (yes/no)?
Debt	NO
Funding Agreements	NO
Other	N/A

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,905,244 and $2,762,795 as of December 31, 2018 and 2017, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2018.

93

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has been named in class action and individual lawsuits relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. In one federal class action filed in the Central District of California, the parties agreed to settle the case and a $210,100 provision was established in 2018, which included $15,000 for additional costs for attorney fees, class notice and administration. In January 2019, the court approved the settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The Company continues to hold a provision for these policyholders. The provision for this settlement is included in other liabilities in the balance sheet and general expenses within the statement of operations.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,864 and $10,075 and an offsetting premium tax benefit $6,173 and $7,345 at December 31, 2018 and 2017, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $400, $216 and $6,142, for the years ended December 31, 2018, 2017 and 2016, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $95,515 and $93,497 for municipal repurchase agreements as of December 31, 2018 and 2017, respectively. The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book adjusted carry values of $205,405 and $116,023, respectively, and fair values of $217,575 and $125,733, respectively, as of December 31, 2018 and 2017. These securities have maturity dates that range from 2019 to 2097.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.

94

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2018 and 2017, the Company had dollar repurchase agreements outstanding in the amount of $361,063 and $330,081, respectively. The Company had an outstanding liability for borrowed money in the amount $205,345 and $330,318, which included accrued interest of $1,092 and $885, at December 31, 2018 and 2017, respectively due to participation in dollar repurchase agreements.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2018	2017

Open	$204,253	$329,434
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–

Total	204,253	329,434

Securities received	–	–

Total collateral received	$204,253	$329,434

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2018 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)

Bonds:
NAIC 5	1	$1,448	$1,459	$31
Common stocks:
Common stocks	4	$15	$21	$10

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2018 through April 25, 2019.

95

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified a Type II subsequent event for the year ended December 31, 2018. The Company ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary (SRUS) with whom TLIC is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. At December 31, 2018, the Company’s reserves ceded to Scottish Re Group were $108,320.

17. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through July 1, 2019.

As discussed in Note 16 to the audited financial statements, the company has ceded certain reinsurance to a SRUS. On May 16, 2019, the Iowa Insurance Division suspended the certificate of authority for SRUS. This suspension may result in the loss of reinsurance credit related to SRUS and thus, the company may experience an increase in net reserves. See Note 16 Subsequent Events for additional details, including reserve credits related to SRUS at December 31, 2018.

With the approval of the Iowa Insurance Division, the Company paid a $250,000 return of capital to its parent, CGC, and also repaid $150,000 of surplus note principal to TA Corp on June 21, 2019.

Effective July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division on April 29, 2019 and the Arkansas Insurance Department commissioner on May 31, 2019.

TALIC statutory balances at December 31, 2018 were as follows:

Total assets	$7,204,454
Total liabilities	$6,705,315
Net income (loss)	($70,314)
Total capital and surplus	$499,139

96

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Corporation	42-1484983

Aegon Asset Management Services Inc	39-1884868

Aegon Direct Marketing Services Inc	42-1470697

Aegon Financial Services Group Inc	41-1479568

Aegon Institutional Markets Inc	61-1085329

Aegon Management Company	35-1113520

Aegon USA Real Estate Services Inc	61-1098396

Aegon USA Realty Advisors of CA FKA Pensaprima Inc	20-5023693

AFSG Securities Corporation	23-2421076

AUSA Properties Inc	27-1275705

Commonwealth General Corporation	51-0108922

Creditor Resources Inc	42-1079584

CRI Solutions Inc	52-1363611

Financial Planning Services Inc	23-2130174

Firebird Reinsurance Corporation	47-3331975

Garnet Assurance Corporation	11-3674132

Garnet Assurance Corporation II	14-1893533

Garnet Assurance Corporation III	01-0947856

Intersecurities Ins Agency	42-1517005

LIICA RE II	20-5927773

Massachusetts Fidelity Trust	42-0947998

MLIC RE I Inc	01-0930908

Money Services Inc	42-1079580

Monumental General Administrators Inc	52-1243288

Pearl Holdings Inc I	20-1063558

Pearl Holdings Inc II	20-1063571

Pine Falls Re Inc	26-1552330

Real Estate Alternatives Portfolio 3A Inc	20-1627078

River Ridge Insurance Company	20-0877184

Short Hills Management	42-1338496

Southwest Equity General Company	86-0455577

Stonebridge Benefit Services Inc	75-2548428

97

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN

Stonebridge Reinsurance Company	61-1497252

TCF Asset Management Corp	84-0642550

TCFC Air Holdings Inc	32-0092333

TCFC Asset Holdings Inc	32-0092334

TLIC Oakbrook Reinsurance Inc.	47-1026613

TLIC Riverwood Reinsurance Inc	45-3193055

TLIC Watertree Reinsurance, Inc.	81-3715574

Transamerica Advisors Life Insurance Company (FKA MLLIC)	91-1325756

Transamerica Accounts Holding Corp	36-4162154

Transamerica Affinity Services Inc	42-1523438

Transamerica Affordable Housing Inc	94-3252196

Transamerica Agency Network Inc (FKA: Life Inv Fin Group)	61-1513662

Transamerica Asset Management (fka Transamerica Fund Advisors)	59-3403585

Transamerica Capital Inc	95-3141953

Transamerica Casualty Insurance Company	31-4423946

Transamerica Commercial Finance Corp I	94-3054228

Transamerica Consumer Finance Holding Company	95-4631538

Transamerica Corporation (OREGON)	98-6021219

Transamerica Distribution Finance Overseas Inc	36-4254366

Transamerica Finance Corporation	95-1077235

Transamerica Financial Advisors FKA InterSecurities	59-2476008

Transamerica Financial Life Insurance Company	36-6071399

Transamerica Fund Services Inc	59-3403587

Transamerica Home Loan	95-4390993

Transamerica International Re (Bermuda) Ltd	98-0199561

Transamerica Investors Securities Corp	13-3696753

Transamerica Leasing Holdings Inc	13-3452993

Transamerica Life Insurance Company	39-0989781

Transamerica Pacific Insurance Co Ltd	94-3304740

Transamerica Premier Life Insurance Company	52-0419790

Transamerica Resources Inc (FKA: Nat Assoc Mgmt)	52-1525601

Transamerica Small Business Capital Inc	36-4251204

98

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959

Zero Beta Fund LLC	26-1298094

99

Statutory-Basis Financial

Statement Schedules

100

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2018

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$6,331,854	$6,598,931	$6,473,506
States, municipalities and political subdivisions	775,531	798,840	775,531
Foreign governments	362,823	352,919	362,847
Hybrid securities	382,258	379,539	382,045
All other corporate bonds	18,495,323	19,020,347	18,473,880
Preferred stocks	98,907	91,213	97,382
Total fixed maturities	26,446,696	27,241,789	26,565,191

Equity securities
Common stocks:
Industrial, miscellaneous and all other	154,552	171,979	171,979
Total equity securities	154,552	171,979	171,979

Mortgage loans on real estate	4,574,654		4,574,654
Real estate	114,446		114,446
Policy loans	551,658		551,658
Other long-term investments	955,194		955,194
Receivable for securities	123,959		123,959
Securities lending	1,670,537		1,670,537
Cash, cash equivalents and short-term investments	1,955,703		1,955,703
Total investments	$36,547,399		$36,683,321

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2)

United States government, state, municipal and political, hybrid and corporate bonds of $36,959 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $4,598 due to having an NAIC 6 rating.

101

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*

Year ended December 31, 2018
Individual life	$10,400,565	$–	$343,340	$104,339	$693,537	$1,425,541	$888,908
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,939	95,911	306,199	276,705
Annuity	13,793,355	–	30,315	10,572,727	654,092	16,123,471	(2,756,710)
Other	–	–	–	–	141,741	–	–

	$25,793,087	$113,439	$485,636	$11,422,235	$1,610,651	$17,921,024	$(1,397,417)

Year ended December 31, 2017
Individual life	$9,987,824	$–	$250,100	$(7,812,143)	$(1,056,944)	$(1,870,315)	$603,366
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,017,983	–	22,133	5,662,618	1,468,343	9,211,736	(2,084,576)
Other	–	–	–	–	438,652	–	–

	$25,634,672	$115,013	$399,919	$(3,130,626)	$2,433,048	$3,220,189	$(2,180,703)

Year ended December 31, 2016
Individual life	$13,570,924	$–	$241,127	964,932	$768,583	$1,682,114	$850,556
Individual health	4,104,887	96,408	177,690	128,097	288,730	350,311	164,250
Group life and health	1,920,903	26,223	111,533	646,226	126,113	395,670	313,984
Annuity	18,660,981	–	24,395	12,339,288	1,108,862	12,847,222	1,559,407
Other	–	–	–	–	152,629	–	–

	$38,257,695	$122,631	$554,745	$14,078,543	$2,444,917	$15,275,317	$2,888,197

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

102

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2018
Life insurance in force	$972,796,627	$831,130,720	$–	$141,665,907	0%

Premiums:
Individual life	$2,453,331	$3,644,497	$1,295,506	$104,340	1242%
Individual health	532,130	429,165	3,264	106,230	3%
Group life and health	753,427	131,816	17,328	638,939	3%
Annuity	10,692,163	197,320	77,884	10,572,727	1%
	$14,431,051	$4,402,798	$1,393,982	$11,422,236	12%

Year ended December 31, 2017
Life insurance in force	$533,085,617	$887,695,994	$484,569,310	$129,958,933	373%

Premiums:
Individual life	$2,443,494	$11,836,066	$1,580,429	$(7,812,143)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,813,201	4,215,856	65,273	5,662,618	1%
	$13,588,837	$18,396,423	$1,676,960	$(3,130,626)	-54%

Year ended December 31, 2016
Life insurance in force	$529,122,141	$916,395,356	$525,650,271	$138,377,056	380%

Premiums:
Individual life	$2,422,512	$2,887,979	$1,430,399	$964,932	148%
Individual health	554,332	431,437	5,202	128,097	4%
Group life and health	820,508	203,774	29,492	646,226	5%
Annuity	10,283,875	(1,994,042)	61,372	12,339,288	0%
	$14,081,227	$1,529,148	$1,526,465	$14,078,543	11%

103

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Years Ended December 31, 2018 and 2017

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Advisors Life Insurance Company and the Contract Owners of Merrill Lynch Life Variable Annuity Separate Account D

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Merrill Lynch Life Variable Annuity Separate Account D indicated in the table below as of December 31, 2018, and the related statements of operations and changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account D as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

AB Discovery Value Class A Shares (1)	Invesco American Franchise Fund Class A Shares (1)
AB International Value Class A Shares (1)	Invesco Charter Class A Shares (1)
AB Large Cap Growth Class A Shares (1)	Invesco Comstock Class A Shares (1)
AB Relative Value Class A Shares (1)	Invesco Equity and Income Class A Shares (1)
AB Value Class A Shares (1)	Invesco Mid Cap Core Equity Class A Shares (1)
AllianzGI NFJ Dividend Value Class A Shares (1)	Invesco Mid Cap Growth Class A Shares (1)
AllianzGI NFJ Small-Cap Value Class A Shares (1)	Invesco Value Opportunities Class A Shares (1)
American Funds - EuroPacific Growth Fund® Class F -1 Shares (1)	Janus Henderson Enterprise Class A Shares (1)
American Funds - Growth Fund of America® Class F -1 Shares (1)	Janus Henderson Forty Class A Shares (1)
American Funds - Income Fund of America® Class F -1 Shares (1)	JPMorgan Small Cap Growth Class A Shares (1)
American Funds - Investment Company of America® Class F -1 Shares (1)	Lord Abbett Affiliated Class A Shares (1)
American Funds - The Bond Fund of America® Class A Shares (1)	Lord Abbett Bond-Debenture Class A Shares (1)
American Funds - The Bond Fund of America® Class F -1 Shares (1)	Lord Abbett Mid Cap Stock Class A Shares (1)
American Funds - The Growth Fund of America® Class A Shares (1)	MFS® Growth Class A Shares (1)
American Funds - The Income Fund of America® Class A Shares (1)	MFS® Mid Cap Growth Class A Shares (1)
American Funds - The Investment Company of America® Class A Shares (1)	MFS® Research International Class A Shares (1)
AMG Renaissance Large Cap Growth Class N Shares (3)	Oppenheimer Capital Appreciation Class A Shares (1)

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606

T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1(i)

BlackRock Advantage Global Investor A Shares (1)	Oppenheimer Fundamental Alternatives Class A Shares (1)
BlackRock Advantage International Investor A Shares (1)	Oppenheimer Global Class A Shares (1)
BlackRock Advantage Large Cap Core Investor A Shares (1)	Oppenheimer Main Street Mid Cap® Class A Shares (1)
BlackRock Advantage Large Cap Value Investor A Shares (1)	Oppenheimer Main Street® Class A Shares (1)
BlackRock Advantage U.S. Total Market Investor A Shares (1)	PIMCO CommodityRealReturn Strategy Class A Shares (1)
BlackRock Basic Value Investor A Shares (1)	PIMCO Low Duration Class A Shares (1)
BlackRock Capital Appreciation Investor A Shares (1)	PIMCO Real Return Class A Shares (1)
BlackRock Global Allocation Investor A Shares (1)	PIMCO Total Return Class A Shares (1)
BlackRock High Yield Bond Investor A Shares (1)	Pioneer Class A Shares (1)
BlackRock International Investor A Shares (1)	Pioneer High Yield Class A Shares (1)
BlackRock iShares MSCI EAFE International Index Investor A Shares (1)	Pioneer Real Estate Shares Class A Shares (1)
BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares (1)	Pioneer Select Mid Cap Growth Class A Shares (1)
BlackRock iShares S&P 500 Index Investor A Shares (1)	Putnam Equity Income Class A Shares (4)
BlackRock Large Cap Focus Growth Investor A Shares (1)	Putnam Growth Opportunities Class A Shares (1)
BlackRock Low Duration Bond Investor A Shares (1)	Putnam International Equity Class A Shares (1)
BlackRock Total Return Investor A Shares (1)	Ready Assets Government Liquidity (1)
BlackRock U.S. Government Bond Investor A Shares (1)	TA Asset Allocation - Conservative Class A Shares (5)
Cohen & Steers Real Estate Securities Class A Shares (1)	TA Asset Allocation - Moderate Class A Shares (5)
Columbia Large Cap Growth III Class A Shares (1)	TA Asset Allocation - Moderate Growth Class A Shares (5)
Columbia Mid Cap Growth Class A Shares (1)	TA Barrow Hanley Dividend Focused Service Class (2)
Columbia Select Small Cap Value Class A Shares (1)	TA Bond Class A Shares (1)
Davis New York Venture Class A Shares (1)	TA Dividend Focused Class A Shares (1)
Delaware Smid Cap Growth Class A Shares (1)	TA Greystone International Growth Initial Class (2)
Dreyfus Appreciation Investor Shares (1)	TA Jennison Growth Service Class (2)
Eaton Vance Floating-Rate Class A Shares (1)	TA JPMorgan Mid Cap Value Service Class (2)
Eaton Vance Large-Cap Value Class A Shares (1)	TA Multi-Cap Growth Class A Shares (1)
Federated Equity Income Class A Shares (1)	TA Multi-Managed Balanced Class A Shares (5)
Federated Kaufmann Class A Shares (1)	TA Small/Mid Cap Value Class A Shares (1)
Fidelity Advisor® Equity Growth Class A Shares (1)	TA T. Rowe Price Small Cap Service Class (2)
Fidelity Advisor® Overseas Class A Shares (1)	TA TS&W International Equity Service Class (2)
Fidelity Advisor® Stock Selector Mid Cap Class A Shares (1)	TA US Growth Class A Shares (1)
Franklin Templeton Growth Class A Shares (1)	TA WMC US Growth Service Class (2)

(1)	Statements of operations and changes in net assets for the years ended December 31, 2018 and 2017

1(ii)

(2)	Statements of operations and changes in net assets for the year ended December 31, 2018 and for the period August 18, 2017 (commencement of operations) through December 31, 2017
(3)	Statements of operations and changes in net assets for the year ended December 31, 2018 and for the period July 31, 2017 (commencement of operations) through December 31, 2017
(4)	Statements of operations and changes in net assets for the year ended December 31, 2018 and for the period May 11, 2017 (commencement of operations) through December 31, 2017
(5)	Statements of operations and changes in net assets for the year ended December 31, 2018 and for the period March 27, 2017 (commencement of operations) through December 31, 2017

Basis for Opinions

These financial statements are the responsibility of the Transamerica Advisors Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account D based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with relevant ethical requirements relating to our audit, which include standards of the American Institute of Certified Public Accountants (AICPA) Code of Professional Conduct.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 18, 2019

We have served as the auditor of one or more of the subaccounts in Merrill Lynch Life Variable Annuity Separate Account D since 2014.

1(iii)

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AB Discovery Value Class A Shares	180,324.291	$3,592,082	$3,119,610	$2	$3,119,612	131,355	$23.080884	$24.781100
AB International Value Class A Shares	156,082.817	2,046,289	1,777,783	5	1,777,788	309,564	5.591477	5.931757
AB Large Cap Growth Class A Shares	54,640.186	2,521,595	2,429,849	—	2,429,849	60,088	40.437947	40.437947
AB Relative Value Class A Shares	1,048,001.665	5,736,463	5,009,448	29	5,009,477	163,629	30.614911	30.614911
AB Value Class A Shares	30,686.362	400,842	401,991	2	401,993	29,466	13.189069	14.160838
AllianzGI NFJ Dividend Value Class A Shares	382,044.999	5,415,838	4,091,702	(3)	4,091,699	317,472	12.538118	13.300804
AllianzGI NFJ Small-Cap Value Class A Shares	353,268.044	7,505,304	4,479,439	(1)	4,479,438	158,839	20.738100	33.408654
American Funds - EuroPacific Growth Fund® Class F -1 Shares	79,671.532	3,755,890	3,574,862	3	3,574,865	183,628	18.710315	20.089088
American Funds - Growth Fund of America® Class F -1 Shares	273,845.385	10,657,586	11,627,475	10	11,627,485	431,896	25.902831	27.811798
American Funds - Income Fund of America® Class F -1 Shares	201,635.759	3,673,886	4,149,664	(6)	4,149,658	210,455	18.896911	20.289407
American Funds - Investment Company of America® Class F -1	162,374.559	5,187,011	5,491,508	(117)	5,491,391	246,186	21.412503	22.990496
American Funds - The Bond Fund of America® Class A Shares	448,409.944	5,475,199	5,636,513	(4)	5,636,509	367,439	15.339978	15.339978
American Funds - The Bond Fund of America® Class F -1 Shares	205,980.555	2,616,607	2,589,176	(208)	2,588,968	209,714	11.894969	12.771477
American Funds - The Growth Fund of America® Class A Shares	806,630.626	31,934,253	34,491,526	—	34,491,526	888,803	38.806736	38.806736
American Funds - The Income Fund of America® Class A Shares	563,295.082	10,535,687	11,620,778	(1)	11,620,777	412,564	28.167209	28.167209
American Funds - The Investment Company of America® Class A	600,221.011	20,877,536	20,353,494	(66)	20,353,428	655,765	31.037701	31.037701
AMG Renaissance Large Cap Growth Class N Shares	4,316.813	56,250	45,240	—	45,240	4,595	9.822888	9.893538
BlackRock Advantage Global Investor A Shares	29,994.436	675,855	528,202	(2)	528,200	23,468	21.353259	22.926235
BlackRock Advantage International Investor A Shares	116,368.332	1,593,814	1,650,103	1	1,650,104	117,389	13.843582	14.358497
BlackRock Advantage Large Cap Core Investor A Shares	422,425.441	6,074,980	5,761,883	(1)	5,761,882	264,640	21.036343	22.585704
BlackRock Advantage Large Cap Value Investor A Shares	134,701.518	2,720,910	3,180,303	9	3,180,312	162,369	18.926843	20.320963
BlackRock Advantage U.S. Total Market Investor A Shares	225,247.452	5,708,656	5,198,711	(6)	5,198,705	186,460	19.270047	32.795013
BlackRock Basic Value Investor A Shares	1,495,691.201	35,183,759	28,178,822	(19)	28,178,803	1,324,263	18.623716	28.734577
BlackRock Capital Appreciation Investor A Shares	1,714,121.173	40,896,316	39,819,035	(30)	39,819,005	1,480,346	24.478294	31.831350
BlackRock Global Allocation Investor A Shares	5,515,210.136	103,153,649	95,413,135	(100)	95,413,035	4,525,512	17.950712	29.200214
BlackRock High Yield Bond Investor A Shares	2,588,878.084	20,189,045	18,458,701	(163)	18,458,538	1,356,355	13.365547	13.862595
BlackRock International Investor A Shares	130,267.878	2,005,936	1,748,195	1	1,748,196	161,370	10.664916	11.065875
BlackRock iShares MSCI EAFE International Index Investor A Shares	12,463.749	150,414	145,701	1	145,702	10,166	13.891100	14.914550
BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares	3,194.694	41,300	53,958	1	53,959	2,471	20.833411	22.368131
BlackRock iShares S&P 500 Index Investor A Shares	64,059.321	16,877,787	19,048,039	(6)	19,048,033	1,164,702	16.075276	16.540056
BlackRock Large Cap Focus Growth Investor A Shares	392,201.186	4,948,357	3,945,544	(16)	3,945,528	144,248	26.380545	28.323521
BlackRock Low Duration Bond Investor A Shares	9,369.107	90,880	88,538	—	88,538	8,842	9.839886	10.213577
BlackRock Total Return Investor A Shares	5,657,116.101	66,556,854	63,472,843	(303)	63,472,540	4,672,862	12.701801	14.532326
BlackRock U.S. Government Bond Investor A Shares	1,513,907.969	15,968,768	15,411,583	(117)	15,411,466	1,508,483	9.903521	10.279623
Cohen & Steers Real Estate Securities Class A Shares	36,531.705	514,258	500,119	6	500,125	21,968	21.959603	23.577175
Columbia Large Cap Growth III Class A Shares	355,403.531	5,421,822	5,359,485	2	5,359,487	449,963	11.853159	11.983092
Columbia Mid Cap Growth Class A Shares	24,452.961	610,895	465,829	(8)	465,821	30,967	14.695434	15.273787
Columbia Select Small Cap Value Class A Shares	699,129.544	12,641,847	10,179,326	3	10,179,329	293,097	34.730269	34.730269
Davis New York Venture Class A Shares	816,762.060	26,944,680	20,010,670	44	20,010,714	860,031	19.047524	28.913203
Delaware Smid Cap Growth Class A Shares	130,813.889	2,752,857	2,505,086	4	2,505,090	103,118	23.516130	24.501515
Dreyfus Appreciation Investor Shares	342,495.018	12,408,907	9,493,962	16	9,493,978	466,882	19.660697	21.109081
Eaton Vance Floating-Rate Class A Shares	438,882.107	4,054,667	3,941,161	(380)	3,940,781	292,464	13.034544	13.995061

See accompanying notes

2

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
Eaton Vance Large-Cap Value Class A Shares	189,544.009	$3,475,116	$3,127,476	$(11)	$3,127,465	220,583	$13.799149	$14.638495
Federated Equity Income Class A Shares	63,147.205	1,396,865	1,173,907	(234)	1,173,673	92,826	12.487906	12.849013
Federated Kaufmann Class A Shares	876,398.434	4,857,529	4,417,048	(3)	4,417,045	154,680	27.443598	29.465454
Fidelity Advisor® Equity Growth Class A Shares	178,897.898	1,819,409	1,814,025	(7)	1,814,018	54,517	24.772955	33.626442
Fidelity Advisor® Overseas Class A Shares	57,356.596	915,710	1,158,030	(2)	1,158,028	51,142	22.643490	22.643490
Fidelity Advisor® Stock Selector Mid Cap Class A Shares	26,582.693	696,947	761,860	4	761,864	23,428	32.519917	32.519917
Franklin Templeton Growth Class A Shares	201,697.203	4,208,198	4,181,183	77	4,181,260	245,819	13.975917	21.466723
Invesco American Franchise Fund Class A Shares	27,393.095	480,031	472,257	(1)	472,256	31,262	15.106488	15.106488
Invesco Charter Class A Shares	27,842.408	528,982	408,170	4	408,174	23,948	17.043904	17.043904
Invesco Comstock Class A Shares	1,598,452.674	35,721,062	34,398,702	2	34,398,704	1,533,134	19.131489	31.720324
Invesco Equity and Income Class A Shares	274,210.396	2,736,631	2,500,799	66	2,500,865	95,618	26.154754	26.154754
Invesco Mid Cap Core Equity Class A Shares	128,402.697	2,795,462	2,186,698	—	2,186,698	119,191	17.823541	19.136649
Invesco Mid Cap Growth Class A Shares	51,021.087	1,665,011	1,596,960	2	1,596,962	84,114	18.985768	18.985768
Invesco Value Opportunities Class A Shares	22,416.769	263,454	229,548	(2)	229,546	168,761	1.335171	1.386944
Janus Henderson Enterprise Class A Shares	281,027.492	25,827,767	30,022,167	6	30,022,173	896,623	32.700609	34.285298
Janus Henderson Forty Class A Shares	210,454.522	6,355,534	6,193,677	8	6,193,685	261,479	22.994485	24.392955
JPMorgan Small Cap Growth Class A Shares	136,875.151	1,901,829	1,836,865	(1)	1,836,864	82,990	21.470013	22.776045
Lord Abbett Affiliated Class A Shares	126,848.125	1,925,593	1,671,858	4	1,671,862	90,216	17.838399	19.152646
Lord Abbett Bond-Debenture Class A Shares	1,725,445.822	13,726,879	12,889,080	(399)	12,888,681	598,936	17.925010	24.957636
Lord Abbett Mid Cap Stock Class A Shares	450,536.529	9,195,805	10,817,382	12	10,817,394	481,806	17.081967	26.674138
MFS® Growth Class A Shares	146,006.810	10,979,003	12,892,401	33	12,892,434	533,880	24.148578	24.148578
MFS® Mid Cap Growth Class A Shares	701,187.905	9,011,912	10,819,329	(7)	10,819,322	342,833	31.558593	31.558593
MFS® Research International Class A Shares	425,265.265	7,061,970	6,689,423	7	6,689,430	291,558	22.943765	22.943765
Oppenheimer Capital Appreciation Class A Shares	15,826.780	875,004	799,727	(10)	799,717	42,075	18.310272	19.659182
Oppenheimer Fundamental Alternatives Class A Shares	20,568.339	547,939	530,869	4	530,873	33,161	16.008787	16.008787
Oppenheimer Global Class A Shares	29,841.759	2,213,201	2,205,604	5	2,205,609	66,314	33.260306	33.260306
Oppenheimer Main Street Mid Cap® Class A Shares	48,118.070	1,278,741	998,931	2	998,933	46,246	20.803929	22.336210
Oppenheimer Main Street® Class A Shares	48,214.177	2,195,605	1,910,728	12	1,910,740	80,217	20.469606	27.969171
PIMCO CommodityRealReturn Strategy Class A Shares	1,440,192.965	10,761,772	7,777,042	9	7,777,051	1,448,936	5.180429	5.562413
PIMCO Low Duration Class A Shares	4,487,216.028	45,469,697	43,525,995	(368)	43,525,627	3,778,607	11.184500	11.864683
PIMCO Real Return Class A Shares	2,808,587.812	31,613,912	29,658,687	(542)	29,658,145	2,302,520	12.434557	13.350947
PIMCO Total Return Class A Shares	8,249,460.050	87,181,480	81,917,138	(366)	81,916,772	5,280,143	14.449121	16.815920
Pioneer Class A Shares	41,520.929	1,250,270	1,028,058	22	1,028,080	47,199	21.085091	22.638286
Pioneer High Yield Class A Shares	256,183.086	2,523,018	2,300,524	(87)	2,300,437	132,479	16.803528	18.041594
Pioneer Real Estate Shares Class A Shares	173,961.706	3,836,173	2,430,245	(3)	2,430,242	153,978	15.424150	16.280649
Pioneer Select Mid Cap Growth Class A Shares	9,844.067	374,221	338,144	—	338,144	13,734	24.139968	25.299705
Putnam Equity Income Class A Shares	32,703.816	733,276	692,013	—	692,013	68,320	10.129040	10.129040
Putnam Growth Opportunities Class A Shares	51,948.027	1,295,858	1,547,012	1	1,547,013	117,639	13.150519	13.150519
Putnam International Equity Class A Shares	574,836.132	12,391,842	11,381,755	(1)	11,381,754	610,280	18.650062	18.650062
Ready Assets Government Liquidity	6,874,628.229	6,874,628	6,874,628	(15)	6,874,613	716,965	9.156185	9.830981
TA Asset Allocation - Conservative Class A Shares	16,673.378	187,878	164,233	—	164,233	16,467	9.919009	10.007315
TA Asset Allocation - Moderate Class A Shares	43,685.967	532,140	448,655	—	448,655	45,083	9.882372	9.970365

See accompanying notes.

3

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA Asset Allocation - Moderate Growth Class A Shares	244,445.412	$3,227,128	$2,598,455	$1	$2,598,456	262,511	$9.847850	$9.935529
TA Barrow Hanley Dividend Focused Service Class	204,617.832	4,789,337	4,548,654	4	4,548,658	483,951	9.341374	9.406006
TA Bond Class A Shares	118,388.817	1,093,400	1,052,477	(29)	1,052,448	767,280	1.334875	1.397007
TA Dividend Focused Class A Shares	6,694,821.180	70,642,234	55,165,327	9	55,165,336	4,543,703	11.965635	12.262664
TA Greystone International Growth Initial Class	11,639,616.922	107,712,455	93,233,332	(28)	93,233,304	10,882,226	8.534436	8.593499
TA Jennison Growth Service Class	21,067.815	221,624	190,032	(1)	190,031	17,829	10.625459	10.698961
TA JPMorgan Mid Cap Value Service Class	126,605.831	1,948,362	1,795,271	1	1,795,272	195,021	9.149092	9.212387
TA Multi-Cap Growth Class A Shares	144,511.536	987,608	897,417	(42)	897,375	65,948	13.269171	14.005988
TA Multi-Managed Balanced Class A Shares	5,791.733	159,580	143,925	—	143,925	13,986	10.226300	10.317346
TA Small/Mid Cap Value Class A Shares	1,476,102.055	37,617,028	31,618,106	7	31,618,113	1,666,426	18.461100	19.486267
TA T. Rowe Price Small Cap Service Class	346,298.139	4,605,379	4,498,413	(3)	4,498,410	444,767	10.078954	10.148688
TA TS&W International Equity Service Class	312,183.553	4,180,286	3,683,766	1	3,683,767	417,230	8.799939	8.860825
TA US Growth Class A Shares	1,897,386.074	31,561,917	32,654,014	(28)	32,653,986	1,748,343	18.353522	18.996474
TA WMC US Growth Service Class	309.914	9,433	8,126	(1)	8,125	761	10.663469	10.737227

See accompanying notes.

4

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	AB Discovery Value Class A Shares Subaccount	AB International Value Class A Shares Subaccount	AB Large Cap Growth Class A Shares Subaccount	AB Relative Value Class A Shares Subaccount	AB Value Class A Shares Subaccount
Net Assets as of December 31, 2016:	$3,454,570	$1,681,071	$2,664,934	$6,007,722	$735,164

Investment Income:
Reinvested Dividends	6,585	35,749	—	47,680	5,915
Investment Expense:
Mortality and Expense Risk and Administrative Charges	56,978	28,011	36,363	77,167	9,985

Net Investment Income (Loss)	(50,393)	7,738	(36,363)	(29,487)	(4,070)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	230,937	—	113,689	656,027	—
Realized Gain (Loss) on Investments	80,697	25,559	244,512	486,897	75,224

Net Realized Capital Gains (Losses) on Investments	311,634	25,559	358,201	1,142,924	75,224
Net Change in Unrealized Appreciation (Depreciation)	135,464	336,856	401,455	(167,646)	(1,979)

Net Gain (Loss) on Investment	447,098	362,415	759,656	975,278	73,245
Net Increase (Decrease) in Net Assets Resulting from Operations	396,705	370,153	723,293	945,791	69,175

Increase (Decrease) in Net Assets from Contract Transactions	49,143	(99,990)	(596,278)	(844,614)	(207,149)

Total Increase (Decrease) in Net Assets	445,848	270,163	127,015	101,177	(137,974)

Net Assets as of December 31, 2017:	$3,900,418	$1,951,234	$2,791,949	$6,108,899	$597,190

Investment Income:
Reinvested Dividends	9,731	4,279	—	60,355	4,470
Investment Expense:
Mortality and Expense Risk and Administrative Charges	57,597	29,124	37,564	76,230	7,871

Net Investment Income (Loss)	(47,866)	(24,845)	(37,564)	(15,875)	(3,401)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	328,641	—	225,824	603,184	14,266
Realized Gain (Loss) on Investments	130,549	16,078	481,858	117,690	49,355

Net Realized Capital Gains (Losses) on Investments	459,190	16,078	707,682	720,874	63,621
Net Change in Unrealized Appreciation (Depreciation)	(998,369)	(514,287)	(595,397)	(1,059,253)	(137,932)

Net Gain (Loss) on Investment	(539,179)	(498,209)	112,285	(338,379)	(74,311)
Net Increase (Decrease) in Net Assets Resulting from Operations	(587,045)	(523,054)	74,721	(354,254)	(77,712)

Increase (Decrease) in Net Assets from Contract Transactions	(193,761)	349,608	(436,821)	(745,168)	(117,485)

Total Increase (Decrease) in Net Assets	(780,806)	(173,446)	(362,100)	(1,099,422)	(195,197)

Net Assets as of December 31, 2018:	$3,119,612	$1,777,788	$2,429,849	$5,009,477	$401,993

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	AllianzGI NFJ Dividend Value Class A Shares Subaccount	AllianzGI NFJ Small-Cap Value Class A Shares Subaccount	American Funds - EuroPacific Growth Fund® Class F -1 Shares Subaccount	American Funds - Growth Fund of America® Class F -1 Shares Subaccount	American Funds - Income Fund of America® Class F -1 Shares Subaccount
Net Assets as of December 31, 2016:	$5,217,107	$6,658,709	$4,323,372	$12,913,308	$5,441,659

Investment Income:
Reinvested Dividends	101,703	29,682	39,310	52,409	149,293
Investment Expense:
Mortality and Expense Risk and Administrative Charges	78,513	86,120	68,684	199,749	77,984

Net Investment Income (Loss)	23,190	(56,438)	(29,374)	(147,340)	71,309
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,082,882	1,018,611	183,112	844,918	111,074
Realized Gain (Loss) on Investments	232,841	82,262	296,309	1,361,369	276,115

Net Realized Capital Gains (Losses) on Investments	1,315,723	1,100,873	479,421	2,206,287	387,189
Net Change in Unrealized Appreciation (Depreciation)	(651,587)	(558,241)	726,339	869,130	131,039

Net Gain (Loss) on Investment	664,136	542,632	1,205,760	3,075,417	518,228
Net Increase (Decrease) in Net Assets Resulting from Operations	687,326	486,194	1,176,386	2,928,077	589,537

Increase (Decrease) in Net Assets from Contract Transactions	(596,350)	(934,819)	(750,131)	(2,159,830)	(729,912)

Total Increase (Decrease) in Net Assets	90,976	(448,625)	426,255	768,247	(140,375)

Net Assets as of December 31, 2017:	$5,308,083	$6,210,084	$4,749,627	$13,681,555	$5,301,284

Investment Income:
Reinvested Dividends	87,638	169,349	45,009	62,598	137,238
Investment Expense:
Mortality and Expense Risk and Administrative Charges	74,612	79,488	64,905	203,891	69,687

Net Investment Income (Loss)	13,026	89,861	(19,896)	(141,293)	67,551
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	779,829	1,047,792	179,973	1,174,925	169,575
Realized Gain (Loss) on Investments	161,714	(102,352)	163,550	1,185,830	297,820

Net Realized Capital Gains (Losses) on Investments	941,543	945,440	343,523	2,360,755	467,395
Net Change in Unrealized Appreciation (Depreciation)	(1,467,869)	(2,197,861)	(1,044,045)	(2,654,525)	(835,095)

Net Gain (Loss) on Investment	(526,326)	(1,252,421)	(700,522)	(293,770)	(367,700)
Net Increase (Decrease) in Net Assets Resulting from Operations	(513,300)	(1,162,560)	(720,418)	(435,063)	(300,149)

Increase (Decrease) in Net Assets from Contract Transactions	(703,084)	(568,086)	(454,344)	(1,619,007)	(851,477)

Total Increase (Decrease) in Net Assets	(1,216,384)	(1,730,646)	(1,174,762)	(2,054,070)	(1,151,626)

Net Assets as of December 31, 2018:	$4,091,699	$4,479,438	$3,574,865	$11,627,485	$4,149,658

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	American Funds - Investment Company of America® Class F -1 Shares	American Funds - The Bond Fund of America® Class A Shares	American Funds - The Bond Fund of America® Class F -1 Shares	American Funds - The Growth Fund of America® Class A Shares
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$6,600,826	$7,822,716	$3,272,306	$41,029,206

Investment Income:
Reinvested Dividends	109,027	130,542	56,167	206,598
Investment Expense:
Mortality and Expense Risk and Administrative Charges	99,195	92,136	46,728	544,419

Net Investment Income (Loss)	9,832	38,406	9,439	(337,821)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	363,956	—	—	2,672,558
Realized Gain (Loss) on Investments	436,919	86,177	25,218	3,643,039

Net Realized Capital Gains (Losses) on Investments	800,875	86,177	25,218	6,315,597
Net Change in Unrealized Appreciation (Depreciation)	302,559	13,336	19,017	3,236,758

Net Gain (Loss) on Investment	1,103,434	99,513	44,235	9,552,355
Net Increase (Decrease) in Net Assets Resulting from Operations	1,113,266	137,919	53,674	9,214,534

Increase (Decrease) in Net Assets from Contract Transactions	(893,216)	(1,276,942)	(407,989)	(7,601,611)

Total Increase (Decrease) in Net Assets	220,050	(1,139,023)	(354,315)	1,612,923

Net Assets as of December 31, 2017:	$6,820,876	$6,683,693	$2,917,991	$42,642,129

Investment Income:
Reinvested Dividends	108,663	142,893	63,649	218,900
Investment Expense:
Mortality and Expense Risk and Administrative Charges	95,189	78,693	40,990	548,229

Net Investment Income (Loss)	13,474	64,200	22,659	(329,329)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	484,743	—	—	3,459,341
Realized Gain (Loss) on Investments	429,419	46,759	2,639	3,441,588

Net Realized Capital Gains (Losses) on Investments	914,162	46,759	2,639	6,900,929
Net Change in Unrealized Appreciation (Depreciation)	(1,390,656)	(213,638)	(75,789)	(7,584,983)

Net Gain (Loss) on Investment	(476,494)	(166,879)	(73,150)	(684,054)
Net Increase (Decrease) in Net Assets Resulting from Operations	(463,020)	(102,679)	(50,491)	(1,013,383)

Increase (Decrease) in Net Assets from Contract Transactions	(866,465)	(944,505)	(278,532)	(7,137,220)

Total Increase (Decrease) in Net Assets	(1,329,485)	(1,047,184)	(329,023)	(8,150,603)

Net Assets as of December 31, 2018:	$5,491,391	$5,636,509	$2,588,968	$34,491,526

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	American Funds - The Income Fund of America® Class A Shares	American Funds - The Investment Company of America® Class A Shares	AMG Renaissance Large Cap Growth Class N Shares	BlackRock Advantage Global Investor A Shares
	Subaccount	Subaccount	Subaccount(1)	Subaccount
Net Assets as of December 31, 2016:	$15,727,634	$26,321,860	$—	$761,179

Investment Income:
Reinvested Dividends	427,863	430,364	219	6,551
Investment Expense:
Mortality and Expense Risk and Administrative Charges	194,023	329,398	287	9,834

Net Investment Income (Loss)	233,840	100,966	(68)	(3,283)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	304,121	1,344,720	1,238	169,364
Realized Gain (Loss) on Investments	831,344	1,319,113	72	4,522

Net Realized Capital Gains (Losses) on Investments	1,135,465	2,663,833	1,310	173,886
Net Change in Unrealized Appreciation (Depreciation)	318,671	1,495,660	2,544	(33,951)

Net Gain (Loss) on Investment	1,454,136	4,159,493	3,854	139,935
Net Increase (Decrease) in Net Assets Resulting from Operations	1,687,976	4,260,459	3,786	136,652

Increase (Decrease) in Net Assets from Contract Transactions	(2,875,793)	(5,164,819)	43,571	(215,168)

Total Increase (Decrease) in Net Assets	(1,187,817)	(904,360)	47,357	(78,516)

Net Assets as of December 31, 2017:	$14,539,817	$25,417,500	$47,357	$682,663

Investment Income:
Reinvested Dividends	395,220	425,530	249	7,870
Investment Expense:
Mortality and Expense Risk and Administrative Charges	174,910	315,492	780	8,843

Net Investment Income (Loss)	220,310	110,038	(531)	(973)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	472,641	1,793,979	8,508	12,958
Realized Gain (Loss) on Investments	675,485	1,078,072	1,461	(12,315)

Net Realized Capital Gains (Losses) on Investments	1,148,126	2,872,051	9,969	643
Net Change in Unrealized Appreciation (Depreciation)	(2,179,191)	(4,626,984)	(13,554)	(77,537)

Net Gain (Loss) on Investment	(1,031,065)	(1,754,933)	(3,585)	(76,894)
Net Increase (Decrease) in Net Assets Resulting from Operations	(810,755)	(1,644,895)	(4,116)	(77,867)

Increase (Decrease) in Net Assets from Contract Transactions	(2,108,285)	(3,419,177)	1,999	(76,596)

Total Increase (Decrease) in Net Assets	(2,919,040)	(5,064,072)	(2,117)	(154,463)

Net Assets as of December 31, 2018:	$11,620,777	$20,353,428	$45,240	$528,200

See Accompanying Notes.

(1)	See Footnote 1

8

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock Advantage International Investor A Shares	BlackRock Advantage Large Cap Core Investor A Shares	BlackRock Advantage Large Cap Value Investor A Shares	BlackRock Advantage U.S. Total Market Investor A Shares
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$2,187,831	$6,231,867	$3,512,386	$7,531,441

Investment Income:
Reinvested Dividends	14,244	53,443	44,365	3,524
Investment Expense:
Mortality and Expense Risk and Administrative Charges	35,568	94,472	52,015	92,934

Net Investment Income (Loss)	(21,324)	(41,029)	(7,650)	(89,410)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,753,255	15,374	1,025,659
Realized Gain (Loss) on Investments	147,067	737,016	388,460	830,216

Net Realized Capital Gains (Losses) on Investments	147,067	2,490,271	403,834	1,855,875
Net Change in Unrealized Appreciation (Depreciation)	324,692	(1,311,272)	109,186	(1,298,128)

Net Gain (Loss) on Investment	471,759	1,178,999	513,020	557,747
Net Increase (Decrease) in Net Assets Resulting from Operations	450,435	1,137,970	505,370	468,337

Increase (Decrease) in Net Assets from Contract Transactions	(153,395)	(891,137)	(426,665)	(1,347,702)

Total Increase (Decrease) in Net Assets	297,040	246,833	78,705	(879,365)

Net Assets as of December 31, 2017:	$2,484,871	$6,478,700	$3,591,091	$6,652,076

Investment Income:
Reinvested Dividends	39,526	62,679	62,650	83,625
Investment Expense:
Mortality and Expense Risk and Administrative Charges	35,142	97,229	53,446	84,951

Net Investment Income (Loss)	4,384	(34,550)	9,204	(1,326)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	466,416	307,482	1,256,992
Realized Gain (Loss) on Investments	269,447	289,658	217,059	406,321

Net Realized Capital Gains (Losses) on Investments	269,447	756,074	524,541	1,663,313
Net Change in Unrealized Appreciation (Depreciation)	(642,563)	(1,122,061)	(854,159)	(2,073,861)

Net Gain (Loss) on Investment	(373,116)	(365,987)	(329,618)	(410,548)
Net Increase (Decrease) in Net Assets Resulting from Operations	(368,732)	(400,537)	(320,414)	(411,874)

Increase (Decrease) in Net Assets from Contract Transactions	(466,035)	(316,281)	(90,365)	(1,041,497)

Total Increase (Decrease) in Net Assets	(834,767)	(716,818)	(410,779)	(1,453,371)

Net Assets as of December 31, 2018:	$1,650,104	$5,761,882	$3,180,312	$5,198,705

See Accompanying Notes.

(1)	See Footnote 1

9

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock Basic Value Investor A Shares	BlackRock Capital Appreciation Investor A Shares	BlackRock Global Allocation Investor A Shares	BlackRock High Yield Bond Investor A Shares	BlackRock International Investor A Shares
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$37,382,609	$44,604,144	$120,700,385	$23,398,929	$1,555,880

Investment Income:
Reinvested Dividends	502,419	—	1,118,898	1,222,431	22,891
Investment Expense:
Mortality and Expense Risk and Administrative Charges	509,025	706,745	1,713,762	343,686	28,435

Net Investment Income (Loss)	(6,606)	(706,745)	(594,864)	878,745	(5,544)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,081,130	5,555,260	4,073,261	39,125	—
Realized Gain (Loss) on Investments	(392,443)	1,067,845	1,744,810	(47,114)	126,037

Net Realized Capital Gains (Losses) on Investments	688,687	6,623,105	5,818,071	(7,989)	126,037
Net Change in Unrealized Appreciation (Depreciation)	1,626,543	7,094,827	8,036,169	561,229	352,577

Net Gain (Loss) on Investment	2,315,230	13,717,932	13,854,240	553,240	478,614
Net Increase (Decrease) in Net Assets Resulting from Operations	2,308,624	13,011,187	13,259,376	1,431,985	473,070

Increase (Decrease) in Net Assets from Contract Transactions	(4,098,866)	(8,632,670)	(16,006,999)	(2,863,307)	224,549

Total Increase (Decrease) in Net Assets	(1,790,242)	4,378,517	(2,747,623)	(1,431,322)	697,619

Net Assets as of December 31, 2017:	$35,592,367	$48,982,661	$117,952,762	$21,967,607	$2,253,499

Investment Income:
Reinvested Dividends	527,665	—	602,252	1,147,057	26,470
Investment Expense:
Mortality and Expense Risk and Administrative Charges	479,263	674,292	1,590,639	319,347	33,060

Net Investment Income (Loss)	48,402	(674,292)	(988,387)	827,710	(6,590)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	5,817,313	4,810,848	4,208,764	28,548	—
Realized Gain (Loss) on Investments	42,499	1,607,258	1,379,907	(167,136)	90,256

Net Realized Capital Gains (Losses) on Investments	5,859,812	6,418,106	5,588,671	(138,588)	90,256
Net Change in Unrealized Appreciation (Depreciation)	(8,542,177)	(4,548,900)	(14,254,526)	(1,655,731)	(600,095)

Net Gain (Loss) on Investment	(2,682,365)	1,869,206	(8,665,855)	(1,794,319)	(509,839)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,633,963)	1,194,914	(9,654,242)	(966,609)	(516,429)

Increase (Decrease) in Net Assets from Contract Transactions	(4,779,601)	(10,358,570)	(12,885,485)	(2,542,460)	11,126

Total Increase (Decrease) in Net Assets	(7,413,564)	(9,163,656)	(22,539,727)	(3,509,069)	(505,303)

Net Assets as of December 31, 2018:	$28,178,803	$39,819,005	$95,413,035	$18,458,538	$1,748,196

See Accompanying Notes.

(1)	See Footnote 1

10

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock iShares MSCI EAFE International Index Investor A Shares	BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares	BlackRock iShares S&P 500 Index Investor A Shares	BlackRock Large Cap Focus Growth Investor A Shares
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$174,092	$68,389	$17,732,426	$4,544,515

Investment Income:
Reinvested Dividends	4,109	594	297,864	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,907	925	272,018	70,907

Net Investment Income (Loss)	1,202	(331)	25,846	(70,907)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,440	55,864	1,138,916
Realized Gain (Loss) on Investments	1,897	2,899	1,364,257	150,357

Net Realized Capital Gains (Losses) on Investments	1,897	4,339	1,420,121	1,289,273
Net Change in Unrealized Appreciation (Depreciation)	35,635	4,028	1,977,886	(52,775)

Net Gain (Loss) on Investment	37,532	8,367	3,398,007	1,236,498
Net Increase (Decrease) in Net Assets Resulting from Operations	38,734	8,036	3,423,853	1,165,591

Increase (Decrease) in Net Assets from Contract Transactions	(23,291)	(6,146)	(204,236)	(973,813)

Total Increase (Decrease) in Net Assets	15,443	1,890	3,219,617	191,778

Net Assets as of December 31, 2017:	$189,535	$70,279	$20,952,043	$4,736,293

Investment Income:
Reinvested Dividends	6,013	446	321,716	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,742	992	308,862	69,775

Net Investment Income (Loss)	3,271	(546)	12,854	(69,775)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,635	89,259	1,432,183
Realized Gain (Loss) on Investments	2,087	4,563	1,431,671	(164,374)

Net Realized Capital Gains (Losses) on Investments	2,087	6,198	1,520,930	1,267,809
Net Change in Unrealized Appreciation (Depreciation)	(31,699)	(13,236)	(2,677,521)	(1,025,331)

Net Gain (Loss) on Investment	(29,612)	(7,038)	(1,156,591)	242,478
Net Increase (Decrease) in Net Assets Resulting from Operations	(26,341)	(7,584)	(1,143,737)	172,703

Increase (Decrease) in Net Assets from Contract Transactions	(17,492)	(8,736)	(760,273)	(963,468)

Total Increase (Decrease) in Net Assets	(43,833)	(16,320)	(1,904,010)	(790,765)

Net Assets as of December 31, 2018:	$145,702	$53,959	$19,048,033	$3,945,528

See Accompanying Notes.

(1)	See Footnote 1

11

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock Low Duration Bond Investor A Shares Subaccount	BlackRock Total Return Investor A Shares Subaccount	BlackRock U.S. Government Bond Investor A Shares Subaccount	Cohen & Steers Real Estate Securities Class A Shares Subaccount	Columbia Large Cap Growth III Class A Shares Subaccount
Net Assets as of December 31, 2016:	$95,502	$77,759,965	$18,959,744	$610,402	$5,811,770

Investment Income:
Reinvested Dividends	1,801	2,192,376	380,064	14,691	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,424	1,119,554	246,123	9,045	94,155

Net Investment Income (Loss)	377	1,072,822	133,941	5,646	(94,155)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	3,467	—	365,732
Realized Gain (Loss) on Investments	(45)	(22,456)	(80,255)	9,419	219,346

Net Realized Capital Gains (Losses) on Investments	(45)	(22,456)	(76,788)	9,419	585,078
Net Change in Unrealized Appreciation (Depreciation)	(139)	783,309	11,593	21,547	921,438

Net Gain (Loss) on Investment	(184)	760,853	(65,195)	30,966	1,506,516
Net Increase (Decrease) in Net Assets Resulting from Operations	193	1,833,675	68,746	36,612	1,412,361

Increase (Decrease) in Net Assets from Contract Transactions	(3,730)	(2,709,746)	(146,084)	(43,302)	(991,972)

Total Increase (Decrease) in Net Assets	(3,537)	(876,071)	(77,338)	(6,690)	420,389

Net Assets as of December 31, 2017:	$91,965	$76,883,894	$18,882,406	$603,712	$6,232,159

Investment Income:
Reinvested Dividends	1,992	2,148,990	383,886	18,390	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,374	1,043,656	232,658	8,425	94,906

Net Investment Income (Loss)	618	1,105,334	151,228	9,965	(94,906)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	19,287	—	615,920
Realized Gain (Loss) on Investments	(99)	(694,907)	(295,614)	16,287	228,895

Net Realized Capital Gains (Losses) on Investments	(99)	(694,907)	(276,327)	16,287	844,815
Net Change in Unrealized Appreciation (Depreciation)	(1,142)	(2,452,328)	(72,948)	(57,656)	(1,026,854)

Net Gain (Loss) on Investment	(1,241)	(3,147,235)	(349,275)	(41,369)	(182,039)
Net Increase (Decrease) in Net Assets Resulting from Operations	(623)	(2,041,901)	(198,047)	(31,404)	(276,945)

Increase (Decrease) in Net Assets from Contract Transactions	(2,804)	(11,369,453)	(3,272,893)	(72,183)	(595,727)

Total Increase (Decrease) in Net Assets	(3,427)	(13,411,354)	(3,470,940)	(103,587)	(872,672)

Net Assets as of December 31, 2018:	$88,538	$63,472,540	$15,411,466	$500,125	$5,359,487

See Accompanying Notes.

(1)	See Footnote 1

12

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Columbia Mid Cap Growth Class A Shares Subaccount	Columbia Select Small Cap Value Class A Shares Subaccount	Davis New York Venture Class A Shares Subaccount	Delaware Smid Cap Growth Class A Shares Subaccount	Dreyfus Appreciation Investor Shares Subaccount
Net Assets as of December 31, 2016:	$433,786	$12,965,552	$25,720,810	$2,783,836	$11,936,607

Investment Income:
Reinvested Dividends	—	—	66,722	—	143,154
Investment Expense:
Mortality and Expense Risk and Administrative Charges	6,617	167,220	355,292	38,564	182,290

Net Investment Income (Loss)	(6,617)	(167,220)	(288,570)	(38,564)	(39,136)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	60,464	1,551,438	2,048,349	41,259	1,746,410
Realized Gain (Loss) on Investments	(5,937)	136,631	(4,625)	(204,719)	(461,497)

Net Realized Capital Gains (Losses) on Investments	54,527	1,688,069	2,043,724	(163,460)	1,284,913
Net Change in Unrealized Appreciation (Depreciation)	38,904	(154,686)	2,996,405	1,020,282	1,426,702

Net Gain (Loss) on Investment	93,431	1,533,383	5,040,129	856,822	2,711,615
Net Increase (Decrease) in Net Assets Resulting from Operations	86,814	1,366,163	4,751,559	818,258	2,672,479

Increase (Decrease) in Net Assets from Contract Transactions	(22,118)	(1,310,323)	(4,504,111)	(566,864)	(2,511,065)

Total Increase (Decrease) in Net Assets	64,696	55,840	247,448	251,394	161,414

Net Assets as of December 31, 2017:	$498,482	$13,021,392	$25,968,258	$3,035,230	$12,098,021

Investment Income:
Reinvested Dividends	—	8,330	125,790	—	124,635
Investment Expense:
Mortality and Expense Risk and Administrative Charges	7,283	156,604	347,795	42,435	167,601

Net Investment Income (Loss)	(7,283)	(148,274)	(222,005)	(42,435)	(42,966)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	98,151	655,337	4,180,434	357,420	1,605,192
Realized Gain (Loss) on Investments	(7,075)	93,326	(378,619)	44,520	(892,957)

Net Realized Capital Gains (Losses) on Investments	91,076	748,663	3,801,815	401,940	712,235
Net Change in Unrealized Appreciation (Depreciation)	(114,347)	(2,171,789)	(6,810,066)	(313,346)	(1,414,032)

Net Gain (Loss) on Investment	(23,271)	(1,423,126)	(3,008,251)	88,594	(701,797)
Net Increase (Decrease) in Net Assets Resulting from Operations	(30,554)	(1,571,400)	(3,230,256)	46,159	(744,763)

Increase (Decrease) in Net Assets from Contract Transactions	(2,107)	(1,270,663)	(2,727,288)	(576,299)	(1,859,280)

Total Increase (Decrease) in Net Assets	(32,661)	(2,842,063)	(5,957,544)	(530,140)	(2,604,043)

Net Assets as of December 31, 2018:	$465,821	$10,179,329	$20,010,714	$2,505,090	$9,493,978

See Accompanying Notes.

(1)	See Footnote 1

13

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Eaton Vance Floating-Rate Class A Shares Subaccount	Eaton Vance Large-Cap Value Class A Shares Subaccount	Federated Equity Income Class A Shares Subaccount	Federated Kaufmann Class A Shares Subaccount	Fidelity Advisor® Equity Growth Class A Shares Subaccount
Net Assets as of December 31, 2016:	$3,235,045	$3,809,910	$1,140,116	$4,300,863	$7,119,791

Investment Income:
Reinvested Dividends	120,141	47,167	27,388	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	50,071	56,484	20,035	67,014	43,775

Net Investment Income (Loss)	70,070	(9,317)	7,353	(67,014)	(43,775)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	169,062	47,851	497,442	242,370
Realized Gain (Loss) on Investments	(3,793)	(50,951)	14,294	79,675	312,309

Net Realized Capital Gains (Losses) on Investments	(3,793)	118,111	62,145	577,117	554,679
Net Change in Unrealized Appreciation (Depreciation)	17,203	348,333	109,603	536,820	651,899

Net Gain (Loss) on Investment	13,410	466,444	171,748	1,113,937	1,206,578
Net Increase (Decrease) in Net Assets Resulting from Operations	83,480	457,127	179,101	1,046,923	1,162,803

Increase (Decrease) in Net Assets from Contract Transactions	215,335	(487,482)	102,503	(613,772)	(6,196,894)

Total Increase (Decrease) in Net Assets	298,815	(30,355)	281,604	433,151	(5,034,091)

Net Assets as of December 31, 2017:	$3,533,860	$3,779,555	$1,421,720	$4,734,014	$2,085,700

Investment Income:
Reinvested Dividends	163,268	43,644	23,726	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	61,209	55,067	21,097	72,975	26,831

Net Investment Income (Loss)	102,059	(11,423)	2,629	(72,975)	(26,831)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	269,548	167,520	608,727	117,603
Realized Gain (Loss) on Investments	(4,351)	(9,815)	14,653	122,480	128,649

Net Realized Capital Gains (Losses) on Investments	(4,351)	259,733	182,173	731,207	246,252
Net Change in Unrealized Appreciation (Depreciation)	(142,518)	(508,035)	(356,991)	(538,456)	(233,910)

Net Gain (Loss) on Investment	(146,869)	(248,302)	(174,818)	192,751	12,342
Net Increase (Decrease) in Net Assets Resulting from Operations	(44,810)	(259,725)	(172,189)	119,776	(14,489)

Increase (Decrease) in Net Assets from Contract Transactions	451,731	(392,365)	(75,858)	(436,745)	(257,193)

Total Increase (Decrease) in Net Assets	406,921	(652,090)	(248,047)	(316,969)	(271,682)

Net Assets as of December 31, 2018:	$3,940,781	$3,127,465	$1,173,673	$4,417,045	$1,814,018

See Accompanying Notes.

(1)	See Footnote 1

14

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Fidelity Advisor® Overseas Class A Shares Subaccount	Fidelity Advisor® Stock Selector Mid Cap Class A Shares Subaccount	Franklin Templeton Growth Class A Shares Subaccount	Invesco American Franchise Fund Class A Shares Subaccount	Invesco Charter Class A Shares Subaccount
Net Assets as of December 31, 2016:	$1,358,555	$1,096,253	$5,615,416	$626,393	$557,187

Investment Income:
Reinvested Dividends	13,442	2,622	96,072	—	2,772
Investment Expense:
Mortality and Expense Risk and Administrative Charges	19,216	13,726	76,862	7,308	7,222

Net Investment Income (Loss)	(5,774)	(11,104)	19,210	(7,308)	(4,450)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	42,044	40,377	—	26,616	32,752
Realized Gain (Loss) on Investments	54,494	109,236	336,094	46,568	(12,173)

Net Realized Capital Gains (Losses) on Investments	96,538	149,613	336,094	73,184	20,579
Net Change in Unrealized Appreciation (Depreciation)	269,015	39,912	475,320	67,362	46,258

Net Gain (Loss) on Investment	365,553	189,525	811,414	140,546	66,837
Net Increase (Decrease) in Net Assets Resulting from Operations	359,779	178,421	830,624	133,238	62,387

Increase (Decrease) in Net Assets from Contract Transactions	(142,663)	(293,548)	(939,738)	(240,352)	(71,066)

Total Increase (Decrease) in Net Assets	217,116	(115,127)	(109,114)	(107,114)	(8,679)

Net Assets as of December 31, 2017:	$1,575,671	$981,126	$5,506,302	$519,279	$548,508

Investment Income:
Reinvested Dividends	11,341	5,472	79,893	—	1,668
Investment Expense:
Mortality and Expense Risk and Administrative Charges	19,278	12,502	72,582	6,804	6,335

Net Investment Income (Loss)	(7,937)	(7,030)	7,311	(6,804)	(4,667)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	40,190	131,048	397,638	42,906	41,240
Realized Gain (Loss) on Investments	75,338	77,488	229,554	30,258	(16,009)

Net Realized Capital Gains (Losses) on Investments	115,528	208,536	627,192	73,164	25,231
Net Change in Unrealized Appreciation (Depreciation)	(341,854)	(281,485)	(1,427,576)	(88,135)	(69,609)

Net Gain (Loss) on Investment	(226,326)	(72,949)	(800,384)	(14,971)	(44,378)
Net Increase (Decrease) in Net Assets Resulting from Operations	(234,263)	(79,979)	(793,073)	(21,775)	(49,045)

Increase (Decrease) in Net Assets from Contract Transactions	(183,380)	(139,283)	(531,969)	(25,248)	(91,289)

Total Increase (Decrease) in Net Assets	(417,643)	(219,262)	(1,325,042)	(47,023)	(140,334)

Net Assets as of December 31, 2018:	$1,158,028	$761,864	$4,181,260	$472,256	$408,174

See Accompanying Notes.

(1)	See Footnote 1

15

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Invesco Comstock Class A Shares Subaccount	Invesco Equity and Income Class A Shares Subaccount	Invesco Mid Cap Core Equity Class A Shares Subaccount	Invesco Mid Cap Growth Class A Shares Subaccount	Invesco Value Opportunities Class A Shares Subaccount
Net Assets as of December 31, 2016:	$45,827,125	$3,295,926	$2,920,874	$1,658,402	$307,172

Investment Income:
Reinvested Dividends	661,597	63,761	3,901	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	622,294	41,947	43,833	23,729	4,613

Net Investment Income (Loss)	39,303	21,814	(39,932)	(23,729)	(4,613)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	946,171	136,658	363,560	150,432	15,378
Realized Gain (Loss) on Investments	3,876,166	182,816	(11,700)	67,425	16,137

Net Realized Capital Gains (Losses) on Investments	4,822,337	319,474	351,860	217,857	31,515
Net Change in Unrealized Appreciation (Depreciation)	1,686,705	(50,893)	42,597	143,215	14,984

Net Gain (Loss) on Investment	6,509,042	268,581	394,457	361,072	46,499
Net Increase (Decrease) in Net Assets Resulting from Operations	6,548,345	290,395	354,525	337,343	41,886

Increase (Decrease) in Net Assets from Contract Transactions	(8,662,517)	(518,491)	(404,183)	(118,438)	(33,121)

Total Increase (Decrease) in Net Assets	(2,114,172)	(228,096)	(49,658)	218,905	8,765

Net Assets as of December 31, 2017:	$43,712,953	$3,067,830	$2,871,216	$1,877,307	$315,937

Investment Income:
Reinvested Dividends	577,472	56,144	2,467	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	584,077	37,944	40,437	24,836	4,430

Net Investment Income (Loss)	(6,605)	18,200	(37,970)	(24,836)	(4,430)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	2,462,460	152,863	223,867	198,003	30,832
Realized Gain (Loss) on Investments	3,335,751	127,723	(67,834)	104,964	9,812

Net Realized Capital Gains (Losses) on Investments	5,798,211	280,586	156,033	302,967	40,644
Net Change in Unrealized Appreciation (Depreciation)	(10,742,250)	(608,727)	(453,315)	(387,886)	(96,862)

Net Gain (Loss) on Investment	(4,944,039)	(328,141)	(297,282)	(84,919)	(56,218)
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,950,644)	(309,941)	(335,252)	(109,755)	(60,648)

Increase (Decrease) in Net Assets from Contract Transactions	(4,363,605)	(257,024)	(349,266)	(170,590)	(25,743)

Total Increase (Decrease) in Net Assets	(9,314,249)	(566,965)	(684,518)	(280,345)	(86,391)

Net Assets as of December 31, 2018:	$34,398,704	$2,500,865	$2,186,698	$1,596,962	$229,546

See Accompanying Notes.

(1)	See Footnote 1

16

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Janus Henderson Enterprise	Janus Henderson Forty	JPMorgan Small Cap Growth	Lord Abbett Affiliated	Lord Abbett Bond-Debenture
	Class A Shares	Class A Shares	Class A Shares	Class A Shares	Class A Shares
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$36,743,226	$6,645,423	$1,477,059	$1,385,605	$13,664,511

Investment Income:
Reinvested Dividends	—	52,347	—	35,428	597,508
Investment Expense:
Mortality and Expense Risk and Administrative Charges	569,449	103,713	27,463	23,283	194,354

Net Investment Income (Loss)	(569,449)	(51,366)	(27,463)	12,145	403,154
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	674,057	865,608	154,437	160,818	85,824
Realized Gain (Loss) on Investments	1,923,573	(145,071)	67,362	44,385	178,845

Net Realized Capital Gains (Losses) on Investments	2,597,630	720,537	221,799	205,203	264,669
Net Change in Unrealized Appreciation (Depreciation)	6,213,505	1,011,633	402,609	8,537	368,949

Net Gain (Loss) on Investment	8,811,135	1,732,170	624,408	213,740	633,618
Net Increase (Decrease) in Net Assets Resulting from Operations	8,241,686	1,680,804	596,945	225,885	1,036,772

Increase (Decrease) in Net Assets from Contract Transactions	(7,510,363)	(1,377,777)	(68,351)	280,106	(478,491)

Total Increase (Decrease) in Net Assets	731,323	303,027	528,594	505,991	558,281

Net Assets as of December 31, 2017:	$37,474,549	$6,948,450	$2,005,653	$1,891,596	$14,222,792

Investment Income:
Reinvested Dividends	17,641	—	—	38,111	617,685
Investment Expense:
Mortality and Expense Risk and Administrative Charges	531,157	106,298	31,246	27,199	195,011

Net Investment Income (Loss)	(513,516)	(106,298)	(31,246)	10,912	422,674
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,722,809	484,668	233,303	141,800	213,944
Realized Gain (Loss) on Investments	2,776,115	44,734	119,403	12,695	82,324

Net Realized Capital Gains (Losses) on Investments	4,498,924	529,402	352,706	154,495	296,268
Net Change in Unrealized Appreciation (Depreciation)	(4,356,371)	(346,686)	(424,597)	(332,794)	(1,434,025)

Net Gain (Loss) on Investment	142,553	182,716	(71,891)	(178,299)	(1,137,757)
Net Increase (Decrease) in Net Assets Resulting from Operations	(370,963)	76,418	(103,137)	(167,387)	(715,083)

Increase (Decrease) in Net Assets from Contract Transactions	(7,081,413)	(831,183)	(65,652)	(52,347)	(619,028)

Total Increase (Decrease) in Net Assets	(7,452,376)	(754,765)	(168,789)	(219,734)	(1,334,111)

Net Assets as of December 31, 2018:	$30,022,173	$6,193,685	$1,836,864	$1,671,862	$12,888,681

See Accompanying Notes.

(1)	See Footnote 1

17

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Lord Abbett Mid Cap Stock Class A Shares Subaccount	MFS® Growth Class A Shares Subaccount	MFS® Mid Cap Growth Class A Shares Subaccount	MFS® Research International Class A Shares Subaccount	Oppenheimer Capital Appreciation Class A Shares Subaccount
Net Assets as of December 31, 2016:	$15,134,967	$12,255,172	$13,118,983	$12,275,421	$973,407

Investment Income:
Reinvested Dividends	126,395	—	—	89,859	135
Investment Expense:
Mortality and Expense Risk and Administrative Charges	201,937	202,401	175,957	123,652	15,183

Net Investment Income (Loss)	(75,542)	(202,401)	(175,957)	(33,793)	(15,048)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	244,985	429,112	1,104,207	—	91,002
Realized Gain (Loss) on Investments	1,172,027	651,236	1,130,105	647,060	(7,502)

Net Realized Capital Gains (Losses) on Investments	1,417,012	1,080,348	2,234,312	647,060	83,500
Net Change in Unrealized Appreciation (Depreciation)	(541,979)	2,976,719	895,077	1,655,879	158,536

Net Gain (Loss) on Investment	875,033	4,057,067	3,129,389	2,302,939	242,036
Net Increase (Decrease) in Net Assets Resulting from Operations	799,491	3,854,666	2,953,432	2,269,146	226,988

Increase (Decrease) in Net Assets from Contract Transactions	(1,712,724)	61,945	(2,634,283)	(6,002,461)	(135,756)

Total Increase (Decrease) in Net Assets	(913,233)	3,916,611	319,149	(3,733,315)	91,232

Net Assets as of December 31, 2017:	$14,221,734	$16,171,783	$13,438,132	$8,542,106	$1,064,639

Investment Income:
Reinvested Dividends	108,178	—	—	284,793	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	183,405	198,132	166,291	102,489	14,882

Net Investment Income (Loss)	(75,227)	(198,132)	(166,291)	182,304	(14,882)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	554,365	515,400	461,953	51,098	67,140
Realized Gain (Loss) on Investments	938,287	1,392,146	1,638,548	136,392	38,344

Net Realized Capital Gains (Losses) on Investments	1,492,652	1,907,546	2,100,501	187,490	105,484
Net Change in Unrealized Appreciation (Depreciation)	(3,434,524)	(1,167,903)	(1,678,952)	(1,573,235)	(136,549)

Net Gain (Loss) on Investment	(1,941,872)	739,643	421,549	(1,385,745)	(31,065)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,017,099)	541,511	255,258	(1,203,441)	(45,947)

Increase (Decrease) in Net Assets from Contract Transactions	(1,387,241)	(3,820,860)	(2,874,068)	(649,235)	(218,975)

Total Increase (Decrease) in Net Assets	(3,404,340)	(3,279,349)	(2,618,810)	(1,852,676)	(264,922)

Net Assets as of December 31, 2018:	$10,817,394	$12,892,434	$10,819,322	$6,689,430	$799,717

See Accompanying Notes.

(1)	See Footnote 1

18

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Oppenheimer Fundamental Alternatives Class A Shares	Oppenheimer Global Class A Shares	Oppenheimer Main Street Mid Cap® Class A Shares	Oppenheimer Main Street® Class A Shares	PIMCO CommodityRealReturn Strategy Class A Shares
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$765,173	$2,024,243	$1,344,816	$1,914,056	$10,457,493

Investment Income:
Reinvested Dividends	11,060	14,026	4,816	23,714	790,958
Investment Expense:
Mortality and Expense Risk and Administrative Charges	9,449	31,506	18,526	31,195	151,660

Net Investment Income (Loss)	1,611	(17,480)	(13,710)	(7,481)	639,298
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	135,757	154,869	141,702	—
Realized Gain (Loss) on Investments	22,945	144,078	67,895	108,044	(1,889,519)

Net Realized Capital Gains (Losses) on Investments	22,945	279,835	222,764	249,746	(1,889,519)
Net Change in Unrealized Appreciation (Depreciation)	(24,276)	445,960	(50,451)	59,632	1,346,049

Net Gain (Loss) on Investment	(1,331)	725,795	172,313	309,378	(543,470)
Net Increase (Decrease) in Net Assets Resulting from Operations	280	708,315	158,603	301,897	95,828

Increase (Decrease) in Net Assets from Contract Transactions	(58,091)	(145,528)	(249,154)	154,161	(320,695)

Total Increase (Decrease) in Net Assets	(57,811)	562,787	(90,551)	456,058	(224,867)

Net Assets as of December 31, 2017:	$707,362	$2,587,030	$1,254,265	$2,370,114	$10,232,626

Investment Income:
Reinvested Dividends	9,362	10,668	—	19,805	437,166
Investment Expense:
Mortality and Expense Risk and Administrative Charges	7,850	33,947	17,948	31,934	140,034

Net Investment Income (Loss)	1,512	(23,279)	(17,948)	(12,129)	297,132
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	241,354	116,333	294,484	—
Realized Gain (Loss) on Investments	25,470	124,835	12,890	204,385	(1,987,742)

Net Realized Capital Gains (Losses) on Investments	25,470	366,189	129,223	498,869	(1,987,742)
Net Change in Unrealized Appreciation (Depreciation)	(45,325)	(720,995)	(262,430)	(670,336)	272,473

Net Gain (Loss) on Investment	(19,855)	(354,806)	(133,207)	(171,467)	(1,715,269)
Net Increase (Decrease) in Net Assets Resulting from Operations	(18,343)	(378,085)	(151,155)	(183,596)	(1,418,137)

Increase (Decrease) in Net Assets from Contract Transactions	(158,146)	(3,336)	(104,177)	(275,778)	(1,037,438)

Total Increase (Decrease) in Net Assets	(176,489)	(381,421)	(255,332)	(459,374)	(2,455,575)

Net Assets as of December 31, 2018:	$530,873	$2,205,609	$998,933	$1,910,740	$7,777,051

See Accompanying Notes.

(1)	See Footnote 1

19

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	PIMCO Low Duration Class A Shares	PIMCO Real Return Class A Shares	PIMCO Total Return Class A Shares	Pioneer Class A Shares	Pioneer High Yield Class A Shares
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$54,117,453	$36,266,108	$100,962,473	$940,167	$2,739,101

Investment Income:
Reinvested Dividends	741,774	798,124	2,266,448	10,005	131,075
Investment Expense:
Mortality and Expense Risk and Administrative Charges	800,867	552,021	1,433,928	16,135	42,968

Net Investment Income (Loss)	(59,093)	246,103	832,520	(6,130)	88,107
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	190,557	—
Realized Gain (Loss) on Investments	(493,326)	(452,626)	(1,535,086)	(39,512)	(44,779)

Net Realized Capital Gains (Losses) on Investments	(493,326)	(452,626)	(1,535,086)	151,045	(44,779)
Net Change in Unrealized Appreciation (Depreciation)	550,990	928,855	3,940,814	45,774	117,282

Net Gain (Loss) on Investment	57,664	476,229	2,405,728	196,819	72,503
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,429)	722,332	3,238,248	190,689	160,610

Increase (Decrease) in Net Assets from Contract Transactions	(2,928,468)	(1,316,053)	(7,377,831)	5,109	(149,662)

Total Increase (Decrease) in Net Assets	(2,929,897)	(593,721)	(4,139,583)	195,798	10,948

Net Assets as of December 31, 2017:	$51,187,556	$35,672,387	$96,822,890	$1,135,965	$2,750,049

Investment Income:
Reinvested Dividends	911,513	754,509	2,514,042	11,092	129,848
Investment Expense:
Mortality and Expense Risk and Administrative Charges	747,936	509,078	1,325,882	17,314	39,807

Net Investment Income (Loss)	163,577	245,431	1,188,160	(6,222)	90,041
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	129,552	—
Realized Gain (Loss) on Investments	(824,772)	(827,913)	(2,419,638)	(32,369)	(46,124)

Net Realized Capital Gains (Losses) on Investments	(824,772)	(827,913)	(2,419,638)	97,183	(46,124)
Net Change in Unrealized Appreciation (Depreciation)	(1,448)	(755,839)	(783,970)	(122,487)	(159,845)

Net Gain (Loss) on Investment	(826,220)	(1,583,752)	(3,203,608)	(25,304)	(205,969)
Net Increase (Decrease) in Net Assets Resulting from Operations	(662,643)	(1,338,321)	(2,015,448)	(31,526)	(115,928)

Increase (Decrease) in Net Assets from Contract Transactions	(6,999,286)	(4,675,921)	(12,890,670)	(76,359)	(333,684)

Total Increase (Decrease) in Net Assets	(7,661,929)	(6,014,242)	(14,906,118)	(107,885)	(449,612)

Net Assets as of December 31, 2018:	$43,525,627	$29,658,145	$81,916,772	$1,028,080	$2,300,437

See Accompanying Notes.

(1)	See Footnote 1

20

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Pioneer Real Estate Shares Class A Shares	Pioneer Select Mid Cap Growth Class A Shares	Putnam Equity Income Class A Shares	Putnam Growth Opportunities Class A Shares	Putnam International Equity Class A Shares
	Subaccount	Subaccount	Subaccount(1)	Subaccount	Subaccount
Net Assets as of December 31, 2016:	$3,178,753	$304,792	$—	$1,515,046	$9,820,632

Investment Income:
Reinvested Dividends	65,817	—	6,002	4,251	47,293
Investment Expense:
Mortality and Expense Risk and Administrative Charges	46,079	5,291	6,138	21,447	173,712

Net Investment Income (Loss)	19,738	(5,291)	(136)	(17,196)	(126,419)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	163,288	28,467	13,452	27,207	—
Realized Gain (Loss) on Investments	(26,899)	10,504	1,354	49,817	315,355

Net Realized Capital Gains (Losses) on Investments	136,389	38,971	14,806	77,024	315,355
Net Change in Unrealized Appreciation (Depreciation)	(105,879)	50,441	69,799	360,350	2,710,954

Net Gain (Loss) on Investment	30,510	89,412	84,605	437,374	3,026,309
Net Increase (Decrease) in Net Assets Resulting from Operations	50,248	84,121	84,469	420,178	2,899,890

Increase (Decrease) in Net Assets from Contract Transactions	(321,675)	(19,531)	727,197	(266,752)	1,875,794

Total Increase (Decrease) in Net Assets	(271,427)	64,590	811,666	153,426	4,775,684

Net Assets as of December 31, 2017:	$2,907,326	$369,382	$811,666	$1,668,472	$14,596,316

Investment Income:
Reinvested Dividends	84,944	—	12,444	49	220,896
Investment Expense:
Mortality and Expense Risk and Administrative Charges	42,987	5,867	10,517	22,940	173,389

Net Investment Income (Loss)	41,957	(5,867)	1,927	(22,891)	47,507
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	980,635	46,074	28,605	116,512	424,527
Realized Gain (Loss) on Investments	(168,027)	15,584	6,673	55,329	387,110

Net Realized Capital Gains (Losses) on Investments	812,608	61,658	35,278	171,841	811,637
Net Change in Unrealized Appreciation (Depreciation)	(1,093,120)	(82,112)	(111,062)	(124,282)	(3,644,475)

Net Gain (Loss) on Investment	(280,512)	(20,454)	(75,784)	47,559	(2,832,838)
Net Increase (Decrease) in Net Assets Resulting from Operations	(238,555)	(26,321)	(73,857)	24,668	(2,785,331)

Increase (Decrease) in Net Assets from Contract Transactions	(238,529)	(4,917)	(45,796)	(146,127)	(429,231)

Total Increase (Decrease) in Net Assets	(477,084)	(31,238)	(119,653)	(121,459)	(3,214,562)

Net Assets as of December 31, 2018:	$2,430,242	$338,144	$692,013	$1,547,013	$11,381,754

See Accompanying Notes.

(1)	See Footnote 1

21

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Ready Assets Government Liquidity Subaccount	TA Asset Allocation - Conservative Class A Shares Subaccount(1)	TA Asset Allocation - Moderate Class A Shares Subaccount(1)	TA Asset Allocation - Moderate Growth Class A Shares Subaccount(1)	TA Barrow Hanley Dividend Focused Service Class Subaccount(1)
Net Assets as of December 31, 2016:	$7,286,341	$—	$—	$—	$—

Investment Income:
Reinvested Dividends	14,499	2,189	9,116	20,957	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	95,895	573	2,113	7,947	27,398

Net Investment Income (Loss)	(81,396)	1,616	7,003	13,010	(27,398)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	6,010	22,819	73,425	—
Realized Gain (Loss) on Investments	—	6	606	(1,611)	12,032

Net Realized Capital Gains (Losses) on Investments	—	6,016	23,425	71,814	12,032
Net Change in Unrealized Appreciation (Depreciation)	—	(5,446)	(16,321)	(32,619)	536,539

Net Gain (Loss) on Investment	—	570	7,104	39,195	548,571
Net Increase (Decrease) in Net Assets Resulting from Operations	(81,396)	2,186	14,107	52,205	521,173

Increase (Decrease) in Net Assets from Contract Transactions	(406,129)	142,211	425,402	990,252	5,427,766

Total Increase (Decrease) in Net Assets	(487,525)	144,397	439,509	1,042,457	5,948,939

Net Assets as of December 31, 2017:	$6,798,816	$144,397	$439,509	$1,042,457	$5,948,939

Investment Income:
Reinvested Dividends	79,781	3,027	8,945	44,300	100,900
Investment Expense:
Mortality and Expense Risk and Administrative Charges	99,632	2,226	5,929	29,448	69,884

Net Investment Income (Loss)	(19,851)	801	3,016	14,852	31,016
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	9,086	32,318	298,353	—
Realized Gain (Loss) on Investments	—	(900)	(1,947)	(8,096)	80,741

Net Realized Capital Gains (Losses) on Investments	—	8,186	30,371	290,257	80,741
Net Change in Unrealized Appreciation (Depreciation)	—	(18,198)	(67,164)	(596,055)	(777,222)

Net Gain (Loss) on Investment	—	(10,012)	(36,793)	(305,798)	(696,481)
Net Increase (Decrease) in Net Assets Resulting from Operations	(19,851)	(9,211)	(33,777)	(290,946)	(665,465)

Increase (Decrease) in Net Assets from Contract Transactions	95,648	29,047	42,923	1,846,945	(734,816)

Total Increase (Decrease) in Net Assets	75,797	19,836	9,146	1,555,999	(1,400,281)

Net Assets as of December 31, 2018:	$6,874,613	$164,233	$448,655	$2,598,456	$4,548,658

See Accompanying Notes.

(1)	See Footnote 1

22

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Bond Class A Shares Subaccount	TA Dividend Focused Class A Shares Subaccount	TA Greystone International Growth Initial Class Subaccount(1)	TA Jennison Growth Service Class Subaccount(1)	TA JPMorgan Mid Cap Value Service Class Subaccount(1)
Net Assets as of December 31, 2016:	$1,042,767	$72,638,471	$—	$—	$—

Investment Income:
Reinvested Dividends	40,987	1,246,859	—	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	15,984	1,001,303	622,880	420	11,302

Net Investment Income (Loss)	25,003	245,556	(622,880)	(420)	(11,302)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	4,315,778	—	—	—
Realized Gain (Loss) on Investments	3,206	(2,576,233)	258,798	86	9,797

Net Realized Capital Gains (Losses) on Investments	3,206	1,739,545	258,798	86	9,797
Net Change in Unrealized Appreciation (Depreciation)	7,589	7,229,097	7,127,930	7,078	175,998

Net Gain (Loss) on Investment	10,795	8,968,642	7,386,728	7,164	185,795
Net Increase (Decrease) in Net Assets Resulting from Operations	35,798	9,214,198	6,763,848	6,744	174,493

Increase (Decrease) in Net Assets from Contract Transactions	37,568	(12,749,843)	109,665,724	106,555	2,180,209

Total Increase (Decrease) in Net Assets	73,366	(3,535,645)	116,429,572	113,299	2,354,702

Net Assets as of December 31, 2017:	$1,116,133	$69,102,826	$116,429,572	$113,299	$2,354,702

Investment Income:
Reinvested Dividends	41,452	1,264,075	1,332,430	—	14,253
Investment Expense:
Mortality and Expense Risk and Administrative Charges	16,687	934,949	1,586,922	2,737	29,172

Net Investment Income (Loss)	24,765	329,126	(254,492)	(2,737)	(14,919)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	7,846,743	566,455	24,805	51,246
Realized Gain (Loss) on Investments	(6,604)	(1,853,403)	172,677	1,923	23,653

Net Realized Capital Gains (Losses) on Investments	(6,604)	5,993,340	739,132	26,728	74,899
Net Change in Unrealized Appreciation (Depreciation)	(43,266)	(14,657,478)	(21,607,054)	(38,670)	(329,089)

Net Gain (Loss) on Investment	(49,870)	(8,664,138)	(20,867,922)	(11,942)	(254,190)
Net Increase (Decrease) in Net Assets Resulting from Operations	(25,105)	(8,335,012)	(21,122,414)	(14,679)	(269,109)

Increase (Decrease) in Net Assets from Contract Transactions	(38,580)	(5,602,478)	(2,073,854)	91,411	(290,321)

Total Increase (Decrease) in Net Assets	(63,685)	(13,937,490)	(23,196,268)	76,732	(559,430)

Net Assets as of December 31, 2018:	$1,052,448	$55,165,336	$93,233,304	$190,031	$1,795,272

See Accompanying Notes.

(1)	See Footnote 1

23

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Multi-Cap Growth Class A Shares Subaccount	TA Multi-Managed Balanced Class A Shares Subaccount(1)	TA Small/ Mid Cap Value Class A Shares Subaccount	TA T. Rowe Price Small Cap Service Class Subaccount(1)	TA TS&W International Equity Service Class Subaccount(1)
Net Assets as of December 31, 2016:	$1,268,762	$—	$42,937,495	$—	$—

Investment Income:
Reinvested Dividends	—	414	75,837	—	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	19,080	364	589,704	31,153	25,809

Net Investment Income (Loss)	(19,080)	50	(513,867)	(31,153)	(25,809)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	59,147	2,530	4,546,638	—	—
Realized Gain (Loss) on Investments	(50,695)	53	1,086,132	34,506	12,924

Net Realized Capital Gains (Losses) on Investments	8,452	2,583	5,632,770	34,506	12,924
Net Change in Unrealized Appreciation (Depreciation)	251,429	1,468	(122,743)	665,716	312,364

Net Gain (Loss) on Investment	259,881	4,051	5,510,027	700,222	325,288
Net Increase (Decrease) in Net Assets Resulting from Operations	240,801	4,101	4,996,160	669,069	299,479

Increase (Decrease) in Net Assets from Contract Transactions	(306,692)	118,065	(8,493,498)	5,161,707	4,421,671

Total Increase (Decrease) in Net Assets	(65,891)	122,166	(3,497,338)	5,830,776	4,721,150

Net Assets as of December 31, 2017:	$1,202,871	$122,166	$39,440,157	$5,830,776	$4,721,150

Investment Income:
Reinvested Dividends	—	1,849	169,926	—	96,419
Investment Expense:
Mortality and Expense Risk and Administrative Charges	16,641	1,867	549,908	83,648	66,934

Net Investment Income (Loss)	(16,641)	(18)	(379,982)	(83,648)	29,485
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	56,840	8,996	3,161,319	295,415	—
Realized Gain (Loss) on Investments	(2,222)	634	643,957	221,161	26,686

Net Realized Capital Gains (Losses) on Investments	54,618	9,630	3,805,276	516,576	26,686
Net Change in Unrealized Appreciation (Depreciation)	(99,575)	(17,123)	(7,844,413)	(772,682)	(808,884)

Net Gain (Loss) on Investment	(44,957)	(7,493)	(4,039,137)	(256,106)	(782,198)
Net Increase (Decrease) in Net Assets Resulting from Operations	(61,598)	(7,511)	(4,419,119)	(339,754)	(752,713)

Increase (Decrease) in Net Assets from Contract Transactions	(243,898)	29,270	(3,402,925)	(992,612)	(284,670)

Total Increase (Decrease) in Net Assets	(305,496)	21,759	(7,822,044)	(1,332,366)	(1,037,383)

Net Assets as of December 31, 2018:	$897,375	$143,925	$31,618,113	$4,498,410	$3,683,767

See Accompanying Notes.

(1)	See Footnote 1

24

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA US Growth Class A Shares Subaccount	TA WMC US Growth Service Class Subaccount(1)
Net Assets as of December 31, 2016:	$40,481,247	$—

Investment Income:
Reinvested Dividends	1,184	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	632,819	—

Net Investment Income (Loss)	(631,635)	—
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	4,180,998	—
Realized Gain (Loss) on Investments	3,054,556	—

Net Realized Capital Gains (Losses) on Investments	7,235,554	—
Net Change in Unrealized Appreciation (Depreciation)	3,444,810	—

Net Gain (Loss) on Investment	10,680,364	—
Net Increase (Decrease) in Net Assets Resulting from Operations	10,048,729	—

Increase (Decrease) in Net Assets from Contract Transactions	(8,338,026)	—

Total Increase (Decrease) in Net Assets	1,710,703	—

Net Assets as of December 31, 2017:	$42,191,950	$—

Investment Income:
Reinvested Dividends	—	25
Investment Expense:
Mortality and Expense Risk and Administrative Charges	576,512	116

Net Investment Income (Loss)	(576,512)	(91)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	3,344,166	775
Realized Gain (Loss) on Investments	4,726,962	5

Net Realized Capital Gains (Losses) on Investments	8,071,128	780
Net Change in Unrealized Appreciation (Depreciation)	(7,134,035)	(1,307)

Net Gain (Loss) on Investment	937,093	(527)
Net Increase (Decrease) in Net Assets Resulting from Operations	360,581	(618)

Increase (Decrease) in Net Assets from Contract Transactions	(9,898,545)	8,743

Total Increase (Decrease) in Net Assets	(9,537,964)	8,125

Net Assets as of December 31, 2018:	$32,653,986	$8,125

See Accompanying Notes.

(1)	See Footnote 1

25

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

1. Organization

Organization

Merrill Lynch Life Variable Annuity Separate Account D (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company (TALIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TALIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TALIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Merrill Lynch Investor Choice Annuity® and Merrill Lynch IRA Annuity®.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
The AB Trust	The AB Trust
AB Discovery Value Class A Shares	AB Discovery Value Portfolio Class A Shares
AB International Value Class A Shares	AB International Value Portfolio Class A Shares
AB Large Cap Growth Class A Shares	AB Large Cap Growth Portfolio Class A Shares
AB Relative Value Class A Shares	AB Relative Value Portfolio Class A Shares
AB Value Class A Shares	AB Value Portfolio Class A Shares
Allianz Funds	Allianz Funds
AllianzGI NFJ Dividend Value Class A Shares	AllianzGI NFJ Dividend Value Fund Class A Shares
AllianzGI NFJ Small-Cap Value Class A Shares	AllianzGI NFJ Small-Cap Value Fund Class A Shares
American Funds	American Funds
American Funds - EuroPacific Growth Fund® Class F -1 Shares	American Funds - EuroPacific Growth Fund® Class F -1 Shares
American Funds - Growth Fund of America® Class F -1 Shares	American Funds - Growth Fund of America® Fund Class F -1 Shares
American Funds - Income Fund of America® Class F -1 Shares	American Funds - Income Fund of America® Fund Class F -1 Shares
American Funds - Investment Company of America® Class F -1 Shares	American Funds - Investment Company of America® Fund Class F -1 Shares
American Funds - The Bond Fund of America® Class A Shares	American Funds - The Bond Fund of America® Fund Class A Shares
American Funds - The Bond Fund of America® Class F -1 Shares	American Funds - The Bond Fund of America® Fund Class F -1 Shares
American Funds - The Growth Fund of America® Class A Shares	American Funds - The Growth Fund of America® Fund Class A Shares
American Funds - The Income Fund of America® Class A Shares	American Funds - The Income Fund of America® Fund Class A Shares
American Funds - The Investment Company of America® Class A Shares	American Funds - The Investment Company of America® Fund Class A Shares
The Managers Fund	The Managers Fund
AMG Renaissance Large Cap Growth Class N Shares	AMG Renaissance Large Cap Growth Class N Shares
BlackRock Series, Inc.	BlackRock Series, Inc.
BlackRock Advantage Global Investor A Shares	BlackRock Advantage Global Fund Investor A Shares
BlackRock Advantage International Investor A Shares	BlackRock Advantage International Investor A Shares
BlackRock Advantage Large Cap Core Investor A Shares	BlackRock Advantage Large Cap Core Fund Investor A Shares
BlackRock Advantage Large Cap Value Investor A Shares	BlackRock Advantage Large Cap Value Fund Investor A Shares
BlackRock Advantage U.S. Total Market Investor A Shares	BlackRock Advantage U.S. Total Market Fund Investor A Shares

26

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
BlackRock Series, Inc.	BlackRock Series, Inc.
BlackRock Basic Value Investor A Shares	BlackRock Basic Value Fund Investor A Shares
BlackRock Capital Appreciation Investor A Shares	BlackRock Capital Appreciation Fund Investor A Shares
BlackRock Global Allocation Investor A Shares	BlackRock Global Allocation Fund Investor A Shares
BlackRock High Yield Bond Investor A Shares	BlackRock High Yield Bond Portfolio Investor A Shares
BlackRock International Investor A Shares	BlackRock International Fund Investor A Shares
BlackRock iShares MSCI EAFE International Index Investor A Shares	BlackRock iShares MSCI EAFE International Index Fund Investor A Shares
BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares	BlackRock iShares Russell 2000 Small-Cap Index Fund Investor A Shares
BlackRock iShares S&P 500 Index Investor A Shares	BlackRock iShares S&P 500 Index Fund Investor A Shares
BlackRock Large Cap Focus Growth Investor A Shares	BlackRock Large Cap Growth Fund Investor A Shares
BlackRock Low Duration Bond Investor A Shares	BlackRock Low Duration Bond Portfolio Investor A Shares
BlackRock Total Return Investor A Shares	BlackRock Total Return Investor A Shares
BlackRock U.S. Government Bond Investor A Shares	BlackRock U.S. Government Bond Portfolio Investor A Shares
Cohen & Steers Capital Management, Inc.	Cohen & Steers Capital Management, Inc.
Cohen & Steers Real Estate Securities Class A Shares	Cohen & Steers Real Estate Securities Class Fund A Shares
Columbia Funds Series Trust	Columbia Funds Series Trust
Columbia Large Cap Growth III Class A Shares	Columbia Large Cap Growth III Fund Class A Shares
Columbia Mid Cap Growth Class A Shares	Columbia Mid Cap Growth Fund Class A Shares
Columbia Select Small Cap Value Class A Shares	Columbia Select Small Cap Value Fund Class A Shares
Davis New York Venture Fund, Inc.	Davis New York Venture Fund, Inc.
Davis New York Venture Class A Shares	Davis New York Venture Class A Shares
Delaware Group Equity Funds IV	Delaware Group Equity Funds IV
Delaware Smid Cap Growth Class A Shares	Delaware Smid Cap Growth Fund Class A Shares
Dreyfus Appreciation Fund, Inc.	Dreyfus Appreciation Fund, Inc.
Dreyfus Appreciation Investor Shares	Dreyfus Appreciation Investor Shares
Eaton Vance Mutual Funds Trust	Eaton Vance Mutual Funds Trust
Eaton Vance Floating-Rate Class A Shares	Eaton Vance Floating-Rate Fund Class A Shares
Eaton Vance Special Investment Trust	Eaton Vance Special Investment Trust
Eaton Vance Large-Cap Value Class A Shares	Eaton Vance Large-Cap Value Fund Class A Shares
Federated Equity Funds	Federated Equity Funds
Federated Equity Income Class A Shares	Federated Equity Income Fund Class A Shares
Federated Kaufmann Class A Shares	Federated Kaufmann Fund Class A Shares
Fidelity Advisor Series	Fidelity Advisor Series
Fidelity Advisor® Equity Growth Class A Shares	Fidelity Advisor® Equity Growth Fund Class A Shares
Fidelity Advisor® Overseas Class A Shares	Fidelity Advisor® Overseas Fund Class A Shares
Fidelity Advisor® Stock Selector Mid Cap Class A Shares	Fidelity Advisor® Stock Selector Mid Cap Fund Class A Shares
Templeton Funds	Templeton Funds
Franklin Templeton Growth Class A Shares	Franklin Templeton Growth Fund Class A Shares
AIM Series Trust (Invesco Series Trust)	AIM Series Trust (Invesco Series Trust)
Invesco American Franchise Fund Class A Shares	Invesco American Franchise Fund Fund Class A Shares
Invesco Charter Class A Shares	Invesco Charter Fund Class A Shares

27

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AIM Series Trust (Invesco Series Trust)	AIM Series Trust (Invesco Series Trust)
Invesco Comstock Class A Shares	Invesco Comstock Fund Class A Shares
Invesco Equity and Income Class A Shares	Invesco Equity and Income Fund Class A Shares
Invesco Mid Cap Core Equity Class A Shares	Invesco Mid Cap Core Equity Fund Class A Shares
Invesco Mid Cap Growth Class A Shares	Invesco Mid Cap Growth Fund Class A Shares
Invesco Value Opportunities Class A Shares	Invesco Value Opportunities Fund Class A Shares
Janus Advisor Series	Janus Advisor Series
Janus Henderson Enterprise Class A Shares	Janus Henderson Enterprise Portfolio Class A Shares
Janus Henderson Forty Class A Shares	Janus Henderson Forty Portfolio Class A Shares
JPMorgan Trust II	JPMorgan Trust II
JPMorgan Small Cap Growth Class A Shares	JPMorgan Small Cap Growth Fund Class A Shares
Lord Abbett Funds, Inc.	Lord Abbett Funds, Inc.
Lord Abbett Affiliated Class A Shares	Lord Abbett Affiliated Class A Shares
Lord Abbett Bond-Debenture Class A Shares	Lord Abbett Bond-Debenture Class A Shares
Lord Abbett Mid Cap Stock Class A Shares	Lord Abbett Mid Cap Stock Class A Shares
MFS Series Trust	MFS Series Trust
MFS® Growth Class A Shares	MFS® Growth Fund Class A Shares
MFS® Mid Cap Growth Class A Shares	MFS® Mid Cap Growth Fund Class A Shares
MFS® Research International Class A Shares	MFS® Research International Fund Class A Shares
Oppenheimer Funds, Inc.	Oppenheimer Funds, Inc.
Oppenheimer Capital Appreciation Class A Shares	Oppenheimer Capital Appreciation Fund Class A Shares
Oppenheimer Fundamental Alternatives Class A Shares	Oppenheimer Fundamental Alternatives Fund Class A Shares
Oppenheimer Global Class A Shares	Oppenheimer Global Fund Class A Shares
Oppenheimer Main Street Mid Cap® Class A Shares	Oppenheimer Main Street Mid Cap® Fund Class A Shares
Oppenheimer Main Street® Class A Shares	Oppenheimer Main Street® Fund Class A Shares
PIMCO Funds	PIMCO Funds
PIMCO CommodityRealReturn Strategy Class A Shares	PIMCO CommodityRealReturn Strategy Fund Class A Shares
PIMCO Low Duration Class A Shares	PIMCO Low Duration Fund Class A Shares
PIMCO Real Return Class A Shares	PIMCO Real Return Fund Class A Shares
PIMCO Total Return Class A Shares	PIMCO Total Return Fund Class A Shares
Pioneer Funds	Pioneer Funds
Pioneer Class A Shares	Pioneer Class A Shares
Pioneer High Yield Class A Shares	Pioneer High Yield Class A Shares
Pioneer Real Estate Shares Class A Shares	Pioneer Real Estate Shares Class A Shares
Pioneer Select Mid Cap Growth Class A Shares	Pioneer Select Mid Cap Growth Class A Shares
Putnam Funds	Putnam Funds
Putnam Equity Income Class A Shares	Putnam Equity Income Class A Shares
Putnam Growth Opportunities Class A Shares	Putnam Growth Opportunities Class A Shares
Putnam International Equity Class A Shares	Putnam International Equity Class A Shares
Ready Assets Prime Money Fund	Ready Assets Prime Money Fund
Ready Assets Government Liquidity	Ready Assets Government Liquidity Fund

28

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Funds	Transamerica Funds
TA Asset Allocation - Conservative Class A Shares	Transamerica Asset Allocation - Conservative Class A Shares
TA Asset Allocation - Moderate Class A Shares	Transamerica Asset Allocation - Moderate Class A Shares
TA Asset Allocation - Moderate Growth Class A Shares	Transamerica Asset Allocation - Moderate Growth Class A Shares
TA Barrow Hanley Dividend Focused Service Class	Transamerica Barrow Hanley Dividend Focused VP Service Class
TA Bond Class A Shares	Transamerica Bond Class A Shares
TA Dividend Focused Class A Shares	Transamerica Dividend Focused Class A Shares
TA Greystone International Growth Initial Class	Transamerica Greystone International Growth VP Initial Class
TA Jennison Growth Service Class	Transamerica Jennison Growth VP Service Class
TA JPMorgan Mid Cap Value Service Class	Transamerica JPMorgan Mid Cap Value VP Service Class
TA Multi-Cap Growth Class A Shares	Transamerica Multi-Cap Growth Class A Shares
TA Multi-Managed Balanced Class A Shares	Transamerica Multi-Managed Balanced Class A Shares
TA Small/Mid Cap Value Class A Shares	Transamerica Small/Mid Cap Value Class A Shares
TA T. Rowe Price Small Cap Service Class	Transamerica T. Rowe Price Small Cap VP Service Class
TA TS&W International Equity Service Class	Transamerica TS&W International Equity VP Service Class
TA US Growth Class A Shares	Transamerica US Growth Class A Shares
TA WMC US Growth Service Class	Transamerica WMC US Growth VP Service Class

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA Barrow Hanley Dividend Focused Service Class	August 18, 2017
TA Jennison Growth Service Class	August 18, 2017
TA JPMorgan Mid Cap Value Service Class	August 18, 2017
TA Greystone International Growth Initial Class	August 18, 2017
TA T. Rowe Price Small Cap Service Class	August 18, 2017
TA TS&W International Equity Service Class	August 18, 2017
TA WMC US Growth Service Class	August 18, 2017
AMG Renaissance Large Cap Growth Class N Shares	July 31, 2017
Putnam Equity Income Class A Shares	May 11, 2017
TA Asset Allocation - Conservative Class A Shares	March 27, 2017
TA Asset Allocation - Moderate Class A Shares	March 27, 2017
TA Asset Allocation - Moderate Growth Class A Shares	March 27, 2017
TA Multi-Managed Balanced Class A Shares	March 27, 2017
Columbia Large Cap Growth III Class A Shares	October 28, 2016
Putnam Growth Opportunities Class A Shares	October 21, 2016
TA Dividend Focused Class A Shares	February 5, 2014

29

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

The following subaccount name changes were made effective during the fiscal year ended December 31, 2018:

Subaccount	Formerly
Columbia Select Small Cap Value Class A Shares	Columbia Select Smaller-Cap Value Class A Shares
TA Bond Class A Shares	TA Flexible Income Class A Shares
TA Greystone International Growth Initial Class	TA MFS International Equity Initial Class

30

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2018.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2018.

31

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
AB Discovery Value Class A Shares	$746,974	$659,960
AB International Value Class A Shares	539,982	215,218
AB Large Cap Growth Class A Shares	1,699,827	1,948,387
AB Relative Value Class A Shares	920,913	1,078,770
AB Value Class A Shares	34,844	141,463
AllianzGI NFJ Dividend Value Class A Shares	1,346,158	1,256,387
AllianzGI NFJ Small-Cap Value Class A Shares	1,312,428	742,865
American Funds - EuroPacific Growth Fund® Class F -1 Shares	453,176	747,444
American Funds - Growth Fund of America® Class F -1 Shares	1,588,042	2,173,421
American Funds - Income Fund of America® Class F -1 Shares	394,793	1,009,143
American Funds - Investment Company of America® Class F -1 Shares	650,571	1,018,824
American Funds - The Bond Fund of America® Class A Shares	260,135	1,140,504
American Funds - The Bond Fund of America® Class F -1 Shares	226,042	481,881
American Funds - The Growth Fund of America® Class A Shares	3,948,345	7,955,389
American Funds - The Income Fund of America® Class A Shares	1,073,373	2,488,708
American Funds - The Investment Company of America® Class A Shares	2,464,161	3,979,326
AMG Renaissance Large Cap Growth Class N Shares	27,692	17,716
BlackRock Advantage Global Investor A Shares	20,828	85,439
BlackRock Advantage International Investor A Shares	274,987	736,638
BlackRock Advantage Large Cap Core Investor A Shares	825,277	709,690
BlackRock Advantage Large Cap Value Investor A Shares	668,239	441,917
BlackRock Advantage U.S. Total Market Investor A Shares	1,408,551	1,194,379
BlackRock Basic Value Investor A Shares	8,361,587	7,275,473
BlackRock Capital Appreciation Investor A Shares	7,850,577	14,072,593
BlackRock Global Allocation Investor A Shares	7,528,255	17,193,383
BlackRock High Yield Bond Investor A Shares	2,242,887	3,929,308
BlackRock International Investor A Shares	476,863	472,326
BlackRock iShares MSCI EAFE International Index Investor A Shares	6,013	20,235
BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares	2,082	9,730
BlackRock iShares S&P 500 Index Investor A Shares	3,218,194	3,876,350
BlackRock Large Cap Focus Growth Investor A Shares	2,353,470	1,954,531
BlackRock Low Duration Bond Investor A Shares	1,992	4,177
BlackRock Total Return Investor A Shares	7,547,410	17,811,584
BlackRock U.S. Government Bond Investor A Shares	1,759,552	4,861,916
Cohen & Steers Real Estate Securities Class A Shares	34,479	96,697
Columbia Large Cap Growth III Class A Shares	978,233	1,052,946

32

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

3. Investments (continued)

Subaccount	Purchases	Sales
Columbia Mid Cap Growth Class A Shares	$180,041	$91,277
Columbia Select Small Cap Value Class A Shares	1,634,564	2,398,164
Davis New York Venture Class A Shares	5,204,251	3,973,100
Delaware Smid Cap Growth Class A Shares	444,061	705,375
Dreyfus Appreciation Investor Shares	2,294,959	2,592,011
Eaton Vance Floating-Rate Class A Shares	1,364,516	810,638
Eaton Vance Large-Cap Value Class A Shares	617,129	751,368
Federated Equity Income Class A Shares	248,403	154,147
Federated Kaufmann Class A Shares	1,161,669	1,062,663
Fidelity Advisor® Equity Growth Class A Shares	445,453	611,874
Fidelity Advisor® Overseas Class A Shares	51,531	202,660
Fidelity Advisor® Stock Selector Mid Cap Class A Shares	179,401	194,665
Franklin Templeton Growth Class A Shares	606,004	733,009
Invesco American Franchise Fund Class A Shares	133,306	122,452
Invesco Charter Class A Shares	44,132	98,847
Invesco Comstock Class A Shares	6,618,635	8,526,384
Invesco Equity and Income Class A Shares	421,998	507,950
Invesco Mid Cap Core Equity Class A Shares	501,099	664,469
Invesco Mid Cap Growth Class A Shares	269,261	266,684
Invesco Value Opportunities Class A Shares	38,193	37,535
Janus Henderson Enterprise Class A Shares	2,944,956	8,817,074
Janus Henderson Forty Class A Shares	1,094,294	1,547,108
JPMorgan Small Cap Growth Class A Shares	605,793	469,389
Lord Abbett Affiliated Class A Shares	442,411	342,045
Lord Abbett Bond-Debenture Class A Shares	2,248,761	2,231,141
Lord Abbett Mid Cap Stock Class A Shares	992,579	1,900,682
MFS® Growth Class A Shares	1,265,223	4,768,812
MFS® Mid Cap Growth Class A Shares	1,092,416	3,670,822
MFS® Research International Class A Shares	845,224	1,261,056
Oppenheimer Capital Appreciation Class A Shares	88,855	255,575
Oppenheimer Fundamental Alternatives Class A Shares	144,693	301,327
Oppenheimer Global Class A Shares	524,423	309,684
Oppenheimer Main Street Mid Cap® Class A Shares	190,146	195,937
Oppenheimer Main Street® Class A Shares	592,046	585,469
PIMCO CommodityRealReturn Strategy Class A Shares	1,103,775	1,844,082
PIMCO Low Duration Class A Shares	5,217,751	12,053,538

33

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

3. Investments (continued)

Subaccount	Purchases	Sales
PIMCO Real Return Class A Shares	$3,261,401	$7,691,659
PIMCO Total Return Class A Shares	9,140,330	20,842,838
Pioneer Class A Shares	263,072	216,100
Pioneer High Yield Class A Shares	272,775	516,409
Pioneer Real Estate Shares Class A Shares	1,381,831	597,769
Pioneer Select Mid Cap Growth Class A Shares	111,024	75,733
Putnam Equity Income Class A Shares	72,762	88,026
Putnam Growth Opportunities Class A Shares	139,183	191,689
Putnam International Equity Class A Shares	2,387,509	2,344,703
Ready Assets Government Liquidity	6,575,585	6,499,795
TA Asset Allocation - Conservative Class A Shares	48,523	9,589
TA Asset Allocation - Moderate Class A Shares	166,218	87,961
TA Asset Allocation - Moderate Growth Class A Shares	2,535,264	375,115
TA Barrow Hanley Dividend Focused Service Class	290,911	994,716
TA Bond Class A Shares	265,835	279,630
TA Dividend Focused Class A Shares	14,387,317	11,813,936
TA Greystone International Growth Initial Class	13,040,264	14,802,130
TA Jennison Growth Service Class	134,198	20,718
TA JPMorgan Mid Cap Value Service Class	174,573	428,569
TA Multi-Cap Growth Class A Shares	200,228	403,929
TA Multi-Managed Balanced Class A Shares	82,317	44,070
TA Small/Mid Cap Value Class A Shares	6,306,200	6,927,791
TA T. Rowe Price Small Cap Service Class	577,189	1,358,032
TA TS&W International Equity Service Class	466,987	722,174
TA US Growth Class A Shares	5,999,726	13,130,618
TA WMC US Growth Service Class	9,938	510

34

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
		Units Redeemed			Units Redeemed
		and Transferred	Net Increase		and Transferred	Net Increase
Subaccount	Units Purchased	to/from	(Decrease)	Units Purchased	to/from	(Decrease)
AB Discovery Value Class A Shares	15,628	(21,214)	(5,586)	24,031	(21,759)	2,272
AB International Value Class A Shares	78,344	(26,156)	52,188	28,705	(44,214)	(15,509)
AB Large Cap Growth Class A Shares	34,933	(44,306)	(9,373)	5,920	(22,425)	(16,505)
AB Relative Value Class A Shares	7,973	(29,888)	(21,915)	39,461	(67,765)	(28,304)
AB Value Class A Shares	1,074	(8,091)	(7,017)	1,496	(15,132)	(13,636)
AllianzGI NFJ Dividend Value Class A Shares	34,398	(81,419)	(47,021)	17,265	(61,061)	(43,796)
AllianzGI NFJ Small-Cap Value Class A Shares	3,638	(20,842)	(17,204)	3,917	(29,567)	(25,650)
American Funds - EuroPacific Growth Fund® Class F -1 Shares	10,047	(30,224)	(20,177)	20,126	(55,107)	(34,981)
American Funds - Growth Fund of America® Class F -1 Shares	11,526	(65,399)	(53,873)	15,307	(99,184)	(83,877)
American Funds - Income Fund of America® Class F -1 Shares	4,308	(45,192)	(40,884)	24	(36,857)	(36,833)
American Funds - Investment Company of America® Class F -1 Shares	2,220	(37,653)	(35,433)	3,376	(42,742)	(39,366)
American Funds - The Bond Fund of America® Class A Shares	7,746	(69,810)	(62,064)	1,182	(83,854)	(82,672)
American Funds - The Bond Fund of America® Class F -1 Shares	13,404	(36,242)	(22,838)	20,293	(52,955)	(32,662)
American Funds - The Growth Fund of America® Class A Shares	6,643	(171,123)	(164,480)	48,739	(257,353)	(208,614)
American Funds - The Income Fund of America® Class A Shares	6,938	(77,810)	(70,872)	4,184	(105,986)	(101,802)
American Funds - The Investment Company of America® Class A Shares	7,343	(107,228)	(99,885)	4,278	(173,484)	(169,206)
AMG Renaissance Large Cap Growth Class N Shares	1,727	(1,521)	206	4,627	(238)	4,389
BlackRock Advantage Global Investor A Shares	—	(2,950)	(2,950)	1,073	(10,575)	(9,502)
BlackRock Advantage International Investor A Shares	14,920	(45,106)	(30,186)	15,438	(26,198)	(10,760)
BlackRock Advantage Large Cap Core Investor A Shares	13,238	(25,099)	(11,861)	22,748	(65,405)	(42,657)
BlackRock Advantage Large Cap Value Investor A Shares	14,204	(17,971)	(3,767)	19,530	(41,458)	(21,928)
BlackRock Advantage U.S. Total Market Investor A Shares	2,957	(34,946)	(31,989)	15,586	(58,322)	(42,736)
BlackRock Basic Value Investor A Shares	95,573	(287,204)	(191,631)	148,498	(331,082)	(182,584)
BlackRock Capital Appreciation Investor A Shares	113,032	(459,420)	(346,388)	135,354	(491,908)	(356,554)
BlackRock Global Allocation Investor A Shares	137,591	(688,701)	(551,110)	203,773	(897,170)	(693,397)
BlackRock High Yield Bond Investor A Shares	76,297	(257,263)	(180,966)	76,177	(281,084)	(204,907)
BlackRock International Investor A Shares	34,821	(33,713)	1,108	85,862	(68,505)	17,357

35

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
		Units Redeemed			Units Redeemed
		and Transferred	Net Increase		and Transferred	Net Increase
Subaccount	Units Purchased	to/from	(Decrease)	Units Purchased	to/from	(Decrease)
BlackRock iShares MSCI EAFE International Index Investor A Shares	—	(1,098)	(1,098)	—	(1,473)	(1,473)
BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares	—	(341)	(341)	—	(270)	(270)
BlackRock iShares S&P 500 Index Investor A Shares	161,134	(199,091)	(37,957)	254,498	(269,420)	(14,922)
BlackRock Large Cap Focus Growth Investor A Shares	31,474	(62,596)	(31,122)	16,032	(55,232)	(39,200)
BlackRock Low Duration Bond Investor A Shares	—	(281)	(281)	—	(370)	(370)
BlackRock Total Return Investor A Shares	402,957	(1,234,383)	(831,426)	606,983	(806,775)	(199,792)
BlackRock U.S. Government Bond Investor A Shares	135,705	(456,531)	(320,826)	214,839	(228,756)	(13,917)
Cohen & Steers Real Estate Securities Class A Shares	656	(3,614)	(2,958)	2,871	(4,728)	(1,857)
Columbia Large Cap Growth III Class A Shares	28,125	(70,875)	(42,750)	52,399	(137,035)	(84,636)
Columbia Mid Cap Growth Class A Shares	4,998	(4,908)	90	2,592	(4,196)	(1,604)
Columbia Select Small Cap Value Class A Shares	27,660	(54,446)	(26,786)	12,727	(46,853)	(34,126)
Davis New York Venture Class A Shares	40,558	(134,263)	(93,705)	22,935	(202,236)	(179,301)
Delaware Smid Cap Growth Class A Shares	3,359	(23,630)	(20,271)	3,104	(30,759)	(27,655)
Dreyfus Appreciation Investor Shares	26,989	(108,765)	(81,776)	12,571	(139,520)	(126,949)
Eaton Vance Floating-Rate Class A Shares	88,232	(54,827)	33,405	51,575	(35,255)	16,320
Eaton Vance Large-Cap Value Class A Shares	20,272	(44,155)	(23,883)	17,791	(52,006)	(34,215)
Federated Equity Income Class A Shares	4,229	(9,210)	(4,981)	18,839	(10,760)	8,079
Federated Kaufmann Class A Shares	17,687	(32,319)	(14,632)	7,377	(31,693)	(24,316)
Fidelity Advisor® Equity Growth Class A Shares	9,030	(16,145)	(7,115)	19,684	(235,735)	(216,051)
Fidelity Advisor® Overseas Class A Shares	—	(7,193)	(7,193)	—	(6,033)	(6,033)
Fidelity Advisor® Stock Selector Mid Cap Class A Shares	1,174	(4,926)	(3,752)	5	(8,768)	(8,763)
Franklin Templeton Growth Class A Shares	7,410	(31,744)	(24,334)	8,271	(55,206)	(46,935)
Invesco American Franchise Fund Class A Shares	5,443	(6,827)	(1,384)	1,664	(18,427)	(16,763)
Invesco Charter Class A Shares	74	(4,826)	(4,752)	62	(3,954)	(3,892)
Invesco Comstock Class A Shares	158,832	(306,214)	(147,382)	105,594	(485,933)	(380,339)
Invesco Equity and Income Class A Shares	7,385	(16,364)	(8,979)	4,308	(22,709)	(18,401)
Invesco Mid Cap Core Equity Class A Shares	13,763	(30,257)	(16,494)	8,253	(29,245)	(20,992)

36

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Invesco Mid Cap Growth Class A Shares	3,389	(11,208)	(7,819)	2,210	(8,251)	(6,041)
Invesco Value Opportunities Class A Shares	4,522	(19,203)	(14,681)	25,523	(48,344)	(22,821)
Janus Henderson Enterprise Class A Shares	36,019	(227,999)	(191,980)	35,466	(272,711)	(237,245)
Janus Henderson Forty Class A Shares	24,325	(55,180)	(30,855)	25,966	(89,354)	(63,388)
JPMorgan Small Cap Growth Class A Shares	14,739	(16,837)	(2,098)	25,134	(27,406)	(2,272)
Lord Abbett Affiliated Class A Shares	12,610	(15,442)	(2,832)	30,432	(15,245)	15,187
Lord Abbett Bond-Debenture Class A Shares	67,059	(90,864)	(23,805)	98,196	(114,048)	(15,852)
Lord Abbett Mid Cap Stock Class A Shares	14,929	(65,289)	(50,360)	19,980	(85,339)	(65,359)
MFS® Growth Class A Shares	31,009	(173,581)	(142,572)	184,557	(168,676)	15,881
MFS® Mid Cap Growth Class A Shares	20,064	(101,085)	(81,021)	5,940	(96,727)	(90,787)
MFS® Research International Class A Shares	20,441	(44,120)	(23,679)	8,708	(266,073)	(257,365)
Oppenheimer Capital Appreciation Class A Shares	1,106	(10,855)	(9,749)	8,124	(15,430)	(7,306)
Oppenheimer Fundamental Alternatives Class A Shares	8,223	(17,762)	(9,539)	10,072	(13,555)	(3,483)
Oppenheimer Global Class A Shares	6,998	(7,047)	(49)	6,921	(10,393)	(3,472)
Oppenheimer Main Street Mid Cap® Class A Shares	3,076	(6,991)	(3,915)	8,505	(19,062)	(10,557)
Oppenheimer Main Street® Class A Shares	10,264	(20,070)	(9,806)	18,495	(11,549)	6,946
PIMCO CommodityRealReturn Strategy Class A Shares	115,640	(275,939)	(160,299)	207,854	(257,928)	(50,074)
PIMCO Low Duration Class A Shares	375,599	(983,841)	(608,242)	458,069	(709,879)	(251,810)
PIMCO Real Return Class A Shares	193,114	(554,670)	(361,556)	310,970	(409,288)	(98,318)
PIMCO Total Return Class A Shares	441,278	(1,268,816)	(827,538)	527,877	(994,481)	(466,604)
Pioneer Class A Shares	5,165	(8,479)	(3,314)	11,795	(11,258)	537
Pioneer High Yield Class A Shares	8,061	(26,683)	(18,622)	22,831	(31,328)	(8,497)
Pioneer Real Estate Shares Class A Shares	19,729	(33,371)	(13,642)	21,668	(40,157)	(18,489)
Pioneer Select Mid Cap Growth Class A Shares	2,415	(2,521)	(106)	1,562	(2,342)	(780)
Putnam Equity Income Class A Shares	2,923	(7,097)	(4,174)	74,517	(2,023)	72,494
Putnam Growth Opportunities Class A Shares	1,530	(11,942)	(10,412)	287	(22,557)	(22,270)
Putnam International Equity Class A Shares	84,058	(96,686)	(12,628)	210,697	(111,011)	99,686

37

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Ready Assets Government Liquidity	677,729	(669,369)	8,360	555,244	(596,128)	(40,884)
TA Asset Allocation - Conservative Class A Shares	3,545	(729)	2,816	14,057	(406)	13,651
TA Asset Allocation - Moderate Class A Shares	11,911	(7,670)	4,241	54,421	(13,579)	40,842
TA Asset Allocation - Moderate Growth Class A Shares	199,611	(32,086)	167,525	274,033	(179,047)	94,986
TA Barrow Hanley Dividend Focused Service Class	19,075	(86,808)	(67,733)	571,472	(19,788)	551,684
TA Bond Class A Shares	163,585	(191,500)	(27,915)	252,588	(227,021)	25,567
TA Dividend Focused Class A Shares	415,778	(789,016)	(373,238)	107,288	(1,095,475)	(988,187)
TA Greystone International Growth Initial Class	1,194,302	(1,331,404)	(137,102)	11,658,133	(638,805)	11,019,328
TA Jennison Growth Service Class	8,982	(1,503)	7,479	10,441	(91)	10,350
TA JPMorgan Mid Cap Value Service Class	11,265	(38,169)	(26,904)	243,365	(21,440)	221,925
TA Multi-Cap Growth Class A Shares	9,737	(25,348)	(15,611)	8,081	(30,731)	(22,650)
TA Multi-Managed Balanced Class A Shares	6,656	(3,912)	2,744	13,418	(2,176)	11,242
TA Small/Mid Cap Value Class A Shares	150,963	(292,809)	(141,846)	44,395	(469,661)	(425,266)
TA T. Rowe Price Small Cap Service Class	26,307	(108,052)	(81,745)	562,022	(35,510)	526,512
TA TS&W International Equity Service Class	38,026	(64,776)	(26,750)	476,541	(32,561)	443,980
TA US Growth Class A Shares	141173	(611,678)	(470,505)	87,326	(568,787)	(481,461)
TA WMC US Growth Service Class	793	(32)	761	—	—	—

38

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
AB Discovery Value Class A Shares	$415,580	$(609,341)	$(193,761)	$621,501	$(572,358)	$49,143
AB International Value Class A Shares	539,145	(189,537)	349,608	211,250	(311,240)	(99,990)
AB Large Cap Growth Class A Shares	1,476,831	(1,913,652)	(436,821)	215,444	(811,722)	(596,278)
AB Relative Value Class A Shares	260,451	(1,005,619)	(745,168)	1,171,691	(2,016,305)	(844,614)
AB Value Class A Shares	16,393	(133,878)	(117,485)	23,322	(230,471)	(207,149)
AllianzGI NFJ Dividend Value Class A Shares	485,733	(1,188,817)	(703,084)	224,722	(821,072)	(596,350)
AllianzGI NFJ Small-Cap Value Class A Shares	95,528	(663,614)	(568,086)	105,000	(1,039,819)	(934,819)
American Funds - EuroPacific Growth Fund® Class F -1 Shares	229,365	(683,709)	(454,344)	406,191	(1,156,322)	(750,131)
American Funds - Growth Fund of America® Class F -1 Shares	352,817	(1,971,824)	(1,619,007)	390,522	(2,550,352)	(2,159,830)
American Funds - Income Fund of America® Class F -1 Shares	88,402	(939,879)	(851,477)	482	(730,394)	(729,912)
American Funds - Investment Company of America® Class F -1 Shares	57,270	(923,735)	(866,465)	79,072	(972,288)	(893,216)
American Funds - The Bond Fund of America® Class A Shares	118,348	(1,062,853)	(944,505)	18,521	(1,295,463)	(1,276,942)
American Funds - The Bond Fund of America® Class F -1 Shares	163,098	(441,630)	(278,532)	260,902	(668,891)	(407,989)
American Funds - The Growth Fund of America® Class A Shares	282,966	(7,420,186)	(7,137,220)	1,876,328	(9,477,939)	(7,601,611)
American Funds - The Income Fund of America® Class A Shares	208,770	(2,317,055)	(2,108,285)	120,271	(2,996,064)	(2,875,793)
American Funds - The Investment Company of America® Class A Shares	250,425	(3,669,602)	(3,419,177)	128,537	(5,293,356)	(5,164,819)
AMG Renaissance Large Cap Growth Class N Shares	18,944	(16,945)	1,999	45,988	(2,417)	43,571
BlackRock Advantage Global Investor A Shares	—	(76,596)	(76,596)	23,589	(238,757)	(215,168)
BlackRock Advantage International Investor A Shares	239,227	(705,262)	(466,035)	245,226	(398,621)	(153,395)

39

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
BlackRock Advantage Large Cap Core Investor A Shares	$298,408	$(614,689)	$(316,281)	$494,054	$(1,385,191)	$(891,137)
BlackRock Advantage Large Cap Value Investor A Shares	301,178	(391,543)	(90,365)	391,310	(817,975)	(426,665)
BlackRock Advantage U.S. Total Market Investor A Shares	70,371	(1,111,868)	(1,041,497)	378,857	(1,726,559)	(1,347,702)
BlackRock Basic Value Investor A Shares	2,037,088	(6,816,689)	(4,779,601)	3,214,633	(7,313,499)	(4,098,866)
BlackRock Capital Appreciation Investor A Shares	3,070,237	(13,428,807)	(10,358,570)	3,118,710	(11,751,380)	(8,632,670)
BlackRock Global Allocation Investor A Shares	2,913,063	(15,798,548)	(12,885,485)	4,950,609	(20,957,608)	(16,006,999)
BlackRock High Yield Bond Investor A Shares	1,088,595	(3,631,055)	(2,542,460)	1,057,151	(3,920,458)	(2,863,307)
BlackRock International Investor A Shares	454,179	(443,053)	11,126	1,086,897	(862,348)	224,549
BlackRock iShares MSCI EAFE International Index Investor A Shares	—	(17,492)	(17,492)	—	(23,291)	(23,291)
BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares	—	(8,736)	(8,736)	—	(6,146)	(6,146)
BlackRock iShares S&P 500 Index Investor A Shares	2,825,283	(3,585,556)	(760,273)	4,038,889	(4,243,125)	(204,236)
BlackRock Large Cap Focus Growth Investor A Shares	925,024	(1,888,492)	(963,468)	389,596	(1,363,409)	(973,813)
BlackRock Low Duration Bond Investor A Shares	—	(2,804)	(2,804)	—	(3,730)	(3,730)
BlackRock Total Return Investor A Shares	5,447,559	(16,817,012)	(11,369,453)	8,396,109	(11,105,855)	(2,709,746)
BlackRock U.S. Government Bond Investor A Shares	1,364,813	(4,637,706)	(3,272,893)	2,223,517	(2,369,601)	(146,084)
Cohen & Steers Real Estate Securities Class A Shares	16,144	(88,327)	(72,183)	67,152	(110,454)	(43,302)
Columbia Large Cap Growth III Class A Shares	367,681	(963,408)	(595,727)	585,897	(1,577,869)	(991,972)
Columbia Mid Cap Growth Class A Shares	82,141	(84,248)	(2,107)	39,072	(61,190)	(22,118)
Columbia Select Small Cap Value Class A Shares	976,707	(2,247,370)	(1,270,663)	473,162	(1,783,485)	(1,310,323)
Davis New York Venture Class A Shares	924,942	(3,652,230)	(2,727,288)	517,322	(5,021,433)	(4,504,111)
Delaware Smid Cap Growth Class A Shares	87,078	(663,377)	(576,299)	63,402	(630,266)	(566,864)
Dreyfus Appreciation Investor Shares	574,088	(2,433,368)	(1,859,280)	248,073	(2,759,138)	(2,511,065)
Eaton Vance Floating-Rate Class A Shares	1,207,865	(756,134)	451,731	692,375	(477,040)	215,335
Eaton Vance Large-Cap Value Class A Shares	307,697	(700,062)	(392,365)	252,491	(739,973)	(487,482)
Federated Equity Income Class A Shares	58,106	(133,964)	(75,858)	250,495	(147,992)	102,503

40

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
Federated Kaufmann Class A Shares	$557,911	$(994,656)	$(436,745)	$184,280	$(798,052)	$(613,772)
Fidelity Advisor® Equity Growth Class A Shares	328,892	(586,085)	(257,193)	586,616	(6,783,510)	(6,196,894)
Fidelity Advisor® Overseas Class A Shares	—	(183,380)	(183,380)	—	(142,663)	(142,663)
Fidelity Advisor® Stock Selector Mid Cap Class A Shares	42,910	(182,193)	(139,283)	160	(293,708)	(293,548)
Franklin Templeton Growth Class A Shares	132,803	(664,772)	(531,969)	136,921	(1,076,659)	(939,738)
Invesco American Franchise Fund Class A Shares	90,484	(115,732)	(25,248)	25,000	(265,352)	(240,352)
Invesco Charter Class A Shares	1,267	(92,556)	(91,289)	1,185	(72,251)	(71,066)
Invesco Comstock Class A Shares	3,609,032	(7,972,637)	(4,363,605)	2,334,139	(10,996,656)	(8,662,517)
Invesco Equity and Income Class A Shares	214,180	(471,204)	(257,024)	118,468	(636,959)	(518,491)
Invesco Mid Cap Core Equity Class A Shares	280,175	(629,441)	(349,266)	171,130	(575,313)	(404,183)
Invesco Mid Cap Growth Class A Shares	71,904	(242,494)	(170,590)	40,858	(159,296)	(118,438)
Invesco Value Opportunities Class A Shares	7,414	(33,157)	(25,743)	40,174	(73,295)	(33,121)
Janus Henderson Enterprise Class A Shares	1,217,988	(8,299,401)	(7,081,413)	1,064,861	(8,575,224)	(7,510,363)
Janus Henderson Forty Class A Shares	616,337	(1,447,520)	(831,183)	531,228	(1,909,005)	(1,377,777)
JPMorgan Small Cap Growth Class A Shares	373,633	(439,285)	(65,652)	480,115	(548,466)	(68,351)
Lord Abbett Affiliated Class A Shares	263,778	(316,125)	(52,347)	565,666	(285,560)	280,106
Lord Abbett Bond-Debenture Class A Shares	1,436,144	(2,055,172)	(619,028)	2,067,990	(2,546,481)	(478,491)
Lord Abbett Mid Cap Stock Class A Shares	342,773	(1,730,014)	(1,387,241)	461,768	(2,174,492)	(1,712,724)
MFS® Growth Class A Shares	754,383	(4,575,243)	(3,820,860)	3,787,009	(3,725,064)	61,945
MFS® Mid Cap Growth Class A Shares	636,261	(3,510,329)	(2,874,068)	170,629	(2,804,912)	(2,634,283)
MFS® Research International Class A Shares	514,017	(1,163,252)	(649,235)	219,993	(6,222,454)	(6,002,461)
Oppenheimer Capital Appreciation Class A Shares	22,189	(241,164)	(218,975)	136,233	(271,989)	(135,756)
Oppenheimer Fundamental Alternatives Class A Shares	135,418	(293,564)	(158,146)	166,901	(224,992)	(58,091)
Oppenheimer Global Class A Shares	274,407	(277,743)	(3,336)	222,834	(368,362)	(145,528)
Oppenheimer Main Street Mid Cap® Class A Shares	74,788	(178,965)	(104,177)	192,955	(442,109)	(249,154)
Oppenheimer Main Street® Class A Shares	278,708	(554,486)	(275,778)	443,238	(289,077)	154,161
PIMCO CommodityRealReturn Strategy Class A Shares	683,095	(1,720,533)	(1,037,438)	1,251,580	(1,572,275)	(320,695)

41

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
PIMCO Low Duration Class A Shares	$4,349,762	$(11,349,048)	$(6,999,286)	$5,346,157	$(8,274,625)	$(2,928,468)
PIMCO Real Return Class A Shares	2,544,290	(7,220,211)	(4,675,921)	4,110,247	(5,426,300)	(1,316,053)
PIMCO Total Return Class A Shares	6,752,963	(19,643,633)	(12,890,670)	8,188,127	(15,565,958)	(7,377,831)
Pioneer Class A Shares	122,725	(199,084)	(76,359)	234,512	(229,403)	5,109
Pioneer High Yield Class A Shares	146,901	(480,585)	(333,684)	408,291	(557,953)	(149,662)
Pioneer Real Estate Shares Class A Shares	321,449	(559,978)	(238,529)	369,615	(691,290)	(321,675)
Pioneer Select Mid Cap Growth Class A Shares	65,047	(69,964)	(4,917)	35,041	(54,572)	(19,531)
Putnam Equity Income Class A Shares	31,870	(77,666)	(45,796)	748,445	(21,248)	727,197
Putnam Growth Opportunities Class A Shares	22,686	(168,813)	(146,127)	3,558	(270,310)	(266,752)
Putnam International Equity Class A Shares	1,750,320	(2,179,551)	(429,231)	4,277,344	(2,401,550)	1,875,794
Ready Assets Government Liquidity	6,502,209	(6,406,561)	95,648	5,364,807	(5,770,936)	(406,129)
TA Asset Allocation - Conservative Class A Shares	36,458	(7,411)	29,047	146,467	(4,256)	142,211
TA Asset Allocation - Moderate Class A Shares	125,062	(82,139)	42,923	566,679	(141,277)	425,402
TA Asset Allocation - Moderate Growth Class A Shares	2,193,133	(346,188)	1,846,945	2,840,797	(1,850,545)	990,252
TA Barrow Hanley Dividend Focused Service Class	191,957	(926,773)	(734,816)	5,632,954	(205,188)	5,427,766
TA Bond Class A Shares	225,299	(263,879)	(38,580)	348,774	(311,206)	37,568
TA Dividend Focused Class A Shares	5,306,182	(10,908,660)	(5,602,478)	1,385,471	(14,135,314)	(12,749,843)
TA Greystone International Growth Initial Class	11,277,250	(13,351,104)	(2,073,854)	116,254,101	(6,588,377)	109,665,724
TA Jennison Growth Service Class	109,431	(18,020)	91,411	107,518	(963)	106,555
TA JPMorgan Mid Cap Value Service Class	109,721	(400,042)	(290,321)	2,400,367	(220,158)	2,180,209
TA Multi-Cap Growth Class A Shares	144,085	(387,983)	(243,898)	107,727	(414,419)	(306,692)
TA Multi-Managed Balanced Class A Shares	71,477	(42,207)	29,270	140,564	(22,499)	118,065
TA Small/Mid Cap Value Class A Shares	3,002,225	(6,405,150)	(3,402,925)	901,740	(9,395,238)	(8,493,498)
TA T. Rowe Price Small Cap Service Class	286,722	(1,279,334)	(992,612)	5,542,747	(381,040)	5,161,707
TA TS&W International Equity Service Class	384,062	(668,732)	(284,670)	4,757,923	(336,252)	4,421,671
TA US Growth Class A Shares	2,667,301	(12,565,846)	(9,898,545)	1,386,759	(9,724,785)	(8,338,026)
TA WMC US Growth Service Class	9,138	(395)	8,743	—	—	—

42

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AB Discovery Value Class A Shares
12/31/2018	131,355	$24.78	to	$23.08	$3,119,612	0.26%	1.25%	to	1.75%	(16.28)%	to	(16.70)%
12/31/2017	136,941	29.60	to	27.71	3,900,418	0.18	1.25	to	1.75	11.31	to	10.76
12/31/2016	134,669	26.59	to	25.02	3,454,570	0.15	1.25	to	1.75	22.84	to	22.23
12/31/2015	207,297	21.65	to	20.47	4,331,366	—	1.25	to	1.75	(7.06)	to	(7.53)
12/31/2014	219,970	23.29	to	22.13	4,961,974	0.39	1.25	to	1.75	7.27	to	6.73
AB International Value Class A Shares
12/31/2018	309,564	5.93	to	5.59	1,777,788	0.23	1.25	to	1.75	(24.13)	to	(24.51)
12/31/2017	257,376	7.82	to	7.41	1,951,234	1.96	1.25	to	1.75	23.28	to	22.67
12/31/2016	272,885	6.34	to	6.04	1,681,071	0.16	1.25	to	1.75	(2.20)	to	(2.69)
12/31/2015	307,789	6.48	to	6.20	1,942,756	1.29	1.25	to	1.75	1.25	to	0.74
12/31/2014	350,764	6.40	to	6.16	2,194,777	3.04	1.25	to	1.75	(7.72)	to	(8.18)
AB Large Cap Growth Class A Shares
12/31/2018	60,088	40.44	to	40.44	2,429,849	—	1.30	to	1.30	0.61	to	0.61
12/31/2017	69,461	40.19	to	40.19	2,791,949	—	1.30	to	1.30	29.66	to	29.66
12/31/2016	85,966	31.00	to	31.00	2,664,934	—	1.30	to	1.30	1.47	to	1.47
12/31/2015	90,325	30.55	to	30.55	2,759,562	—	1.30	to	1.30	9.08	to	9.08
12/31/2014	102,023	28.01	to	28.01	2,857,521	—	1.30	to	1.30	12.09	to	12.09
AB Relative Value Class A Shares
12/31/2018	163,629	30.61	to	30.61	5,009,477	1.03	1.30	to	1.30	(7.01)	to	(7.01)
12/31/2017	185,544	32.92	to	32.92	6,108,899	0.80	1.30	to	1.30	17.20	to	17.20
12/31/2016	213,848	28.09	to	28.09	6,007,722	2.02	1.30	to	1.30	9.72	to	9.72
12/31/2015	121,675	25.61	to	25.61	3,115,514	0.95	1.30	to	1.30	(0.13)	to	(0.13)
12/31/2014	131,352	25.64	to	25.64	3,367,695	0.77	1.30	to	1.30	7.43	to	7.43
AB Value Class A Shares
12/31/2018	29,466	14.16	to	13.19	401,993	0.85	1.25	to	1.75	(16.15)	to	(16.57)
12/31/2017	36,483	16.89	to	15.81	597,190	0.88	1.25	to	1.75	11.99	to	11.43
12/31/2016	50,119	15.08	to	14.19	735,164	1.18	1.25	to	1.75	9.59	to	9.04
12/31/2015	55,357	13.76	to	13.01	743,447	1.18	1.25	to	1.75	(8.80)	to	(9.26)
12/31/2014	57,196	15.09	to	14.34	843,962	1.54	1.25	to	1.75	10.18	to	9.63
AllianzGI NFJ Dividend Value Class A Shares
12/31/2018	317,472	13.30	to	12.54	4,091,699	1.79	1.25	to	1.75	(11.24)	to	(11.69)
12/31/2017	364,493	14.99	to	14.20	5,308,083	1.96	1.25	to	1.75	14.26	to	13.70
12/31/2016	408,289	13.11	to	12.49	5,217,107	2.39	1.25	to	1.75	14.44	to	13.87
12/31/2015	450,749	11.46	to	10.97	5,047,461	2.25	1.25	to	1.75	(9.76)	to	(10.21)
12/31/2014	513,221	12.70	to	12.21	6,389,584	1.78	1.25	to	1.75	8.28	to	7.74
AllianzGI NFJ Small-Cap Value Class A Shares
12/31/2018	158,839	22.27	to	20.74	4,479,438	2.94	1.25	to	1.75	(20.32)	to	(20.72)
12/31/2017	176,043	27.94	to	26.16	6,210,084	0.47	1.25	to	1.75	8.32	to	7.78
12/31/2016	201,693	25.80	to	24.27	6,658,709	1.48	1.25	to	1.75	21.38	to	20.77
12/31/2015	224,957	21.25	to	20.09	6,112,510	1.42	1.25	to	1.75	(9.44)	to	(9.89)
12/31/2014	282,965	23.47	to	22.30	8,516,742	2.28	1.25	to	1.75	0.33	to	(0.17)
American Funds—EuroPacific Growth Fund® Class F -1 Shares
12/31/2018	183,628	20.09	to	18.71	3,574,865	1.03	1.25	to	1.75	(16.30)	to	(16.72)
12/31/2017	203,805	24.00	to	22.47	4,749,627	0.84	1.25	to	1.75	29.06	to	28.42
12/31/2016	238,786	18.60	to	17.49	4,323,372	1.13	1.25	to	1.75	(0.60)	to	(1.09)
12/31/2015	272,770	18.71	to	17.69	4,981,054	1.42	1.25	to	1.75	(2.08)	to	(2.57)
12/31/2014	323,075	19.11	to	18.15	6,034,800	1.15	1.25	to	1.75	(3.88)	to	(4.36)

43

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
American Funds—Growth Fund of America® Class F -1 Shares
12/31/2018	431,896	$27.81	to	$25.90	$11,627,485	0.46%	1.25%	to	1.75%	(4.18)%	to	(4.66)%
12/31/2017	485,769	29.02	to	27.17	13,681,555	0.39	1.25	to	1.75	24.51	to	23.89
12/31/2016	569,646	23.31	to	21.93	12,913,308	0.50	1.25	to	1.75	7.04	to	6.50
12/31/2015	676,968	21.78	to	20.59	14,366,396	0.50	1.25	to	1.75	4.03	to	3.51
12/31/2014	826,006	20.94	to	19.89	16,881,289	0.20	1.25	to	1.75	7.88	to	7.34
American Funds—Income Fund of America® Class F -1 Shares
12/31/2018	210,455	20.29	to	18.90	4,149,658	2.88	1.25	to	1.75	(6.35)	to	(6.82)
12/31/2017	251,339	21.67	to	20.28	5,301,284	2.78	1.25	to	1.75	11.85	to	11.29
12/31/2016	288,172	19.37	to	18.22	5,441,659	3.08	1.25	to	1.75	9.14	to	8.60
12/31/2015	322,071	17.75	to	16.78	5,583,352	2.97	1.25	to	1.75	(2.78)	to	(3.27)
12/31/2014	380,149	18.26	to	17.35	6,790,929	2.96	1.25	to	1.75	6.97	to	6.44
American Funds—Investment Company of America® Class F -1 Shares
12/31/2018	246,186	22.99	to	21.41	5,491,391	1.68	1.25	to	1.75	(7.76)	to	(8.22)
12/31/2017	281,619	24.92	to	23.33	6,820,876	1.60	1.25	to	1.75	18.12	to	17.53
12/31/2016	320,985	21.10	to	19.85	6,600,826	1.82	1.25	to	1.75	13.07	to	12.51
12/31/2015	370,578	18.66	to	17.64	6,752,783	1.57	1.25	to	1.75	(2.75)	to	(3.24)
12/31/2014	454,287	19.19	to	18.23	8,525,664	1.38	1.25	to	1.75	10.63	to	10.08
American Funds—The Bond Fund of America® Class A Shares
12/31/2018	367,439	15.34	to	15.34	5,636,509	2.38	1.30	to	1.30	(1.42)	to	(1.42)
12/31/2017	429,503	15.56	to	15.56	6,683,693	1.84	1.30	to	1.30	1.89	to	1.89
12/31/2016	512,175	15.27	to	15.27	7,822,716	1.68	1.30	to	1.30	1.42	to	1.42
12/31/2015	594,131	15.06	to	15.06	8,947,397	1.96	1.30	to	1.30	(1.06)	to	(1.06)
12/31/2014	737,995	15.22	to	15.22	11,233,004	2.15	1.30	to	1.30	4.17	to	4.17
American Funds—The Bond Fund of America® Class F -1 Shares
12/31/2018	209,714	12.77	to	11.89	2,588,968	2.33	1.25	to	1.75	(1.42)	to	(1.92)
12/31/2017	232,552	12.96	to	12.13	2,917,991	1.79	1.25	to	1.75	1.89	to	1.38
12/31/2016	265,214	12.72	to	11.96	3,272,306	1.65	1.25	to	1.75	1.44	to	0.93
12/31/2015	297,539	12.54	to	11.85	3,626,319	1.93	1.25	to	1.75	(1.04)	to	(1.53)
12/31/2014	357,805	12.67	to	12.04	4,419,723	2.14	1.25	to	1.75	4.22	to	3.70
American Funds—The Growth Fund of America® Class A Shares
12/31/2018	888,803	38.81	to	38.81	34,491,526	0.52	1.30	to	1.30	(4.15)	to	(4.15)
12/31/2017	1,053,283	40.48	to	40.48	42,642,129	0.49	1.30	to	1.30	24.52	to	24.52
12/31/2016	1,261,897	32.51	to	32.51	41,029,206	0.54	1.30	to	1.30	7.06	to	7.06
12/31/2015	1,519,531	30.37	to	30.37	46,148,492	0.56	1.30	to	1.30	4.00	to	4.00
12/31/2014	1,849,487	29.20	to	29.20	54,008,331	0.34	1.30	to	1.30	7.89	to	7.89
American Funds—The Income Fund of America® Class A Shares
12/31/2018	412,564	28.17	to	28.17	11,620,777	2.96	1.30	to	1.30	(6.35)	to	(6.35)
12/31/2017	483,436	30.08	to	30.08	14,539,817	2.86	1.30	to	1.30	11.92	to	11.92
12/31/2016	585,238	26.87	to	26.87	15,727,634	3.13	1.30	to	1.30	9.15	to	9.15
12/31/2015	707,982	24.62	to	24.62	17,430,825	3.02	1.30	to	1.30	(2.75)	to	(2.75)
12/31/2014	879,782	25.32	to	25.32	22,272,799	3.03	1.30	to	1.30	6.99	to	6.99
American Funds—The Investment Company of America® Class A Shares
12/31/2018	655,765	31.04	to	31.04	20,353,428	1.76	1.30	to	1.30	(7.73)	to	(7.73)
12/31/2017	755,650	33.64	to	33.64	25,417,500	1.69	1.30	to	1.30	18.19	to	18.19
12/31/2016	924,856	28.46	to	28.46	26,321,860	1.90	1.30	to	1.30	13.12	to	13.12
12/31/2015	1,097,726	25.16	to	25.16	27,619,230	1.63	1.30	to	1.30	(2.71)	to	(2.71)
12/31/2014	1,367,104	25.86	to	25.86	35,355,777	1.45	1.30	to	1.30	10.64	to	10.64
AMG Renaissance Large Cap Growth Class N Shares
12/31/2018	4,595	9.89	to	9.82	45,240	0.50	1.25	to	1.75	(8.39)	to	(8.85)
12/31/2017(1)	4,389	10.80	to	10.78	47,357	0.49	1.25	to	1.75	—	to	—

44

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Advantage Global Investor A Shares
12/31/2018	23,468	$22.93	to	$21.35	$528,200	1.24%	1.25%	to	1.75%	(12.82)%	to	(13.26)%
12/31/2017	26,418	26.30	to	24.62	682,663	0.93	1.25	to	1.75	21.97	to	21.37
12/31/2016	35,920	21.56	to	20.28	761,179	0.68	1.25	to	1.75	6.27	to	5.75
12/31/2015	38,583	20.29	to	19.18	769,280	—	1.25	to	1.75	(7.02)	to	(7.48)
12/31/2014	48,320	21.82	to	20.73	1,036,428	0.21	1.25	to	1.75	(0.69)	to	(1.18)
BlackRock Advantage International Investor A Shares
12/31/2018	117,389	14.36	to	13.84	1,650,104	1.75	1.25	to	1.75	(16.33)	to	(16.75)
12/31/2017	147,575	17.16	to	16.63	2,484,871	0.62	1.25	to	1.75	22.24	to	21.63
12/31/2016	158,335	14.04	to	13.67	2,187,831	1.77	1.25	to	1.75	1.70	to	1.19
12/31/2015	173,859	13.80	to	13.51	2,369,838	0.47	1.25	to	1.75	(0.89)	to	(1.38)
12/31/2014	181,767	13.93	to	13.70	2,508,016	1.49	1.25	to	1.75	(5.82)	to	(6.29)
BlackRock Advantage Large Cap Core Investor A Shares
12/31/2018	264,640	22.59	to	21.04	5,761,882	0.97	1.25	to	1.75	(6.77)	to	(7.24)
12/31/2017	276,501	24.23	to	22.68	6,478,700	0.85	1.25	to	1.75	20.22	to	19.63
12/31/2016	319,158	20.15	to	18.96	6,231,867	0.72	1.25	to	1.75	8.66	to	8.12
12/31/2015	351,870	18.54	to	17.53	6,336,482	0.35	1.25	to	1.75	(1.17)	to	(1.66)
12/31/2014	371,315	18.76	to	17.83	6,782,140	0.33	1.25	to	1.75	10.26	to	9.71
BlackRock Advantage Large Cap Value Investor A Shares
12/31/2018	162,369	20.32	to	18.93	3,180,312	1.77	1.25	to	1.75	(9.11)	to	(9.57)
12/31/2017	166,136	22.36	to	20.93	3,591,091	1.28	1.25	to	1.75	15.81	to	15.23
12/31/2016	188,064	19.31	to	18.16	3,512,386	1.11	1.25	to	1.75	12.08	to	11.52
12/31/2015	218,256	17.23	to	16.29	3,648,206	0.64	1.25	to	1.75	(3.28)	to	(3.77)
12/31/2014	256,207	17.81	to	16.92	4,446,060	0.72	1.25	to	1.75	10.20	to	9.65
BlackRock Advantage U.S. Total Market Investor A Shares
12/31/2018	186,460	20.69	to	19.27	5,198,705	1.34	1.25	to	1.75	(7.82)	to	(8.28)
12/31/2017	218,449	22.45	to	21.01	6,652,076	0.05	1.25	to	1.75	7.40	to	6.87
12/31/2016	261,185	20.90	to	19.66	7,531,441	—	1.25	to	1.75	21.88	to	21.28
12/31/2015	304,923	17.15	to	16.21	7,252,062	2.67	1.25	to	1.75	(8.09)	to	(8.55)
12/31/2014	351,181	18.66	to	17.73	9,095,718	—	1.25	to	1.75	3.44	to	2.93
BlackRock Basic Value Investor A Shares
12/31/2018	1,324,263	20.00	to	18.62	28,178,803	1.60	1.25	to	1.75	(9.08)	to	(9.54)
12/31/2017	1,515,894	21.99	to	20.59	35,592,367	1.42	1.25	to	1.75	6.91	to	6.38
12/31/2016	1,698,478	20.57	to	19.35	37,382,609	1.32	1.25	to	1.75	16.81	to	16.23
12/31/2015	2,667,897	17.61	to	16.65	51,017,865	1.35	1.25	to	1.75	(7.34)	to	(7.80)
12/31/2014	885,789	19.01	to	18.06	22,034,706	1.19	1.25	to	1.75	8.38	to	7.84
BlackRock Capital Appreciation Investor A Shares
12/31/2018	1,480,346	26.28	to	24.48	39,819,005	—	1.25	to	1.75	0.46	to	(0.04)
12/31/2017	1,826,734	26.16	to	24.49	48,982,661	—	1.25	to	1.75	30.95	to	30.30
12/31/2016	2,183,288	19.98	to	18.79	44,604,144	—	1.25	to	1.75	(1.60)	to	(2.09)
12/31/2015	2,561,568	20.30	to	19.19	53,930,906	—	1.25	to	1.75	5.53	to	5.00
12/31/2014	3,265,369	19.24	to	18.28	65,549,469	—	1.25	to	1.75	7.00	to	6.47
BlackRock Global Allocation Investor A Shares
12/31/2018	4,525,512	19.27	to	17.95	95,413,035	0.55	1.25	to	1.75	(8.78)	to	(9.24)
12/31/2017	5,076,622	21.13	to	19.78	117,952,762	0.94	1.25	to	1.75	11.92	to	11.36
12/31/2016	5,770,019	18.88	to	17.76	120,700,385	0.95	1.25	to	1.75	2.46	to	1.95
12/31/2015	6,347,471	18.43	to	17.42	130,318,832	0.91	1.25	to	1.75	(2.28)	to	(2.77)
12/31/2014	7,142,862	18.86	to	17.92	151,141,935	2.04	1.25	to	1.75	0.61	to	0.11
BlackRock High Yield Bond Investor A Shares
12/31/2018	1,356,355	13.86	to	13.37	18,458,538	5.43	1.25	to	1.75	(4.53)	to	(5.01)
12/31/2017	1,537,321	14.52	to	14.07	21,967,607	5.34	1.25	to	1.75	6.66	to	6.13
12/31/2016	1,742,228	13.61	to	13.26	23,398,929	5.46	1.25	to	1.75	12.01	to	11.45
12/31/2015	2,005,388	12.15	to	11.90	24,107,309	4.93	1.25	to	1.75	(5.51)	to	(5.98)
12/31/2014	2,157,187	12.86	to	12.65	27,514,110	5.30	1.25	to	1.75	1.76	to	1.25

45

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock International Investor A Shares
12/31/2018	161,370	$11.07	to	$10.66	$1,748,196	1.23%	1.25%	to	1.75%	(22.62)%	to	(23.01)%
12/31/2017	160,262	14.30	to	13.85	2,253,499	1.20	1.25	to	1.75	29.69	to	29.05
12/31/2016	142,905	11.03	to	10.73	1,555,880	1.27	1.25	to	1.75	(0.91)	to	(1.40)
12/31/2015	151,935	11.13	to	10.89	1,673,811	0.25	1.25	to	1.75	(4.64)	to	(5.12)
12/31/2014	166,018	11.67	to	11.47	1,922,589	1.96	1.25	to	1.75	(6.85)	to	(7.32)
BlackRock iShares MSCI EAFE International Index Investor A Shares
12/31/2018	10,166	14.91	to	13.89	145,702	3.38	1.25	to	1.75	(14.65)	to	(15.08)
12/31/2017	11,264	17.47	to	16.36	189,535	2.17	1.25	to	1.75	23.30	to	22.68
12/31/2016	12,737	14.17	to	13.33	174,092	2.43	1.25	to	1.75	(0.47)	to	(0.96)
12/31/2015	15,587	14.24	to	13.46	214,271	1.74	1.25	to	1.75	(2.37)	to	(2.86)
12/31/2014	16,742	14.59	to	13.86	236,458	0.45	1.25	to	1.75	(7.61)	to	(8.07)
BlackRock iShares Russell 2000 Small-Cap Index Investor A Shares
12/31/2018	2,471	22.37	to	20.83	53,959	0.63	1.25	to	1.75	(12.30)	to	(12.74)
12/31/2017	2,812	25.51	to	23.88	70,279	0.90	1.25	to	1.75	12.93	to	12.37
12/31/2016	3,082	22.59	to	21.25	68,389	1.08	1.25	to	1.75	19.54	to	18.94
12/31/2015	4,034	18.89	to	17.86	74,492	0.56	1.25	to	1.75	(5.84)	to	(6.31)
12/31/2014	4,188	20.07	to	19.07	82,306	1.10	1.25	to	1.75	3.24	to	2.73
BlackRock iShares S&P 500 Index Investor A Shares
12/31/2018	1,164,702	16.54	to	16.08	19,048,033	1.51	1.25	to	1.75	(5.87)	to	(6.35)
12/31/2017	1,202,659	17.57	to	17.16	20,952,043	1.56	1.25	to	1.75	19.88	to	19.29
12/31/2016	1,217,581	14.66	to	14.39	17,732,426	1.78	1.25	to	1.75	10.18	to	9.63
12/31/2015	1,208,648	13.30	to	13.13	16,003,957	1.57	1.25	to	1.75	(0.23)	to	(0.73)
12/31/2014	1,357,254	13.33	to	13.22	18,045,194	1.65	1.25	to	1.75	11.84	to	11.29
BlackRock Large Cap Focus Growth Investor A Shares
12/31/2018	144,248	28.32	to	26.38	3,945,528	—	1.25	to	1.75	1.79	to	1.28
12/31/2017	175,370	27.83	to	26.05	4,736,293	—	1.25	to	1.75	27.76	to	27.12
12/31/2016	214,570	21.78	to	20.49	4,544,515	0.29	1.25	to	1.75	6.22	to	5.69
12/31/2015	251,039	20.50	to	19.39	5,018,533	0.03	1.25	to	1.75	0.99	to	0.48
12/31/2014	294,078	20.30	to	19.29	5,830,736	0.07	1.25	to	1.75	12.64	to	12.08
BlackRock Low Duration Bond Investor A Shares
12/31/2018	8,842	10.21	to	9.84	88,538	2.21	1.25	to	1.75	(0.41)	to	(0.91)
12/31/2017	9,123	10.26	to	9.93	91,965	1.91	1.25	to	1.75	0.46	to	(0.04)
12/31/2016	9,493	10.21	to	9.93	95,502	1.44	1.25	to	1.75	0.40	to	(0.10)
12/31/2015	10,039	10.17	to	9.94	100,863	1.30	1.25	to	1.75	(0.77)	to	(1.26)
12/31/2014	10,616	10.25	to	10.07	107,765	1.74	1.25	to	1.75	(0.08)	to	(0.57)
BlackRock Total Return Investor A Shares
12/31/2018	4,672,862	13.64	to	12.70	63,472,540	2.97	1.25	to	1.75	(2.45)	to	(2.94)
12/31/2017	5,504,288	13.98	to	13.09	76,883,894	2.80	1.25	to	1.75	2.53	to	2.02
12/31/2016	5,704,080	13.63	to	12.83	77,759,965	2.46	1.25	to	1.75	1.91	to	1.41
12/31/2015	4,287,089	13.38	to	12.65	57,239,181	2.57	1.25	to	1.75	(1.22)	to	(1.71)
12/31/2014	618,242	13.54	to	12.87	8,502,346	3.26	1.25	to	1.75	6.40	to	5.87
BlackRock U.S. Government Bond Investor A Shares
12/31/2018	1,508,483	10.28	to	9.90	15,411,466	2.21	1.25	to	1.75	(0.87)	to	(1.37)
12/31/2017	1,829,309	10.37	to	10.04	18,882,406	2.04	1.25	to	1.75	0.43	to	(0.07)
12/31/2016	1,843,226	10.33	to	10.05	18,959,744	1.69	1.25	to	1.75	(0.04)	to	(0.54)
12/31/2015	2,364,213	10.33	to	10.10	24,352,852	1.86	1.25	to	1.75	(0.99)	to	(1.48)
12/31/2014	2,674,633	10.43	to	10.26	27,843,768	1.87	1.25	to	1.75	4.03	to	3.51
Cohen & Steers Real Estate Securities Class A Shares
12/31/2018	21,968	23.58	to	21.96	500,125	3.28	1.25	to	1.75	(5.75)	to	(6.23)
12/31/2017	24,926	25.02	to	23.42	603,712	2.42	1.25	to	1.75	6.45	to	5.92
12/31/2016	26,783	23.50	to	22.11	610,402	2.59	1.25	to	1.75	6.42	to	5.89
12/31/2015	30,256	22.08	to	20.88	649,806	2.20	1.25	to	1.75	6.02	to	5.49
12/31/2014	34,253	20.83	to	19.79	694,632	2.38	1.25	to	1.75	30.49	to	29.84

46

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Columbia Large Cap Growth III Class A Shares
12/31/2018	449,963	$11.98	to	$11.85	$5,359,487	—%	1.25%	to	1.75%	(5.57)%	to	(6.04)%
12/31/2017	492,713	12.69	to	12.62	6,232,159	—	1.25	to	1.75	26.00	to	25.37
12/31/2016(1)	577,349	10.07	to	10.06	5,811,770	—	1.25	to	1.75	—	to	—
Columbia Mid Cap Growth Class A Shares
12/31/2018	30,967	15.27	to	14.70	465,821	—	1.25	to	1.75	(6.60)	to	(7.06)
12/31/2017	30,877	16.35	to	15.81	498,482	—	1.25	to	1.75	21.10	to	20.50
12/31/2016	32,481	13.50	to	13.12	433,786	—	1.25	to	1.75	0.61	to	0.11
12/31/2015	29,640	13.42	to	13.11	393,744	0.98	1.25	to	1.75	3.70	to	3.19
12/31/2014	27,606	12.94	to	12.70	353,619	—	1.25	to	1.75	5.65	to	5.12
Columbia Select Small Cap Value Class A Shares
12/31/2018	293,097	34.73	to	34.73	10,179,329	0.07	1.30	to	1.30	(14.68)	to	(14.68)
12/31/2017	319,883	40.71	to	40.71	13,021,392	—	1.30	to	1.30	11.14	to	11.14
12/31/2016	354,009	36.62	to	36.62	12,965,552	—	1.30	to	1.30	11.29	to	11.29
12/31/2015	416,544	32.91	to	32.91	13,707,647	—	1.30	to	1.30	(5.24)	to	(5.24)
12/31/2014	458,078	34.73	to	34.73	15,907,996	—	1.30	to	1.30	4.05	to	4.05
Davis New York Venture Class A Shares
12/31/2018	860,031	20.45	to	19.05	20,010,714	0.51	1.25	to	1.75	(14.10)	to	(14.53)
12/31/2017	953,736	23.81	to	22.29	25,968,258	0.26	1.25	to	1.75	20.64	to	20.04
12/31/2016	1,133,037	19.73	to	18.57	25,720,810	0.77	1.25	to	1.75	10.86	to	10.31
12/31/2015	1,331,892	17.80	to	16.83	27,240,306	0.78	1.25	to	1.75	1.69	to	1.19
12/31/2014	1,587,816	17.51	to	16.63	31,990,002	0.44	1.25	to	1.75	5.23	to	4.70
Delaware Smid Cap Growth Class A Shares
12/31/2018	103,118	24.50	to	23.52	2,505,090	—	1.25	to	1.75	(1.12)	to	(1.62)
12/31/2017	123,389	24.78	to	23.90	3,035,230	—	1.25	to	1.75	33.46	to	32.80
12/31/2016	151,044	18.57	to	18.00	2,783,836	—	1.25	to	1.75	(5.51)	to	(5.98)
12/31/2015	176,192	19.65	to	19.14	3,441,527	—	1.25	to	1.75	5.72	to	5.20
12/31/2014	229,719	18.59	to	18.20	4,249,832	—	1.25	to	1.75	1.53	to	1.02
Dreyfus Appreciation Investor Shares
12/31/2018	466,882	21.11	to	19.66	9,493,978	1.13	1.25	to	1.75	(7.55)	to	(8.02)
12/31/2017	548,658	22.83	to	21.37	12,098,021	1.19	1.25	to	1.75	25.07	to	24.45
12/31/2016	675,607	18.26	to	17.17	11,936,607	1.46	1.25	to	1.75	5.91	to	5.38
12/31/2015	817,233	17.24	to	16.30	13,660,821	1.67	1.25	to	1.75	(3.73)	to	(4.21)
12/31/2014	1,336,746	17.90	to	17.01	23,290,486	1.65	1.25	to	1.75	6.93	to	6.39
Eaton Vance Floating-Rate Class A Shares
12/31/2018	292,464	14.00	to	13.03	3,940,781	4.04	1.25	to	1.75	(0.72)	to	(1.22)
12/31/2017	259,059	14.10	to	13.19	3,533,860	3.57	1.25	to	1.75	2.79	to	2.28
12/31/2016	242,739	13.71	to	12.90	3,235,045	4.04	1.25	to	1.75	9.56	to	9.01
12/31/2015	251,818	12.52	to	11.83	3,068,610	3.87	1.25	to	1.75	(3.13)	to	(3.62)
12/31/2014	289,418	12.92	to	12.28	3,646,199	3.47	1.25	to	1.75	(0.88)	to	(1.37)
Eaton Vance Large-Cap Value Class A Shares
12/31/2018	220,583	14.64	to	13.80	3,127,465	1.21	1.25	to	1.75	(7.99)	to	(8.46)
12/31/2017	244,466	15.91	to	15.07	3,779,555	1.26	1.25	to	1.75	13.38	to	12.82
12/31/2016	278,681	14.03	to	13.36	3,809,910	1.42	1.25	to	1.75	8.21	to	7.67
12/31/2015	298,832	12.97	to	12.41	3,785,032	1.40	1.25	to	1.75	(2.31)	to	(2.80)
12/31/2014	320,873	13.27	to	12.77	4,173,174	1.35	1.25	to	1.75	9.58	to	9.04
Federated Equity Income Class A Shares
12/31/2018	92,826	12.85	to	12.49	1,173,673	1.74	1.25	to	1.75	(12.79)	to	(13.23)
12/31/2017	97,807	14.73	to	14.39	1,421,720	2.11	1.25	to	1.75	14.62	to	14.05
12/31/2016	89,728	12.85	to	12.62	1,140,116	2.32	1.25	to	1.75	8.14	to	7.60
12/31/2015	68,302	11.89	to	11.73	805,056	1.96	1.25	to	1.75	(6.60)	to	(7.07)
12/31/2014	62,102	12.73	to	12.62	786,394	1.67	1.25	to	1.75	6.60	to	6.07

47

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Federated Kaufmann Class A Shares
12/31/2018	154,680	$29.47	to	$27.44	$4,417,045	—%	1.25%	to	1.75%	2.34%	to	1.82%
12/31/2017	169,312	28.79	to	26.95	4,734,014	—	1.25	to	1.75	26.16	to	25.53
12/31/2016	193,628	22.82	to	21.47	4,300,863	—	1.25	to	1.75	1.80	to	1.29
12/31/2015	209,862	22.42	to	21.20	4,591,477	—	1.25	to	1.75	4.66	to	4.13
12/31/2014	236,712	21.42	to	20.36	4,957,034	—	1.25	to	1.75	7.80	to	7.26
Fidelity Advisor® Equity Growth Class A Shares
12/31/2018	54,517	26.60	to	24.77	1,814,018	—	1.25	to	1.75	(1.69)	to	(2.19)
12/31/2017	61,632	27.06	to	25.33	2,085,700	—	1.25	to	1.75	33.18	to	32.52
12/31/2016	277,683	20.32	to	19.11	7,119,791	—	1.25	to	1.75	(0.95)	to	(1.44)
12/31/2015	300,879	20.51	to	19.39	7,793,199	—	1.25	to	1.75	5.41	to	4.89
12/31/2014	94,341	19.46	to	18.49	2,305,374	—	1.25	to	1.75	9.52	to	8.98
Fidelity Advisor® Overseas Class A Shares
12/31/2018	51,142	22.64	to	22.64	1,158,028	0.77	1.30	to	1.30	(16.17)	to	(16.17)
12/31/2017	58,335	27.01	to	27.01	1,575,671	0.91	1.30	to	1.30	27.98	to	27.98
12/31/2016	64,368	21.11	to	21.11	1,358,555	0.94	1.30	to	1.30	(6.79)	to	(6.79)
12/31/2015	72,186	22.64	to	22.64	1,634,537	0.35	1.30	to	1.30	2.29	to	2.29
12/31/2014	78,069	22.14	to	22.14	1,728,115	0.08	1.30	to	1.30	(9.78)	to	(9.78)
Fidelity Advisor® Stock Selector Mid Cap Class A Shares
12/31/2018	23,428	32.52	to	32.52	761,864	0.57	1.30	to	1.30	(9.91)	to	(9.91)
12/31/2017	27,180	36.10	to	36.10	981,126	0.25	1.30	to	1.30	18.35	to	18.35
12/31/2016	35,943	30.50	to	30.50	1,096,253	0.59	1.30	to	1.30	8.98	to	8.98
12/31/2015	38,802	27.99	to	27.99	1,085,963	0.12	1.30	to	1.30	(4.79)	to	(4.79)
12/31/2014	49,016	29.39	to	29.39	1,440,793	—	1.30	to	1.30	8.48	to	8.48
Franklin Templeton Growth Class A Shares
12/31/2018	245,819	15.01	to	13.98	4,181,260	1.55	1.25	to	1.75	(15.61)	to	(16.03)
12/31/2017	270,153	17.78	to	16.64	5,506,302	1.75	1.25	to	1.75	16.34	to	15.76
12/31/2016	317,088	15.28	to	14.38	5,615,416	1.44	1.25	to	1.75	7.71	to	7.18
12/31/2015	347,736	14.19	to	13.42	5,780,479	1.44	1.25	to	1.75	(7.62)	to	(8.08)
12/31/2014	399,407	15.36	to	14.59	7,130,466	2.36	1.25	to	1.75	(3.13)	to	(3.62)
Invesco American Franchise Fund Class A Shares
12/31/2018	31,262	15.11	to	15.11	472,256	—	1.30	to	1.30	(5.03)	to	(5.03)
12/31/2017	32,646	15.91	to	15.91	519,279	—	1.30	to	1.30	25.47	to	25.47
12/31/2016	49,409	12.68	to	12.68	626,393	—	1.30	to	1.30	0.70	to	0.70
12/31/2015	57,566	12.59	to	12.59	724,753	—	1.30	to	1.30	3.58	to	3.58
12/31/2014	62,800	12.16	to	12.16	763,343	—	1.30	to	1.30	6.92	to	6.92
Invesco Charter Class A Shares
12/31/2018	23,948	17.04	to	17.04	408,174	0.34	1.30	to	1.30	(10.82)	to	(10.82)
12/31/2017	28,700	19.11	to	19.11	548,508	0.50	1.30	to	1.30	11.79	to	11.79
12/31/2016	32,592	17.10	to	17.10	557,187	0.84	1.30	to	1.30	8.90	to	8.90
12/31/2015	41,317	15.70	to	15.70	648,636	0.10	1.30	to	1.30	(7.61)	to	(7.61)
12/31/2014	820,305	16.99	to	16.99	13,938,328	0.50	1.30	to	1.30	6.35	to	6.35
Invesco Comstock Class A Shares
12/31/2018	1,533,134	20.54	to	19.13	34,398,704	1.42	1.25	to	1.75	(13.33)	to	(13.77)
12/31/2017	1,680,516	23.70	to	22.19	43,712,953	1.52	1.25	to	1.75	16.31	to	15.73
12/31/2016	2,060,855	20.38	to	19.17	45,827,125	2.17	1.25	to	1.75	16.37	to	15.79
12/31/2015	2,952,127	17.51	to	16.56	56,620,147	1.33	1.25	to	1.75	(7.10)	to	(7.57)
12/31/2014	4,078,408	18.85	to	17.91	81,798,948	1.58	1.25	to	1.75	7.77	to	7.23
Invesco Equity and Income Class A Shares
12/31/2018	95,618	26.15	to	26.15	2,500,865	1.93	1.30	to	1.30	(10.83)	to	(10.83)
12/31/2017	104,597	29.33	to	29.33	3,067,830	1.97	1.30	to	1.30	9.45	to	9.45
12/31/2016	122,998	26.80	to	26.80	3,295,926	1.80	1.30	to	1.30	13.36	to	13.36
12/31/2015	150,340	23.64	to	23.64	3,553,920	2.12	1.30	to	1.30	(3.61)	to	(3.61)
12/31/2014	184,110	24.52	to	24.52	4,515,217	2.47	1.30	to	1.30	7.66	to	7.66

48

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Invesco Mid Cap Core Equity Class A Shares
12/31/2018	119,191	$19.14	to	$17.82	$2,186,698	0.09%	1.25%	to	1.75%	(13.07)%	to	(13.51)%
12/31/2017	135,685	22.01	to	20.61	2,871,216	0.14	1.25	to	1.75	13.62	to	13.05
12/31/2016	156,677	19.38	to	18.23	2,920,874	0.28	1.25	to	1.75	10.62	to	10.07
12/31/2015	176,813	17.52	to	16.56	2,989,872	0.03	1.25	to	1.75	(5.52)	to	(5.99)
12/31/2014	200,589	18.54	to	17.62	3,606,164	0.01	1.25	to	1.75	3.21	to	2.69
Invesco Mid Cap Growth Class A Shares
12/31/2018	84,114	18.99	to	18.99	1,596,962	—	1.30	to	1.30	(7.03)	to	(7.03)
12/31/2017	91,933	20.42	to	20.42	1,877,307	—	1.30	to	1.30	20.64	to	20.64
12/31/2016	97,974	16.93	to	16.93	1,658,402	—	1.30	to	1.30	(0.83)	to	(0.83)
12/31/2015	116,174	17.07	to	17.07	1,982,957	—	1.30	to	1.30	(0.09)	to	(0.09)
12/31/2014	145,369	17.08	to	17.08	2,483,390	—	1.30	to	1.30	6.54	to	6.54
Invesco Value Opportunities Class A Shares
12/31/2018	168,761	1.39	to	1.34	229,546	—	1.25	to	1.75	(20.71)	to	(21.11)
12/31/2017	183,442	1.75	to	1.69	315,937	—	1.25	to	1.75	15.65	to	15.08
12/31/2016	206,263	1.51	to	1.47	307,172	0.17	1.25	to	1.75	16.54	to	15.97
12/31/2015	261,503	1.30	to	1.27	335,196	0.91	1.25	to	1.75	(11.54)	to	(11.98)
12/31/2014	291,358	1.47	to	1.44	422,871	1.71	1.25	to	1.75	5.29	to	4.76
Janus Henderson Enterprise Class A Shares
12/31/2018	896,623	34.29	to	32.70	30,022,173	0.05	1.25	to	1.75	(2.50)	to	(2.99)
12/31/2017	1,088,603	35.16	to	33.71	37,474,549	—	1.25	to	1.75	24.51	to	23.90
12/31/2016	1,325,848	28.24	to	27.21	36,743,226	—	1.25	to	1.75	10.28	to	9.73
12/31/2015	1,114,509	25.61	to	24.79	28,073,387	1.65	1.25	to	1.75	1.81	to	1.31
12/31/2014	109,816	25.15	to	24.48	2,720,044	—	1.25	to	1.75	10.25	to	9.70
Janus Henderson Forty Class A Shares
12/31/2018	261,479	24.39	to	22.99	6,193,685	—	1.25	to	1.75	(0.07)	to	(0.57)
12/31/2017	292,334	24.41	to	23.13	6,948,450	0.75	1.25	to	1.75	27.60	to	26.96
12/31/2016	355,722	19.13	to	18.21	6,645,423	—	1.25	to	1.75	0.78	to	0.28
12/31/2015	387,708	18.98	to	18.16	7,205,227	0.41	1.25	to	1.75	10.46	to	9.91
12/31/2014	471,247	17.18	to	16.53	7,947,014	1.68	1.25	to	1.75	7.17	to	6.64
JPMorgan Small Cap Growth Class A Shares
12/31/2018	82,990	22.78	to	21.47	1,836,864	—	1.25	to	1.75	(6.01)	to	(6.48)
12/31/2017	85,088	24.23	to	22.96	2,005,653	—	1.25	to	1.75	39.38	to	38.69
12/31/2016	87,360	17.39	to	16.55	1,477,059	—	1.25	to	1.75	6.46	to	5.93
12/31/2015	92,460	16.33	to	15.63	1,471,800	—	1.25	to	1.75	(3.37)	to	(3.85)
12/31/2014	97,057	16.90	to	16.25	1,601,269	—	1.25	to	1.75	(1.46)	to	(1.95)
Lord Abbett Affiliated Class A Shares
12/31/2018	90,216	19.15	to	17.84	1,671,862	2.09	1.25	to	1.75	(8.62)	to	(9.08)
12/31/2017	93,048	20.96	to	19.62	1,891,596	2.24	1.25	to	1.75	14.68	to	14.11
12/31/2016	77,861	18.28	to	17.19	1,385,605	2.54	1.25	to	1.75	15.89	to	15.31
12/31/2015	87,102	15.77	to	14.91	1,340,291	2.24	1.25	to	1.75	(5.39)	to	(5.86)
12/31/2014	99,620	16.67	to	15.84	1,620,222	2.15	1.25	to	1.75	10.68	to	10.12
Lord Abbett Bond-Debenture Class A Shares
12/31/2018	598,936	19.25	to	17.93	12,888,681	4.45	1.25	to	1.75	(4.99)	to	(5.47)
12/31/2017	622,741	20.26	to	18.96	14,222,792	4.27	1.25	to	1.75	7.86	to	7.32
12/31/2016	638,593	18.78	to	17.67	13,664,511	4.76	1.25	to	1.75	10.96	to	10.41
12/31/2015	743,655	16.93	to	16.00	14,393,793	4.42	1.25	to	1.75	(2.96)	to	(3.45)
12/31/2014	862,341	17.44	to	16.57	17,300,860	4.71	1.25	to	1.75	3.21	to	2.70
Lord Abbett Mid Cap Stock Class A Shares
12/31/2018	481,806	18.34	to	17.08	10,817,394	0.81	1.25	to	1.75	(15.61)	to	(16.03)
12/31/2017	532,166	21.73	to	20.34	14,221,734	0.86	1.25	to	1.75	5.71	to	5.18
12/31/2016	597,525	20.56	to	19.34	15,134,967	0.61	1.25	to	1.75	15.17	to	14.60
12/31/2015	728,157	17.85	to	16.88	16,288,891	0.71	1.25	to	1.75	(4.75)	to	(5.23)
12/31/2014	780,781	18.74	to	17.81	18,261,579	0.45	1.25	to	1.75	10.22	to	9.67

49

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
MFS® Growth Class A Shares
12/31/2018	533,880	$24.15	to	$24.15	$12,892,434	—%	1.30%	to	1.30%	1.01%	to	1.01%
12/31/2017	676,452	23.91	to	23.91	16,171,783	—	1.30	to	1.30	28.86	to	28.86
12/31/2016	660,571	18.55	to	18.55	12,255,172	—	1.30	to	1.30	0.90	to	0.90
12/31/2015	463,120	18.39	to	18.39	8,515,505	—	1.30	to	1.30	5.73	to	5.73
12/31/2014	128,957	17.39	to	17.39	2,242,763	—	1.30	to	1.30	7.12	to	7.12
MFS® Mid Cap Growth Class A Shares
12/31/2018	342,833	31.56	to	31.56	10,819,322	—	1.30	to	1.30	(0.46)	to	(0.46)
12/31/2017	423,854	31.70	to	31.70	13,438,132	—	1.30	to	1.30	24.37	to	24.37
12/31/2016	514,641	25.49	to	25.49	13,118,983	—	1.30	to	1.30	2.98	to	2.98
12/31/2015	566,895	24.75	to	24.75	14,032,473	—	1.30	to	1.30	2.86	to	2.86
12/31/2014	667,103	24.06	to	24.06	16,053,314	—	1.30	to	1.30	7.21	to	7.21
MFS® Research International Class A Shares
12/31/2018	291,558	22.94	to	22.94	6,689,430	3.63	1.30	to	1.30	(15.33)	to	(15.33)
12/31/2017	315,237	27.10	to	27.10	8,542,106	0.94	1.30	to	1.30	26.40	to	26.40
12/31/2016	572,602	21.44	to	21.44	12,275,421	1.48	1.30	to	1.30	(2.38)	to	(2.38)
12/31/2015	719,182	21.96	to	21.96	15,793,021	1.56	1.30	to	1.30	(3.29)	to	(3.29)
12/31/2014	717,992	22.71	to	22.71	16,302,476	2.02	1.30	to	1.30	(8.17)	to	(8.17)
Oppenheimer Capital Appreciation Class A Shares
12/31/2018	42,075	19.66	to	18.31	799,717	—	1.25	to	1.75	(7.14)	to	(7.60)
12/31/2017	51,824	21.17	to	19.82	1,064,639	0.01	1.25	to	1.75	24.96	to	24.34
12/31/2016	59,130	16.94	to	15.94	973,407	0.08	1.25	to	1.75	(3.55)	to	(4.03)
12/31/2015	61,623	17.56	to	16.61	1,052,345	—	1.25	to	1.75	1.93	to	1.43
12/31/2014	72,594	17.23	to	16.37	1,214,863	—	1.25	to	1.75	13.64	to	13.07
Oppenheimer Fundamental Alternatives Class A Shares
12/31/2018	33,161	16.01	to	16.01	530,873	1.56	1.30	to	1.30	(3.36)	to	(3.36)
12/31/2017	42,700	16.57	to	16.57	707,362	1.52	1.30	to	1.30	(0.02)	to	(0.02)
12/31/2016	46,183	16.57	to	16.57	765,173	0.24	1.30	to	1.30	(0.03)	to	(0.03)
12/31/2015	51,764	16.57	to	16.57	857,899	0.51	1.30	to	1.30	0.63	to	0.63
12/31/2014	56,785	16.47	to	16.47	935,232	1.75	1.30	to	1.30	3.20	to	3.20
Oppenheimer Global Class A Shares
12/31/2018	66,314	33.26	to	33.26	2,205,609	0.41	1.30	to	1.30	(14.68)	to	(14.68)
12/31/2017	66,363	38.98	to	38.98	2,587,030	0.58	1.30	to	1.30	34.49	to	34.49
12/31/2016	69,835	28.99	to	28.99	2,024,243	0.66	1.30	to	1.30	(1.13)	to	(1.13)
12/31/2015	83,503	29.32	to	29.32	2,448,170	0.59	1.30	to	1.30	2.55	to	2.55
12/31/2014	100,595	28.59	to	28.59	2,875,961	0.76	1.30	to	1.30	0.75	to	0.75
Oppenheimer Main Street Mid Cap® Class A Shares
12/31/2018	46,246	22.34	to	20.80	998,933	—	1.25	to	1.75	(13.35)	to	(13.78)
12/31/2017	50,161	25.78	to	24.13	1,254,265	0.38	1.25	to	1.75	13.26	to	12.70
12/31/2016	60,718	22.76	to	21.41	1,344,816	0.85	1.25	to	1.75	12.01	to	11.46
12/31/2015	71,899	20.32	to	19.21	1,421,881	0.35	1.25	to	1.75	(8.37)	to	(8.83)
12/31/2014	81,106	22.17	to	21.07	1,754,005	0.57	1.25	to	1.75	10.88	to	10.33
Oppenheimer Main Street® Class A Shares
12/31/2018	80,217	21.98	to	20.47	1,910,740	0.90	1.25	to	1.75	(9.04)	to	(9.50)
12/31/2017	90,023	24.16	to	22.62	2,370,114	1.08	1.25	to	1.75	15.29	to	14.72
12/31/2016	83,077	20.96	to	19.72	1,914,056	1.15	1.25	to	1.75	10.04	to	9.49
12/31/2015	78,591	19.05	to	18.01	1,683,901	0.84	1.25	to	1.75	1.83	to	1.32
12/31/2014	94,246	18.70	to	17.77	2,008,458	0.64	1.25	to	1.75	9.09	to	8.54
PIMCO CommodityRealReturn Strategy Class A Shares
12/31/2018	1,448,936	5.56	to	5.18	7,777,051	4.70	1.25	to	1.75	(15.31)	to	(15.73)
12/31/2017	1,609,235	6.57	to	6.15	10,232,626	7.79	1.25	to	1.75	1.07	to	0.57
12/31/2016	1,659,309	6.50	to	6.11	10,457,493	0.61	1.25	to	1.75	12.72	to	12.16
12/31/2015	1,901,288	5.77	to	5.45	10,656,243	4.71	1.25	to	1.75	(27.00)	to	(27.36)
12/31/2014	1,527,020	7.90	to	7.50	11,755,821	0.14	1.25	to	1.75	(19.56)	to	(19.96)

50

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
PIMCO Low Duration Class A Shares
12/31/2018	3,778,607	$11.86	to	$11.18	$43,525,627	1.84%	1.25%	to	1.75%	(1.04)%	to	(1.53)%
12/31/2017	4,386,849	11.99	to	11.36	51,187,556	1.39	1.25	to	1.75	0.24	to	(0.26)
12/31/2016	4,638,659	11.96	to	11.39	54,117,453	1.66	1.25	to	1.75	0.31	to	(0.19)
12/31/2015	4,999,002	11.92	to	11.41	58,280,608	2.13	1.25	to	1.75	(0.92)	to	(1.42)
12/31/2014	5,663,235	12.03	to	11.57	66,806,304	3.12	1.25	to	1.75	(0.81)	to	(1.31)
PIMCO Real Return Class A Shares
12/31/2018	2,302,520	13.35	to	12.43	29,658,145	2.24	1.25	to	1.75	(3.58)	to	(4.07)
12/31/2017	2,664,076	13.85	to	12.96	35,672,387	2.17	1.25	to	1.75	2.22	to	1.72
12/31/2016	2,762,394	13.55	to	12.74	36,266,108	0.69	1.25	to	1.75	3.33	to	2.81
12/31/2015	3,078,598	13.11	to	12.39	39,215,212	0.63	1.25	to	1.75	(4.34)	to	(4.82)
12/31/2014	3,366,418	13.70	to	13.02	44,947,971	3.17	1.25	to	1.75	1.72	to	1.22
PIMCO Total Return Class A Shares
12/31/2018	5,280,143	15.51	to	14.45	81,916,772	2.74	1.25	to	1.75	(1.84)	to	(2.33)
12/31/2017	6,107,681	15.80	to	14.79	96,822,890	2.27	1.25	to	1.75	3.44	to	2.92
12/31/2016	6,574,285	15.28	to	14.37	100,962,473	2.59	1.25	to	1.75	0.94	to	0.43
12/31/2015	8,754,605	15.14	to	14.31	133,378,849	2.38	1.25	to	1.75	(0.91)	to	(1.40)
12/31/2014	13,796,366	15.28	to	14.52	212,157,448	3.54	1.25	to	1.75	2.99	to	2.47
Pioneer Class A Shares
12/31/2018	47,199	22.64	to	21.09	1,028,080	0.98	1.25	to	1.75	(2.97)	to	(3.46)
12/31/2017	50,513	23.33	to	21.84	1,135,965	0.94	1.25	to	1.75	20.03	to	19.44
12/31/2016	49,976	19.44	to	18.29	940,167	1.08	1.25	to	1.75	8.24	to	7.70
12/31/2015	56,294	17.96	to	16.98	981,600	0.83	1.25	to	1.75	(1.67)	to	(2.16)
12/31/2014	60,420	18.26	to	17.35	1,074,624	0.92	1.25	to	1.75	9.49	to	8.95
Pioneer High Yield Class A Shares
12/31/2018	132,479	18.04	to	16.80	2,300,437	4.98	1.25	to	1.75	(4.34)	to	(4.82)
12/31/2017	151,101	18.86	to	17.65	2,750,049	4.64	1.25	to	1.75	6.16	to	5.63
12/31/2016	159,598	17.77	to	16.71	2,739,101	5.14	1.25	to	1.75	12.72	to	12.16
12/31/2015	183,824	15.76	to	14.90	2,807,313	4.80	1.25	to	1.75	(6.07)	to	(6.54)
12/31/2014	202,732	16.78	to	15.94	3,307,152	4.33	1.25	to	1.75	(1.42)	to	(1.91)
Pioneer Real Estate Shares Class A Shares
12/31/2018	153,978	16.28	to	15.42	2,430,242	3.05	1.25	to	1.75	(8.70)	to	(9.16)
12/31/2017	167,620	17.83	to	16.98	2,907,326	2.18	1.25	to	1.75	1.92	to	1.41
12/31/2016	186,109	17.50	to	16.74	3,178,753	3.09	1.25	to	1.75	4.79	to	4.27
12/31/2015	182,849	16.70	to	16.06	2,991,472	1.89	1.25	to	1.75	2.97	to	2.46
12/31/2014	210,356	16.22	to	15.67	3,350,691	2.14	1.25	to	1.75	28.02	to	27.38
Pioneer Select Mid Cap Growth Class A Shares
12/31/2018	13,734	25.30	to	24.14	338,144	—	1.25	to	1.75	(7.42)	to	(7.89)
12/31/2017	13,840	27.33	to	26.21	369,382	—	1.25	to	1.75	28.17	to	27.54
12/31/2016	14,620	21.32	to	20.55	304,792	—	1.25	to	1.75	2.20	to	1.69
12/31/2015	20,553	20.86	to	20.21	420,804	—	1.25	to	1.75	0.12	to	(0.38)
12/31/2014	18,897	20.84	to	20.28	387,219	—	1.25	to	1.75	7.69	to	7.15
Putnam Equity Income Class A Shares
12/31/2018	68,320	10.13	to	10.13	692,013	1.55	1.30	to	1.30	(9.53)	to	(9.53)
12/31/2017(1)	72,494	11.20	to	11.20	811,666	0.81	1.30	to	1.30	—	to	—
Putnam Growth Opportunities Class A Shares
12/31/2018	117,639	13.15	to	13.15	1,547,013	0.00	1.30	to	1.30	0.93	to	0.93
12/31/2017	128,051	13.03	to	13.03	1,668,472	0.26	1.30	to	1.30	29.28	to	29.28
12/31/2016(1)	150,321	10.08	to	10.08	1,515,046	0.01	1.30	to	1.30	—	to	—
Putnam International Equity Class A Shares
12/31/2018	610,280	18.65	to	18.65	11,381,754	1.67	1.30	to	1.30	(20.41)	to	(20.41)
12/31/2017	622,908	23.43	to	23.43	14,596,316	0.35	1.30	to	1.30	24.84	to	24.84
12/31/2016	523,222	18.77	to	18.77	9,820,632	3.22	1.30	to	1.30	(3.96)	to	(3.96)
12/31/2015	81,709	19.54	to	19.54	1,596,849	2.37	1.30	to	1.30	(1.17)	to	(1.17)
12/31/2014	90,295	19.77	to	19.77	1,785,498	0.76	1.30	to	1.30	(8.03)	to	(8.03)

51

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Ready Assets Government Liquidity
12/31/2018	716,965	$9.83	to	$9.16	$6,874,613	1.11%	1.25%	to	1.75%	(0.15)%	to	(0.65)%
12/31/2017	708,605	9.85	to	9.22	6,798,816	0.21	1.25	to	1.75	(1.03)	to	(1.53)
12/31/2016	749,489	9.95	to	9.36	7,286,341	—	1.25	to	1.75	(1.24)	to	(1.73)
12/31/2015	751,358	10.07	to	9.52	7,406,678	—	1.25	to	1.75	(1.24)	to	(1.73)
12/31/2014	789,744	10.20	to	9.69	7,900,404	—	1.25	to	1.75	(1.24)	to	(1.73)
TA Asset Allocation - Conservative Class A Shares
12/31/2018	16,467	10.01	to	9.92	164,233	2.02	1.25	to	1.75	(5.56)	to	(6.03)
12/31/2017(1)	13,651	10.60	to	10.56	144,397	4.26	1.25	to	1.75	—	to	—
TA Asset Allocation - Moderate Class A Shares
12/31/2018	45,083	9.97	to	9.88	448,655	2.01	1.25	to	1.75	(7.39)	to	(7.86)
12/31/2017(1)	40,842	10.77	to	10.73	439,509	4.30	1.25	to	1.75	—	to	—
TA Asset Allocation - Moderate Growth Class A Shares
12/31/2018	262,511	9.94	to	9.85	2,598,456	2.23	1.25	to	1.75	(9.68)	to	(10.14)
12/31/2017(1)	94,986	11.00	to	10.96	1,042,457	3.07	1.25	to	1.75	—	to	—
TA Barrow Hanley Dividend Focused Service Class
12/31/2018	483,951	9.41	to	9.34	4,548,658	1.89	1.25	to	1.75	(12.79)	to	(13.23)
12/31/2017(1)	551,684	10.79	to	10.77	5,948,939	—	1.25	to	1.75	—	to	—
TA Bond Class A Shares
12/31/2018	767,280	1.40	to	1.33	1,052,448	3.63	1.25	to	1.75	(2.01)	to	(2.50)
12/31/2017	795,195	1.43	to	1.37	1,116,133	3.71	1.25	to	1.75	3.61	to	3.09
12/31/2016	769,628	1.38	to	1.33	1,042,767	3.67	1.25	to	1.75	4.40	to	3.88
12/31/2015	727,395	1.32	to	1.28	946,596	3.26	1.25	to	1.75	(1.96)	to	(2.45)
12/31/2014	833,638	1.34	to	1.31	1,107,902	2.82	1.25	to	1.75	2.45	to	1.94
TA Dividend Focused Class A Shares
12/31/2018	4,543,703	12.26	to	11.97	55,165,336	1.98	1.25	to	1.75	(13.44)	to	(13.87)
12/31/2017	4,916,941	14.17	to	13.89	69,102,826	1.81	1.25	to	1.75	14.47	to	13.90
12/31/2016	5,905,128	12.38	to	12.20	72,638,471	2.32	1.25	to	1.75	13.20	to	12.64
12/31/2015	3,736,163	10.93	to	10.83	40,684,045	1.76	1.25	to	1.75	(4.15)	to	(4.63)
12/31/2014(1)	5,701,330	11.41	to	11.35	64,897,571	1.32	1.25	to	1.75	—	to	—
TA Greystone International Growth Initial Class
12/31/2018	10,882,226	8.59	to	8.53	93,233,304	1.24	1.25	to	1.75	(18.73)	to	(19.14)
12/31/2017(1)	11,019,328	10.57	to	10.55	116,429,572	—	1.25	to	1.75	—	to	—
TA Jennison Growth Service Class
12/31/2018	17,829	10.70	to	10.63	190,031	—	1.25	to	1.75	(2.37)	to	(2.86)
12/31/2017(1)	10,350	10.96	to	10.94	113,299	—	1.25	to	1.75	—	to	—
TA JPMorgan Mid Cap Value Service Class
12/31/2018	195,021	9.21	to	9.15	1,795,272	0.64	1.25	to	1.75	(13.19)	to	(13.63)
12/31/2017(1)	221,925	10.61	to	10.59	2,354,702	—	1.25	to	1.75	—	to	—
TA Multi-Cap Growth Class A Shares
12/31/2018	65,948	14.01	to	13.27	897,375	—	1.25	to	1.75	(7.42)	to	(7.89)
12/31/2017	81,559	15.13	to	14.41	1,202,871	—	1.25	to	1.75	21.32	to	20.72
12/31/2016	104,209	12.47	to	11.93	1,268,762	—	1.25	to	1.75	(12.43)	to	(12.86)
12/31/2015	890,591	14.24	to	13.69	12,432,386	—	1.25	to	1.75	(6.97)	to	(7.43)
12/31/2014	2,045,976	15.31	to	14.79	30,780,518	—	1.25	to	1.75	(2.11)	to	(2.60)
TA Multi-Managed Balanced Class A Shares
12/31/2018	13,986	10.32	to	10.23	143,925	1.38	1.25	to	1.75	(5.14)	to	(5.62)
12/31/2017(1)	11,242	10.88	to	10.84	122,166	1.18	1.25	to	1.75	—	to	—
TA Small/Mid Cap Value Class A Shares
12/31/2018	1,666,426	19.49	to	18.46	31,618,113	0.47	1.25	to	1.75	(12.81)	to	(13.25)
12/31/2017	1,808,272	22.35	to	21.28	39,440,157	0.19	1.25	to	1.75	13.71	to	13.15
12/31/2016	2,233,538	19.65	to	18.81	42,937,495	0.83	1.25	to	1.75	19.25	to	18.65
12/31/2015	2,586,053	16.48	to	15.85	41,789,249	0.10	1.25	to	1.75	(4.40)	to	(4.87)
12/31/2014	2,945,959	17.24	to	16.66	49,923,505	0.11	1.25	to	1.75	3.25	to	2.73

52

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA T. Rowe Price Small Cap Service Class
12/31/2018	444,767	$10.15	to	$10.08	$4,498,410	—%	1.25%	to	1.75%	(8.44)%	to	(8.90)%
12/31/2017(1)	526,512	11.08	to	11.06	5,830,776	—	1.25	to	1.75	—	to	—
TA TS&W International Equity Service Class
12/31/2018	417,230	8.86	to	8.80	3,683,767	2.18	1.25	to	1.75	(16.75)	to	(17.17)
12/31/2017(1)	443,980	10.64	to	10.62	4,721,150	—	1.25	to	1.75	—	to	—
TA US Growth Class A Shares
12/31/2018	1,748,343	19.00	to	18.35	$32,653,986	—	1.25	to	1.75	(1.54)	to	(2.04)
12/31/2017	2,218,848	19.29	to	18.74	42,191,950	—	1.25	to	1.75	27.14	to	26.50
12/31/2016	2,700,309	15.18	to	14.81	40,481,247	0.07	1.25	to	1.75	1.10	to	0.60
12/31/2015	2,957,241	15.01	to	14.72	43,957,696	—	1.25	to	1.75	5.02	to	4.50
12/31/2014	3,724,421	14.29	to	14.09	52,848,687	0.11	1.25	to	1.75	9.17	to	8.62
TA WMC US Growth Service Class
12/31/2018	761	10.74	to	10.66	8,125	0.35	1.25	to	1.75	(1.28)	to	(1.78)
12/31/2017(1)	—	10.88	to	10.86	—	—	1.25	to	1.75	—	to	—

(1)	See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

53

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

6. Administrative and Mortality and Expense Risk Charges

TALIC deducts an annual charge during the accumulation phase, not to exceed $40, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.25% to 1.75% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TALIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

7. Income Tax

Operations of the Separate Account form a part of TALIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALIC, as long as earnings are credited under the variable annuity contracts.

54

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

Notes to Financial Statements

December 31, 2018

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

9. Related Parties

Transamerica Capital, Inc. (“TCI”), a wholesaling broker-dealer, is an affiliated entity of TALIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TALIC’s products through broker-dealers and other financial intermediaries.

The subaccounts invest in the mutual funds listed in Footnote 1. These investments include funds managed by Transamerica Asset Management, Inc. (“TAM”). Transamerica Fund Services, Inc. (“TFS”) serves as a transfer agent to TAM, and AEGON USA Asset Management Holding, LLC (“AAM”) serves as a sub-advisor for certain funds managed by TAM. TAM, TFS and AAM are affiliated entities of TALIC and indirect wholly owned subsidiaries of AEGON N.V. Funds managed by TAM are identified by their fund name, which includes reference to Aegon, Transamerica or both. The Separate Account pays management fees to the related funds as detailed in the fund prospectus.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective July 1, 2019, TALIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

55

Merrill Lynch Life Variable Annuity

Separate Account D (the “Separate Account”)

Flexible Premium Individual Deferred

Variable Annuity Contract (the “Contract”)

issued by

Transamerica Advisors Life Insurance Company

Home Office: 425 West Capital Avenue

Suite 1800

Little Rock, Arkansas 72201

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 535-5549

offered through

Transamerica Capital, Inc.

Statement of Additional Information May 1, 2018 Merrill Lynch Investor Choice Annuity® (IRA Series)

This individual deferred variable annuity contract (the “Contract”) also referred to as policy is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long-term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract must be issued by Transamerica Advisors Life Insurance Company (“Transamerica”) as an Individual Retirement Annuity (“IRA”), Roth IRA, or SEP IRA, that is given qualified tax status or purchased through an established IRA Account, Roth IRA Account, SIMPLE IRA Account, or SEP IRA Account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Please note that prior to September 25, 2007, this Contract was permitted to be issued as a tax sheltered annuity contract. However, effective September 25, 2007, we no longer accept any additional contributions from any source to your 403(b) Contract. In addition, effective September 25, 2007, we prohibit the issue of a 403(b) Contract in an exchange for the 403(b) contract or custodial account of another provider.

This Statement of Additional Information is not a prospectus and should be read together with the Contract’s Prospectus dated May 1, 2018, which is available on request and without charge by writing to or calling Transamerica at the Service Center address or phone number set forth above.

2

Other Information

Selling the Contract

The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

Effective May 1, 2008 Transamerica Capital, Inc. (“Transamerica” or “Distributor”) serves as principal underwriter for the Contracts. Distributor is a California corporation and its home office is located at 1801 California Street, Suite 5200 Denver, Colorado 80202. Distributor is an indirect, wholly owned subsidiary of Aegon USA, Inc. (“Aegon USA”). Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA (formerly NASD, Inc.). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) formerly served as principal underwriter for the Contracts. MLPF&S is a Delaware corporation and its home office is located at 4 World Financial Center, New York, New York 10080. MLPF&S is an indirect, wholly owned subsidiary of Merrill Lynch & Co., Inc. MLPF&S is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA. For the years ended December 31, 2017, 2016, and 2015, Transamerica Capital, Inc. received $5,944,277, $6,267,078, and $7,420,382, in commissions.

Financial Statements

The financial statements of Transamerica included in this Statement of Additional Information should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Transamerica to meet any obligations it may have under the Contract.

*Financial statements included in the May 1, 2018 Statement of Additional Information have not been re-filed here.

Calculation of Yields and Total Returns

Money Market Yield

From time to time, Transamerica may quote in advertisements and sales literature the current annualized yield for the Ready Assets Government Liquidity Fund Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. On a Class-specific basis, the current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the current asset-based insurance charge for each Class (1.25% for the B Class; 1.60% for the C Class; 1.45% for the L Class; and 1.65% for the XC Class); and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of anticipated contract size, we have assumed the average per unit contract fee to be 0.05%. On a Class-specific basis, current yield will be calculated according to the following formula:

3

Current Yield = ((NCF – ES)/UV) X (365/7)

Where:

NCF	=	the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.

ES	=	per unit expenses for the hypothetical account for the 7-day period.

UV	=	the unit value on the first day of the 7-day period.

Transamerica also may quote the effective yield of the Ready Assets Government Liquidity Fund Subaccount for the same 7-day period, determined on a compounded basis. On a Class-specific basis, the effective yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield = (1 + ((NCF – ES)/UV))(365/7) – 1

Where:

NCF	=	the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.

ES	=	per unit expenses for the hypothetical account for the 7-day period.

UV	=	the unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yields for the Ready Assets Government Liquidity Fund Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the Ready Assets Government Liquidity Fund Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yields for the subaccount are affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund, and the Fund’s operating expenses. Yields on amounts held in the Ready Assets Government Liquidity Fund Subaccount may also be presented for periods other than a 7-day period.

Other Subaccount Yields

From time to time, Transamerica may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the Ready Assets Government Liquidity Fund Subaccount) for a Contract for a 30-day or one-month period on a Class-specific basis. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. On a Class-specific basis, the yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the current asset-based insurance charge for each Class (1.25% for the B Class; 1.60% for the C Class; 1.45% for the L Class; and 1.65% for the XC Class); and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of account value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the 30-day or one-month yield is calculated according to the following formula:

4

Yield = 2 X ((((NI – ES)/(U X UV)) + 1)(6) – 1)

Where:

NI	=	net investment income of the Fund for the 30-day or one-month period attributable to the subaccount’s units.

ES	=	expenses of the subaccount for the 30-day or one-month period.

U	=	the average number of units outstanding.

UV	=	the unit value at the close of the last day in the 30-day or one-month.

Currently, Transamerica may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yields on the amounts held in the subaccounts normally will fluctuate over time. Therefore, a disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount’s actual yields are affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

Yield calculations do not take into account the surrender charge on amounts surrendered or withdrawn under the Contract deemed to consist of premiums paid within the applicable surrender charge period. A surrender charge will not be imposed on the “free withdrawal amount” each year.

Total Returns

From time to time, Transamerica also may quote in sales literature or advertisements, total returns, including “standard” average annual total returns for one or more of the subaccounts for various periods of time on a Class-specific basis. Average annual total returns will be provided for a subaccount on a Class-specific basis for 1, 5 and 10 years, or for a shorter period, if applicable.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period. Total returns do not reflect any rider charges or bonus amounts if applicable.

We must also disclose “non-standard” performance information along with “standard.” “Non-standard” average annual total returns for other periods of time may also be disclosed from time to time. For example, “non-standard” average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation.

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under each Class of the Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end. Average annual total returns are calculated for each Class using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the current asset-based insurance charge for each Class; and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation. Total returns therefore reflect a deduction of the surrender charge if applicable. Total returns for the XC Class do not reflect the addition of bonus amounts. Total returns do not reflect any rider charges. For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the average annual total return is then calculated according to the following formula:

5

TR = ((ERV/P)(1/N)) – 1

Where:

TR	=	the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and contract fee).

ERV	=	the ending redeemable value (net of any applicable surrender charge) at the end of the period of the hypothetical account with an initial payment of $1,000.

P	=	a hypothetical initial payment of $1,000.

N	=	the number of years in the period.

From time to time, Transamerica also may quote in sales literature or advertisements “non-standard” Class-specific total returns for other periods or that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charge on surrender of the Contract. In addition, such non-standard returns may also be quoted for other periods.

From time to time, Transamerica also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Transamerica also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) on a Class-specific basis for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above except for the surrender charge. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the “DCA subaccount”) at the beginning of that period and monthly transfers of a portion of the account value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the account value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above other than the surrender charge. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

6

PART C		OTHER INFORMATION

Item 24.		Financial Statements and Exhibits

	(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

	(b)	Exhibits:

		(1)		Resolution of the Board of Directors of Merrill Lynch Life Insurance Company establishing the Merrill Lynch Life Variable Annuity Separate Account D. Note 1

			(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company. Note 40

			(c)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company. Note 40

		(2)		Not Applicable.

		(3)	(a)	Amended and Restated Principal Underwriting Agreement – Transamerica Life Insurance Company, on its own behalf and on behalf of the Separate Account and Transamerica Capital, Inc. Note 4

			(b)	Form of Broker/Dealer and Sales Agreement. Note 6

		(4)	(a)	Form of Contract for the Flexible Premium Individual Deferred Variable Annuity (Return of Premium). Note 6

			(b)	Form of Contract for the Flexible Premium Individual Deferred Variable Annuity (Contract Value). Note 6

			(c)	Return of Premium NAIC Model Non-Forfeiture Interest Rate Schedule Pages. Note 6

			(d)	Return of Premium Fixed Non-Forfeiture Interest Rate Schedule Pages. Note 6

			(e)	Contract Value NAIC Model Non-Forfeiture Interest Rate Schedule Pages. Note 6

			(f)	Contract Value Fixed Non-Forfeiture Interest Rate Schedule Pages. Note 6

			(g)	Guaranteed Minimum Income Benefit Endorsement and Schedule Pages. Note 6

			(h)	Return of Premium Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 6

			(i)	Maximum Anniversary Value Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 6

			(j)	Roll-Up Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 6

			(k)	Greater of Maximum Anniversary Value and Roll-Up Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 6

			(l)	Additional Death Benefit Endorsement and Schedule Pages. Note 6

			(m)	Bonus Endorsement and Schedule Pages. Note 7

			(n)	Spousal Beneficiary Continuation Endorsement. Note 6

	(o)	Individual Retirement Annuity Endorsement. Note 8

	(p)	Roth Individual Retirement Annuity Endorsement. Note 8

	(q)	Tax Sheltered Annuity Endorsement. Note 8

	(r)	Guaranteed Minimum Withdrawal Benefit Rider and Schedule Pages. Note 9

	(s)	Guaranteed Minimum Income Benefit Plus Endorsement and Schedule Pages. Note 10

	(t)	Schedule Pages for Guaranteed Minimum Income Benefit Endorsement. Note 10

	(u)	Schedule Pages for Guaranteed Minimum Death Benefit Endorsement (GMIB Plus Version). Note 10

	(v)	Schedule Pages for Guaranteed Minimum Death Benefit Endorsement (GMWB Version). Note 10

	(w)	Guaranteed Minimum Death Benefit Rider. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A’s Post-Effective Amendment No. 8 to the Registration Statement Under the Securities Act of 1933 on Form N-4, Registration No. 333-118362 Filed February 22, 2008.) Note 11

	(x)	Schedule Pages for Combo MAV 6% Roll-Up Guaranteed Minimum Death Benefit. Note 11

	(y)	Schedule Pages for Return of Premium Guaranteed Minimum Death Benefit. Note 11

	(z)	Schedule Pages for Guaranteed Minimum Withdrawal Benefit (Joint Life). Note 11

	(aa)	Schedule Pages for Guaranteed Minimum Withdrawal Benefit (Single Life). Note 11

	(bb)	Schedule Pages for Guaranteed Minimum Withdrawal Benefit (Joint Life) with Income Enhancement Benefit). Note 11

	(cc)	Schedule Pages for Guaranteed Minimum Withdrawal Benefit (Single Life with Income Enhancement Benefit). Note 11

	(dd)	Schedule Pages for GMIB EXTRA Guaranteed Minimum Income Benefit. Note 11

	(ee)	Guaranteed Minimum Withdrawal Benefit riders. Note 2

(5)	(a)	Form of Application for the Flexible Premium Individual Deferred Variable Annuity. Note 6

	(b)	Form of revised Application for the Flexible Premium Individual Deferred Variable Annuity. Note 9

(6)	(a)	Articles of Amendment, Restatement and Redomestication of the Articles of Incorporation of Merrill Lynch Life Insurance Company. Note 12

	(a)(1)	Articles of Amendment, Restatement and Redomestication of the Articles of Incorporation of Transamerica Advisors Life Insurance Company. Note 29

	(b)	Amended and Restated By-Laws of Merrill Lynch Life Insurance Company. Note 12

	(b)(1)	Amended and Restated By-Laws of Transamerica Advisors Life Insurance Company. Note 29

(7)		Reinsurance Agreements.

	(a)	GMDB Reinsurance Agreement between MLLIC and ACE Tempest and Amendment No. 1. Note 27

	(a)(1)	Amendment No. 2 to the GMDB Reinsurance Agreement Note 27

	(b)	GMIB Reinsurance Agreement between MLLIC and ACE Tempest Agreement and Amendments No. 1 and 2. Note 27

	(b)(1)	Amendment No. 3 to the GMIB Reinsurance Agreement Note 27

	(c)	DBER Reinsurance Agreement between MLLIC and ACE Tempest and Amendments No. 1 and 2. Note 27

	(c)(1)	Amendment No. 3 to the DBER Reinsurance Agreement Note 27

(8)	(a)	Amended General Agency Agreement. Note 13

(8)	(b)	Indemnity Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Life Agency, Inc. Note 12

(8)	(c)	Management Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Asset Management, Inc. Note 12

(8)	(d)	Amended Service Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Insurance Group, Inc. Note 12

(8)	(e)	Reimbursement Agreement Between Merrill Lynch Asset Management, L.P. and Merrill Lynch Life Agency, Inc. Note 12

(8)	(f)	Amendment to the Reimbursement Agreement Between Merrill Lynch Asset Management, L.P. and Merrill Lynch Life Agency, Inc. Note 14

(8)	(g)	Form of Participation Agreement between FAM Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 15

(8)	(h)	Form of Participation Agreement between AIM Equity Funds, AIM Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 15

	(h)(1)	Amendment No. 3 to Participation Agreement (AIM Equity). Note 34

(8)	(i)	Form of Participation Agreement between AIM Funds Group, AIM Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 15

	(i)(1)	Amendment to Participation Agreement (AIM). Note 30

	(i)(2)	Amendment No. 2 to Participation Agreement (AIM Group). Note 34

(8)	(j)	Form of Participation Agreement between Alliance Global Investor Services, Inc., Alliance Fund Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 15

(8)	(k)	Form of Participation Agreement between American Century Investment Services, Inc. and Merrill Lynch Life Insurance Company. Note 15

	(k)(1)	Amendment of Agreements (American Century Confidential Information). Note 32

	(k)(2)	Amendment No. 4 to Participation Agreement (American Century). Note 34

	(k)(3)	Schedule A Revision 8-18-17 (American Century). Note 39

(8)	(l)	Form of Participation Agreement between American Funds Service Company, American Funds Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 15

	(l)(1)	Amendment of Agreements (American Funds Confidential Information). Note 33

	(l)(2)	Amendment No. 3 to Participation Agreement (American Funds). Note 34

(8)	(m)	Form of Participation Agreement between Davis New York Venture Fund, Davis Distributors, LLC and Merrill Lynch Life Insurance Company. Note 15

	(m)(1)	Amendment of Agreements (Davis Confidential Information). Note 32

	(m)(2)	Amendment No. 3 to Participation Agreement (Davis). Note 34

	(m)(3)	Amendment No. 4 to Participation Agreement (Davis). Note 34

(8)	(n)	Form of Participation Agreement between Delaware Distributors L.P., Delaware Group Equity Funds, and Merrill Lynch Life Insurance Company. Note 15

	(n)(1)	Amendment of Agreements (Delaware Confidential Information). Note 33

(8)	(o)	Form of Participation Agreement between Fidelity Distributors Corporation and Merrill. Note 14

	(o)(1)	Amendment to Participation Agreement (Fidelity). Note 30

	(o)(2)	Amendment No. 4 to Participation Agreement (Fidelity). Note 34

(8)	(p)	Form of Participation Agreement between Lord Abbett Family of Funds, Lord Abbett Distributor LLC, and Merrill Lynch Life Insurance Company. Note 15

(8)	(q)	Form of Participation Agreement between Oppenheimer Funds Distributor, Inc. and Merrill Lynch Life Insurance Company. Note 15

	(q)(1)	Amendment of Agreements (Oppenheimer Confidential Information). Note 33

	(q)(2)	Amendment No. 3 to Participation Agreement (Oppenheimer). Note 34

	(q)(3)	Amendment No. 4 to Participation Agreement (Oppenheimer). Note 35

	(q)(4)	Schedule A Revision 8-3-15 (Oppenheimer). Note 36

(8)	(r)	Form of Participation Agreement between PIMCO Funds Distributors LLC, Allianz Dresdner Asset Management of America L.P., and Merrill Lynch Life Insurance Company. Note 15

	(r)(1)	Amendment No. 1 to Participation Agreement (PIMCO). Note 34

(8)	(s)	Form of Participation Agreement between Franklin Templeton Funds Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 15

(8)	(t)	Form of Participation Agreement between Van Kampen Equity Trust, Van Kampen Comstock Fund, Van Kampen Equity and Income Fund, Van Kampen Funds, Inc., and Merrill Lynch Life Insurance Company. Note 15

(8)	(u)	Form of Participation Agreement between Cohen & Steers Realty Income Fund, Inc., Cohen & Steers Securities, LLC, and Merrill Lynch Life Insurance Company. Note 16

	(u)(1)	Amendment of Agreements (Cohen & Steers Confidential Information). Note 33

(8)	(v)	Form of Participation Agreement between Columbia Acorn Trust, Columbia Funds Distributor, Inc., and Merrill Lynch Life Insurance Company. Note 16

(8)	(w)	Form of Participation Agreement between Eaton Vance Mutual Funds Trust, Eaton Vance Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 16

	(w)(1)	Amendment of Agreements (Eaton Vance Confidential Information). Note 33

	(w)(2)	Amendment No. 3 to Participation Agreement (Eaton Vance). Note 34

(8)	(x)	Form of Participation Agreement between The Dreyfus Corporation, Dreyfus Service Corporation, and Merrill Lynch Life Insurance Company. Note 16

	(x)(1)	Amendment No. 2 to Participation Agreement (Dreyfus). Note 34

(8)	(y)	Form of Participation Agreement between Federated Equity Funds, Federated Securities Corp., and Merrill Lynch Life Insurance Company. Note 16

	(y)(1)	Contract Confirmation Agreement (Federated). Note 33

	(y)(2)	Addendum to Participation Agreement. Note 33

	(y)(3)	Amended and Restated Participation Agreement (Federated). Note 35

(8)	(z)	Form of Participation Agreement between Pioneer Funds Distributor, Inc., and Merrill Lynch Life Insurance Company. Note 16

	(z)(1)	Amendment of Agreements (Pioneer Confidential Information). Note 33

	(z)(2)	Amendment No. 5 to Participation Agreement (Pioneer). Note 34

	(z)(3)	Schedule A Revision 8-18-17 (Pioneer). Note 38

(8)	(aa)	Form of Participation Agreement between AIM Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 16

	(aa)(1)	Amendment No. 2 to Participation Agreement (AIM Growth). Note 34

(8)	(bb)	Form of Participation Agreement by and among Merrill Lynch Life Insurance Company and Columbia Funds Series Trust Management Distributors, Inc. Note 17

	(bb)(1)	Participation Agreement (Combined Columbia Agreement). Note 35

(8)	(cc)	Form of Amendment to Participation Agreement by and among Merrill Lynch Life Insurance Company and Pioneer Funds Distributor, Inc. Note 17

(8)	(dd)	Form of Novation of Participation Agreement among Allianz Global Investors of America L.P. (formerly Allianz Dresdner Asset Management of America L.P.), Merrill Lynch Life Insurance Company, Allianz Global Investors Distributors LLC (formerly PA Distributors LLC) and Allianz Global Investors Fund Management LLC. Note 17

(8)	(ee)	Form of Amendment to Participation Agreement among Merrill Lynch Life Insurance Company, Allianz Global Investors Distributors LLC (formerly PA Distributors LLC) and Allianz Global Investors Fund Management LLC. Note 17

	(ee)(1)	Amendment No. 1 to Participation Agreement (Allianz). Note 35

	(ee)(2)	Schedule A Revision 8-18-17 (Allianz). Note 39

(8)	(ff)	Form of Participation Agreement by and among Merrill Lynch Life Insurance Company and JPMorgan Distribution Services, Inc. Note 17

	(f)(1)	Amendment No. 3 to Participation Agreement (JPMorgan). Note 34

(8)	(gg)	Form of Rule 22c-2 Shareholder Information Agreement Between AIM Investment Services, Inc. and Merrill Lynch Life Insurance Company. Note 18

(8)	(hh)	Form of Rule 22c-2 Shareholder Information Agreement Between AllianceBernstein Investor Services, Inc. and Merrill Lynch Life Insurance Company. Note 18

(8)	(ii)	Form of Rule 22c-2 Shareholder Information Agreement Between Allianz Global Investors Distributors LLC and Merrill Lynch Life Insurance Company. Note 18

(8)	(jj)	Form of Rule 22c-2 Shareholder Information Agreement Between American Funds Service Company and Merrill Lynch Life Insurance Company. Note 19

(8)	(kk)	Form of Rule 22c-2 Shareholder Information Agreement Between BlackRock Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 20

(8)	(ll)	Form of Rule 22c-2 Shareholder Information Agreement Between Cohen & Steers Securities, LLC and Merrill Lynch Life Insurance Company. Note 21

(8)	(mm)	Form of Rule 22c-2 Shareholder Information Agreement Between Columbia Management Services, (Inc. and Merrill Lynch Life Insurance Company. Note 21

(8)	(nn)	Form of Rule 22c-2 Shareholder Information Agreement Between Davis New York Venture Fund, Davis Distributors, LLC and Merrill Lynch Life Insurance Company. Note 19

(8)	(oo)	Form of Rule 22c-2 Shareholder Information Agreement Between Delaware Distributors, L.P., Delaware Service Company, Inc. and Merrill Lynch Life Insurance Company. Note 19

(8)	(pp)	Form of Rule 22c-2 Shareholder Information Agreement Between Dreyfus Service Corporation and Merrill Lynch Life Insurance Company. Note 21

(8)	(qq)	Form of Rule 22c-2 Shareholder Information Agreement Between Eaton Vance Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 21

(8)	(rr)	Form of Rule 22c-2 Shareholder Information Agreement Between Federated Securities Corp. and Merrill Lynch Life Insurance Company. Note 18

(8)	(ss)	Form of Rule 22c-2 Shareholder Information Agreement Between JPMorgan Distribution Services, Inc., JPMorgan Trust I, JPMorgan Trust II et al., and Merrill Lynch Life Insurance Company. Note 22

(8)	(tt)	Form of Rule 22c-2 Shareholder Information Agreement Between Lord Abbett Distributor LLC and Merrill Lynch Life Insurance Company. Note 19

(8)	(uu)	Form of Rule 22c-2 Shareholder Information Agreement Between OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. and Merrill Lynch Life Insurance Company. Note 23

(8)	(vv)	Form of Rule 22c-2 Shareholder Information Agreement Between Pioneer Investment Management Shareholder Services, Inc. and Merrill Lynch Life Insurance Company. Note 21

(8)	(ww)	Form of Rule 22c-2 Shareholder Information Agreement Between The Seligman Funds and Merrill Lynch Life Insurance Company. Note 19

(8)	(xx)	Form of Rule 22c-2 Shareholder Information Agreement Between Van Kampen Funds, Inc. and Merrill Lynch Life Insurance Company. Note 18

(8)	(yy)	Form of Amendment to Participation Agreement by and among Alliance Global Investor Services, Inc., AllianceBernstein Investment Research and Management, Inc. and Merrill Lynch Life Insurance Company. Note 19

	(y)(1)	Amendment of Agreements (AllianceBernstein Confidential Information). Note 32

	(y)(2)	Amendment No.4 to Participation Agreement (AllianceBernstein). Note 34

	(y)(3)	Schedule A Revision 2-7-2015 (AllianceBernstein). Note 35

	(y)(4)	Schedule A Revision 1-9-2017 (AllianceBernstein). Note 37

(8)	(zz)	Form of Amendment to Participation Agreement by and among Columbia Acorn Trust, Columbia Management Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 22

(8)	(aaa)	Form of Amendment to Participation Agreement by and among FAM Distributors, Inc., BlackRock Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 22

	(aaa)(1)	Amendment No. 6 to Participation Agreement (BlackRock). Note 34

	(aaa)(2)	Amendment No. 7 to Participation Agreement (BlackRock). Note 37

(8)	(bbb)	Form of Amendment to Participation Agreement by and among Eaton Vance Mutual Funds Trust, Eaton Vance Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 22

(8)	(ccc)	Form of Amendment to Participation Agreement by and among Seligman Value Fund Series, Inc., (the “Fund”), Seligman Advisors, Inc., and Merrill Lynch Life Insurance Company. Note 19

(8)	(ddd)	Form of Participation Agreement by and among Janus Distributors LLC, Janus Services LLC, and Merrill Lynch Life Insurance Company. Note 22

	(ddd)(1)	Amendment No. 1 to Participation Agreement (Janus). Note 28

	(ddd)(2)	Amendment to Participation Agreement (Janus). Note 30

	(ddd)(3)	Amendment No. 3 to Participation Agreement (Janus). Note 34

(8)	(eee)	Form of Rule 22c-2 Shareholder Information Agreement Between Franklin Templeton Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 22

(8)	(fff)	Shareholder Service Agreement by and among AIM Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(ggg)	Shareholder Service Agreement by and among AllianceBernstein Investments, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(hhh)	Shareholder Service Agreement by and among Allianz Global Investors Distributors LLC and Merrill Lynch Life Insurance Company. Note 26

(8)	(iii)	Shareholder Service Agreement by and among Allianz Global Investors Distributors LLC (for PIMCO Funds) and Merrill Lynch Life Insurance Company. Note 26

(8)	(jjj)	Amendment No. 2 to the Participation Agreement by and among Merrill Lynch Life Insurance Company and American Century Investment Services, Inc. Note 26

(8)	(kkk)	Shareholder Service Agreement by and among Merrill Lynch Life Insurance Company and American Century Investment Services, Inc. Note 26

(8)	(lll)	Administrative Services Agreement by and among Merrill Lynch Life Insurance Company and American Century Investment Services, Inc. (Equity Income Fund). Note 26

(8)	(mmm)	Administrative Services Agreement by and among Merrill Lynch Life Insurance Company and American Century Investment Services, Inc. (Ultra Fund). Note 26

(8)	(nnn)	Shareholder Services Agreement by and among American Funds Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(ooo)	Shareholder Services Agreement by and among BlackRock Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(ppp)	Shareholder Services Agreement by and among Cohen & Steers Securities, LLC and Merrill Lynch Life Insurance Company. Note 26

(8)	(qqq)	Shareholder Services Agreement by and among Davis Distributors, LLC and Merrill Lynch Life Insurance Company. Note 26

(8)	(rrr)	Shareholder Services Agreement by and among Delaware Distributors, L.P. and Merrill Lynch Life Insurance Company. Note 26

(8)	(sss)	Shareholder Services Agreement by and among Eaton Vance Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(ttt)	Shareholder Services Agreement by and among Franklin Templeton Distributors, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(uuu)	Mutual Fund Sales Agreement by and among Merrill Lynch Life Insurance Company and JPMorgan Distribution Services, Inc. Note 26

(8)	(vvv)	Shareholder Services Agreement by and among Lord Abbett Distributor LLC and Merrill Lynch Life Insurance Company. Note 26

(8)	(www)	Shareholder Services Agreement by and among OppenheimerFunds Distributor, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(xxx)	Administration, Shareholder Services and Distribution Agreement by and among Seligman Advisors, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(yyy)	Shareholder Services Agreement by and among Van Kampen Funds, Inc. and Merrill Lynch Life Insurance Company. Note 26

(8)	(zzz)	Amendment No. 2 to the Participation Agreement by and among Merrill Lynch Life Insurance Company and Pioneer Funds Distributor, Inc. Note 26

	(zzz)(1)	Amendment No. 3 to Participation Agreement (Pioneer Funds). Note 28

(8)	(aaaa)	Keep Well Agreement between AEGON USA, Inc. and Merrill Lynch Life Insurance Company. Note 3

(8)	(bbbb)	Purchase Agreement between Merrill Lynch Insurance Group, Inc., Merrill Lynch & Co., Inc., and AEGON USA, Inc. Note 24

(8)	(cccc)	First Amendment to Purchase Agreement between Merrill Lynch Insurance Group, Inc., Merrill Lynch & Co., Inc., and AEGON USA, Inc. Note 25

(8)	(dddd)	Participation Agreement (TST). Note 28

	(dddd)(1)	Amendment No. 1 to Participation Agreement (TST). Note 28

	(dddd)(2)	Amendment No. 2 to Participation Agreement (TST). Note 30

	(dddd)(3)	Summary Prospectus Amendment (TST). Note 31

	(dddd)(4)	Amendment to Participation Agreement (TST). Note 33

	(dddd)(5)	Amendment No. 3 to Participation Agreement (TST). Note 33

	(dddd)(6)	Amendment No. 4 to Participation Agreement (TST). Note 34

	(dddd)(7)	Schedule A Revisions to Participation Agreement (TST). Note 34

	(dddd)(8)	Schedule A Revision 10-1-2015 (TST). Note 36

	(dddd)(9)	Schedule A Revision 3-1-2016 (TST). Note 36

	(9)	Opinion and Consent of Counsel Note 40

	(10)	Consent of Independent Registered Public Accounting Firm. Note 40

	(11)	Not applicable.

	(12)	Not applicable.

	(13)	Powers of Attorney Blake S. Bostwick, David Schulz, Jay Orlandi, Eric J. Martin, Katherine A. Schulze, Mark W. Mullin, C. Michiel van Katwijk. Note 40

Note 1.	Incorporated herein by reference to Initial Filing on Form N-4 Registration Statement (File No. 333-91098) filed on June 25, 2002.

Note 2.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-118362) filed on April 25, 2008.

Note 3.	Incorporated herein by reference to Annual Report on Form 10-K of Merrill Lynch Life Insurance Company (File No. 33-26322) filed on March 27, 2008.

Note 4.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-187912) filed on April 15, 2013.

Note 5.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 033-33085) filed on April 27, 2001.

Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 47 to Form N-4 Registration Statement (File No. 333-118362) filed on August 19, 2004.

Note 7.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-118362) filed on January 31, 2005.

Note 8.	Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-119364) filed on September 29, 2004.

Note 9.	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-118362) filed on December 2, 2005.

Note 10.	Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-118362) filed on September 27, 2006.

Note 11.	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-118362) filed on February 22, 2008.

Note 12.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 33-43773) filed on December 10, 1996.

Note 13.	Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 33-43773) filed on April 28, 1994.

Note 14.	Incorporated herein by reference to Initial Filing of Form N-4 Registration Statement (File No. 333-90243) filed on November 3, 1999.

Note 15.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-91098) filed on September 20, 2002.

Note 16.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-119364) filed on April 27, 2005.

Note 17.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-119364) filed on April 21, 2006.

Note 18.	Incorporated herein by reference to Post-Effective Amendment No. 30 to Form N-4 Registration Statement (File No. 33-43773) filed on April 17, 2007.

Note 19.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-91098) filed on April 18, 2007.

Note 20.	Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-73544) filed on April 17, 2007.

Note 21.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-118362) filed on April 24, 2007.

Note 22.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-119364) filed on April 24, 2007.

Note 23.	Incorporated herein by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 333-91098) filed on April 18, 2007.

Note 24.	Incorporated herein by reference to Exhibit 10.1 to Merrill Lynch Life Insurance Company’s Current Report on Form 8-K (File No. 33-26322) filed on August 17, 2007.

Note 25.	Incorporated herein by reference to Exhibit 10.1 to Merrill Lynch Life Insurance Company’s Report on Form 8-K (File No. 33-26322) filed on January 4, 2008.

Note 26.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement on Form N-4 Registration Statement (File No. 333-119364) filed on April 28, 2008.

Note 27.	Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-119364) filed on April 28, 2009.

Note 28.	Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 333-119364) filed on April 23, 2010.

Note 29.	Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-91098) filed on September 30, 2010.

Note 30.	Incorporated herein by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 333-119364) filed on April 28, 2011.

Note 31.	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 333-119364) filed on April 23, 2012.

Note 32.	Incorporated herein by reference to Post-Effective Amendment No. 36 to Form N-4 Registration Statement (File No. 33-43773) filed on September 10, 2012.

Note 33.	Incorporated herein by reference to Post-Effective Amendment No.16 to Form N-4 Registration Statement (File No. 333-119364) filed on April 23, 2013.

Note 34.	Incorporated herein by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 333-119364) filed on April 21, 2014.

Note 35.	Incorporated herein by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 333-119364) filed on April 27, 2015.

Note 36.	Incorporated herein by reference to Post-Effective Amendment No. 19 to Form N-4 Registration Statement (File No. 333-119364) filed on April 25, 2016.

Note 37.	Incorporated herein by reference to Post-Effective Amendment No. 20 to Form N-4 Registration (File No. 333-119364) filed on April 25, 2017.

Note 38.	Incorporated herein by reference to Post-Effective Amendment No. 21 to Form N-4 Registration (File No. 333-119364) filed on November 15, 2017.

Note 39.	Incorporated herein by reference to Post-Effective Amendment No. 22 to Form N-4 Registration (File No. 333-119364) filed on April 23, 2018.

Note 40.	Filed herewith.

Item 25. Directors and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Blake S. Bostwick 1801 California St. Suite 5200 Denver, CO 80202	Director and President

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499-0001	Controller, Senior Vice President and Assistant Treasurer

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director and Chairman of the Board

Jay Orlandi 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Secretary and General Counsel

David Schulz 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Chief Financial Officer and Treasurer

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Mangaging Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund II, LLC	Delaware	Members: Manager Member—AHDF Manager II, LLC (0.01%); Transamerica Life Insurance Company (99.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Affordable housing loans

AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexilbility to accommodate other similarly situated clients.

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor

Aegon Community Investments 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)	Investments

Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 55, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 56, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates

Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

Aegon LIHTC Fund 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)	Investments

Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments

Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member—Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank

(7.58%); Bank of the West (7.46%)

Investments

Aegon LIHTC Fund 54, LLC	Delaware	Sole Member: Aegon Community Investments 54, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware	Members: Investor Member—Transamerica Premier Life Insurance Company (2.8195%); non-affiliates of AEGON, Citibank, N.A. (21.6890%), Ally Bank (8.2090%), Bank of Hope (14.2687%), Lake City Bank (1.4679%), Securian (MLIC) (7.4614%), The Guardian Life Insurance Company of America (10.4477%), U.S. Bancorp Community Development Corporation (22.0987%), ZB National Association (1.8110%). Managing Member—Aegon Community Investments 55, LLC (0.0100%).	Investments

Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member—Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as investor Member (99.99%)	Investments

Aegon LIHTC Fund 58, LLC	Delaware	Sole Member: Aegon Community Investments 58, LLC	Investments

Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (81.4852%) ; Transamerica Premier Life Insurance Company (18.5148%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company

Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Aegon Multi-Family Equity Fund, LLC	Delaware	Members: Transamerica Life Insurance Company (63%); Transamerica Financial Life Insurance Company (20%); Transamerica Premier Life Insurance Company (17%); Non- Member Manager—AMFETF Manager, LLC (0%)	Investments

Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments

Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

Aegon Upsream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments

AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company

AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company

Aegon Workforce Housing Fund 2, LP	Delaware	General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)	Investments

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager II, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager III, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate

AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC—99% Member; Cupples State LIHTC Investors, LLC—1% Member; TAH Pentagon Funds, LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing

AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Invesmtent Management, LLC (98.36%); non- affiliate of AEGON (1.64%)	Investment vehicle

AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company

AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate

AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- Barfield, LLC (50%)	Investments

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Transamerica Premier Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company

Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate

FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	Sole Member: FGH USA LLC	Real estate

FGP West Street LLC	Delaware	Sole Member: FGP West Mezzanine LLC	Real estate

Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services

First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XL, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) investor Member	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%) J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member—Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non- affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non- affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non- affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non- affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non- affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non- affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non- affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor Member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non- Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC at 1% managing Member and non-AEGON affiliate, FNBC Leasing Corporation as the 99% investor Member.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC as a .01% Member and non-AEGON affiliate, Partner Reinsurance Company of the U.S. as the 99.99% Member.	Investments

Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% managing Member); non- AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%),

Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments

Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) investor Member; Metropolitan Bank (16.66%) investor Member.	Investments

Garnet LIHTC Fund XLIV-A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) investor Member	Investments

Garnet LIHTC Fund XLVII, LLC	Delaware	Members: Garnet Community Investments XLVII, LLC (1%) managing Member; Transamerica Premire Life Insurance Company (14%) investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) investor Member; New York Life Insurance Company (20.5%) investor Member and New York Life Insurance and Annuity Corporation (15.5%) investor Member.	Investments

Garnet LIHTC Fund XLVIII, LLC	Delaware	Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)	Investments

Horizons Acquisition 5, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non- affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% managing general partner)	Affordable housing

InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

Interstate North Office Park GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment

Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

LIHTC Fund 56, LLC	Delaware	Members: Managing Member—Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments

LIHTC Fund 59, LLC	Delaware	Member: Aegon Community Investments 59, LLC	Investments

LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments

LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company

Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments

MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding, LLC	Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer- related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator

Natural Resources Alternatives Portfolio I, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC	Investment vehicle—to invest in Natural Resources

Oncor Insurance Services, LLC	Iowa	Sole Member—Life Investors Financial Group, Inc.	Direct sales of term life insurance

Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- MITBK, LLC (50%)	Investmetns

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member—Transamerica Life Insurance Company	Marketing non-insurance products

Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non- affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities

RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4% ); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant

St. Lucie West Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments

TAH-MCD IV, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.

TAH Pentagon Funds, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund 1, LLC	Delaware	Sole Member—Garnet LIHTC Fund IX, LLC	Real estate investments

TAHP Fund 2, LLC	Delaware	Sole Member—Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property.

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Jay Orlandi	Delaware	100% AEGON International B.V.	Voting Trust

THH Acquisitions, LLC	Iowa	Sole Member—Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% Transamerica Corporation	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary

Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	Sole Member: TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Distribution Finance—Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	88% Transamerica Corporation; 12% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member—AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Insurance Company	Iowa	100%—Commonwealth General Corporation	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Redwood Park, LLC	Delaware	Sole Member—Transamerica Corporation	Hold property interests in Redwood Park in California

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor

Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.

Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments

United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency

Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator

US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Hawaii	51% owned by World Financial Group, Inc.; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non- AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (33.06%); Transamerica Premier Life Insurance Company (36.40%); Transamerica Financial Life Insurance Company (18.13%); Transamerica Pacific Insurance Company, Ltd. (12.41%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.  Number of Contract Owners

As of April 30, 2019, there were 4,444 Contract owners.

Item 28.  Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. This account is a separate account of Transamerica Premier Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter

Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer

Joe Boan	(1)	Director and Vice President

David R. Paulsen	(3)	Director, Chief Executive Officer, President and Chairman of the Board

Doug Hellerman	(3)	Chief Compliance Officer

Gregory E. Miller-Breetz	(1)	Secretary

Vincent J. Toner	(3)	Vice President

Alison Ryan	(3)	Assistant Secretary

(1)	100 Light Street, Floor B1, Baltimore, MD 21202
(2)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(3)	1801 California Street, Suite 5200, Denver, CO 80202

(c) Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	5,872,767	0	0	0

(1)	Fiscal Year 2018

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)

Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)

Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)

Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Life Insurance Company at the address or phone number listed in the Prospectus.

(d)

Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Denver and State of Colorado, on this 1st day of July, 2019.

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT D
Registrant

TRANSAMERICA LIFE INSURANCE COMPANY
Depositor

*
Blake S. Bostwick
Director and President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

* Blake S. Bostwick	Director and President	July 1, 2019

* Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer	July 1, 2019

* Mark W. Mullin	Director and Chairman of the Board	July 1, 2019

* Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel	July 1, 2019

* David Schulz	Director, Chief Tax Officer and Senior Vice President	July 1, 2019

* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer	July 1, 2019

/s/ Brian Stallworth Brian Stallworth	Assistant Secretary	July 1, 2019

*	By: Brian Stallworth – Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.

Registration No.

333-

811 - 21127

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MERRILL LYNCH INVESTOR CHOICE ANNUITYSM (IRA SERIES)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.~~*~~

1(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company.
1(c)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company
9	Opinion and Consent of Counsel
10	Consent of Independent Registered Public Accounting Firm
13	Powers of Attorney

*	Page numbers included only in manually executed original.